Form 20-F
Prenetics Global Ltd
filed 2022-05-27
CIK 1876431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
OR
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: May 18, 2022
Commission File Number: 001-41401

PRENETICS GLOBAL LIMITED
(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant’s name into English)	Cayman Islands (Jurisdiction of incorporation or organization)
Stephen Lo
+852 2210-9588
stephen.lo@prenetics.com
Prenetics Global Limited
Unit 701-706, K11 Atelier King’s Road
728 King’s Road, Quarry Bay
Hong Kong
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of exchange on which registered
Class A ordinary shares, par value $0.0001 per share	PRE	The Nasdaq Stock Market LLC
Warrants	PRENW	The Nasdaq Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 101,265,483 Class A ordinary shares, 9,713,864 Class B ordinary shares and 17,352,393 warrants
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.         Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

i

EXPLANATORY NOTE
On May 18, 2022 (the “Closing Date”), Prenetics Global Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo” or the “Company”), consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of September 15, 2021, as amended by an Amendment to Business Combination Agreement dated as of March 30, 2022 and as may be further amended from time to time (the “Business Combination Agreement”), by and among the Company, Artisan Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Artisan”), AAC Merger Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Artisan Merger Sub”), PGL Merger Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Prenetics Merger Sub”) and Prenetics Group Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“Prenetics”). Pursuant to the Business Combination Agreement, (i) Artisan merged with and into Artisan Merger Sub, with Artisan Merger Sub surviving and remaining as a wholly-owned subsidiary of PubCo (the “Initial Merger”) and (ii) following the Initial Merger, Prenetics Merger Sub merged with and into Prenetics, with Prenetics being the surviving entity and becoming a wholly-owned subsidiary of PubCo (the “Acquisition Merger”, and collectively with the Initial Merger and the other transactions contemplated by the Business Combination Agreement, the “Business Combination”).
As part of the Business Combination: (i) each of Artisan’s units (each consisting of one Class A ordinary share, par value $0.0001 per share, of Artisan (“Artisan Public Shares”) and one-third of one redeemable warrant, each entitling its holder to purchase one Artisan Public Share at an exercise price of $11.50 per share, subject to adjustment (“Artisan Public Warrant”)) issued and outstanding immediately prior to the effective time of the Initial Merger (the “Initial Merger Effective Time”) was separated into one Artisan Public Share and one-third of an Artisan Public Warrant; (ii) each Artisan Public Share issued and outstanding immediately prior to the Initial Merger Effective Time (excluding Artisan Public Shares that have been redeemed and Artisan treasury shares) was cancelled in exchange for the right to receive 1.29 newly issued Class A Ordinary Share of PubCo, par value $0.0001 per share (“Class A Ordinary Share”); (iii) each Artisan Public Warrant outstanding immediately prior to the Initial Merger Effective Time was assumed by PubCo and converted into a warrant to purchase 1.29 Class A Ordinary Shares at an exercise price of $11.50 per 1.29 Class A Ordinary Shares, subject to adjustment pursuant to the terms of the Assignment, Assumption and Amendment Agreement and the Warrant Agreement (“Warrant”), subject to substantially the same terms and conditions prior to the Initial Merger Effective Time; (iv) each of the outstanding ordinary shares of Prenetics, par value $0.0001 per share (“Prenetics Ordinary Shares”) and the outstanding Prenetics preferred shares, par value $0.0001 per share (“Prenetics Preferred Shares” and collectively with Prenetics Ordinary Shares, “Prenetics Shares”) (excluding shares that are held by Prenetics shareholders that exercise and perfect their relevant dissenters’ rights, Prenetics Key Executive Shares (as defined below) and Prenetics treasury shares) was cancelled in exchange for the right to receive such fraction of Class A Ordinary Share that is equal to the quotient obtained by dividing $20.330979812 by $10.00 (the “Exchange Ratio”), or 2.033097981 Class A Ordinary Shares for each Prenetics Share; and (v) each of the Prenetics Shares held by Danny Yeung (the “Prenetics Key Executive Shares”), the co-founder and chief executive officer of Prenetics, was cancelled in exchange for the right to receive such fraction of a newly issued Class B Ordinary Share of PubCo, par value $0.0001 per share (“Class B Ordinary Shares” and collectively with Class A Ordinary Shares, “Ordinary Shares”) that is equal to the Exchange Ratio.
Substantially concurrently with the execution and delivery of the Business Combination Agreement, (i) PubCo, Artisan and certain third-party investors (the “PIPE Investors”) entered into share subscription agreements (the “PIPE Subscription Agreements”) pursuant to which the PIPE Investors committed to subscribe for and purchase, in the aggregate, 6,000,000 Class A Ordinary Shares for $10 per share for an aggregate purchase price equal to $60,000,000; and (ii) the Forward Purchase Agreements entered into at the time of Artisan’s initial public offering with Aspex Master Fund and Pacific Alliance Asia Opportunity Fund L.P. were amended by the Deeds of Novation and Amendment as of September 15, 2021, pursuant to which Aspex Master Fund and Pacific Alliance Asia Opportunity Fund L.P. committed to subscribe for and purchase, in the aggregate, 6,000,000 Class A Ordinary Shares and 1,500,000 Warrants for an aggregate purchase price equal to $60,000,000 (such amended Forward Purchase Agreements, the “Amended Forward Purchase Agreements”). The PIPE Subscription Agreements were amended by the Amendment Agreements dated as of March 30, 2022 (the PIPE Subscription Agreements, as amended, the “Amended PIPE Subscription Agreements”), pursuant to which, the number of Class A Ordinary Shares to be purchased by the PIPE Investors was increased to 7,740,000. The Deeds of Novation and Amendment were amended by the Deeds of Amendment to Deed of Novation and Amendment on March 30, 2022, pursuant to which, among other things, the number of Class A Ordinary Shares to be purchased by each of Aspex Master Fund and Pacific Alliance Asia Opportunity Fund L.P. was increased to 3,870,000. On April 29, 2022, PubCo, Artisan, Pacific Alliance Asia Opportunity Fund L.P. and PAG Quantitative Strategies Trading Limited (together with Aspex Master Fund, the “Forward Purchase Investors”) entered into a Deed of Assignment, pursuant to which Pacific Alliance Asia Opportunity Fund L.P. assigned to PAG Quantitative Strategies Trading Limited its rights and obligations under the Amended Forward Purchase Agreements and the Deeds of Amendment to Deed of Novation and Amendment.
The Class A Ordinary Shares issued pursuant to the Amended PIPE Subscription Agreements and the Amended Forward Purchase Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. The Company granted the PIPE Investors and the Forward Purchase Investors certain registration rights in connection with the PIPE Subscription Agreements and the Amended Forward Purchase Agreements.
The transaction was unanimously approved by Artisan’s Board of Directors and was approved at the extraordinary general meeting of Artisan’s shareholders held on May 9, 2022, or the “Extraordinary General Meeting”. Artisan’s shareholders also voted to approve all other proposals presented at the Extraordinary General Meeting. As a result of the Business Combination, Artisan has become a wholly-owned subsidiary of the Company. On May 18, 2022, Class A Ordinary Shares and Warrants commenced trading on the Nasdaq Stock Market, or “NASDAQ”, under the symbols “PRE” and “PRENW,” respectively.
Certain amounts that appear in this Report may not sum due to rounding.
Unless otherwise indicated or required by context, references in this Report on Form 20-F (including information incorporated by reference herein, the “Report”) to “we,” “us,” “our,” or “Prenetics” are to Prenetics Global Limited and its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Shell Company Report on Form 20-F (including information incorporated by reference herein, this “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believe,” “estimate,” “anticipate,” “expect,” “seek,” “project,” “intend,” “plan,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. All statements other than statements of historical facts are forward-looking statements. They appear in a number of places throughout this Report and include statements regarding Artisan’s, PubCo’s and Prenetics’ intentions, beliefs or current expectations concerning, among other things, the Business Combination, the benefits and synergies of the Business Combination, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, the markets in which Prenetics and its subsidiaries operate as well as any information concerning possible or assumed future results of operations of the combined company after the consummation of the Business Combination. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the matters identified in the section titled “Risk Factors” of the Company’s Amendment No. 8 of the Registration Statement on Form F-4 (333-260928) filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2022 (the “Form F-4”), which are incorporated by reference into this Report.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based, except as may be required under applicable securities laws.

PART I
ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.
Directors and Senior Management

The directors and executive officers of the Company upon the consummation of the Business Combination are set forth in the Form F-4, in the section titled “Management of PubCo Following the Business Combination,” which is incorporated herein by reference. The appointment of the directors and executive officers of the Company took effect as of the Closing Date. The business address for each of the Company’s directors and executive officers is Unit 701-706, K11 Atelier King’s Road, 728 King’s Road, Quarry Bay, Hong Kong.
B.
Advisors

Skadden, Arps, Slate, Meagher & Flom LLP acted as counsel for Prenetics, and will act as counsel to PubCo upon and following the consummation of the Business Combination.
C.
Auditors

KPMG acted as the independent auditor for Prenetics Group Limited as of December 31, 2021 and 2020 and for each of the years in the three-year period ended December 31, 2021 and will continue to the independent auditor of the Company upon the consummation of the Business Combination.
ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.   KEY INFORMATION
A.
Reserved

B.
Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of December 31, 2021, after giving effect to the Business Combination, the Amended PIPE Subscription Agreements, and the Amended Forward Purchase Agreements.
As of December 31, 2021 (pro forma)	$ in thousands
Cash and cash equivalents	$169,893
Equity:
Share premium	404,858
PubCo Class A ordinary shares	10
PubCo Class B ordinary shares	1
Reserves	(185,081)
Prenetics non-controlling interests	(85)
Total equity (deficit)	219,703
Debt:	—
Total capitalization	$219,703

C.
Reasons for the Offer and Use of Proceeds

Not applicable.
D.
Risk Factors

The risk factors associated with the Company are described in the Form F-4 in the section titled “Risk Factors,” which is incorporated herein by reference.

ITEM 4.   INFORMATION ON THE COMPANY
A.
History and Development of the Company

PubCo is an exempted company limited by shares incorporated on July 21, 2021 under the laws of the Cayman Islands. PubCo has been the consolidating entity for purposes of Prenetics’s financial statements since the consummation of the Business Combination on May 18, 2022. The history and development of PubCo and the material terms of the Business Combination are described in the Form F-4 under the headings “Summary of the Proxy Statement/Prospectus,” “The Business Combination Proposal,” “Information related to PubCo” and “Description of PubCo Securities,” which are incorporated herein by reference.
PubCo’s registered office is at the offices of Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands, and PubCo’s principal executive office is Unit 701-706, K11 Atelier King’s Road, 728 King’s Road, Quarry Bay, Hong Kong. PubCo’s principal website address is https://www.prenetics.com/. We do not incorporate the information contained on, or accessible through, PubCo’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.
B.
Business Overview

Following and as a result of the Business Combination, all of PubCo’s business is conducted through Prenetics and its subsidiaries. A description of the business is included in the Form F-4 in the sections entitled “Prenetics Group’s Business” and “Prenetics’ Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated herein by reference.
C.
Organizational Structure

Upon consummation of the Business Combination, Prenetics and Artisan Merger Sub became wholly-owned subsidiaries of the Company. The following diagram depicts the organizational structure of the Company as of the date hereof.
D.
Property, Plants and Equipment

PubCo’s property, plants and equipment are held through Prenetics. Information regarding Prenetics’ property, plants and equipment is described in the Form F-4 under the headings “Prenetics Group’s Business — Facilities,” which information is incorporated herein by reference.
ITEM 4A.   UNRESOLVED STAFF COMMENTS
None.
ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Following the Business Combination, the business of PubCo is conducted through Prenetics, its direct wholly-owned subsidiary, and its subsidiaries.

The discussion and analysis of the financial condition and results of operations of Prenetics and its subsidiaries is included in the Form F-4 in the section titled “Prenetics’ Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which information is incorporated herein by reference.
ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.
Directors and Senior Management

The directors and executive officers of the Company upon the consummation of the Business Combination are set forth in the Form F-4, in the section titled “Management of PubCo Following the Business Combination,” which is incorporated herein by reference. The appointment of the directors and executive officers of the Company took effect as of the Closing Date.
B.
Compensation

Information pertaining to the compensation of the directors and executive officers of PubCo is set forth in the Form F-4 in the sections titled “Management of PubCo Following the Business Combination — Compensation of Directors and Executive Officers,” “Management of PubCo Following the Business Combination — Employment Agreements and Indemnification Agreements” and “Management of PubCo Following the Business Combination — Share Incentive Plans,” which are incorporated herein by reference.
C.
Board Practices

Information pertaining to the Company’s board practices is set forth in the Form F-4, in the section titled “Management of PubCo Following the Business Combination,” which is incorporated herein by reference.
D.
Employees

Following the Business Combination, the business of PubCo is conducted through Prenetics, its direct wholly-owned subsidiary, and its subsidiaries.
Information pertaining to the employees of Prenetics and its subsidiaries is set forth in the Form F-4, in the section titled “Prenetics Group’s Business — Our Team,” which is incorporated herein by reference.
E.
Share Ownership

Ownership of PubCo’s shares by its directors and executive officers upon consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.
Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of the date hereof by:
•
each person known by us to be the beneficial owner of more than 5% of Ordinary Shares;

•
each of our directors and executive officers; and

•
all our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if that person possesses sole or shared voting or investment power over that security. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however are not included in the computation of the percentage ownership of any other person.
As of the date hereof, there are 101,265,483 Class A Ordinary Shares and 9,713,864 Class B Ordinary Shares issued and outstanding.
Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of voting shares beneficially owned by them.
	Class A Ordinary Shares	Class B Ordinary Shares	% of Total Ordinary Shares	% of Voting Power (2)
Directors and Executive Officers(1)
Yeung Danny Sheng Wu(3)	—	9,713,864	8.75%	65.74%
Cheng Yin Pan (Ben)(4)	6,933,558	—	6.25%	2.35%
Dr. Cui Zhanfeng	789,282	—	*	*
Woo Ian Ying	—	—	—	—
Chiu Wing Kwan (Winnie)(5)	377,411	—	*	*
Dr. Tzang Chi Hung Lawrence(6)	3,840,716	—	3.46%	1.30%
Avrom Boris Lasarow	1,881,844	—	1.70%	*
Lo Hoi Chun (Stephen)	—	—	—	—
Dr. Ong Shih-Chang (Frank)	—	—	—	—
Dr. Senthil Sundaram	—	—	—	—
Dr. Wong Yung Ho Peter	—	—	—	—
Dr. Ma Wu Po (Mike)	—	—	—	—
All Directors and Executive Officers as a Group	13,822,811	9,713,864	21.21%	70.41%
Principal Shareholders
Prudential Hong Kong Limited	12,660,138	—	11.41%	4.28%
Da Yeung Limited(3)	—	9,713,864	8.75%	65.74%
Genetel Bioventures Limited	9,206,785	—	8.30%	3.12%

*
Less than 1% of the total number of outstanding Ordinary Shares

(1)
The business address for the directors and executive officers of the Company is Unit 701-706, K11 Atelier King’s Road, 728 King’s Road, Quarry Bay, Hong Kong.

(2)
For each person or group included in this column, percentage of total voting power represents voting power based on both Class A Ordinary Shares and Class B Ordinary Shares held by such person or group with respect to all outstanding Ordinary

Shares as a single class. Each holder of Class A Ordinary Shares is entitled to one vote per share. Each holder of Class B Ordinary Shares is entitled to twenty (20) votes per share. Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.
(3)
Represents 9,713,864 Class B Ordinary Shares held by Da Yeung Limited, a British Virgin Islands company. Da Yeung Limited is wholly owned by Yeung Danny Sheng Wu. The registered address of Da Yeung Limited is Coastal Building, Wickham’ s Cay II, P. 0. Box 2221, Road Town, Tortola, VG 1110, British Virgin Islands.

(4)
The Class A Ordinary Shares are held in the name of Artisan LLC. Cheng Yin Pan (Ben) is the manager of Artisan LLC and has voting and investment discretion with respect to the Class A Ordinary Shares held of record by Artisan LLC. Cheng Yin Pan (Ben) disclaim any beneficial ownership of the securities held by Artisan LLC other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(5)
Represents 377,411 Class A Ordinary Shares held by Lucky Rider Investments Limited, a British Virgin Islands company. Lucky Rider Investments Limited is wholly owned by Chiu Wing Kwan (Winnie). The registered address of Lucky Rider Investments Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)
Represents 3,840,716 Class A Ordinary Shares held by For Excelsiors Limited, a British Virgin Islands company. For Excelsiors Limited is wholly owned by Tzang Chi Hung Lawrence. The registered address of For Excelsiors Limited is Coastal Building, Wickham’ s Cay II, P. 0. Box 2221, Road Town, Tortola, VG 1110, British Virgin Islands.

B.
Related Party Transactions

Information regarding PubCo’s and Prenetics’ related party transactions is set forth in the Form F-4, in the section titled “Certain Relationships and Related Person Transactions — Prenetics Group and PubCo Relationships and Related Party Transactions,” which is incorporated herein by reference.
C.
Interests of Experts and Counsel

Not applicable.
ITEM 8.   FINANCIAL INFORMATION
A.
Consolidated Statements and Other Financial Information

Financial Statements
Consolidated financial statements have been filed as part of this Report. See Item 18 “Financial Statements.”
Legal Proceedings
Legal or arbitration proceedings are described in the Form F-4 under the heading “Prenetics Group’s Business — Legal Proceedings,” which is incorporated herein by reference.
Dividend Policy
PubCo’s policy on dividend distributions is included in the Form F-4 under the heading “Description of PubCo Securities — Dividends,” which is incorporated herein by reference.
B.
Significant Changes

None.
ITEM 9.   THE OFFER AND LISTING
A.
Offer and Listing Details

Class A Ordinary Shares and Warrants are listed on NASDAQ under the symbols “PRE” and “PRENW,” respectively. Holders of Class A Ordinary Shares and Warrants should obtain current market quotations for their securities.
Information regarding the lock-up restrictions applicable to the Class A Ordinary Shares and Warrants held by Artisan LLC and certain shareholders and executives of Prenetics, including its principal shareholders and key executives, is included in the Form F-4 under the section titled “Shares Eligible for Future Sale — Lock-Up Agreements” and is incorporated herein by reference.
B.
Plan of Distribution

Not applicable.
C.
Markets

Class A Ordinary Shares and Warrants are listed on NASDAQ under the symbols “PRE” and “PRENW,” respectively.
D.
Selling Shareholders

Not applicable.
E.
Dilution

Not applicable.
F.
Expenses of the Issue

Not applicable.
ITEM 10.   ADDITIONAL INFORMATION
A.
Share Capital

The Company’s authorized share capital is $50,000 divided into 500,000,000 shares of $0.0001 par value each.
As of May 18, 2022, subsequent to the closing of the Business Combination, there were 101,265,483 Class A Ordinary Shares and 9,713,864 Class B Ordinary Shares that were outstanding and issued. There are also 17,352,393 Warrants outstanding, each exercisable at $11.50 per 1.29 Class A Ordinary Shares, subject to adjustment, of which 11,311,386 are public warrants (“Public Warrants”) listed on NASDAQ and 6,041,007 private placement warrants (“Private Warrants”) are held by Artisan LLC and the Forward Purchase Investors.
B.
Memorandum and Articles of Association

The articles of association of the Company effective as of May 17, 2022 are filed as part of this Report.
The description of the articles of association of PubCo contained in the Form F-4 in the section titled “Description of PubCo Securities” is incorporated herein by reference.
C.
Material Contracts

Information pertaining to certain PubCo’s material contracts is set forth in the Form F-4, in the section titled “Prenetics Group’s Business,” “Risk Factors — Risks Relating to Prenetics Group’s Business,” “The Business Combination Proposal — The Business Combination Agreement and Related Agreements,” “Certain Relationships and Related Person Transactions,” each of which is incorporated herein by reference.
D.
Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by PubCo, or that may affect the remittance of dividends, interest, or other payments by PubCo to non-resident holders of its ordinary shares. There is no limitation imposed by laws of Cayman Islands or in PubCo’s articles of association on the right of non-residents to hold or vote shares.

E.
Taxation

Information pertaining to tax considerations of owning and disposing of PubCo’s securities is set forth in the Form F-4, in the sections titled “Material Tax Considerations — U.S. Federal Income Tax Considerations to U.S. Holders” which is incorporated herein by reference.
F.
Dividends and Paying Agents

The payment of any cash dividends will be dependent upon the revenue, earnings and financial condition of the Company from time to time. The payment of any dividends will be within the discretion of the board of directors of the Company. The Company has not identified a paying agent.
G.
Statement by Experts

The financial statements of Artisan Acquisition Corp. as of December 31, 2021 and for the period from February 2, 2021 (inception) through December 31, 2021 incorporated by reference herein have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as expert in accounting and auditing.
The financial statements of Prenetics Group Limited as of December 31, 2021 and 2020, and for each of the years in the three-year period ended December 31, 2021 incorporated by reference herein have been audited by KPMG, independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as an expert in accounting and auditing.
H.
Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.
Information about PubCo is also available on our website at www.prenetics.com. Our website and the information contained therein or connected thereto will not be deemed to be incorporated into this Report and you should not rely on any such information in making your decision whether to purchase our ordinary shares.
I.
Subsidiary Information

Not applicable.
ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
The information set forth in the section titled “Prenetics’ Management’s Discussion and Analysis of Financial Condition and Results of Operations — Quantitative and Qualitative Disclosures about Market Risk” in the Form F-4 is incorporated herein by reference.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Warrants
Information regarding PubCo’s Warrants is set forth in the Form F-4 under the section titled “Description of PubCo’s Securities — Warrants” and is incorporated herein by reference. Upon the completion of the Business Combination, there were 11,311,386 Public Warrants outstanding. The Public Warrants, which entitle the holder to purchase one Class A Ordinary Share at an exercise price of $11.50 per 1.29 shares, subject to adjustment pursuant to the terms of the Assignment, Assumption and Amendment Agreement and the Warrant Agreement, will become exercisable on June 17, 2022, which is 30 days after the completion of the Business Combination. The Public Warrants will expire on May 18, 2027, (i.e., five years after the completion of the Business Combination) or earlier upon redemption or liquidation in accordance with their terms. Upon the completion of the Business Combination, there were also 6,041,007 Private Warrants held by Artisan LLC and the Forward Purchase Investors. The Private Warrants are identical to the Public Warrants in all material respects, except that, among other things, the Private Warrants: (i) may be exercised for cash or on a “cashless basis” (ii) including the Ordinary Shares issuable upon exercise of the Private Warrants, may not be transferred, assigned or sold until June 17, 2022, which is 30 days after the completion of the Business Combination, (iii) shall not be redeemable by the Company, subject to certain exceptions.

PART II
Not applicable.
PART III
ITEM 17.   FINANCIAL STATEMENTS
Not applicable.
ITEM 18.   FINANCIAL STATEMENTS
The audited consolidated financial statements of Prenetics and its subsidiaries as of December 31, 2021 and 2020, and for each of the years in the three-year period ended December 31, 2021 contained in the Form F-4 between pages F-1 and F-59 are incorporated herein by reference.
The audited financial statements of Artisan as of December 31, 2021 and for the period from February 2, 2021 (inception) through December 31, 2021 are incorporated by reference to pages F-60 – F-84 in the Form F-4.
The unaudited pro forma condensed combined financial information of Prenetics and Artisan are attached as Exhibit 15.1 to this Report.
ITEM 19.   EXHIBITS

EXHIBIT INDEX
EXHIBIT NUMBER	DESCRIPTION
1.1*	Amended and Restated Memorandum and Articles of Association of PubCo
2.1	Specimen ordinary share certificate of PubCo (incorporated by reference to Exhibit 4.1 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).
2.2	Specimen warrant certificate of PubCo (incorporated by reference to Exhibit 4.2 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).
2.3	Warrant Agreement, dated May 13, 2021, between Artisan and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).
2.4	Assignment, Assumption and Amendment Agreement, dated as of September 15, 2021, by and among Prenetics Global Limited, Artisan Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.8 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).
4.1	Business Combination Agreement, dated as of September 15, 2021, by and among Artisan Acquisition Corp., Prenetics Global Limited, Prenetics Group Limited, AAC Merger Limited, and PGL Merger Limited (incorporated by reference to Exhibit 2.1 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).
4.2	Amendment to Business Combination Agreement, dated as of March 30, 2022, by and among Artisan Acquisition Corp., Prenetics Global Limited, Prenetics Group Limited, AAC Merger Limited, and PGL Merger Limited (incorporated by reference to Exhibit 2.2 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).
4.3	Registration Rights Agreement, dated as of September 15, 2021, by and among Prenetics Global Limited, Artisan Acquisition Corp., Artisan LLC and other parties named therein (incorporated by reference to Exhibit 10.5 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).
4.4*†	PubCo 2022 Equity Incentive Plan.
4.5	Form of Indemnification Agreement between PubCo and each executive officer of PubCo (incorporated by reference to Exhibit 10.10 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).
4.6	Form of PIPE Subscription Agreements (incorporated by reference to Exhibit 10.1 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).
4.7	Deed of Novation and Amendment, dated as of September 15, 2021, by and among Artisan Acquisition Corp., Prenetics Global Limited, Artisan LLC and Aspex Master Fund (incorporated by reference to Exhibit 10.2 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).
4.8	Deed of Novation and Amendment, dated as of September 15, 2021, by and among Artisan Acquisition Corp., Prenetics Global Limited, Artisan LLC and Pacific Alliance Asia Opportunity Fund L.P. (incorporated by reference to Exhibit 10.3 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).

EXHIBIT NUMBER	DESCRIPTION
4.9	Shareholder Support Agreement and Deed, dated as of September 15, 2021, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp., and certain management shareholders named therein (incorporated by reference to Exhibit 10.6 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).
4.10	Shareholder Support Agreement and Deed, dated as of September 15, 2021, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp., and certain shareholders named therein (incorporated by reference to Exhibit 10.7 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).
4.11	Sponsor Support Agreement, dated as of September 15, 2021, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp., Artisan LLC and other parties named therein (incorporated by reference to Exhibit 10.4 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).
4.12#	Patent License Agreement, dated June 10, 2020, by and among Oxsed Limited, Oxford University (Suzhou) Science & Technology Co., Ltd. and Oxford University Innovation Limited, as amended on October 14, 2020 (incorporated by reference to Exhibit 10.14 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).
4.13#	Patent License Agreement, dated October 6, 2020, by and between Oxsed Limited and New England Biolabs Inc. (incorporated by reference to Exhibit 10.15 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).
4.14#	Patent License Agreement, dated October 12, 2020, by and between Oxsed Limited and Eiken Chemical Co., Ltd. (incorporated by reference to Exhibit 10.16 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).
4.15#	Collaboration Agreement, dated July 29, 2019, by and among Prenetics Limited, New Horizon Health Limited and Hangzhou New Horizon Health Technology Co., Ltd, as amended on December 18, 2019 (incorporated by reference to Exhibit 10.17 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).
4.16	Deed of Joinder, dated October 1, 2021, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp. and Prudential Hong Kong Limited (incorporated by reference to Exhibit 10.18 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).
4.17	Form of Amendment to PIPE Subscription Agreements (incorporated by reference to Exhibit 10.19 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).
4.18	Form of Deed of Amendment to Deed of Novation and Amendment (incorporated by reference to Exhibit 10.20 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).
4.19	Sponsor Forfeiture and Conversion Agreement, dated as of March 30, 2022, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp., Artisan LLC, Mr. William Keller, Mr. Mitch Garber, Mr. Fan (Frank) Yu and Mr. Sean O’Neill (incorporated by reference to Exhibit 10.21 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).

EXHIBIT NUMBER	DESCRIPTION
4.20	Amendment to Sponsor Support Agreement, dated as of March 30, 2022, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp., Artisan LLC and other parties named therein (incorporated by reference to Exhibit 10.22 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).
4.21	Amendment to Shareholder Support Agreement, dated as of March 30, 2022, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp. and certain management shareholders named therein (incorporated by reference to Exhibit 10.23 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).
8.1	List of subsidiaries of PubCo (incorporated by reference to Exhibit 21.1 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).
9.1	Registrant’s Representation under Item 8.A.4 (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form F-4 (File No. 333-261517), filed with the SEC on January 24, 2022).
15.1*	Unaudited Pro Forma Condensed Combined Financial Information of Prenetics and Artisan.
15.2*	Consent of KPMG.
15.3*	Consent of Marcum LLP.

*
Filed herewith.

†
Indicates a management contract or any compensatory plan, contract or arrangement.

#
Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.
PRENETICS GLOBAL LIMITED
By:
/s/ Danny Sheng Wu Yeung

Name: Danny Sheng Wu Yeung
Title: Chief Executive Officer
May 27, 2022