Form 20-F
period 2022-12-31
Prenetics Global Ltd
filed 2023-05-01
CIK 1876431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from        to
Commission file number:
001-41401

Prenetics Global Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
Unit
701-706,
K11 Atelier King’s Road
728 King’s Road, Quarry Bay
Hong Kong
(Address of principal executive offices)
Stephen Lo, Chief Financial Officer
Unit
701-706,
K11 Atelier King’s Road
728 King’s Road, Quarry Bay
Hong Kong
Phone: +852 2210-9588
Email: stephen.lo@prenetics.com
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share Warrants	PRE PRENW	The Nasdaq Stock Market LLC The Nasdaq Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2022, there were 136,983,110 ordinary shares issued and outstanding, par value $0.0001 per share, being the sum of 127,269,246 Class A ordinary shares, 9,713,864 Class B ordinary shares, and 17,352,393 warrants.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☐            No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes  ☐            No  ☒
Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☒            No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes  ☒            No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
Yes  ☐            No  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.     ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).
    ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
    ☐  Item 17            ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).
    Yes  ☐            No  ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
    Yes  ☐            No ☐

CONVENTIONS AND FREQUENTLY USED TERMS

In this annual report, unless otherwise indicated or unless the context otherwise requires:

“Acquisition Merger” means the merger between Prenetics Merger Sub and Prenetics, with Prenetics being the surviving entity and becoming our wholly owned subsidiary;

“ACT Genomics” means ACT Genomics Holdings Company Limited;

“ACT Acquisition” means the acquisition of 74.39% of the equity interest in ACT Genomics;

“ACT Sale and Purchase Agreements” means the Agreements for Sale and Purchase dated December 16, 2022 and January 3, 2023, respectively, by and among the Company, ACT Genomics, and certain other persons specified thereunder;

“Amended Forward Purchase Agreements” means (i) the Forward Purchase Agreement entered into as of March 1, 2021 with Aspex Master Fund; and (ii) the Forward Purchase Agreement entered into as of March 1, 2021 with Pacific Alliance Asia Opportunity Fund L.P., as amended by the Deeds of Novation and Amendment;

“Artisan” means Artisan Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands;

“Artisan Articles” means Artisan’s amended and restated memorandum and articles of association adopted by special resolution dated May 13, 2021;

“Artisan Directors” means William Keller, Mitch Garber, Fan Yu, Sean O’Neill;

“Artisan Merger Sub” means AAC Merger Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and our direct wholly owned subsidiary;

“Artisan Private Warrants” means the warrants sold to the Sponsor in the private placement consummated concurrently with the IPO, each entitling its holder to purchase one Artisan Public Share at an exercise price of $11.50 per share, subject to adjustment;

“Artisan Public Share” means a Class A ordinary share, par value $0.0001 per share, of Artisan;

“Artisan Public Warrants” means the redeemable warrants issued in the IPO, each entitling its holder to purchase one Artisan Public Share at an exercise price of $11.50 per share, subject to adjustment;

“Artisan Shares” means the Artisan Public Shares and Founder Shares;

“Artisan Warrants” means the Artisan Public Warrants and the Artisan Private Warrants;

“Business Combination” means the Initial Merger, the Acquisition Merger and the other transactions contemplated by the Business Combination Agreement;

“Business Combination Agreement” means the business combination agreement, dated September 15, 2021 (as amended by an Amendment to Business Combination Agreement dated as of March 30, 2022 and as may be further amended, supplemented, or otherwise modified from time to time), by and among the Company, Artisan, Artisan Merger Sub, Prenetics Merger Sub and Prenetics;

“Cayman Islands Companies Act” means the Companies Act (As Revised) of the Cayman Islands;

“China” or “PRC,” in each case, means the People’s Republic of China, including Hong Kong and Macau and excluding, solely for the purpose of this annual report, Taiwan. The term “Chinese” has a correlative meaning for the purpose of this annual report;

“Class A Exchange Ratio” means a ratio equal to 1.29;

“Class A Ordinary Share” means a Class A ordinary share, par value $0.0001 per share, of the Company;

“Class B Ordinary Share” means a convertible Class B ordinary share, par value $0.0001 per share, of the Company;

“Class B Recapitalization” means, (i) the conversion of 9,133,558 Founder Shares held by Sponsor into 5,374,851 Artisan Public Shares, (ii) the conversion of an aggregate of 100,000 Founder Shares held by the Artisan independent directors into 77,519 Artisan Public Shares, and (iii) the surrender and forfeiture by Sponsor of 1,316,892 Private Placement Warrants, in each case of (i), (ii) and (iii) pursuant to and subject to the terms and conditions of the Sponsor Agreement immediately prior to the Initial Merger, and (iv) the conversion of all the Founder Shares held by the Forward Purchase Investors on a one-for-one basis pursuant to and subject to the terms and conditions of the Deeds of Amendment to the Deeds of Novation and Amendment immediately prior to the Initial Closing;

“Closing” means the closing of the Acquisition Merger;

“Closing Date” means May 18, 2022, the date of the Closing;

“Continental” means Continental Stock Transfer & Trust Company;

“Deeds of Novation and Amendment” means (i) the Deed of Novation and Amendment entered into by Artisan, Sponsor, the Company and Aspex Master Fund, dated as of September 15, 2021 (pursuant to such amendment, Aspex Master Fund committed to subscribe for and purchase 3,000,000 Class A Ordinary Shares and 750,000 Warrants for an aggregate purchase price equal to $30 million); and (ii) the Deed of Novation and Amendment entered into by Artisan, Sponsor, the Company and Pacific Alliance Asia Opportunity Fund L.P., dated as of September 15, 2021 (pursuant to such amendment, Pacific Alliance Asia Opportunity Fund L.P. committed to subscribe for and purchase 3,000,000 Class A Ordinary Shares and 750,000 Warrants for an aggregate purchase price equal to $30 million);

“Dissenting Artisan Shares” means Artisan Shares that are (i) issued and outstanding immediately prior to the Initial Merger Effective Time and (ii) held by Artisan shareholders who have validly exercised their Dissent Rights (and not waived, withdrawn, lost or failed to perfect such rights);

“ESOP” means the 2021 Share Incentive Plan of Prenetics adopted on June 16, 2021, as may be amended from time to time;

“Exchange Ratio” means a ratio equal to 2.033097981;

“Existing Warrant Agreement” means the warrant agreement, dated May 13, 2021, by and between Artisan and Continental;

“Extraordinary General Meeting” means an extraordinary general meeting of shareholders of Artisan held at 10:00 AM Eastern Time, on May 9, 2022 at Appleby (Cayman) Ltd., 71 Fort Street, George Town, Grand Cayman KY1-1104, Cayman Islands and virtually over the Internet via live audio webcast at https:// www.cstproxy.com/artisanacquisition/2022;

“Forward Purchase Investors” means Aspex Master Fund and Pacific Alliance Asia Opportunity Fund L.P.;

“Founder Share” means a Class B ordinary share, par value $0.0001 per share, of Artisan;

“Initial Closing” means the closing of the Initial Merger;

“Initial Merger” means the merger between Artisan and Artisan Merger Sub, with Artisan Merger Sub being the surviving entity and remaining as our wholly owned subsidiary;

“IPO” means Artisan’s initial public offering, which was consummated on May 18, 2021;

“mainland China” means the People’s Republic of China, excluding, solely for the purpose of this annual report, Hong Kong, Macau and Taiwan. The term “mainland Chinese” has a correlative meaning for the purpose of this annual report;

“Management Shareholder Support Agreement Amendment Deed” means that certain Deed of Amendment entered into on March 30, 2022 by and among Prenetics, Artisan, the Company, Danny Yeung and Dr. Lawrence Tzang which amends the Prenetics Shareholder Support Agreement dated as of September 15, 2021 by and among Prenetics, Artisan, the Company, Danny Yeung and Dr. Lawrence Tzang;

“NASDAQ” means the Nasdaq Stock Market;

“Prenetics” means Prenetics Holding Company Limited, formerly known as Prenetics Group Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands;

“Prenetics Group” means Prenetics Holding Company Limited, together as a group with its subsidiaries, including its operating subsidiaries;

“Prenetics HK” means Prenetics Limited, a limited liability company incorporated in Hong Kong;

“Prenetics Merger Sub” means PGL Merger Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of the Company;

“SEC” means the U.S. Securities and Exchange Commission;

“securities” refer to our Class A Ordinary Shares and Warrants;

“shares” or “ordinary shares” refer to our Class A Ordinary Shares and Class B Ordinary Shares;

“Sponsor” means Artisan LLC, a limited liability company registered under the laws of the Cayman Islands;

“Sponsor Agreement” means that certain Sponsor Forfeiture and Conversion Agreement entered into on March 30, 2022 by and among Prenetics, Artisan, the Company, Sponsor and the independent directors of Artisan;

“Sponsor Support Agreement Amendment Deed” means that certain Deed of Amendment entered into on March 30, 2022 by and among Prenetics, Artisan, the Company, Sponsor and the directors of Artisan which amends the Sponsor Support Agreement;

“Units” means the units issued in the IPO, each consisting of one Artisan Public Share and one-third of one Artisan Public Warrant;

“U.S. Dollars,” “US$,” “USD” and “$” means United States dollars, the legal currency of the United States;

“Warrants” means warrants of the Company, each entitling its holder to purchase 1.29 Class A Ordinary Share at an exercise price of $8.91 per 1.29 shares, subject to adjustment pursuant to the terms of the Assignment, Assumption and Amendment Agreement and the Existing Warrant Agreement.

“we,” “us,” “our,” “the Company” and “our company” refer to Prenetics Global Limited and its subsidiaries and consolidated affiliated entities. References to “Prenetics” refers to Prenetics Holding Company Limited.

References to “U.S. Dollars,” “USD,” “US$” and “$” in this annual report are to United States dollars, the legal currency of the United States. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. Certain amounts and percentages have been rounded; consequently, certain figures may add up to be more or less than the total amount and certain percentages may add up to be more or less than 100% due to rounding. In particular and without limitation, amounts expressed in millions contained in this annual report have been rounded to a single decimal place for the convenience of readers.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believe,” “estimate,” “anticipate,” “expect,” “seek,” “project,” “intend,” “plan,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, the markets in which we operate, as well as the possible or assumed future results of operations of our Company. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting us. Factors that may impact such forward-looking statements include:

•	The regulatory environment and changes in laws, regulations or policies in the jurisdictions in which we operate;

•	Our ability to successfully compete in highly competitive industries and markets;

•	Our ability to continue to adjust our offerings to meet market demand, attract customers to choose our products and services and grow our ecosystem;

•	Political instability in the jurisdictions in which we operate;

•	The overall economic environment and general market and economic conditions in the jurisdictions in which we operate;

•	Our ability to execute our strategies, manage growth and maintain our corporate culture as we grow;

•	Our anticipated investments in new products, services, collaboration arrangements, technologies and strategic acquisitions, and the effect of these investments on our results of operations;

•	Our ability to develop and protect intellectual property;

•	Changes in the need for capital and the availability of financing and capital to fund these needs;

•	Anticipated technology trends and developments and our ability to address those trends and developments with our products and services;

•	The safety, affordability, convenience and breadth of our products and services;

•

Man-made or natural disasters, health epidemics, and other outbreaks including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that may directly or indirectly affect our business or assets;

•	The loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;

•	Exchange rate fluctuations;

•	Changes in interest rates or rates of inflation;

•	Legal, regulatory and other proceedings;

•	Our ability to maintain the listing of our securities on NASDAQ;

•	The results of any future financing efforts; and

•	Our ability to integrate our business successfully with ACT Genomics and realize the anticipated synergies and related benefits, or to do so within the anticipated timeframe.

The forward-looking statements contained in this annual report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under “Item 3. Key Information — D. Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this annual report or elsewhere might not occur.

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Summary of Risk Factors

An investment in our Class A Ordinary Shares and Warrants involves significant risks. Below is a summary of certain material risks we face. These risks are more fully described under “Item 3. Key Information — D. Risk Factors.” You should carefully consider such risks before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks.

Risks Relating to Our Business and Industry

•

We are a relatively early-stage company and have a limited operating history, and our near-term business strategy and in-house R&D efforts are centered around new and rapidly developing markets including diagnostics and precision oncology, which may make us difficult to evaluate our current business and predict our future performance.

•

A significant portion of our historical revenue was generated from our COVID-19 testing services, the demand for which has been substantially reduced with the changes in government policy with respect to stay-at-home and compulsory testing orders, and our failure to derive significant revenue from other products and services and expand our overall customer base would harm our business and results of operation.

•

Our near-term success is highly dependent on the continued commercialization of CircleDNA, ColoClear, ACTOnco and other products in our target geographies. If our existing or new services or product offerings are unable to attain market acceptance or be successfully commercialized in all or any of these jurisdictions, our business and future prospects could be materially and adversely affected.

•	The diagnostic testing market is highly competitive, and many of our competitors are larger, better established and have greater financial and other resources.

•

The consumer genetic testing market is highly competitive, and many of our competitors are more established and have stronger marketing capabilities and greater financial resources, which presents a continuous threat to the success of our consumer genetic testing business.

•

The precision oncology market is highly competitive, and many of our competitors are more established and have stronger marketing capabilities and greater financial resources, which presents a continuous threat to the success of our precision oncology business.

•

We may enter new business areas and expand our operations in areas such as clinical genetic testing, and precision oncology, where we have limited experience. We would likely face competition from entities more familiar with those businesses, and our efforts may not succeed.

Risks Relating to Acquisitions

•

We have engaged in and may continue to engage in acquisitions, investments or strategic alliances in the future, which could require significant management attention and resources, may not achieve their intended results and could adversely affect our business, financial condition and results of operations.

•

We face additional risks as a result of the ACT Acquisition and may be unable to integrate our businesses successfully and realize the anticipated synergies and related benefits of the ACT Acquisition or do so within the anticipated timeframe.

•	Our acquisition may not be accretive, and may be dilutive, to our earnings per share, which may negatively affect the market price of our ordinary shares.

Risks Relating to Government Regulation

•

Our business collects and processes a large amount of data including personal information, and we will face legal, reputational, and financial risks if we fail to protect our customers’ data from security breaches or cyberattacks. We are also subject to various laws and regulations relating to privacy or the protection or transfer of data relating to individuals, and any change in such laws and regulations or any failure by us to comply with such laws and regulations could adversely affect our business.

•

Our products and services are and will continue to be subject to extensive regulation, compliance of which could be costly and time-consuming or may cause unanticipated delays or prevent the receipt of the required approvals to offer our products and services.

•

Our testing products are subject to various regulatory guidelines, and any identified deficiencies or quality issues in the components of the test kits and testing devices could result in product recalls and could harm our reputation, business and financial results.

Risks Relating to Our Securities

•

The trading prices of our Class A Ordinary Shares and Warrants may be volatile and a market for our Class A Ordinary Shares and Warrants may not develop, which would adversely affect the liquidity and price of our Class A Ordinary Shares.

•

If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us, our share price and trading volume could decline significantly.

•	Sales of a substantial number of our securities in the public market could cause the price of our Class A Ordinary Shares and Warrants to fall.

Risks Relating to Our Business and Industry

A significant portion of our historical revenue was generated from our COVID-19 testing services, the demand for which has been substantially reduced with the changes in government policy with respect to stay-at-home and compulsory testing orders, and our failure to derive significant revenue from other products and services and expand our overall customer base would harm our business and results of operation.

We generated a total revenue of approximately $275.8 million for the year ended December 31, 2022, out of which $260 million was generated from our Diagnostics segment, which primarily comprises of COVID-19 testing services under Project Screen. However, the demand for COVID-19 testing services has already been substantially reduced with the production and widely administered use of efficacious vaccines and other therapeutic treatment for COVID-19, as well as changes in mandatory testing requirements. Therefore, our ability to execute our growth strategies and achieve and maintain profitability will depend upon not only the continued market needs of our COVID-19 testing services but also our success in deriving significant revenue from other products and services.

If we are unable to launch new products successfully and expand our overall customer base, our business and results of operations will be materially and adversely affected.

The diagnostic testing market is highly competitive, and many of our competitors are larger, better established and have greater financial and other resources.

The diagnostic testing market is highly competitive and we face and expect ongoing substantial competition from different sources, including from diagnostic test manufacturers and producers. We believe that our ability to compete in the diagnostic testing market depends upon a variety of factors such as our ability to acquire technology, product quality, accuracy of testing, timeliness of testing results, convenience and ease of use, underlying technology, price, customer and user experience, and certain additional factors that are beyond our control, including: (i) ability to acquire, develop and commercialize products and meet consumer demand; (ii) support from evidence of clinical performance; (iii) ability to obtain and maintain required regulatory approvals; (iv) level of patent protection; (v) ability to achieve economies of scale by lowering production cost; (vi) pricing level; (vii) access to adequate capital; and (viii) ability to attract and retain qualified personnel.

We also anticipate facing competition from companies that have or are developing cancer diagnostic tests, including screening and early detection tests, treatment selection and optimization, and recurrence monitoring tests, and other sources such as academic institutions, public and private research institutions and governmental agencies. Competitors with cancer diagnostic tests include Myraid Genetics, Inc., Grail, LLC, Qiagen N.V., Illumina, Inc, Foundation Medicine, Inc., and Personalis, Inc. Many of our current and potential competitors are significantly larger, and have substantially greater financial, scientific, manufacturing and other resources, which may allow these competitors to respond more quickly to emerging technologies, obtain regulatory approvals for their products faster, and develop and commercialize competitive products with greater functionality or at lower cost than us, resulting in these competitors establishing a stronger market position than we are able to. If we are unable to compete effectively, our commercial opportunity may be lost or significantly reduced and we may fail to meet our strategic objectives, and our business, financial condition and operating results could be harmed.

The consumer genetic testing market is highly competitive, and many of our competitors are more established and have stronger marketing capabilities and greater financial resources, which presents a continuous threat to the success of our consumer genetic testing business.

In addition to diagnostic testing, we also operate a consumer genetic testing business primarily through our CircleDNA product line. Consumer genetic testing is a rapidly growing market, and the number of companies with products and technologies similar to CircleDNA continues to increase.

We anticipate facing competition. Our ability to compete depends upon a number of factors both within and beyond our control, including, among others, the following: (i) the quality and reliability of our and others’ products; (ii) accessibility of results; (iii) turnaround time of testing results; (iv) price; (v) convenience and ease of use; (vi) selling and marketing efforts; (vii) additional value-added services and health informatics tools; (viii) customer service and support efforts; (ix) adaptability to evolving regulatory landscape; (x) the ability to execute strategies to protect data privacy and build customer trust; and (xi) our brand recognition relative to our competitors.

We also face competition from other companies attempting to enter the genetic testing market and capitalize on similar opportunities. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and market penetration, substantially greater financial, technological, marketing and other resources than we do. These factors may allow them to be able to respond more quickly to changes in customer requirements and emerging technologies, devote greater resources to the research, development, marketing and sales of their products, and adopt more aggressive pricing policies than we do. As a result, our competitors may develop products or services that are similar to or that achieve greater market acceptance than our offerings, and we may not be able to compete effectively against these organizations.

If we fail to compete successfully against our current and future competitors, we may be unable to increase sales revenue and market share, improve our results of operations, or achieve profitability.

The precision oncology market is highly competitive, and many of our competitors are more established and have stronger marketing capabilities and greater financial resources, which presents a continuous threat to the success of our precision oncology business.

We have ventured into the precision oncology market through our acquisition of ACT Genomics, and we intend to further pursue strategic mergers and acquisitions to build our product pipeline in early testing and detection of cancer. Precision oncology is a rapidly growing market, and the number of companies with products and technologies in early detection, diagnostics and monitoring for cancer continues to increase. Thus, we anticipate facing competition.

Our ability to compete depends upon a number of factors both within and beyond our control, including, among others, the following: (i) the ability to continue developing cancer screening tools, especially a broader product portfolio; (ii) cost-effectiveness of marketing efforts to market our products across Asia and EMEA; (iii) commercialization of infrastructure and distribution networks for the promotion and sale of our products; (iv) brand recognition in Asia and EMEA; (v) academic, talent and funding base that supports the iteration of products and large-scale clinical research; (vi) receipt of regulatory approvals and timing thereof for our products; and (vii) the ability to carry out mergers and acquisitions in the precision oncology market, thereby bringing in cutting-edge technologies, resources and opportunities.

Our near-term success is highly dependent on the continued commercialization of CircleDNA, ColoClear, ACTOnco and other products in our target geographies. If our existing or new products are unable to attain market acceptance or be successfully commercialized in all or any of these jurisdictions, our business and future prospects could be materially and adversely affected.

Our near-term success is dependent on the continued commercialization of CircleDNA, our in-house developed consumer genetic testing product, ColoClear, an at-home colorectal cancer screening test, and ACTOnco, a comprehensive cancer panel used to guide treatment selection for all major solid tumors.

The commercial success of CircleDNA, ColoClear, ACTOnco and our other products in our target geographies will depend on many factors, some of which are outside of our control, including the following: (i) the timely receipt of regulatory approvals and marketing authorizations from the regulatory authorities in jurisdictions to which we plan to expand our business operations; (ii) acceptance by healthcare systems and providers, governments and regulatory authorities, key opinion leaders, consumers and the overall medical community of the convenience, accuracy, sufficiency and other benefits offered by our products; (iii) perceptions by the public and members of the medical community as to the perceived advantages, relative cost, relative convenience and relative accuracy of our test kits compared to those of our competitors; (iv) the effectiveness of our marketing and sales efforts, including our ability to have a sufficient number of talented sales representatives to sell our testing services; and (v) our ability to achieve and maintain compliance with all regulatory requirements applicable to our products in various jurisdictions, including manufacture, labeling, advertising, promotion and post-market surveillance requirements.

Although we are not required to obtain regulatory approval in Hong Kong, our test kits may not receive regulatory approvals or market authorizations in other jurisdictions to which we plan to expand our business operations due to the complexity of domestic regulatory regimes in other jurisdictions, or even if we do receive the regulatory approvals, our test kit may not receive broad market acceptance among customers, physicians, users and others in the medical community.

If our products are not successfully commercialized as expected, we may not be able to generate sufficient revenue to become profitable, and failure to gain broad market acceptance could also have a material adverse effect on the broader commercial success of our future testing products, and on our business, operations results and financial condition.

In addition, the diagnostic testing market is characterized by rapid technological developments, and even if we were to gain widespread market acceptance temporarily, our testing services may be rendered uncompetitive or obsolete if we are unable to match any new technological advances in this market. If we are unable to match technological improvements in competitive products or effectively respond to the needs of our customers and users, the demand for our testing services could be reduced and our revenue could be adversely affected.

We have pipeline products that are currently in the R&D phase, and may not be successful in our efforts to develop any of these or other products into marketable products. Any failure to develop these or other products or any delay in the development could adversely affect our business and future prospects.

We have pipeline products that are currently in the R&D stage. For certain of our pipeline products, before obtaining approvals from regulatory authorities for the marketing and sales of these pipeline products in certain jurisdictions, we must complete certain registration processes with the local regulatory authorities.

Our failure to successfully complete the registration process or clinical studies could result in additional costs to us, delay the commercialization of our pipeline products and negatively impact our ability to generate revenue. If we do not receive regulatory approvals for our pipeline products, or otherwise fail to develop these products or there is any delay in the development, our business prospects will be materially and adversely affected.

In addition, even if we successfully develop and obtain regulatory approval for our pipeline products, our future success is dependent on our ability to then successfully commercialize new products. There is no assurance that we will be able to obtain adequate manufacturing supply, build a commercial organization, and commence marketing efforts before we generate any significant revenue from the sales of new commercial products, if ever.

If we are not successful in leveraging our platform and technology to discover, develop and commercialize additional products, our ability to expand our business and achieve our strategic objectives would be impaired.

We believe that our platform and technology are empowered to launch different products to be used in various settings and to target other critical areas of healthcare. Therefore, one of our key growth strategies is to capitalize on the flexibility of our platform and technology and develop other products.

Developing new testing products requires substantial technical, financial and human resources, whether or not any testing products are ultimately developed or commercialized, which may divert management’s attention away from our current businesses. We may pursue what we believe to be a promising opportunity to leverage our platform only to discover that certain of our resource allocation decisions were incorrect or insufficient, or that certain testing products or our platform in general has risks that were previously unknown or underappreciated. In the event material decisions with respect to our strategy turn out to be incorrect or sub-optimal, we may experience a material adverse impact on our business and ability to fund our operations and capitalize on what we believe to be potential. The success of developing any new products will depend on several factors, some of which are outside of our control, including our ability to: (i) properly identify and anticipate physician and patient needs; (ii) assemble sufficient resources to discover additional testing products; (iii) develop and introduce new products or enhancements in a timely manner; (iv) demonstrate, if required by regulatory authorities, the accuracy and usability of new testing products and enhancements with data from clinical trials; (v) obtain the necessary regulatory clearances or approvals for expanded indications, new testing products or enhancements; (vi) be fully compliant with regulations on marketing of new devices or modified products; (vii) produce new testing products in a cost-effective manner; and (viii) provide adequate training to potential users of our new testing products that contain enhanced features.

If we fail to develop or improve our products and services for additional applications or features, we may not be able to compete effectively with the research and development programs of our competitors, and such failure to develop or inability to compete could harm our business.

If our products and services do not deliver reliable results as expected, our reputation, business and operating results will be adversely affected.

The success of our products and services depends on the market’s confidence that we can provide reliable test kits that enable high-quality diagnostic testing with high accuracy, sensitivity and specificity and with short turnaround times. There is no guarantee that the accuracy and reproducibility we have demonstrated to date will continue as our product deliveries increase and our product portfolio expands.

Our products and services use a number of complex and sophisticated biochemical and bioinformatics processes, many of which are highly sensitive to external factors, including human error. An operational, technological, user or other failure in one of these complex processes or fluctuations in external variables may result in sensitivity or specificity rates that are lower than we anticipate or result in longer than expected turnaround times.

As a result, the test performance and commercial attractiveness of our products may be adversely affected, and our reputation may be harmed. If our products do not perform, or are perceived to not have performed, as expected or favorably in comparison to competitive products, our operating results, reputation, and business will suffer, and we may also be subject to legal claims arising from product limitations, errors, or inaccuracies.

Furthermore, there is no guarantee that customers will always use these products properly in the manner in which they are intended. Any intentional or unintentional misuse of these products by customers could lead to substantial civil and criminal monetary and non-monetary penalties, and could result in significant legal and investigatory fees.

We have incurred net losses since our inception, and we anticipate that we will continue to incur losses for the foreseeable future, which could harm our future business prospects.

We have incurred substantial losses since our inception. For the years ended December 31, 2021 and 2022, our net losses were $174.0 million and $190.5 million, respectively even though most of the expenses associated with those losses were non-recurring and non-cash in nature. We have financed our operations principally from the issuances of ordinary shares, preferred shares and convertible securities to third-party investors, and have received over $220 million in funding to date. We may continue to incur losses both in the near term and longer term as we continue to devote a significant portion of our resources to scale up our business and operations, including continuing to build out our corporate infrastructure, increasing our manufacturing capabilities, engaging in continued research and development of key testing technologies as we work to expand our portfolio of available test services, and other related business activities, and as we incur additional costs associated with operating as a public company.

We only started to realize revenue for our Diagnostics segment from our COVID-19 testing services since April 2020. Since then, we have incurred significant expenses in connection with scaling up our operations, including costs associated with scaling up operations, sales and marketing expenses, and costs associated with the hiring of new employees, the continued growth of our business and development of our corporate infrastructure. While our revenue has increased over time, given the numerous risks and uncertainties associated with our research, development, manufacturing and commercialization efforts, we expect to continue to incur significant losses as we develop and invest in our business, and we are unable to predict when we will become profitable on a sustained basis or at all. our ability to achieve or sustain profitability is based on numerous factors, many of which are beyond our control, including, among other factors, market acceptance of our products, the length of the COVID-19 pandemic, the vaccination effectiveness and vaccination rates, future product development, our market penetration and margins and our ability to commercialize the pipeline products. Losses have historically had an adverse effect on our working capital, total assets and shareholders’ equity, and expected future losses may continue to have an adverse effect on our working capital, shareholders’ equity, and the price of the Class A Ordinary Shares and the Warrants. Our failure to achieve and sustain profitability in the future would negatively affect our business, financial condition, results of operations and cash flows, and could cause the market price of the Class A Ordinary Shares and the Warrants to decline.

We are a relatively early-stage company and have a limited operating history, and our near-term business strategy and in-house R&D efforts are centered around new and rapidly developing markets including diagnostics and precision oncology, which may make it difficult to evaluate our current business and predict our future performance.

We began operations in 2014 and commercially launched our first consumer genetic testing kits under CircleDNA globally in November 2019 and our COVID-19 testing services under Project Screen in April 2020, respectively. In 2022, we launched ColoClear, an at-home colorectal cancer screening test. In December 2022, we acquired ACT Genomics to further our ambitions in precision oncology. Accordingly, we are a relatively early-stage company with a limited operating history upon which you can evaluate our business and prospects. Our limited operating history may make it difficult to evaluate our current business and predict our future performance, prospects or viability. Any assessment of our prospects is subject to significant uncertainty and must be considered in light of the risks and difficulties frequently encountered by companies in their early stage of development, particularly those in new and rapidly evolving markets like us. These risks include, among others, an evolving and unpredictable business model and the management of growth. To address these risks, we must, among other things: (i) increase our customer base; (ii) continue to implement and successfully execute our business and marketing strategy; (iii) identify, acquire and successfully integrate assets or technologies in areas that are complementary to our business strategy; (iv) integrate our business with ACT Genomics’ business successfully and realize the anticipated synergies and related benefits within the anticipated timeframe; (v) successfully enter into other strategic collaborations or relationships; (vi) obtain access to capital on acceptable terms and effectively utilize that capital; (vii) identify, attract, hire, retain, motivate and successfully integrate additional employees; (viii) continue to expand, automate and upgrade our laboratory, technology and data systems; (ix) provide rapid test turnaround times with accurate and clear results at low prices; (x) provide superior customer service; and (xi) respond to competitive developments.

If we are unable to address these risks successfully, our revenue, results of operations and business could be materially and adversely affected.

In addition, our focus on new and rapidly developing markets could also make it difficult to achieve our strategic goals and could harm our future business prospects. We have encountered, and will continue to encounter, risks and difficulties frequently experienced in rapidly evolving industries, some of which are outside of our control, including those related to: (i) our ability to compete with companies that are currently in, or may in the future enter, precision oncology, including companies with greater financial, technical and other resources than us; (ii) our ability to continuously invest in R&D and innovation to ensure utilization of the advanced technologies to enhance the sensitivity and accuracy of the tests; (iii) our ability to scale manufacturing to quantities sufficient to meet consumer demand in a timely manner; (iv) our ability to control costs, particularly manufacturing expenses; (v) our ability to achieve or maintain a retail price satisfactory to consumers; (vi) unanticipated delays in test kit development or test kit launches; (vii) positive or negative media coverage of our products or competing products; and (viii) general economic and political conditions.

Our future success is substantially dependent on the manner in which the market for precision oncology develops and grows. If the market develops in a manner that does not facilitate demand for early detection of cancer and treatment optimization, our business, financial condition, results of operations and cash flows may be adversely affected.

We have a limited history introducing new products and services to our customers. The future prospects of our business may be harmed if our efforts to attract new customers and engage existing customers by introducing new products are unsuccessful.

Our success depends on our ability to continuously attract new customers and engage existing customers. If we are unable to introduce new and enhanced products and services, or if we introduce new products or services that are not favorably received by the market, we may not be able to attract or retain customers.

Our marketing efforts currently include various initiatives and consist primarily of digital marketing on a variety of social media channels, such as YouTube, Instagram, LinkedIn, Facebook, search engine optimization on websites, such as Google and Facebook Ads, various branding strategies, and email. During the fiscal year ended December 31, 2022, we spent $13.3 million on sales and distribution, representing 5% of our revenue, respectively.

We anticipate that sales and distribution expenses will continue to represent a significant percentage of our overall operating costs for the foreseeable future.

We have historically acquired a significant number of customers through digital advertising on platforms and websites owned by Google and Facebook, which may terminate their agreements with us at any time. Our investments in sales and marketing may not effectively reach potential customers and potential customers may decide not to buy our products or services, any of which could adversely affect our financial results.

If we are unable to attract new customers or engage existing customers either by introducing new products and services or through marketing efforts, our revenue and operating results may grow slower than expected or decline.

We may not be able to achieve or maintain satisfactory pricing and margins, and our pricing strategies may not meet customers’ price expectations, which could adversely affect our revenues and results of operations.

Our pricing strategies have had, and may continue to have, a significant impact on our revenue. Manufacturers of diagnostic tests have a history of price competition, and we may not be able to achieve or maintain satisfactory prices for our testing services. The pricing of our testing services could be impacted by several factors, including pressure to improve margins as a result of competitive or customer pricing pressure. If we are forced to lower the price of our testing services, our gross margins will decrease, which could harm our ability to invest in and grow our business, and could harm our financial condition and results of operations and our future prospects.

We offer or may in the future offer discounted prices as a means of attracting customers. Such offers and discounts, however, may reduce our revenue and margins. In addition, our competitors’ pricing and marketing strategies are beyond our control and can significantly affect the results of our pricing strategies. If our pricing strategies fail to meet our customers’ price expectations or fail to result in derived margins, or if we are unable to compete effectively with our competitors if they engage in aggressive pricing strategies or other competitive activities, our business could be adversely affected.

We may experience difficulties in managing our growth. If we are unable to effectively and efficiently manage the growth of our business, our future revenue and operating results may be harmed.

We have experienced growth in our business operations and corporate infrastructure since our inception. From our inception through the date of this annual report, the number of our employees increased from 11 to approximately 400. Our future growth could strain our organizational, administrative and operational infrastructure, including laboratory operations, quality control, operational performance, finance, customer service, marketing sales, and management.

We may need to increase our headcount and to hire, train and manage additional specialized personnel to facilitate our growth, including qualified scientists, laboratory personnel, customer service specialists, and sales and marketing force, and we may have difficulties locating, recruiting, training and retaining such specialized personnel. Rapid expansion in personnel could mean that less experienced people develop, market and sell our products, which could result in inefficiencies, reduced quality, unanticipated costs and disruptions to our operations. From time to time, we may need to optimize our costs and to restructure our operations in accordance with changes to our business strategy and market demands. Since December 2022, we have proactively restructured our operations with a focus on streamlining resources and reducing cost, including executing a global workforce reduction of approximately 60%, resulting in annual headcount reduction costs of approximately US$10 million. If we are unsuccessful in hiring, training, managing and integrating employees and they perform poorly as a result, our business may be harmed.

Our ability to manage our growth effectively will require continued improvement of our operational, financial and management controls, as well as our reporting systems and procedures. Any failure of our controls or interruption of our general process management could have a negative impact on our business and financial operations. We may not be able to maintain our expected turnaround times for our testing services or otherwise satisfy customer demands as we grow, and future business growth could also make it difficult for us to maintain our corporate culture. In addition, our suppliers and contract manufacturers may not be able to allocate sufficient capacity in order to meet our requirements, which could adversely affect our business, financial condition and results of operations.

Given our very short history of operating a business at commercial scale and our rapid growth since our inception, we cannot assure you that we will be able to successfully manage the expansion of our operations or recruit and train additional qualified personnel in an effective manner. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy and our business and operations could be adversely affected.

Some of our marketing initiatives, including celebrity and key opinion leader endorsement and use of social media, may adversely affect our reputation.

We partner with celebrity brand ambassadors and key opinion leaders and launch various marketing campaigns on social media as part of our marketing initiatives. For example, we have engaged renowned actors, entrepreneurs, athletes, and other tastemakers such as Donnie Yen, Mark Rutherford, Scott Hoying, G.E.M., Van Ness Wu, Kimberly Woltemas, and others to act as Changemakers and representatives of the Circle brand. Our CircleDNA product also has more than 14,000 related tags on Instagram generated by users.

While celebrity endorsement helps strengthen our brand influence and promote our products, any negative publicity related to any of these celebrities, the occurrence of which is beyond our control, may adversely impact our reputation and brand image and consequently our ability to attract new customers and retain existing customers.

In addition, customers may provide feedback and public commentary about our products and other aspects of our business online through social media platforms, including Facebook, Instagram, and YouTube, and any negative information concerning us, whether accurate or not, may be posted on social media platforms at any time and may have a disproportionately adverse impact on our brand, reputation, or business. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our business, results of operations, financial condition, and prospects.

We rely on a limited number of suppliers for CircleDNA, ColoClear and ACTOnco and may not be able to find replacements or immediately transition to alternative suppliers, which could adversely affect our ability to meet customer demand.

We rely on a limited number of suppliers for materials, genome sequencing service and RT-PCR testing service. We do not have long-term agreements with most of our suppliers, and our suppliers could cease supplying these materials and services at any time, or fail to provide us with sufficient quantities of materials or materials that meet our specifications or services that are satisfactory to us. Obtaining substitute components could be difficult, time-consuming and costly and it could require us to redesign or revalidate our test kit. Our laboratory operations could be interrupted if we encounter delays or difficulties in securing these reagents, sequencers or other equipment or materials, and if we cannot timely obtain an acceptable substitute. Such interruption could significantly affect our ability to conduct our tests and could adversely affect our ability to meet customer demand.

Although we maintain relationships with suppliers with the objective of ensuring that we have adequate supply for the delivery of our services, increases in demand for our services can result in supply shortages and higher costs. Our suppliers may not be able to meet our delivery schedules or performance and quality specifications, and we may not be able to purchase such items at a competitive cost. Further, we may experience shortages in certain items as a result of limited availability, increased demand, pandemics or other outbreaks of contagious diseases, weather conditions and natural disasters, as well as other factors outside of our control. In addition, our freight costs may increase due to factors such as limited carrier availability, increased fuel costs, increased compliance costs associated with new or changing government regulations, pandemics or other outbreaks of contagious diseases and inflation. Furthermore, the prices charged for our products may not reflect changes in our packaging material, freight, tariff and energy costs at the time they occur, or at all. Any of the foregoing risks, if they occur, could have a material adverse effect on our business, financial condition and results of operations.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations.

Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to: (i) the level of demand for our products;(ii) the timing and cost of, and level of investment in, research, development, manufacturing, regulatory approval and commercialization activities relating to our testing products, which may change from time to time; (iii) sales and marketing efforts and expenses; (iv) the rate at which we grow our sales force and the speed at which newly hired salespeople become effective; (v) changes in the productivity of our sales force; (vi) positive or negative coverage in the media or clinical publications of our testing products or competitive products; (vii) the cost of manufacturing our testing products, which may vary depending on the quantity of production and the terms of our arrangements with our suppliers; (viii) our introduction of new or enhanced products or technologies or others in the diagnostic and genetic testing industry; (ix) pricing pressures; (x) expenditures that we may incur to acquire, develop or commercialize testing products for additional indications, if any; (xi) the degree of competition in our industry and any change in the competitive landscape of our industry; (xii) changes in governmental regulations or in the status of our regulatory approvals or requirements; (xiii) future accounting pronouncements or changes in our accounting policies; and general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

The cumulative effects of factors discussed above and other factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failure to meet the expectations of industry or financial analysts or investors for any period, which in turn could have a material adverse effect on our business and prospects, and the market price of the Class A Ordinary Shares and the Warrants.

Our business significantly depends upon the strength of our brands, including Prenetics, CircleDNA and ColoClear and ACTOnco, and any harm to our brands or reputation may materially and adversely affect our business and results of operations.

We believe that the brand identity that we have developed has significantly contributed to the success of our business. It is critical that we continue to maintain and enhance the recognition and reputation of our brands.

Many factors, some of which are beyond our control, are important to maintaining and enhancing our brands and if not properly managed, may cause material harm to our brands. These factors include our ability to: (i) provide effective, accurate and user-friendly testing services to customers; (ii) maintain the efficiency, reliability and quality of the testing services we provide to our consumers; (iii) maintain or improve consumer satisfaction with our after-sale services; (iv) increase brand awareness through marketing and brand promotion activities; and (v) preserve our reputation and goodwill in the event of any negative publicity on our services, product quality, price, data privacy and security, our industry and other players within the industry or other issues affecting us or our peers.

If our devices are perceived by the public to be of poor quality or if our test kits are perceived to provide inaccurate results or significantly delayed responses, such perception, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new clients and customers or retain our current clients and customers. If we fail to promote and maintain our brands including “Prenetics,” or “CircleDNA,” or if we incur excessive expenses in this effort, our business, operating results and financial condition may be materially and adversely affected. We anticipate that, as the market becomes increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive.

If we cannot provide quality technical and customer and user support, we could lose customers, and our business and prospects may be adversely affected.

The provision of our testing services to our customers requires ongoing customer and user support and therefore recruitment, training and retention of technical, customer and user support teams. Hiring technical and customer and user support personnel is very competitive in the industry due to the limited number of people available with the necessary scientific and technical backgrounds and ability to understand our platform at a technical level. To effectively support potential new customers and ultimately users, we will need to substantially develop a technical and customer and user support staff. If we are unable to attract, train or retain the number of qualified technical and customer and user support personnel sufficient to meet our business needs, our business and prospects will suffer.

If we are unable to successfully expand our sales and marketing infrastructure to match our growth, our business may be adversely affected.

We currently have only a limited sales and marketing infrastructure, and have limited experience in the sales, marketing, customer support or distribution of diagnostic, preventive or other commercial stage products. Our future sales will depend in large part on our ability to develop, and substantially expand, our sales force and to increase the scope of our marketing efforts. We plan to take a measured approach to build out our sales and marketing capabilities and expand and optimize our sales infrastructure to grow our customer base and our business.

Identifying and recruiting qualified personnel and training them in the use of our products, applicable laws and regulations and our internal policies and procedures, requires significant time, expense and attention. It can take prolonged time before our sales representatives are fully trained and productive. If we are unable to hire, develop and retain talented sales personnel or if new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to realize the expected benefits of this investment or increase our revenue.

There are risks involved with both establishing in-house sales and marketing capabilities and entering into arrangements with third parties to perform these services. Recruiting and training a sales force is expensive and time-consuming and could delay any product launch. If any future authorized test for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. On the other hand, if we enter into arrangements with third parties to perform sales and marketing and customer support services, we likely would have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing any of our current or future products. Consequently, our business, results of operations, financial condition and future prospects may be materially and adversely affected.

In addition to the efforts of our sales force, we believe that future sales will also depend in part on our ability to develop and substantially expand awareness of our brands and products through alternative strategies including through endorsement by celebrities or key opinion leaders, social media-related and online outreach and education and marketing efforts. We have limited experience implementing these types of marketing efforts. Brand promotion activities we undertake may not generate the desired customer awareness or increase revenue and, even if they do, any increase in revenue may not cover the costs and expenses we incur in these activities. There is no assurance that we can attract or retain the customers necessary to realize a sufficient return on any of our brand-building efforts.

We are highly dependent on our senior management team and key advisors and personnel, and our business and operating results could be harmed if we are unable to retain senior management and key personnel and to attract and retain qualified personnel necessary for our business.

We are highly dependent on our senior management team and key advisors and personnel. Our success will depend on our ability to retain senior management and to attract and retain qualified advisors and personnel in the future, including sales and marketing professionals and other highly skilled personnel and to integrate current and additional personnel in all departments. To induce valuable employees to remain at our Company, in addition to salary and cash incentives, we have issued, and will in the future issue, equity incentive awards that vest over time. The value to employees of such equity incentive awards that vest over time may be significantly affected by movements in our share price which is beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management and development teams may terminate their employment with us on relatively short notice, even where we have employment agreements in place. The standard employment agreement of our employees provides that the employee can terminate the employment by giving at least one month’s notice or payment in lieu of notice, which means that any of our employees could leave their employment at any time on relatively short notice or without notice at all. We also do not maintain “key person” insurance policies on the lives of these people or the lives of any of our other employees. The loss of members of our senior management, sales and marketing professionals and scientists as well as contract employees could result in delays in product development and harm our business. In particular, the loss of the services of Mr. Danny Yeung, our Director, Chairperson and Chief Executive Officer, Dr. Lawrence Tzang, our Chief Scientific Officer or Mr. Stephen Lo, our Chief Financial Officer, could significantly delay or prevent the achievement of our strategic objectives and otherwise have a material adverse impact on our business. If we are not successful in attracting and retaining highly qualified personnel, our business, financial condition and results of operations will be negatively impacted.

Competition for skilled personnel across virtually all areas where we operate and need to attract additional talent is intense. If we are not successful in attracting and retaining highly qualified personnel, the rate and success at which we can develop and commercialize our products will be limited, and our business, financial condition and results of operations would be negatively impacted.

In addition, we rely on our scientific advisory board comprised of accomplished scholars and experts in oncology, genomics and precision oncology to offer invaluable insights on the latest scientific developments and provide guidelines on development of our pipeline products. If any of our scientific advisor leaves the advisory board, our research and development capabilities may be negatively affected.

The sizes of the markets and forecasts of market growth for the demand of our current and pipeline products and services are based on a number of complex assumptions and estimates that are subject to change, and may be inaccurate.

Our estimates of the total addressable markets for our products and services, including CircleDNA, ColoClear, and ACTOnco, are based on a number of internal and third-party estimates, including those prepared by Frost & Sullivan. Market opportunity estimates and growth forecasts included in this annual report have been derived from a variety of sources, including market research and our own internal estimates, and the conditions supporting our assumptions or estimates may change at any time, thereby of these underlying factors and indicators. Further, the continued development of, and approval or authorizations for, vaccines and therapeutic treatments may affect these market opportunity estimates.

Our market opportunity may also be limited by new diagnostic tests or other products that enter the market. If any of our estimates prove to be inaccurate, the market opportunity for our existing and pipeline products could be significantly less than we estimate. If this turns out to be the case, it may impair our potential for growth and our business and future prospects may be materially and adversely affected.

We may need to raise additional funds to develop our platform, commercialize new products or expand our operations, and we may be unable to raise capital when needed or on acceptable terms.

We may in the future consider raising additional capital for any number of reasons, and to do so, we may seek to sell ordinary or preferred shares or convertible debt securities, enter into one or more credit facilities or another form of third-party funding, or seek other debt financing. We may also need to raise capital sooner or in larger amounts than we anticipate for numerous reasons, including our failure to secure additional regulatory approvals for our testing services and products, lower than anticipated demand for our testing services, or otherwise.

We may also consider raising additional funds in the future to develop our platform, commercialize new products or expand our operation, including to further scale up the manufacturing of our test kits, and if user demand warrants such increase in scale, to increase our sales and marketing efforts to drive market adoption of our testing services and address competitive developments, and to finance capital expenditures and general and administrative expenses.

Our present and future funding requirements will depend on many factors, some of which are beyond our control, including: (i) the cost and timing of additional regulatory clearances or approvals for our testing services and products; (ii) our ability to achieve and maintain revenue growth; (iii) the potential cost of and delays in product development as a result of any regulatory oversight applicable to our services and products; (iv) the scope, rate of progress and cost of our current and future clinical trials; (v) the costs of attaining, defending and enforcing our intellectual property rights; (vi) the terms and timing of any other collaborative, licensing and other arrangements that we may establish; and (vii) the costs of responding to the other risks and uncertainties described in this annual report.

The various ways we could raise additional capital carry potential risks. If we raise funds by issuing equity securities, the ownership interests of our existing shareholders will be diluted. Any equity securities issued could also provide for rights, preferences, or privileges senior to those of holders of the Ordinary Shares. If we raise funds by issuing debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through other third-party funding, collaborations agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or test kits or grant licenses on terms that may not be favorable to us.

Additional funding may not be available on acceptable terms, or at all. If we cannot secure additional funding when needed or if financing is not available on satisfactory terms or at all, we may have to delay, reduce the scope of, or eliminate one or more research and development programs or sales and marketing or other initiatives. In addition, our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and the disruptions to, and volatility in, the credit and financial markets worldwide. If the equity and credit markets deteriorate, we may make any necessary debt or equity financing more difficult, more costly and more dilutive. If we are unable to obtain the requisite amount of financing needed to fund our planned operations, our ability to grow and support our business and to respond to market challenges could be significantly limited, which could have a material adverse effect on our business, financial condition and results of operations.

We may enter new business areas and expand our operations in areas, such as clinical genetic testing, and precision oncology, where we have limited experience. We would likely face competition from entities more familiar with those businesses, and our efforts may not succeed.

We may enter into new business areas where we do not have any experience or have limited experience. In addition, we plan to expand our operations in business areas within clinical genetic testing, and precision oncology where we have limited experience. These areas would be new to our product development, sales and marketing personnel, and we cannot be assured that the markets for these products and services will develop or that we will be able to compete effectively or will generate significant revenues in these new areas. Many companies of all sizes, including major pharmaceutical companies and specialized biotechnology companies, are engaged in redesigning approaches to clinical-level medical care and precision oncology. Competitors operating in these potential new business areas may have substantially greater financial and other resources, larger research and development staff and more experience in these business areas. There can be no assurances that if we undertake to enter into any of the new business areas, the market will accept our offerings, or that such offerings will generate significant revenues for us.

We may incur debt or assume contingent or other liabilities or dilute our shareholders in connection with acquisitions or strategic alliances.

We may issue equity securities to pay for future acquisitions or strategic alliances, which could be dilutive to existing shareholders. We may incur debt or assume contingent or other liabilities in connection with acquisitions and strategic alliances, which could impose restrictions on our business operations and harm our operating results. Further, any additional equity financing, debt financing, or credit facility used for such acquisitions may not be on favorable terms, and any such financing or facility may place restrictions on our business. In addition, to the extent that the economic benefits associated with any of our acquisitions diminish in the future, we may incur incremental operating losses, and may be required to record additional write downs of goodwill, intangible assets or other assets associated with such acquisitions, which would adversely affect our operating results.

If we fail to implement and maintain an effective system of internal controls in the future, we may be unable to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the market price of the Class A Ordinary Shares and the Warrants.

We are subject to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, which require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2023. In addition, once we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and if we are not a non-accelerated filer by then, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. We may be unable to timely complete the evaluation testing and any required remediation.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2022. However, there is no assurance that we will not have any material weakness or deficiencies in the future. Even effective internal control can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. Any failure to remediate the deficiencies, or the development of new deficiencies or material weaknesses in our internal control over financial reporting, could result in material misstatements in our financial statements, which in turn could have a material adverse effect on our financial condition.

Ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets or inaccurate reporting of financial conditions and results of operations and subject us to potential delisting from the stock exchange on which we are listed, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, result in deterioration in our financial condition and results of operations, and lead to a decline in the market price of the Class A Ordinary Shares and the Warrants.

Unfavorable economic and political conditions in Hong Kong and other parts of Asia could materially and adversely affect our business, financial condition, and results of operations.

Like many other companies that operate in Asia, our business will be materially affected by economic and political conditions in Asia, which could be negatively impacted by many factors beyond our control, such as inability to access capital markets, control of foreign exchange, changes in exchange rates, rising interest rates or inflation, slowing or negative growth rate, government involvement in allocation of resources, inability to meet financial commitments in a timely manner, terrorism, political uncertainty, epidemic or pandemic, civil unrest, fiscal or other economic policy of governments, and the timing and nature of any regulatory reform. The recent geo-political uncertainties may also give rise to uncertainties in global economic conditions and adversely affect general investor confidence.

Political unrest such as protests or demonstrations could disrupt economic activities and adversely affect our business. There can be no assurance that these protests and other economic, social, or political unrest in the future will not have a material adverse effect on our financial conditions and results of operations.

The mainland Chinese government has significant oversight, discretion and control over the manner in which companies incorporated under the laws of mainland China must conduct their business activities, but as we operate in Hong Kong and not mainland China, the mainland Chinese government currently does not exert direct oversight and discretion over the manner in which we conduct our business activities. However, there is no guarantee that the mainland Chinese government will not seek to intervene or influence our operations at any time. If we were to become subject to such oversight, discretion or control, including over overseas offerings of securities and/or foreign investments, it may result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline.

We currently do not have any business operations in mainland China or generate revenues from any business in mainland China. However, because of our substantial operations in Hong Kong and given the mainland Chinese government’s significant oversight authority over the conduct of business in Hong Kong generally, there is no guarantee that we will not be subject to such direct influence or intervention in the future due to changes in laws or other unforeseeable reasons. There is always a risk that the mainland Chinese government may, in the future, seek to affect operations of any company with any level of operations in mainland China or Hong Kong, including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment.

We depend on the information systems of our own and those of third parties for the effective service on our websites, mobile applications, or in our computer or logistics systems, and the overall effective and efficient functioning of our business. Failure to maintain or protect our information systems and data integrity effectively could harm our business, financial condition and results of operations.

We depend on our information systems and for the effective and efficient functioning of our business, including the manufacture, distribution and maintenance of our genetic testing kits, as well as for accounting, data storage, compliance, purchasing and inventory management. Our and our third-party collaborator’s information systems may be subject to computer viruses, ransomware or other malware, attacks by computer hackers, failures during the process of upgrading or replacing software, databases or components thereof, damage or interruption from fires or other natural disasters, hardware failures, telecommunication failures and user errors, among other malfunctions and other cyber-attacks. We and our third-party collaborators could be subject to an unintentional event that involves a third-party gaining unauthorized access to our systems, which could disrupt our operations, corrupt our data or result in release of our confidential information. Additionally, theft of our intellectual property or proprietary business information could require substantial expenditures to remedy and even then, may not be able to be remedied in full. Although the aggregate impact of the foregoing on our operations and financial condition has not been material to date, we may have been and going forward will continue to be the target of events of this nature as cybersecurity threats have been rapidly evolving in sophistication and becoming more prevalent in the industry. Third parties upon whom we rely or with whom we have business relationships, including our customers, collaborators, suppliers, and others are subject to similar risks that could potentially have an adverse effect on our business.

Technological interruptions could disrupt operations, including the ability to timely ship and track product orders, project inventory requirements, manage supply chain and otherwise adequately service our customers or disrupt our customers’ ability to use our test kits. In addition, we rely heavily on providers of transport services for reliable and secure point-to-point transport of test kits to our customers and users and for tracking of these shipments. Should a carrier encounter delivery performance issues such as loss, damage or destruction of any systems, it would be costly to replace such systems in a timely manner and such occurrences may damage our reputation and lead to decreased demand for our test kits and increased cost and expense to our business.

Additionally, our business model is dependent on our ability to deliver various test kits to customers and have such test kits processed and returned to us. This requires coordination between our logistics providers and third-party shipping services. Operational disruptions may be caused by factors outside of our control such as hostilities, political unrest, terrorist attacks, natural disasters, pandemics and public health emergencies, affecting the geographies where our operations and customers are located.

We may not be effective at preventing or mitigating the effects of such disruptions, particularly in the case of a catastrophic event. In addition, operational disruptions may occur during the holiday season, causing delays or failures in deliveries of test kits. Any such disruption may result in lost revenues, a loss of customers and reputational damage, which would have an adverse effect on our business, results of operations and financial condition.

In the event we or our third-party collaborators experience significant disruptions, we may be unable to repair such systems in an efficient and timely manner. Accordingly, such events may disrupt or reduce the efficiency of our entire operation and harm our business, financial condition and results of operations. Currently, we carry business interruption coverage to mitigate certain potential losses but this insurance is limited in amount and jurisdiction, and subject to deductibles, exclusions and limitations, and we cannot be certain that such potential losses will not exceed our policy limits. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance our existing systems. Failure to maintain or protect our information systems and data integrity effectively could harm our business, financial condition and results of operations.

Risks Relating to Acquisitions

We have engaged in and may continue to engage in acquisitions, investments or strategic alliances in the future, which could require significant management attention and resources, may not achieve their intended results and could adversely affect our business, financial condition and results of operations.

We acquired 74.39% of the equity interest in ACT Genomics Holdings Company Limited, or ACT Genomics, an Asia based genomics company specializing in precision oncology with operations in Hong Kong, Taiwan, Japan, Singapore, Thailand and the U.K. in December 2022 pursuant to the ACT Sale and Purchase Agreements. With the ACT Acquisition, we intend to expand our business in precision oncology. We may not succeed in integrating our business with ACT Genomics’ business successfully and realize the anticipated synergies and related benefits. We may further pursue acquisitions of businesses and assets in the future. We may pursue strategic alliances and additional joint ventures that could leverage our platform and industry experience to expand our offerings or distribution. However, we may not be able to find suitable partners or acquisition candidates in the future, and we may not be able to complete such transactions on favorable terms, if at all. We may not be able to integrate these acquisitions successfully into its existing business, and we could assume unknown or contingent liabilities. Any acquisitions also could result in the incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a material adverse effect on our financial condition, results of operations and cash flows. In addition, any pursuit of an acquisition and any potential integration of an acquired company also may disrupt ongoing operations and divert management attention and resources that we would otherwise focus on developing our existing business. We may experience losses related to investments in other companies, which could have a material negative effect on our results of operations and financial condition. We may not realize the anticipated benefits of any acquisition, technology license, strategic alliance or joint venture.

We face additional risks as a result of the ACT Acquisition and may be unable to integrate our businesses successfully and realize the anticipated synergies and related benefits of the ACT Acquisition or do so within the anticipated timeframe.

In pursuit of building our product pipeline in early testing and detection of cancer, we completed the ACT Acquisition on December 30, 2022. As a result of the ACT Acquisition, we face various additional risks, including, among others, the following: (i) difficulties in integrating and managing the combined operations of ACT Genomics, and realizing the anticipated economic, operational, and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical, or financial problems; (ii) disruption to ACT Genomics’ business and operations and relationships with service providers and/or other third parties; (iii) loss of key employees of ACT Genomics and other challenges associated with integrating new employees into our culture, as well as reputational harm if integration is not successful; (iv) failure to successfully realize our intended business strategy; (v) increase in the operating losses that we expect to incur in future periods; (vi) diversion of management time and focus from operating our business to addressing ACT Acquisition integration challenges; (vii) diversion of significant resources from the ongoing development of our existing products, services, and operations; (viii) regulatory complexities of integrating or managing the combined operations or expanding into other industries or parts of the healthcare industry; (ix) regulatory developments or enforcement trends focusing on corporate practice of medicine; (x) greater than anticipated costs related to the integration of ACT Genomics’ business and operations into ours; (xi) increase in compliance and related costs associated with the addition of a regulated business; (xii) responsibility for the liabilities of ACT Genomics, including those that were not disclosed to us or exceed our estimates, as well as, without limitation, liabilities arising out of their failure to maintain effective data protection and privacy practices controls and comply with applicable regulations; and (xiii) potential accounting charges to the extent intangibles recorded in connection with the ACT Acquisition, such as goodwill, trademarks, client relationships, or intellectual property, are later determined to be impaired and written down in value.

Our ability to execute all such plans will depend on various factors, many of which remain outside our control. Any of these risks could adversely affect our business, financial condition and results of operations.

In addition, the process of integrating ACT Genomics’ operations into our operations could result in unforeseen operating difficulties and require significant resources. If we are unable to successfully integrate the duties, responsibilities, and other factors of interest to the management and employees of the acquired business, we could lose employees to our competitors, which could significantly affect our ability to operate the business and complete the integration. If we are unable to implement and retain uniform standards, controls, policies, procedures, and information systems, we may need to allocate additional resources to ensure smooth operations. If the integration process causes any delays with the delivery of our services, or the quality of those services, we could lose customers, which would reduce our revenues and earnings.

Our acquisition may not be accretive, and may be dilutive, to our earnings per share, which may negatively affect the market price of our ordinary shares.

Our acquisition may not be accretive to our earnings per share. Our expectations regarding the timeframe in which a potential acquisition may become accretive to our earnings per share may not be realized. In addition, we could fail to realize all of the benefits anticipated in a potential acquisition or experience delays or inefficiencies in realizing such benefits. Such factors could, combined with the potential issuance of our ordinary shares in connection with a potential acquisition, result in such acquisition being dilutive to our earnings per share, which could negatively affect the market price of our ordinary share.

With respect to the ACT Acquisition, the following factors, among others, could materially and adversely affect our results of operations or stock price: (i) expenses related to the acquisition process and impairment charges to goodwill and other intangible assets related to the ACT Acquisition; (ii) the dilutive effect on earnings per share as a result of issuances of our ordinary share and incurring operating losses; (iii) stock volatility due to investors’ uncertainty regarding the value of ACT Genomics; (iv) diversion of capital from other uses; (v) failure to achieve the anticipated benefits of the ACT Acquisition in a timely manner, or at all; and (vi) adverse outcome of litigation matters or other contingent liabilities assumed in or arising out of the ACT Acquisition.

We may incur various transaction costs and liabilities notwithstanding the due diligence reviews we performed in connection with acquisitions.

When we acquire businesses, products or technologies, our due diligence reviews are subject to inherent uncertainties and may not reveal all potential risks. We may therefore fail to discover or inaccurately assess undisclosed or contingent liabilities, including liabilities for which we may have responsibility as a successor to the seller or the target company. As a successor, we may be responsible for any past or continuing violations of law by the seller or the target company. Although we generally attempt to seek contractual protections, such as representations and warranties and indemnities, we cannot be sure that we will obtain such provisions in our acquisitions or that such provisions will fully protect us from all unknown, contingent or other liabilities or costs. In addition, claims against us relating to any acquisition may necessitate our seeking claims against the seller for which the seller may not indemnify us or that may exceed the scope, duration or amount of the seller’s indemnification obligations.

While we performed significant due diligence reviews on ACT Genomics prior to signing the ACT Sale and Purchase Agreements, we are dependent on the accuracy and completeness of statements and disclosures made or actions taken by ACT Genomics, its representatives and its shareholders in connection with our due diligence reviews and our evaluation of the results of such due diligence. We did not control and may be unaware of activities of ACT Genomics prior to the ACT Acquisition, including, without limitation, intellectual property and other litigation or disputes, information security vulnerabilities, violations of laws, policies, rules and regulations, commercial disputes, tax liabilities and other liabilities.

Our post-closing recourse is limited under the ACT Sale and Purchase Agreements. If any issues arise post-closing, we may not be entitled to sufficient, or any, indemnification or recourse from ACT Genomics, sellers of shares of ACT Genomics or other parties involved in the ACT Sale and Purchase Agreements, which could have a material adverse impact on our business and results of operations.

Risks Relating to Government Regulation

Our business collects and processes a large amount of data including personal information, and we will face legal, reputational, and financial risks if we fail to protect our customers’ data from security breaches or cyberattacks. We are also subject to various laws and regulations relating to privacy or the protection or transfer of data relating to individuals, and any change in such laws and regulations or any failure by us to comply with such laws and regulations could adversely affect our business.

We collect and store sensitive data, including personally identifiable information, genetic information, payment information, intellectual property and proprietary business information owned or controlled by ourselves, our customers, or other parties. We manage and maintain our data and applications utilizing cloud-based systems. We also protect sensitive customer data by logically segregating access and storage of personally identifiable and genetic data from other business operations involving data processing. We identify a variety of risks in connection of protecting the critical customer and business information, including loss of access risk, inappropriate disclosure, inappropriate modification, and the risk of us being unable to adequately monitor and modify controls over our critical information.

Any technical problems that may arise in connection with our data and systems, including those that are hosted by third-party providers, could result in interruptions to our business and operations or exposure to security vulnerabilities. These types of problems may be caused by a variety of factors, including infrastructure changes, intentional or accidental human actions or omissions, software errors, malware, viruses, security attacks, fraud, spikes in customer usage and denial of service issues. From time to time, large third-party web hosting providers utilized by us may experience outages or other problems that would result in their systems being offline and inaccessible, which could materially impact our business and operations. In addition, our various customer tools and platforms are currently accessible through our online portal and/or through our mobile applications, which may also be exposed to security breaches.

The secure processing, storage, maintenance and transmission of critical customer and business information are vital to our operations and our business strategy. Although we devote significant resources to protecting such information and take what we believe to be reasonable and appropriate measures, including a formal and dedicated enterprise security program, to protect sensitive information from compromises such as unauthorized access, disclosure, or modification or lack of availability, our information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other disruptions. We may be exposed to significant monetary damages which are not covered by our liability insurance. Further, a security breach could require us to expend substantial additional resources related to the security of our information systems and providing required breach notifications, diverting resources from other projects and disrupting our businesses.

In addition to data security risks, we also face data privacy risks. Should we actually violate, or be perceived to have violated, any privacy promises we make to our customers, we could be subject to a complaint from an affected individual or interested privacy regulator, such as the Office of the Privacy Commissioner for Personal Data in Hong Kong. This risk is heightened given the sensitivity of the data we collect. Even the perception that the privacy of personal information is not satisfactorily protected or does not meet regulatory or contractual requirements could inhibit sales of our solutions, and any failure to comply with such laws, regulations and contractual requirements could lead to significant fines, penalties or other liabilities.

There has been unprecedented activity in the development of data protection regulation around the world, and as a result, the interpretation and application of consumer, health-related and data protection laws in Hong Kong, the U.K., Europe and other jurisdictions in which we conduct business are often uncertain, contradictory and in flux. Numerous local and international laws and regulations address privacy and the collection, storing, sharing, use, disclosure, and protection of certain types of data in jurisdictions where we operate, including the Personal Data (Privacy) Ordinance in Hong Kong, or “PDPO” and the U.K. GDPR. These laws, rules, and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation, and changes in enforcement, and may be inconsistent from one jurisdiction to another.

The PDPO applies to data users that control the collection, holding, processing or use of personal data in Hong Kong and does not have extraterritorial effect. The PDPO does not specifically govern the use of human genetic data or other sensitive personal data, and we are subject to the general requirements under PDPO including to obtain the prescribed consent of the data subject and to take all practicable steps to protect the personal data held by data users against unauthorized or accidental access, loss or use. Breaches of the PDPO may lead to a variety of civil and criminal sanctions including fines up to HK$100,000 and imprisonment of up to two years. In addition, data subjects have a right to bring proceedings in court to seek compensation for damage.

We also have operations in the U.K. and the European Union and are therefore required to comply with increasingly complex and changing data security and privacy regulations in the U.K. and the European Union that regulate the collection, use and transfer of personal data, including the transfer of personal data between or among countries. For example, the European Union’s General Data Protection Regulation, or “GDPR,” now also enacted in the U.K., or “the U.K. GDPR,” as well as the U.K. Data Protection Act (2018), or “DPA,” have imposed stringent compliance obligations regarding the handling of personal data and have resulted in the issuance of significant financial penalties for noncompliance.

The U.K. GDPR and GDPR broadly apply to any entity established in the U.K. and the European Union as well as extraterritorially to any entity outside the U.K. and the European Union that offers goods or services to, or monitors the behavior of, individuals who are located in the U.K. and the European Union. The GDPR imposes strict requirements on controllers and processors of personal data, including enhanced protections for “special categories” of personal data, which includes sensitive information such as health and genetic information of data subjects. As a controller and processor of personal data, we are subject to extensive obligations related to the collection, recording, use, storage, disclosure and destruction of any test results and associated personal data by our services, laboratories, websites and applications in accordance with the various data protection principles prescribed under the U.K. GDPR, and “genetic data” and “data concerning health” which we collect in connection with our testing services constitute a special category of data under the U.K. GDPR and the DPA, and are subject to more stringent rules that provide more protection of such data given the sensitive nature. The U.K. GDPR and GDPR also grant individuals various rights to seek legal remedies in relation to their personal data if the individual believes his or her rights have been violated, including the rights of access, rectification, objection to certain processing and deletion. Failure to comply with the requirements of the GDPR or the related national data protection laws may result in significant administrative fines issued by the U.K. or European Union regulators. Under the U.K. GDPR, the Information Commissioner can impose significant administrative fines on both data controllers and data processors. There are two tiers of such fines, which are the higher of up to £8.7 million or 2% of global turnover, or the higher of up to £17.5 million or 4% of global turnover. Under the GDPR, maximum penalties for violations are capped at 20 million euros or 4% of an organization’s annual global revenue, whichever is greater.

Despite our efforts to comply with applicable laws, regulations, and other obligations relating to privacy, data protection, and information security, it is possible that our interpretations of the law or other obligations, practices, or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations, or obligations. If so, this could result in government-imposed fines or orders requiring us to change our commercial practices, which could disrupt our operations and adversely affect our business.

In addition, these privacy laws and regulations may differ from country to country and region to region, and our obligations under these laws and regulations vary based on the nature of our activities in the particular jurisdiction, such as whether we collect samples from individuals in the local jurisdiction, perform testing in the local jurisdiction, or process personal information regarding employees or other individuals in the local jurisdiction. Complying with changing regulatory requirements requires us to incur substantial costs, exposes us to potential regulatory action or litigation, and may require changes to our business practices in certain jurisdictions, any of which could materially and adversely affect our business operations and operating results. There is no assurance that we are or will remain in compliance with diverse privacy and data security requirements in all of the jurisdictions in which we currently operate and may operate in the future. Failure of us to comply with applicable laws or regulations or any other obligations relating to privacy, data protection, or information security, or any compromise of security that results in unauthorized access to, or use or release of personally identifiable information or other data relating to our customers, or other individuals, or the perception that any of the foregoing types of failure or compromise has occurred, could damage our reputation and brand, discourage new and existing customers from using our platform, or result in fines, investigations, or proceedings by governmental agencies and private claims and litigation, any of which could adversely affect our business, financial condition, and results of operations.

Our products and services are and will continue to be subject to extensive regulation, compliance of which could be costly and time-consuming or may cause unanticipated delays or prevent the receipt of the required approvals to offer our products and services.

Our testing products are classified as medical devices and the manufacture, labeling, advertising, promotion, post-market surveillance and marketing of medical devices are subject to extensive regulation in various jurisdictions in which we operate. Government regulation of medical devices is meant to assure their safety and effectiveness, and includes regulation of, among other things: (i) design, development and manufacturing; (ii) testing, labeling, including directions for use, processes, controls, quality assurance, packaging, storage, distribution, installation and servicing; (iii) clinical trials and validation studies; (iv) registration and listing; (v) marketing, sales and distribution; (vi) recordkeeping procedures; (vii) advertising and promotion; (viii) pre-market authorization; (ix) corrections, removals and recalls; (x) post-market surveillance, including reporting of deaths or serious injuries, and malfunctions that, if they were to recur, would be likely to cause or contribute to a death or serious injury; and (xi) product import and export.

In Hong Kong, medical device manufacturers may voluntarily complete an application and registration with the Medical Device Division of the Department of Health of Hong Kong in the Medical Device Administrative Control System, for which the applicant must demonstrate the safety and performance of the medical devices by submitting a number of supporting documents including test reports of the device’s chemical, physical and biological properties, and a performance evaluation report including evaluation of analytical performance and clinical performance of the device to demonstrate that the device achieves its intended purpose. In the U.K. and the European Union, IVD devices must comply with the essential safety, health, design and manufacturing requirements under EU IVDD. Beginning in January 1, 2021, IVD device manufacturers can also sell a device by registering with the MHRA. Under the MHRA requirements, IVD devices must meet essential requirements according to Part IV MDR 2002 Annex I and be registered with the MHRA.

If regulatory authorities conclude that any aspect of our business operations does not comply with applicable law, we may be subject to penalties and other damages and sales of our testing products may also suffer. In addition, in the event of any material deficiencies or defects in design or manufacture that could affect patient safety, our products may be subject to recall. Any such quality issue can both harm our business reputation and result in substantial costs and write-offs, which in either case could materially harm our business and financial results.

We plan to expand our business and operations internationally to various jurisdictions in which we do not currently operate and where we have limited operating experience, all of which exposes us to business, regulatory, political, operational and financial risk.

One of our key business strategies is to pursue international expansion of our business operations and market our products in multiple jurisdictions.

As a result, we expect that our business will be subject to a variety of risks associated with doing business internationally, including an increase in our expenses and diversion of the management’s attention from other aspects of our business. Accordingly, our business and financial results in the future could be adversely affected due to a variety of factors, including: (i) political, social and/or economic instability; (ii) risks related to governmental regulations in foreign jurisdictions and unexpected changes in regulatory requirements and enforcement; (iii) fluctuations in currency exchange rates; (iv) higher levels of credit risk and payment fraud; (v) burdens of complying with a variety of foreign laws; (vi) complexities and difficulties in obtaining intellectual property protection and reduced protection for intellectual property rights in some countries; (vii) difficulties in staffing and managing global operations and the increased travel, infrastructure and legal compliance costs associated with multiple international locations and subsidiaries; (viii) management of tax consequences and compliance; and (ix) other challenges caused by distance, language, and cultural differences, making it harder to do business in certain international jurisdictions.

In addition, we may be subject to increased regulatory risks and local competition in various jurisdictions where we plan to expand operations but have limited operating experience. Such increased regulatory burden and competition may limit the available market for our products and services and increase the costs associated with marketing the products and services where we are able to offer our products. If we are unable to manage the complexity of global operations successfully, or fail to comply with any of the regulations in other jurisdictions, our financial performance and operating results could suffer.

Risks Relating to Intellectual Property and Legal Proceedings

We may be subject to legal proceedings and litigation, which are costly to defend, and adverse publicity about any investigation, litigation, regulatory or legal action against us or our senior management could harm our reputation and business.

We and our management may become, involved in legal proceedings relating to patent and other intellectual property matters, product liability claims, employee claims, tort or contract claims, regulatory investigations, and other legal proceedings or investigations, which could have a negative impact on our reputation, business and financial condition and divert the attention of the management from the operation of our business.

Litigation and other legal proceedings are inherently unpredictable and can result in excessive or unanticipated verdicts and/or injunctive relief that affect how we operate our business. We could incur judgments or enter into settlements of claims for monetary damages or for agreements to change the way we operate our business, or both. There may be an increase in the scope of these matters or there may be additional lawsuits, claims, proceedings or investigations in the future, which could harm our business, financial condition and results of operations.

In addition, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers’ confidence and reduce long-term demand for our test kits, even if the regulatory or legal action is unfounded or not material to our operations.

We depend, and may depend in the future, on intellectual property licensed from third parties for development and commercialization of certain products, and the termination of the licenses or other agreements permitting us to use such intellectual property or failure of such third parties to maintain or protect such intellectual property could result in the loss of significant rights by us, which would harm our business.

We depend, and may depend in the future, on intellectual property licensed from third parties for the development and commercialization of our diagnostic and precision oncology products. The inability to license such intellectual property on favorable terms, including obtaining exclusive rights in relevant jurisdictions, and the termination of such licenses or other agreements permitting us to use such intellectual property, could adversely affect our business.

For example, we are dependent on the exclusive license from New Horizon Health to market, promote, sell, distribute, and to provide testing services using the ColoClear technology for diagnostic use for colorectal cancer and adenoma in Hong Kong, Macau and the Philippines under Prenetics HK’s collaboration agreement with New Horizon Health and NHH Hangzhou (the “New Horizon Agreement”) entered into in July 2019 and a supplemental agreement entered into in December 2019. Under the New Horizon Agreement, Prenetics HK has the right to apply for applicable FDA approval for the ColoClear product, if required. All intellectual property developed or generated based on or in connection with the collaboration shall be jointly owned by New Horizon Health and Prenetics HK. New Horizon Health shall have the right of first refusal to license such newly developed intellectual property to any third parties. Co-owned intellectual property rights will limit our ability to use and exploit such intellectual property and New Horizon Health, as the other co-owner, may license rights to third parties, including our competitors, who could market competing products and technology. In addition, we may need the cooperation of any such joint owners in order to enforce such intellectual property against third parties, and such cooperation may not be provided. We cannot provide any assurance with respect to the success of any research, development or commercialization efforts pursuant to the New Horizon Agreement. In addition, Prenetics HK splits the gross income generated in connection with the ColoClear product and its related services with New Horizon Health.

Either New Horizon Health or Prenetics HK has the right to terminate the New Horizon Agreement at any time during the initial term of five years for convenience by providing the other party with three-months’ prior written notice.

If the New Horizon Agreement were to be terminated, we will lose licenses for intellectual property that are important to our business, and as a result, we may not be able to continue developing, selling or commercializing our test kits for colorectal cancer. This would adversely affect our competitive business position and harm our business prospects. Moreover, disputes, arbitration, litigation or other proceedings with New Horizon could last for an extended period of time, may not be resolved in a favorable manner and could result in substantial damages payable by us and would divert management’s attention.

We rely substantially on our trademarks and trade names. If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be harmed.

We rely substantially upon trademarks and trade names to build and maintain the integrity of our brands. Our registered and unregistered trademarks or trade names may be challenged, infringed, circumvented, declared unenforceable or determined to be violating or infringing on other intellectual property rights. We may not be able to protect or enforce our rights to these trademarks and trade names, which we rely upon to build name recognition among potential partners and customers, including that our trademark applications may not be approved by the applicable trademark authority. Our trademarks, including our registered trademarks, could also be the subject of challenges by third parties. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. In addition, there could be potential trade name or trademark infringement or dilution claims brought by owners of other trademarks against us. Further, at times, competitors or other third parties may adopt trade names or trademarks similar to those of us, thereby impeding our ability to build brand identity and possibly leading to market confusion. Asserting claims against such third parties may be prohibitively expensive. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Any of our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names or other intellectual property may be ineffective, could result in substantial costs and diversion of resources and could harm our business, financial condition and results of operations.

Risks Relating to Our Securities

The trading prices of our Class A Ordinary Shares and Warrants may be volatile and a market for our Class A Ordinary Shares and Warrants may not develop, which would adversely affect the liquidity and price of our Class A Ordinary Shares.

The trading prices of Class A Ordinary Shares and Warrants may be volatile and may fluctuate due to a variety of factors, some of which are beyond our control, including, but not limited to: (i) changes in the sectors in which we operate; (ii) changes in its projected operating and financial results; (iii) changes in laws and regulations affecting our business; (iv) ability to continue to innovate and bring products to market in a timely manner; (v) changes in our senior management team, our board of directors or key personnel; (vi) our involvement in litigation or investigations; (vii) the anticipation of releases of remaining lock-up restrictions; (viii) negative publicity about us or our products; (ix) the volume of Class A Ordinary Shares and Warrants available for public sale; (x) announcements of significant business developments, acquisitions, or new offerings; (xi) general economic, political, regulatory, industry, and market conditions; and (xii) natural disasters or major catastrophic events.

In addition, an active trading market for our Class A Ordinary Shares and Warrants may never develop or, if developed, may not be sustained. You may be unable to sell your Class A Ordinary Shares unless a market can be established and sustained.

These and other factors may cause the market price and demand for our Class A Ordinary Shares and Warrants to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise negatively affect the liquidity of Class A Ordinary Shares or Warrants. Following periods of such volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Because of the potential volatility of Class A Ordinary Shares or Warrants, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

Sales of a substantial number of our securities in the public market could cause the price of our Class A Ordinary Shares and Warrants to fall.

Sales of a substantial number of Class A Ordinary Shares and/or Warrants, or the perception that those sales might occur, could result in a significant decline in the public trading price of our Class A Ordinary Shares and Warrants and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our Class A Ordinary Shares and Warrants.

A certain number of our Warrants have become exercisable for our Class A Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Our Warrants to purchase up to 22,384,585 Class A Ordinary Shares have become exercisable on June 17, 2022 in accordance with the terms of the Assignment, Assumption and Amendment Agreement and the Existing Warrant Agreement governing those securities. The exercise price of the Warrants is $8.91 per 1.29 shares (or an effective price of $6.91 per share), subject to adjustment pursuant to the terms of the Assignment, Assumption and Amendment Agreement and the Existing Warrant Agreement. To the extent such Warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to the existing holders of Class A Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of Class A Ordinary Shares. Assuming the exercise of all outstanding warrants for cash, we would receive aggregate proceeds of approximately $154.6 million. However, we will only receive such proceeds if all the Warrant holders exercise all of their Warrants. We believe that the likelihood that warrant holders determine to exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Class A Ordinary Shares. If the market price for our Class A Ordinary Shares is less than the exercise price of the warrants (on a per share basis), we believe that warrant holders will be very unlikely to exercise any of their warrants, and accordingly, we will not receive any such proceeds. As of April 28, 2023, the closing price of our Class A Ordinary Shares was $0.83 per share. There is no guarantee that the Warrants will ever be “in the money” prior to their expiration, and as such, the Warrants may expire worthless.

If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us, our share price and trading volume could decline significantly.

The trading market for our Class A Ordinary Shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of us, or if these securities or industry analysts are not widely respected within the general investment community, the demand for our Class A Ordinary Shares could decrease, which might cause its share price and trading volume to decline significantly. In the event that we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade their assessment or publish inaccurate or unfavorable research about our business, the market price and liquidity for our Class A Ordinary Shares and Warrants could be negatively impacted.

Future resales of our ordinary shares issued to our shareholders and other significant shareholders may cause the market price of our Class A Ordinary Shares to drop significantly, even if our business is doing well.

Certain of our shareholders are subject to contractual lock-ups. Upon expiration or waiver of the applicable lock-up periods, certain of our shareholders and certain other significant shareholders may sell large amounts of our ordinary shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in our share price or putting significant downward pressure on the price of our Class A Ordinary Shares.

Our dual-class voting structure may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Our authorized and issued ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share is entitled to one (1) vote, while each Class B Ordinary Share is entitled to twenty (20) votes with all Ordinary Shares voting together as a single class on most matters. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Only Class A Ordinary Shares are listed and traded on NASDAQ, and we intend to maintain the dual-class voting structure.

Mr. Yeung beneficially owns all of the issued Class B Ordinary Shares. As of April 18, 2023, these Class B Ordinary Shares constitute approximately 14.16% of our total issued and outstanding shares and 76.74% of the aggregate voting power of our total issued and outstanding shares due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of control, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding election of directors and other significant corporate actions. This concentration of control may discourage, delay, or prevent a change in control of us, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of us and may reduce our share price. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act, NASDAQ Global Market listing requirements and other applicable securities rules and regulations. As such, we incur relevant legal, accounting and other expenses, and these expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We expect these laws and regulations to increase our legal and financial compliance costs and to render some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty.

Many members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. Furthermore, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and consequently we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and prospects. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

As a result of disclosure of information in this annual report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on our business, financial condition, results of operations, prospects and reputation.

We are an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares and Warrants less attractive to investors, which could have a material and adverse effect on us, including our growth prospects.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Shares held by non-affiliates exceeds $700 million as of the last business day of the most recently completed second fiscal quarter, and (ii) the date on which we issued more than $1.0 billion in non-convertible debt during the prior three-year period. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies, but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and we have different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after we no longer qualify as an “emerging growth company,” as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, we will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

As a result, our shareholders may not have access to certain information they deem important or at the same time if we were not a foreign private issuer. We cannot predict if investors will find our Class A Ordinary Shares and Warrants less attractive because we rely on these exemptions. If some investors find our Class A Ordinary Shares and Warrants less attractive as a result, there may be a less active trading market and share price for our Class A Ordinary Shares and Warrants may be more volatile.

We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of NASDAQ. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, you may receive less or different information about us than you would receive about a U.S. domestic public company.

We could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements, and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our Class A Ordinary Shares and could diminish our cash reserves.

On November 30, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$20 million of our Class A Ordinary Shares in the open market over the following 24 months. The share repurchase program, authorized by our board of directors, does not obligate us to repurchase any specific dollar amount or to acquire any specific number of Class A Ordinary Shares. The share repurchase program could affect the price of our Class A Ordinary Shares and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our Class A Ordinary Shares.

As a company incorporated in the Cayman Islands and a “controlled company” within the meaning of the NASDAQ corporate governance rules, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NASDAQ corporate governance listing standards applicable to domestic U.S. companies or rely on exemptions that are available to a “controlled company”; these practices may afford less protection to shareholders than they would enjoy if we complied fully with NASDAQ corporate governance listing standards.

We are a company incorporated in the Cayman Islands and are listed on NASDAQ as a foreign private issuer. NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from NASDAQ corporate governance listing standards applicable to domestic U.S. companies.

We are a “controlled company” as defined under the NASDAQ rules because Mr. Yeung, chairman of our board of directors and our chief executive officer, owns more than 50% of the total voting power of all issued and outstanding our Ordinary Shares. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from NASDAQ corporate governance rules.

As a foreign private issuer and a “controlled company,” we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including (i) an exemption from the rule that a majority of our board of directors must be independent directors; (ii) an exemption from the rule that director nominees must be selected or recommended solely by independent directors; (iii) an exemption from the rule that the compensation committee must be comprised solely of independent directors; (iv) an exemption from the requirement that an audit committee be comprised of at least three members; (v) an exemption from the requirement that an annual general meeting must be held; (vi) an exemption from the requirement that we must obtain shareholder approval prior to a plan or other equity compensation arrangement is established or materially amended; and (vii) an exemption from the requirement to obtain shareholder approval for issuing additional securities exceeding 20% of our outstanding ordinary shares. We intend to rely on all of the foregoing exemptions available to foreign private issuers and “controlled company.”

As a result, you may not be provided with the benefits of certain corporate governance requirements of NASDAQ applicable to companies that are subject to these corporate governance requirements.

We may issue additional securities without shareholder approval in certain circumstances, which would dilute existing ownership interests and may depress the market price of our shares.

We may issue additional Class A Ordinary Shares, Class B Ordinary Shares convertible into Class A Ordinary Shares or other equity or convertible debt securities of equal or senior rank in the future without approval of the holders of the Class A Ordinary Shares in certain circumstances, including as consideration for strategic acquisitions such as we did with a portion of the consideration for the acquisition of ACT Genomics. Our issuance of additional Class A Ordinary Shares, Class B Ordinary Shares, or other equity or convertible debt securities of equal or senior rank would have the following effects: (i) our existing shareholders’ proportionate ownership interest in us may decrease; (ii) the relative voting power of each previously outstanding Class A Ordinary Share may be diminished; and (iii) the market price of Class A Ordinary Shares may decline.

We have granted in the past, and we will also grant in the future, share incentives, which may result in increased share-based compensation expenses.

In August 2017, Prenetics HK’s board of directors adopted and the Prenetics HK’s shareholders approved the 2017 Share Entitlement/Option Scheme, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with Prenetics HK, which was replaced by the 2021 Share Incentive Plan adopted by Prenetics’ board of directors in June 2021, or the Prenetics 2021 Plan. No further awards will be granted under the Prenetics 2021 Plan. We approved and adopted the 2022 Share Incentive Plan, or the 2022 Plan. Initially, the maximum number of ordinary shares that may be issued under the 2022 Plan is (i) 10% of the total number of our Ordinary Shares that were outstanding (on a fully diluted basis) as of the date of consummation of the Business Combination (inclusive of the award pool that remains authorized but unissued prior to the consummation of the Business Combination), plus (ii) the number of shares reserved for issuance in accordance with our employee share purchase program, the maximum number being 2% of the total number of our Ordinary Shares that were outstanding (on a fully diluted basis) as of the date of consummation of the Business Combination. In addition, the number or ordinary shares that may be issued under the 2022 Plan will be increased on the first day of each calendar year, in an amount equal to the lesser of (A) three percent (3%) of the total number of Shares issued and outstanding on an as-converted fully-diluted basis on the last day of the immediately preceding fiscal year and (B) such number of ordinary shares determined by the Board.

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and as such, we will also grant share-based compensation and incur share-based compensation expenses in the future. As a result, expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations.

A provision in the Existing Warrant Agreement will result in additional dilution to our shareholders.

Because we issued additional Class A Ordinary Shares for capital raising purposes in connection with the Business Combination at an effective issue price of $7.75 per Class A Ordinary Share (the “Newly Issued Price”) and the aggregate gross proceeds from such issuances represented more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the date of the completion of the Business Combination (net of redemptions), pursuant to the Existing Warrant Agreement, if the volume weighted average trading price of our Class A Ordinary Shares during the 20-trading day period starting on the trading day prior to the day on which we consummated the Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price applicable to our Warrants and described in the Existing Warrant Agreement will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price applicable to our Warrants and described in the Existing Warrant Agreement will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price. As of June 14, 2022, the Market Value was determined to be $5.41 per share. As a result, effective after the close of trading on June 14, 2022: (i) the exercise price of the Warrants was adjusted from $11.50 per 1.29 shares to $8.91 per 1.29 shares (representing 115% of the Newly Issued Price); (ii) the $18.00 per share redemption trigger price applicable to the Warrants and described in the Existing Warrant Agreement was adjusted to $13.95 per share (representing 180% of the Newly Issued Price); and (iii) the $10.00 per share redemption trigger price applicable to the Warrants and described in the Existing Warrant Agreement was adjusted to $7.75 per share (representing the Newly Issued Price). Such adjustment under the foregoing provisions will result in additional dilution to our shareholders.

Risks Relating to Taxation

We may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares or Warrants.

Depending on the value of our assets, which is determined based, in part, on the market value of our ordinary shares, and the nature of our assets and income over time, we could be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our income and assets and the market value of our ordinary shares, we believe that we were not a PFIC for the taxable year ended December 31, 2022.

There can be no assurance regarding our PFIC status for the current taxable year or foreseeable future taxable years, however, because our PFIC status is a factual determination made annually that will depend, in part, upon the composition of our income and assets. The value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined in part by reference to the market price of our ordinary shares from time to time (which may be volatile). Because we will generally take into account our current market capitalization in estimating the value of our goodwill and other unbooked intangibles, our PFIC status for the current taxable year and foreseeable future taxable years may be affected by our market capitalization. Recent fluctuations in our market capitalization create a material risk that we may be classified as a PFIC for the current taxable year and foreseeable future taxable years. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which could cause us to become classified as a PFIC for the current or subsequent taxable years.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10. Additional Information — E. Taxation — U.S. Federal Income Tax Considerations to U.S. Holders) holds our ordinary shares or Warrants, the U.S. Holder may be subject to certain adverse U.S. federal income tax consequences. Additionally, if we are a PFIC for any taxable year during which U.S. Holders hold our ordinary shares or Warrants, we would generally continue to be treated as a PFIC with respect to such U.S. Holders even if we do not satisfy either of the above tests to be classified as a PFIC in a subsequent taxable year. Please see “Item 10. Additional Information — E. Taxation — U.S. Federal Income Tax Considerations to U.S. Holders — Passive Foreign Investment Company Status.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were founded in 2014 and headquartered in Hong Kong. Since our inception, we have grown from a small Hong Kong genetic testing laboratory with 11 employees to an innovative genomics and precision oncology company with approximately 400 employees and operations across nine locations, including the U.K., Hong Kong, Taiwan, Japan, India, South Africa and Southeast Asia. We have a strong fundraising history, with global investors providing us long-term support in research and development and strategic acquisitions to accumulate valuable intellectual property rights and commercialize innovative products. From 2014 to May 2021, we completed five series of fundraisings, in which multiple institutional investors participated. For instance, Prudential Hong Kong Limited, an institutional investor and an indirectly wholly owned subsidiary of Prudential plc, led the Series C round and appointed a director to our board, with 15.53% beneficial ownership immediately prior to Closing of the Business Combination. On May 18, 2022, we completed the Business Combination and the PIPE Financing, Also on the same day, Class A Ordinary Shares and Warrants commenced trading on the NASDAQ under the symbols “PRE” and “PRENW,” respectively. In December 2022, we acquired 74.39% of the equity interest in ACT Genomics, an Asia-based precision oncology company with a comprehensive line of genomic tests to improve patients’ outcomes through cancer diagnosis, treatment and monitoring, thereby furthering our ambitions in precision oncology.

Our registered office is at Unit 701-706, K11 Atelier King’s Road, 728 King’s Road, Quarry Bay, Hong Kong and our telephone number is +852-2210-9588. Our website is https://www.prenetics.com/. The information contained in, or accessible through, our website does not constitute a part of this annual report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor New York, N.Y. 10168.

B. Business Overview

We are an innovative genomics and precision oncology company that has devised an innovative strategy to integrate early detection for cancer, targeted therapy and direct-to-consumer genetic testing services into one comprehensive platform. Our mission is to revolutionize healthcare by integrating consumer health and genetics, and breakthrough technology for early cancer detection, targeted treatments and genetic risk identification. We believe in prevention as the key to longevity and aim to empower individuals with personalized, accessible healthcare experiences. By offering a broad range of genomic testing services, we are well-positioned to serve both the consumer health and clinical testing markets.

Our direct-to-consumer genetic testing services allow individuals to gain insights into their genetic health risks, empowering them to take proactive steps to manage their health. These insights can also be used to inform our clinical testing services, and enable the identification of potential risks early on. Our early detection and target therapy can provide those with identified risks with earlier detection of cancer, more personalized treatment plans and ultimately, better health outcomes.

We believe that our strategy of integrating early detection for cancer, targeted therapy and direct-to-consumer genetic testing uniquely positions our business. By offering a broad range of genomic testing services, we can attract a wider range of customers and generate more revenue per patient. Additionally, our ability to offer both direct-to-consumer and clinical testing services allows us to leverage economies of scale in laboratory operations and improve our margins. We intend to continue to invest in research and development, potential mergers and acquisitions opportunities, and commercialize innovative solutions in the field of precision oncology, specifically in early detection of cancer.

Our current offerings include targeted cancer treatment and monitoring, early colorectal cancer screening and consumer genetics and at-home diagnostic testing. In December 2022, we acquired ACT Genomics, an Asia-based precision oncology company with a comprehensive line of genomic tests to improve patients’ outcomes through cancer diagnosis, treatment and monitoring, thereby furthering our ambitions in precision oncology. As for consumer health, we have more than 300,000 customers (including DNAFit customers) who have purchased a CircleDNA test kit as of December 31, 2022. In October 2022, we launched Circle Snapshot, an at-home blood test through which individuals can get laboratory test results digitally. In June 2022, we launched ColoClear, a non-invasive stool DNA test for the early detection of colorectal cancer.

In early 2020, with the emergence of the COVID-19 pandemic, we devoted significant resources to the global fight against COVID-19, expanding our products and services to COVID-19 testing under Project Screen. We became a prominent player in the diagnostic testing market in Hong Kong and the U.K., having now processed more than 28 million laboratory and at-home COVID-19 tests, including Circle HealthPod. At our peak, we were processing more than 40,000 COVID-19 PCR tests daily in Hong Kong, on behalf of the Hong Kong government. As COVID-19 became less of a threat to the community at the end of 2022, we restructured our operations by optimizing costs and resource allocation to focus back on our core genomics business, specifically the area of precision oncology. Our current offerings include targeted cancer treatment and monitoring, early colorectal cancer screening and consumer genetics and at-home diagnostic testing.

In January 2023, shortly after our acquisition of ACT Genomics, ACT Genomics became the first and only Asia-based company to receive clearance from the U.S. Food and Drug Administration (“FDA”) for ACTOnco, a comprehensive genomic profiling test for solid tumors. In addition, ACT Genomics has a comprehensive portfolio of early detection tests, diagnostics tests and recurrence monitoring tests, including ACTRisk, ACTOnco, ACTDrug, ACTFusion and ACTMonitor. With ACT Genomics’ strong product portfolio, we are tapping into a US$80 billion global cancer diagnostics market, according to our in-house research and analysis.

In addition, in March 2023, we formed a new scientific advisory board, with a diverse group of highly respected experts in precision oncology and genomics, to provide strategic input and guide the further development of our cancer genomics diagnostic platform. The scientific advisory board is led by Professor Tony S. K. Mok, a world-renowned expert in the application of precision medicine for advanced lung cancer. It also consists of Professor Pasi Jänne, a globally renowned translational thoracic medical oncologist at the Dana Farber Cancer Institute and professor of medicine at Harvard Medical School, Professor Pan-Chyr Yang, PhD, former president of Taiwan University and a pioneer and leader in pulmonary ultrasound diagnostics and therapeutics that have revolutionized the management of pulmonary diseases, including lung cancer, and Dr. Hua-Chien Chen, who has more than 20 years of experience in cancer biology, genomics and drug discovery.

With a diverse, talented and strong management team consisting of scientists, entrepreneurs and professionals, we have a strong capability and a proven track record in research and development, transforming technologies into commercial products and healthcare services that appeal to customers and effectively address their needs. Our success in CircleDNA and COVID-19 testing demonstrates our ability to execute and timely transform technologies into products and services to meet market needs. We also have a strong track record in strategic partnerships, such as with insurance companies, and acquisitions, such as DNAFit in 2018 (growth into the U.K. market), Oxsed (provision of rapid COVID-19 POCT kits which enabled us to operate rapid testing services in six U.K. airports including London Heathrow), and ACT Genomics (entry into precision oncology), identifying and maximizing synergies with targets with strong technological fit and cultural chemistry. This is an important aspect of our growth strategy in furthering our ambitions in precision oncology and genomics. We intend to further identify potential mergers and acquisitions opportunities that provide the right platform or advanced breakthrough technology to build upon our genomics and precision oncology business, and to further expand our geographic footprint.

Our Current Products and Services

CircleDNA. Our in-house developed consumer genetic testing product, CircleDNA, offers one of the most comprehensive DNA tests capitalizing on our in-house developed testing algorithm. Using the CircleDNA mobile application, our customers can access a wellspring of information about their genetic make-up and actionable recommendations at their fingertips. We present four types of product offerings that target our customers’ diverse needs including Vital, Family Planning, Health and Premium. CircleDNA Premium is a package that encompasses all services provided in the other three offerings. As of December 31, 2022, approximately 75% of our CircleDNA customers chose to purchase our Premium package since its launch. We believe CircleDNA Premium is preferred by our customers because of the comprehensive nature of the reports that the Premium package provides, which allows our customers to obtain better insight into their health status and ways to manage their health, despite its relatively higher price. Currently, we sell our CircleDNA test kits internationally, primarily via our product website, and ship to customers from more than 30 countries. Since the global launch of CircleDNA globally in November 2019, we had delivered more than 300,000 test kits (including DNAFit customers) as of December 31, 2022. Hong Kong accounts for approximately 30% of the sales of CircleDNA since its launch, while other geographies with notable historical shares of the sales of CircleDNA include Malaysia, Singapore and the United States.

Fundamentally, CircleDNA has the following key attributes:

•

Informative. CircleDNA Premium provides customers with over 500 reports across 20 categories covering disease risks, drug responses, family planning, diet, common health risks, personal traits and nutrition, among others. For example, our customers are able to learn about their unique dietary profile, the breakdown of which genetic variants were analyzed and detected in their DNA sample and how they were analyzed, and DNA-based advice broken down into simple and actionable recommendations. In addition, customers of CircleDNA Premium can receive two complimentary one-on-one tele-consultations with our genetics-trained health professionals.

•

Advanced. Our tests were validated by an external university genomic laboratory with a 99.9% analytical accuracy rate upon testing 452,172 pathogenic variants across 49 samples. In addition, WES technology conducts a comprehensive scan on all protein-coding genes, providing a sampling data volume of over 6GB with an average of 90 times sequencing depth. The technology enables us to extract 31 million DNA data points, representing approximately 45 to 50 times more data points than typical microarray-based genotyping tests. Samples are extracted in our own internationally accredited laboratory. After removing personally identifiable information, we and our designated third-party service providers conduct sequencing, the outputs from which are then used as inputs to our in-house developed algorithm to produce the CircleDNA reports.

•

Popular. We sell our CircleDNA test kits, primarily via our website, and ship to consumers from more than 30 countries. Since the global launch of CircleDNA in November 2019, we had delivered more than 300,000 test kits (including DNAFit customers) as of December 31, 2022. CircleDNA also reached broader audiences through a substantial amount of user-generated content on social media.

•	Well-received. CircleDNA received a rating of 4.5/5 at Trust Pilot, a popular online consumer review platform as of April 1, 2023.

ColoClear. ColoClear is the only non-invasive FIT-DNA colorectal cancer screening test approved by the NMPA. It is an algorithm-driven stool-based test, which utilizes a multi-target approach to detect DNA and hemoglobin biomarkers associated with colorectal cancer and precancerous adenoma. Its non-invasive nature provides convenience and a more comfortable testing experience than a colonoscopy for individuals who are unable or unwilling to undergo a colonoscopy. Before taking the test, our customers do not need to restrict their diets or prepare their bowels. Tests can be administered at hospitals, clinics or at one’s home. We launched ColoClear in Hong Kong in the second quarter of 2022 in collaboration with business-to-business distribution channel partners, such as pharmaceutical distributors.

ColoClear consists of (i) ColoClear IVD, (ii) a risk assessment algorithm, (iii) ColoClear sample collection kit and (iv) DNA extraction and purification technologies. Only ColoClear sample collection kit is directly used by end-users while the other three components are used solely in our laboratories. The ColoClear sample collection kit consists of a sampling case, a sampling spoon and a sampling rod, which are used to collect stool samples, and two sampling tubes to store the samples. The sampling process generally takes a few minutes. Only around five grams of sample is needed for the test, which eases the requirement for logistics. Our laboratories in Hong Kong are equipped to conduct testing services of ColoClear utilizing ColoClear IVD. Testing results turnaround time is expected to be within five business days upon our receipt of the samples.

In clinical trials, ColoClear’s sensitivity1 was 95.5%, with specificity2 of 87% and 64% for advanced adenomas. Through our licensing arrangement with New Horizon Health and NHH Hangzhou, we have exclusive rights to commercialize ColoClear in Hong Kong, Macau and the Philippines. We believe the growth potential for our colorectal screening service is promising. According to the Frost & Sullivan Report, the market size for early colorectal cancer screening services in Hong Kong and Southeast Asia is projected to reach US$285.9 million and US$2,787.7 million in 2030, respectively.3

Circle SnapShot. We launched Circle SnapShot in August 2022. Circle SnapShot is an off-the-shelf at-home blood test where individuals can get digital access to their own health information. It is designed to be an end-to-end user-friendly blood sample collection and result delivery system that analyzes blood markers across key areas of health concern, including food intolerance, food allergy, vitamin deficiency, sexual health, heart health, diabetes risk and men’s and women’s health. Our customers can self-administer the collection of their blood samples painlessly using a minimally invasive device. Samples collected are sent back to our accredited laboratory for processing. Following the delivery of results, we offer customers tele-consultations, which help them better understand the test results and make healthier lifestyle changes. Circle SnapShot is designed to complement regular or annual health checks and allow customers to regularly and more frequently monitor their health conditions without the need to visit a clinic or a test center.

[1]	Sensitivity rate measures how often a test correctly generates a positive result for people who have the condition that is being tested for.
[2]	Specificity rate measures a test’s ability to correctly generate a negative result for people who do not have the condition that is being tested for.
[3]	Market size data excludes the colonoscopy market.

Cancer Prevention, Diagnostics, and Recurrence Products. Through our acquisition of ACT Genomics in December 2022, we have added to our product portfolio a number a wide range of genomic profiling panels, tailored for different focuses and clinician needs, including:

The following panels that enable treatment selection:

•

ACTOnco, a comprehensive test that helps clinicians choose the optimal treatment for all major solid tumors, It is an integrated pathway-based analysis of 440 cancer-related genes, including drug sensitivity or resistance markets, and pharmacogenomic biomarkers. ACTOnco received FDA clearance in January 2023.

•	ACTDrug+, a screening test that checks for 40 cancer genes to map drug options and provide treatment strategy options. ACTDrug is suitable for breast, lung, colon cancers and other solid tumors.

•	ACTLung, a test focused on biomarkers associated with lung cancer for targeted therapy. It covers 13 lung cancer-related genes, including 8 fusion genes.

•

ACTFusion, a test which decodes 13 fusion genes and more than 350 transcripts to map drug options and provide clinicians with treatment strategy options. This test utilizes formalin-fixed paraffin-embedded (“FFPE”) tissues.

•

ACTCerebra, a genomic profiling service for all major solid tumors with brain metastases, and advanced, recurrent and metastatic cancer. Utilizing cerebrospinal fluid, it profiles 40 genes to map drug options and provide clinicians with treatment strategy options.

The following panels that enable disease monitoring:

•

ACTMonitor, a test that analyzes 50 forms of circulating tumor DNA in the bloodstream to provide real-time monitoring of drug resistance, early detection of cancer recurrence, and evaluation of treatment response.

For risk prediction:

•

ACT Risk, a screening of 67 cancer genes associated with 9 common hereditary cancers and 11 cancer syndromes. This test utilizes blood specimens and is aimed at providing those with a family history of cancer or early onset cancer with a way to evaluate and manage cancer risk.

Our Technology and Laboratory

Genetic Testing

Exome sequencing is a laboratory test designed to identify and analyze the sequence of all protein-coding nuclear genes in the genome. Approximately 95% of the exome can be sequenced with currently available techniques. Next-generation sequencing, or NGS, is a substantially parallel sequencing technology that offers ultra-high throughput, scalability, and speed. The technology is used to determine the order of nucleotides in entire genomes or targeted regions of DNA or RNA. NGS has revolutionized the biological sciences, allowing laboratories to perform a wide variety of applications and study biological systems at a level never before possible. WES is a comprehensive NGS method for analyzing the entire exome. This method allows variations in the protein-coding region of any gene to be identified, rather than in only a select few genes. Because most known mutations that cause disease occur in exons, WES is thought to be an efficient method to identify possible disease-causing mutations.

Our CircleDNA deploys WES technology, which conducts a comprehensive scan on all protein-coding genes and enables us to extract 31 million DNA data points, representing approximately 45 to 50 times more data points than typical microarray-based genotyping tests. Samples of all CircleDNA tests are extracted by our laboratory technicians. We and our designated third-party service providers conduct sequencing after removing all personally identifiable information from the samples. Once sequencing is completed, we use our in-house developed algorithm to decipher and interpret the results, thereafter generating reports for our customers.

At-Home Diagnostic Testing

Circle Snapshot utilizes an innovative blood collection device with a bespoke microneedles technology to collect capillary blood. The product is designed to allow users to collect blood samples anywhere and receive lab-analyzed results digitally with expert recommendations and health guides. It analyses blood markers across key areas of health concern, including food tolerance, food allergy, vitamin deficiency, sexual health, heart health, diabetes risk and men’s and women’s health.

Colorectal Cancer Screening

ColoClear utilizes the FIT-DNA technology and is a proprietary product of New Horizon Health and NHH Hangzhou. We have an exclusive license to commercialize ColoClear in Hong Kong, Macau and the Philippines pursuant to our collaboration agreement and supplemental agreement with New Horizon Health and NHH Hangzhou. Although colonoscopy is the “gold standard” for colorectal cancer diagnosis, it is a complicated process and presents a poor patient experience due to its invasive nature and difficult preparation process. In contrast, stool-based tests, comprising FOBT, FIT and FIT-DNA, are non-invasive, painless and convenient to administer. In particular, the FIT-DNA test is regarded as the best available non-invasive colorectal cancer screening technology, according to the Frost & Sullivan Report. With the FIT-DNA test, DNA extracted from stool can be assayed, thus providing gene signals of colorectal cancer and advanced adenoma. Users are not required to engage in dietary restrictions or bowel preparation and can conveniently collect samples at home. ColoClear utilizes a multi-target FIT-DNA analytics through detection of multiple DNA mutational markers, DNA methylation and hemoglobin, which effectively improves the sensitivity as compared to single-target analytics. New Horizon Health has completed a large-scale, prospective, multi-center, head-to-head registrational trial of ColoClear in China. A total of 5,881 subjects were enrolled in the trial among whom 4,758 are evaluable. The primary endpoints of the registrational trial were sensitivity and specificity for colorectal cancer. Sensitivity refers to the likelihood of a clinical test to correctly identify the individuals who truly have the disease, and a high sensitivity reduces the instances of false negative (i.e. individuals with the disease are tested negative by the test). Specificity refers to the likelihood of a clinical test to correctly identify the individuals who do not have the disease, and a high specificity reduces the instances of false positive (i.e. individuals without the disease are tested positive by the test). Upon completion of the trial, ColoClear demonstrated a sensitivity of 95.5% and an overall specificity of 87.1% out of 4,758 evaluable samples for colorectal cancer in the prospective registrational trial. More specifically, ColoClear achieved a sensitivity of 96.8%, 97.5%, 96.2%, 96.4% and 86.3% for Stage 1, Stage 2, Stage 3, Stage 4 and unknown stage colorectal cancer, respectively. ColoClear is designed to be a “rule-out” test that helps eliminate the possibility of colorectal cancer risk for the screening population. In the registrational trial, it demonstrated a negative prediction value of 99.6% for colorectal cancer, meaning that for any individual who is tested negative by ColoClear, the likelihood of the individual actually having colorectal cancer is only 0.4%. According to Frost & Sullivan, the size of the global addressable market for colorectal cancer early screening is projected to reach approximately US$93 billion by 2025, based on the estimation of the total target patient pool, average selling price and average dosing frequency.

In processing and analyzing ColoClear test samples, we use a lot of the same equipment and laboratories for extracting and analyzing samples of CircleDNA test. In addition, drawing on our strategic collaboration with New Horizon Health and NHH Hangzhou, our laboratory technicians have received and completed technical training from New Horizon Health and NHH Hangzhou to perform ColoClear tests in our laboratories.

Comprehensive Genomic Test Profiling for Targeted Therapy

Comprehensive genetic tissue profiling and targeted therapy for cancer patients involve identifying the specific genetic mutations or alterations that drive tumor growth and selecting therapies that target those mutations.

The technology behind our comprehensive genetic tissue profiling involves the following steps:

•	Tumor Sample Collection: A tumor tissue sample is collected from the cancer patient.

•	DNA/RNA Extraction: The DNA and/or RNA are extracted from the tumor sample.

•

Next-Generation Sequencing (NGS): NGS technology is used to sequence the DNA or RNA extracted from the tumor sample. NGS enables a simultaneous analysis of multiple genes, providing a comprehensive profile of the genetic alterations in the tumor.

•	Bioinformatics Analysis: The sequencing data is processed and analyzed using bioinformatics tools and algorithms to identify clinically relevant genetic mutations or alterations.

•	Report Generation: We generate a report that details the identified genetic mutations or alterations and provides information on potentially effective targeted therapies.

Targeted therapy involves using drugs that specifically target the genetic mutations or molecular pathways driving cancer growth. These therapies, which are designed to interfere with the function of the mutated genes or proteins, ultimately inhibit tumor growth and progression. The advantage of targeted therapy is that it can be more effective and cause fewer side effects than traditional chemotherapy, as it focuses on cancer cells while sparing healthy cells.

Some examples of targeted therapies include:

•

Tyrosine kinase inhibitors (TKIs): These drugs target specific tyrosine kinases involved in cancer cell signaling, growth and survival. Examples include imatinib (Gleevec) for chronic myeloid leukemia (CML) and gefitinib (Iressa) for non-small cell lung cancer (NSCLC) with EGFR mutations.

•

Monoclonal antibodies: These are laboratory-made molecules that can mimic the immune system’s ability to recognize and attack cancer cells. Examples include trastuzumab (Herceptin) for HER2-positive breast cancer and cetuximab (Erbitux) for colorectal cancer with EGFR mutations.

•

Immune checkpoint inhibitors: These drugs work by blocking immune checkpoints, which are proteins that normally help prevent the immune system from attacking healthy cells. By blocking these checkpoints, the immune system can recognize and attack cancer cells more effectively. Examples include pembrolizumab (Keytruda) and nivolumab (Opdivo) for various types of cancer with specific genetic alterations.

By combining comprehensive genetic tissue profiling with targeted therapy, we are personalizing cancer treatment and improving patient outcomes.

Digital Platforms

To make comprehensive test results more accessible to our customers, we have integrated aspects of digitization into all of our product offerings. For example, using our in-house developed CircleDNA mobile application, customers of CircleDNA can track their sample status, access a wellspring of information about their genetic make-up and actionable recommendations at their fingertips, and schedule complementary tele-consultations. In addition, customers of the Premium package are able to view over 500 reports across 20 categories on their personal computers or via the CircleDNA mobile application.

Laboratory Accreditation

We operate ten laboratories in Hong Kong, Japan, Taiwan and Thailand. Our laboratories are accredited by various organizations, including the Hong Kong Laboratory Accreditation Scheme, operated by the Hong Kong Accreditation Service, the Thailand Department of Medical Science, Ministry of Health, and the College of American Pathologists.

Research & Development

Our specialized in-house R&D teams and experienced scientific advisory board are the pillars underpinning our strong R&D and product innovation capability. In addition, we have acquired a strong R&D team from ACT Genomics through the ACT Acquisition.

As of April 28, 2023, we had 44 in-house R&D staff, 54 engineering developers, and approximately 30 product development staff. We have approximately 60 laboratory staff that conduct R&D activities from time to time. Our main priorities are to refine and upgrade existing products, source, develop and commercialize novel product innovations.

Our main research and development workstreams include a scientific & laboratory team, clinical & bioinformatician teams, an R&D team and an engineering & development team. Our scientific & laboratory team, led by Dr. Lawrence Tzang, our co-founder, chief scientific officer and laboratory director, is responsible for the research and development of lab protocols and development of testing technologies for commercial application, and has overall responsibility for lab operations. Our Clinical & Bioinformatician team, led by Dr. Senthil Sundaram, chief clinical officer, comprises clinical scientists, bioinformaticians and genetic counselors, and is charged with statistical analysis, development of in-house algorithms and computer modeling. ACT Genomics’ bioinformatics team, led by Dr. Shu-Jen Chen, the co-founder of ACT Genomics, is responsible for providing clinical and research sequencing in the laboratory-developed tests-registered and the college of American pathologists-accredited laboratory, developing in-house bioinformatics algorithms and models, and assembling database for clinical data interpretation. Dr. Hua-Chien Chen leads our R&D team, which is responsible for developing diagnostic and screening technologies for clinical use. Our engineering & development team, led by Dr. Peter Wong, the chief technology officer and interim chief information officer of ACT Genomics, is charged with the development of computer models, software, apps and the architecture of our IT infrastructure. Furthermore, Dr. Frank Ong, serves as our chief medical officer and leads up our cancer genomics initiatives and regulatory affairs.

Manufacture and Supply

We currently rely on third-party manufacturers for the production of our existing products. We do not have in-house manufacturing capability and do not plan to develop such capacity in the foreseeable future.

We mainly rely on a number of third-party suppliers, which we have qualified in accordance with our quality control system, to provide materials such as sterile swabs. We have strategically established partnerships with leading companies in China and the U.K. as our suppliers for genome sequencing service. All laboratories of our suppliers have received local regulatory certification, such as certification from the United Kingdom Accreditation Service (“UKAS”).

We continue to optimize the quality of our products by identifying reliable manufacturers, conducting quality assessments of components from our suppliers, and persistently re-assessing our manufacture and supply options for enhanced economies of scale and production scale-up. To control and reduce the risks related to our manufacturing, quality-testing, assembly and shipping of products, we have taken a diversification approach by selecting partnering manufacturers and suppliers located in different countries or regions. Nevertheless, any variation or termination of existing arrangements may still affect our ability to sell and distribute our products until we are able to find alternative suppliers. In addition, our suppliers could cease supplying materials and equipment at any time, or fail to provide us with sufficient quantities of materials or materials that meet our specifications. For risks related to our engagement with third-party suppliers, please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We rely on a limited number of suppliers for CircleDNA, ColoClear and ACTOnco and may not be able to find replacements or immediately transition to alternative suppliers, which could adversely affect our ability to meet customer demand.”

Sales and Marketing

For CircleDNA, we utilize a variety of marketing strategies to connect with potential customers and showcase the benefits of our direct-to-consumer genetic testing services. Our approach to consumer marketing includes the following tactics:

•

Online Advertising: We leverage digital advertising platforms like Google AdWords, Facebook Ads, and Instagram Ads to reach our target audience. These platforms enable us to target specific demographics, interests and behaviors, ensuring our advertisements reach the most relevant users.

•

Social Media Marketing: CircleDNA maintains a strong presence on social media platforms, including Facebook, Twitter, Instagram, and LinkedIn. We share engaging content, such as educational resources, customer testimonials and promotional offers to attract new customers and build brand awareness.

•

User-Generated Content: We encourage our customers to share their personal experiences with CircleDNA’s services on social media and other platforms. This user-generated content, including testimonials, reviews and social media posts, helps build trust and authenticity while showcasing the positive impact of our genetic testing services.

•

Content Marketing: Our team creates informative and engaging content in various formats, including blog articles, videos and infographics, to educate potential customers about CircleDNA’s services and the benefits of genetic testing. This content is shared on our website and through our social media channels.

•

Influencer Marketing: We collaborate with influencers, particularly those with a large following in the health and wellness sector, to help us reach a wider audience. Influencers share their personal experiences with our genetic testing services, promote CircleDNA, and offer exclusive discounts or promotional codes to their followers.

•

Email Marketing: CircleDNA uses email marketing campaigns to stay connected with existing customers and potential leads. We send newsletters, promotional offers and educational content to subscribers, encouraging them to take action and purchase our services.

•

Public Relations and Media Outreach: Our public relations team works diligently to secure media coverage for CircleDNA in news outlets, podcasts and magazines, helping to establish credibility and increase brand visibility.

•

Affiliate Marketing: We partner with affiliates who promote our services and earn a commission for each sale they generate. This helps us extend our reach and attract new customers through trusted recommendations.

•

Educational Events and Webinars: Hosting educational events and webinars allows us to showcase our expertise and build trust with potential customers. These events often cover topics related to genetics, health, and wellness and may include guest speakers, product demonstrations or interactive workshops.

•	Partnerships and Collaborations: CircleDNA collaborates with complementary businesses, healthcare providers and research institutions to expand our reach and offer additional value to our customers.

•	Promotions and Discounts: We regularly offer limited-time promotions, discounts and exclusive deals to incentivize potential customers to try our services and boost sales.

By employing a mix of these marketing strategies, CircleDNA has an email and social media database of more than one million people globally as of December 31, 2022 (including DNAFit customers). In summary, CircleDNA effectively reaches its target audience, builds brand awareness and drives sales, helping more people access the benefits of our genetic testing services.

For our clinical testing services, under ACT Genomics and ColoClear, we employ a combination of sales and marketing strategies to reach our target audience of healthcare professionals and promote our clinical tests and precision medicine solutions. Our approach includes the following tactics:

•

Direct Sales Force: Our specialized sales representatives and account managers engage with healthcare providers, hospitals, clinics and other potential clients to present the benefits of ACT Genomics’ diagnostic tests, precision medicine solutions and ColoClear. They address any concerns and close deals to expand our physician client base.

•

Educational Events and Conferences: We actively participate in genomic-focused industry events, conferences and seminars to showcase our products and services, network with potential clients, and stay updated on the latest trends and innovations in our field. These events often include presentations, panel discussions, workshops and product demonstrations.

•

Partnerships with Healthcare Providers: We establish collaborations with healthcare providers, medical institutions and research organizations to expand our reach and access new markets. Through these partnerships, we can offer our diagnostic tests and precision medicine solutions as part of a comprehensive healthcare package, enhancing the overall patient experience.

•

Content Marketing: Our team creates informative and engaging content in various formats, such as blog articles, whitepapers, videos and webinars, to educate potential clients about our services, the benefits of our diagnostic tests and advancements in precision medicine. We share this content on our website and through social media channels.

•

Public Relations and Media Outreach: Our public relations team works diligently to secure media coverage for ACT Genomics and ColoClear in news outlets, industry publications, podcasts and magazines, helping to establish credibility and increase brand visibility.

•

Customer Relationship Management (CRM): We utilize CRM tools to manage and analyze customer interactions, track sales leads, and improve customer satisfaction. These tools help us maintain strong relationships with our clients, identify new sales opportunities, and streamline our sales process.

By employing a combination of these sales and marketing strategies, we are able to effectively promote our clinical tests, precision medicine solutions and drives sales, ultimately contributing to better patient outcomes.

As of April 28, 2023, we had more than 50 employees focused on sales and marketing who are located in the Hong Kong, India, Taiwan, Thailand and South Africa.

Competition

In general, all of our consumer health and clinical testing products face competition from large and well-established players. However, a significant majority of these companies are focused in the U.S. market and will continue to focus on their market due to lack of understanding and awareness for the Asia and the U.K. markets. We believe we have a significant advantage by having experienced and proven management on the ground in each of the markets we operate in. Below provides a brief landscape in terms of the competitive environment.

Genetic Testing (CircleDNA)

The number of companies entering the genetic testing market continues to increase. We also face competition from other companies attempting to capitalize on the same, or similar, opportunities as we are, including from existing diagnostic, laboratory services and other companies entering the genetics market with new offerings and genetic interpretation services. Some of our current and potential competitors have longer operating histories, are better known brands and possess greater financial, technical, marketing and other resources than we do. These factors may allow our competitors to respond more quickly or efficiently than we can to new or emerging technologies. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies, which may allow them to build larger customer bases than we have. Our competitors may develop products or services that are similar to our products and services or that achieve greater market acceptance than our products and services. This could attract customers away from our services and reduce our market share in markets where we have been successful. We anticipate facing competition from companies such as 23andMe, Inc., myDNA Life Ltd., Ancestry.com LLC, MyHeritage Ltd., Futura Genetics, and Invitae Corporation. We believe our ability to compete successfully primarily depends on the following factors:

•	customer service and support efforts;

•	technical performance of genetic testing product;

•	timing of when regulatory approvals are obtained;

•	commercialization infrastructure;

•	pricing;

•	relationship with distribution partners; and

•	KOL endorsement.

Early Colorectal Cancer Screening (ColoClear)

The colorectal cancer screening market is competitive. As competition in this field intensifies, we believe it will be very important for enterprises to focus on developing cancer screening tools for high-incidence cancer types capitalizing on data accumulation and clinical trials. The ability to transform technology to commercial products is another vital key to success. It is also crucial for companies in this market to educate consumers on the benefits of early cancer screening and provide services with an easy user experience. We expect our competitors in the early colorectal cancer screening market would include Exact Sciences Corporation, Freenome Holdings, Inc., GRAIL, Inc., and Guardant Health Inc., among others. We believe our ability to compete successfully in this market would primarily depend on the following factors:

•	ability to continue developing cancer screening tools;

•	technology to detect and identify precancerous lesions;

•	academic, talent and funding base that supports the iteration of products and large-scale clinical research;

•	legal understanding of relevant regulations in place;

•	first-mover advantage in establishing a “gold standard” in the market; and

•	strong commercialization infrastructure to control cost, launch new products and educate consumers.

At-Home Health Test (Circle SnapShot)

At-home health test is experiencing an increasing demand in recent years fueled by a combination of technological advancement, increasing unwillingness to incur additional costs and time for frequent hospital visits, supportive reimbursement system, increasing penetration of telehealth services, favorable policies for disease prevention and greater interest from investors. Currently, companies that provide home use health tests are developing tests of greater variety and enhanced accuracy. Also, advanced data science technologies are employed to enhance accuracy of test results and provide more precise interpretation and analysis of test results. Given our focus on at-home blood tests that complement regular or annual health checks, we expect our competitors in the home use health test market would include EverlyWell, Inc., and LetsGetChecked, among others. We believe our ability to compete successfully in this market would primarily depend on the following factors:

•	breadth of tests offered;

•	test accuracy;

•	timeliness in delivery of test results;

•	user experience;

•	pricing; and

•	cost control.

Precision Oncology (ACTOnco, ACTDrug+, ACTLung, ACTFusion, ACTCerebra, ACTMonitor, ACTRisk)

Significant progress has been made in identifying biomarkers to match cancer patients with the appropriate treatment based on the precise molecular features of an individual patient’s tumor. This has led to an increasing demand for precision oncology as a tool to personalize therapy for cancer patients, maximize the effectiveness of treatments and minimize their side effects. In addition, the prospect of liquid biopsies for the detection of early-stage cancers has opened a new era in clinical oncology. As a result, more companies are offering and looking to offer services and products in precision oncology. Our main competitors are diagnostic companies with products and services to profile genes in cancers based on next-generation sequencing in either blood or tissue specimens. They include New Horizon Health, Exact Sciences Corporation, Personalis, Inc., Freenome Holdings, Inc., Foundation Medicine (Roche), GRAIL, Inc., and Guardant Health Inc., among others.

The cancer screening market in which we operate is rapidly evolving and highly competitive. In addition, it is subject to changes in the overall healthcare industry globally. Some of our existing and potential future competitors may have longer operating histories, larger customer bases, more expansive brand recognition and deeper market penetration, substantially greater financial, technological and research and development resources and selling and marketing capabilities, and more favorable terms from suppliers. We believe the following factors may affect our ability to compete successfully in the precision oncology market:

•	ability to continue developing cancer screening tools, especially a broader product portfolio;

•	effectiveness of marketing efforts to market our products across Asia and EMEA;

•	commercialization infrastructure and distribution networks for the promotion and sale of our products;

•	first-mover advantage in the market, especially in Asia market;

•	brand recognition in Asia and EMEA;

•	academic, talent and funding base that supports the iteration of products and large-scale clinical research;

•	receipt of regulatory approvals and timing thereof for our products; and

•	ability to carry out mergers and acquisitions in the precision oncology market, thereby bringing in cutting edge technologies, resources and opportunities.

For more information regarding the risks associated with competitions in our target markets, please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — The diagnostic testing market is highly competitive, and many of our competitors are larger, better established and have greater financial and other resources,” “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — The consumer genetic testing market is highly competitive, and many of our competitors are more established and have stronger marketing capabilities and greater financial resources, which presents a continuous threat to the success of our consumer genetic testing business,” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — The precision oncology market is highly competitive, and many of our competitors are more established and have stronger marketing capabilities and greater financial resources, which presents a continuous threat to the success of our precision oncology business.”

Intellectual Property

We regard our patents, trademarks, copyrights, domain names, know-how, trade secrets, and similar intellectual property, including our licenses to use and commercialize ColoClear, as critical to our success. We rely on patent, trademark, and copyright law and employment agreements with intellectual property assignment clauses, as well as confidentiality and non-compete employment terms with our employees and others to protect our intellectual property rights.

We rely on trademarks to build and maintain the integrity of our brand. As of December 31, 2022, we owned over 180 trademarks in China (including Hong Kong and Macau), the U.K., Malaysia, Singapore, the European Union and the U.S., among other jurisdictions.

We have implemented measures to protect and preserve our trade secrets and other proprietary rights by ensuring that we have confidentiality terms in place with our employees, manufacturers, suppliers and R&D collaborators. However, while we have implemented such measures, they can be breached, and we may not have adequate remedies for any such breach.

We may from time to time engage in litigation to protect our trade secrets or know-how, to defend against claims of infringement of the rights of others or to determine the scope and validity of the proprietary rights of others. Please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Intellectual Property and Legal Proceedings” for additional information regarding these and other risks related to our intellectual property rights.

Collaboration Agreement with New Horizon Health Limited and Hangzhou New Horizon Health Technology Co., Ltd.

On July 29, 2019, and subsequently on December 18, 2019, we entered into a collaboration agreement and a supplementary agreement with New Horizon Health and NHH Hangzhou (together, “NHH”) for an initial term of five years with an option to renew by mutual consent for up to five years, which we collectively refer to as New Horizon Agreement. Pursuant to the New Horizon Agreement, we have exclusive, non-assignable and non-transferrable rights to market, promote, sell, offer to sell and distribute, and to provide testing services using the products developed by NHH Hangzhou or its affiliates based on, derived from or otherwise in relation to the proprietary technology of ColoClear for diagnostic use for colorectal cancer and adenoma, which we collectively refer to as the ColoClear Product, and to obtain the applicable regulatory approval, if required, for the ColoClear Product (together, “NHH Licensed Rights”) in Hong Kong, Macau and the Philippines. Subject to the terms set forth in the New Horizon Agreement, we agree to purchase from NHH Hangzhou and NHH Hangzhou agrees to sell us the ColoClear Product at a specified purchase price upon the parties’ execution of purchase orders. We covenant that during the term of the New Horizon Agreement and for a period of two years after the expiration of the term, we will not on our own or in collaboration with any third parties conduct any business in any way that is similar to or otherwise competes with the services in relation to the ColoClear Product in the licensed territories.

Upon our written request, NHH Hangzhou will use its commercially reasonable efforts to (i) assist us in identifying necessary equipment and appropriate manufacturers for equipment purchase, with relevant costs and expenses incurred thereby borne by us, (ii) assist us in configuring our existing laboratory, with relevant costs and expenses incurred thereby borne by us, (iii) deliver to us training and instruction regarding shipping, handling, processing, storage, analysis, and clinical interpretation of samples and (iv) provide us technical support that may arise from time to time.

Any and all patents, copyrights, trademarks, inventions, know-how, designs, technologies algorithms and other intellectual property rights, developed or generated based on or in connection with the collaboration under the New Horizon Agreement (collectively, “New IPs”) jointly by NHH and us during the term of the New Horizon Agreement would be jointly owned by NHH Hangzhou and us. NHH Hangzhou has the right of first refusal to license such New IPs to any third parties. Any new IPs independently developed by a party to the New Horizon Agreement shall be owned by such party.

We share the gross margin generated in connection with the ColoClear Products and their related services within the licensed territories equally with New Horizon Health. Each of us and New Horizon Health bears 50% of the cost incurred by us in connection with application for the regulatory approvals, if any. Any cost in relation to the direct sales and marketing of the ColoClear Product in the licensed territories is equally borne by NHH and us. As of the date of this annual report, we have made payments in an aggregate amount of US$233,768.46 (based on the respective conversion ratio determined at the time such payments were made) under the New Horizon Agreement.

The New Horizon Agreement may be terminated (i) by mutual agreement in writing at any time, (ii) by each party with prior written notice to the other party, within the first year of the initial term of the New Horizon Agreement, (iii) by the other party unilaterally by written notice, if a party fails to make any payment fully and timely as required and such payment is still not fully made within a specified period after the date on which it becomes due and payable, (iv) by NHH unilaterally by written notice, if we commit any other material breach, other than that provided in (iii), and fail to cure such breach within a specified period after the delivery of a written notice of such breach, (v) by NHH unilaterally by written notice with respect to certain licensed territory, if we fail to obtain the applicable regulatory approvals for the ColoClear Product in such territory within two years after NHH Hangzhou’s grant of the NHH Licensed Rights, and a joint committee established pursuant to the New Horizon Agreement determines in good faith that the collaborations between the parties shall cease in such territory and (vi) by NHH unilaterally by written notice, if we file a petition related to bankruptcy or insolvency, and such petition is not dismissed within sixty days after the filing, or if we are a party to any dissolution or liquidation or make an assignment for the benefit of our creditors.

Government Regulations

Regulation of Consumer Genetic Testing and IVD devices

In Hong Kong, there are no specific laws or regulations that directly regulate the sales of consumer genetic testing and IVD devices, such as our CircleDNA. In the U.K., consumer genetic testing and IVD devices are regulated by the U.K. Medical Devices Regulations 2002 (“UK MDR 2002”). In addition, there are voluntary certifications in Hong Kong and the U.K. for laboratories where our samples are processed.

In Hong Kong and the U.K., there are certain laws and regulations relating to consumer protection, advertisements, data protection, codes of practice and standards, which may apply to our business.

Regulations relating to Consumer Protection and Advertising in Hong Kong

We make certain representations with respect to our products on various media, including the product itself, our website, social media (including through social media influencers), advertising billboards, advertising vehicles and broadcast media. The Trade Descriptions Ordinance (Cap. 362), as amended by the Trade Descriptions (Unfair Trade Practices) (Amendment) Ordinance 2012, (“TDO”), provides the overriding principle that all product descriptions must be true and not misleading and prohibits the application of a false trade description to any goods or to supply or offer to supply any goods to which a false trade description is applied. The TDO broadly applies to all goods, including our consumer genetic testing kits and IVD device. “Trade description” is broadly defined to cover indications, direct or indirect, and given by whatever means, of various matters with respect to goods or parts of goods, including quantity, composition and fitness for purpose, strength, performance, behavior and accuracy. The Customs and Excise Department is the principal enforcement agency of the TDO. The maximum penalty for non-compliance with the TDO on conviction is a fine of HK$500,000 and imprisonment for five years. The TDO also provides for a civil compliance-based mechanism as an alternative to initiating prosecution under which the Customs and Excise Department may, with the consent of the Secretary for Justice, accept a written undertaking from a trader believed to have engaged, be engaging, or be likely to engage in conduct that constitutes any of the prohibited practices to the discontinuation of the relevant conduct.

Advertisements on television or radio must comply with the Generic Code of Practice on Television Advertising Standards (“TV Code”) and the Radio Code of Practice on Advertising Standards (“Radio Code”). The general standard provided for by the TV Code and Radio Code is that advertising should be legal, clean, decent, honest and truthful. The TV Code also strictly controls the design and content of medical product advertisements, and prohibits impression of professional advice and support from medical professionals, appeals to fear or exploitation of credulity, encouragement of excess, and exaggerated claims using superlative or comparative adjectives such as “the most successful” or “quickest.” Complaints regarding advertisements in broadcasting should be made to the Communications Authority. Penalties for breach of the TV Code or the Radio Code are typically applied to broadcasters, rather than the product owner and include fines up to HK$200,000 for the first occasion a penalty is imposed, up to HK$500,000 for the second occasion, and up to HK$1,000,000 for any subsequent occasion. If we are at fault for these breaches, we may be required to assume the relevant liabilities by our contract with the broadcaster.

Regulations relating to Consumer Protection and Advertising in the U.K.

In the U.K., the main regulations for consumer protection and advertising are the Consumer Protection from Unfair Trading Regulations 2008 (“CPUT”), the Business Protection from Misleading Marketing Regulations 2008 (“BPRs”), U.K. Code of Non-broadcast Advertising and Direct & Promotional Marketing (“CAP Code”), the Audiovisual Media Services Regulations 2020, and broadcasting codes issued by the Office of Communications (“OfCom”) and the Broadcast Committee of Advertising Practice for television and radio advertising (“BCAP”) (together, the “OfCom and BCAP Codes”).

The CPUT prohibits commercial communications by a trader to a consumer which are misleading, by action or omission, where they cause or are likely to cause the average consumer to take a transactional decision they would not have taken otherwise. This includes communication in relation to the nature of the product and the main characteristics of a product.

The CAP Code sets out a self-regulatory system which is enforced by the Advertising Standards Authority (“ASA”). All the main trade and professional bodies representing advertisers, agencies, service suppliers and media owners are members of the Committee of Advertising Practice, and agree not to accept any advertising which contravenes the CAP Code. The CAP Code sets out certain key principles, including one that requires marketing communications to: (i) be legal, decent, honest and truthful; and (ii) be prepared with a sense of responsibility to consumers and society. In addition, marketing communications must not materially mislead, whether by omission, by hiding material information, or by presenting it in an unclear, unintelligible, ambiguous or untimely manner. Before distributing or submitting a marketing communication for publication, marketers must hold documentary evidence to prove claims that consumers are likely to regard as objective and that are capable of objective substantiation.

The OfCom and BCAP Codes set out the rules that govern advertisements on any radio station or any television channel licensed by Ofcom. The rules are also operated and enforced by the ASA. The overarching principles of the OfCom and BCAP Code are that advertisements should not mislead or cause serious or widespread offense, or harm, especially to children or to the vulnerable.

If an advertiser is found to breach the CPUT, the OfCom and BCAP Code or the CAP Code, the ASA may ask the advertiser to withdraw or change the relevant advertisement. ASA cannot award damages or costs, or issue fines. However, there are a few sanctions which the ASA can use to ensure compliance, including adverse publicity by publishing rulings, which may result in negative publicity in the media, and referral to National Trading Standards which can enforce the regulations by civil or criminal enforcement. Consumers have rights to take direct civil action in the case of misleading actions or aggressive practices that have led them to make a payment or a contract.

Parts of the CPUT and the CAP Code apply to content and influencer marketing. Under the CPUT, it is unlawful to falsely claim or create the impression that a trader is not acting for purposes relating to their trade, business, craft or profession, or to falsely represent itself as a consumer. Under the CAP Code, influencer advertising is lawful and permitted, provided that the advertising is obviously identifiable as such, and that the disclosure is made up front. If the influencer advertising breaches the CAP Codes, the ASA will uphold the complaint against the advertiser and the influencer and would typically require that the influencer gives undertakings to comply with the rules.

In addition, the advertising of medical devices to healthcare professionals (as opposed to the general public) is regulated by the Association of British Healthcare Industries Code (“ABHI Code”). While not binding on us, the ABHI Code sets out principles and guidelines on the accuracy and substantiation of product claims, including clinical data, lab data, post market experience, and consistency with the product’s intended purpose. Compliance with the ABHI Code is generally perceived to be good practice regardless of membership or otherwise of the ABHI, and promotes a positive reputation.

Regulations relating to Privacy and Data Protection

We collect, process and use personal data for our products and services and are subject to laws, rules and regulations relating to the privacy and security of directly or indirectly identifiable personal information (collectively, “Data Protection Laws”). Such Data Protection Laws address the collection, storage, sharing, use, disclosure, and protection of certain types of personal information, including genetic information, and frequently evolve in scope and enforcement. There can also be uncertainty, differing interpretations and contradictory requirements across the legal and regulatory landscape regarding privacy and security.

Data Protection in Hong Kong

In Hong Kong, the main data protection law is Personal Data (Privacy) Ordinance (Cap. 486) (“PDPO”). The PDPO is enforced by the Office of the Privacy Commissioner for Personal Data (“PCPD”). The PDPO does not have extraterritorial effect and applies to data users that control the collection, holding, processing or use of personal data in Hong Kong. Since the PDPO does not specifically govern the use of human genetic data, and there is no concept of “sensitive personal data,” we are subject to the general requirements under the PDPO including obligations that are set out under the following data protection principles:

•

First, personal data shall only be collected for a lawful purpose directly related to a function or activity of the data user and the data collected should be necessary and adequate but not excessive. The first principle also sets out the information a data user must give to a data subject when collecting personal data from that data subject.

•	Second, data users shall take all practicable steps to ensure that personal data is accurate and is not kept longer than is necessary for the fulfilment of the purpose for which the data is used.

•

Third, personal data should only be used for the purposes for which they were collected or a directly related purpose. A data user is required to obtain the prescribed consent of the data subject if the data user intends to use the personal data for purposes other than those for which the data were originally collected or for a directly related purpose.

•	Fourth, data users shall take all practicable steps to protect the personal data they hold against unauthorized or accidental access, processing, erasure, loss or use.

•	Fifth, data subjects have a right to request access to and correction of their own personal data.

•	A data user should give reasons when refusing a data subject’s request to access or correct of his/her personal data.

We obtain informed consent from our customers prior to obtaining their samples. In some situations, we may be required to share health data with authorities for public health purposes. Under section 60B of the PDPO, there is an exemption from the requirement to obtain prescribed consent to use the personal data collected, including health data, for purposes other than the original purpose if the use of the data is required or authorized by or under any laws or court order in Hong Kong. This would include requests properly made by the legal authorities under laws such as the Prevention and Control of Diseases Ordinance. The PDPO also provides an exemption for disclosing health data if the data user can show that obtaining express consent from the individual would likely cause serious harm to the health of the individual or others.

Breaches of the PDPO may lead to a variety of civil and criminal sanctions including fines and imprisonment. In the event of a breach, the PCPD may issue an enforcement notice requiring the data user to take remedial action. Failure to comply with an enforcement notice constitutes an offense, resulting in a maximum fine of HK$50,000 and up to two years’ imprisonment (plus a daily fine of HK$1,000 in the event the offense continues). Subsequent convictions can result in a maximum fine of HK$100,000 and imprisonment for up to two years, with a daily penalty of HK$2,000. There are certain offenses under the PDPO that carry more onerous penalties (e.g. a person committing an offence of disclosing personal data without consent from data users may be liable on conviction to a fine of up to HK$1 million and imprisonment for up to five years). In addition, data subjects have a right to bring proceedings in court to seek compensation for damage. The PCPD may also grant legal assistance to the aggrieved individual who intends to institute proceedings to seek compensation.

Data Protection in the U.K.

The main laws governing the collection, use and disclosure of personal data in the U.K. are the U.K. General Data Protection Regulation (“UK GDPR”) and the Data Protection Act 2018 (“DPA 2018”). In addition, the Privacy and Electronic Communications (EC Directive) Regulations 2003 (as amended) apply to our websites and communications with customers. The Information Commissioner of the U.K. regulates the foregoing data protection laws.

The UK GDPR applies to the processing of personal data. It broadly defines “processing,” which includes the collection, recording, use, storage, disclosure and destruction of any test results (and associated personal data) by our services, laboratories, websites and applications. The UK GDPR has broad territorial reach and applies to the processing of personal data (i) in the context of the activities of an establishment of a controller or processor in the U.K., regardless of whether the processing takes place in the U.K. or not or (ii) to the processing of personal data of data subjects who are in the U.K. by a controller or processor not established in the U.K., where the processing activities are related to the offering of goods or services or the monitoring of their behaviors.

The UK GDPR contains extensive obligations on controllers and processors of personal data which we are subject to as both controller and processor. As a controller, we are required to process personal data in accordance with the data protection principles set out in Article 5 of the UK GDPR. These include ensuring that personal data is (i) processed lawfully, fairly and transparently, (ii) processed for the specified, explicit and legitimate purpose and not further processed in a manner that is incompatible with those purposes, (iii) adequate, relevant and limited to what is necessary in relation to the purposes for which they are processed, (iv) accurate and kept up to date, (v) kept in a form which permits identification of individuals for no longer than is necessary for the purposes for which data is processed, and (vi) kept secure and protected against “unauthorized or unlawful processing and accidental loss, destruction or damage.” We are also required to implement accountability measures (including carrying out data protection impact assessments, audits, implementing and maintaining policies, staff training, keeping records of processing activity, and appointing a data protection officer) and technical and organizational measures to ensure privacy by design and by default. In the event of a breach of personal data, we are required to notify the Information Commissioner’s Office without undue delay and notify affected data subjects of the personal data breach (where the breach is likely to result in a high risk to their rights and freedom). The UK GDPR also grants individuals rights to information, and to access, rectify, restrict, port, erase and object to the processing of their personal data. Under the UK GDPR, there are obligations with respect to the transfer of personal data to third countries, depending on whether such countries provide adequate protection for individuals’ rights and freedom in relation to their personal data.

“Genetic data” and “data concerning health” constitute a “special category of data” under UK GDPR and the DPA 2018 and are subject to rules which provide it with more protection given its sensitive nature. In order to lawfully process special category data, a controller must identify both a lawful basis under Article 6 of the UK GDPR and a separate condition under Article 9 of the UK GDPR. In addition, under the Human Tissue Act 2004, it is a criminal offense if a person has any bodily material intending that any human DNA in the material be analyzed without qualifying consent unless an exception applies.

The Information Commissioner can impose significant administrative fines on both data controllers and data processors. Fines may be imposed instead of, or in addition to, measures that may be ordered by the Information Commissioner. They may be imposed for a wide range of contraventions, including purely procedural infringements. Administrative fines are discretionary rather than mandatory. They can only be imposed on a case by case basis and must be “effective, proportionate and dissuasive.” There are two tiers of administrative fines. Some contraventions may be subject to administrative fines of up to GBP8.7 million or, in the case of undertakings, 2% of global turnover, whichever is the higher. Other contraventions may be subject to administrative fines of up to GBP17.5 million or, in the case of undertakings, 4% of global turnover, whichever is the higher.

Data Protection in the U.S.

Unlike the UK GDPR, there is no U.S. Federal law applicable to all industry sectors governing the collection, use and disclosure of personal data. Comprehensive data protection laws are regularly introduced in the U.S. Congress, but none have been adopted. At the U.S. Federal level, broad regulation of the collection, use, and disclosure of genetic information and personal information relating to health is limited to providers of healthcare and medical services (and their sub-processors) that are covered by government or commercial insurance programs. In addition, Federal law prohibits the use of genetic information in making employment-related decisions or for insurance underwriting purposes.

Because they are generally outside of the healthcare provider environment, the collection, use and disclosure of personal data by DTC genetic and other health-related or medical tests is regulated only at the state level. These laws are not uniform and they vary in significant ways, resulting in a “patchwork” of different compliance obligations, enforcement mechanisms, and penalties for violations.

Several states have adopted laws to protect genetic information collected by direct-to-consumer testing services. These laws, which vary by state, generally require full disclosure of the company’s security protections, purposes for collection, and marketing and retention practices. They also require express consent to perform the test and disclose the results to third parties, and a process to withdraw consent. Violations may lead to civil fines and even criminal penalties and some states enable consumers to bring a private lawsuit to enforce these protections.

All states require notification to affected individuals of a breach of the specific types of personal information set out in each state’s law. However, many of these laws do not cover a breach of genetic or any other type of health-related information. Some states, but not all, also require notification of a data breach to the state’s attorney general. State breach notification laws are enforced by the states’ attorneys general and, in some states, consumers have a private right of action.

A number of states require a private company to maintain reasonable safeguards to protect unencrypted, computerized personal information of state residents, including health-related information, against access or acquisition by an unauthorized person. However, only a few states provide guidance as to what security measures are needed to meet the standard of reasonableness.

Three states have adopted data protection laws that have much broader protection and cover all types of personal data that can identify or reasonably be linked to a natural person. Similar laws are under active consideration in other states. These privacy laws have some features that are similar to the protection of personal data in the U.K. GDPR. One such privacy law is currently in effect in California and, in 2023, an expanded law will go into effect in California. In 2023, new privacy laws will become effective in Colorado and Virginia. Each of these privacy laws will treat genetic data as “sensitive” information subject to additional restrictions including, for example, (i) collection only with informed consent, (ii) use only for specified and limited purposes, and (iii) transparency about disclosure to third parties and retention.

Concern is high and increasing among U.S. Federal and state lawmakers and regulators about protecting the security of personal data and prohibiting its undisclosed commercialization or other uses not known to or approved by the individual. We anticipate that government regulation and public expectations for personal data protection, particularly for sensitive genetic and health-related data, will become more demanding over time and require us to stay abreast of new legal developments. In addition to meeting our compliance obligations, we recognize that the perception of personal data concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition, and results of operations.

Regulations and Certifications for Laboratories in Hong Kong

In Hong Kong, there is no mandatory regulatory requirement on the certification or accreditation of a medical laboratory. The Hong Kong Accreditation Service (“HKAS”) provides accreditation for laboratories located in Hong Kong through the Hong Kong Laboratory Accreditation Scheme (“HOKLAS”), a voluntary accreditation scheme launched in 1985.

Accreditation is recognition of the capability of a laboratory to perform specific activities. Accreditation of laboratories in Hong Kong is voluntary and HOKLAS accreditation is based on the requirements of ISO 15189 “Medical laboratories — Requirements for quality and competence” standards, and involves a series of stringent on-site inspections by a team of independent specialist assessors. The assessors’ findings and reports are evaluated by the Accreditation Advisory Board which makes recommendations in respect of a laboratory’s fitness to be accredited. The inspections cover the management and technical capabilities of the laboratory, and involve inspection of policies, procedures, records, internal quality management system and calibration of laboratory equipment. Organizations accredited under HOKLAS are required to have their testing and measuring equipment regularly calibrated by a competent calibration organization to establish metrological traceability to the International System of Units. HKAS is a member of the International Accreditation Forum, International Laboratory Accreditation Cooperation and Asia Pacific Accreditation Cooperation. HKAS is also a signatory to the multilateral mutual recognition arrangements of these co-operations. Altogether under these arrangements, HKAS has 106 mutual recognition arrangement partners in 105 economies.

Medical laboratory technologists are regulated under the Cap. 359 Supplementary Medical Professions Ordinance (“SMPO”) and defined to include personnel trained in the practice of processing clinical or medical specimens for the sole purpose of making and reporting on analysis or examination in vitro (the “Profession”). All practicing medical laboratory technologists are required to be registered with the Medical Laboratory Technologists Board (“MLT Board”) under the Department of Health and are required to have a practicing certificate in force. All registered medical laboratory technologists shall comply with the Code of Practice issued by the MLT Board. There must be a Part I registered medical technologist on the Board of Directors of a medical laboratory carrying on the Profession. The laboratory director takes the overall responsibility of the operation of the laboratory, and has to be a qualified pathologist (as advised by the Hong Kong College of Pathologists) or a biomedical scientist satisfying certain specified education and experience requirements. Only Part I registered medical technologists may work independently in a medical laboratory. Medical laboratory technologists registered in Part II and III of the register may only practice under supervision.

Our laboratory has participated in the voluntary HOKLAS accreditation and is an ISO 15189 accredited medical laboratory providing accredited medical genetics test. Our laboratory is subject to regular and periodic inspections by HKAS. Failure to comply with HOKLAS requirements may result in a removal of our accreditation.

Regulations and Certification for Laboratories in the U.K.

In the U.K., laboratories are regulated under the Good Laboratory Practice Regulations 1999 (“GLPR 1999”). The key regulatory body is the U.K. GLP Monitoring Authority (“UK GLPMA”). In accordance with the GLPR 1999, a “regulatory study” should not be conducted at a test facility unless the operator is a member of the U.K. GLP Compliance Programme. Membership is therefore compulsory for entities carrying out these studies. The term “regulatory study” means a non-clinical experiment or set of experiments in a number of scenarios. Our laboratories are not involved in any “regulatory study,” which means that, in our case, membership of clinical laboratories with the UK GLPMA is voluntary.

The UKAS provides accreditation for laboratories located in the U.K. through their accreditation scheme. UKAS is the sole national accreditation body for the U.K. and is appointed by the government as the national accreditation body to assess laboratories against internationally agreed standards. Accreditation of laboratories in the U.K. is voluntary and UKAS accreditation is based on the requirements of ISO 15189 “Medical laboratories — Requirements for quality and competence” standards, and involves a series of stringent on-site inspections by UKAS-approved pathologists and scientists. The inspections cover the management and technical capabilities of the laboratory, and involve inspection of policies, procedures, records, internal quality control and external quality assurance programs, and verification and validation of laboratory equipment. UKAS’ involvement in international groups, such as European Accreditation, International Accreditation Forum and International Laboratory Accreditation Cooperation, provides for international recognition of accredited laboratories.

We use third-party laboratories that are UKAS accredited to either ISO 15189 or ISO 17025. Our U.K. laboratory is also participating in a voluntary UKAS accreditation process to become an ISO15189- and ISO 22870-accredited medical laboratory providing accredited COVID-19 testing, both in a lab setting and a POC setting. While we have not attained UKAS accreditation yet, we are currently allowed to provide COVID-19 tests pursuant to the program of UKAS and the Department for Health and Social Care (“DHSC”) for COVID-19 testing providers. Under this program, providers who are a UKAS applicant for ISO 15189 or ISO 17025 may self-declare that their service meets minimum requirements for test providers. UKAS will assess the self-declaration form to ensure the requirements are met and recommend that the provider be added to DHSC’s list of providers. This enables a provider to continue providing services, while working towards full UKAS accreditation. Even after obtaining full UKAS accreditation, our laboratory is expected to be subject to regular and periodic inspections by UKAS. Laboratories are assessed every two years and have to renew their registrations every year, confirming that they are continuing to operate in compliance with required standards. Failure to comply with UKAS requirements may result in a removal of our accreditation.

The doctors and scientists who work in our laboratory are registered with the General Medical Council (“GMC”) and the Health and Care Professions Council (“HCPC”). Medical and lab staff are subject to GMC and HCPC codes and licensing as part of their professional qualifications and certifications. The registration status of individual professionals is available on the websites of GMC and HCPC.

Regulations and Approval Process for the Marketing and Sale of IVD Devices in Hong Kong

There is no legislation directly regulating the manufacture, import, export, sale and use of medical devices or IVD devices in Hong Kong. However, there is a voluntary registration system administered by the Medical Device Administrative Control System (“MDACS”). The Medical Device Division (“MDD”), operating under the Department of Health, is responsible for implementing and administering the MDACS.

Registration under the MDACS provides assurance that the medical device conforms to accepted standards of safety and performance. In order for a device to be listed, the manufacturer of its designated local responsible person (“LRP”) must complete an application form together with supporting documents and labelling samples demonstrating conformity with the essential principles of safety and performance of medical devices. Supporting documents required include proof of marketing authorization from a recognized jurisdiction, proof of quality management system (e.g. ISO 13485), proof of risk management system (e.g. ISO 14971), test reports of the device’s chemical, physical and biological properties, and a performance evaluation report including evaluation of analytical performance and clinical performance to establish that the IVD device achieves its intended purpose. Upon approval of the application, the device is assigned a Hong Kong medical device number and listed in the MDD’s database.

In addition to fulfilling the application, a manufacturer or LRP who has listed its device must comply with various post-market obligations, including reporting and investigation of adverse events. Under the adverse event reporting system, if a reportable adverse event concerning a listed device happens in Hong Kong, it must be reported by the LRP to the MDD. The responsibility for investigating the event falls on the LRP. Upon completing the investigation, the LRP must submit to the MDD a report detailing its findings and recommendations. Although the current regulatory regime in Hong Kong is voluntary, the Hong Kong government has indicated that the MDACS was set up to facilitate transition to long-term statutory control pending enactment of legislation.

Regulations and approvals for the marketing and sales of IVD devices in the U.K.

The U.K. exited the European Union on January 31, 2020. The transition period in the Withdrawal Agreement ended on December 31, 2020. With effect from January 1, 2021, the Directive 98/79/EC, or EU IVDD, which is still in force in the European Union, was retained in U.K. law. While the EU IVDD will be replaced by Regulation (EU) 2017/746 (“EU IVDR”) in the European Union from May 26, 2022, the U.K. regulatory regime remains aligned with the EU IVDD, although this is likely to change by July 2023. Consultation processes are currently underway in the U.K. for purposes of updating the medical device regulatory regime in the U.K.

IVD devices are currently regulated in the U.K. by UK MDR 2002, which implements the EU IVDD into U.K. law. The UK MDR 2002 read with the EU IVDD sets out the essential safety, health, design and manufacturing requirements that an IVD device must meet. For professional-use IVD devices, the manufacturer must ensure that the devices meet essential safety requirements and maintain technical documentation to prove compliance before self-declaring conformity to the EU IVDD and placing a CE-IVD on the device. For home-use IVD devices, the manufacturer must also engage a third-party assessment body to examine the device and certain accompanying information, and is only permitted to sell the device after the assessment body issues a certificate of compliance. By affixing the CE-IVD marking to an IVD device, a manufacturer declares that the product meets all the legal requirements for CE marking and can be sold throughout the European Economic Area, subject to national laws on registration. The U.K. will continue to recognize CE marking on IVD devices placed on the Great Britain market until June 30, 2023, thereafter, the U.K. Conformity Assessed marking will be required. Likewise, certificates issued by European Union-recognized notified bodies will continue to be valid for the Great Britain market until June 30, 2023. By contrast, since January 1, 2021, U.K. based approved bodies are no longer recognized in the European Union.

Since January 1, 2021, the U.K. has established a new route for IVD device manufacturers wishing to place a device on the U.K. market by registering with the MHRA. Under the MHRA requirements, IVD devices must meet essential requirements according to Part IV UK MDR 2002 Annex I and be registered with the MHRA. General IVD devices must be registered with the MHRA January 1, 2022, while self-test IVD devices had to be registered with the MHRA by September 1, 2021. For general IVD devices, a manufacturer self-certifies its compliance. For self-test IVD devices, a manufacturer must lodge an application with a U.K. approved body for examination of the device. Once approval is obtained, the device may be affixed with the U.K. Conformity Assessed marking and placed on the U.K. market. Any manufacturer based outside the U.K. will also have to appoint a U.K. responsible person who will take responsibility for the product in the U.K.

Any manufacturer based outside the U.K. will also have to appoint a U.K. responsible person who will take responsibility for the device in the U.K., including responding to MHRA and post-market surveillance of the device. The U.K. responsible person will also need to work with the manufacturer and the MHRA to implement systems, including reporting to the MHRA malfunctions or deteriorations in a device, inadequacies in labelling or instructions for use that might lead to or have led to a serious health effect in a user, and any technical or medical reasons for a systematic recall of the device. The responsible person and the manufacturer are also required to carry out necessary corrective and preventive action as a result of any complaints or safety issues.

Generally, from a European Union perspective, the EU IVDD is a European Union directive, and is not automatically implemented into national laws of each European Union Member State. In May 2022, EU IVDR will come into force in the European Union, and will be directly applicable in every European Union Member State. Under the EU IVDR, all IVD devices, whether for home use or professional use, will have to undergo third-party assessment.

Regulations and approvals for the marketing and sales of IVD devices in the U.S.

In the U.S., IVD devices are regulated extensively by the FDA in accordance with the Federal Food, Drug, and Cosmetic Act and its implementing regulations (“FDCA”). IVD devices are subject to pre-market and post-market controls to assure their safety and effectiveness.

The FDA regulates the development, testing, manufacturing, safety, efficacy, labeling, packaging, storage, recordkeeping, pre-market clearance or approval, import, export, adverse event reporting, marketing and distribution of medical devices in the U.S. to ensure that medical devices distributed domestically are safe and effective for their intended uses and meet the requirements of the FDCA. Failure to comply with applicable requirements may subject a device and/or its manufacturer to a variety of administrative sanctions, such as FDA refusal to approve pending pre-market applications, issuance of Warning Letters and Untitled Letters, issuance of FDA Form 483 inspectional observations, mandatory product recalls, import detentions, civil monetary penalties, and/or judicial sanctions, such as product seizures, injunctions and criminal prosecution. If any of these events were to occur to us, it could have a negative impact on our business, financial condition and operations.

The FDA extensively regulates the advertising and promotion of medical devices to ensure that the claims made are consistent with the applicable regulatory clearances and approvals, that there are adequate and reasonable data to substantiate the claims made, and that promotional labeling and advertising is neither false nor misleading in any respect. If the FDA determines that any of our advertising or promotional claims are misleading, not substantiated or not permissible, we may be subject to enforcement actions, and we may be required to revise our promotional claims and make other corrections or restitutions.

The FDA extensively regulates medical devices and requires extensive information for many medical devices prior to marketing.

The FDA’s premarket controls over medical devices involve approval or clearance via a 510(k) pre-market submission (“510(k) Submission”), De Novo classification request (“De Novo Request”), or a pre-market approval (“PMA”), unless an exemption applies. During public emergencies, when the Department of Health and Human Services (“HHS”) Secretary declares that an emergency use authorization is appropriate, the FDA Commissioner may also grant EUAs for therapeutic products including medical devices and IVDs.

A 510(k) Submission requires a demonstration that the device to be marketed is at least as safe and effective as, that is, substantially equivalent to, a legally marketed predicate device. A 510(k) Submission does not generally require clinical data. The 510(k) Submission generally takes from three to nine months from the date the application is accepted for review but can take longer.

A De Novo Request provides a pathway to classify novel medical devices for which there is no legally marketed predicate device. To obtain marketing authorization, an applicant must show that the device is low to moderate risk, such that it can be reclassified as a Class I or Class II medical device. The De Novo Request usually requires more testing data than a 510(k) Submission, and often requires clinical data to support a finding by the FDA. The average review time for a De Novo Request is 9 to 12 months but can take longer.

A PMA is generally required for a Class III medical device, and requires an applicant to provide clinical and laboratory data that establishes that the new medical device is safe and effective. The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA application constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use. PMA applications generally require extensive data, including technical, preclinical, clinical and manufacturing data, to demonstrate to the FDA’s satisfaction with the safety and effectiveness of the device. In addition, the FDA will conduct an inspection of the manufacturing facility or facilities to ensure compliance with Quality System Regulations (21 CFR Part 820), which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures. If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, then the FDA will either issue an approval letter or an approvable letter, which usually contains a number of conditions that must be met in order to secure the final approval of the PMA. Once granted, PMA approval may be withdrawn by the FDA in certain exceptional circumstances such as if compliance with post- approval requirements, conditions of approval or other regulatory standards is not maintained or FDA identifies safety or efficacy problems are identified following initial marketing. The average review time for a PMA application is approximately one to two years but can take longer.

An EUA allows the use of unapproved medical devices to be used during a public emergency to diagnose, treat, or prevent serious or life-threatening diseases or conditions when the following statutory criteria have been met: (i) a serious or life-threatening condition exists that has been recognized as an emergency by the U.S. government; (ii) there is supporting evidence of effectiveness of the medical devices; (iii) a risk-benefit analysis shows that the benefits of the device outweigh the risks; and (iv) no other alternatives exist for diagnosing, preventing or treating the disease or condition. Evidence of effectiveness includes medical devices that “may be effective” to prevent, diagnose, or treat the disease or condition identified in a declaration of emergency issued by the Secretary of HHS. The FDA assesses the potential effectiveness of a possible EUA product on a case-by-case basis using a risk-benefit analysis. In determining whether the known and potential benefits of the product outweigh the known and potential risks, the FDA examines the totality of the scientific evidence to make an overall risk-benefit determination. Such evidence, which could arise from a variety of sources, may include (but is not limited to) results of domestic and foreign clinical trials, in vivo efficacy data from animal models, and in vitro data. The FDA will also assess, the quality and quantity of the available evidence.

Once granted, an EUA will remain in effect and generally terminate on the earlier of (i) the determination by the Secretary of HHS that the public health emergency has ceased or (ii) a change in the approval status of the product such that the authorized use(s) of the product are no longer unapproved. After the EUA is no longer valid, the product is no longer considered to be legally marketed and one of the FDA’s non-emergency pre-market pathways would be necessary to resume or continue distribution of the device. The FDA also may revise or revoke an EUA if the circumstances justifying its issuance no longer exist, the criteria for its issuance are no longer met, or other circumstances make a revision or revocation appropriate to protect public health or safety.

On January 31, 2020, the Secretary of HHS issued a declaration of a public health emergency related to COVID-19 and on February 4, 2020, the HHS determined that COVID-19 represents a public health emergency that has a significant potential to affect national security or the health and security of U.S. citizens living abroad. On March 24, 2020, the HHS declared that circumstances exist to justify EUA for medical devices, including alternative products used as medical devices, during the COVID-19 pandemic, subject to the terms of any authorization as issued by the FDA. On February 29, 2020, the FDA issued a guidance with policy specific to development of IVD tests during the COVID-19 public health emergency. This guidance was updated on March 16, 2020, May 4, 2020, and May 11, 2020. The FDA may revise or withdraw this guidance in the future. We intend to obtain FDA EUA approval under this guidance, and are in the process of carrying out and preparing for usability studies and clinical trials in the U.S., the U.K. and Hong Kong to support the EUA submission. If the data gathered to support the EUA does not produce the needed results, we will be unable to obtain EUA authorization from the FDA, which could harm our growth potential. Furthermore, we could incur substantial costs and take additional time in order to gather such data to support approval, which could affect our business, financial condition, and operations. Additionally, even if we are granted EUA authorization, it may include significant limitations on the indicated uses of the product, which may limit the market for the product.

All manufacturing and distribution operations for medical devices sold in the U.S. are subject to the FDA’s Quality System Regulation (“QSR”) standards. As such, if we obtain approval or clearance from the FDA for a medical device, we will be subject to continual review and inspections to assess compliance with the QSR standards and adherence to commitments made in any 510(k) or PMA application. Manufacturers of medical device products often encounter difficulties in production, including difficulties with production costs and yields, quality control, quality assurance testing, shortages of qualified personnel, as well as compliance with strictly enforced FDA requirements, other federal and state regulatory requirements, and foreign regulations, to the extent applicable. Failure by us to manufacture products in compliance with the QSR standards, or if our manufacturing facility suffers disruptions, supply chain issues, machine failures, slowdowns or disrepair, then we may not be able to fulfil customer demand and our business would be harmed.

After receiving approval for marketing IVD devices, the FDA may require post-market surveillance for Class II and Class III medical devices when deemed by the FDA to be necessary to protect public health or to provide additional safety and effectiveness data for the device. The FDA can also order post-market surveillance as a response to adverse event reports, to assess safety and effectiveness of devices that have undergone limited pre-market testing, or to obtain more information on device performance.

Medical device recalls are usually conducted voluntarily by a manufacturer. Manufacturers and importers are required to make a report to the FDA detailing any correction or removal of a medical device(s) if the correction or removal was initiated to reduce a risk to health posed by the device or to remedy a violation of legislation caused by the device which may present a risk to health. Where the manufacturer or importer fails to voluntarily recall a device that is a risk to health, the FDA may issue a recall order to the manufacturer. If the FDA were to ever issue a recall regarding our products, this could have a negative impact on our business, financial condition and operations.

Regulations and approvals for the marketing and sales of IVD devices in other countries

When marketing and selling our IVD devices in other countries, we are subject to foreign regulatory requirements which vary by jurisdiction, and may involve additional registrations, restrictions and clinical or validation studies. Some countries recognize CE-IVD, declaration of conformity, and/or the FDA 510(k), PMA or EUA to support an application. For example, in Indonesia, IVD devices need to be registered with the Indonesian Ministry of Health. A CE certificate and declaration of conformity may be used to support the application. In Malaysia, IVD devices are regulated by the Medical Device Authority under the Medical Device Act 2012 (Act 737). However, COVID-19 test kits are exempt from registration through the Medical Devices (Exemption) Order 2016. An importer or supplier is only required to notify the Medical Device Authority to obtain permission to import or supply COVID-19 test kits for professional use. In Thailand, our IVD device may be considered for special access registration for COVID-19 testing. This involves a submission to the Thai Food and Drug Administration and a submission of 100 sample tests to the National Institute of Health of Thailand for local performance validation tests. The process is expected to take approximately 30 working days.

C. Organizational Structure

The following diagram depicts a simplified organizational structure of the Company as of the date of this annual report.

D. Property, Plants and Equipment

Our headquarters is located in Hong Kong. We have leased office space in Hong Kong, the U.K. and South Africa, among others. For our Hong Kong headquarters, we have leased office space totaling approximately 12,000 square feet. Our corporate head office space is used for management, sales and marketing, in-house R&D coordination, technology support, and general administrative activities. In addition, we operate 10 laboratories in Hong Kong, Taiwan, Japan and Thailand. Our laboratories are accredited by various organizations, including the Hong Kong Laboratory Accreditation Scheme, operated by the Hong Kong Accreditation Service, the Thailand Department of Medical Science, Ministry of Health, and the College of American Pathologists.

We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans as needed.

ITEM 4.A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of many factors, including those factors set forth in the sections titled “Item 3. Key Information – D. Risk Factors” and “Forward-Looking Statements.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A. Operating Results

Overview

We are an innovative genomics and precision oncology company that has devised an innovative strategy to integrate early detection for cancer, targeted therapy and direct-to-consumer genetic testing services into one comprehensive platform. Our mission is to revolutionize healthcare by integrating consumer health and genetics, and breaking through technology for early cancer detection, targeted treatments and genetic risk identification. By offering a broad range of genomic testing services, we are well-positioned to serve both the consumer health and clinical testing markets.

Our current offerings include consumer genetic testing, early colorectal cancer screening, cancer prevention, monitoring and treatment, COVID-19 testing, and rapid point of care and at-home diagnostic testing. We have been offering CircleDNA, our in-house developed consumer genetic testing service globally since November 2019 and have delivered more than 300,000 (including DNAFit) test kits to consumers as of December 31, 2022. In June 2022, we launched ColoClear, a non-invasive stool DNA test for the early detection of colorectal cancer. In October 2022, we launched Circle Snapshot, an off-the-shelf at-home blood test through which individuals can get digital access to their own health information. In December 2022, we acquired ACT Genomics Holdings Company Limited, an Asia-based genomics company specializing in precision oncology, thereby furthering our ambitions in precision oncology.

Key Factors Affecting Results of Operations

Our results of operations are affected by the following company-specific factors.

Ability to Grow Existing Revenue Streams

The future commercial success of our existing diagnostic and preventive products and services is dependent on our ability to broaden our customer base across the Hong Kong and the U.K. markets and expand our presence in other markets in Asia and EMEA. We believe there is substantial market opportunity for our diagnostic and genetic testing products from all customer channels in these new markets given the substantial aggregate market size and the rising awareness of the importance of health diagnosis and prevention. We intend to leverage our success and brand recognition in our existing markets to expand our regional and global presence in terms of both of our diagnostic and preventive products and services. To support our geographical expansion, we will need to hire more qualified personnel such as local researchers and consultants, as well as develop an effective sales and marketing strategy alongside building our customer support team.

Ability to Develop and Grow Future Revenue Streams

A key part of our growth strategy is to expand the suite of our commercially available tests to include other diseases, ailments and general health markers, which we expect will support our growth and continue to enhance the strengths and value of our platform. We officially launched ColoClear, a non-invasive stool DNA test for the early detection of colorectal cancer in June 2022, and launched Circle SnapShot, an at-home painless blood test, in August 2022. We acquired ACT Genomics in December 2022, thereby expanding our offerings to a comprehensive line of advanced genomic tests in cancer diagnosis, treatment and prevention. We intend to draw on our experienced R&D teams, market leading technologies, accumulated customer insights and effective sales and marketing strategies to add more diversified and personalized products to our product portfolio, engage more customers and achieve faster commercialization. To expand our portfolio of testing products and bring additional products to commercialization, we intend to continue to make significant investments in our business, particularly in research and development, as well as in sales and marketing.

Investments in In-house R&D Capability

We believe that our in-house R&D capability is one of our key competitive strengths, and we intend to continue to invest in R&D to expand our R&D capability and the scope of our product offerings. We also intend to continue engaging New Horizon Health alongside our in-house experts and scientific advisory board, whereby we would leverage these synergistic relationships and capture the resulting benefits to advance the development and launching of various new products in our pipeline.

Investments in Sales and Marketing

We expect to make continued significant investments in our business to drive growth, and therefore we expect our expenses to increase going forward. In particular, in order to further enhance our brand recognition and awareness among our existing and target customers as we expand our geographic presence, we expect to invest significant resources in sales and marketing to drive demand for our existing and future products and services. As part of our global sales and marketing efforts, we plan to strengthen our collaboration with celebrity brand ambassadors and key opinion leaders, or KOLs, and we may also, from time to time, deploy mass media campaigns such as billboard advertisements to promote our products and services.

Growth Through Strategic Acquisitions

We expect to continue to selectively pursue business combination opportunities in a highly disciplined manner, make strategic investments in, and acquisitions of, other businesses that we believe will expand our product offerings, attract more customers, and otherwise enhance our global presence. Historically, we have made a number of critical strategic investments and acquisitions to enhance our platform and attract consumers. Our acquisition of DNAFit in 2018 provided us with the foundation to grow our U.K. business and we have been successful in growing that business. Our acquisition of Oxsed in 2020 provided us with the support of nucleic acid amplification technology which is the technological building block to our COVID-19 testing kits. For the years ended December 31, 2020 and 2021, our U.K. business contributed to approximately half of our revenue. For the year ended December 31, 2022, our U.K. business contributed to approximately one third of our revenue. For the year ended December 31, 2022, we underwent a rebalancing of resources to improve efficiency, reduce costs in less strategic areas, and deploy resources and capital to areas of high priority, specifically in precision oncology. In December 2022, we acquired ACT Genomics, a precision oncology company which has enabled us to expand our capacity in precision oncology. Through its comprehensive line of genomic test services, ACT Genomics provides oncologists and patients with advanced genomic testing and analysis technologies to improve cancer diagnosis, treatment and prevention.

We plan to seek bolt-on opportunities that will provide the right platform and/or technology for us to continue to grow our diagnostic and preventive healthcare businesses and to further expand our geographical footprint. Acquisitions will result in acquisition-related costs, which are expensed as they are incurred.

Key Components of Results of Operations

Revenue

The table below presents our revenue by business segment for the years indicated. For the year ended December 31, 2022, prevention service and diagnostics service and product accounted for 6% and 94% of our total revenue, respectively. For the year ended December 31, 2021, prevention service and diagnostics service and product accounted for 6% and 94% of our total revenue, respectively. For the year ended December 31, 2020, prevention service and diagnostics service accounted for 22% and 78% of our total revenue, respectively.

	Year Ended December 31,
	2022	2021	2020

	($ in thousands)
Prevention	15,774	16,572	14,265
Diagnostics	259,987	259,281	50,915

Total Revenue	275,761	275,853	65,180

The table below presents our revenue by region for the years indicated.

	Year Ended December 31,
	2022	2021	2020

	($ in thousands)
Hong Kong	210,934	124,927	35,412
United Kingdom	64,827	150,926	29,768

Total Revenue	275,761	275,853	65,180

For our prevention services, we primarily generate revenue from the provision of preventive services which are genetic testing services to individuals and corporate customers for their employees and customers. Our revenue from the Prevention segment is generally recognized when the testing results or reports are delivered to our customers, except for one category of the genetic test kits for which we have an additional distinct performance obligation to provide customers with free future updates on new features, reports and categories, which we refer to as “update services.”

For our diagnostics services, we primarily generate revenue from the provision of diagnostic services which are primarily COVID-19 testing to individuals, corporate customers for their employees and customers and governments for community testing. Our revenue from the diagnostics services is recognized when the testing results or reports are delivered to our customers. For sales of Circle HealthPod and single-use capsule sets, we recognize revenue, less an estimate of expected returns, at the point in time when the products have been accepted by customers which is generally when we satisfy the associated performance obligation.

Direct Costs, Gross Profit, and Gross Margin

Our direct costs primarily consist of direct material costs including for purchasing test kit materials from our suppliers, service fees and charges including WES sequencing cost for our prevention services and external lab testing fee for our diagnostic services, lab equipment depreciation, staff costs and shipping cost. In the short term, we expect our direct costs to decrease on an absolute dollar basis as we expect the demand of COVID-19 testing services to be minimized in 2023 resulting in a decrease in cost of materials and staff costs. We also expect our direct costs associated with our prevention services to gradually decrease mainly because we expect that the WES sequencing fees for CircleDNA will steadily decrease over the time. We also expect that external lab testing fees for COVID-19 tests processing will significantly decrease after we build our in-house lab testing capabilities, which was completed in June 2021. To the extent we are successful in becoming more efficient in our operations, we would expect direct cost as a percentage of revenue to decrease in the long term.

Our gross profit represents our total revenue less total direct costs, and our gross margin is our gross profit expressed as a percentage of our total revenue. We expect our gross profit and gross margin to increase in the long term as we achieve economies of scale through reducing direct costs as a percentage of revenue by building in-house testing capabilities.

Other Income and Other Net Gains/(Losses)

Other income and other net gains/(losses) primarily consist of government subsidies, bank interest income, dividend income, net foreign exchange losses and sundry income.

Selling and Distribution Expenses

Selling and distribution expenses primarily consist of advertising and marketing expenses, allocated staff costs, exhibition and seminar fees and other marketing and distribution expenses.

We plan to continue to collaborate with celebrity brand ambassadors and KOLs, and deploy other marketing and advertising campaigns to increase our brand awareness and attract and retain customers, as we look to commercialize new products and expand our product offerings. We expect that our selling and marketing expenses will increase on an absolute dollar basis, but in the long term, will decrease as a percentage of revenue.

Research and Development Expenses

Research and development expenses primarily consist of allocated R&D staff and related costs, costs associated with clinical studies or equity-settled share-based payment expenses, production expenses, product infrastructure expenses and amortization on capitalized R&D costs.

We plan to continue to hire specialized R&D employees, invest in new technologies and work on research projects, clinical trials and prototype development in relation to development of our pipeline products as we go through a high growth phase and plan to expand our product offerings. We expect that our research and development expenses will increase on an absolute dollar basis and as a percentage of revenue in the near future.

Restructuring Costs in Relation to Diagnostic Business

Restructuring costs in relation to diagnostic business consist of impairment of intangible assets, impairment of goodwill, impairment losses on property, plant and equipment and write-off of prepayment.

Administrative and Other Operating Expenses

Administrative and other operating expenses primarily consist of staff costs, consultancy fees, enterprise infrastructure fees, restructuring costs, legal and professional service fees, depreciation and amortization expenses.

We expect that our administrative and other operating expenses as a percentage of revenue will decrease in the longer term as we expand our revenue streams and our business achieves scale. However, in the short term, we expect to incur additional expenses as a result of operating as a public company, including expenses to comply with the rules and regulations applicable to companies listed on a national securities exchange, expenses related to compliance and reporting obligations pursuant to the rules and regulations of the SEC, as well as higher expenses for general and director and officer insurance, investor relations, and professional services, and expect that our administrative and other operating expenses will increase on an absolute dollar basis as we improve various office infrastructure and operate as a public company.

Finance Costs

Finance costs primarily consist of interest expenses on lease liabilities, interest expenses on trade financing and changes in the carrying amount of preference shares liabilities. If we decide to finance our growth with bank or other interest-bearing loans or issue debt securities, we would expect our finance costs to increase.

Fair Value Loss on Financial Assets at Fair Value Through Profit or Loss

Fair value loss on financial assets at fair value through profit or loss relates to the changes in the fair value of the financial assets which are measured at fair value through profit or loss.

Share-Based Payment on Listing

Share-based payment on listing relates to the excess fair value of consideration transferred over the fair value of Artisan’s identifiable net assets acquired. This acquisition of the net assets of Artisan has been accounted for as a share-based compensation for the service of a stock exchange listing and is charged to our profit and loss upon the completion of the transaction.

Fair Value Loss on Preference Shares Liabilities

Fair value loss on preference share liabilities relates to the changes in the fair value of the conversion features of preference shares which are measured at fair value through profit or loss.

Fair Value Gain on Warrant Liabilities

Fair value gain on warrant liabilities relates to the changes in the fair value of the warrants which are issued for the de-SPAC transaction and measured at fair value through profit or loss. The warrants are exercisable from May 18, 2022 and will expire on May 18, 2027.

Income Tax (Expenses)/Credit

We are subject to income taxes in the jurisdictions in which we do business. These jurisdictions have different statutory tax rates. Accordingly, our effective tax rate will vary depending on the relative proportion of income derived in each jurisdiction, use of tax credits, changes in the valuation of our deferred tax assets, and liabilities and changes in respective tax laws. We expect our income tax expense position to increase as the tax losses in Hong Kong have been utilized during the year ended December 31, 2021.

Other Comprehensive Income

Other comprehensive income mainly represents foreign exchange rate differences on translation of financial statements of our subsidiaries outside of Hong Kong, and the change is mainly due to the change in foreign exchange rate as at each reporting date compared to the reporting date of the prior year.

Results of Operations

The following table sets forth our consolidated statements of profit or loss and other comprehensive income and their respective dollar amount and percentage change for the years presented. Following the table, we discuss our results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021 and for the year ended December 31, 2021 compared to the year ended December 31, 2020.

	Year Ended December 31,
	2022	2021	2020

	$ in thousands
Revenue	275,761	275,853	65,180
Direct costs	(144,206)	(169,722)	(38,835)
Gross profit	131,555	106,131	26,345
Other income and other net gains/(losses)	405	139	(315)
Selling and distribution expenses	(13,301)	(21,932)	(6,493)
Share of loss of a joint venture	—	—	(1,133)
Research and development expenses	(15,519)	(10,564)	(2,782)
Restructuring costs in relation to diagnostic business	(30,379)	—	—
Administrative and other operating expenses	(96,064)	(83,991)	(16,617)

Loss from operations	(23,303)	(10,217)	(995)
Fair value loss on financial assets at fair value through profit or loss	(9,364)	(94)	—
Share-based payment on listing	(89,547)	—	—
Fair value loss on convertible securities	—	(29,055)	(2,847)
Fair value loss on preference shares liabilities	(60,091)	(125,399)	—
Fair value gain on warrant liabilities	3,197	—	—
Write-off on amount due from a shareholder	—	(106)	—
Gain on bargain purchase	—	117	—
Loss on disposal of a subsidiary	—	(292)	—
Other finance costs	(4,198)	(5,238)	(60)

Loss before taxation	(183,306)	(170,284)	(3,902)
Income tax (expense)/credit	(7,147)	(3,733)	1,938

Loss for the year	(190,453)	(174,017)	(1,964)

Other comprehensive income for the year	(4,843)	260	1,581

Total comprehensive income for the year	(195,296)	(173,757)	(383)

Comparison of the Year Ended December 31, 2022 and December 31, 2021

Revenue

	Year Ended December 31
	2022	2021	$Change	% Change

	($ in thousands, unless otherwise stated)
Prevention	15,774	16,572	(798)	-5%
Diagnostics	259,987	259,281	706	0%

Total Revenue	275,761	275,853	(92)	0%

Our revenue remained steady for the year ended December 31, 2022 as compared to the year ended December 31, 2021.

Prevention. The revenue generated by our preventive testing service decreased by $0.8 million, or 5%, from $16.6 million for the year ended December 31, 2021 to $15.8 million for the year ended December 31, 2022. The decrease was attributable primarily to the focus on diagnostics services.

Diagnostics. The revenue generated by diagnostics testing service increased by $0.7 million, or 0%, from $259.3 million for the year ended December 31, 2021 to $260.0 million for the year ended December 31, 2022. The increase was attributable primarily to contract awards for provision of COVID-19 testing services granted by the Hong Kong government.

Direct Costs, Gross Profit and Gross Margin

Total direct costs decreased by $25.5 million, or 15%, from $169.7 million for the year ended December 31, 2021 to $144.2 million for the year ended December 31, 2022. The decrease in direct costs was attributable primarily to the decrease in various costs associated with COVID-19 test kits, including direct material costs of test kits, service and other charges, and staff costs, while there was a slightly increase in the sales volume of our COVID-19 testing services.

Our gross profit increased by $25.4 million, or 24%, from $106.1 million for the year ended December 31, 2021 to $131.6 million for the year ended December 31, 2022. The increase in gross profit was primarily due to the decrease in direct costs outpacing the decrease in revenue.

Our gross margin increased from 38.5% for the year ended December 31, 2021 to 47.7% for the year ended December 31, 2022, due to the cost improvement of COVID-19 testing services in 2022.

Other Income and Other Net (losses)/Gains

Other income and other net losses or gains increased by $0.3 million, or 191%, from $0.1 million for the year ended December 31, 2021 to $0.4 million December 31, 2022. The increase in other income and other net losses or gains was primarily due to increase of government subsidies under anti-epidemic fund and the bank interest income from the short-term deposits.

Share-based Payment of Listing

The stock exchange listing service has been measured as the excess of fair value of the Company’s Class A Ordinary Shares issued to acquire Artisan over the fair value of Artisan’s identifiable net assets acquired (including the warrants), with the amount expensed as incurred of $89.5 million for the year ended December 31, 2022.

Selling and Distribution Expenses

Selling and distribution expenses decreased by $8.6 million, or 39%, from $21.9 million for the year ended December 31, 2021 to $13.3 million for the year ended December 31, 2022. The decrease in selling and distribution expenses was primarily due to a decrease in advertising expenses.

Research and Development Expenses

Research and development expenses increased by $5.0 million, or 47%, from $10.6 million for the year ended December 31, 2021 to $15.5 million for the year ended December 31, 2022. The increase in research and development expenses was primarily attributable to the increase in staff costs and equity settlement share-based payment expenses, which was due primarily to the expansion of the size of our R&D team with the launch of Circle SnapShot.

Administrative and Other Operating Expenses

Administrative and other operating expenses increased by $12.1 million, or 14%, from $84.0 million for the year ended December 31, 2021 to $96.1 million for the year ended December 31, 2022. The increase in administrative and other operating expenses was due primarily to an increase in staff costs as a result of our increased hiring efforts related to support business expansion.

Other Finance Costs

Other finance costs decreased by $1.0 million, or 20%, from $5.2 million for the year ended December 31, 2021 to $4.2 million for the year ended December 31, 2022. The decrease was mainly attributable to the finance cost incurred in connection with the corporate restructuring, which resulted in amortization cost of Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares in connection with the redemption right attached to such Preferred Shares, which was converted as an equity on May 18, 2022. No other finance costs have been incurred in connection with the preference shares after May 18, 2022.

Fair Value Gain on Warrant Liabilities

Fair value gain on warrant liabilities was $3.2 million for the year ended December 31, 2022, which relates to the changes in the fair value of the warrants which are issued for the de-SPAC transaction and measured at fair value through profit or loss.

Fair Value Loss on Preference Shares Liabilities

Fair value loss on preference shares liabilities was $60.1 million for the year ended December 31, 2022, which relates to the changes in the fair value of the conversion features of preference shares which are measured at fair value through profit or loss.

Comparison of the Year Ended December 31, 2021 and December 31, 2020

Revenue

	Year Ended December 31
	2021	2020	$Change	% Change

	($ in thousands, unless otherwise stated)
Prevention	16,572	14,265	2,307	16%
Diagnostics	259,281	50,915	208,366	409%

Total Revenue	275,853	65,180	210,673	323%

Our revenue increased by $210.7 million, or 323%, from $65.2 million for the year ended December 31, 2020 to $275.9 million for the year ended December 31, 2021. The increase was due primarily to a significant increase in the sales volume of our testing services, driven mainly by the increasing demand for our testing services due to the prolonged COVID-19 pandemic.

Prevention. The revenue generated by our preventive testing service increased by $2.3 million, or 16%, from $14.3 million for the year ended December 31, 2020 to $16.6 million for the year ended December 31, 2021. The increase was attributable primarily to an increase in sales volume of CircleDNA, our genetic testing services, which we believe was driven by the rising awareness of the importance of health diagnosis and prevention following COVID-19. In addition, we believe the increase was driven by enhanced brand awareness and customer recognition of our products resulting from our promotional and marketing efforts in our existing markets and new markets including the U.K., Singapore and Malaysia.

Diagnostics. The revenue generated by diagnostics testing service increased by $208.4 million, or 409%, from $50.9 million for the year ended December 31, 2020 to $259.3 million for the year ended December 31, 2021. The increase was attributable primarily to contract awards for provision of COVID-19 testing services granted by the Hong Kong government and the U.K.

Direct Costs, Gross Profit and Gross Margin

Total direct costs increased by $130.9 million, or 337%, from $38.8 million for the year ended December 31, 2020 to $169.7 million for the year ended December 31, 2021. The increase in direct costs was attributable primarily to the increase in various costs associated with COVID-19 test kits, including direct material costs of test kits, service and other charges, and staff costs, driven by the significant increase in the sales volume of our COVID-19 testing services.

Our gross profit increased by $79.8 million, or 303%, from $26.3 million for the year ended December 31, 2020 to $106.1 million for the year ended December 31, 2021. The increase in gross profit was primarily due to the increase in revenue outpacing the increase in direct cost.

Our gross margin decreased from 40.4% for the year ended December 31, 2020 to 38.5% for the year ended December 31, 2021, due to increase in staff costs to support our expansion of COVID-19 testing services in 2021.

Other Income and Other Net Gains

We had other income and other net gains of $0.1 million for the year ended December 31, 2021, which were primarily attributable to the $0.2 million of impairment loss on amount due from joint venture, partially offset by the $0.3 million of net exchange gains related to the intercompany loan denominated in GBP.

Share of Loss of a Joint Venture

Share of loss of a joint venture was nil for the year ended December 31, 2021 and $1.1 million for the year ended December 31, 2020. We have written down the carrying amount in our mainland China joint venture to nil as at December 31, 2020, and further share of loss from the joint venture is not recognized since January 1, 2021 since our share of loss exceeds our interest in the joint venture.

Selling and Distribution Expenses

Selling and distribution expenses increased by $15.4 million, or 238%, from $6.5 million for the year ended December 31, 2020 to $21.9 million for the year ended December 31, 2021. The increase in selling and distribution expenses was primarily due to an increase in staff costs and advertising expenses related to the preparation for launch of Circle HealthPod in November 2021.

Research and Development Expenses

Research and development expenses increased by $7.8 million, or 280%, from $2.8 million for the year ended December 31, 2020 to $10.6 million for the year ended December 31, 2021. The increase in research and development expenses was primarily attributable to the increase in staff costs and in equity-settlement share-based payment expenses, which was due primarily to the expansion of the size of our R&D team and an increase in R&D expenses mainly related to the preparation for launch of Circle HealthPod in November 2021.

Administrative and Other Operating Expenses

Administrative and other operating expenses increased by $67.4 million, or 405%, from $16.6 million for the year ended December 31, 2020 to $84.0 million for the year ended December 31, 2021. The increase in administrative and other operating expenses was due primarily to an increase in staff costs as a result of our increased hiring efforts to support business expansion.

Finance Costs

Finance costs were $5.2 million for the year ended December 31, 2021 and $59,567 for the year ended December 31, 2020. The increase was mainly attributable to the finance cost in connection with the corporate restructuring, which resulted in changes in amortized cost of preference share liabilities in connection with the redemption feature attached.

Fair Value Loss on Convertible Securities

Fair value loss on convertible securities was $29.1 million for the year ended December 31, 2021, which relates to the remeasurement of the fair value of, as at June 16, 2021, the U.S. dollar-dominated convertible securities we issued in the aggregate principal value of $12.5 million in June 2020 with the maturity date of August 25, 2021 and the U.S. dollar-dominated convertible securities we issued in the aggregate principal value of $5.0 million in February 2021 with the maturity date of February 8, 2022. This is primarily attributable to an increase in our equity value.

Fair Value Loss on Preference Shares Liabilities

Fair value loss on preference shares liabilities was $125.4 million for the year ended December 31, 2021, which relates to the conversion feature of the preference shares that are recognized as derivative financial liabilities and measured at fair value through profit or loss.

B. Liquidity and Capital Resources

We have financed our operations primarily through issuance of ordinary and preferred shares, issuance of convertible securities and cash generated from sales of our genetic and diagnostic test kits. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes as well as investment in R&D and potential mergers and acquisition opportunities.

As of December 31, 2022 and December 31, 2021, our principal source of liquidity was our cash balance of $146.7 million and $35.3 million, respectively, which was held for working capital purposes. We incurred a net loss after tax of $190.5 million for the year ended December 31, 2022 and a net loss after tax of $174.0 million for the year ended December 31, 2021, respectively.

Our positive cash flows from operations were $14.5 million for the year ended December 31, 2022, while we generated positive cash flows from operations of $13.4 million for the year ended December 31, 2021. We raised $146.2 million of cash during the year ended December 31, 2022, through the reversed capitalization.

Between Prenetics HK and its subsidiaries, the cash is transferred from Prenetics HK to its subsidiaries in the form of capital contributions or through intercompany advances. If needed, cash may be transferred between Prenetics HK and its subsidiaries in the United Kingdom, India, Singapore and South Africa through intercompany fund advances and capital contributions, and there are currently no restrictions on transferring funds between Prenetics HK and its subsidiaries in the United Kingdom, India, Singapore and South Africa. Cash generated from Prenetics HK is used to fund operations of its subsidiaries, and no funds were transferred from Prenetics HK’s subsidiaries in the United Kingdom to fund operations of Prenetics HK for the years ended December 31, 2020, 2021 and 2022. Under our cash management policy, the amount of intercompany transfer of funds is determined based on the working capital needs of the subsidiaries and intercompany transactions, and is subject to internal approval process and funding arrangements. Our management reviews and monitors our cash flow forecast and working capital needs of the subsidiaries on a regular basis.

The following table summarized the amount of cash transferred in between Prenetics HK to its subsidiaries for the periods presented:

	Year Ended December 31,
	2022	2021	2020

	($ in thousands)
Net cash transferred from Prenetics HK to UK subsidiaries	—	5,600	4,150
Net cash transferred from Prenetics HK to India subsidiary	1,369	553	235
Net cash transferred from Prenetics HK to Singapore subsidiary	—	—	433

In connection with and prior to the Business Combination, holders of 28,878,277 Artisan Public Shares exercised their right to redeem their shares for cash at a price of approximately $10.01 per share, for an aggregate price of $288.9 million. As a result, upon consummation of the Business Combination on May 18, 2022, we raised gross proceeds of approximately $166.4 million, including $55.8 million from the PIPE Investment, $60.0 million from the forward purchase investments, and $50.6 million from the contribution of cash held in Artisan’s trust account from its IPO. Such proceeds were used to pay $31.8 million of transaction fees and resulted in net cash proceeds of $134.6 million.

Assuming the exercise of all outstanding warrants for cash, we would receive aggregate proceeds of approximately $154.6 million. However, we will only receive such proceeds if all the Warrant holders exercise all of their Warrants. The exercise price of our Warrants is $8.91 per 1.29 shares (or an effective price of $6.91 per share), subject to adjustment. We believe that the likelihood that warrant holders determine to exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Class A Ordinary Shares. If the market price for our Class A Ordinary Shares is less than the exercise price of the warrants (on a per share basis), we believe that warrant holders will be very unlikely to exercise any of their warrants, and accordingly, we will not receive any such proceeds. There is no assurance that the warrants will be “in the money” prior to their expiration or that the warrant holders will exercise their warrants. As of June 9, 2022, the closing price of our Class A Ordinary Shares was $4.43 per share. Holders of the Private Warrants have the option to exercise the Private Warrants on a cashless basis in accordance with the Existing Warrant Agreement. To the extent that any warrants are exercised on a cashless basis, the amount of cash we would receive from the exercise of the warrants will decrease. In addition, the Class A Ordinary Shares being offered for resale pursuant to this prospectus represent approximately 49.52% of the current total outstanding Class A Ordinary Shares (assuming and after giving effect to the issuance of shares upon exercise of all outstanding Warrants) as of April 18, 2023, and the warrants being offered for resale pursuant to this prospectus represent approximately 34.81% of our outstanding Warrants. Even though the current trading price of the Class A Ordinary Shares is below $10.00, which is the price at which the units were issued in Artisan’s IPO, the Sponsor (or its transferees) and certain other selling securityholders have an incentive to sell their Class A Ordinary Shares because they will still profit on sales due to the lower price at which they purchased their shares compared to the public investors in Artisan’s IPO or the current trading price of our Class A Ordinary Shares. Public investors may not experience a similar rate of return on the securities they purchase due to differences in the purchase prices that they paid and the current trading price. The sale of all or substantial amounts of the Class A Ordinary Shares or Warrants being offered in this prospectus, or the perception in the market that the selling securityholders may or intend to sell all or a significant portion of such securities, could harm the prevailing market price of our Class A Ordinary Shares and Warrants. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. See “Risk Factors — Risks Relating to Our Securities — Sales of a substantial number of our securities in the public market by the Selling Securityholders and/or by our existing securityholders could cause the price of our Class A Ordinary Shares and Warrants to fall.”

On December 30, 2022, we acquired 74.39% of equity interest in ACT for a total consideration of $10 million in cash and 19,891,910 Class A Ordinary Shares.

We believe our existing cash will be sufficient to meet our operating working capital and capital expenditure requirements for the foreseeable future. Our future financing requirements will depend on many factors including our growth rate, the timing and extent of spending to support development of our existing and pipeline products and the expansion of selling and marketing activities as well as any mergers and acquisitions opportunities that may arise. Although we currently are not a party to any agreement and do not have any understanding with any third parties with respect to potential investments in, or acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing.

We expect to continue to incur net losses for the foreseeable future due to the investments we intend to continue to make in research and development and marketing and advertising, and additional administrative and other operating costs we expect to incur in connection with operating as a public company. Cash from operations could also be affected from our customers and other risks detailed “Item 3. Key Information — D. Risk Factors.” We expect to continue to maintain financing flexibility in the current market conditions. As a result, we may require additional capital resources to execute strategic initiatives to grow our business.

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2022	2021	2020

	($ in thousands)
Net cash from/(used in) operating activities	14,515	13,416	(2,880)
Net cash used in investing activities	(46,145)	(22,022)	(5,975)
Net cash from financing activities	143,319	29,317	11,843

Operating Activities

Net cash from operating activities of $14.5 million for the year ended December 31, 2022 was primarily related to a loss for the year of $190.5 million, adjusted for certain non-cash items, which included fair value loss on financial assets at fair value through profit or loss of $9.4 million, fair value loss on preference shares liabilities of $60.1 million, fair value gain on warrant liabilities of $3.2 million, share-based payment on listing of $89.5 million, equity-settled share-based payment expenses of $31.6 million, restructuring costs in relation to diagnostic business of $30.4 million, other finance costs of $4.2 million, write-off on inventories of $2.1 million, depreciation of $6.0 million and amortization of intangible assets of $1.6 million. The net changes in operating assets and liabilities of $33.8 million were primarily related to a decrease in trade receivables of $7.0 million from the settlement of sales invoices, an increase in deposits and prepayments and other receivables of $1.2 million due primarily to increased prepayments for test kits, a decrease in inventories of $1.3 million due to consumption of test kits, which were partially offset by a decrease in trade payables, accrued expenses and other current liabilities of $24.4 million due to settlement of outstanding balance and decreased expenditure on staff costs and legal and professional fees, a decrease in contract liabilities of $4.0 million mainly related to the report release on COVID-19 testing services, and an increase in deferred expenses of $10.9 as a result of an advanced payment.

Net cash from operating activities of $13.4 million for the year ended December 31, 2021 was primarily related to a loss for the year of $174.0 million, adjusted for certain non-cash items, which included fair value loss on preference shares liabilities of $125.4 million, fair value loss on convertible securities of $29.1 million, equity-settled share-based payment expenses of $22.5 million, finance costs of $5.2 million, depreciation of $4.3 million, amortization of intangible assets of $3.1 million and loss on disposal of a subsidiary of $0.3 million. The net changes in operating assets and liabilities of $6.6 million were primarily related to an increase in trade receivables of $24.1 million from increased sales of the COVID-19 testing services in 2021, an increase in deposits and prepayments and other receivables of $6.1 million due primarily to increased prepayments for test kits, an increase in inventories of $2.3 million due to increased demand in test kits and our decision to continue to reasonably increase our inventory level to avoid any unpredictable logistics disruption from the ongoing impact of COVID-19 on the global supply chain, which were partially offset by an increase in accrued expenses and other current liabilities of $27.4 million due to increased expenditure on staff costs and legal and professional fees, an increase in contract liabilities of $2.5 million mainly related to increased deferred revenue on COVID-19 testing services corresponding to the growth in sales volume, and a decrease in trade payables of $3.5 million as a result of the settlement on outstanding balance.

Net cash used in operating activities of $2.9 million for the year ended December 31, 2020 was primarily related to a loss for the year of $2.0 million, adjusted for certain non-cash items, which included fair value loss on convertible securities of $2.8 million, equity-settled share-based payment expenses of $1.6 million, depreciation of $1.3 million, amortization of intangible assets of $1.1 million and share of loss of a joint venture of $1.1 million. The net changes in operating assets and liabilities of $7.8 million were primarily related to an increase in trade receivables of $20.1 million from sales of the new COVID-19 testing services in 2020, an increase in inventories of $3.7 million due to expanded categories of inventories for the new Diagnostics business segment, combined with the fact that we consider it necessary to reasonably increase our inventory level to avoid any unpredictable logistics disruption from the impact of COVID-19 on the global supply chain, an increase in deposits and prepayments and other receivables of $1.1 million due primarily to increased prepayments for test kits and rental deposit, which were partially offset by an increase in trade payables of $9.7 million as a result of increased inventory level and service charges related to the COVID-19 testing services, an increase in accrued expenses and other current liabilities of $6.0 million due to increased expenditure on staff costs and legal and professional fees, and an increase in contract liabilities of $1.5 million mainly representing deferred revenue on certain CircleDNA and COVID-19 tests where the report was not yet released and revenue not recognized as at the reporting date.

Investing Activities

Cash flows used in investing activities primarily relate to purchase of property, plant and equipment, acquisition of a subsidiary (net of cash acquired), investment in joint ventures as well as purchase of intangible assets.

Net cash used in investing activities was $46.1 million for the year ended December 31, 2022, which consisted primarily of payment for purchase of financial assets at fair value through profit or loss of $20 million, payment for purchase of short-term deposits of $20.0 million, proceeds from redemption of financial assets at fair value through profit or loss of $3.0 million, net cash outflow arising from the ACT Acquisition of $3.4 million, payment for purchase of property, plant and equipment of $4.9 million and payment for purchase of intangible assets of $1.4 million.

Net cash used in investing activities was $22.0 million for the year ended December 31, 2021, which consisted primarily of payment for purchase of financial assets at fair value through profit or loss of $10.0 million mainly related to investment in a financial asset measured at fair value through profit or loss in September 2021 for working capital management purposes, payment for purchase of property, plant and equipment of $8.5 million mainly related to setup of new office and laboratory and payment for purchase of intangible assets of $2.9 million mainly related to product development and conducting user ability tests, and clinical validation studies.

Net cash used in investing activities was $6.0 million for the year ended December 31, 2020, which consisted primarily of payment for acquisition of a subsidiary (net of cash acquired) of $2.9 million in connection with acquisition of Oxsed, payment for purchase of property, plant and equipment of $2.9 million, and payment for purchase of intangible assets of $0.2 million.

Financing Activities

Net cash from financing activities was $143.3 million for the year ended December 31, 2022, which consisted primarily of $146.2 million in proceeds from the reverse capitalization and partially offset by $1.9 million in capital element of lease rentals paid.

Net cash from financing activities was $29.3 million for the year ended December 31, 2021, which consisted primarily of $26.0 million in proceeds from issuance of preference shares and $5.0 million in proceeds from issuance of convertible securities, partially offset by $1.3 million in capital element of lease rentals paid.

Net cash from financing activities was $11.8 million for the year ended December 31, 2020, which consisted primarily of $12.5 million in proceeds from issuance of convertible securities, partially offset by $0.6 million in capital element of lease rentals paid.

Material Cash Requirements Capital Expenditures

Our capital expenditures are primarily incurred for the purchase of property, equipment, and intangible assets. Our total capital expenditures were $3.1 million, $11.4 million and $6.3 million for the year ended December 31, 2020, 2021, and 2022, respectively. We intend to continue to make capital expenditures to meet the needs of our research and development activities.

Contractual and Other Obligations

Other than the ordinary cash requirements for our operations and our capital expenditure, our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include lease liabilities, warrant liabilities, and liabilities for puttable financial instruments. The following table sets forth their details as of December 31, 2022:

	Payment Due by Period
	Total	Less than 1 year	1 – 2 Years	More than 2 years
	($ in thousands)
Lease liabilities	7	3	2	2
Warrant liabilities	4	4	—	—
Liabilities for puttable financial instruments	17	17	—	—

Off-Balance Sheet Arrangements

Since the date of our incorporation, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

C. Research and Development, Patents and Licenses, Etc.

See “Item 4. Information on the Company — B. Business Overview — Research & Development” and “Item 4. Information on the Company — B. Business Overview — Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2022 to December 31, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with IFRS, and the preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on other assumptions that, under the circumstances, we believe to be reasonable. Our actual results may differ from these estimates under different assumptions or conditions. This is especially true with some accounting estimates that require higher degrees of judgment than others in their application. We consider the following accounting estimates critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment, estimates and assumptions.

Impairment of Property, Plant and Equipment, Intangible Assets and Goodwill

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

•	property, plant and equipment;

•	intangible assets;

•	interest in joint venture; and

•	goodwill

If any such indication exists, the asset’s recoverable amount is estimated. In addition, for goodwill, intangible assets that are not yet available for use and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

Calculation of recoverable amount

The recoverable amount of an asset is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

Recognition of impairment losses

An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

Fair Value of Assets Acquired and Liabilities Assumed from the Business Combination

We accounted for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to our Group. In determining whether a particular set of activities and assets is a business, we assess whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

We have an option to apply a “concentration test” that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

The valuation technique used for measuring the fair value of material assets acquired was as follows:

Assets acquired	Valuation technique
Property, plant and equipment	Cost technique: The valuation model considers market prices for depreciated replacement cost when appropriate. Depreciated replacement cost reflects functional and economic obsolescence.

Intangible assets	Multi-period excess earnings method: The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the technology and customer relationships, but excluding any cash flows related to contributory assets.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to our executive officers and directors as of the date of this annual report. Our board of directors is comprised of five directors.

Name	Age	Position/Title
Yeung Danny Sheng Wu	44	Director, Chairperson and Chief Executive Officer
Cheng Yin Pan (Ben)	35	Independent Director
Dr. Cui Zhanfeng	60	Director
Ian Ying Woo	50	Independent Director
Chiu Wing Kwan Winnie	43	Independent Director
Dr. Tzang Chi Hung Lawrence	49	Chief Scientific Officer
Lo Hoi Chun (Stephen)	38	Chief Financial Officer
Dr. Ong Shih-Chang	46	Chief Medical Officer
Dr. Senthil Sundaram	49	Chief Clinical Officer
Dr. Wong Yung Ho Peter	41	Chief Technology Officer

Yeung Danny Sheng Wu is our co-founder. Since our business inception in 2014, Mr. Yeung has served as our Chief Executive Officer and director. Mr. Yeung’s journey into healthcare started as a way to utilize his extensive entrepreneurial career into making an impact for society. Mr. Yeung’s vision from day 1 was to always turn our company into a global health group, recruiting the best talent, and to give everyone the power to be in control of their own health. Mr. Yeung believes the future of healthcare is to decentralize healthcare and bring healthcare closer to millions of individuals worldwide. Prior to co-founding our company, Mr. Yeung was a Founding Partner at SXE Ventures, having led multiple investments in genetic testing companies and in Honey Science, which was acquired by PayPal for US $4 billion in 2019. Mr. Yeung had also founded uBuyiBuy in 2010, which was subsequently acquired by Groupon. Prior to leaving Groupon in early 2014, Mr. Yeung served as CEO of Groupon East Asia, leading it to be the largest e-commerce company in the region. Mr. Yeung’s entrepreneurial journey started at the age of 25 when he ventured into franchising Hong Kong dessert chain “Hui Lau Shan” into the USA. After exiting Hui Lau Shan, Mr. Yeung successfully ventured into hospitality furniture and executed multi- million-dollar projects with MGM globally. Mr. Yeung’s life motto is “Play Hard, Work Harder.”

Cheng Yin Pan (Ben) is the Chief Executive Officer and Director of Artisan, and is currently the President and Chief Executive Officer of C Capital, where he leads its sought-after deals and actively engages in major venture capital and private equity investments across the sectors of healthcare, consumer and technology. Named as “China’s Top 20 Most Outstanding Investor” by Lieyun.com in 2020, Mr. Cheng has helped execute many investments in the aforementioned “unicorns,” such as Xpeng Motors, NIO, JD Logistics, Gojek, FTA, Xiaohongshu and Pony.ai. Under Mr. Cheng’s leadership, C Capital also invested in GritWorld, a 3D visual graphics rendering engine, and the investment was awarded China Venture’s “Top 10 AI & Big Data Deals” in 2019. Mr. Cheng is also a member of the Advisory Committee of Vertex SEA Fund, a subsidiary of Temasek Holdings, and a member of Venture Committee of Hong Kong Venture Capital and Private Equity Association. Mr. Cheng has also served as a Strategic Advisor at New World Strategic Investment Limited since March 2016. Prior to these roles, Mr. Cheng was an investment banker at Bank of America Merrill Lynch and Standard Chartered Bank. Mr. Cheng’s deal sheet in the Greater China region includes, among others, major corporate finance transactions such as the US$510 million Hong Kong listing of WuXi Biologics (HKEx: 2269) in 2017, the US$3.3 billion take-private of WuXi PharmaTech in 2015, and Temasek’s US$5.7 billion investment in Watson’s in 2014 and US$2.1 billion acquisition of ING’s insurance business in Hong Kong, Macau and Thailand in 2013. Mr. Cheng holds a bachelor’s degree in Quantitative Finance with honors from the Chinese University of Hong Kong.

Dr. Cui Zhanfeng has served on the board of directors of Prenetics since February 2021. Dr. Cui has served on the board of directors of Oxsed Limited, a wholly owned subsidiary of Prenetics, since May 2020. Dr. Cui has served as the Director of Oxford MEStar Limited and Oxford SimCell Limited, spin-out tech companies from the Institute of Biomedical Engineering of the University of Oxford, since 2013 and 2020. Dr. Cui is the Donald Pollock Professor of Chemical Engineering at University of Oxford, where he is involved in teaching and research and is responsible for discipline development and administration. Dr. Cui is also a Fellow of Hertford College and the Director of Oxford Suzhou Centre for Advanced Research of the University of Oxford. Dr. Cui received a Doctor of Science from University of Oxford in 2009, an M.A. from Keble College, Oxford in 1994, a M.Sc and a Ph.D. in chemical engineering from Dalian University of Technology in China in 1984 and 1987, and a B.Sc in chemical engineering from Inner Mongolia Polytechnic University in China in 1982. Dr. Cui was awarded the Foresight Award and the Global Research Award by the Royal Academy of Engineering in 1999 and 2005, and the 2010 Basil Brennan Medal by the Institution of Chemical Engineers in 2011. Dr. Cui is a Fellow of the Institution of Chemical Engineers (FIChemE) and a Fellow of American Institute of Medical and Biological Engineering (FAIMBE). He was elected to a Fellow of the Royal Academy of Engineering in 2013 and a Foreign Member of the Chinese Academy of Engineering in 2021.

Ian Ying Woo has served as the Executive Director, President and Chief Financial Officer of Everest Medicines (HKEx: 1952), a biopharma platform focused on bringing innovative medicines to Greater China and Asia emerging markets, since June 2018. From June 2018 to June 2019, Mr. Woo was also a Managing Director at C-Bridge Capital, a healthcare dedicated private equity firm focused on growth and buyout investment opportunities. Previously, from March 2005 to June 2018, Mr. Woo served various roles at Lazard, including serving as Managing Director in the global healthcare group. Mr. Woo worked with numerous global life sciences companies and led Lazard’s healthcare efforts in Greater China. Throughout his investment banking career, Mr. Woo helped raise over $1.0 billion in equity financings and advised on more than $35 billion in M&A transactions. Mr. Woo received a Master of Business Administration from Columbia University Business School in 2003, a M.Sc in Molecular and Cellular Biology from Columbia University Graduate School of Arts & Sciences in 1998 and a B.Sc in Biology from Tufts University in 1994.

Chiu Wing Kwan Winnie has served as the President and Executive Director of Dorsett Hospitality International, an international hotel and hospitality group with footprint in 27 major cities worldwide and approximately 14,000 rooms, since November 2011, the Executive Director of Far East Consortium International Limited (HKEx: 0035) since June 2019, the director of various subsidiaries of Dorsett Group and Far East Consortium International Limited, the Chairperson of AGORA Hospitality Group Co., Ltd (TYO: 9704) since June 2015, and the director of Asian Youth Orchestra Limited since December 2011. Ms. Chiu has also served on a number of government committees in various capacities and is appointed as a Justice of the Peace by the Government of the Hong Kong Special Administrative Region. Ms. Chiu is a member of the newly-formed Mega Arts and Cultural Events Committee, a member of the advisory committee on Built Heritage Conservation, a member of the 2021 Chief Executive Election Committee, 2017 Chief Executive Election Committee and the 12th National People’s Congress Electoral Committee. Ms. Chiu has also served on a number of social committees in various capacities as the Council Member at The Better Hong Kong Foundation, Board Member of and Member of the Investment Subcommittee of the Community Chest, Advisor of Our Hong Kong Foundation, Vice Chairman, Vice Convener of Advisory and Public Relations Committee of Greater Bay Area Homeland Youth Community Foundation, Primary Company Representative of the Hong Kong, General Chamber of Commerce, Advisor of The Federation of HK Hotel Owners, Honorary Vice President of the “Guangdong, Hong Kong and Macao” Hotel General Managers Society, and a member of Hong Kong — Japan Business Co-Operation Committee, The Y.Elites Association Limited, YPO Hong Kong Chapter and Hong Kong United Youth Association. Ms. Chiu additionally serves as a committee member of Betting and Lotteries commission and Business Facilitation Advisory Committee. Ms. Chiu is a strong supporter of the Greater Bay Area’s new economy ecosystem, especially in regards to start-up companies and young entrepreneurs in the technology, healthcare and ESG sector. She is the management team member of Beyond Venture Fund, advisory committee member of Alibaba Entrepreneurs Fund (Greater Bay Area) as well as the Astera Capital Fund. In addition, she provides strategic and operational advice to a number of other investment funds. Ms. Chiu is the Council Member of the University of Hong Kong, Chairman of Hong Kong Art School, Vice President of the Society of the Academy for Performing Arts, Board Member of the Hong Kong Arts Centre, Asia Youth Orchestra, Member of the committee of overseers of Wu Yee Sun College of the Chinese University of Hong Kong since August 2016, and Member of discipline advisory board of Vocational Training Council. Previously, Ms. Chiu worked in Credit Suisse (Private Banking Division) and Malaysia Land Properties Sdn Bhd. Ms. Chiu also served as Director of the Hong Kong Philharmonic Orchestra, Development Committee Member of the Hong Kong Arts Festival Society Limited, chairman of Hong Kong Art School Council, Member of Hong Kong Arts Development Council, Joint president of the Society of the Academy for Performing Arts and Hong Kong Committee for UNICEF. During her tenure at Hong Kong Philharmonic Orchestra, she successfully raised over HKD50 million for the Hong Kong Philharmonic Orchestra and the Hong Kong Academy for Performing Arts, benefiting over 1,000 art talents. Ms. Chiu has also been accorded an Honorary Fellowship by The Hong Kong Academy for Performing Arts and Vocational Training Council, the 2017 Female Leader Legacy Award, the Golden Bauhinia Women Entrepreneur Award, the World Outstanding Chinese Youth Award and the Women of Hope 2016 Award: Global Champion category, Forbes Asia 2014: Top 12 Asia’s Power Businesswomen and the 2014 Hong Kong Professional Elite Ladies Award. Ms. Chiu received a B.Sc from King’s College, University of London in 2003.

Dr. Tzang Chi Hung Lawrence is our co-founder. Since our founding in 2014, Dr. Tzang has served as our Chief Scientific Officer and director, where Dr. Tzang oversees development, evaluation and implementation of new testing products and services, laboratory automation, supervision of laboratory setup and operation and governance of medical laboratory accreditation. Dr. Tzang has over 20 years industry experience in diagnostic testing and is recognized as a leader in DNA-based molecular diagnostic techniques. Dr. Tzang has been a registered Medical Laboratory Technologist I at Board of Medical Laboratory Technologist since 2013, a founding member and secretary at the Hong Kong Society for Behavioral and Neural Genetics since 2011 and a fellow of the Hong Kong Society for Molecular Diagnostic Sciences since 2008. Dr. Tzang received his post-doctoral research fellowship at the Department of Biology & Chemistry of the City University of Hong Kong from 2003 to 2009. Dr. Tzang received a Ph.D. in Molecular Biology and a B.Sc. in Applied Chemistry from the City University of Hong Kong in 2003 and 1996, respectively.

Lo Hoi Chun (Stephen) has served as our Chief Financial Officer since 2018. Prior to joining us, Mr. Lo served as the Vice President in the Asia Pacific Investment Banking team of Citigroup, where he worked extensively on initial public offering transactions, placements, debt issuances and cross border mergers and acquisitions in Asia and the U.S. Previously, Mr. Lo was an auditor with Ernst & Young. Mr. Lo received a Master of Business Administration from Yale University’s School of Management, a Master of Science in Accounting and Finance from the London School of Economics and Political Science and a bachelor’s degree in Accounting from Hong Kong Baptist University. Mr. Lo is a Fellow of the Hong Kong Institute of Certified Public Accountants, a Chartered Accountant of the Institute of Chartered Accountants in England and Wales and a CFA Charter holder.

Dr. Ong Shih-Chang is our Chief Medical Officer, and is responsible for shaping the policies and strategies for developing and transforming medical practice. Before joining us, Dr. Ong held chief and senior positions in medical affairs and clinical science in various companies in the U.S., including EverlyWell, Guardant Health, Roche Diagnostics, NantHealth and Illumina. Dr. Ong holds a M.D. from the University of Southern California Keck School of Medicine. Dr. Ong is also a Certified Physician/ Principal Investigator (CPI) of the Academy of Clinical Research Professionals (ACRP) and a Certified Clinical Research Professional (CCRP) of the Society of Clinical Research Associates (SOCRA).

Dr. Senthil Sundaram is our Chief Clinical Officer, and is responsible for overseeing the clinical policies. Dr. Sundaram is highly recognized for his experience as a physician-scientist, having led numerous genetic research programs in the USA. Dr. Sundaram has discovered genetic mutations and rare genetic variants causing different neurological diseases using cutting edge next-generation sequencing technologies such as whole exome sequencing. Dr. Sundaram’s research articles have been published in reputed, high-impact journals such as Neurology, Annals of Neurology, Cerebral Cortex and others. Dr. Sundaram’s research works were funded by the National Institute of Health (NIH), USA. Dr. Sundaram also served as a reviewer of different journals and NIH study sections.

Dr. Wong Yung Ho Peter is our Chief Technology Officer. Dr. Wong joined us in 2017 and has been leading our global technology vision and roadmap, and engineering delivery. Prior to joining us, Dr. Wong was the Head of Engineering at Travelex, where he led Travelex’s first digital transformation and B2B business. Dr. Wong also successfully delivered a brand new international money transfer service, Travelex Wire, and launched Travelex’s first international payment platform with the World Bank Group. Dr. Wong has experience across various industries including investment banking and eCommerce; and is a frequent speaker at technology events including AWS Summit and various universities. Dr. Wong holds a Doctorate degree in Computer Science from the University of Oxford, and B.Sc. and M.Sc. degrees in Computer Science from the University of Warwick.

B. Compensation

Compensation of Directors and Executive Officers

In 2022, we paid an aggregate of US$24.8 million and US$30.3 million in cash compensation and benefits in kind to our directors and executive officers as a group, respectively. Our directors and executive officers do not receive pension, retirement or other similar benefits, and we have not set aside or accrued any amount to provide such benefits to our executive officers. Our subsidiaries in Hong Kong and the U.K. are required by the applicable local laws and regulations to make contributions to Mandatory Provident Fund and the National Employment Savings Trust (NEST) Corporation respectively.

Employment Agreements and Indemnification Agreements

Each of the executive officers is party to an employment agreement with Prenetics, which is our wholly-owned subsidiary. Under these agreements, the employment of each of executive officers is for a specified time period, and may be terminated for cause, at any time, for certain acts of the executive officer, such as continued failure to satisfactorily perform, willful misconduct or gross negligence in the performance of agreed duties, conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude, or dishonest act that results in material to our detriment or material of the employment agreement. The employment may also be terminated without cause upon 90 days’ advance written notice. The executive officer may resign at any time with a 90-day advance written notice.

The employment agreements with the other executive officers also include confidentiality and nondisclosure restrictions and non-competition and non-solicitation restrictions that apply during employment for certain periods following termination of employment.

We have entered into indemnification agreements with each of our directors. Under these agreements, we have agreed to indemnify our directors against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being our director.

Share Incentive Plans

Prenetics 2021 Plan

In June 2021, Prenetics’ board of directors adopted the 2021 Share Incentive Plan of Prenetics, or Prenetics 2021 Plan, which provides for the issuance of up to 14,814,113 shares pursuant to all awards, including shares underlying the 2014 and 2016 Option Scheme and the 2017 Restricted Share Scheme.

In addition, in connection with the Business Combination, all 17,549,116 RSUs with respect to the ordinary shares of Prenetics, par value $0.0001 per share (“Prenetics Ordinary Shares”) that were outstanding under the Prenetics 2021 Plan at the time of consummation of the Business Combination were replaced with 17,549,116 RSUs with respect to Class A Ordinary Shares (and in the case of Danny Yeung, Class B Ordinary Shares) under the 2022 Plan.

The 2022 Plan

On May 18, 2022, we adopted the 2022 Share Incentive Plan, or the 2022 Plan, which became effective on the same day. The following summarizes the material terms of the 2022 Plan:

Shares Subject to the Plan. Initially, the maximum number of Ordinary Shares that may be issued under the 2022 Plan is (a) 16,479,399, which will be increased on the first day of each calendar year beginning in the year immediately following closing of the Business Combination and during the term of the 2022 Plan, in an amount equal to the lesser of (i) three percent (3%) of the total number of shares issued and outstanding on an as-converted fully-diluted basis on the last day of the immediately preceding fiscal year and (ii) such number of shares determined by our board of directors, plus (b) the number of shares reserved for issuance in accordance with an employee share purchase program (the “Employee Share Purchase Program”) to be adopted by a committee consisting of one or more members of our board of directors (the “Committee”) following the consummation of the Business Combination. The maximum number that may be issued subject to RSUs with respect to Prenetics Ordinary Shares (“Prenetics RSUs”) granted pursuant to the Employee Share Purchase Program is 3,295,880, which will automatically increase on the first day of each calendar year for a period of not more than ten years from the Acquisition Merger Effective Date, in an amount equal to the lesser of (a) one percent (1%) of our fully-diluted share capital on the last day of the immediately preceding calendar year or (b) such small number determined by the Committee.

If an award terminates, expires, or lapses for any reason without having been exercised or settled in full, the number of shares subject to the award shall again be available for the grant of an award pursuant to the 2022 Plan. If any award is forfeited or repurchased, the shares underlying such award may again be granted or awarded under the 2022 Plan, provided that if an award granted pursuant to the Employee Share Purchase Program terminates, expires, or lapses for any reason without having been settled in full, the shares subject to such award shall only may again be available for the grant of an award pursuant to the Employee Share Purchase Program.

Capitalization Adjustment. In the event there is a specified type of change in our capital structure, such as a dividend, share split, reverse share split, combination or exchange of shares, amalgamation, arrangement or consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends), appropriate adjustments will be made to (i) the aggregate number and type of shares that may be issued under the 2022 Plan, (ii) the terms and conditions of any outstanding awards (including, without limitation, any applicable performance targets or criteria with respect thereto), (iii) the grant or exercise price per share for any outstanding awards under the 2022 Plan, and (iv) in the case of a spin-off, the additional number and type of shares (including shares in the entities being spun-off) that shall be issued or an appropriate decrease of exercise price in connection with the spin-off.

Types of Awards. The 2022 Plan permits the awards of options, share appreciation rights, restricted shares, RSUs and other awards approved by the plan administrator or the board of directors.

Eligibility. We may grant awards to our employees, directors and consultants and our subsidiaries. However, we may grant options that are intended to qualify as incentive share options only to our employees and our subsidiaries.

Plan Administration. The 2022 Plan shall be administered by a committee of one or more members of our board of directors and/or one or more of our executive officers delegated by our board of directors. The administrator determines the participants to receive awards, when and how awards will be granted, the type of award to be granted, the number of awards to be granted, and the other terms and conditions of each award. The administrator may delegate certain authorities under the 2022 Plan to our Chief Executive Officer.

Award Agreements. Awards granted under the 2022 Plan are evidenced by award agreements that set forth, consistent with the 2022 Plan, the terms, conditions and limitations for each award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Conditions of Awards. The administrator determines the provisions, terms and conditions of each award granted under the 2022 Plan, including but not limited to the vesting schedule of the awards.

Termination. Unless terminated earlier, the 2022 Plan has a term of ten years from the date of its effectiveness. With the approval of our board of directors, the 2022 Plan can be terminated at any time; provided, however, no such termination shall adversely affect in any material way any awards previously granted without the prior written consent of the participant.

As of April 18, 2023, Prenetics RSUs underlying 2,111,296 Class A Ordinary Shares and 2,787,253 Class B Ordinary Shares were outstanding under the 2022 Plan.

RSU

As of April 18, 2023, there were a total of 977,604 Class A Ordinary Shares and 2,787,253 Class B Ordinary Shares underlying grants of outstanding RSUs that were held by the directors and executive officers as a group. The following table summarizes, as of April 18, 2023, the number of outstanding ordinary shares underlying outstanding RSUs that we granted to our directors and executive officers.

Name	Number of Ordinary Shares Underlying outstanding RSUs	Date of Grant
Yeung Danny Sheng Wu	2,773,914	June 30, 2021
	518	May 18, 2022
	12,821	June 30, 2022
Ian Ying Woo	*	June 30, 2022
Dr. Tzang Chi Hung Lawrence	518	May 18, 2022
	12,821	June 30, 2022
Lo Hoi Chun (Stephen)	518	May 18, 2022
	847,621	June 30, 2022
Dr. Senthil Sundaram	*	May 18, 2022
	*	June 30, 2022

Name	Number of Ordinary Shares Underlying outstanding RSUs	Date of Grant
Dr. Wong Yung Ho Peter	*	May 18, 2022
	*	June 30, 2022
Dr. Ong Shih-Chang	*	May 18, 2022
	*	June 30, 2022

Note:

*	Less than 1% of the outstanding ordinary shares underlying RSUs an as-converted basis outstanding as of April 18, 2023.

C. Board Practices

Board of Directors

Our board of directors consists of five directors as of the date of this annual report. Of these five directors, three are independent. The Articles provide that the minimum number of directors shall be two and the exact number of directors shall be determined from time to time by our board of directors. A director is not required to hold any shares in us by way of qualification. A director may vote in respect of any contract or proposed contract or arrangement in which such director may be interested provided that (a) the nature of his/her interest is declared at a meeting of the directors, either specifically or by way of a general notice, and such director’s vote may be counted in the quorum at any meeting of directors at which any such contract or proposed contract or arrangement is considered, and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all our powers to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of us or of any third party. No non-employee director has a service contract with us that provides for benefits upon termination of service.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee’s members and functions are described below.

Audit Committee

The audit committee consists of Ian Ying Woo and Chiu Wing Kwan Winnie. Ian Ying Woo is the chairperson of the audit committee. Ian Ying Woo satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that each of Ian Ying Woo and Chiu Wing Kwan Winnie satisfies the requirements for an “independent director” within the meaning of the NASDAQ listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The audit committee oversees our accounting and financial reporting processes. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

The compensation committee consists of Ian Ying Woo, Chiu Wing Kwan Winnie and Cheng Yin Pan (Ben). Cheng Yin Pan (Ben) is the chairperson of the compensation committee. Our board of directors has determined that each of Cheng Yin Pan (Ben), Ian Ying Woo and Chiu Wing Kwan Winnie satisfies the requirements for an “independent director” within the meaning of the NASDAQ listing rules.

The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	the selection of compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of Cheng Yin Pan (Ben), Chiu Wing Kwan Winnie and Danny Yeung. Danny Yeung is the chairperson of the nominating and corporate governance committee. Our board of directors has determined that each of Cheng Yin Pan (Ben) and Chiu Wing Kwan Winnie satisfies the requirements for an “independent director” within the meaning of the NASDAQ listing rules.

The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board of directors nominees for election by the shareholders or appointment by the board of directors;

•	reviewing annually with the board of directors the current composition of the board of directors with regard to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of our board of directors meetings and monitoring the functioning of the committees of our board of directors; and

•

advising our board of directors periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under the laws of the Cayman Islands, directors have a fiduciary duty to act honestly in good faith with a view to the company’s best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. We have the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in the company’s name if a duty owed by the directors is breached.

Appointment and Removal of Directors

The Articles provide that all directors may be appointed by ordinary resolution and removed by ordinary resolution. The Articles also provide that the directors may, so long as a quorum of directors remains in office, appoint any person to be a director so as to fill a casual vacancy or as an addition to the existing board of director. Our directors do not serve for a fixed term and there is no requirement for them to retire by rotation nor to make themselves eligible for re-election.

The office of a director shall be vacated if (a) such director resigns their office by notice in writing signed by such director and left at our registered office; (b) such director becomes bankrupt or makes any arrangement or composition with such director’s creditors generally; (c) such director dies or is found to be or becomes of unsound mind; (d) such director ceases to be a director by virtue of, or becomes prohibited from being a director by reason of, an order made under any provisions of any law or enactment; (e) such director is removed from office by notice addressed to such director at their last known address and signed by all of the co-directors (not being less than two in number); or (f) such director is removed from office by ordinary resolution.

Terms of Directors

A director shall hold office until such time as he or she resigns his office by notice in writing to us, is removed from office by ordinary resolution or is otherwise disqualified from acting as a director or removed in accordance with the Articles.

Board Diversity Matrix

The table below sets forth the board diversity matrix of our board of directors as of the date of this annual report pursuant to NASDAQ’s Board Diversity Rule.

Board Diversity Matrix (as of December 31, 2022)
Country of Principal Executive Offices:	Hong Kong, China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

D. Employees

As of April 28, 2023, we had approximately 400 full-time employees. The following table sets forth the number of our employees categorized by function and geographic region as of the date of this annual report:

Function:	As of April 28, 2023
General and administrative	149
Operations	119
Products	30
Research and development	41
Sales and marketing	58

Total	397

Geographic Region:	As of April 28, 2023
The U.K.	33
Hong Kong	146
Taiwan	159
Others	59
Total	397

As of April 28, 2023, we had approximately 400 employees and operated across nine locations, including the U.K., Hong Kong, Taiwan, Japan, India, South Africa and Southeast Asia. Our employees are primarily located in the U.K., Hong Kong and Taiwan. We believe we generally have good relationships with our employees.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 18, 2023 by:

•	each person known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares;

•	each of our directors and executive officers; and

•	all our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option, warrants or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to twenty (20) votes per share.

The percentage of our ordinary shares beneficially owned is computed on the basis of 136,952,037 Class A Ordinary Shares and 22,596,703 Class B Ordinary Shares issued and outstanding as of April 18, 2023.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Total Ordinary Shares	% of Voting Power(2)
Directors and Executive Officers(1)
Yeung Danny Sheng Wu(3)	—	22,596,703	22,596,703	14.16%	76.74%
Cheng Yin Pan (Ben)	—	—	—	—	—
Dr. Cui Zhanfeng	*	—	*	*	*
Ian Ying Woo	—	—	—	—	—
Chiu Wing Kwan Winnie(4)	*	—	*	*	*
Dr. Tzang Chi Hung Lawrence(5)	8,043,176	—	8,043,176	5.04%	1.37%
Lo Hoi Chun (Stephen)	2,093,612	—	2,093,612	1.31%	*
Dr. Ong Shih-Chang	*	—	*	*	*
Dr. Senthil Sundaram	*	—	*	*	*
Dr. Wong Yung Ho Peter	*	—	*	*	*
All Directors and Executive Officers as a Group	12,529,476	22,596,703	35,126,179	22.02%	78.87%

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Total Ordinary Shares	% of Voting Power(2)
Principal Shareholders
Prudential Hong Kong Limited(6)	12,660,138	—	12,660,138	7.93%	2.15%
Woodbury Capital Management Limited(7)	11,192,524	—	11,192,524	7.02%	1.90%
Da Yeung Limited(3)	—	9,713,864	9,713,864	6.09%	32.99%
Genetel Bioventures Limited(8)	9,206,785	—	9,206,785	5.77%	1.56%

*	Less than 1% of the total number of outstanding ordinary shares
(1)	The business address for the directors and executive officers of the Company is Unit 701-706, K11 Atelier King’s Road, 728 King’s Road, Quarry Bay, Hong Kong.
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

(3)

Represents 9,713,864 Class B Ordinary Shares held by Da Yeung Limited, a British Virgin Islands company and 12,882,839 Class B Ordinary Shares held by Yeung Danny Sheng Wu. Da Yeung Limited is wholly owned by Yeung Danny Sheng Wu. The registered address of Da Yeung Limited is Coastal Building, Wickham’s Cay II, P. 0. Box 2221, Road Town, Tortola, VG 1110, British Virgin Islands.

(4)

Represents Class A Ordinary Shares held by Lucky Rider Investments Limited, a British Virgin Islands company. Lucky Rider Investments Limited is wholly owned by Chiu Wing Kwan Winnie. The registered address of Lucky Rider Investments Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(5)

Represents 3,840,716 Class A Ordinary Shares held by For Excelsiors Limited, a British Virgin Islands company, and 4,202,460 Class A Ordinary Shares held by Tzang Chi Hung Lawrence. For Excelsiors Limited is wholly owned by Tzang Chi Hung Lawrence. The registered address of For Excelsiors Limited is Coastal Building, Wickham’ s Cay II, P. 0. Box 2221, Road Town, Tortola, VG 1110, British Virgin Islands.

(6)	The number of the Class A Ordinary Shares is as reported in a Schedule 13G/A filed by Eastspring Investments (Singapore) Limited on February 8, 2023.
(7)

Represents (i) 6,066,863 Class A Ordinary Shares held by Woodbury Capital Management Limited and (ii) 5,125,661 Class A Ordinary Share issuable upon the exercise of 3,973,381 redeemable Warrants held by Woodbury Capital Management Limited on the basis that one redeemable Warrant is exercisable into 1.29 Class A Ordinary Share. The number of the Class A Ordinary Shares is as reported in a Schedule 13G filed by Woodbury Capital Management Limited on June 29, 2022.

(8)	The number of the Class A Ordinary Shares is as reported in a Schedule 13G jointly filed by Genetel Bioventures Limited and Michael Yang Mengsu on August 17, 2022.

F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Business Combination

On May 18, 2022, the Company consummated the transactions contemplated by the previously announced business combination pursuant to the Business Combination Agreement, by and among the Company, Artisan, Artisan Merger Sub, Prenetics Merger Sub and Prenetics. Pursuant to the Business Combination Agreement, (i) Artisan merged with and into Artisan Merger Sub, with Artisan Merger Sub surviving and remaining as our wholly owned subsidiary and (ii) following the Initial Merger, Prenetics Merger Sub merged with and into Prenetics, with Prenetics being the surviving entity and becoming our wholly owned subsidiary.

The Business Combination Agreement contained customary representations and warranties and pre- and post-closing covenants of each party and customary closing conditions.

The Initial Merger

As a result of the Initial Merger, at the Initial Merger Effective Time (i) all the property, rights, privileges, agreements, powers and franchises, liabilities and duties of Artisan and Artisan Merger Sub became the property, rights, privileges, agreements, powers and franchises, liabilities and duties of Artisan Merger Sub as the surviving company, and Artisan Merger Sub thereafter became as a wholly owned subsidiary of the Company and the separate corporate existence of Artisan ceased to exist, (ii) each issued and outstanding security of Artisan immediately prior to the Initial Merger Effective Time was cancelled in exchange for or converted into securities of the Company or other rights or property as set out below, (iii) Cheng Yin Pan (Ben) was appointed as a director on the board of directors of the Company, in addition to the then existing director of the Company, the then existing officers (if any) ceased to hold office and the initial officers of the Company from the Initial Merger Effective Time were appointed as determined by us, (iv) Cheng Yin Pan (Ben) was appointed as a director on the board of directors of Artisan Merger Sub and held office until the Acquisition Effective Time, in addition to the then existing director of Artisan Merger Sub, the then existing officers of Artisan Merger Sub (if any) ceased to hold office and the initial officers of Artisan Merger Sub from the Initial Merger Effective Time were appointed as determined by us, (v) Artisan Merger Sub’s memorandum and articles of association was amended and restated to read in their entirety in the form attached as Exhibit G to the Business Combination Agreement, and (vi) the Company’s memorandum and articles of association were amended and restated to read in their entirety in the form attached as Exhibit Ito the Business Combination Agreement.

Subject to the terms and conditions of the Business Combination Agreement, at the Initial Merger Effective Time:

•

each Unit issued and outstanding immediately prior to the Initial Merger Effective Time was automatically detached and the holder thereof was deemed to hold one Artisan Public Share and one-third of an Artisan Public Warrant;

•

immediately following the separation of each Unit, each Artisan Public Share (which, for the avoidance of doubt, includes the Artisan Public Shares held as a result of the separation of the Units and Artisan Public Shares issued in the Class B Recapitalization) issued and outstanding immediately prior to the Initial Merger Effective Time (excluding Artisan Public Shares that are held by Artisan shareholders that validly exercise their redemption rights, Dissenting Artisan Shares and Artisan treasury shares) was cancelled in exchange for the right to receive the number of newly issued Class A Ordinary Shares equal to the Class A Exchange Ratio;

•

each Artisan Warrant (which, for the avoidance of doubt, includes the Artisan Public Warrants held as a result of the separation of the Units) outstanding immediately prior to the Initial Merger Effective Time ceased to be a warrant with respect to Artisan Public Shares and be assumed by the Company and converted into a warrant to purchase such number of Class A Ordinary Share equal to the Class A Exchange Ratio subject to substantially the same terms and conditions prior to the Initial Merger Effective Time in accordance with the provisions of the Assignment, Assumption and Amendment Agreement;

•

the single share in the capital of Artisan Merger Sub issued and outstanding immediately prior to the Initial Merger Effective Time and owned by the Company continued existing and constituted the only issued and outstanding share in the capital of Artisan Merger Sub; and

•

the holder of one share of the Company and any other shares of the Company immediately prior to the Initial Merger Effective Time surrendered such shares for no consideration to the Company and all such shares were cancelled by the Company.

The sum of all Class A Ordinary Shares received by Artisan shareholders is referred to as “Initial Merger Consideration.”

The Acquisition Merger

Following the Initial Merger, as a result of the Acquisition Merger, at the Acquisition Effective Time (i) all the property, rights, privileges, agreements, powers and franchises, liabilities and duties of Prenetics Merger Sub and Prenetics became the assets and liabilities of Prenetics as the surviving company, and Prenetics became a wholly owned subsidiary of the Company and the separate corporate existence of Prenetics Merger Sub ceased to exist, (ii) each issued and outstanding security of Prenetics immediately prior to the Acquisition Effective Time was cancelled in exchange for or converted into securities of the Company or other rights or property as set out below, (iii) each share of Prenetics Merger Sub issued and outstanding immediately prior to the Acquisition Effective Time was automatically converted into one ordinary share of the surviving company, (iv) the board of directors and officers of Prenetics Merger Sub ceased to hold office, and the board of directors and officers of Prenetics was determined by us and (v) the memorandum and articles of association of Prenetics was amended and restated to read in their entirety in the form attached as Exhibit H to the Business Combination Agreement.

Subject to the terms and conditions of the Business Combination Agreement, at the Acquisition Effective Time:

•

each Prenetics Ordinary Share and Prenetics Preferred Share (other than Prenetics Key Executive Shares, Prenetics Dissenting Shares and Prenetics Treasury Shares) issued and outstanding immediately prior to the Acquisition Effective Time was cancelled in exchange for the right to receive such fraction of a newly issued Class A Ordinary Share that is equal to the Exchange Ratio, without interest, subject to rounding up to the nearest whole Class A Ordinary Share with respect to the total number of Class A Ordinary Shares to be received by each Prenetics shareholder;

•

each Prenetics Key Executive Share issued and outstanding immediately prior to the Acquisition Effective Time was cancelled in exchange for the right to receive such fraction of a newly issued Class B Ordinary Share that is equal to the Exchange Ratio, without interest, subject to rounding up to the nearest whole Class B Ordinary Share with respect to the total number of Class B Ordinary Shares to be received by Danny Yeung;

•

each Prenetics RSU outstanding immediately prior to the Acquisition Effective Time, whether vested or unvested, was automatically assumed by the Company and converted into an award of restricted share units representing the right to receive the number of Class A Ordinary Shares equal to (i) the number of Prenetics Ordinary Shares subject to such Prenetics RSU immediately prior to the Acquisition Effective Time multiplied by (ii) the Exchange Ratio (such product rounded down to the nearest whole number), and otherwise, was subject to substantially the same terms and conditions as were applicable to such Prenetics RSU immediately prior to the Acquisition Effective Time; and

•

each Prenetics Key Executive RSU outstanding immediately prior to the Acquisition Effective Time, whether vested or unvested, was automatically assumed by the Company and converted into an award of restricted share units representing the right to receive the number of Class B Ordinary Shares equal to (i) the number of Prenetics Ordinary Shares subject to such Prenetics Key Executive RSU immediately prior to the Acquisition Effective Time multiplied by (ii) the Exchange Ratio (such product rounded down to the nearest whole number), and otherwise, was subject to substantially the same terms and conditions as were applicable to such Prenetics Key Executive RSU immediately prior to the Acquisition Effective Time.

The sum of all the Ordinary Shares and other securities receivable by Prenetics shareholders is referred to as “Acquisition Merger Consideration,” and the Initial Merger Consideration and the Acquisition Merger Consideration are referred to as the “Shareholder Merger Consideration.” Prior to the Initial Merger Effective Time, the Company deposited with Continental as Exchange Agent (or another exchange agent reasonably acceptable to Artisan and Prenetics) the Shareholder Merger Consideration.

Related Agreements

This section describes the material provisions of certain additional agreements entered into pursuant to the Business Combination Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, and you are urged to read such Related Agreements in their entirety.

PIPE Financing (Private Placement)

Substantially concurrently with the execution of the Business Combination Agreement, the Company, Artisan and the PIPE Investors entered into PIPE Subscription Agreements, pursuant to which the PIPE Investors committed to subscribe for and purchase, in the aggregate, 6,000,000 Class A Ordinary Shares for $10 per share, for an aggregate purchase price equal to $60,000,000 (the “PIPE Investment”). Subsequently, the Company and Artisan entered into an Amendment to PIPE Subscription Agreement with each of the PIPE Investors, respectively, pursuant to which the number of Class A Ordinary Shares to be purchased by each PIPE Investor immediately prior to the Acquisition Effective Time is increased by multiplying (a) the number of Class A Ordinary Shares that such PIPE Investor agreed to purchase under the relevant PIPE Subscription Agreement by (b) the Class A Exchange Ratio, without additional consideration payable by such PIPE Investor.

Upon the consummation of the Business Combination, the Company received proceeds of $55.8 million from the PIPE Investment.

Prenetics Shareholder Support Agreements

Concurrently with the execution of the Business Combination Agreement, we, Artisan, Prenetics and certain of the shareholders of Prenetics entered into the Prenetics Shareholder Support Agreements. Pursuant to the Prenetics Shareholder Support Agreement, certain shareholders who hold an aggregate of at least 65% of the outstanding Prenetics Shares (on an as converted basis as of the date of the Business Combination Agreement) agreed, among other things: (a) to vote in favor of the transactions contemplated by the Business Combination Agreement or any other Related Agreements, (b) to appear at the Prenetics shareholders’ meeting in person or by proxy for purposes of counting towards a quorum, (c) to vote against any proposals that would or would be reasonably likely to in any material respect impede the transactions contemplated by the Business Combination Agreement or any other Related Agreements, (d) not to transfer any Prenetics Shares held by such shareholder, (e) to unconditionally and irrevocably waive the dissenters’ rights pursuant to the Cayman Islands Companies Act in respect to all Prenetics Shares held by such shareholders with respect to the Acquisition Merger, and (f) for the period after the Closing specified therein, not to transfer certain Ordinary Shares held by such shareholder, if any, subject to certain exceptions.

On October 1, 2021, one shareholder of Prenetics executed a Deed of Joinder with us, Artisan and Prenetics, pursuant to which such shareholder agreed to be bound by the Prenetics Shareholder Support Agreement and to comply with all of the terms and conditions thereof including the agreements described in the foregoing paragraph.

On March 30, 2022, the Company, Artisan, Prenetics, Danny Yeung and Dr. Lawrence Tzang entered into the Management Shareholder Support Agreement Amendment Deed, pursuant to which the lock-up period applicable to Danny Yeung is amended such that: (a) 50% of the Ordinary Shares to be acquired by him in the Business Combination would be subject to a lock-up of six (6) months after the Closing Date, and (b) the remaining 50% would be subject to a lock-up of twelve (12) months after the Closing Date, subject to certain exceptions.

For further details regarding Ordinary Shares subject to the lock-up, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Securities — Future resales of our ordinary shares issued to our shareholders and other significant shareholders may cause the market price of our Class A Ordinary Shares to drop significantly, even if our business is doing well.”

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, the Company, Artisan, Sponsor, Prenetics and the directors of Artisan entered into the Sponsor Support Agreement, pursuant to which Sponsor agreed, among other things and subject to the terms and conditions set forth therein: (a) to vote in favor of (i) the transactions contemplated in the Business Combination Agreement and the other transaction proposals, (b) to waive the anti-dilution rights it held in respect of the Founder Shares under the Artisan Articles, (c) to appear at the Extraordinary General Meeting for purposes of constituting a quorum, (d) to vote against any proposals that would materially impede the transactions contemplated in the Business Combination Agreement and the other transaction proposals, (e) not to redeem any Artisan Shares held by Sponsor, (f) not to amend that certain letter agreement between Artisan, Sponsor and certain other parties thereto, dated as of May 13, 2021, (g) not to transfer any Artisan Shares held by Sponsor, (h) to unconditionally and irrevocably waive the dissenters’ rights pursuant to the Cayman Islands Companies Act in respect to all Artisan Shares held by Sponsor with respect to the Initial Merger, to the extent applicable, (i) to release, effective as of the Acquisition Effective Time, the Company, Artisan, Prenetics and its subsidiaries from all claims in respect of or relating to the period prior to the Closing, subject to the exceptions set forth therein (with Prenetics agreeing to release the Sponsor and Artisan on a reciprocal basis) and (j) to agree to a lock-up of its Ordinary Shares, Warrants and Ordinary Shares received upon the exercise of any Warrants during the respective periods as set forth therein, subject to certain exceptions.

On March 30, 2022, the Company, Artisan, Prenetics, Sponsor and the Artisan directors entered into the Sponsor Support Agreement Amendment Deed, pursuant to which the lock-up period applicable to Sponsor was amended such that (a) 50% of the Ordinary Shares to be acquired by the Sponsor in the Business Combination would be subject to a lock-up of six (6) months after the Closing Date, and (b) the remaining 50% will be subject to a lock-up of twelve (12) months after the Closing Date, subject to certain exceptions.

For further details regarding Ordinary Shares subject to the lock-up, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Securities — Future resales of our ordinary shares issued to our shareholders and other significant shareholders may cause the market price of our Class A Ordinary Shares to drop significantly, even if our business is doing well.”

Sponsor Agreement

On March 30, 2022 and in connection with the BCA Amendment, the Company, Prenetics and Artisan entered into the Sponsor Agreement with the Sponsor and the Artisan independent directors, pursuant to and subject to the terms of which, among other things, immediately prior to the consummation of the Initial Merger, Sponsor and the Artisan independent directors contributed, transferred, assigned, conveyed and delivered to Artisan all of their respective right, title and interest in, to and under their Founder Shares in exchange for Artisan Public Shares, and the Sponsor also surrendered and forfeited certain Private Placement Warrants for no consideration. In connection with the foregoing and immediately prior to the consummation of the Initial Merger, (i) all 9,133,558 outstanding Founder Shares held by Sponsor were exchanged and converted into such number of Artisan Public Shares equal to (x) 6,933,558, divided by (y) the Class A Exchange Ratio; (ii) the aggregate of 100,000 outstanding Founder Shares held by the Artisan independent directors were exchanged and converted into such number of Artisan Public Shares equal to (x) 100,000, divided by (y) the Class A Exchange Ratio; and (iii) the Sponsor automatically irrevocably surrendered and forfeited to Artisan for no consideration, as a contribution to capital, such number of Private Placement Warrants equal to (x) 5,857,898 minus (y) the quotient obtained by dividing 5,857,898 by the Class A Exchange Ratio.

Registration Rights Agreement

Concurrently with the execution of the Business Combination Agreement, Artisan, the Company, Sponsor and certain holders of Prenetics securities entered into the Registration Rights Agreement, which became effective upon the Closing, pursuant to which, among other things, the Company agreed to undertake certain resale shelf registration obligations in accordance with the Securities Act and Sponsor and the holders of Prenetics securities have been granted customary demand and piggyback registration rights. Following the execution of the Business Combination Agreement and on November 8, 2021, all existing parties to the Registration Rights Agreement and several shareholders of Prenetics entered into a joinder agreement, pursuant to which such shareholders of Prenetics agreed to be bound by the terms and conditions of, and were granted the registration rights under, the Registration Rights Agreement.

Assignment, Assumption and Amendment Agreement

Concurrently with the execution of the Business Combination Agreement, Artisan, the Company and Continental entered into the Assignment, Assumption and Amendment Agreement and amended the Existing Warrant Agreement, pursuant to which, among other things, Artisan assigned all of its right, title and interest in the Existing Warrant Agreement to the Company, and the Company assumed such assignment from Artisan, including the warrants provided for under the Existing Warrant Agreement, in each case effective upon the Initial Closing.

Forward Purchase Agreements

Prior to the IPO, Artisan entered into the Forward Purchase Agreements, pursuant to which the Forward Purchase Investors agreed to purchase an aggregate of 6,000,000 Artisan Public Shares plus 1,500,000 redeemable Artisan Warrants, for a purchase price of $10.00 per Artisan Public Share, as applicable, or $60,000,000 in the aggregate, in a private placement to close immediately prior to the closing of the initial business combination of Artisan. Concurrently with the execution of the Business Combination Agreement, the Forward Purchase Investors entered into Deeds of Novation and Amendment, pursuant to which the Forward Purchase Investors agreed to replace their commitments to purchase the Artisan Public Shares and Artisan Warrants under the Forward Purchase Agreements with the commitment to purchase an aggregate of 6,000,000 Class A Ordinary Shares plus 1,500,000 redeemable Warrants, for a purchase price of $10.00 per Class A Ordinary Share, as applicable, or $60,000,000 in the aggregate, in a private placement to close immediately prior to the Closing.

Concurrently with the execution of the BCA Amendment, Artisan, the Company and Sponsor entered into an Amendment to Deed of Novation and Amendment with each of the Forward Purchase Investors, respectively, pursuant to which (i) the number of Class A Ordinary Shares was purchased by each Forward Purchase Investor immediately prior to the Acquisition Effective Time was increased by multiplying (a) the number of Class A Ordinary Shares that such Forward Purchase Investor agreed to purchase under the relevant Amended Forward Purchase Agreement by (b) the Class A Exchange Ratio, without additional consideration payable by such Forward Purchase Investor; (ii) the lock-up period applicable to such Forward Purchase Investor was amended to six months after the consummation of the Business Combination, subject to an earlier release if certain criteria are met; and (iii) such Forward Purchase Investor converted all Founder Shares held by it into Artisan Public Shares on a one-for-one basis immediately prior to the Initial Closing.

Lock-Up Agreements

Following the execution of the Business Combination Agreement and on November 8, 2021, and November 30, 2021, and January 23, 2022, respectively, certain Prenetics shareholders who were not parties to the relevant Prenetics Shareholders Support Agreement entered into the respective lock-up agreements with the Company, Prenetics and Artisan, pursuant to which each shareholder agreed to the lock-up arrangements same as those applicable to the Prenetics shareholders who were parties to the Prenetics Shareholders Support Agreements (other than Danny Yeung), such that the our ordinary shares to be acquired by such Prenetics shareholders are subject to a lock-up for 180 days following the consummation of the Business Combination.

For further details regarding Ordinary Shares subject to the lock-up, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Securities — Future resales of our ordinary shares issued to our shareholders and other significant shareholders may cause the market price of our Class A Ordinary Shares to drop significantly, even if our business is doing well.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plans.”

Other Related Party Transactions

In 2020, we sold testing kits to Prudential Hong Kong Limited, one of Prenetics’ major shareholders, and generated revenues in an aggregate amount of US$16,950.

In 2020 and 2021, we purchased inventory and lab equipment from a joint venture in which Prenetics indirectly held approximately 44.07% equity interests, and paid an aggregate amount of US$21,119 and US$53,981, respectively.

In 2021 and 2022, we paid consulting fee to Oxford Engtech Ltd., which is controlled by an existing director of Prenetics, in an aggregate amount of US$90,353 and US$30,630, respectively.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may be subject to litigation and/or other claims incidental to our ordinary course of business. There are currently no claims or actions pending against us, that, in the view of our management, are likely to have a material adverse effect on our business.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Intellectual Property and Legal Proceedings — We may be subject to legal proceedings and litigation, which are costly to defend, and adverse publicity about any investigation, litigation, regulatory or legal action against us or our senior management could harm our reputation and business.”

Dividend Policy

We have not declared or paid any cash dividend on our Class A Ordinary Shares as of the date of this annual report. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any further determination to pay dividends on our ordinary shares would be at the discretion of our board of directors, subject to applicable laws, and would depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.  THE OFFER AND LISTING

A. Offering and Listing Details

See “C. Markets.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares and Warrants are listed on NASDAQ under the symbols “PRE” and “PRENW,” respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in the section titled “Description of Share Capital” of our F-1 registration statement (File No. 333-265284), as amended, initially filed with the SEC on May 27, 2022.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 3. Risk Factors — Risks Relating to Our Business and Industry,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions,” or elsewhere in this annual report.

D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to non-resident holders of its ordinary shares.

E. Taxation

U.S. Federal Income Tax Considerations to U.S. Holders

General

The following is a general discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the acquisition, ownership and disposition of our securities. No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of our securities; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to U.S. federal income tax considerations relevant to U.S. Holders that hold our securities as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

•	our officers or directors;

•	banks, financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers that are subject to the mark-to-market accounting rules;

•	tax-exempt entities;

•	S-corporations, partnerships and other pass-through entities or arrangements;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	expatriates or former long-term residents of the United States;

•	persons that actually or constructively own five percent or more of our shares by vote or value;

•	persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;

•	persons subject to the alternative minimum tax or the base erosion and anti-abuse tax;

•	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

As used in this annual report, the term “U.S. Holder” means a beneficial owner of our securities that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect under applicable U.S. Treasury regulations a valid election to be treated as a U.S. person.

Moreover, the discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift, estate or Medicare contribution tax laws, or state, local or non-U.S. tax laws.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of the partnership or a partner in the partnership will generally depend on the status of the partner and the activities of the partner and the partnership. If you are a partnership or a partner of a partnership holding our securities, we urge you to consult your own tax advisor.

This summary does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of acquiring, owning and disposing of our securities. Holders of our securities should consult with their tax advisors regarding the particular tax consequences to them of the acquisition, ownership and disposition of our securities, including the applicability and effects of U.S. federal, state, local, and other tax laws.

Taxation of Distributions

We do not anticipate paying any cash distributions on our Class A Ordinary Shares in the foreseeable future. However, subject to the possible applicability of the PFIC rules discussed below under “Passive Foreign Investment Company Status,” if we do make a distribution of cash or other property on our Class A Ordinary Shares, a U.S. Holder will generally be required to include in gross income as a dividend the amount of any distribution paid on our Class A Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder at regular rates. Subject to the PFIC rules described below, distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in our Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will generally be treated as capital gain from the sale or exchange of such ordinary shares (see “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants” below). We do not intend to provide calculations of our earnings and profits under U.S. federal income tax principles. A U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will generally not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions, dividends will generally be taxed at the lower applicable long-term capital gains rate (see “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants” below) provided that our Class A Ordinary Shares are readily tradable on an established securities market in the United States, and we are not treated as a PFIC in the year the dividend is paid or in the preceding year and certain holding period and other requirements are met. U.S. Treasury Department guidance indicates that shares listed on NASDAQ (on which the Class A Ordinary Shares are listed) will be considered readily tradable on an established securities market in the United States. Even if the Class A Ordinary Shares are listed on NASDAQ, there can be no assurance that our Class A Ordinary Shares will be considered readily tradable on an established securities market in future years. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to Class A Ordinary Shares.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants

Subject to the PFIC rules described below under “Passive Foreign Investment Company Status,” a U.S. Holder will generally recognize capital gain or loss on the sale or other taxable disposition of our Class A Ordinary Shares or Warrants in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares or Warrants. A U.S. Holder’s adjusted tax basis in its Class A Ordinary Shares or Warrants will generally equal the U.S. Holder’s acquisition cost reduced by any prior distributions treated as a return of capital. Please see “— Exercise, Lapse or Redemption of a Warrant” below for a discussion regarding a U.S. Holder’s basis in a Class A Ordinary Share acquired pursuant to the exercise of a Warrant.

Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such Class A Ordinary Shares or Warrants exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. The deduction of capital losses is subject to certain limitations.

Exercise, Lapse or Redemption of a Warrant

Subject to the PFIC rules described below under “Passive Foreign Investment Company Status” and except as discussed below with respect to the cashless exercise of a Warrant, a U.S. Holder will generally not recognize gain or loss upon the acquisition of a Class A Ordinary Share on the exercise of a Warrant for cash. A U.S. Holder’s tax basis in a Class A Ordinary Share received upon exercise of the Warrant will generally be an amount equal to the sum of the U.S. Holder’s tax basis in the Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for a Class A Ordinary Share received upon exercise of the Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Warrant and will not include the period during which the U.S. Holder held the Warrant. If a Warrant is allowed to lapse unexercised, a U.S. Holder will generally recognize a capital loss equal to such holder’s tax basis in the Warrant.

The tax consequences of a cashless exercise of a Warrant are not clear under current U.S. federal income tax law. Subject to the PFIC rules discussed below, a cashless exercise may be tax-free, either because the exercise is not a realization event or because the exercise is treated as a “recapitalization” for U.S. federal income tax purposes. Although we expect a U.S. Holder’s cashless exercise of our Warrants (including after we provide notice of our intent to redeem warrants for cash) to be treated as a recapitalization, a cashless exercise could alternatively be treated as a taxable exchange in which gain or loss would be recognized.

In either tax-free situation, a U.S. Holder’s tax basis in the Class A Ordinary Shares received would generally equal the U.S. Holder’s tax basis in the Warrants exercised therefor. If the cashless exercise is not treated as a realization event, it is unclear whether a U.S. Holder’s holding period for the Class A Ordinary Share will commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant. If the cashless exercise is treated as a recapitalization, the holding period of the Class A Ordinary Shares would include the holding period of the Warrants exercised therefor.

It is also possible that a cashless exercise may be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered Warrants with an aggregate fair market value equal to the exercise price for the total number of Warrants to be exercised. Subject to the PFIC rules discussed below, the U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the warrants deemed surrendered and the U.S. Holder’s adjusted tax basis in such Warrants. In this case, a U.S. Holder’s tax basis in the Class A Ordinary Shares received would equal the U.S. Holder’s tax basis in the Warrants exercised plus the exercise price of such warrants. It is unclear whether a U.S. Holder’s holding period for the Class A Ordinary Shares would commence on the date of exercise of the warrant or the day following the date of exercise of the Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, a U.S. Holder should consult its tax advisor regarding the tax consequences of a cashless exercise.

Subject to the PFIC rules described below, if we redeem Warrants for cash or purchases Warrants in an open market transaction, such redemption or purchase will generally be treated as a taxable disposition to the U.S. Holder, taxed as described above under “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants.”

Possible Constructive Distributions

The terms of each Warrant provide for an adjustment to the number of Class A Ordinary Shares for which the Warrant may be exercised or to the exercise price of the warrant in certain events, as discussed in the section titled “Description of Warrants” in Exhibit 2.5 to this annual report. An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the Warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases such U.S. Holders’ proportionate interests in our assets or earnings and profits (e.g. through an increase in the number of Class A Ordinary Shares that would be obtained upon exercise or through a decrease to the exercise price of a Warrant) as a result of a distribution of cash or other property to the holders of Class A Ordinary Shares which is taxable to the U.S. Holders of such Class A Ordinary Shares as described under “— Taxation of Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest.

Passive Foreign Investment Company Status

The treatment of U.S. Holders of our Class A Ordinary Shares and Warrants could be materially different from that described above if we are or were treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Based on our composition of assets and market capitalization (which is subject to fluctuation), we believe that we were not a PFIC for the taxable year ended December 31, 2022. There can be no assurance regarding our PFIC status for the current taxable year or foreseeable future taxable years, however, because our PFIC status is a factual determination made annually that will depend, in part, upon the composition of our income and assets. The value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined in part by reference to the market price of our ordinary shares from time to time (which may be volatile). Because we will generally take into account our current market capitalization in estimating the value of our goodwill and other unbooked intangibles, our PFIC status for the current taxable year and foreseeable future taxable years may be affected by our market capitalization. Recent fluctuations in our market capitalization create a material risk that we may be classified as a PFIC for the current taxable year and foreseeable future taxable years. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances in which our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or in which we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

Because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service (the “IRS”) may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which could cause us to become classified as a PFIC for the current or subsequent taxable years. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares or Warrants, the PFIC rules discussed below will generally apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future taxable years even if we cease to be a PFIC.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Class A Ordinary Shares or Warrants and, in the case of Class A Ordinary Shares, the U.S. Holder did not make an applicable purging election or a mark-to-market election, such U.S. Holder would generally be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Class A Ordinary Shares or Warrants and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Class A Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Class A Ordinary Shares).

Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares or Warrants;

•

the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we were a PFIC, will be taxed as ordinary income;

•

the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

If we are a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, a U.S. Holder would generally be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we (or our subsidiary) receive a distribution from, or dispose of all or part of the interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

QEF Election, Market-Market Election and Purging Election

In general, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of such U.S. Holder’s Class A Ordinary Shares (but not Warrants) by making and maintaining a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends.

A U.S. Holder may not make a QEF election with respect to its Warrants. As a result, if a U.S. Holder sells or otherwise disposes of such Warrants (other than upon exercise of such Warrants for cash) and we were a PFIC at any time during the U.S. Holder’s holding period of such Warrants, any gain recognized will generally be treated as an excess distribution, taxed as described above. If a U.S. Holder that exercises such Warrants properly makes and maintains a QEF election with respect to the newly acquired Class A Ordinary Shares (or has previously made a QEF election with respect to Class A Ordinary Shares), the QEF election will apply to the newly acquired Class A Ordinary Shares. Notwithstanding such QEF election, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired Class A Ordinary Shares (which will generally be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the Warrants), unless the U.S. Holder makes a purging election under the PFIC rules.

Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. Under another type of purging election, we will be deemed to have made a distribution to the U.S. Holder of such U.S. Holder’s pro rata share of our earnings and profits as determined for U.S. federal income tax purposes. In order for the U.S. Holder to make the second election, we must also be determined to be a “controlled foreign corporation” as defined by the Code (which is not currently expected to be the case). As a result of either purging election, the U.S. Holder will have a new basis and holding period in the Class A Ordinary Share acquired upon the exercise of the warrants solely for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from us. We have not determined whether we will provide U.S. Holders this information if we determine that we are or will become a PFIC.

Alternatively, if we are a PFIC and the Class A Ordinary Shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) the Class A Ordinary Shares, makes a mark-to-market election with respect to such shares for such taxable year. Such U.S. Holder will generally include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Class A Ordinary Shares at the end of such year over its adjusted basis in its Class A Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Class A Ordinary Shares over the fair market value of its Class A Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Class A Ordinary Shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to Warrants.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including NASDAQ (on which the Class A Ordinary Shares are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Moreover, a mark-to-market election made with respect to Class A Ordinary Shares would not apply to a U.S. Holder’s indirect interest in any lower tier PFICs in which we own shares. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to the Class A Ordinary Shares under their particular circumstances.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of the Class A Ordinary Shares and Warrants should consult their tax advisors concerning the application of the PFIC rules to our securities under their particular circumstances.

Cayman Islands Tax Considerations

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of Class A Ordinary Shares, as the case may be, nor will gains derived from the disposal of the Class A Ordinary Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of our securities or on an instrument of transfer in respect of a Class A Ordinary Share or a Warrant.

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, have obtained undertakings from the Governor in Cabinet of the Cayman Islands in the following form:

The Tax Concessions Law

Undertaking as to Tax Concessions

In accordance with the Tax Concessions Act (2018 Revision) of the Cayman Islands, the Governor in Cabinet of the Cayman Islands has undertaken with the Company:

(a)	no law which is thereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

(b)	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)	on or in respect of the shares, debentures or other obligations of the Company; or

(ii)	by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act (2018 Revision).

The concessions apply for a period of TWENTY years from September 21, 2021.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands save certain stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational filing requirements of the Exchange Act, and are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on our website at https://ir.prenetics.com/. In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to foreign currency, credit and liquidity risks in the ordinary course of our business. For more information about financial risks that we are exposed to, see Note 31 to our audited consolidated financial statements included elsewhere in this annual report.

Foreign Currency risk

We are exposed to currency risk primarily through our subsidiaries operating outside of Hong Kong with assets and liabilities denominated in currencies other than Hong Kong dollars (“HKD”), which primarily include the USD and the Renminbi (“RMB”). As HKD is pegged to USD, we consider the risk of movements in exchange rates between HKD and USD to be insignificant. We do not believe that we currently have any significant direct foreign exchange risk, and we have not engaged in the hedging of our foreign currency transactions to date. Although our exposure to foreign exchange risks should be limited in general, the reporting result of operations in the financial statements will be affected by the exchange rate between USD and HKD, as we use USD as the reporting currency.

Our exposure to currency risk arising from recognized assets or liabilities denominated in USD as of December 31, 2022 is $7.6 million, and our exposure to currency risk arising from recognized assets or liabilities denominated in RMB as of December 31, 2022 is $1.2 million. A hypothetical 1% increase in the exchange rate between USD and HKD would increase our loss after tax by $63,061, and a hypothetical 5% increase in the exchange rate between RMB and HKD would increase our loss after tax by $48,298, for the year ended December 31, 2022.

Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to us. Our credit risk is primarily attributable to our trade receivables and cash and cash equivalents.

Our credit risk arising from cash and cash equivalents is limited because the counterparties are banks and financial institutions with good credit rating for which we consider to have low credit risk. Our exposure to credit risk arising from trade receivables is influenced mainly by the individual characteristics of each customer. As of December 31, 2022, 56% and 73% of the total trade receivables were due from our largest customer and our five largest customers, respectively. We limit our credit risk arising from trade receivables by performing individual credit evaluations on all customers requiring credit over a certain amount, which take into account the customer’s past payment history, financial position and other factors.

Liquidity Risk

We manage our liquidity risk by regularly monitoring our liquidity requirements to ensure that we maintain sufficient reserves of cash to meet our liquidity requirements in the short and longer term.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ian Ying Woo, an independent director (within the meaning of the NASDAQ listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act) satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees. The code applies to all directors, officers, employees and extended workforce, including the Chairperson and Chief Executive Officer and Chief Financial Officer. A copy of our Code of Business Conduct and Ethics is available on our website at https://ir.prenetics.com/corporate-governance/documents-charters.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is KPMG (PCAOB ID: 1181), which is located in Hong Kong.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG for the years indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2021	2022
	(in thousands of USD)
Audit fees(1)	2,054	1,586
Audit-related fees(2)	8	8
Tax fees(3)	14	5
All other fees	—	—

Notes:

(1)

“Audit fees” represent the audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our financial statements and to issue an opinion on the local statutory financial statements. Audit fees also include services such as reviews of quarterly financial results and limited review procedures of quarterly financial results.

(2)

“Audit-related fees” represent fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements or for services that were traditionally performed by the external auditor.

(3)	“Tax fees” represent fees billed for professional services for tax compliance and tax advice.

The policy of our audit committee is to pre-approve all audit and other service provided by KPMG as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On November 30, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$20 million of our Class A Ordinary Shares in the open market over the following 24 months. As of the date of this annual report, we had repurchased 1,684,757 Class A Ordinary Shares under this share repurchase program. The table below is a summary of the shares repurchased by us in 2022 and January to April of 2023. All shares were repurchased in the open market pursuant to the share repurchase program announced on November 30, 2022.

	Total Number of Ordinary Shares Purchased	Average Price Paid Per Ordinary Share (US$)	Total Number of Ordinary Shares Purchased as Part of the Publicly Announced Program	Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased Under the Program (US$, in millions)
Period
December 1, 2022 – December 31, 2022	320,094	2.10	320,094	19.33

January 1, 2023 – January 31, 2023	0	N/A	0	19.33

February 1, 2023 – February 28, 2023	0	N/A	0	19.33

March 1, 2023 – March 31, 2023	1,364,663	0.81	1,364,663	18.22

April 1, 2023 – April 30, 2023	0	N/A	0	N/A

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a foreign private issuer and a “controlled company” as defined under the NASDAQ rules. Mr. Yeung, chairman of our board of directors and our chief executive officer, owns more than 50% of the total voting power of all issued and outstanding ordinary shares. For so long as we remain a foreign private issuer or a “controlled company” under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from certain corporate governance rules, including: an exemption from the rule that a majority of the board of directors must be independent directors; an exemption from the rule that director nominees must be selected or recommended solely by independent directors or by a nominations committee that is comprised entirely of independent directors; an exemption from the rule that our board of directors must have a compensation committee that is comprised solely of independent directors; an exemption from the requirement that an audit committee be comprised of at least three members; an exemption from the requirement that an annual general meeting must be held; and an exemption from the requirement that we must obtain shareholder approval prior to a plan or other equity compensation arrangement is established or materially amended; and an exemption from the requirement to obtain shareholder approval for issuing additional securities exceeding 20% of our outstanding ordinary shares.

We intend to rely on the exemptions listed above available to foreign private issuers and “controlled company.” We are not required to and will not voluntarily meet this requirement. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES.

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide consolidated financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Prenetics Global Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Memorandum and Articles of Association of Prenetics Global Limited (incorporated by reference to Exhibit 1.1 to Shell Company Report on Form 20-F (Reg. No. 001-41401), filed with the SEC on May 27, 2022).

2.1	Specimen ordinary share certificate of Prenetics Global Limited (incorporated by reference to Exhibit 4.1 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).

2.2	Specimen warrant certificate of Prenetics Global Limited (incorporated by reference to Exhibit 4.2 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).

2.3	Warrant Agreement, dated May 13, 2021, between Artisan and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).

2.4	Assignment, Assumption and Amendment Agreement, dated as of September 15, 2021, by and among Prenetics Global Limited, Artisan Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.8 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).

2.5*	Description of Securities

4.1	Business Combination Agreement, dated as of September 15, 2021, by and among Artisan Acquisition Corp., Prenetics Global Limited, Prenetics Group Limited, AAC Merger Limited, and PGL Merger Limited (incorporated by reference to Exhibit 2.1 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).

4.2	Amendment to Business Combination Agreement, dated as of March 30, 2022, by and among Artisan Acquisition Corp., Prenetics Global Limited, Prenetics Group Limited, AAC Merger Limited, and PGL Merger Limited (incorporated by reference to Exhibit 2.2 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).

4.3	Registration Rights Agreement, dated as of September 15, 2021, by and among Prenetics Global Limited, Artisan Acquisition Corp., Artisan LLC and other parties named therein (incorporated by reference to Exhibit 10.5 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).

4.4†	2022 Share Incentive Plan (incorporated by reference to Exhibit 4.4 to Shell Company Report on Form 20-F (Reg. No. 001-41401), filed with the SEC on May 27, 2022).

Exhibit Number	Description

4.5	Form of Indemnification Agreement between Prenetics Global Limited and each executive officer of Prenetics Global Limited (incorporated by reference to Exhibit 10.10 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).

4.6	Form of PIPE Subscription Agreements (incorporated by reference to Exhibit 10.1 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).

4.7	Deed of Novation and Amendment, dated as of September 15, 2021, by and among Artisan Acquisition Corp., Prenetics Global Limited, Artisan LLC and Aspex Master Fund (incorporated by reference to Exhibit 10.2 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).

4.8	Deed of Novation and Amendment, dated as of September 15, 2021, by and among Artisan Acquisition Corp., Prenetics Global Limited, Artisan LLC and Pacific Alliance Asia Opportunity Fund L.P. (incorporated by reference to Exhibit 10.3 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).

4.9	Shareholder Support Agreement and Deed, dated as of September 15, 2021, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp., and certain management shareholders named therein (incorporated by reference to Exhibit 10.6 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).

4.10	Shareholder Support Agreement and Deed, dated as of September 15, 2021, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp., and certain shareholders named therein (incorporated by reference to Exhibit 10.7 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).

4.11	Sponsor Support Agreement, dated as of September 15, 2021, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp., Artisan LLC and other parties named therein (incorporated by reference to Exhibit 10.4 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).

4.12#	Patent License Agreement, dated June 10, 2020, by and among Oxsed Limited, Oxford University (Suzhou) Science & Technology Co., Ltd. and Oxford University Innovation Limited, as amended on October 14, 2020 (incorporated by reference to Exhibit 10.14 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).

4.13*#	Agreement for Sale and Purchase of the Issued Shares in ACT Genomics Holdings Company Limited, dated December 16, 2022, by and among Prenetics Global Limited, ACT Genomics and certain shareholders of ACT Genomics.

4.14*#	Agreement for Sale and Purchase of the Issued Shares in ACT Genomics Holdings Company Limited, dated January 3, 2023, by and among Prenetics Global Limited, Hongkong Berry Genomics Co., Limited and ACT Genomics.

4.15#	Collaboration Agreement, dated July 29, 2019, by and among Prenetics Limited, New Horizon Health Limited and Hangzhou New Horizon Health Technology Co., Ltd, as amended on December 18, 2019 (incorporated by reference to Exhibit 10.17 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).

Exhibit Number	Description

4.16	Deed of Joinder, dated October 1, 2021, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp. and Prudential Hong Kong Limited (incorporated by reference to Exhibit 10.18 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).

4.17	Form of Amendment to PIPE Subscription Agreements (incorporated by reference to Exhibit 10.19 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).

4.18	Form of Deed of Amendment to Deed of Novation and Amendment (incorporated by reference to Exhibit 10.20 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).

4.19	Sponsor Forfeiture and Conversion Agreement, dated as of March 30, 2022, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp., Artisan LLC, Mr. William Keller, Mr. Mitch Garber, Mr. Fan (Frank) Yu and Mr. Sean O’Neill (incorporated by reference to Exhibit 10.21 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).

4.20	Amendment to Sponsor Support Agreement, dated as of March 30, 2022, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp., Artisan LLC and other parties named therein (incorporated by reference to Exhibit 10.22 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).

4.21	Amendment to Shareholder Support Agreement, dated as of March 30, 2022, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp. and certain management shareholders named therein (incorporated by reference to Exhibit 10.23 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022).

8.1*	List of subsidiaries of Prenetics Global Limited

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Frost & Sullivan (incorporated by reference to Exhibit 23.3 to Amendment No. 3 to the Registration Statement on Form F-1 (Reg. No. 333-265284), filed with the SEC on June 28, 2022).

15.2*	Consent of KPMG

15.3*	Consent of KPMG

101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this Annual Report on Form 20-F.
**	Furnished with this Annual Report on Form 20-F.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#

Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Prenetics Global Limited

By:	/s/ Danny Sheng Wu Yeung
Name: Danny Sheng Wu Yeung
Title: Chief Executive Officer

Date: May 1, 2023

ANNEX A

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

On December 30, 2022, Prenetics Global Limited (the “Company”) acquired ACT Genomics Holdings Company Limited (“ACT”), an Asia based genomics company specializing in precision oncology with operations in Hong Kong, Taiwan, Japan, Singapore, Thailand and in the UK (the “ACT Acquisition”).

The following unaudited pro forma combined financial information combines the historical financial statements of the Company and ACT after giving effect to the ACT Acquisition using the acquisition method of accounting for business combinations and incorporating estimates, assumptions and pro forma adjustments as described in the accompanying notes to the unaudited pro forma combined financial information.

The unaudited pro forma combined statement of financial position gives effect to the ACT Acquisition as if it had occurred on September 30, 2022. The unaudited pro forma combined statements of profit or loss and other comprehensive income for the year ended December 31, 2021 and the nine months ended September 30, 2022 give effect to the ACT Acquisition as if it had occurred on January 1, 2021.

The unaudited pro forma combined financial information was prepared using: (a) the Company’s consolidated financial statements as of and for the year ended December 31, 2021, as included in this annual report on Form 20-F; (b) the historical consolidated financial statements of ACT as of and for the year ended December 31, 2021, as included in this annual report on Form 20-F; (c) the Company’s unaudited consolidated financial information as of and for the nine months ended September 30, 2022, as included in the Company’s Current Report on Form 6-K furnished with the SEC on November 10, 2022; and (d) the unaudited historical consolidated financial statements of ACT as of and for the nine months ended September 30, 2022, as included in this annual report on Form 20-F.

The unaudited pro forma combined financial information is presented to reflect the ACT Acquisition and do not represent what the Company’s results of operations or financial position would actually have been had the ACT Acquisition occurred on the dates noted above, or project the Company’s results of operations or financial position for any future periods. The unaudited pro forma combined financial information is intended to provide information about the continuing impact of the ACT Acquisition as if it had been consummated earlier. The pro forma adjustments are based on available information and certain assumptions that management believes are factually supportable and are expected to have a continuing impact on the Company’s results of operations. In the opinion of management, all adjustments necessary to present fairly the unaudited pro forma combined financial information has been made. Certain of ACT’s historical amounts have been reclassified to conform to the financial statement presentation of the Company.

The pro forma adjustments reflect various elements of the ACT Acquisition.

The Company is developing a plan to integrate the operations of the Company and ACT after the ACT Acquisition. In connection with that plan, management anticipates that certain non-recurring charges, such as operational relocation expenses, employee severance costs, equipment upgrading and standardization, product rebranding and consulting expenses, will be incurred in connection with this integration. Management cannot estimate the timing, nature and amount of such charges as of the date of this filing. However, any such charge could affect the future results of the Company in the period in which such charges are incurred. The unaudited pro forma combined financial information does not include the effects of the costs associated with any restructuring or other integration activities resulting from the ACT Acquisition. The unaudited pro forma combined financial information does not include the realization of any cost savings from operating efficiencies, synergies or other restructuring activities might result from the ACT Acquisition.

The unaudited pro forma combined financial information should be read in conjunction with the accompanying notes, which describe the assumptions and estimates underlying the adjustments set forth therein. Those assumptions, estimates, and related adjustments are based on information available at the time of this filing and, accordingly, the actual financial condition or performance of the Company following the ACT Acquisition in periods subsequent to the ACT Acquisition may differ materially from that which is reflected in the unaudited pro forma combined financial information.

PRENETICS GLOBAL LIMITED

UNAUDITED PRO FORMA COMBINED STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2022

(Expressed in United States dollar, except share and per share amounts)

	Company	ACT	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS:
Non-current assets:
Property, plant and equipment	$10,974,095	$6,089,315	$—		$17,063,410
Intangible assets	800,422	144,232	13,700,000	(a)	14,644,654
Goodwill	—	11,195,496	20,886,894	(a)	32,082,390
Deferred tax assets	7,696	212,843	—		220,539
Deferred expenses	7,393,072	—	—		7,393,072
Interests in associates	—	847,246	—		847,246
Other non-current assets	334,524	1,055,662	—		1,390,186

Total non-current assets	19,509,809	19,544,794	34,586,894		73,641,497
Current assets:
Inventories	8,210,825	1,656,798	—		9,867,623
Trade receivables	61,076,651	2,832,903	—		63,909,554
Deferred expenses	4,535,245	—	—		4,535,245
Deposits, prepayments and other receivables	6,356,168	1,062,229	—		7,418,397
Amount due from an associate	—	581,865	—		581,865
Financial assets at fair value through profit or loss	25,226,919	—	—		25,226,919
Cash and cash equivalents	144,686,487	6,365,469	(9,041,776)	(e)	142,010,180

Total current assets	250,092,295	12,499,264	(9,041,776)		253,549,783

Total assets	269,602,104	32,044,058	25,545,118		327,191,280

LIABILITIES AND EQUITY (DEFICIT):
Non-current liabilities
Deferred tax liabilities	224,189	507,603	2,427,229	(a)	3,159,021
Warrant liabilities	10,073,250	—	—		10,073,250
Redemption liabilities for ACT ordinary shares	—	195,264,717	(195,264,717)	(c)	—
Trade financing	—	59,045	—		59,045
Lease liabilities	2,488,780	1,576,743	—		4,065,523
Other non-current liabilities	—	232,594	—		232,594

Total non-current liabilities	12,786,219	197,640,702	(192,837,488)		17,589,433
Current liabilities:
Trade payables	9,077,855	728,457	—		9,806,312
Accrued expenses and other current liabilities	16,395,020	2,838,398	2,150,082	(e),(f)	21,383,500
Deferred consideration for acquisition	—	8,955,882	(8,955,882)	(d)	—
Contract liabilities	5,579,759	376,810	—		5,956,569
Lease liabilities	1,857,982	994,929	—		2,852,911
Liabilities for puttable financial instrument	—	—	17,140,806	(b)	17,140,806
Derivative financial instruments	—	15,100,000	(15,100,000)	(c)	—
Trade financing	9,741,503	23,489	—		9,764,992
Tax payable	6,894,415	5,607	—		6,900,022

Total current liabilities	49,546,534	29,023,572	(4,764,994)		73,805,112

Total liabilities	62,332,753	226,664,274	(197,602,482)		91,394,545

Equity:
Share capital	11,098	15,224	(13,488)	(b),(e)	12,834
Reserves	207,343,283	(194,295,201)	215,744,621	(b),(c),(d), (e),(f)	228,792,703
Non-controlling interests of the Company	(85,030)	—	7,076,228	(a)	6,991,198
ACT non-controlling interests	—	(340,239)	340,239	(a)	—

Total equity/(equity deficiency)	207,269,351	(194,620,216)	223,147,600		235,796,735

Total liabilities and equity	269,602,104	32,044,058	25,545,118		327,191,280

PRENETICS GLOBAL LIMITED

UNAUDITED PRO FORMA COMBINED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022

(Expressed in United States dollar, except share and per share amounts)

	Company	ACT	Transaction Accounting Adjustments		Pro Forma Combined
Revenue	$223,440,544	$11,398,374	$—		$234,838,918
Direct costs	(118,888,842)	(5,099,358)	—		(123,988,200)

Gross profit	104,551,702	6,299,016	—		110,850,718
Other income and other net (losses)/gain	(744,692)	(3,810,306)	—		(4,554,998)
Selling and distribution expenses	(10,798,052)	(3,920,473)	—		(14,718,525)
Research and development expenses	(11,913,427)	(4,464,230)	—		(16,377,657)
Restructuring costs in relation to UK and diagnostic business
- Impairment losses on intangible assets	(19,109,580)	—	—		(19,109,580)
- Impairment losses on goodwill	(3,272,253)	—	—		(3,272,253)
- Impairment losses on property, plant and equipment	(1,738,467)	—	—		(1,738,467)
- Write-off of prepayment	(3,549,298)	—	—		(3,549,298)
Administrative and other operating expenses	(81,359,051)	(4,576,613)	(1,027,500)	(d)	(86,963,164)

Loss from operations	(27,933,118)	(10,472,606)	(1,027,500)		(39,433,224)
Fair value loss on financial assets at fair value through profit or loss	(1,674,184)	—	—		(1,674,184)
Share-based payment on listing	(89,546,601)	—	—		(89,546,601)
Share of loss of associates	—	(319,409)	—		(319,409)
Fair value loss on preference shares liabilities	(60,091,353)	—	—		(60,091,353)
Fair value loss on warrant liabilities	(3,301,827)	—	—		(3,301,827)
Changes in carrying amount of redemption liabilities	—	(32,454,289)	32,454,289	(a)	—
Fair value loss on derivative financial instruments	—	(3,130,000)	3,130,000	(b)	—
Other finance costs	(4,082,155)	(537,909)	—		(4,620,064)

Loss before taxation	(186,629,238)	(46,914,213)	34,556,789		(198,986,662)
Income tax expenses	(5,432,092)	(615,141)	213,750	(d)	(5,833,483)

Loss for the period	(192,061,330)	(47,529,354)	34,770,539		(204,820,145)
Other comprehensive loss for the period	(7,602,604)	3,017,654	—		(4,584,950)

Total comprehensive loss for the period	(199,663,934)	(44,511,700)	34,770,539		(209,405,095)

Loss per share:
Basic and diluted weighted average shares outstanding ordinary shares	70,371,679		19,891,910	(c)	90,263,589
Basic and diluted net loss per share ordinary shares	(2.73)				(2.27)

PRENETICS GLOBAL LIMITED

UNAUDITED PRO FORMA COMBINED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31, 2021

(Expressed in United States dollar, except share and per share amounts)

	Company	ACT	Transaction Accounting Adjustments		Pro Forma Combined
Revenue	$275,852,753	$8,857,442	$—		$284,710,195
Direct costs	(169,721,542)	(3,534,556)	—		(173,256,098)

Gross profit	106,131,211	5,322,886	—		111,454,097
Other income and other net gain	138,948	3,345,027	—		3,483,975
Selling and distribution expenses	(21,932,322)	(5,776,126)	—		(27,708,448)
Research and development expenses	(10,563,952)	(8,284,640)	—		(18,848,592)
Impairment of goodwill	—	(24,251,332)	—		(24,251,332)
Administrative and other operating expenses	(83,991,413)	(5,978,264)	(1,370,000)	(d)	(91,339,677)

Loss from operations	(10,217,528)	(35,622,449)	(1,370,000)		(47,209,977)
Fair value loss on financial assets at fair value through profit or loss	(94,000)	—	—		(94,000)
Fair value loss on convertible securities	(29,054,669)	—	—		(29,054,669)
Fair value loss on preference shares liabilities	(125,398,798)	—	—		(125,398,798)
Changes in carrying amount of redemption liabilities	—	(46,564,476)	46,564,476	(a)	—
Fair value gain on derivative financial instruments	—	3,015,000	(3,015,000)	(b)	—
Write-off on amount due from a shareholder	(106,179)	—	—		(106,179)
Gain on bargain purchase	117,238	—	—		117,238
Loss on disposal of a subsidiary	(292,132)	—	—		(292,132)
Share of loss of associates	—	(160,219)	—		(160,219)
Other finance costs	(5,238,030)	(69,182)	—		(5,307,212)

Loss before taxation	(170,284,098)	(79,401,326)	42,179,476		(207,505,948)
Income tax (expenses)/credit	(3,732,744)	(31,107)	285,000	(d)	(3,478,851)

Loss for the year	(174,016,842)	(79,432,433)	42,464,476		(210,984,799)
Other comprehensive gain/(loss) for the year	260,112	(535,196)	—		(275,084)

Total comprehensive loss for the year	(173,756,730)	(79,967,629)	42,464,476		(211,259,883)

Loss per share:
Basic and diluted weighted average shares outstanding ordinary shares	14,596,997		19,891,910	(c)	34,488,907
Basic and diluted net loss per share ordinary shares	(11.92)				(6.12)

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Note 1. Description of the Acquisition

On December 16, 2022, the Company and ACT entered into that certain Transaction Agreements (the “Transaction Agreements”), pursuant to which the Company agreed to acquire ACT in exchange for the 19,891,910 shares of Class A common stock, par value $0.0001 per share, of the Company (“Class A Common Stock”) and a cash consideration of $10,000,000. On December 30, 2022, the Company and ACT completed the ACT Acquisition.

Note 2. Basis of Presentation

The unaudited pro forma combined financial information has been derived from the historical consolidated financial statements of the Company and the historical consolidated financial statements of ACT. Certain ACT historical amounts have been reclassified to conform to the Company’s financial statement presentation. The unaudited pro forma combined statement of financial position as of September 30, 2022 gives effect to the ACT Acquisition as if it had been completed on September 30, 2022. The unaudited pro forma combined statements of profit or loss and other comprehensive income for the year ended December 31, 2021 and the nine months ended September 30, 2022 give effect to the ACT Acquisition as if it had been occurred on January 1, 2021.

The pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X. In addition, the acquisition method of accounting for business combinations was used in accordance with IFRS 3, Business Combinations, with the Company treated as the acquirer. Under the acquisition method of accounting, the fair value of the purchase consideration, consisting of the shares and cash consideration, is determined as of December 30, 2022. The purchase price was allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair values, with any excess purchase price allocated to goodwill. The pro forma purchase price allocation was based on the fair value of the shares and cash consideration, in each case, as of December 30, 2022, and estimates of the fair values of the tangible and intangible assets and liabilities related to ACT.

The pro forma combined financial information does not purport to represent what the actual consolidated results of operations or the consolidated financial position of the Company would have been had the ACT Acquisition occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.

Note 3. Purchase Price Allocation

The following is an estimate of the purchase price for the ACT Acquisition:

19,891,910 shares of the Company’s Class A common shares issued to ACT, valued using the closing market price per share on December 30, 2022 of $2.0 per share	$39,783,820
Cash consideration	10,000,000

Total estimated purchase price	49,783,820

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following is an estimate of the purchase price allocation:

Current assets	$12,499,264
Property, plant and equipment	6,089,315
Intangible assets	13,700,000
Goodwill	32,082,390
Other long-term assets	2,259,983
Current liabilities	(4,967,690)
Other long-term liabilities	(4,803,214)
Non-controlling interests	(7,076,228)

Total estimated purchase price	49,783,820

The purchase price allocation is based on an assessment of the fair values of the assets acquired and liabilities assumed as of September 30, 2022.

Note 4. Pro Forma Adjustments and Assumptions

The adjustments are based on currently available information, which is directly attributable, factually supportable and, with respect to the statements of profit or loss and other comprehensive income, has a continuing impact; as well as certain assumptions the Company believes are reasonable. The actual effects of the ACT Acquisition may differ from the pro forma adjustments. A general description of the adjustments is provided as follows:

Pro Forma Adjustments to the Combined Statements of Financial Position as of September 30, 2022:

a.

Represents (1) adjustments to record (i) acquired identifiable intangible assets at estimated acquisition-date fair values of $13.7 million which comprised technologies and customer relationships with estimated useful life of 10 years and (ii) goodwill, non-controlling interests and deferred tax liabilities arising from the purchase price allocation, and (2) the elimination of the goodwill on ACT’s historical consolidated statement of financial position.

b.

Represents the elimination of ACT’s historical equity balances in accordance with the acquisition method of accounting and the recognition of liabilities for puttable financial instrument relating to the put options granted to the non-controlling shareholders of ACT.

c.

Represents adjustment to ACT’s historical consolidated statement of financial position to remove the effects of redemption liabilities and derivative financial instruments, which were extinguished upon the ACT Acquisition. With the adoption of an amended memorandum and articles of association, the redemption rights and price protection rights granted to the then shareholders of ACT were terminated upon the ACT Acquisition.

d.

Represents adjustment to ACT’s historical consolidated statement of financial position to remove the effects of deferred consideration for acquisition, which were settled by ACT with issuance of its ordinary shares prior to the ACT Acquisition.

e.

Represents the cash consideration paid of $9,041,776, cash consideration payable of $958,224 and issuance of 19,891,910 shares of the Company’s Class A Common Stock at a price of $2.0 per share, par value of $0.0001 (the “Share Consideration”), to ACT as consideration for the ACT Acquisition.

f.	Represents the incurred acquisition-related costs of $1,191,858 on legal fees and due diligence costs related to the ACT Acquisition.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Pro Forma Adjustments to the Combined Statements of Profit or Loss and Other Comprehensive Income for the nine months ended September 30, 2022:

a.

Represents adjustment to ACT’s historical consolidated statement of profit or loss and other comprehensive income to remove the effects of redemption liabilities, which were extinguished upon the ACT Acquisition. With the adoption of an amended memorandum and articles of association, the redemption rights and price protection rights granted to the then shareholders of ACT were terminated upon the ACT Acquisition.

b.

Represents adjustment to ACT’s historical consolidated statement of profit or loss and other comprehensive income to remove the effects of derivative financial instruments, which were extinguished upon the ACT Acquisition. With the adoption of an amended memorandum and articles of association, the redemption rights and price protection rights granted to the then shareholders of ACT were terminated upon the ACT Acquisition.

c.	Represents the issuance of the Share Consideration to ACT, and the resulting basic and diluted loss per share based on the pro forma net loss and the weighted average ordinary shares outstanding.

d.	Represents amortization of intangible assets recognized from the ACT Acquisition and the related deferred transaction impact.

Pro Forma Adjustments to the Combined Statements of Profit or Loss and Other Comprehensive Income for the year ended December 31, 2021:

a.

Represents adjustment to ACT’s historical consolidated statement of profit or loss and other comprehensive income to remove the effects of redemption liabilities, which were extinguished upon the ACT Acquisition. With the adoption of an amended memorandum and articles of association, the redemption rights and price protection rights granted to the then shareholders of ACT were terminated upon the ACT Acquisition.

b.

Represents adjustment to ACT’s historical consolidated statement of profit or loss and other comprehensive income to remove the effects of derivative financial instruments, which were extinguished upon the ACT Acquisition. With the adoption of an amended memorandum and articles of association, the redemption rights and price protection rights granted to the then shareholders of ACT were terminated upon the ACT Acquisition.

c.	Represents the issuance of the Share Consideration to ACT, and the resulting basic and diluted loss per share based on the pro forma net loss and the weighted average ordinary shares outstanding.

d.	Represents amortization of intangible assets recognized from the ACT Acquisition and the related deferred transaction impact.

ANNEX B

ACT Genomics Holdings Company Limited

(Incorporated in the Cayman Islands)

and its subsidiaries

For the financial year ended December 31, 2021

ACT Genomics Holdings Company Limited

(Incorporated in the Cayman Islands)

and its subsidiaries

For the nine months ended September 30, 2022

ACT Genomics Holdings Company Limited

December 31, 2021

Independent Auditor’s Report

To the board of directors of ACT Genomics Holdings Company Limited:

Report on the Audit of the Consolidated Financial Statements

Qualified Opinion

We have audited the consolidated financial statements of ACT Genomics Holdings Company Limited (the Company) and its subsidiaries (the Group), which comprise the consolidated statement of financial position as of December 31, 2021, and the related consolidated statement of profit or loss, the consolidated statement of profit or loss and other comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, except for the omission of comparative financial information described in the Basis for Qualified Opinion section of our report, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Qualified Opinion

As discussed in note 2 to the consolidated financial statements, the consolidated financial statements do not include comparative financial information as required by IAS 1, Presentation of Financial Statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Group and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our qualified audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs as issued by the IASB, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise significant doubt about the Group’s ability to continue as a going concern for one year after the date that the consolidated financial statements are authorized for issuance.

Independent Auditor’s Report (continued)

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise significant doubt about the Group’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ KPMG

Hong Kong, China

May 1, 2023

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

Consolidated statement of profit or loss for the year ended December 31, 2021

(Expressed in United States dollars)

	Note	$
Revenue	6	8,857,442
Cost of sales		(3,534,556)

Gross profit		5,322,886
Other revenue	7(a)	3,465,115
Other net loss	7(b)	(120,088)
Research and development expenses		(8,284,640)
Distribution and selling expenses		(5,776,126)
General and administrative expenses		(5,978,264)

Loss from operations before impairment of goodwill		(11,371,117)
Impairment of goodwill	12	(24,251,332)

Loss from operations		(35,622,449)
Finance costs	8	(69,182)
Share of losses of associates	13	(160,219)
Changes in carrying amount of redemption liabilities	19	(46,564,476)
Changes in the fair value of derivative financial instruments	19	3,015,000

Loss before taxation	9	(79,401,326)
Income tax	10	(31,107)

Loss for the year		(79,432,433)

Attributable to:
Equity shareholders of the Company		(79,400,247)
Non-controlling interests		(32,186)

Loss for the year		(79,432,433)

The accompanying notes form part of these financial statements.

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

Consolidated statement of profit or loss and other comprehensive income for the year ended

December 31, 2021

(Expressed in United States dollars)

$
Loss for the year	(79,432,433)
Other comprehensive income for the year
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of overseas subsidiaries	(535,196)

Total comprehensive income for the year	(79,967,629)

Attributable to:
Equity shareholders of the Company	(79,838,244)
Non-controlling interests	(129,385)

Total comprehensive income for the year	(79,967,629)

The accompanying notes form part of these financial statements.

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

Consolidated statement of financial position at December 31, 2021

(Expressed in United States dollars)

	Note	$
Assets
Property, plant and equipment	11	9,077,621
Intangible assets and goodwill	12	12,520,837
Deferred tax assets	22(b)	1,063,179
Interests in associates	13	1,219,427
Prepayment and deposits	16	747,537

Non-current assets		24,628,601

Inventories	15	2,055,143
Trade and other receivables	16	5,574,265
Amount due from an associate		135,706
Cash and cash equivalents	17	6,223,890

Current assets		13,989,004

Total assets		38,617,605

Liabilities
Bank loans and other borrowings	20	27,513
Trade and other payables	18	6,137,726
Contract liabilities	18	533,081
Deferred consideration for acquisition	14	8,470,588
Lease liabilities	21	1,122,783
Derivative financial instruments	19	9,441,000
Current taxation	22(a)	6,246

Current liabilities		25,738,937

Bank loans and other borrowings	20	92,704
Other accruals		260,904
Lease liabilities	21	2,393,739
Deferred tax liabilities	22(b)	770,159
Redemption liabilities for ordinary shares	19	191,377,253

Non-current liabilities		194,894,759

Total liabilities		220,633,696

	Note	2021 $
Equity
Share capital		14,561
Reserves		(181,708,627)

Total deficit attributable to equity shareholders of the Company	23	(181,694,066)
Non-controlling interests		(322,025)

Total deficit		(182,016,091)

Total deficit and liabilities		38,617,605

The accompanying notes form part of these financial statements.

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

Consolidated statement of changes in equity for the year ended December 31, 2021

(Expressed in United States dollars)

		Attributable to equity shareholders of the Company
	Share capital $	Capital reserve $	Other reserve $	Stock compensation reserve $	Exchange reserve $	Accumulated losses $	Total $	Non- controlling interests $	Total deficit $
At January 1, 2021	9,713	1,528,483	16,273,498	1,994,299	(496,982)	(99,499,057)	(80,190,046)	(157,033)	(80,347,079)
Changes in equity for 2021:
Loss for the year	—	—	—	—	—	(79,400,247)	(79,400,247)	(32,186)	(79,432,433)
Other comprehensive income	—	—	—	—	(437,997)	—	(437,997)	(97,199)	(535,196)

Total comprehensive income	—	—	—	—	(437,997)	(79,400,247)	(79,838,244)	(129,385)	(79,967,629)

Issuance of ordinary shares	4,848	(14,425,148)	—	—	—	—	(14,420,300)	—	(14,420,300)
Issuance of derivative financial instruments	—	(7,508,000)	—	—	—	—	(7,508,000)	—	(7,508,000)
Equity-settled share-based payment transactions	—	—	—	262,524	—	—	262,524	—	262,524
Acquisition of subsidiary	—	—	—	—	—	—	—	(35,607)	(35,607)

At December 31, 2021	14,561	(20,404,665)	16,273,498	2,256,823	(934,979)	(178,899,304)	(181,694,066)	(322,025)	(182,016,091)

The accompanying notes form part of these financial statements.

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

Consolidated statement of cash flows for the year ended December 31, 2021

(Expressed in United States dollars)

	Note	$
Operating activities
Loss before taxation		(79,401,326)
Adjustments for:
Interest income	7(a)	(8,012)
Finance costs	8	69,182
Exchange gain		(427,196)
Depreciation of property, plant and equipment	11	2,847,892
Amortization of intangible assets	12	173,939
Equity-settled share-based payment expenses	24	262,524
Share of losses of associates	13	160,219
Impairment of goodwill		24,251,332
Impairment loss on trade receivables	9(b)	738,103
Changes in carrying amount of redemption liabilities	19	46,564,476
Changes in the fair value of derivative financial instruments	19	(3,015,000)
Changes in working capital:
Increase in trade and other receivables and amount due from an associate		(1,726,036)
Increase in inventories		(130,463)
Increase in trade and other payables and contract liabilities		1,595,985

Net cash used in operating activities		(8,044,381)

Investing activities
Payment for purchase of property, plant and equipment		(1,281,623)
Payment for purchase of intangible assets		(195,605)
Interest received		8,012
Investment in associates		(1,382,694)
Acquisition of subsidiaries, net of cash acquired	14	(1,552,565)

Net cash used in investing activities		(4,404,475)

Financing activities
Proceeds from issuance of ordinary shares	23(a)(ii)	13,299,993
Capital element of lease rentals paid	17(b)	(651,047)
Interest element of lease rentals paid	17(b)	(68,141)
Repayment of bank loans and other borrowings	17(b)	(14,139)
Other borrowing cost paid	17(b)	(1,041)

Net cash generated from financing activities		12,565,625

Net increase in cash and cash equivalents		116,769
Cash and cash equivalents at January 1, 2021		5,932,252
Effect of foreign exchange rate changes		174,869

Cash and cash equivalents at December 31, 2021	17(a)	6,223,890

The accompanying notes form part of these financial statements.

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

Notes to the consolidated financial statements

(Expressed in United States dollars unless otherwise indicated)

1	Reporting entity

ACT Genomics Holdings Company Limited (“the Company”) was incorporated on April 20, 2018 as an exempted company with limited liability under the Companies Law 2016 (revised) (as consolidated and revised) of the Cayman Islands. The Company and its subsidiaries (“the Group”) are principally engaged in next-generation sequencing concentrating on clinical applications of cancer biology, medical diagnostics products, and precision medicine for cancer prevention, treatment and monitoring.

At December 31, 2021, the Company has direct and indirect interests in the following principal subsidiaries:

			Proportion of ownership interest
Name	Place of incorporation and business	Date of incorporation	Group’s effective interest	Held by the Company	Held by a subsidiary	Business activity
ACT Genomics Co., Ltd.	Taiwan, R. O. C.	November 25, 2013	99.92%	99.92%	—	Precise cancer genetic testing services

ACT Genomics (Hong Kong) Limited	Hong Kong	May 28, 2015	100%	100%	—	Precise cancer genetic testing services

Sanomics Limited	Hong Kong	February 26, 2015	100%	—	100%	Precise cancer genetic testing services

MC Diagnostics Limited	United Kingdom	June 12, 2006	100%	100%	—	Sales of medical diagnostics products

2	Basis of preparation

The accompanying consolidated financial statements as of and for the year ended December 31, 2021 have been prepared for purposes of a filing with the U.S. Securities and Exchange Commission in connection with the acquisition of the Group by Prenetics Global Limited (“Prenetics”), which was completed on December 30, 2022.

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards and Interpretations issued by the International Accounting Standards Board (“IASB”), except that they do not include comparative financial information for the year ended December 31, 2020 as required by International Accounting Standards (“IAS”) 1, Presentation of Financial Statements. Significant accounting policies adopted by the Group are disclosed in note 4.

The IASB has issued certain new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the Group. None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 3).

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

2	Basis of preparation (continued)

The consolidated financial statements have been prepared on a going concern basis notwithstanding the Group had net current liabilities of $11,749,933 as at December 31, 2021. The management closely monitors the Group’s financial performance and liquidity position and has put in place measures to alleviate liquidity pressure. The Group had cash and cash equivalents of $6,223,890 as at December 31, 2021 and had raised additional funds of $5,000,000 in March 2022 by issuance of new shares. The deferred consideration of $9,000,000 in connection with the Company’s acquisition of Sanomics Holdings Limited and its subsidiaries (“Sanomics”) was settled via the issuance of the Company’s shares in December 2022 and therefore did not affect the Group’s liquidity position.

The management and the directors of the Company are of the opinion that, taking into account the above measures, the Group has sufficient working capital to meet its liabilities and obligations as and when they fall due.

The consolidated financial statements for the year ended December 31, 2021 comprise the Company and its subsidiaries and the Group’s interests in associates.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that contingent consideration and derivative financial instruments are stated at fair value (see note 4(a) and 4(n)).

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 5.

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

3	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2021

Up to the date of issue of these financial statements, the IASB has issued a number of amendments and a new standard, IFRS 17, Insurance contracts, which are not yet effective for the year ended December 31, 2021 and which have not been adopted in these financial statements. These developments include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after
Amendments to IFRS 3, Reference to the conceptual framework	January 1, 2022
Amendments to IAS 16, Property, plant and equipment: proceeds before intended use	January 1, 2022
Amendments to IAS 37, Onerous contracts — cost of fulfilling a contract	January 1, 2022
Annual Improvements to IFRSs 2018-2020 Cycle	January 1, 2022
Amendments to IAS 1, Classification of liabilities as current or non-current	January 1, 2023
IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 8, Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12, Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
Amendments to IFRS 16, Lease Liabilities in a Sale and Leaseback	January 1, 2024
Amendments to IAS 1, Non-current Liabilities with Covenants	January 1, 2024

The Group is in the process of making an assessment of what the impact of these developments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a material impact on the consolidated financial statements.

4	Significant accounting policies

(a) Business combinations

The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group (note 4(b)). In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.

The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment (note 4(h)(ii)). Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

4	Significant accounting policies (continued)

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

If equity-settled share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

(b) Subsidiaries and non-controlling interests

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the Group has power, only substantive rights (held by the Group and other parties) are considered. An investment in a subsidiary is consolidated in the consolidated financial statements from the date on which control commences until the date on which control ceases.

Intra-group balances and transactions and cash flows, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the Group can elect to measure any non-controlling interests either at fair value or at the non-controlling interests’ proportionate share of the subsidiary’s net identifiable assets.

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated statement of profit or loss and the consolidated statement of profit or loss and other comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognized.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognition of an investment in associates.

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

4	Significant accounting policies (continued)

(c) Interests in equity-accounted investees

The Group’s interests in equity-accounted investees comprise interests in associates.

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in associates is accounted for in the consolidated financial statements under the equity method. Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the Group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). The cost of the investment includes purchase price, other costs directly attributable to the acquisition of the investment, and any direct investment into the associate that forms part of the Group’s equity investment. Thereafter, the investment is adjusted for the post acquisition change in the Group’s share of the investee’s net assets and any impairment loss relating to the investment (see note 4(i)(ii)). Any acquisition-date excess over cost, the Group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognized in the consolidated statement of profit or loss, whereas the Group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognized in the consolidated statement of profit or loss and other comprehensive income.

When the Group’s share of losses exceeds its interest in the associates, the Group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the Group’s interest is the carrying amount of the investment under the equity method, together with any other long-term interests that in substance form part of the Group’s net investment in the associate (after applying the ECL model to such other long-term interests where applicable (see note 4(i)(i))).

Unrealized profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the investee, except where unrealized losses provide evidence of an impairment of the asset transferred, in which case they are recognized immediately in profit or loss.

If an investment in an associate becomes an investment in a joint venture or vice versa, the retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method.

In all other cases, when the Group ceases to have significant influence over an associate, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former investee at the date when significant influence is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset.

(d) Goodwill

Goodwill represents the excess of

(i)

the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interests in the acquiree; over

(ii)	the net fair value of the acquiree’s identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognized immediately in profit or loss as a gain on a bargain purchase. Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

4	Significant accounting policies (continued)

combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see note 4(i)(ii)).

On disposal of a cash generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(e) Property, plant and equipment

Property, plant and equipment, including right-of-use assets arising from leases of underlying property, plant and equipment (see note 4(h)), are stated at cost less accumulated depreciation and impairment losses (see note 4(i)(ii)).

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

– Apparatus equipment	5 years
– Office equipment	3 years
– Furniture and fixtures	3 years
– Leasehold improvements	Shorter of useful life or remaining lease term
– Motor vehicles	5 years
– Properties leased for own use	Over the unexpired term of lease

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(f) Research and development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred. Expenditure on development activities is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources and the intention to complete development. The expenditure capitalized includes the costs of materials, direct labor, and an appropriate proportion of overheads and borrowing costs, where applicable. Capitalized development costs are stated at cost less accumulated amortization and impairment losses. Other development expenditure is recognized as an expense in the period in which it is incurred.

No development expenditure have been capitalized by the Group during the year ended December 31, 2021.

(g) Intangible assets

Intangible assets that are acquired by the Group are stated at cost less accumulated amortization and impairment losses (see note 4(i)(ii)).

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

4	Significant accounting policies (continued)

Amortization of intangible assets with finite useful lives is charged to profit or loss on a straight-line basis over the assets’ estimated useful lives. Goodwill is not amortized. The following intangible assets are amortized from the date they are available for use and their estimated useful lives are as follows:

– Computer software	3 years
– Technology	10 years
– Customer relationship	10 years

Both the period and method of amortization are reviewed annually.

(h) Leased assets

At inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

At the lease commencement date, the Group recognizes a right-of-use asset and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value assets. When the Group enters into a lease in respect of a low-value asset, the Group decides whether to capitalize the lease on a lease-by-lease basis. The lease payments associated with those leases which are not capitalized are recognized as an expense on a systematic basis over the lease term.

Where the lease is capitalized, the lease liability is initially recognized at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. After initial recognition, the lease liability is measured at amortized cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred.

The right-of-use asset recognized when a lease is capitalized is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentives received. The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment losses (see note 4(i)(ii)).

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or there is a change arising from the reassessment of whether the Group will be reasonably certain to exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The lease liability is also remeasured when there is a change in the scope of a lease or the consideration for a lease that is not originally provided for in the lease contract (“lease modification”) that is not accounted for as a separate lease. In this case the lease liability is remeasured based on the revised lease payments and lease term using a revised discount rate at the effective date of the modification.

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

4	Significant accounting policies (continued)

In the consolidated statement of financial position, the Group presents right-of-use assets in “property, plant and equipment” and presents lease liabilities separately. The current portion of long-term lease liabilities is determined as the principal portion of contractual payments that are due to be settled within twelve months after the reporting period.

(i) Credit losses and impairment of assets

(i) Credit losses from financial instruments

The Group recognizes a loss allowance for expected credit losses (“ECLs”) on financial assets measured at amortized cost (including cash and cash equivalves and trade and other receivables).

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the Group in accordance with the contract and the cash flows that the Group expects to receive).

Where the effect of discounting is material, the expected cash shortfalls for trade and other receivables are discounted using the effective interest rate determined at initial recognition or an approximation thereof.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

In measuring ECLs, the Group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.

ECLs are measured on either of the following bases:

•	12-month ECLs: these are losses that are expected to result from possible default events within the 12 months after the reporting date; and

•	lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.

Loss allowances for trade receivables are always measured at an amount equal to lifetime ECLs. ECLs on trade receivables are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.

For all other financial instruments, the Group recognizes a loss allowance equal to 12-month ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs.

Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the Group compares the risk of default occurring on the financial instrument assessed at the

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

4	Significant accounting policies (continued)

reporting date with that assessed at the date of initial recognition. In making this reassessment, the Group considers that a default event occurs when the borrower is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions. The Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

•	failure to make payments of principal or interest on their contractually due dates;

•	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

•	an actual or expected significant deterioration in the operating results of the debtor; and

•	existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the Group.

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.

ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognized as an impairment gain or loss in profit or loss. The Group recognizes an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

Write-off policy

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Subsequent recoveries of an asset that was previously written off are recognized as a reversal of impairment in profit or loss in the period in which the recovery occurs.

(ii) Impairment of other non-current assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, an impairment loss previously recognized no longer exists or may have decreased:

•	property, plant and equipment, including right-of-use assets;

•	intangible assets;

•	goodwill; and

•	interests in associates.

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

4	Significant accounting policies (continued)

If any such indication exists, the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.

— Calculation of recoverable amount

The recoverable amount of an asset is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

— Recognition of impairment losses

An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating units and then to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

— Reversals of impairment losses

An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

(j) Inventories and other contract costs

(i) Inventories

Inventories are stated at the lower of cost and net realizable value. Costs of inventories are determined on a weighted average method. Net realizable value represents the estimated selling price in the ordinary course of business less all estimated costs of completion and costs necessary to make the sale.

(ii) Other contract costs

Other contract costs are either the incremental costs of obtaining a contract with a customer or the costs to fulfil a contract with a customer which are not capitalized as inventories (see note 4(j)(i)).

Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. Incremental costs of obtaining a contract are capitalized when incurred if the costs relate to revenue which will be recognized in a future reporting period and the costs are expected to be recovered. Other costs of obtaining a contract are expensed when incurred.

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

4	Significant accounting policies (continued)

Costs to fulfil a contract are capitalized if the costs relate directly to an existing contract or to a specifically identifiable anticipated contract; generate or enhance resources that will be used to provide goods or services in the future; and are expected to be recovered. Costs that relate directly to an existing contract or to a specifically identifiable anticipated contract may include direct labor, direct materials, allocations of costs, costs that are explicitly chargeable to the customer and other costs that are incurred only because the Group entered into the contract. Other costs of fulfilling a contract, which are not capitalized as inventory, property, plant and equipment or intangible assets, are expensed as incurred.

Capitalized contract costs are stated at cost less accumulated amortization and impairment losses. Impairment losses are recognized to the extent that the carrying amount of the contract cost asset exceeds the net of (i) remaining amount of consideration that the Group expects to receive in exchange for the goods or services to which the asset relates, less (ii) any costs that relate directly to providing those goods or services that have not yet been recognized as expenses.

Amortization of capitalized contract costs is charged to profit or loss when the revenue to which the asset relates is recognized. The accounting policy for revenue recognition is set out in note 4(r).

(k) Trade and other receivables

A receivable is recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the Group has an unconditional right to receive consideration, the amount is presented as a contract asset.

Receivables are stated at amortized cost using the effective interest method less allowance for credit losses (see note 4(i)(i)).

(l) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Cash and cash equivalents are assessed for ECLs in accordance with the accounting policy set out in note 4(i)(i).

(m) Trade and other payables and contract liabilities

(i) Trade and other payables

Trade and other payables are initially recognized at fair value. Subsequent to initial recognition, trade and other payables are stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at invoice amounts.

(ii) Contract liabilities

A contract liability is recognized when the customer pays non-refundable consideration before the Group recognizes the related revenue (see note 4(r)). A contract liability would also be recognized if the Group has an unconditional right to receive non-refundable consideration before the Group recognizes the related revenue. In such cases, a corresponding receivable would also be recognized (see note 4(k)).

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

4	Significant accounting policies (continued)

(n) Redeemable ordinary shares and derivative financial instruments

The Company issued several series of redeemable ordinary shares to investors. The instrument holders have the right to require the Company to redeem all of the redeemable ordinary shares held by the instrument holders at a predetermined amount if a qualifying initial public offering (“IPO”) or a qualifying trade sale does not occur prior to a specified date, which is beyond the control of the Company. Upon the occurrence of any of these qualifying events, all the preferential rights of redeemable ordinary shares will expire.

The Company’s contractual obligation to deliver cash or other financial assets to the holders to redeem these shares upon events that are beyond the control of the Company gives rise to a financial liability. These financial liabilities due to investors are measured at the present value of the redemption amount. Changes in the carrying amount of the redemption liabilities are recognized in profit or loss. If the preferred shares are converted into ordinary shares or the contingent redemption rights attached thereto expire, the carrying amount of the financial liabilities will be transferred to equity.

Price protection rights were granted to certain classes of redeemable ordinary shares whereby additional ordinary shares would be issued to the holders of these instruments in the event that the Company proceeded with an IPO or a trade sale at a valuation below certain predetermined amounts within specified periods. This price protection feature is separately accounted for as a derivative financial instrument.

Derivative financial instruments are recognized at fair value. At the end of each reporting period the fair value is remeasured. The gain or loss on remeasurement to fair value is recognized in profit or loss.

(o) Employee benefits

(i) Short-term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Equity-settled share-based payments

The fair value of share options granted to employees is recognized as an employee cost with a corresponding increase in a stock compensation reserve within equity. The fair value is measured at grant date using the binomial lattice model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the options, the total estimated fair value of the options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any resulting adjustment to the cumulative fair value recognized in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the stock compensation reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of options that vest (with a corresponding adjustment to the stock compensation reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares.

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

4	Significant accounting policies (continued)

(p) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to items recognized in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognized in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits. Apart from differences which arise on initial recognition of assets and liabilities, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period. Deferred tax assets and liabilities are not discounted.

(q) Provisions and contingent liabilities

Provisions are recognized when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, a separate asset is recognized for any expected reimbursement that would be virtually certain. The amount recognized for the reimbursement is limited to the carrying amount of the provision.

(r) Revenue and other income

Revenue from contracts with customers is recognized when control over a product or service is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts or rebates.

The Group is the principal for its revenue transactions and recognizes revenue on a gross basis, including revenue from cancer genetic testing services and sales of medical diagnostics products that are sourced

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

4	Significant accounting policies (continued)

externally. In determining whether the Group acts as a principal or as an agent, it considers whether it obtains control of the services or products before they are transferred to the customers. Control refers to the Group’s ability to direct the use of and obtain substantially all of the remaining benefits from the services or the products.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

(i) Revenue from cancer genetic testing services

Revenue is recognized at the point in time when the relevant testing reports are issued to customers in accordance with the service contracts.

(ii) Revenue from technical support and maintenance services

Technical support and maintenance service income is recognized over the period when the performance obligation is satisfied based on the contract terms.

(iii) Sales of medical diagnostics products

Revenue is recognized in the point in time when the customer takes possession of and accepts the products at the amount of promised consideration to which the Group is expected to be entitled.

(iv) Subsidy income

Subsidies are recognized initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attached to them. Subsidies that compensate the Group for expenses incurred are recognized as income in profit or loss on a systematic basis in the same periods in which the expenses are incurred.

(v) Interest income

Interest income is recognized as it accrues under the effective interest method using the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the gross carrying amount of the financial asset.

(s) Translation of foreign currencies

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the end of the reporting period. Exchange gains and losses are recognized in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. The transaction date is the date on

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

4	Significant accounting policies (continued)

which the Group initially recognizes such non-monetary assets or liabilities. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was measured.

The results of foreign operations are translated into United States dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Statement of financial position items are translated into United States dollars at the closing foreign exchange rates at the end of the reporting period. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve.

(t) Borrowing costs

Borrowing costs are expensed in the period in which they are incurred.

(u)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

5	Accounting judgements and estimates

Notes 19 and 24 contain information about the assumptions and their risk factors relating to the fair value of derivative financial instruments and share options granted. Other key sources of estimation uncertainty are as follows:

Impairment of non-financial assets

The Group determines whether goodwill is impaired at least on an annual basis. Property, plant and equipment and right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The recoverable amount is the greater of its fair value less costs of disposal and value in use. In determining value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and these risks specific to the cash-generating unit, which requires significant estimates. The Group uses all readily available information in determining an amount that is a reasonable approximation of the recoverable amount, including estimates based on reasonable and supportable assumptions and projections of items such as sales volume, selling prices and amount of operating costs. Changes in the estimates would result in additional impairment provision in future years.

6	Revenue

The principal activities of the Group are engaging in next-generation sequencing concentrating on clinical applications of cancer biology, medical diagnostics products, and precision medicine for cancer prevention, treatment and monitoring.

(i)	Disaggregation of revenue

Disaggregation of revenue from contracts with customers is as follows:

$
Revenue from contracts with customers within the scope of IFRS 15
Provision of cancer genetic testing services	7,611,021
Sales of medical diagnostics products	1,046,421
Revenue from technical support and maintenance services	200,000

8,857,442

Revenue from provision of cancer genetic testing services and sales of medical diagnostics products are recognized at a point in time.

Revenue from technical support and maintenance services is recognized over time. Transaction price allocated to these services is recognized as revenue on a straight line basis over the maintenance period specified in the agreements.

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

6	Revenue (continued)

Revenue from contracts with customers within the scope of IFRS 15 is further analyzed as follows:

$
Disaggregated by geographical location of the customers
Taiwan	5,619,700
Japan	257,923
Hong Kong	1,316,376
Singapore and other Southeast Asian countries	560,269
United Kingdom, Germany and other European countries	1,103,174

8,857,442

(ii)	Revenue expected to be recognized in the future arising from contracts with customers in existence at the reporting date.

As at December 31, 2021, the aggregate amount of the transaction price allocated to the remaining performance obligations under the Group’s existing contracts is $339,560. This amount represents revenue expected to be recognized in the future in relation to technical support and maintenance services under multi-year agreements with customers. The Group will recognize the expected revenue in future when the performance obligation is satisfied based on the contract terms, which is expected to occur over the next 12 to 24 months. The Group has applied the practical expedient in paragraph 121(a) of IFRS 15 to its sales contracts for provision of cancer genetic testing services and sales of medical diagnostics products such that the above information does not include information about revenue that the Group will be entitled to when it satisfies the remaining performance obligations under these sales contracts that had an original expected duration of one year or less.

7	Other revenue and other net loss

$

(a) Other revenue

Bank interest income	8,012
Government grants (note)	3,457,103

3,465,115

(b) Other net loss

Net foreign exchange gain	179,721
Others	(299,809)

(120,088)

Note:

During the year ended December 31, 2021, the amount mainly represented the subsidy under the Elite Programme of the Hong Kong Science and Technology Park. The purpose of the subsidy is to encourage innovation by granting financial assistance to commercial entities whose research and development projects meet certain criteria.

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

8	Finance costs

$
Interest on lease liabilities	68,141
Interest expenses on bank loans	1,041

69,182

9	Loss before taxation

Loss before taxation is arrived at after charging:

(a) Staff costs

$
Salaries, wages and other benefits	9,681,701
Contributions to defined contribution retirement plan	476,201
Equity-settled share-based payment expenses (note 24)	262,524

10,420,426

(b) Other items

Cost of inventories (note 15)	118,368
Depreciation charge (note 11)
- owned property, plant and equipment	2,043,257
- right-of-use assets	804,635
Amortization of intangible assets (note 12)	173,939
Impairment loss on trade receivables (note 26(a))	738,103

10	Income tax in the consolidated statement of profit or loss

(a) Taxation in the consolidated statement of profit or loss represents:

$
Current tax
Provision for the year	1,641
Deferred tax
Origination and reversal of temporary differences	29,466

31,107

(i)	Subsidiaries incorporated in Taiwan are subject to Corporate Income Tax at a rate of 20%. No provision has been made as these subsidiaries did not generate any taxable income for the year.

(ii)

Subsidiaries incorporated in Hong Kong are subject to Hong Kong Profits Tax at a rate of 16.5%. Enhanced tax deductions had also been taken into account for qualifying research and development expenses that fulfills specific criteria set out in Section 16B and Schedule 45 of the Inland Revenue Ordinance. The first HK$2 million of the qualified research and development expenses will be subject to a tax deduction rate of 300% and the remaining qualified research and development expenses will be

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

10	Income tax in the consolidated statement of profit or loss (continued)

subject to a tax deduction rate of 200%. No provision has been made as these subsidiaries did not generate any taxable income for the year.

(iii)

Subsidiaries incorporated in the United Kingdom are subject to Corporate Income Tax at a rate of 19%. No provision has been made as these subsidiaries had unutilized tax loss to set-off against taxable income or did not generate any taxable income for the year.

(iv)	Taxation for other overseas subsidiaries are charged at the appropriate current rates of taxation ruling in the relevant tax jurisdictions.

(b) Reconciliation between tax expense charged to profit or loss and accounting loss at applicable tax rates:

$
Loss before taxation	(79,401,326)

Notional tax on loss before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned	(2,341,582)
Tax effect of non-taxable income	(440,591)
Tax effect of non-deductible expenses	523,819
Tax effect of temporary differences not recognized	17,403
Effect of additional tax deduction enacted by tax authority	(428,069)
Utilization of tax losses not previously recognized	(1,292)
Tax effect of unused tax losses not recognized	2,529,654
Others	171,765

Actual tax expense charged to profit or loss	31,107

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

11	Property, plant and equipment

(a) Reconciliation of carrying amount

	Apparatus equipment $	Office equipment $	Furniture and fixtures $	Leasehold improvements $	Motor vehicles $	Properties leased for own use $	Total $
Cost:
At January 1, 2021	4,714,682	1,207,154	5,235	3,026,574	8,908	3,907,615	12,870,168
Acquisitions of subsidiaries	1,205,646	120,747	18,321	305,615	—	1,295,758	2,946,087
Exchange adjustments	106,333	9,532	(396)	(50,468)	257	13,485	78,743
Additions	1,075,741	156,052	—	63,080	—	41,123	1,335,996
Disposals	—	—	—	(52,495)	—	(314,277)	(366,772)

At December 31, 2021	7,102,402	1,493,485	23,160	3,292,306	9,165	4,943,704	16,864,222

Accumulated depreciation:
At January 1, 2021	2,415,252	478,107	3,326	926,239	1,609	1,484,455	5,308,988
Exchange adjustments	52,732	5,905	4,459	(8,147)	64	(71,770)	(16,757)
Charge for the year	975,341	320,627	117	745,662	1,510	804,635	2,847,892
Written back on disposals	—	—	—	(52,495)	—	(301,027)	(353,522)
At December 31, 2021	3,443,325	804,639	7,902	1,611,259	3,183	1,916,293	7,786,601

Net book value:
At December 31, 2021	3,659,077	688,846	15,258	1,681,047	5,982	3,027,411	9,077,621

(b) Right-of-use assets

The analysis of the net book value of right-of-use assets by class of underlying asset is as follows:

$
Properties leased for own use	3,027,411

The analysis of expense items in relation to leases recognized in profit or loss is as follows:

$
Depreciation charge of right-of-use assets – Properties leased for own use	804,635
Interest on lease liabilities (note 8)	68,141
Expense relating to short-term leases and leases of low-value assets	206,253

During the year ended December 31, 2021, additions to right-of-use assets were $41,123, which were primarily related to the capitalised lease payments payable under new tenancy agreements.

Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in notes 17(c) and 26(b) respectively.

Properties leased for own use

The Group has obtained the right to use properties as its offices and laboratories through tenancy agreements. The leases typically run for an initial period of 2 to 6 years. Lease payments are usually increased

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

11	Property, plant and equipment (continued)

every 1 to 2 years to reflect market rentals. None of the leases include options to renew for additional periods after the end of the contract terms.

12	Intangible assets and goodwill

	Goodwill $	Computer software $	Customer relationship $	Technology $	Total $
Cost:
At January 1, 2021	—	658,712	—	—	658,712
Acquisitions of subsidiaries	34,387,342	13,557	1,423,051	1,062,260	36,886,210
Exchange adjustments	(207,895)	20,752	(18,035)	(20,292)	(225,470)
Additions	—	195,605	—	—	195,605

At December 31, 2021	34,179,447	888,626	1,405,016	1,041,968	37,515,057

Accumulated amortization:
At January 1, 2021	—	564,230	—	—	564,230
Exchange adjustments	(11,540)	17,211	(428)	(524)	4,719
Charge for the year	—	88,305	43,469	42,165	173,939
Impairment loss	24,251,332	—	—	—	24,251,332

At December 31, 2021	24,239,792	669,746	43,041	41,641	24,994,220

Net book value:
At December 31, 2021	9,939,655	218,880	1,361,975	1,000,327	12,520,837

Impairment test for cash-generating units containing goodwill

Goodwill is allocated to the Group’s cash-generating units (“CGUs”) or groups of CGU identified according to the operations as follows:

$
Cancer genetic testing services	29,676,628
Sales of medical diagnostics products	4,710,714

34,387,342

Cancer genetic testing services comprises of a group of CGUs responsible for the related operations based in Hong Kong and Thailand. Sales of medical diagnostics products represent a CGU responsible for the related operations based in the United Kingdom.

The recoverable amounts of the CGUs are determined based on value-in-use calculations. These calculations use cash flow projections based on financial budget approved by management covering a period ranging from five years to seven years.

Cancer genetic testing services

For the seven-year cash flow projections, a growth rate based on financial budget approved taking into account the current market situation has been applied in the first seven years. Management adopted a forecast

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

12	Intangible assets and goodwill (continued)

period of longer than five years in view that the business of cancer genetic testing services is still under stage of expansion and certain products are still undergoing clinical trial in the five-year span. Cash flows beyond the seven-year period are extrapolated using an estimated growth rate of 2%. The cash flows are discounted using a pre-tax discount rate of 16%. An impairment loss of $23,667,675 is recognized on the goodwill as a result of the impairment assessment, any adverse change in the assumptions used in the calculation of recoverable amounts would result in further impairment losses.

Sales of medical diagnostics products

For the five-year cash flow projections, a growth rate based on financial budget approved taking into account the current market situation has been applied in the first five years. Cash flows beyond the five-year period are extrapolated using an estimated growth rate of 2%. The cash flows are discounted using a pre-tax discount rate of 12%. An impairment loss of $583,657 is recognized on the goodwill as a result of the impairment assessment, any adverse change in the assumptions used in the calculation of recoverable amounts would result in further impairment losses.

13	Interests in associates

Particulars of the associates of the Group are as follows:

				Proportion of ownership interest
			Particulars
	Form of	Place of	of issued	Group’s	Held by
	business	incorporation	and paid-up	effective	the	Held by a	Principal
Name	structure	and business	capital	interest	Company	subsidiary	activity
ACTmed Co., Ltd.	Incorporated	Japan	1,347 ordinary shares	33.4%	—	33.4%	Precise cancer genetic testing services
CERBACT Asia Holdings Pte. Ltd.	Incorporated	Singapore	100 ordinary shares	35%	—	35%	Investment holdings

ACTmed Co., Ltd. is an unlisted corporate entity whose quoted market price is not available. The associate is accounted for using the equity method in the consolidated financial statements. As at December 31, 2021, the carrying amount of the Group’s interests in the associate is nil as the Group’s share of loss has exceeded its investment in the associate. The Group will not resume recognition of its share of any future profits in the associate until its share of such profits equals the cumulative share of losses not recognized in past years. The unrecognized share of losses of the associate for the year ended December 31, 2021 amounted to $4,402,105 and the cumulative unrecognized share of losses amounted to $12,091,386 as at December 31, 2021.

CERBACT Asia Holdings Pte. Ltd. (“CERBACT”) was incorporated on July 12, 2021 as a limited liability company in Singapore. ACT (Singapore) Pte. Ltd., contributed EUR1,155,000 (equivalent to $1,382,694) to CERBACT as initial funding, which consisted of shareholders loan of EUR 924,000 and a cash contribution of EUR 231,000 for subscription of 35 shares of CERBACT. CERBACT is not individually material to the Group. Its carrying amount and the Group’s share of its losses are reflected on the consolidated statement of financial position and consolidated statement of profit or loss respectively.

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

14	Business combination

(a) Acquisition of MC Diagnostics Limited (“MCD”)

On June 30, 2021, the Company acquired 100% of equity interests in MCD and its subsidiary at a total consideration of $7,001,595, which comprised of cash consideration of GBP1,830,000 ($2,569,728 equivalent), share consideration of 3,760,856 shares, and contingent consideration with fair value of GBP1,095,666 ($1,518,409 equivalent). The fair value of share consideration is determined by discounted cash flow method under income approach.

The contingent consideration comprised of (i) a deferred payment of GBP720,000 ($997,799 equivalent) dependent on the status of renewal of certain license agreements of MCD on or before December 31, 2021; and (ii) an earn-out consideration based on the revenue of MCD and its subsidiary during the period from January to December 2021 subject to a cap of GBP4,100,000 ($5,681,911 equivalent). The potential undiscounted amount of the contingent consideration adjustment that the Group could be required to make ranges from nil to GBP4,100,000 ($5,681,911 equivalent), which is to be settled in combination of cash and shares of the Company in a proportion of 35% to 65% within one year from the end of the reporting period. The fair value of the contingent consideration is determined by reference to the probability of the license renewal and the estimated revenue of MCD and its subsidiary as described above.

The fair value of the identifiable assets and liabilities acquired in the transaction are as follows:

$
Property, plant and equipment	117,209
Intangible assets	1,365,613
Right-of-use assets	41,836
Inventories	351,748
Trade and other receivables	370,221
Deferred tax assets	235,670
Cash and cash equivalents	554,563
Trade and other payables and contract liabilities	(182,932)
Lease liabilities	(41,836)
Bank loans	(137,489)
Deferred tax liabilities	(338,014)

Total identifiable net assets	2,336,589
Goodwill	4,710,714
Less: Non-controlling interests	(45,708)

Total consideration	7,001,595

The consideration was satisfied by:

$
Cash consideration paid	2,569,728
Shares of the Company issued	2,913,458
Contingent consideration, at fair value	1,518,409

7,001,595

The Company aimed to collaborate with MCD in the development and commercialization of cancer genomics diagnostic chip products combining the Group’s technology platform and cancer genomics expertise, product development ability and commercialization experience through the acquisition.

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

14	Business combination (continued)

Goodwill arising from the acquisition amounted to $4,710,714 which is attributable to its anticipated profitability and the anticipated future operating synergies from the combination.

During the year, MCD and its subsidiary contributed $1,106,566 to the Group’s revenue and profit after tax of $217,750. If the acquisition had been completed on January 1, 2021, MCD would have contributed $2,093,623 to the Group’s revenue and profit after tax of $590,823.

The Group incurred acquisition-related costs of $278,078 on legal fees and due diligence costs. These costs have been included in “general and administrative expenses”.

(b) Acquisition of Sanomics Holdings Limited (“Sanomics”)

On November 2, 2021, the Company acquired 100% of equity interests in Sanomics and its subsidiaries at a total consideration of $34,623,373, which comprised of share consideration of 33,318,536 shares, contingent consideration with fair value of $257,183 and deferred consideration of $9,000,000. The deferred consideration of $9,000,000 is due within twelve months from the acquisition date, subject to certain terms and conditions as specified in the sale and purchase agreement. The fair value of share consideration is determined by discounted cash flow method under income approach. The contingent consideration is to be settled in shares of the Company within one year from the end of the reporting period, which is dependent on the number of additional shares that may be issued as part of settlement of the contingent consideration for the acquisition of MCD as set out in note 14(a). The fair value of the contingent consideration for the acquisition of Sanomics is determined on the same basis as that for the contingent consideration for the acquisition of MCD.

The fair value of the identifiable assets and liabilities acquired in the transaction are as follows:

$
Property, plant and equipment	1,533,120
Right-of-use assets	1,253,922
Intangible assets	1,133,255
Deferred tax assets	773,871
Inventories	412,469
Trade and other receivables	1,508,752
Cash and cash equivalents	462,600
Trade and other payables	(542,167)
Lease liabilities	(1,466,404)
Deferred tax liabilities	(203,986)

Total identifiable net assets	4,865,432
Goodwill	29,676,628
Non-controlling interest	81,313

Total purchase consideration	34,623,373

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

14	Business combination (continued)

The purchase consideration was satisfied by:

$
Shares of the Company issued	25,895,602
Deferred consideration, at amortised cost	8,470,588
Contingent consideration, at fair value	257,183

34,623,373

The Company aimed to collaborate with Sanomics on cancer genomics diagnostic business development through the acquisition.

Goodwill arising from the acquisition amounted to $29,676,628 which is attributable to its anticipated profitability and the anticipated future operating synergies from the combination.

During the year, Sanomics and its subsidiary contributed $675,161 to the Group’s revenue and profit after tax of $318,832. If the acquisition had been completed on January 1, 2021, Sanomics and its subsidiaries would have contributed $3,400,435 to the Group’s revenue and loss after tax of $2,970,860.

The Group incurred acquisition-related costs of $158,864 on legal fees and due diligence costs. These costs have been included in “general and administrative expenses”.

The net cash outflow in connection with the acquisition of MCD and Sanomics as included in the Group’s consolidated statement of cash flows amounted to $1,552,565. The amount comprised of cash consideration of $2,569,728 paid for the acquisition of MCD, net of cash and cash equivalents acquired from MCD and Sanomics of $554,563 and $462,600 respectively.

15	Inventories

$
Consumables and reagents	1,553,433
Laboratory supplies	348,310

1,901,743
Work in progress	153,400

2,055,143

The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows:

$
Carrying amount of inventories sold	118,368

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

16	Trade and other receivables

$
Current portion
Trade receivables, net of loss allowance	3,125,782
Other receivables	1,111,924

Financial assets measured at amortized cost	4,237,706
Prepayment	1,336,559

5,574,265

Non-current portion
Prepayment and deposits	747,537

6,321,802

All of the trade and other receivables classified as current assets are expected to be recovered or recognized as expenses within one year.

Trade receivables are due within 90 days from the date of billing. Further details on the Group’s credit policy and credit risk arising from trade debtors are set out in note 26(a).

17	Cash and cash equivalents and other cash flow information

(a) Cash and cash equivalents comprise:

$
Cash at bank and on hand	6,223,890

(b) Reconciliation of liabilities arising from financing activities:

The table below details changes in the Group’s liabilities from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified in the consolidated statement of cash flows as cash flows from financing activities.

	Bank loans and other borrowings (note 20) $	Redemption liabilities for ordinary shares (note 19) $	Lease liabilities (note 21) $	Total $
At January 1, 2021	—	88,278,209	2,590,676	90,868,885
Changes from financing cash flows:
Capital element of lease rentals paid	—	—	(651,047)	(651,047)
Interest element of lease rentals paid	—	—	(68,141)	(68,141)
Interest paid	(1,041)	—	—	(1,041)
Repayment of bank loans and other borrowings	(14,139)	—	—	(14,139)

Total changes from financing cash flows	(15,180)	—	(719,188)	(734,368)

Exchange adjustments	(3,133)	—	27,530	24,397

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

17	Cash and cash equivalents and other cash flow information (continued)

	Bank loans and other borrowings (note 20) $	Redemption liabilities for ordinary shares (note 19) $	Lease liabilities (note 21) $	Total $
Other changes:
Issuance of ordinary shares	—	56,534,568	—	56,534,568
Changes in carrying amount of redemption liabilities	—	46,564,476	—	46,564,476
Increase in lease liabilities from additions of right-of-use assets	—	—	41,123	41,123
Increase in lease liabilities from acquisition of subsidiaries	—	—	1,508,240	1,508,240
Increase in bank loans and other borrowings from acquisition of subsidiaries	137,489	—	—	137,489
Interest expenses (note 8)	1,041	—	68,141	69,182

Total other changes	138,530	103,099,044	1,617,504	104,855,078

At December 31, 2021	120,217	191,377,253	3,516,522	195,013,992

(c) Total cash outflow for leases:

Amounts included in the consolidated statement of cash flows for leases comprise the following:

$
Within operating cash flows	206,253
Within financing cash flows	719,188

925,441

18	Trade and other payables

$
Trade and other payables

Trade payables	1,228,201
Accruals and other payables	3,133,933
Contingent consideration (note 14)	1,775,592

6,137,726

Contract liabilities

Billings in advance of service performance (note b)	533,081

6,670,807

(a) Trade and other payables

All of the trade and other payables are expected to be settled or recognized as income within one year.

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

18	Trade and other payables (continued)

(b) Contract liabilities

Typical payment terms which impact on the amount of contract liabilities recognized are as follows:

Genetic cancer testing services

The Group receives a part of the consideration as deposits from customers when they entered into service agreements. These deposits are recognized as contract liabilities until the services are rendered. The rest of the consideration is typically paid when the services are rendered. The amount of the deposit is negotiated on a case by case basis.

The movements of contract liabilities during the year ended December 31, 2021 are as follows:

$
Balance at January 1, 2021	263,145
Decrease in contract liabilities as a result of recognizing revenue during the year that was included in the contract liabilities at the beginning of the year	(263,145)
Increase in contract liabilities as a result of receiving payments during the year in respect of unperformed services	533,081

Balance at December 31, 2021	533,081

All the contract liabilities are expected to be recognized as revenue within one year.

19	Redemption liabilities for ordinary shares and derivative financial instruments

In the year of incorporation and as part of a business reorganization of the Company, three classes of shares namely Investor Ordinary Shares (“IOS”), Existing Shareholders Ordianry Shares (“ESOS”) and Other Ordinary Shares (“OOS”) were issued to shareholders.

In August 2020, the Company signed share purchase agreements with investors and amended the memorandum and articles of association (“2nd MAA”), and issued IOS for cash to 1st D-Round investors. Pursuant to the 2nd MAA, the terms of the then pre-existing IOS, ESOS and OOS were modified in a way that the Company is obliged to redeem all or any portion of IOS and ESOS at a specified price if neither a qualified initial public listing (“IPO”) nor a qualified trade sale as defined in the 2nd MAA occurs by December 31, 2025. Alternatively, the Company is required to provide an acceptable exit to the holders of IOS and ESOS. IOS, ESOS and OOS are subject to different liquidation rights which are further described in note 23.

All of the redemption features of IOS and ESOS shall expire and become null and void upon consummation of a qualified IPO or a qualified trade sale as defined in the 2nd MAA.

During the year ended December 31, 2021, the Company (i) further signed share purchase agreements with investors to issue IOS for cash to 2nd D-Round investors and (ii) issued IOS as consideration in relation to the acquisition of MCD and Sanomics. These IOS are subject to the same terms of redemption as described above.

The redemption liabilities are measured at the present value of the redemption price multiplied by the number of outstanding IOS and ESOS at each reporting date. The changes in carrying amount of redemption liabilities are recognized in profit or loss and the redemption liabilities are classified as non-current liabilities.

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

19	Redemption liabilities for ordinary shares and derivative financial instruments (continued)

The movements of redemption liabilities for ordinary shares during the year ended December 31, 2021 are as follows:

$
At January 1, 2021	88,278,209

Issuance of IOS	56,534,568
Changes in carrying amount of redemption liabilities	46,564,476

At December 31, 2021	191,377,253

Apart from the rights of redemption as described above, the holders of IOS issued during the 1st and 2nd D-Round fundraising (“D-Round IOS”) also have the right for indemnity for price protection. According to the 2nd MAA, if the valuation of an IPO or a trade sale is less than a specified valuation as set out in the 2nd MAA and the Company nonetheless desires to proceed with such an IPO or trade sale any time before December 31, 2025, the Company shall indemnify the holders of D-Round IOS by way of the allotment of new ordinary shares to the holders at no cost prior to the IPO or trade sale in accordance with the calculation set out in the 2nd MAA. Such indemnity obligation for price protection is separately accounted for as a derivative financial instrument and measured at fair value through profit or loss.

The movements of derivative financial instruments during the year ended December 31, 2021 are as follows:

$

At January 1, 2021	4,948,000

Issuance of derivative financial instruments	7,508,000
Changes in the fair value of derivative financial instruments	(3,015,000)

At December 31, 2021	9,441,000

20	Bank loans and other borrowings

(a)	The analysis of the repayment schedule of bank loans and other borrowings are as follows:

$

Within 1 year or on demand	27,513

After 1 year but within 2 years	33,032
After 2 years but within 5 years	59,672

92,704

120,217

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

20	Bank loans and other borrowings (continued)

(b)	At December 31, 2021, the bank loans and other borrowings were secured as follows:

$

Secured borrowings
- Bank loans	105,708
- Other loans	14,509

120,217

The bank loan is secured by the United Kingdom government under the Bounce Back Loan Scheme which enables smaller businesses to access finance more quickly during the coronavirus outbreak. The bank loan bears interest at 2.5% per annum and was acquired by the Group in a business combination in June 2021. The bank loan is repayable by instalments over a 6-year period.

The other loan is secured against certain plant and machinery and bears interest at 5% per annum.

21	Lease liabilities

The lease liabilities are repayable as follows:

$

Within 1 year	1,122,783
After 1 year but within 2 years	1,033,300
After 2 years but within 5 years	1,360,439

2,393,739

3,516,522

22	Income tax in the consolidated statement of financial position

(a) Current taxation in the consolidated statement of financial position represents:

$

Balance of provision relating to prior years	6,246

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

22	Income tax in the consolidated statement of financial position (continued)

(b) Deferred tax assets and liabilities recognized:

(i)	Movement of each component of deferred tax assets and liabilities

The components of deferred tax (assets)/liabilities recognized in the consolidated statement of financial position and the movements during the year ended December 31, 2021 are as follows:

Deferred tax arising from:	Provision for reinstatement costs	Provision for employee benefits	Credit loss allowance	Unrealised foreign exchange revaluation	Intangible assets acquired in business combinations	Depreciation allowance in excess of related depreciation	Tax losses	Total
	$	$	$	$	$	$	$	$

At January 1, 2021	(7,261)	(6,576)	(17,001)	161,999	—	—	—	131,161
Acquisition of subsidiaries	—	—	—	—	542,000	228,347	(1,237,888)	(467,541)
(Credited)/charged to profit or loss	—	(1,763)	(20,327)	60,756	—	—	(9,200)	29,466
Exchange adjustments	(210)	(211)	(734)	5,404	—	(660)	10,305	13,894

At December 31, 2021	(7,471)	(8,550)	(38,062)	228,159	542,000	227,687	(1,236,783)	(293,020)

(ii)	Reconciliation to the consolidated statement of financial position

$

Net deferred tax asset recognized in the consolidated statement of financial position	1,063,179
Net deferred tax liability recognized in the consolidated statement of financial position	(770,159)

293,020

(c) Deferred tax assets not recognized:

In accordance with the accounting policy set out in note 4(p), the Group has not recognized deferred tax assets in respect of cumulative tax losses of $56,806,017 as it is not probable that future taxable profits against which the losses can be utilized will be available in the relevant tax jurisdictions and entities.

The expiry dates of the cumulative tax losses are as follows:

$

Within 1 year	36,928
More than 1 year but less than 5 years	8,790,368
More than 5 years but less than 10 years	33,657,100
Do not expire under the relevant tax legislations	14,321,621

56,806,017

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

23	Capital, reserves and dividends

(a) Share capital

(i)	Authorized share capital

	Investor Ordinary Shares	Existing Shareholder Ordinary Shares	Other Ordinary Shares
Number of authorized shares

As at December 31, 2021	99,482,759	27,834,960	57,682,281

(ii)	Issued share capital

	Investor Ordinary Shares		Existing Shareholder Ordinary Shares		Other Ordinary Shares
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount	Total amount
		$		$		$	$
Issued and fully paid:

As at January 1, 2021	39,022,225	3,903	27,834,960	2,783	30,268,110	3,027	9,713
Issuance of IOS	48,485,904	4,848	—	—	—	—	4,848

As at December 31, 2021	87,508,129	8,751	27,834,960	2,783	30,268,110	3,027	14,561

In 2021, the Company issued 48,485,904 IOS to new and existing shareholders, of which 11,406,512 shares were issued for cash of $13,299,993 and 37,079,392 shares were issued as consideration for the acquisitions of MCD and Sanomics as set out in note 14.

The liquidation order of the share capital will be: (i) first, to the holders of IOS for 70% of their share purchase price, (ii) second, to the holders of ESOS for 70% of their share purchase price; (iii) third, to the holders of IOS and ESOS for 30% of their share purchase price plus an annual percentage rate of 8% on their investment (in the event that the liquidation is caused by a default, an annual rate of return of 15%); and (iv) thereafter to the holders of OOS pro rata based on the number of shares held. Should the assets of funds available to the shareholders of the Company on a pro rata basis, without regard to any of the liquidation preferences would result in holders of IOS receiving a distribution greater than it would otherwise receive, the assets and funds shall be distributed to all shareholders on a pro rata basis (regardless of the class of shares).

All IOS, ESOS and OOS will be re-designated as ordinary shares subjected to conditions set out in note 19.

(b) Nature and purpose of reserves

(i)	Capital reserve

The capital reserve represents share premium and the amounts arising from the recognition of redemption liabilities for ordinary shares and derivative financial instruments upon issuance of ordinary shares or modification of terms of these instruments.

(ii)	Other reserve

Other reserve of the Group represents the difference between the paid-up capital of the Company’s issued share capital and the amount of paid-up capital of ACT Genomics Co., Ltd. pursuant to the acquisition of equity interests in ACT Genomics Co., Ltd. by the Company in 2018.

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

23	Capital, reserves and dividends (continued)

(iii)	Stock compensation reserve

The stock compensation reserve represents the portion of the grant date fair values of incentive shares granted to directors, other employees and consultants of the Group that has been recognized in accordance with the accounting policy set out in note 4(o)(ii).

(iv)	Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as the effective portion of any foreign exchange differences arising from hedges of the net investment in these foreign operations. The reserve is dealt with in accordance with the accounting policy set out in note 4(s).

24	Equity-settled share-based payment transactions

The Company established multiple employee share option schemes: Existing ESOP Plan on August 24, 2018, ESOP 1 Plan on September 20, 2019 and ESOP 2 Plan on April 1, 2020, to attract and retain qualified personnel required by the Company and its subsidiaries. The share options are granted at the discretion of the management of the Company. Each option gives the holder the right to subscribe for one share in the Company.

During the year ended December 31, 2021, no additional share options were granted.

	Number of options	Weighted average exercise price
		$

Outstanding at January 1, 2021	3,438,033	0.0001
Forfeited during the year	(81,333)	0.0001

Outstanding at December 31, 2021	3,356,700	0.0001

Exercisable at December 31, 2021	3,161,717	0.0001
Unvested at December 31, 2021	194,983	0.0001

For the year ended December 31, 2021, the Group recognized equity-settled share-based payment expenses of $262,524, of which $1,787, $241,543 and $19,194 were awarded to directors, other employees and consultant, respectively.

As at December 31, 2021, the weighted average exercise price and the weighted average remaining contractual life are $0.0001 and 7.2 years, respectively.

The fair value of each option is estimated on the date of grant using the binomial lattice model.

25	Capital risk management

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

25	Capital risk management (continued)

The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholders return, taking into consideration future plans of the Group, capital efficiency, projected operating cash flows and projected capital expenditures.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the Group’s future plans. To maintain or adjust the capital structure, the Group may issue new shares, raise new debt financing or repay existing debts. The redemption liabilities and derivative financial instruments arising from the issuance of ordinary shares as set out in note 19 are monitored by the Group on an ongoing basis, in particular when the Group contemplates a transaction that may have a consequential effect on these instruments under the relevant contractual terms.

Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

26	Financial risk management and fair value of financial instruments

The Group’s major financial assets and liabilities include trade and other receivables, bank balances and cash, trade and other payables, redemption liabilities for ordinary shares and derivative financial instruments. Details of these financial instruments are disclosed in the respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

(a) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk is primarily attributable to trade receivables. The Group’s exposure to credit risk arising from cash and cash equivalents is limited as the counterparties are banks and financial institutions with sound credit ratings, for which the Group considers to have insignificant credit risk. The Group does not provide any guarantees which would expose the Group to credit risk.

Trade receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. At the end of the reporting period, 14% of total trade receivables was due from the Group’s largest external customer.

Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Trade receivables are due within 30 to 90 days from the billing date. Normally, the Group does not obtain collateral from customers.

The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group’s historical credit loss experience does not indicate significantly different loss patterns for different customer segments, the loss allowance based on past due status is not further distinguished between the Group’s different customer bases.

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

26	Financial risk management and fair value of financial instruments (continued)

The following table provides information about the Group’s exposure to credit risk and ECLs for trade receivables:

	Expected loss rate %	Gross carrying amount $	ECLs $

Current (not past due)	0.6%	2,764,801	17,685
1 – 90 days past due	8.3%	321,938	26,526
91 – 180 days past due	33.9%	95,952	32,546
181 – 360 days past due	89.9%	196,582	176,808
More than 1 year past due	100%	1,236,173	1,236,099

		4,615,446	1,489,664

Expected loss rates are based on actual loss experience over the past years. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.

Movement in the loss allowance account in respect of trade receivables is as follows:

$

At January 1, 2021	677,563

Acquisitions of subsidiaries	36,771
Impairment loss recognized during the year	738,103
Exchange adjustments	37,227

At December 31, 2021	1,489,664

(b) Liquidity risk

The Group regularly monitors its liquidity requirement and maintains a sufficient level of cash and cash equivalents to finance the Group’s operations. The Group raised additional funds primarily through issuance of new shares to investors, which gave rise to recognition of redemption liabilities as set out in note 19. The Group manages the liquidity requirement arising from these redemption liabilities by, among others, raising additional funds from new investors and contemplating transactions or arrangements that would relieve the Group from fulfilling the redemption obligations under the relevant contractual terms.

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

26	Financial risk management and fair value of financial instruments (continued)

The following table shows the remaining contractual maturities at the end of the reporting period of the Group’s financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the end of the reporting period) and the earliest date the Group can be required to pay:

	Within 1 year or on demand $	More than 1 year but less than 2 years $	More than 2 year but less than 5 years $	Total undiscounted cash flows $	Carrying amount $

At December 31, 2021
Trade and other payables and other accruals	6,137,726	90,725	170,179	6,398,630	6,398,630
Deferred consideration for acquisition	9,000,000	—	—	9,000,000	8,470,588
Lease liabilities	1,157,914	1,077,084	1,417,374	3,652,372	3,516,522
Bank loans and other borrowings	29,896	34,841	61,582	126,319	120,217
Redemption liabilities for ordinary shares	—	—	440,278,989	440,278,989	191,377,253

	16,325,536	1,202,650	441,928,124	459,456,310	209,883,210

(c) Currency risk

The Group is exposed to currency risk primarily through sales and purchases giving rise to receivables, payables and cash balances that are denominated in a foreign currency, i.e. a currency other than the functional currency of the operations to which the transactions relate. The currencies giving rise to this risk are primarily United States dollars, Euro and Australian Dollar.

(i)	Exposure to currency risk

The following table details the Group’s exposure at the end of the reporting period to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate. For presentation purposes, the amounts of the exposure are shown in United States dollars, translated using the spot rate at the year end date. Differences resulting from the translation of the financial statements of foreign operations into the Group’s presentation currency are excluded.

	United States dollars $	Euro $	Australian Dollar $

Trade and other receivables	398,425	—	211,729
Cash and cash equivalents	177,470	773,325	—
Trade and other payables	(348,418)	—	—

Net exposure to currency risk	227,477	773,325	211,729

(ii)	Sensitivity analysis

The following table indicates the instantaneous change on the Group’s loss after taxation that would arise if foreign exchange rates to which the Group has significant exposure at the end of the reporting period had

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

26	Financial risk management and fair value of financial instruments (continued)

changed at that date, assuming all other risk variables remained constant. In this respect, it is assumed that the pegged rate between the Hong Kong dollars and the United States dollars would be materially unaffected by any changes in movement in value of the United States dollars against other currencies.

	Increase in foreign exchange rates %	Increase on loss after taxation $

United States Dollars	5	11,374
Euro	5	38,666
Australian Dollars	5	10,586

The effect on loss after taxation by decreasing the foreign exchange rates by 5% is in the same magnitude yet opposite direction with the above table.

Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities’ loss after taxation measured in the respective functional currencies, translated into United States dollars at the exchange rate ruling at the end of the reporting period for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the end of the reporting period, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency.

(d) Fair value measurement

(i) Financial instruments measured at fair value

Fair value hierarchy

The following table presents the fair value of the Group’s financial instruments measured at the end of the reporting period on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which fair value is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

– Level 1 valuations:	Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

– Level 2 valuations:	Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available

– Level 3 valuations:	Fair value measured using significant unobservable inputs

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

26	Financial risk management and fair value of financial instruments (continued)

		Fair value measurements as at December 31, 2021 categorized into
	Fair value at December 31, 2021 $	Level 1 $	Level 2 $	Level 3 $

Recurring fair value measurements

Liabilities:
Contingent consideration	1,775,592	—	—	1,775,592
Derivative financial instruments	9,441,000	—	—	9,441,000

During the year ended December 31, 2021, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognize transfers between levels of the fair value hierarchy as at the end of the reporting period in which they occur.

Information about Level 3 fair value measurements

The fair value of derivative financial instruments is determined using equity allocation method, with and without considering the price protection feature. Significant unobservable inputs, being the equity value of the Group of $137.5 million and expected volatility adopted in the equity allocation method of 48.3% were included in the fair value measurement. When the equity value of the Group was lower or expected volatility adopted in the equity allocation method was higher, the estimated fair value would increase correspondingly. Management believes that any reasonably foreseeable change in any of the above unobservable inputs would not cause the fair value to have material changes.

The fair value of contingent consideration is determined using a probability-weighted scenario method. Significant unobservable inputs, being 95% probability of the license renewal and meeting revenue target of MCD and its subsidiary were included in the fair value measurement. When the probability of the license renewal or the estimated revenue of MCD and its subsidiary were higher, the estimated fair value would increase correspondingly. There had been no material change in the estimated fair value subsequent to initial measurement. Management believes that any reasonably foreseeable change in any of the above unobservable inputs would not cause the fair value to have material changes.

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

26	Financial risk management and fair value of financial instruments (continued)

The movements during the year in the balance of these Level 3 fair value measurements are as follows:

$

Derivative financial instruments:
At January 1, 2021	4,948,000
Issuance of derivative financial instruments	7,508,000
Changes in the fair value of derivative financial instruments	(3,015,000)

At December 31, 2021	9,441,000

$

Contingent consideration:
At January 1, 2021	—
Recognition upon business combination	1,775,592

At December 31, 2021	1,775,592

(ii) Financial assets and liabilities carried at other than fair value

The carrying amounts of the Group’s financial assets and liabilities carried at amortised cost are not materially different from their fair values as at December 31, 2021.

27	Related party transactions

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions:

(a) Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company’s directors and certain of the highest paid employees, is as follows:

$

Salaries and other emoluments	864,841
Discretionary bonuses	9,853
Retirement scheme contributions	16,809

891,503

(b) Transactions with other related parties

During the year ended December 31, 2021, the Group entered into the following material related party transaction:

$

Sales to an associate	457,923

ACT Genomics Holdings Company Limited

Consolidated financial statements for the year ended December 31, 2021

28	Events after the reporting period

In March 2022, the Company signed share purchase agreements with investors and issued IOS for cash of $5,000,000 to E-Round investors.

On December 16, 2022, the Company and certain of the Company’s shareholders (the “Sellers”) entered into an agreement with Prenetics Global Limited (the “Buyer”) for sale and purchase of the issued shares in the Company (the “SPA”). Pursuant to the SPA, each Seller agreed to sell to the Buyer, and the Buyer agreed to buy shares of the Company, by way of share exchange at a pre-determined ratio, plus certain cash incentive payments to the Sellers for entering into the transaction. In addition, the Company should issue, and Prenetics should subscribe for, convertible bond in the principal amount of US$10,000,000 at completion of the transaction.

On December 22, 2022, the Company agreed with the selling shareholders of Sanomics to settle the deferred consideration of $9,000,000 in respect of the acquisition of Sanomics by issuance of 7,718,696 IOS in lieu of cash.

On December 30, 2022, the transaction was completed where the Buyer has obtained a controlling interest in the Company and subscribed for the convertible bond issued by the Company. On the same date, the Company adopted an amended memorandum and articles of association, pursuant to which the redemption rights granted to the holders of IOS and ESOS in prior periods were terminated and no further redemption rights were granted to any shareholders of the Company. Accordingly, the entire balance of redemption liabilities for ordinary shares and derivative financial instruments (see note 19) were reclassified to equity.

ACT Genomics Holdings Company

Limited

Interim Financial

Report for the nine months ended

September 30, 2022

ACT Genomics Holdings Company Limited

Interim financial report for the nine months ended September 30, 2022

Consolidated statement of profit or loss

for the nine months ended September 30, 2022 - unaudited

(Expressed in United States dollars unless otherwise indicated)

	Note	For the nine months ended September 30, 2022 $
Revenue	3	11,398,374
Cost of sales		(5,099,358)

Gross profit		6,299,016
Other revenue	4(a)	2,219
Other net loss	4(b)	(3,812,525)
Research and development expenses		(4,464,230)
Distribution and selling expenses		(3,920,473)
General and administrative expenses		(4,576,613)

Loss from operations		(10,472,606)
Finance costs	5(a)	(537,909)
Share of losses of associates		(319,409)
Changes in carrying amount of redemption liabilities	10	(32,454,289)
Changes in the fair value of derivative financial instruments	10	(3,130,000)

Loss before taxation	5	(46,914,213)
Income tax	6	(615,141)

Loss for the period		(47,529,354)

Attributable to:
Equity shareholders of the Company		(47,473,160)
Non-controlling interests		(56,194)

Loss for the period		(47,529,354)

The accompanying notes form part of this interim financial report.

ACT Genomics Holdings Company Limited

Interim financial report for the nine months ended September 30, 2022

Consolidated statement of profit or loss and other comprehensive income for the nine months ended September 30, 2022 - unaudited

(Expressed in United States dollars unless otherwise indicated)

For the nine months ended September 30, 2022 $
Loss for the period	(47,529,354)
Other comprehensive income for the period
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of overseas subsidiaries	3,017,654

Total comprehensive income for the period	(44,511,700)

Attributable to:
Equity shareholders of the Company	(44,493,486)
Non-controlling interests	(18,214)

Total comprehensive income for the period	(44,511,700)

The accompanying notes form part of this interim financial report.

ACT Genomics Holdings Company Limited

Interim financial report for the nine months ended September 30, 2022

Consolidated statement of financial position at September 30, 2022 - unaudited

(Expressed in United States dollars unless otherwise indicated)

		September 30,	December 31,
		2022	2021
	Note	$	$
Assets
Property, plant and equipment	7	6,089,315	9,077,621
Intangible assets and goodwill	8	11,339,728	12,520,837
Deferred tax assets		212,843	1,063,179
Interests in associates		847,246	1,219,427
Prepayment and deposits	9	1,055,662	747,537

Non-current assets		19,544,794	24,628,601

Inventories		1,656,798	2,055,143
Trade and other receivables	9	3,895,132	5,574,265
Amount due from an associate		581,865	135,706
Cash and cash equivalents		6,365,469	6,223,890

Current assets		12,499,264	13,989,004

Total assets		32,044,058	38,617,605

Liabilities
Bank loans and other borrowings		23,489	27,513
Trade and other payables		3,566,855	6,137,726
Contract liabilities		376,810	533,081
Deferred consideration for acquisition		8,955,882	8,470,588
Lease liabilities		994,929	1,122,783
Derivative financial instruments	10	15,100,000	9,441,000
Current taxation		5,607	6,246

Current liabilities		29,023,572	25,738,937

Bank loans and other borrowings		59,045	92,704
Other accruals		232,594	260,904
Lease liabilities		1,576,743	2,393,739
Deferred tax liabilities		507,603	770,159
Redemption liabilities for ordinary shares	10	195,264,717	191,377,253

Non-current liabilities		197,640,702	194,894,759

Total liabilities		226,664,274	220,633,696

Equity
Share capital		15,224	14,561
Reserves		(194,295,201)	(181,708,627)

Total deficit attributable to equity shareholders of the Company	11	(194,279,977)	(181,694,066)
Non-controlling interests		(340,239)	(322,025)

Total deficit		(194,620,216)	(182,016,091)

Total deficit and liabilities		32,044,058	38,617,605

The accompanying notes form part of this interim financial report.

ACT Genomics Holdings Company Limited

Interim financial report for the nine months ended September 30, 2022

Consolidated statement of changes in equity

for the nine months ended September 30, 2022 – unaudited

(Expressed in United States dollars unless otherwise indicated)

	Attributable to equity shareholders of the Company
	Share capital $	Capital reserve $	Other reserve $	Stock compensation reserve $	Exchange reserve $	Accumulated losses $	Total $	Non- controlling interests $	Total deficit $
At January 1, 2022	14,561	(20,404,665)	16,273,498	2,256,823	(934,979)	(178,899,304)	(181,694,066)	(322,025)	(182,016,091)

Changes in equity for the period:
Loss for the period	—	—	—	—	—	(47,473,160)	(47,473,160)	(56,194)	(47,529,354)
Other comprehensive income	—	—	—	—	2,979,674	—	2,979,674	37,980	3,017,654

Total comprehensive income	—	—	—	—	2,979,674	(47,473,160)	(44,493,486)	(18,214)	(44,511,700)

Issuance of ordinary shares	663	(415)	—	—	—	—	248	—	248
Issuance of derivative financial instruments	—	(2,529,000)	—	—	—	—	(2,529,000)	—	(2,529,000)
Equity-settled share-based payment transactions	—	—	—	69,697	—	—	69,697	—	69,697
Modification of redemption liabilities	—	34,366,630	—	—	—	—	34,366,630	—	34,366,630

At September 30, 2022	15,224	11,432,550	16,273,498	2,326,520	2,044,695	(226,372,464)	(194,279,977)	(340,239)	(194,620,216)

The accompanying notes form part of this interim financial report.

ACT Genomics Holdings Company Limited

Interim financial report for the nine months ended September 30, 2022

Condensed consolidated statement of cash flows

for the nine months ended September 30, 2022 - unaudited

(Expressed in United States dollars unless otherwise indicated)

$
Cash flows from operating activities

Cash used in operations	(3,325,817)

Net cash used in operating activities	(3,325,817)

Cash flows from investing activities
Payment for purchase of property, plant and equipment	(86,453)
Proceeds from disposal of property, plant and equipment	69,957
Payment for purchase of intangible assets	(11,299)
Payment for contingent consideration	(395,560)
Interest received	2,219

Net cash used in investing activities	(421,136)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	5,000,000
Capital element of lease rentals paid	(748,058)
Interest element of lease rentals paid	(51,086)
Repayment of bank loans and other borrowings	(17,300)
Other borrowing cost paid	(1,529)

Net cash generated from financing activities	4,182,027

Net increase in cash and cash equivalents	435,074

Cash and cash equivalents at January 1, 2022	6,223,890

Effect of foreign exchange rate changes	(293,495)

Cash and cash equivalents at September 30, 2022	6,365,469

The accompanying notes form part of this interim financial report.

ACT Genomics Holdings Company Limited

Interim financial report for the nine months ended September 30, 2022

Notes to the unaudited interim financial report

(Expressed in United States dollars unless otherwise indicated)

1	Reporting entity

ACT Genomics Holdings Company Limited (the “Company”) was incorporated on April 20, 2018 as an exempted company with limited liability under the Companies Law 2016 (revised) (as consolidated and revised) of the Cayman Islands. The Company and its subsidiaries (the “Group”) are principally engaged in next-generation sequencing concentrating on clinical applications of cancer biology, medical diagnostics products, and precision medicine for cancer prevention, treatment and monitoring.

2	Significant accounting policies

(a) Basis of preparation of the interim financial report

This interim financial report has been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim financial reporting, issued by the International Accounting Standards Board (“IASB”), except that it does not include comparative financial information for the nine months ended September 30, 2022 as required by IAS 34.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2021 annual financial statements of the Group, except for the accounting policy changes that are to be reflected in the 2022 annual financial statements. Details of any changes in accounting policies and newly adopted accounting policies are set out in note 2(b).

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”).

The condensed consolidated financial statements have been prepared on a going concern basis notwithstanding the Group had net current liabilities of $16,524,308 as at September 30, 2022. The management closely monitors the Group’s financial performance and liquidity position and has put in place measures to alleviate liquidity pressure. The Group had cash and cash equivalents of $6,365,469 as at September 30, 2022. The deferred consideration of $9,000,000 in connection with the Company’s acquisition of Sanomics Holdings Limited and its subsidiaries (“Sanomics”) was settled via the issuance of the Company’s shares in December 2022 and therefore did not affect the Group’s liquidity position.

The management and the directors of the Company are of the opinion that, taking into account the above measures, the Group has sufficient working capital to meet its liabilities and obligations as and when they fall due.

(b) Changes in accounting policies and newly adopted accounting policies

The Group has applied the following amendments to IFRSs issued by the IASB to this interim financial report for the current accounting period:

•	Amendments to IFRS 3, Reference to the Conceptual Framework

ACT Genomics Holdings Company Limited

Interim financial report for the nine months ended September 30, 2022

2	Significant accounting policies (continued)

•	Amendments to IAS 16, Property, Plant and Equipment: Proceeds before Intended Use

•	Amendments to IAS 37, Onerous Contracts — Cost of Fulfilling a Contract

•	Annual Improvements to IFRSs 2018-2020 Cycle

None of these amendments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented in this interim financial report. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

3	Revenue

The principal activities of the Group are engaging in next-generation sequencing concentrating on clinical applications of cancer biology, medical diagnostics products, and precision medicine for cancer prevention, treatment and monitoring.

Disaggregation of revenue from contracts with customers is as follows:

For the nine months ended September 30, 2022 $
Revenue from contracts with customers within the scope of IFRS 15
Provision of cancer genetic testing services	9,722,321
Sales of medical diagnostics products	1,476,053
Revenue from technical support and maintenance services	200,000

11,398,374

4	Other revenue and other net loss

		For the nine months ended September 30, 2022 $
(a)	Other revenue

	Bank interest income	2,219

(b)	Other net loss

	Net foreign exchange loss	(3,969,641)
	Others	157,116

		(3,812,525)

ACT Genomics Holdings Company Limited

Interim financial report for the nine months ended September 30, 2022

5	Loss before taxation

Loss before taxation is arrived at after charging:

(a) Finance costs

For the nine months ended September 30, 2022 $
Interest on lease liabilities	51,086
Interest expenses on deferred consideration	485,294
Interest expenses on bank loans	1,529

537,909

(b) Staff costs

For the nine months ended September 30, 2022 $
Salaries, wages and other benefits	7,482,143
Contributions to defined contribution retirement plan	409,472
Equity-settled share-based payment expenses (note 12)	69,697

7,961,312

(c) Other items

For the nine months ended September 30, 2022 $
Cost of inventories	2,351,327
Depreciation charge
- owned property, plant and equipment	1,783,306
- right-of-use assets	722,126
Amortization of intangible assets	237,590
Impairment loss on trade receivables	138,789

ACT Genomics Holdings Company Limited

Interim financial report for the nine months ended September 30, 2022

6	Income tax in the consolidated statement of profit or loss

Taxation in the consolidated statement of profit or loss represents:

For the nine months ended September 30, 2022 $
Deferred tax
Origination and reversal of temporary differences	(615,141)

(i)	Subsidiaries incorporated in Taiwan are subject to Corporate Income Tax at a rate of 20%. No provision has been made as these subsidiaries did not generate any taxable income for the period.

(ii)

Subsidiaries incorporated in Hong Kong are subject to Hong Kong Profits Tax at a rate of 16.5%. Enhanced tax deductions had also been taken into account for qualifying research and development expenses that fulfills specific criteria set out in Section 16B and Schedule 45 of the Inland Revenue Ordinance. The first HK$2 million of the qualified research and development expenses will be subject to a tax deduction rate of 300% and the remaining qualified research and development expenses will be subject to a tax deduction rate of 200%. No provision has been made as these subsidiaries did not generate any taxable income for the year.

(iii)

Subsidiaries incorporated in the United Kingdom are subject to Corporate Income Tax at a rate of 19%. No provision has been made as these subsidiaries had unutilized tax loss to set-off against taxable income or did not generate any taxable income for the period.

(iv)	Taxation for other overseas subsidiaries are charged at the appropriate current rates of taxation ruling in the relevant tax jurisdictions.

7	Property, plant and equipment

During the nine months ended September 30, 2022, the Group acquired items of property, plant and equipment with a cost of $86,453. There were no disposals during the nine months ended September 30, 2022.

8	Intangible assets and goodwill

During the nine months ended September 30, 2022, the Group capitalized computer software with a cost of $11,299. There were no disposals during the nine months ended September 30, 2022.

ACT Genomics Holdings Company Limited

Interim financial report for the nine months ended September 30, 2022

9	Trade and other receivables

	September 30, 2022 $	December 31, 2021 $
Current portion
Trade receivables, net of loss allowance	2,832,903	3,125,782
Other receivables	411,022	1,111,924

Financial assets measured at amortized cost	3,243,925	4,237,706
Prepayment	651,207	1,336,559

	3,895,132	5,574,265

Non-current portion
Prepayment and deposits	1,055,662	747,537

	4,950,794	6,321,802

All of the trade and other receivables classified as current assets are expected to be recovered or recognized as expenses within one year. Trade receivables are due within 90 days from the date of billing.

10	Redemption liabilities for ordinary shares and derivative financial instruments

In March 2022, the Company signed share purchase agreements with investors and amended the memorandum and articles of association (“3rd MAA”), and issued IOS for cash to E-Round investors (“E-Round IOS”). The redemption price for determining the redemption liabilities of each of the holders of IOS and ESOS, if neither a qualified initial public listing (“IPO”) nor a qualified trade sale as defined in the 3rd MAA occurs by December 31, 2025, has been modified from the redemption price under the 2nd MAA. In view that the modification of redemption price for the existing IOS and ESOS were agreed among the holders of these IOS and ESOS and the Company in their capacity as shareholders and share issuer respectively without any exchange of consideration, the resultant changes in carrying amounts of the redemption liabilities were accounted for as equity transactions and recognized in capital reserve.

The redemption liabilities are measured at the present value of the redemption price multiplied by the number of outstanding IOS and ESOS at each reporting date. The changes in carrying amount of redemption liabilities (other than the changes due to modification) are recognized in profit or loss and the redemption liabilities are classified as non-current liabilities.

The movements of redemption liabilities for ordinary shares during the period ended September 30, 2022 are set out as follows:

$
At January 1, 2022	191,377,253
Issuance of IOS	5,799,805
Changes in carrying amount of redemption liabilities	32,454,289
Changes in carrying amount of redemption liabilities due to modification	(34,366,630)

At September 30, 2022	195,264,717

ACT Genomics Holdings Company Limited

Interim financial report for the nine months ended September 30, 2022

10	Redemption liabilities for ordinary shares and derivative financial instruments (continued)

The holders of E-Round IOS also have the right for indemnity for price protection. According to the 3rd MAA, if the valuation of an IPO or a trade sale trade sale is less than a specified valuation as set out in the 3rd MAA and the Company nonetheless desires to proceed with such an IPO or trade sale any time before December 31, 2025, the Company shall indemnify the holders of E-Round IOS by way of allotment of new ordinary shares to the holders at no cost prior to the IPO or trade sale in accordance with the calculation set out in the 3rd MAA. The terms regarding the right for indemnity for price protection for the holders of D-Round IOS remained unchanged in the 3rd MAA. Such indemnity obligation for price protection is separately accounted for as a derivative financial instrument and measured at fair value through profit or loss.

The movements of derivative financial instruments during the period ended September 30, 2022 are set out as follows:

$
At January 1, 2022	9,441,000
Issuance of derivative financial instruments	2,529,000
Changes in the fair value of derivative financial instruments	3,130,000

At September 30, 2022	15,100,000

11	Share capital

Authorized share capital

	Investor Ordinary Shares	Existing Shareholder Ordinary Shares	Other Ordinary Shares
Number of authorized shares
At September 30, 2022	99,482,759	27,834,960	57,682,281

At December 31, 2021	99,482,759	27,834,960	57,682,281

Issued share capital

	Investor		Existing Shareholder		Other
	Ordinary Shares		Ordinary Shares		Ordinary Shares
		Amount		Amount		Amount	Total Amount
	No. of shares	$	No. of shares	$	No. of shares	$	$
Issued and fully paid:

At January 1, 2022	87,508,129	8,751	27,834,960	2,783	30,268,110	3,027	14,561
Issuance of IOS	4,149,980	415	—	—	—	—	415
Issuance of OOS	—	—	—	—	2,482,134	248	248

At September 30, 2022	91,658,109	9,166	27,834,960	2,783	32,750,244	3,275	15,224

During the nine months ended September 30, 2022, the Company issued 4,149,980 IOS to new and existing shareholders, of which 3,464,040 shares were issued for cash of $5,000,000 and 685,940 shares were issued for settling the contingent consideration in respect of the acquisitions of MC Diagnostics Limited and Sanomics in 2021.

ACT Genomics Holdings Company Limited

Interim financial report for the nine months ended September 30, 2022

12	Equity-settled share-based payment transactions

The Company established multiple employee share option schemes: Existing ESOP Plan on August 24, 2018, ESOP 1 Plan on September 20, 2019 and ESOP 2 Plan on April 1, 2020, to attract and retain qualified personnel required by the Company and its subsidiaries. The share options are granted at the discretion of the management of the Company. Each option gives the holder the right to subscribe for one share in the Company.

During the period ended September 30, 2022, no additional share options were granted.

	Number of options	Weighted average exercise price $
Outstanding at January 1, 2022	3,356,700	0.0001
Forfeited during the period	(75,000)	0.0001
Exercised during the period	(2,482,134)	0.0001

Outstanding at September 30, 2022	799,566	0.0001

Exercisable at September 30, 2022	749,566	0.0001
Unvested at September 30, 2022	50,000	0.0001

For the period ended September 30, 2022, the Group recognized equity-settled share-based payment expenses of $69,697, which were awarded to the employees.

As at September 30, 2022, the weighted average exercise price and the weighted average remaining contractual life are $0.0001 and 6.45 years, respectively.

13	Fair value of financial instruments

(i) Financial instruments measured at fair value

Fair value hierarchy

The following table presents the fair value of the Group’s financial instruments measured at the end of the reporting period on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which fair value is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

- Level 1 valuations:	Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

- Level 2 valuations:	Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available

- Level 3 valuations:	Fair value measured using significant unobservable inputs

ACT Genomics Holdings Company Limited

Interim financial report for the nine months ended September 30, 2022

13	Fair value of financial instruments (continued)

		Fair value measurements as at September 30, 2022 categorized into
	Fair value at September 30, 2022 $	Level 1 $	Level 2 $	Level 3 $
Recurring fair value measurements
Liabilities:
Contingent consideration	803,520	—	—	803,520
Derivative financial instruments	15,100,000	—	—	15,100,000

During the nine months period ended September 30, 2022, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognize transfers between levels of the fair value hierarchy as at the end of the reporting period in which they occur.

Information about Level 3 fair value measurements

The fair value of derivative financial instruments is determined using equity allocation method, with and without considering the price protection feature. Significant unobservable inputs, being the equity value of the Group of $72.9 million and expected volatility adopted in the equity allocation method of 39.3% were included in the fair value measurement. When the equity value of the Group was lower or expected volatility adopted in the equity allocation method was lower, the estimated fair value would increase correspondingly. Management believes that any reasonably foreseeable change in any of the above unobservable inputs would not cause the fair value to have material changes.

The fair value of contingent consideration is determined using a probability-weighted scenario method. Significant unobservable input, being meeting revenue target of MCD and its subsidiary was included in the fair value measurement. When the estimated revenue of MCD and its subsidiary were higher, the estimated fair value would increase correspondingly. Management believes that any reasonably foreseeable change in any of the above unobservable inputs would not cause the fair value to have material changes.

The movements during the period in the balance of these Level 3 fair value measurements are as follows:

$
Derivative financial instruments:
At January 1, 2022	9,441,000
Issuance of derivative financial instruments	2,529,000
Changes in the fair value of derivative financial instruments	3,130,000

At September 30, 2022	15,100,000

Contingent consideration:
At January 1, 2022	1,775,592
Settlement during the period	(972,072)

At September 30, 2022	803,520

(ii) Financial assets and liabilities carried at other than fair value

The carrying amounts of the Group’s financial assets and liabilities carried at amortized cost are not materially different from their fair values as of September 30, 2022.

ACT Genomics Holdings Company Limited

Interim financial report for the nine months ended September 30, 2022

14	Material related party transactions

Apart from balances and transactions disclosed elsewhere in this interim financial report, the Group has also entered into the following material related party transactions under the normal course of the Group’s business:

Transactions with other related parties

For the nine months ended September 30, 2022 $
Sales to an associate	335,582

15	Events after the reporting period

On December 16, 2022, the Company and certain of the Company’s shareholders (the “Sellers”) entered into an agreement with Prenetics Global Limited (the “Buyer”) for sale and purchase of the issued shares in the Company (the “SPA”). Pursuant to the SPA, each Seller agreed to sell to the Buyer, and the Buyer agreed to buy shares of the Company, by way of share exchange at a pre-determined ratio, plus certain cash incentive payments to the Sellers for entering into the transaction. In addition, the Company should issue, and Prenetics should subscribe for, convertible bond in the principal amount of US$10,000,000 at completion of the transaction.

On December 22, 2022, the Company agreed with the selling shareholders of Sanomics to settle the deferred consideration of $9,000,000 in respect of the acquisition of Sanomics by issuance of 7,718,696 IOS in lieu of cash.

On December 30, 2022, the transaction was completed where the Buyer has obtained a controlling interest in the Company and subscribed for the convertible bond issued by the Company. On the same date, the Company adopted an amended memorandum and articles of association, pursuant to which, the redemption rights granted to the holders of IOS and ESOS in prior periods were terminated and no further redemption rights were granted to any shareholders of the Company. Accordingly, the entire balance of redemption liabilities for ordinary shares and derivative financial instruments (note 13) were reclassified to equity.

Prenetics Global Limited
(Incorporated in the Cayman Islands)
and its Subsidiaries
Annual Report
For the financial year ended December 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors
Prenetics Global Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Prenetics Global Limited and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated
financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG
We have served as the Company’s auditor since 2017.
Hong Kong
May 1, 2023

Consolidated statements of profit or loss and other comprehensive income
(Expressed in United States dollars unless otherwise indicated)

	Note	2022	2021	2020
		$	$	$
Revenue	5(B), 6	275,761,298	275,852,753	65,179,515
Direct costs		(144,206,412)	(169,721,542)	(38,834,696)

Gross profit		131,554,886	106,131,211	26,344,819
Other income and other net gains/(losses)	7	404,643	138,948	(315,404)
Share of loss of a joint venture		—	—	(1,133,321)
Selling and distribution expenses		(13,301,436)	(21,932,322)	(6,492,635)
Research and development expenses		(15,519,228)	(10,563,952)	(2,782,123)
Restructuring costs in relation to diagnostic business	8(c)	(30,378,741)	—	—
Administrative and other operating expenses		(96,063,312)	(83,991,413)	(16,616,462)

Loss from operations		(23,303,188)	(10,217,528)	(995,126)
Fair value loss on financial assets at fair value through profit or loss	18	(9,363,495)	(94,000)	—
Share-based payment on listing	30	(89,546,601)	—	—
Fair value loss on convertible securities	24	—	(29,054,669)	(2,846,750)
Fair value loss on preference shares liabilities	25	(60,091,353)	(125,398,798)	—
Fair value gain on warrant liabilities	26	3,196,538	—	—
Write-off on amount due from a shareholder		—	(106,179)	—
Gain on bargain purchase	34(b)	—	117,238	—
Loss on disposal of a subsidiary		—	(292,132)	—
Other finance costs	8(a)	(4,198,184)	(5,238,030)	(59,567)

Loss before taxation	8	(183,306,283)	(170,284,098)	(3,901,443)
Income tax (expense)/credit	9(a)	(7,147,104)	(3,732,744)	1,937,558

Loss for the year		(190,453,387)	(174,016,842)	(1,963,885)

Other comprehensive income for the year
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of subsidiaries and a joint venture outside Hong Kong		(4,842,932)	260,112	1,581,372

Total comprehensive income for the year		(195,296,319)	(173,756,730)	(382,513)

Consolidated statements of profit or loss and other comprehensive income (continued)
(Expressed in United States dollars unless otherwise indicated)

	Note	2022	2021	2020
		$	$	$
Loss attributable to:
Equity shareholders of the Company		(190,453,333)	(174,009,273)	(1,939,689)
Non-controlling interests		(54)	(7,569)	(24,196)

		(190,453,387)	(174,016,842)	(1,963,885)

Total comprehensive income attributable to:
Equity shareholders of the Company		(195,296,265)	(173,749,161)	(358,317)
Non-controlling interests		(54)	(7,569)	(24,196)

		(195,296,319)	(173,756,730)	(382,513)

Loss per share
Basic	10	(2.50)	(11.92)	(0.15)
Diluted	10	(2.50)	(11.92)	(0.15)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of financial position
(Expressed in United States dollars unless otherwise indicated)

	Note	2022	2021
		$	$
Assets
Property, plant and equipment	11	13,102,546	13,037,192
Intangible assets	12	14,785,875	23,826,282
Goodwill	13	33,800,276	3,978,065
Interests in associates	14	788,472	—
Deferred tax assets	9(c)	243,449	79,702
Deferred expenses	17	6,307,834	—
Other non-current assets	15	1,292,462	693,548

Non-current assets		70,320,914	41,614,789

Deferred expenses	17	4,577,255	—
Inventories	16	4,534,072	6,829,226
Trade receivables	17	41,691,913	47,041,538
Deposits, prepayments and other receivables	17	6,889,114	7,817,756
Amounts due from related companies		—	9,060
Financial assets at fair value through profit or loss	18	17,537,608	9,906,000
Short-term deposits	19(a)	19,920,160	—
Cash and cash equivalents	19(b)	146,660,195	35,288,952

Current assets		241,810,317	106,892,532

Total assets		312,131,231	148,507,321

Liabilities
Deferred tax liabilities	9(c)	3,185,440	659,498
Preference shares liabilities	25	—	486,404,770
Warrant liabilities	26	3,574,885	—
Lease liabilities	22	3,763,230	3,600,232
Other non-current liabilities	20	949,701	—

Non-current liabilities		11,473,256	490,664,500

Trade payables		7,291,133	9,979,726
Accrued expenses and other current liabilities	20	15,611,421	36,280,298
Contract liabilities	21	5,674,290	9,587,245
Lease liabilities	22	2,882,933	1,666,978
Liabilities for puttable financial instrument	27	17,138,905	—
Tax payable		8,596,433	1,223,487

Current liabilities		57,195,115	58,737,734

Total liabilities		68,668,371	549,402,234

Consolidated statements of financial position (continued)
(Expressed in United States dollars unless otherwise indicated)

	Note	2022	2021
		$	$
Equity
Share capital	2 8	13,698	1,493
Reserves		237,050,429	(400,811,431)

Total equity/(equity deficiency) attributable to equity shareholders of the Company		237,064,127	(400,809,938)
Non-controlling interests		6,398,733	(84,975)

Total equity/(equity deficiency)		243,462,860	(400,894,913)

Total equity and liabilities		312,131,231	148,507,321

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity
(Expressed in United States dollars unless otherwise indicated)

		Attributable to equity shareholders of the Company
	Note	Share capital $	Share premium $	Treasury stock $	Translation reserve $	Other reserve $	Capital reserve $	Accumulated losses $	Sub-total $	Non- controlling interests $	Total $
Balance at January 1, 2020		45,691,346	—	—	(813,749)	—	13,669,801	(41,641,482)	16,905,916	(53,210)	16,852,706
Changes in equity for the year:
Loss for the year		—	—	—	—	—	—	(1,939,689)	(1,939,689)	(24,196)	(1,963,885)
Other comprehensive income		—	—	—	1,581,372	—	—	—	1,581,372	—	1,581,372

Total comprehensive income		—	—	—	1,581,372	—	—	(1,939,689)	(358,317)	(24,196)	(382,513)
Equity-settled share-based transactions	29	—	—	—	—	—	1,617,469	—	1,617,469	—	1,617,469
Vesting of shares under the restricted share scheme	29	—	—	—	—	—	48,622	—	48,622	—	48,622
Issuance of exchange loan notes		—	—	—	—	12,870,723	—	—	12,870,723	—	12,870,723
Shares issued upon conversion of exchange loan notes		7,549,258	—	—	—	(7,549,258)	—	—	—	—	—

Balance at December 31, 2020 and January 1, 2021		53,240,604	—	—	767,623	5,321,465	15,335,892	(43,581,171)	31,084,413	(77,406)	31,007,007
Changes in equity for the year:
Loss for the year		—	—	—	—	—	—	(174,009,273)	(174,009,273)	(7,569)	(174,016,842)
Other comprehensive income		—	—	—	260,112	—	—	—	260,112	—	260,112

Total comprehensive income		—	—	—	260,112	—	—	(174,009,273)	(173,749,161)	(7,569)	(173,756,730)
Equity-settled share-based transactions	29	—	—	—	—	—	22,494,918	—	22,494,918	—	22,494,918
Vesting of shares under the restricted share scheme		—	—	—	—	—	4,517	—	4,517	—	4,517
Reclassification to preference shares liabilities	25	(37,890,771)	—	—	—	(241,942,035)	—	—	(279,832,806)	—	(279,832,806)
Reclassification to share premium arising from the restructuring	28(a)	(15,348,379)	15,348,379	—	—	—	—	—	—	—	—
Shares issued upon conversion of exchange loan notes	28(a)	39	1,777,990	—	—	(1,778,029)	—	—	—	—	—
Fair value loss of convertible securities	24	—	—	—	—	(811,819)	—	—	(811,819)	—	(811,819)

Balance at December 31, 2021		1,493	17,126,369	—	1,027,735	(239,210,418)	37,835,327	(217,590,444)	(400,809,938)	(84,975)	(400,894,913)

Consolidated statements of changes in equity (continued)
(Expressed in United States dollars unless otherwise indicated)

		Attributable to equity shareholders of the Company
	Note	Share capital $	Share premium $	Treasury stock $	Translation reserve $	Other reserve $	Capital reserve $	Accumulated losses $	Sub-total $	Non- controlling interests $	Total $
Balance at January 1, 2022		1,493	17,126,369	—	1,027,735	(239,210,418)	37,835,327	(217,590,444)	(400,809,938)	(84,975)	(400,894,913)
Changes in equity for the year:
Loss for the year		—	—	—	—	—	—	(190,453,333)	(190,453,333)	(54)	(190,453,387)
Other comprehensive income		—	—	—	(4,842,932)	—	—	—	(4,842,932)	—	(4,842,932)

Total comprehensive income		—	—	—	(4,842,932)	—	—	(190,453,333)	(195,296,265)	(54)	(195,296,319)
Equity-settled share-based transactions	29	—	—	—	—	—	31,580,383	—	31,580,383	—	31,580,383
Vesting of equity-settled share-based transactions	28(b),29	785	116,079	—	—	—	—	—	116,864	—	116,864
Capital contribution		1,494	116,093,106	—	—	—	—	—	116,094,600	—	116,094,600
Shares issued on Reverse Recapitalization	30	1,452	113,144,754	—	—	—	—	—	113,146,206	—	113,146,206
Issuance of bonus shares	28(b)	1,543	(1,543)	—	—	—	—	—	—	—	—
Shares issued upon conversion of exchange loan notes	28(b)	79	(79)	—	—	—	—	—	—	—	—
Reclassification from preference shares liabilities	25	5,116	550,243,765	—	—	—	—	—	550,248,881	—	550,248,881
Modification of agreement with
PIPE investors	30	—	—	—	—	(17,400,000)	—	—	(17,400,000)	—	(17,400,000)
Settlement of agreement with
PIPE investors upon listing	30	—	—	—	—	17,400,000	—	—	17,400,000	—	17,400,000
Issuance of shares for acquisition	28(b),33	1,736	34,720,780	—	—	5,061,304	—	—	39,783,820	—	39,783,820
Issuance of liabilities for puttable financial instrument for acquisition	27	—	—	—	—	(17,138,905)	—	—	(17,138,905)	—	(17,138,905)
Repurchase of shares	28(c)	—	—	(661,519)	—	—	—	—	(661,519)	—	(661,519)
Acquisition of non-controlling interests	33(D)	—	—	—	—	—	—	—	—	6,483,762	6,483,762

Balance at December 31, 2022		13,698	831,443,231	(661,519)	(3,815,197)	(251,288,019)	69,415,710	(408,043,777)	237,064,127	6,398,733	243,462,860

The accompanying notes are an integral part of these consolidated financial
statements.

Consolidated statements of cash flows
(Expressed in United States dollars unless otherwise indicated)

	Note	2022	2021	2020
		$	$	$
Cash flows from operating activities
Loss for the year		(190,453,387)	(174,016,842)	(1,963,885)
Adjustments for:
Bank interest income	7	(472,189)	(3,980)	(8,043)
Dividend income	7	(9,862)	—	—
Depreciation	11	5,986,888	4,288,115	1,292,472
Amortization of intangible assets	12	1,556,091	3,058,527	1,133,564
Other finance costs	8(a)	4,198,184	5,238,030	59,567
Fair value loss on convertible securities	24	—	29,054,669	2,846,750
Fair value loss on preference shares liabilities	25	60,091,353	125,398,798	—
Fair value loss on financial assets at fair value through profit or loss	18	9,363,495	94,000	—
Fair value gain on warrant liabilities	26	(3,196,538)	—	—
Restructuring costs in relation to diagnostic business	8(c)	30,378,741	—	—
Net foreign exchange losses/(gains)		223,927	(285,025)	280,360
Write-off on amount due from a shareholder		—	106,179	—
Gain on bargain purchase		—	(117,238)	—
Loss on disposal of a subsidiary		—	292,132	—
Impairment loss on interest in a joint venture		—	—	570,704
Impairment loss on amount due form a joint venture		—	176,227	—
Loss/(gain) on disposal of property, plant and equipment		72,976	(39)	1,646
Write-off on property, plant and equipment	8( d )	268,226	476,431	—
Write-off on inventories	16	2,055,859	—	—
Share of loss of a joint venture		—	—	1,133,321
Share-based payment on listing	30	89,546,601	—	—
Equity-settled share-based payment expenses	29(b),(c),(d)	31,580,383	22,494,918	1,617,469
Income tax expense/(credit)	9(a)	7,147,104	3,732,744	(1,937,558)

		48,337,852	19,987,646	5,026,367
Changes in:
Increase in deferred expenses		(10,885,089)	—	—
Decrease/(increase) in inventories		1,256,133	(2,331,649)	(3,745,228)
Decrease/(increase) in trade receivables		6,966,189	(24,050,811)	(20,090,387)
Increase in deposits, prepayments and other receivables		(1,213,944)	(6,126,194)	(1,093,451)
Decrease in amount due from a joint venture		—	—	18,862
Decrease/(increase) in amounts due from related companies		9,060	(9,060)	—
Decrease/(increase) in other non-current assets		430,534	(499,966)	(32,577)
(Decrease)/increase in trade payables		(2,627,637)	(3,457,215)	9,707,910
(Decrease)/increase in accrued expenses and other current liabilities		(24,390,581)	27,350,803	5,962,060
(Decrease)/increase in contract liabilities		(4,034,911)	2,532,659	1,485,582
Increase in other non-current liabilities		726,494	—	—

Cash generated from/(used in) operating activities		14,574,100	13,396,213	(2,760,862)
Income taxes (paid)/refund		(59,504)	20,284	(118,849)

Net cash from/(used in) operating activities		14,514,596	13,416,497	(2,879,711)

Consolidated statements of cash flows (continued)
(Expressed in United States dollars unless otherwise indicated)

	Note	2022	2021	2020
		$	$	$
Cash flows from investing activities
Payment for purchase of property, plant and equipment		(4,948,151)	(8,546,945)	(2,862,902)
Proceeds from disposal of property, plant and equipment		49,938	713,523	10,890
Payment for purchase of intangible assets		(1,394,553)	(2,865,315)	(197,159)
Payment for purchase of short-term deposit s		(19,920,160)	—	—
Payment for purchase of financial assets at fair value through profit or loss	18	(20,000,000)	(10,000,000)	—
Proceeds from redemption of financial assets at fair value through profit or loss	18	3,004,897	—	—
Payment for acquisition, net of cash acquired	33(A)	(3,418,715)	—	(2,929,533)
Increase in amount due from a shareholder		—	—	(4,182)
Settlement of deferred consideration		—	(1,326,823)	—
Dividend received	7	9,862	—	—
Interest received	7	472,189	3,980	8,043

Net cash used in investing activities		(46,144,693)	(22,021,580)	(5,974,843)

Cash flows from financing activities
Capital element of lease rentals paid	11(b),23(b)	(1,877,896)	(1,299,031)	(610,926)
Interest element of lease rentals paid	11(b),23(b)	(244,085)	(205,915)	(49,400)
Proceeds from new trade financing	23(b)	21,677,075	—	—
Interest paid	23(b)	(172,978)	(33)	(654)
Repayment of trade financing	23(b)	(21,677,075)	—	—
Proceeds from issuance of shares		116,864	—	—
Proceeds from issuance of preference shares	25	—	25,970,000	—
Proceeds from Reverse Recapitalization	30	146,158,422	—	—
Proceeds from issuance of convertible securities	23(b),24	—	4,980,718	12,499,363
Payment for purchase of treasury shares		(661,519)	—	—
(Decrease)/increase in amounts due to shareholders	23(b)	—	(128,797)	4,477

Net cash from financing activities		143,318,808	29,316,942	11,842,860

Net increase in cash and cash equivalents		111,688,711	20,711,859	2,988,306
Cash and cash equivalents at the beginning of the year		35,288,952	14,489,880	11,521,505
Effect of foreign exchange rate changes		(317,468)	87,213	(19,931)

Cash and cash equivalents at the end of the year		146,660,195	35,288,952	14,489,880

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements
(Expressed in United States dollars unless otherwise indicated)

1	Reporting entity
Prenetics Global Limited (the “Company”) was incorporated in Cayman Islands on July 21, 2021 to facilitate the public listing and additional capitalization (referred to collectively as the “Reverse Recapitalization”) of Prenetics Holding Company Limited, (“PHCL”), formerly known as Prenetics Group Limited (with the name changed on May 17, 2022), and its subsidiaries (the “PHCL Group”).
The Company and its subsidiaries (collectively, the “Group”) focus on providing healthcare solutions through three pillars — prevention, diagnostics and personalized care.
The Group’s preventive health testing services are genetic testing (under the brand named Circle DNA) for general health purposes. Circle DNA utilizes a whole exome sequencing technology that conducts a full scan on individuals’ protein-coding genes, analyzing genetic variations across different categories and providing personalized reports with a saliva sample. The Group is also in the process of conducting clinical studies for a stool-DNA
screening test for detecting colorectal cancer and advanced adenoma under the brand named ColoClear, a pipeline product. ColoClear uses advanced stool DNA technology to detect abnormal DNA markers and blood cells in human stool that precancerous polyps and colon cancer can cause. It is developed as a convenient and less invasive alternative to colonoscopy.
Since April 2020, the Group has been providing polymerase chain reaction (“PCR”) diagnostic testing services for
COVID-19
to individuals, corporates for their employees or customers and governments for community testing. From November 2021, the Group officially launched Circle HealthPod, which is a rapid detection health monitoring device that offers
COVID-19
testing solutions for professional use and home use initially in Hong Kong. Prenetics Limited (“Prenetics HK”) operates and owns its own accredited laboratories in Hong Kong. The Group also engages in research and development activities to advance its preventive, diagnostic and personalized healthcare solutions.
The Reverse Recapitalization (see note 30) was effectuated by
:

•
a special purpose acquisition company (“SPAC”) Artisan Acquisition Corp. (“Artisan”), incorporated in the Cayman Islands and listed on the Nasdaq Stock Market (“NASDAQ”), merging on May 17, 2022 with AAC Merger Limited, incorporated in the Cayman Islands and a directly wholly-owned subsidiary of the Company; with AAC Merger Limited surviving and remaining as a wholly-owned subsidiary of the Company (“Initial Merger”);

•
PGL Merger Limited, incorporated in the Cayman Islands and a directly wholly-owned subsidiary of the Company, merging with PHCL on May 18, 2022; with PHCL surviving and becoming a wholly-owned subsidiary of the Company (“Acquisition Merger”);

•
additional capitalization by way of issuing the Company’s shares to certain third-party investors (“PIPE Investors”) on May 18, 2022, pursuant to investment commitments in subscribing and purchasing for the Class A Ordinary Shares of the Company, concurrently with the execution of the Acquisition Merger; and

•	the Company becoming a publicly traded company on NASDAQ on May 18, 2022.

1	Reporting entity (continued)

The Reverse Recapitalization has been accounted for with reference to the principles of reverse acquisitions in IFRS 3,
Business combinations
, with PHCL being the accounting acquirer and Artisan the accounting acquiree. Accordingly, these consolidated financial statements have been presented as a continuation of the consolidated financial information of the PHCL Group, except for the capital structure (see note 30).
On December 30, 2022, the Group acquired 74.39
%
of the issued share capital of ACT Genomics Holdings Company Limited (“ACT Genomics”), and obtained control of ACT Genomics (the “ACT Acquisition”). ACT Genomics is an innovation-driven cancer
solution provider, which specializing in precision oncology, and qualifies as a business as defined in IFRS 3,
Business Combinations
.
The ACT Acquisition is expected to allow the Group to accelerate the utilization of genetic information throughout a cancer patient’s journey and to deliver the information needed to enable best-in-class
personalized cancer care (see note 33).

2	Basis of accounting
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”). They were authorized for issue by the Company’s board of directors on May 1, 2023.
Details of the Group’s accounting policies are included in note 36.

3	Functional and presentation currency
These consolidated financial statements are presented in United States dollars (“USD”), which is the Company’s functional currency
.

4	Use of estimates
In preparing these consolidated financial statements, management has made estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.
Assumptions and estimation uncertainties
Information about assumptions and estimation uncertainties at the reporting date that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next financial year is included in the following notes:
Notes 12 and 13: impairment test of cash generating units containing goodwill and intangible assets: key assumptions underlying recoverable amounts, including the recoverability of development costs; and
Note 33: acquisition of ACT Genomics Holdings Company Limited and its subsidiaries (“ACT Group”): fair value of the assets acquired and liabilities assumed.

4	Use of estimates (continued)

Measurement of fair values
A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial
assets and liabilities.
The Group assigned its finance team to oversee all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.
The finance team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the finance team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of the IFRSs, including the level in the fair value hierarchy in which the valuations should be classified.
Significant valuation issues are reported to the Group’s audit committee.
When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 : inputs for the asset or liability that are not based on observable market data (unobservable inputs).
If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.
The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
Further information about the assumptions made in measuring fair values is included in the following notes:

•	Note 29: equity-settled share-based transactions;

•	Note 31(B): financial instruments; and

•	Notes 13 and 33: acquisition of ACT Group.

F-1
4

5	Segment information

A.	Basis for segmentation
The Group manages its businesses by divisions, which are organized by a mixture of both business lines (products and services) and geographical locations. The Group has identified the following two reportable segments in a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker (“CODM”) for the purposes of resource allocation and performance assessment.
The Group’s operating and reportable segments are
as follows:

1.	Prevention being the design and sale of genetics testing (including update services) and stool-based DNA tests for early colorectal cancer screening.

2.	Diagnostic being the sale of COVID-19 testing services and products, and precision oncology services.

B.	Information about reportable segment
Information related to each reportable segment is set out below. Performance is measured based on gross profit, as included in the internal management reports that are reviewed by the CODM. The CODM does not evaluate operating segments using asset information.

	Prevention	Diagnostics	Unallocated	Total
	$	$	$	$
2022
Revenue	15,774,457	259,986,841	—	275,761,298
Gross profit	6,538,453	127,180,380	(2,163,947)	131,554,886
2021
Revenue	16,571,535	259,281,218	—	275,852,753
Gross profit	7,546,593	100,125,889	(1,541,271)	106,131,211
2020
Revenue	14,264,972	50,914,543	—	65,179,515
Gross profit	6,332,833	20,983,200	(971,214)	26,344,819
The following table presents a summary of revenue by region based on the location of domiciliation and the amounts of non-current
assets based on the location of the asset. The Group geographically categorizes a sale based on the region in which the entity is domiciled in.

F-1
5

5	Segment information (continued)

C.	Geographic information

(i)	Revenue
Revenue by regions were as follows:

	2022	2021	2020
	$	$	$
Hong Kong	210,934,144	124,926,420	35,411,518
United Kingdom	64,827,154	150,926,333	29,767,997

Total revenue	275,761,298	275,852,753	65,179,515

(ii)	Non-current assets
Non-current
assets (excluding interests in associates and deferred tax assets) by regions were as follows:

	2022	2021	2020
	$	$	$
Hong Kong	67,151,416	10,993,322	3,419,570
United Kingdom	1,816,121	30,334,739	29,510,377
Rest of the world	321,456	207,026	45,460

Total non-current assets	69,288,993	41,535,087	32,975,407

D.	Major customers
For the years ended December 31, 2022 and 2021, the Group’s customer base includes the same two
customers with whom transactions individually have exceeded
10
% of the Group’s revenue for the respective periods. The revenue from these two customers accounted for approximately
28% and 27
% of the Group’s revenue for year ended December 31, 2022 and approximately
14% and 11
% of the Group’s revenue for year ended December 31, 2021.

For the year ended December 31, 2020, the Group’s customer base includes two customers with whom transactions individually have exceeded 10% of the Group’s revenue. The revenue from these two customers accounted for approximately 20% and 20% of the Group’s revenue, respectively.

F-1
6

6	Revenue

See accounting policy in note
36
(C).
The principal activities of the Group are provision of preventive and diagnostic health testing and services.
Revenue related to services are recognized at a point of time when control over a service is transferred to the customer.
Revenue represents the sales value of services rendered for customers in accordance with IFRS 15,
Revenue from contracts with customers
.
Revenue expected to be recognized in the future arising from contracts with customers in existence at the report date
At December 31, 2022, 2021 and 2020, the amount of service fee income allocated to the remaining performance obligations under the Group’s existing contracts that are non-refundable
is $5,674,290, $9,587,245 and $7,054,586,
respectively. The Group will recognize the expected revenue in the future when the performance obligations are fulfilled, which may be after one year from the end of the reporting period. Such amount does not include any variable consideration.

F-1
7

7	Other income and other net gain s /(losses)

	2022	2021	2020
	$	$	$
Government subsidies (note)	534,678	7,932	513,860
Bank interest income	472,189	3,980	8,043
Dividend income	9,862	—	—
Net foreign exchange (losses)/gain s	(688,725)	285,025	(280,360)
Impairment loss on interest in a joint venture	—	—	(570,704)
Impairment loss on amount due from a joint venture	—	(176,227)	—
Sundry income	76,639	18,238	13,757

	404,643	138,948	(315,404)

Note: The Group has recognized various subsidies granted by the governments in different jurisdictions, including:

(i)
funding support of $234,470 and $470,165 from the Employment Support Scheme (“ESS”) under the Anti-epidemic Fund set up by The Government of Hong Kong Special Administrative Region during the year
s
ended December 31, 2022 and 2020, respectively. The purpose of the funding was to provide financial support to enterprises to retain their employees who would otherwise be made redundant. Under the terms of the grant, the Group was required not to make redundancies during the subsidy period and to spend all the funding on paying wages to the employees;

(ii)
funding support of $7,932 and $43,695 from the Jobs Support Scheme (“JSS”) as one of the 2019 novel coronavirus
(“COVID-19”)
resilience package granted by the Singapore government during the years ended December 31, 2021 and 2020 respectively. The purpose of the funding was to provide wage support to employers in retaining their local employees (Singapore Citizens and Permanent Residents) during this period of economic uncertainty. Under the terms of the grant, the Singapore government co-funded
a proportion of the gross monthly wages paid to each local employee. All active employers, except for government organizations (local and foreign) and representative offices, were eligible for the JSS; and

(iii)
funding support of $
300,208
from the Job Creation Scheme from the Hong Kong Institute of Human Resource Management (the “HKIHRM”) under the Anti-epidemic Fund set up by The Government of Hong Kong Special Administrative Region during the year ended December 31, 2022. Under the Job Creation Scheme, employers who are HKIHRM members which created job positions are eligible to apply for salary government grants.

F-1
8

8	Loss before taxation
Loss before taxation is arrived at after charging:

(a)	Other finance costs
See accounting policies in notes 36(E) and (J).

	2022	2021	2020
	$	$	$
Interest expenses on lease liabilities (notes 11(a) and 23(b))	244,085	205,915	49,400
Interest expenses on trade financing (note 23(b))	172,978	—	—
Imputed interest on deferred consideration	—	22,235	9,513
Changes in the carrying amount of preference shares liabilities (note 25)	3,752,758	5,009,847	—
Other interest expenses	28,363	33	654

	4,198,184	5,238,030	59,567

(b)	Staff costs

	2022	2021	2020
	$	$	$
Salaries, wages and other benefits	109,644,199	76,622,503	16,019,896
Contributions to defined contribution retirement plan	861,863	562,427	219,440
Equity-settled share-based payment expenses	31,339,185	22,141,614	1,229,312

	141,845,247	99,326,544	17,468,648

Represented by:
Direct costs	63,647,052	48,414,622	5,377,536
Selling and distribution expenses	1,782,149	1,299,320	675,418
Research and development expenses	13,404,496	6,943,308	2,056,653
Administrative and other operating expenses	63,011,550	42,669,294	9,359,041

Total staff costs	141,845,247	99,326,544	17,468,648

F-1
9

8	Loss before taxation (continued)

(c)	Restructuring costs in relation to diagnostic business

	2022	2021	2020
	$	$	$
Restructuring costs in relation to diagnostic business
- impairment of intangible assets (note 12)	19,109,580	—	—
- impairment of goodwill (note 13)	3,272,253	—	—
- impairment losses on property, plant and equipment (note 11)	4,447,610	—	—
- write-off of prepayment	3,549,298	—	—

	30,378,741	—	—
During the year ended December 31, 2022, the Group has undertaken a restructuring of the diagnostic business. As a result, an impairment assessment of the CGU Prevention EMEA and CGU Diagnostics EMEA has been performed which the recoverable amounts of the CGUs were less than the carrying amounts of the CGUs. Impairment/write-off on certain assets included in the respective CGUs, namely intangible assets, goodwill, property, plant and equipment and prepayment has been recognized in the profit or loss. In addition, the Group recorded a write-off of prepayment in relation to the diagnostics business.

(d)	Other items

	2022	2021	2020
	$	$	$
Cost of inventories (note 16)	57,442,036	52,701,330	10,412,753
Depreciation of (note 11)
- property, plant and equipment #	3,899,721	2,745,549	708,637
- right-of-use assets #	2,087,167	1,542,566	583,835
Amortization of intangible assets # (note 12)	1,556,091	3,058,527	1,133,564
Write-off on property, plant and equipment	268,226	476,431	—
Auditor’s remuneration	1,439,617	1,221,439	566,553
Miscellaneous laboratory charges	268	13,953	12,892

# Represented by:
Direct costs	1,892,036	1,182,134	462,809
Research and development expenses	340,690	145,876	63,162
Administrative and other operating expenses	5,310,253	6,018,632	1,900,065

Total depreciation and amortization charges	7,542,979	7,346,642	2,426,036

F-
20

9	Income tax expense/(credit)
See accounting policy in note 36(F).

(a)	Taxation in the consolidated statements of profit or loss represents:

	2022	2021	2020
	$	$	$
Current tax - Hong Kong Profits Tax
Provision for the year	7,338,274	1,164,222	—
Current tax - Overseas
Provision for the year	88,463	38,475	19,671
Deferred tax
Origination and reversal of temporary differences	(279,633)	2,530,047	(1,957,229)

Tax expense/(credit)	7,147,104	3,732,744	(1,937,558)

Notes:

(i)
The provision for Hong Kong Profits Tax is calculated by applying the estimated annual effective tax rate of 16.5% for years ended December 31, 2022 and 2021, except for one subsidiary of the Group which is a qualifying corporation under the two-tiered
Profits Tax rate regime. No provision has been made for Hong Kong Profits Tax for the year ended December 31, 2020
as the subsidiary in Hong Kong had unutilized tax loss to
set-off
against taxable income.

(ii)
Pursuant to the income tax rules and regulations of the United Kingdom, the applicable corporate tax is calculated at 19% of the estimated taxable profits. No provision had been made as these subsidiaries had unutilized tax loss to set-off against taxable income or had sustained losses for taxation purposes for the year ended December 31, 2022, 2021 and 2020.

The Finance Act 2021 was enacted on June 10, 2021 and include
d
an increase in the corporate tax rate to 25% which will be effective from April 1, 2023. As a result, the deferred tax assets and liabilities as at December 31, 2021 and 2022
that are expected to be crystalized after April 1, 2023 are calculated using the rate of 25%.

(iii)	Taxation for other overseas subsidiaries and branch is charged at the appropriate current rates of taxation ruling in the relevant countries.

F-2
1

9	Income tax expense/(credit) (continued)

(b)	Reconciliation of effective tax rate:

	2022	2021	2020
	$	$	$
Loss before taxation	(183,306,283)	(170,284,098)	(3,901,443)

Notional tax on loss before taxation, calculated at the applicable rate	(18,117,948)	(6,622,976)	(697,772)
Tax effect of non-deductible expenses	25,595,035	11,587,117	1,111,877
Tax effect of non-taxable income	(168,565)	(1,008,915)	(76,874)
Tax effect of temporary difference not recognized	—	—	73,833
Tax effect on utilization of previously unrecognized tax losses	—	(579,657)	(692,350)
Tax effect of tax losses not recognized	101,854	—	298,651
Tax effect of previously unrecognized temporary differences recognized in current year	(263,272)	360,922	(1,957,229)
Others	—	(3,747)	2,306

	7,147,104	3,732,744	(1,937,558)

F-2
2

9	Income tax expenses/(credit) (continued)

(c)	Movement in deferred tax balances:
The components of deferred tax (assets)/liabilities recognized in the consolidated statement of financial position and the movements during the years ended December 31, 2020, 2021 and 2022 are as follows:

	Depreciation allowances in excess of the related depreciation	Tax losses recognized	Intangible assets arising from business combination	Total
	$	$	$	$
Deferred tax arising from:
At January 1, 2020	36,504	(1,169,865)	1,133,361	—
Charged/(credited) to profit or loss	315,514	(2,138,179)	(134,564)	(1,957,229)
Exchange differences	12,727	(39,709)	33,057	6,075

At December 31, 2020 and January 1, 2021	364,745	(3,347,753)	1,031,854	(1,951,154)
Charged to profit or loss	906,775	1,528,881	94,391	2,530,047
Exchange differences	(3,839)	9,710	(4,968)	903

At December 31, 2021 and January 1, 2022	1,267,681	(1,809,162)	1,121,277	579,796
(Credited)/charged to profit or loss	(957,459)	1,799,103	(1,121,277)	(279,633)
Additions from acquisition (note 33(C))	63,666	(235,879)	2,850,000	2,677,787
Exchange differences	(38,448)	2,489	—	(35,959)

At December 31, 2022	335,440	(243,449)	2,850,000	2,941,991

	2022	2021
	$	$
Represented by:
Deferred tax assets	(243,449)	(79,702)
Deferred tax liabilities	3,185,440	659,498

	2,941,991	579,796

9	Income tax expenses/(credit) (continued)

(d)	Unrecognized deferred tax assets
The Group has not recognized deferred tax assets in respect of cumulative tax losses of $62,586,553 (2021: nil; 2020: $
3,050,828)
as it is not probable that future taxable profits against which the losses can be utilized will be available in the relevant tax jurisdictions and entities.
The expiry dates of the cumulative tax losses are as follows:

	2022	2021
	$	$
Within 1 year	893,511	—
Over 1 year but within 5 years	14,362,136	—
Over 5 years but within 10 years	25,085,050	—
Do not expire under the relevant tax legislations	22,245,856	—

	62,586,553	—

F-2
4

10	Loss per share
The calculation of the basic and diluted loss per share have been based on the following loss attributable to equity shareholders and weighted-average number of ordinary shares outstanding.

	2022	2021	2020
	$	$	$
Loss
Loss attributable to equity shareholders of the Company	(190,453,333)	(174,009,273)	(1,939,689)

Number of shares
Weighted-average number of ordinary shares	76,039,727	14,596,997	13,176,752

According to the Preferred Shares Subscription Agreement and the Convertible Note Subscription Agreement, all of the Prenetics HK’s preference shares and convertible securities will be converted into ordinary shares of PHCL upon the occurrence of an amalgamation of the Group with another company.
At December 31, 2022, 25,114,282
 shares underlying restricted share units,
22,384,586

shares underlying warrants and
789,280

shares underlying exchangeable notes were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive. At December 31, 2021,

12,400,419

restricted share units and
776,432
 exchangeable notes were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive. At December 31, 2020,
10,272,389
share options
and
20,025,247
preference shares,
2,729,893
convertible securities and
1,164,648
exchangeable notes were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.

F-2
5

11	Property, plant and equipment

See accounting policies in notes 36(H), (L)(ii) and (M).

	Right-of-use assets (note (a))	Leasehold improvements	Fixtures and furniture	Office and lab equipment	Computer equipment	Motor vehicles	Manufacturing equipment	Total
	$	$	$	$	$	$	$	$
Cost:
At January 1, 2021	3,401,069	1,205,969	98,033	4,026,763	587,652	183,627	—	9,503,113
Additions	5,370,122	2,702,786	23,885	3,834,862	406,613	316,462	1,262,337	13,917,067
Additions from acquisition	—	—	26,511	8,912	34,769	—	—	70,192
Disposals	(137,959)	—	—	(702,458)	(56,005)	(40,411)	—	(936,833)
Written off	—	—	(102,101)	(1,570,248)	(524,370)	(2,679)	(99,656)	(2,299,054)
Exchange differences	199,969	(10,333)	(6,354)	(15,493)	(9,116)	(3,817)	—	154,856

At December 31, 2021 and January 1, 2022	8,833,201	3,898,422	39,974	5,582,338	439,543	453,182	1,162,681	20,409,341
Additions	833,538	598,672	569	4,160,369	188,541	—	—	5,781,689
Additions from acquisition (note 3 3 (C))	4,623,601	3,102,189	—	6,898,517	—	8,261	—	14,632,568
Disposals	—	(30,492)	—	(357,127)	(65,993)	(55,847)	—	(509,459)
Written off	(40,080)	—	—	(438,530)	(6,320)	—	(1,158,041)	(1,642,971)
Exchange differences	(180,180)	(92,424)	(3,669)	(158,913)	(37,044)	(40,483)	(4,640)	(517,353)

At December 31, 2022	14,070,080	7,476,367	36,874	15,686,654	518,727	365,113	—	38,153,815

Accumulated depreciation and impairment loss:
At January 1, 2021	1,857,471	769,573	70,865	1,737,854	364,695	9,337	—	4,809,795
Charge for the year	1,542,566	693,032	25,697	1,544,258	182,186	123,192	177,184	4,288,115
Written back on disposal	(137,959)	—	—	(39,020)	(39,635)	(6,735)	—	(223,349)
Written off	—	—	(84,050)	(1,196,444)	(360,256)	(850)	(7,944)	(1,649,544)
Exchange differences	256,698	(3,448)	5,414	(115,726)	5,494	(1,300)	—	147,132

At December 31, 2021 and January 1, 2022	3,518,776	1,459,157	17,926	1,930,922	152,484	123,644	169,240	7,372,149
Charge for the year	2,087,167	1,088,119	10,582	2,287,110	127,052	136,524	250,334	5,986,888
Additions from acquisition (note 3 3 (C))	2,720,997	2,199,166	—	4,058,977	—	4,246	—	8,983,386
Written back on disposal	—	(24,776)	—	(285,044)	(41,151)	(35,574)	—	(386,545)
Written off	(34,068)	—	—	(176,672)	(5,964)	—	(1,158,041)	(1,374,745)
Impairment loss (note 8(c))	—	297,061	—	3,308,559	102,776	—	739,214	4,447,610
Exchange differences	26,090	(21,879)	(6,128)	51,607	(13,907)	(12,510)	(747)	22,526

At December 31, 2022	8,318,962	4,996,848	22,380	11,175,459	321,290	216,330	—	25,051,269

Carrying amounts:
At December 31, 2022	5,751,118	2,479,519	14,494	4,511,195	197,437	148,783	—	13,102,546

At December 31, 2021	5,314,425	2,439,265	22,048	3,651,416	287,059	329,538	993,441	13,037,192

F-2
6

11	Property, plant and equipment (continued)

(a)	Right-of-use assets
The analysis of the carrying amount of
right-of-use
assets by class of underlying asset is as follows:

	Note	2022	2021
		$	$
Properties leased for own use, carried at depreciated cost	(i)	5,739,426	5,261,372
Office equipment, carried at depreciated cost	(ii)	11,692	53,053

		5,751,118	5,314,425

The analysis of expense items in relation to leases recognized in profit or loss is as follows:

	2022	2021	2020
	$	$	$
Depreciation charge of right-of-use assets by class of underlying asset:
- Properties leased for own use	2,039,815	1,535,333	575,787
- Office equipment	47,352	7,233	8,048

	2,087,167	1,542,566	583,835

Interest on lease liabilities (note 8(a))	244,085	205,915	49,400
Expense relating to short-term leases or leases of low-value assets	831,631	1,019,937	429,691

During the years ended December 31, 2022, 2021 and 2020, additions to right-of-use
assets of $833,538, $5,370,122 and $949,810, respectively, are mainly resulted from the capitalized lease payment payable under new tenancy agreements.
Details of the maturity analysis of lease liabilities are set out in note 2
2
.

F-2
7

11	Property, plant and equipment (continued)

(i)	Properties leased for own use
The Group has obtained the right to use some properties as its warehouses and offices through tenancy agreements. The leases typically run for an initial period of 2 to 10 years.
Some leases include an option to renew the lease for an additional period after the end of the contract term. Where practicable, the Group seeks to include such extension options exercisable by the Group to provide operational flexibility. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options. If the Group is not reasonably certain to exercise the extension options, the future lease payments during the extension periods are not included in the measurement of lease liabilities. The potential exposure to future lease payments in relation to such leases are assessed as insignificant.

(ii)	Office equipment
The Group leases office equipment under a lease expiring in 5 years. The lease does not include an option to renew the lease or purchase the leased equipment at the end of the lease term at a price deemed to be a bargain purchase option. The lease does not include variable lease payments.

(b)	Amounts recognized in consolidated statement of cash flows
Amounts included in the consolidated statement of cash flows for leases comprise the following:

	2022	2021	2020
	$	$	$
Within operating cash flows	(831,631)	(1,019,937)	(429,691)
Within financing cash flows	(2,121,981)	(1,504,946)	(660,326)

	(2,953,612)	(2,524,883)	(1,090,017)

F-2
8

12	Intangible assets

See accounting policies in notes 36(I) and (L)(ii).

	Website and mobile apps	Trademark and technology	Product development cost	Computer software	Customer relationship	Total
	$	$	$	$	$	$
Cost:
At January 1, 2021	1,135,941	26,092,571	137,427	—	—	27,365,939
Additions	221,594	124,267	2,519,454	—	—	2,865,315
Exchange differences	(6,482)	(97,532)	—	—	—	(104,014)

At December 31, 2021 and January 1, 2022	1,351,053	26,119,306	2,656,881	—	—	30,127,240
Additions	42,968	19,141	484,966	847,478	—	1,394,553
Additions from acquisition (note 3 3 (C))	—	12,900,000	—	811,897	800,000	14,511,897
Disposals	(165,048)	—	(3,131,244)	—	—	(3,296,292)
Exchange differences	(16,656)	(4,950,867)	(10,603)	5,818	—	(4,972,308)

At December 31, 2022	1,212,317	34,087,580	—	1,665,193	800,000	37,765,090

Accumulated amortization and impairment loss:
At January 1, 2021	1,044,221	2,222,401	3,817	—	—	3,270,439
Charge for the year	65,365	2,503,477	489,685	—	—	3,058,527
Exchange differences	(94)	(27,914)	—	—	—	(28,008)

At December 31, 2021 and January 1, 2022	1,109,492	4,697,964	493,502	—	—	6,300,958

Charge for the year	126,238	757,212	672,641	—	—	1,556,091
Written back on disposal	(83,549)	—	(3,131,244)	—	—	(3,214,793)
Additions from acquisition (note 3 3 (C))	—	—	—	685,508	—	685,508
Impairment loss (note 8(c))	—	17,147,067	1,962,513	—	—	19,109,580
Exchange differences	(496)	(1,460,221)	2,588	—	—	(1,458,129)

At December 31, 2022	1,151,685	21,142,022	—	685,508	—	22,979,215

Carrying amounts:
At December 31, 2022	60,632	12,945,558	—	979,685	800,000	14,785,875

At December 31, 2021	241,561	21,421,342	2,163,379	—	—	23,826,282

F-2
9

13	Goodwill

See accounting policies in notes 36(I) and (L)(ii).

$
At January 1, 2021	3,993,007
Exchange differences	(14,942)

At December 31, 2021 and January 1, 2022	3,978,065
Additions from acquisition (note 33(D))	33,800,276
Impairment loss (note 8(c))	(3,272,253)
Exchange differences	(705,812)

At December 31, 2022	33,800,276

Impairment tests for cash-generating units (“CGU”) containing goodwill
The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.
Prevention and Diagnostics services of Prenetics EMEA
The goodwill balance arose from the acquisition of Prenetics EMEA in 2018 representing the excess of the purchase consideration over the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed.
Cancer genetic testing services within the Diagnostics segment
The goodwill associated with cancer genetic testing services within the Diagnostics segment arose when that business was acquired by the Group at December 30, 2022. It comprises of a group of CGUs responsible for the related operations based in Hong Kong, Taiwan and Thailand.
Sales of medical diagnostics products within the Diagnostics segment
The goodwill associated with sales of medical diagnostics products within the Diagnostics segment arose when that business was acquired by the Group at December 30, 2022. It represents a CGU responsible for the related operations based in the United Kingdom.

F-
30

13	Goodwill (continued)

Below is the summary of Prenetics EMEA and ACT Genomics goodwill balance allocated to the Group’s CGUs:

	2022	2021
	$	$
Prevention EMEA within the Prevention segment	—	855,284
Diagnostics EMEA within the Diagnostics segment	—	3,122,781
Cancer genetic testing services within the Diagnostics segment	30,639,976	—
Sales of medical diagnostics products within the Diagnostics segment	3,160,300	—

	33,800,276	3,978,065

CGUs of cancer genetic testing services and sales of medical diagnostics products
The recoverable amounts of the CGU of cancer genetic testing services and the CGU of sales of medical diagnostics products were determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a six-year period. Cash flows beyond the six-year period are extrapolated using the estimated average growth rates stated below. The key assumptions used in the estimation of the recoverable amounts of the two CGUs are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and are based on historical data from external and internal sources.

2022
CGU of cancer genetic testing services
Pre-tax discount rate	17.7%
Terminal value growth rate	3.0%
Average revenue growth rate	31.1%
CGU of sales of medical diagnostics products
Pre-tax discount rate	15.9%
Terminal value growth rate	3.0%
Average revenue growth rate	18.3%
Pre-tax discount rate represents the current market assessment of the risks specific to the relevant CGU, regarding the time value of money and individual risks of the underlying assets which have not been incorporated in the cash flow estimates. The pre-tax discount rate calculation is based on the specific circumstances of the Group and its operating segments and derived from its weighted average cost of capital (“WACC”). The WACC is calculated based on the weighted value of the cost of equity which is derived from the expected return on investment by the Group’s investors, and the cost of debt which is derived from the market lending rate for peer companies.
At December 31, 2022, the recoverable amounts of the CGU of cancer genetic testing services and the CGU of sales of medical diagnostics products based on the estimated value-in-use calculations were higher than the carrying amounts of the respective CGUs. Accordingly, no provision for impairment loss for goodwill is considered necessary.
Any reasonably possible changes in the key assumptions used in the value-in-use assessment model would not affect management’s view on impairment at December 31, 2022.

F-
31

13	Goodwill (continued)

CGUs Prevention EMEA and Diagnostics EMEA
The recoverable amounts of the CGU Prevention EMEA and CGU Diagnostics EMEA were determined based on value-in-use
calculations. As December 31, 2021, these calculations use cash flow projections based on financial budgets approved by management covering a ten-year
period. Cash flows beyond the
ten-year
period are extrapolated using the estimated average growth rates stated below.
In September 2022, the Group has implemented a restructuring plan in its UK business so as to streamline the resources on new business opportunity and to allow capacity to pursue other more sustainable business opportunities in the UK. The management considered this triggered indicators of impairment in the CGU Prevention EMEA and CGU Diagnostics EMEA and has performed the impairment assessment. The calculation of recoverable amounts of the CGU Prevention EMEA use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated average growth rates stated below.
The calculation of recoverable amounts of the CGU Diagnostics EMEA use cash flow projections based on financial budgets approved by management covering the expected remaining period of the business.
The key assumptions used in the estimation of the recoverable amounts of the two CGUs are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and are based on historical data from external and internal sources.

	2022	2021
CGU Prevention EMEA

Pre-tax discount rate	16.8%	16.0%
Terminal value growth rate	3.2%	3.0%
Average revenue growth rate	25.1%	24.4%
CGU Diagnostics EMEA
Pre-tax discount rate	16.8%	13.7%
Terminal value growth rate	N/A	3.0%
Average revenue growth rate	N/A	18.4%
Pre-tax
discount rate represents the current market assessment of the risks specific to the relevant CGU, regarding the time value of money and individual risks of the underlying assets which have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and its operating segments and derived from its WACC. The WACC is calculated based on the weighted value of the cost of equity which is derived from the expected return on investment by the Group’s investors, and the cost of debt which is derived from the market lending rate for peer companies.
At December 31, 2021, the recoverable amounts of the CGU Prevention and the CGU Diagnostics based on the estimated value-in-use calculations were higher than the carrying amounts of the respective CGUs. Accordingly, no provision for impairment loss for goodwill was considered necessary.
On September 30, 2022, the CGU Prevention EMEA and CGU Diagnostics EMEA were determined to be impaired and the related full amount of goodwill of $
703,534
and $
2,568,719
,
 were impaired, respectively. The impairment loss has been included in profit or loss under restructuring costs in relation to diagnostic business (see note 8(c)).

F-3
2

14	Interests in associates
See accounting policies in notes 36(A)(iv)-(v) and (L)(i).

2022
$
Interests in associates (note 33(C))	788,472

On December 30, 2022, the Group acquired 74.39% of the issued share capital of ACT Genomics, obtaining control of ACT Genomics.
Particulars of associates of the Group are as follows:

	Place of	Particular
Name of	incorporation/	of issued and	Proportion of nominal value of
an associate	operation	paid-up capital	issue capital held by the Company				Principal activity
			2022		2021
			Directly Indirectly		Directly Indirectly
			%	%	%	%
アクトメッド株式会社 (“ACTmed Co., Ltd.” )	Japan	1,347 ordinary shares	—	24.85	—	—	Precise cancer genetic testing services
CERBACT Asia Holdings Pte. Ltd. (“CERBACT”)	Singapore	100 ordinary shares	—	26.04	—	—	Investment holdings
ACTmed Co., Ltd. is an unlisted corporate entity whose quoted market price is not available. The associate is accounted for using the equity method in the consolidated financial statements. At December 31, 2022, the carrying amount of the Group’s interests in the associate is nil as the Group’s share of loss has exceeded its investment in the associate. The Group will not resume recognition of its share of any future profits in the associate until its share of such profits equals the cumulative share of losses not recognized in past years.
CERBACT Asia Holdings Pte. Ltd. (“CERBACT”) was incorporated on July 12, 2021 as a limited liability company in Singapore. CERBACT is not individually material to the Group.
Aggregate Information of associates that are not individually material:

2022
$
Aggregate carrying amount of individually immaterial associates in the consolidated financial statements	788,472
Aggregate amounts of the Group’s share of those associates’ loss and total comprehensive income	—

15	Other non-current assets
See accounting policies in notes 36(J)(i)-(ii) and (L)(i).

	2022 $	2021 $
Deposits and prepayments	1,292,462	693,548

The balances are classified as
non-
curr
ent
assets as they are either expected to be (i) recovered or recognized as expense after one year, or (ii) capitalized as property, plant and equipment after the end of the reporting period
.

16	Inventories
See accounting policy in note 36(G).

	2022 $	2021 $
Consumables and reagent	3,662,303	4,404,959
Work in progress	137,106	—
Finished goods	734,663	2,424,267

	4,534,072	6,829,226

In 2022, 2021 and 2020, inventories of $57,442,036, $52,701,330 and $10,412,753, respectively, were recognized as an expense during the year and included in ‘direct costs’.
In addition, inventories have been reduced by $2,055,859 as a result of the write-down to net realizable value. This write-down was recognized as an expense during 2022.
The write-downs are included in ‘direct costs’.
All inventories are expected to be recovered within one year.

17	Trade and other receivables and deferred expenses
See accounting policies in notes 36(J)(i)-(ii) and (L)(i).

	2022 $	2021 $
Current
Trade receivables, net of loss allowance	41,691,913	47,041,538
Deposits, prepayments and other receivables
- deposit s	1,119,968	955,854
- prepayments	4,965,101	6,450,343
- other receivables	804,045	411,559

	6,889,114	7,817,756
Deferred expenses (note )	4,577,255	—

	53,158,282	54,859,294
Non-current
Deferred expenses (note)	6,307,834	—

	59,466,116	54,859,294

Note:
Deferred expenses represent the advanced bonus payment to a director and certain employees for retention purpose. The balances are amortized over the period as stated in the employment agreements and recognized as an expense when the Group consumes the benefit arising from the services provided by the director and those employees in exchange for employee benefits. The amounts expected to be amortized within one year are recognized under current assets.

All trade receivables, deposits, prepayments and other receivables are expected to be recovered or recognized as expense within one year
. Trade receivables are due within 30 to 60 days from the date of billing.
Information about the Group’s exposure to credit and market risks, and impairment losses for trade receivables is included in note 31(C).

F-3
5

18	Financial assets at fair value through profit or loss
See accounting policy in note 36(J).

	2022 $	2021 $
Financial assets measured at fair value through profit or loss (“FVPL”)
- Unlisted securities	17,537,608	9,906,000

Movement of the balance during the year ended December 31, 2022 and 2021 is as follow:

	2022 $	2021 $
At January 1	9,906,000	—
Additions	20,000,000	10,000,000
Redemption	(3,004,897)	—
Changes in fair value recognized in profit or loss	(9,363,495)	(94,000)

At December 31	17,537,608	9,906,000

F-3
6

19	Short-term deposits and cash and cash equivalents
See accounting policies in notes 36(J)(i)-(ii) and (L)(i).

(a)	Short-term deposits
At December 31, 2022, the short-term deposits of the Group carried weighted average interest rates of 5.21% per annum (2021: nil).

(b)	Cash and cash equivalents

	2022 $	2021 $
Bank balances	146,656,326	35,288,761
Cash on hand	3,869	191

Cash and cash equivalents	146,660,195	35,288,952

20	Accrued expenses and other liabilities
See accounting policies in note 36(J).

	2022 $	2021 $
Current
Accrued staff costs	1,405,316	1,763,099
Accrued expenses	2,949,038	12,131,214
Accrued professional fee	4,432,425	11,877,996
Value added tax payable	58,093	1,893,190
Deposit liabilities	328,559	2,690,842
Consideration payable in relation to the ACT Acquisition (note)	958,224	—
Other payables and accruals	5,479,766	5,923,957

	15,611,421	36,280,298
Non-current
Other non-current liabilities	949,701	—

	16,561,122	36,280,298

Note:	The amount refers to the payable to one of the sell ers who is an independent third party according to the share purchase agreement as mentioned in note 33, which was fully settled in January 2023.
All of the accrued expenses and other current liabilities are expected to be settled within one year or repayable on demand.

F-3
7

21	Contract liabilities
See accounting policy in note 36(C).
Contract liabilities represents
non-refundable
consideration received from customers before the Group recognizes the related revenue. Such consideration is recognized as contract liabilities until the performance obligation is fulfilled or the likelihood of having to fulfil the performance obligation is remote and it is highly probable that a significant reversal of revenue will not occur.

	2022 $	2021 $
Contract liabilities	5,674,290	9,587,245

Movement in contract liabilities is as follows:

	2022 $	2021 $
At January 1	9,587,245	7,054,586
Revenue recognised	(5,904,877)	(3,204,988)
Additions from acquisition (note 3 3 (C))	416,307	—
Receipt from customers upon entering sales contracts	1,575,615	5,737,647

At December 31	5,674,290	9,587,245

At December 31, 2022 and 2021, except for the amount of $2,500,370 and $5,915,231, respectively, which is expected to be recognized as revenue within one year, the remaining amount will be recognized as revenue when the performance obligations are fulfilled, which may be after one year from the end of the reporting period.

F-3
8

22	Lease liabilities
See accounting policy in note 36(M).
The following table shows the remaining contractual maturities of the Group’s lease liabilities at the end of the reporting periods:

	2022 $	2021 $
Within 1 year	2,882,933	1,666,978

After 1 year but within 2 years	1,464,200	1,191,547
After 2 years but within 5 years	1,294,278	1,298,897
After 5 years	1,004,752	1,109,788

	3,763,230	3,600,232

Total	6,646,163	5,267,210

23	Loans and borrowings
See accounting policies in notes 36(B), (J)(i), (J)(iii) and (L)(ii).

(a)	Trade financing
During the year ended December 31, 2022, the Group has entered into certain bank facilities amounted to $14,500,000, which were secured by trade receivables. The balance of trade financing was interest bearing at Hong Kong Interbank Offered Rate (“HIBOR”) plus 1.2% per annum or at United States Dollar reference rate (“USD Reference Rate”) plus
1.2% per annum

and repayable within one year.
The Group has
also
entered into certain reverse factoring arrangements with banks, under which the Group obtained extended credit in respect of the invoice amounts owed to certain suppliers. Under these arrangements, the banks pay suppliers the amounts owed by the Group on the original due dates, and then the Group settles the banks between 120 - 180 days later than the original due dates with the suppliers, with interest at HIBOR plus 1% per annum or at USD Reference Rate plus 1% per annum.
In the consolidated statement of financial position, the Group has presented payables to the banks under these arrangements as “trade financing”, having compared the nature and function of such liabilities with trade payables to suppliers.
Proceeds from trade financing of $21,677,075 were received during the year ended December 31, 2022 and the balances were fully repaid as at December 31, 2022.

F-3
9

2 3	Loans and borrowings (continued)

(b)	Reconciliation of movements of liabilities to cash flows arising from financing activities
The table below details changes in the Group’s liabilities from financing activities, including both cash and non-cash
changes. Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statement of cash flows as cash flows from financing activities.

	Lease liabilities $	Trade financing $	Convertible securities $	Preference shares liabilities $	Amounts due to shareholders $	Total $
	(note 22)	(note 23(a))	(note 24)	(note 25)
At January 1, 2021	1,669,857	—	15,346,113	—	133,314	17,149,284
Changes from financing cash flows:
Proceeds from issuance of convertible securities	—	—	4,980,718	—	—	4,980,718
Proceeds from issuance of preference shares liabilities	—	—	—	25,970,000	—	25,970,000
Capital element of lease rentals paid	(1,299,031)	—	—	—	—	(1,299,031)
Interest element of lease rentals paid	(205,915)	—	—	—	—	(205,915)
Decrease in amounts due to shareholders	—	—	—	—	(128,797)	(128,797)

Total changes from financing cash flows	(1,504,946)	—	4,980,718	25,970,000	(128,797)	29,316,975
Other changes:
Increase in lease liabilities from entering into new leases	4,896,384	—	—	—	—	4,896,384
Interest expenses (note 8(a))	205,915	—	—	—	—	205,915
Fair value loss on convertible securities (note 2 4 )	—	—	29,054,669	—	—	29,054,669
Fair value loss on preference shares liabilities (note 2 5 )	—	—	—	125,398,798	—	125,398,798
Changes in the carrying amount of preference shares liabilities (note 2 5 )	—	—	—	5,009,847	—	5,009,847
Reclassification of Series A, Series B and Series C preference shares from equity	—	—	—	279,832,806	—	279,832,806
Fair value recognized in other reserve due to amendment of terms (note 2 4 )	—	—	811,819	—	—	811,819
Converted to Series D preference shares of the Company (note 2 4 )	—	—	(50,193,319)	50,193,319	—	—
Vesting of shares under the restricted share scheme	—	—	—	—	(4,517)	(4,517)

Total other changes	5,102,299	—	(20,326,831)	460,434,770	(4,517)	445,205,721

At December 31, 2021	5,267,210	—	—	486,404,770	—	491,671,980

F-
40

2 3	Loans and borrowings (continued)

	Lease liabilities	Trade financing	Convertible securities	Preference shares liabilities	Amounts due to shareholders	Total
	$	$	$	$	$	$
	(note 22)	(note 23(a))	(note 24)	(note 25)
At January 1, 2022	5,267,210	—	—	486,404,770	—	491,671,980
Changes from financing cash flows:
Capital element of lease rentals paid	(1,834,272)	—	—	—	—	(1,834,272)
Interest element of lease rentals paid	(244,085)	—	—	—	—	(244,085)
Interest paid	—	(172,978)	—	—	—	(172,978)
Proceeds from trade financing	—	21,677,075	—	—	—	21,677,075
Repayment of trade financing	—	(21,677,075)	—	—	—	(21,677,075)

Total changes from financing cash flows	(2,078,357)	(172,978)	—	—	—	(2,251,335)
Other changes:
Increase in lease liabilities from entering into new leases	833,538	—	—	—	—	833,538
Interest expenses (note 8(a))	244,085	172,978	—	—	—	417,063
Changes in the carrying amount of preference shares liabilities (note 2 5 )	—	—	—	3,752,758	—	3,752,758
Additions from acquisition (note 3 3 (C))	2,379,687	—	—	—	—	2,379,687
Fair value loss on preference shares liabilities (note 2 5 )	—	—	—	60,091,353	—	60,091,353
Reclassification to share premium (note 25)	—	—	—	(550,248,881)	—	(550,248,881)

Total other changes	3,457,310	172,978	—	(486,404,770)	—	(482,774,482)

At December 31, 2022	6,646,163	—	—	—	—	6,646,163

F-
41

24	Convertible securities
See accounting policies in note 36(J)(iv).
Prenetics HK, a wholly owned subsidiary of the Company, issued United States dollar denominated convertible securities in the aggregate principal value of $12,500,000 (“2020 Note”) and $5,000,000 (“2021 Note”) (collectively the “Notes”). 2020 Note was issued on June 26, 2020 with the maturity date on August 25, 2021 and 2021 Note was issued on February 8, 2021 with the maturity date on February 8, 2022.
2020 Note bears no interest except when:

(a)	it is redeemable under the following circumstances in such cases it would bear a coupon rate of 2% per annum:

(1)	when there is no merger entered into on or before 31 December 2020 and certain revenue target is not achieved;

(2)	a merger agreement is entered into but terminated by counterparty;

(3)	the noteholder’s failure to deliver merger conversion notice prior to the closing of the merger; or

(4)	the Company fails to issue Series D preference shares or procure all the shareholders to enter into the Amended and Restated Shareholders’ Agreement on or prior to the Maturity Date.

(b)	in the event that the Company fails to repay 2020 Note when due, interest shall continue to accrue on the unpaid amount at 8% per annum.
2021 Note bears no interest except when (a) it is redeemable under the circumstance that Prenetics HK fails to issue Series D preference shares or procure all the shareholders to enter into the Amended and Restated Shareholders’ Agreement on or prior to its maturity date, in such cases it would bear a coupon rate of 2% per annum; (b) in the event that Prenetics HK fails to repay 2021 Note when due, interest shall continue to accrue on the unpaid amount at 8% per annum.
At the option of the noteholder, the Notes can be converted into ordinary shares of a new holding company which is to be formed under a merger if the merger is closed prior to the maturity dates. If no merger is closed prior to the maturity dates or if any event of default occurs prior to the closing of any merger, 2020 Note and 2021 Note will be converted respectively into the Series D preference shares of PHCL at $4.5789 per share and $6.6023 per share mandatorily on the maturity dates if the Notes are not redeemed.
While the Notes contain a conversion feature which is an embedded derivative and should be separately accounted for, the conversion feature cannot be measured separately. As such, the Notes have been measured at fair value since inception. At the end of each reporting period, the fair value is remeasured with any gain or loss arising from the remeasurement being recognized immediately in profit or loss.
During the year ended December 31, 2021, the Notes were converted into 2,729,893 Series D preferred shares of PHCL.

F-
42

24	Convertible securities (continued)
Movement of the balance during the year ended December 31, 2021 was as follow:

$
At January 1, 2021	15,346,113
Proceeds from issuance of convertible securities	4,980,718
Changes in fair value recognized in profit or loss	29,054,669
Changes in fair value recognized in other reserve due to amendment of terms	811,819
Converted to Series D preference shares of PHCL (note 25)	(50,193,319)

At December 31, 2021, January 1, 2022 and December 31, 2022	—

25	Preference shares liabilities
Prenetics HK entered into a Share Exchange Agreement and Subscription Agreement with, amongst others, the existing shareholders of Prenetics HK and PHCL in May 2021. Under the agreement, 4,154,726 Series A preference shares, 5,338,405 Series B preference shares, 10,532,116 Series C preference shares were exchanged into PHCL’s preference shares at a conversion ratio of 1 to 1, and the contractual terms of the Notes were amended by inserting a new clause so that the Notes are exchangeable into PHCL’s Series D preference shares upon the completion of the Corporate Restructuring. The share exchange and issuance were completed on June 16, 2021. On the same date, PHCL issued 1,650,913 Series E preference shares.

F-4
3

25	Preference shares liabilities (continued)
All series of the preference shares share the following features:

•
preference shareholders are entitled to the same voting power of the ordinary shares on an as if converted basis and are entitled to a right to vote as a separate class on the special corporate matters;

•
8%
non-cumulative
dividend per annum with distribution priority over the holders of ordinary shares (the “Ordinary Shareholders”). Among the preference shareholders, shareholders of Series C have priority over those of Series B and A, and Series B have priority over Series A;

•
the preference shares can be redeemed at the option of the holders upon the occurrence of a Redemption Event, which is defined as the failure to secure an initial public offering or a liquidation event by June 16, 2026. Otherwise, the preference shares will be converted into the ordinary shares of the Company upon the closing of an initial public offering at a then-effective conversion ratio with a down-round protection feature;

•
the redemption amount will be based on i) the product of the original subscription price paid and the number of shares to be redeemed for Series A; and ii) the product of the original subscription price paid and the number of share to be redeemed, plus all declared or accrued but unpaid dividends, plus a simple interest of 10% per annum on the subscription price for Series B, Series C and Series D; and iii) the product of the original subscription price paid and the number of share to be redeemed, plus all declared or accrued but unpaid dividends, plus a simple interest of 12% per annum on the subscription price for Series E; and

•
upon liquidation, the holders shall be entitled to receive their investment amount prior to and in preference to Ordinary Shareholders and in the following order of priority from the highest to the lowest: Series E, Series D, Series C, Series B and Series A.

Following the share exchange, all series of the preference shares have been reclassified or classified as financial liability under IAS 32,
Financial Instruments: Presentation
because they contain i) a contractual obligation to deliver cash depending on the outcome of an IPO or a liquidation event that is beyond the control of both the Company and the holders of the shares; and ii) the conversion option does not meet the fixed-for-fixed
condition. As such, the redemption feature is considered a
non-derivative
financial liability being measured at amortized cost (i.e. present value of the redemption amount) and the conversion feature is considered as a derivative financial liability being measured at fair value through profit or loss.
As a result of the aforementioned share exchange, the difference between the carrying amount of Series A, Series B and Series C preference shares and their fair value of the preferred shares liability on the exchange date is recognized in other reserve. For Series D preference shares, there was no difference between the fair value of the convertible securities and the fair value of the liability on the exchange date. For Series E preference shares, they were recorded at fair value on the date of issuance.

F-4
4

25	Preference shares liabilities (continued)
The movements of preference shares during the year ended December 31, 2021 and 2022 are as follows:

	Present value of redemption amount	Conversion feature	Total
	$	$	$
At January 1, 2021	—	—	—
Reclassification of Series A, Series B and Series C preference shares from equity	25,433,864	254,398,942	279,832,806
Conversion of convertible securities to Series D preference shares (note 2 4 )	11,974,503	38,218,816	50,193,319
Issuance of Series E preference shares	18,954,939	7,015,061	25,970,000
Changes in the carrying amount of preference shares liabilities (note 8(a))	5,009,847	—	5,009,847
Changes in fair value recognized in profit or loss	—	125,398,798	125,398,798

At December 31, 2021 and January 1, 2022	61,373,153	425,031,617	486,404,770
Changes in the carrying amount of preference shares liabilities (note 8(a))	3,752,758	—	3,752,758
Changes in fair value recognized in profit or loss	—	60,091,353	60,091,353
Reclassification to share capital and share premium upon listing	(65,125,911)	(485,122,970)	(550,248,881)

At December 31, 2022	—	—	—

F-4
5

26	Warrant liabilities
See accounting policies in note 36(J).
The Reverse Recapitalization
(see Note 30)
has included the issuance of 22,384,586 warrants. Each warrant entitles the holder to purchase one Class A ordinary share of the Company at an exercise price of $8.91 per whole share. The warrants are exercisable from May 18, 2022 and will expire on May 18, 2027.
The warrants are listed on NASDAQ under the trading symbol “PRENW” and are measured based on the market price.
Movement of the balance during the year ended December 31, 2022 is as follow:

2022
$
At January 1	—
Assumption of warrant upon the Reverse Recapitalization	6,186,423
Issuance of warrant	585,000
Change in fair value recognized in profit or loss	(3,196,538)

At December 31	3,574,885

27	Liabilities for puttable financial instrument
See accounting policies in note 36(J).
On December 30, 2022, the Group acquired 74.39%

of the issued share capital of ACT Genomics. In connection with the ACT Acquisition, a puttable financial instrument had been granted under the shareholders’ agreements to the remaining shareholders of ACT (the “NCI of ACT”), which the Group has an obligation to buy the remaining shares from the NCI of ACT at specified price if the NCI of ACT exercises the option before the contract’s expiry date.
The puttable financial instrument is presented as a current financial liability in the consolidated financial statements due to a potential event could trigger within twelve months from the end of the reporting period.
The movement of the liabilities for puttable financial instrument during year ended December 31, 2022 are analyzed as follows:

2022
$
At January 1	—
Issuance of puttable financial instrument	17,138,905

At December 31	17,138,905

F-4
6

28	Capital and reserves
See accounting policies in note 36(K).
As described in Note 1, the Reverse Recapitalization has resulted in PHCL becoming a wholly owned subsidiary of the Company on May 18, 2022, effectuated by the holders of PHCL ordinary shares exchanging each of their shares for Class A or Class B ordinary shares of the Company (collectively “Prenetics Ordinary Shares”) as described below:

(a)	Movement in ordinary shares of PHCL
Authorized and issued share capital

		2022		2021
	Note	No. of shares	$	No. of shares	$
Authorized ordinary shares of $1 / $0.0001 each	(ii)	50,000	50,000	500,000,000	50,000

Ordinary shares, issued and fully paid:
As of the beginning of the year		14,932,033	1,493	14,543,817	15,349,833
Reclassification to share premium arising from the restructuring	(ii)	—	—	—	(15,348,379)
Shares issued upon conversion of exchange loan notes	(iii)	1	1	388,216	39
Exchange for Prenetics Ordinary Shares as part of Reverse Recapitalization	(vii)	(14,932,033)	(1,493)	—	—

At the end of the year	(v)	1	1	14,932,033	1,493

Series A preference shares, issued and fully paid:
As of the beginning of the year		—	—	4,154,726	2,296,598
Reclassification to preference shares liabilities	(iii)	—	—	(4,154,726)	(2,296,598)

At the end of the year		—	—	—	—

Series B preference shares, issued and fully paid:
As of the beginning of the year		—	—	5,338,405	5,554,173
Reclassification to preference shares liabilities	(iii)	—	—	(5,338,405)	(5,554,173)

At the end of the year		—	—	—	—

Series C preference shares, issued and fully paid:
As of the beginning of the year		—	—	10,532,116	30,040,000
Reclassification to preference shares liabilities	(iii)	—	—	(10,532,116)	(30,040,000)

At the end of the year		—	—	—	—

Total share capital			1		1,493

F-4
7

28	Capital and reserves (continued)
Notes:

(i)
The Ordinary Shareholders are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of PHCL. All ordinary shares rank equally with regard to the Group’s residual assets.

(ii)	At December 31, 2021, the authorized share capital of PHCL was $50,000 divided into 500,000,000 shares with a par value of $0.0001 each.
Prior to the restructuring, the share capital of Prenetics HK represent the full consideration amount as in accordance with section 135 of the Hong Kong Companies Ordinance, the ordinary shares of the PHCL do not have a par value. Upon the restructuring, the consolidated financial statements of PHCL is presented as a continuation of the consolidated financial statements of Prenetics HK except for the capital structure, where the share capital would reflect the par value with the excess recorded as share premium.
As specified in the written plan of merger approved by special resolution of the shareholders of PHCL at an extraordinary general meeting of the shareholders of PHCL on May 6, 2022, the authorized share capital of PHCL had been redesignated to $50,000 divided into 50,000 ordinary shares of a par value of $1 each.

(iii)	On November 11, 2021, 388,216 ordinary shares valued at $1,778,029 were issued upon the conversion of the exchange loan notes by the then-shareholders of Oxsed Limited.
On May 18, 2022, 1 ordinary share valued at $1 was issued upon the closing of the Acquisition Merger.

(iv)
On June 16, 2021, Series A preference shares, Series B preference shares and Series C preference shares of Prenetics HK were reclassified to the preference shares of PHCL, which are classified as liabilities as a result of the Corporate Restructuring.

(v)	At December 31, 2021, the entire amount standing to the reclassification to share premium at $17,126,369 due to the Group’s restructuring.

(vi)	At December 31, 2021, 1,543 ordinary shares have not been issued to one of the shareholders until certain statutory procedures were completed in March 2022.

(vii)
On May 18, 2022, the ordinary shares of PHCL were canceled in exchange for the right to receive Class A or Class B ordinary shares of the Company equal to the exchange ratio of 2.03 for each ordinary share of PHCL.

F-4
8

2 8	Capital and reserves (continued)

(b)	Movement in ordinary shares of the Company
Authorized and issued share capital

		2022
	Note	No. of shares	$

Authorized Class A ordinary shares of $0.0001 each	(i)	450,000,000	45,000
Authorized Class B ordinary shares of $0.0001 each	(i)	50,000,000	5,000

		500,000,000	50,000

Class A ordinary shares, issued and fully paid:
As of the beginning of the year		—	—
Issuance of Prenetics Ordinary Shares as part of Reverse Recapitalization		101,265,915	10,127
Share issued for vesting of restricted share units		7,852,791	785
Share issued upon conversion of exchange loan notes		789,282	79
Share issued for the ACT Acquisition		17,361,258	1,736

At the end of the year	(ii)	127,269,246	12,727

Class B ordinary shares, issued and fully paid:
As of the beginning of the year		—	—
Issuance of Prenetics Ordinary Shares as part of Reverse Recapitalization		9,713,864	971

At the end of the year	(iii)	9,713,864	971

Total share capital			13,698

Notes:

(i)
The authorized share capital of the Company is $50,000 divided into 500,000,000 shares with a par value of $0.0001 each, of which (i) 450,000,000 shall be designated as Class A Ordinary Shares; (ii) 50,000,000 shall be designated as convertible Class B Ordinary Shares. The share capital would reflect the par value with the excess recorded as share premium.

(ii)
Class A ordinary shareholders are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Group’s residual assets.

(iii)
Class B ordinary shareholders are entitled to receive dividends as declared from time to time and are entitled to twenty vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Group’s residual assets.

F-4
9

28	Capital and reserves (continued)

(c)	Nature and purpose of reserves

(i)	Capital reserve
The capital reserve represents restricted shares granted to shareholders but are subjected to certain restrictions and portion of the grant date fair value of unexercised share options granted to employees of the Company that has been recognized in accordance with the accounting policy adopted for share-based payments in note 36(D)(ii).

(ii)	Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in note 36(B).

(iii)	Other reserves
The other reserves comprise (i) the fair value of share issuance of $5,061,304 in connection with the ACT Acquisition; (ii) the amortized cost of puttable financial instrument in connection with the ACT Acquisition; (iii) the then shareholders of Oxsed Limited exchanged GBP
5,865,450 (equivalent to $7,549,258) into 1,652,248
 ordinary shares in connection with the acquisition of Oxsed Limited; and (
iv
) the remaining balance of the unconverted portion of the exchange loan notes recognized as equity instrument in note 36(J)(iv) in accordance with the accounting policy adopted for convertible securities.

(iv)	Share premium
Under the Companies Law of the Cayman Islands, the funds in the share premium account of the Company are distributable to the shareholders of the Company provided that immediately following the date on which the dividend is proposed to be distributed, the Company will be in a position to pay off its debts as they fall due in the ordinary course of business.

(v)	Treasury stock
As at December 31, 2022, the Company holds 310,825 shares in treasury and the aggregate price of the purchased shares is deducted from equity as “Treasury stock” for an amount of $661,519.

(d)	Capital management
The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and to support the Group’s stability and growth, by pricing products and services commensurately with the level of risk.
The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholders return, taking into consideration the future of the Company and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.
The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group made no changes to its capital management objectives, policies or processes during the years ended December 31, 2022 and 2021.
Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

F-
50

29	Equity-settled share-based transactions
See accounting policy in note 36(D)(ii).
Apart from the equity-settled share-based payment disclosed in note 30, at December 31, 2020, Prenetics HK has two share option schemes which were approved in 2014 and 2016 (collectively as the “Option Schemes”) and one restricted share scheme which was approved in 2017 (the “Restricted Share Scheme”), respectively whereby the directors of Prenetics HK are authorized, at their discretion, to invite employees of Prenetics HK, including directors, and third party personnel, to take up options to subscribe for ordinary shares of Prenetics HK.
The Option Schemes and the Restricted Share Scheme of Prenetics HK were subsequently terminated on June 16, 2021, and were rolled up to a new ESOP scheme of PHCL (the “PHCL 2021 Plan”).
Following the consummation of the Reverse Recapitalization, no further awards would be granted under the PHCL 2021 Plan and all restricted shares units (“RSU”) with respect to PHCL ordinary shares that were outstanding under the PHCL 2021 Plan have been replaced by Prenetics 2022 Share Incentive Plan (the “Prenetics 2022 Plan”). There was no incremental fair value in addition to the original grant-date fair value of those cancels under PHCL 2021 Plan as a result of the replacement with Prenetics 2022 Plan.

(a)	Prenetics 2022 Plan
Under the Prenetics 2022 Plan, the Company granted 144,522 RSUs, 2,446,557 RSUs and 946,330 RSUs to certain employees, directors and third parties on May 18, 2022, June 30, 2022 and December 31, 2022, respectively.
The RSUs granted were measured at the closing price per ordinary share less subscription price per ordinary share on grant date.
The RSUs outstanding at December 31, 2022 had an exercise price of $0.01 per ordinary share, and a range of vesting period up to 3 years.
The number and weighted average exercise prices of the RSUs are as follows:

	2022
	Weighted average exercise price $	Number of RSUs
At January 1	—	—
Granted	0.01	3,537,409
Cancelled	0.01	(75,031)
Exercised	0.01	(1,102,111)

Outstanding at December 31	0.01	2,360,267

Exercisable at December 31	0.01	16,775

29	Equity settled share-based transactions (continued)

The aggregate fair value of the RSU granted to the selected employees on the dates of grants on May 18, 2022, June 30, 2022 and December 31, 2022 were $1,104,148 ($7.64 per share), $9,884,090 ($4.04 per share) and $1,892,660 ($2.00 per share), respectively. The Company recognized employee share-based compensation benefits according to the restriction conditions.
During the year ended December 31, 2022, equity-settled share-based payment expenses in respect of the Prenetics 2022 Plan of $7,732,961 was recognized in profit or loss, respectively. The remaining balance is recognized in profit or loss over the remaining vesting period.

(b)	PHCL 2021 Plan
Details of the restricted share units outstanding as at December 31, 2022 and 2021 are as follows:

	Number of instruments
	2022	2021
Restricted share units granted to directors	1,636,011	11,900,009
Restricted share units granted to employees	43,045	2,033,151
Restricted share units granted to third parties	11,710	815,057

	1,690,766	14,748,217

Under the PHCL 2021 Plan, PHCL granted 3,933,063 RSU to certain employees, directors and third parties on June 16, 2021 and 63,934 restricted share units in December 2021 to certain directors, employees and third parties, respectively.
The fair value of services received in return for the RSU granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on Black-Scholes Model. The contractual life of the share option is used as an input into this model.

2021
Fair value of RSU and key assumptions
Fair value at measurement date	$13.89 - $18.91
Share price	$13.89 - $18.91
Exercise price	$0.01
Expected volatility	41.03% - 44.26%
Expected option life	1 year
Expected dividends	0%
Risk-free interest rate	1% - 1.13%
Likelihood of achieving a redemption event	5%
Likelihood of achieving a liquidity event	5%

29	Equity settled share-based transactions (continued)

The number and weighted average exercise prices of the RSUs are as follows:

	2022		2021
	Weighted average exercise price	Number of RSUs	Weighted average exercise price	Number of RSUs
	$		$
At January 1	0.01	14,748,217	0.01	—
Rolled up from options	—	—	0.01	10,751,220
Granted	—	—	0.01	3,996,997
Exercised	0.01	(12,821,445)	—	—
Forfeited	0.01	(168,894)	—	—
Cancelled	0.01	(67,112)	—	—

Outstanding at December 31	0.01	1,690,766	0.01	14,748,217

Exercisable at December 31	0.01	14,571	0.01	—

The restricted share units outstanding at December 31, 2021 had a weighted average exercise price of $0.01 per ordinary share, and a weighted average remaining contractual life of 4.7 years.
The aggregate fair value of the restricted shares united granted to the selected employees on the dates of grants on June 30, 2021 and December 31, 2021 was $54,645,652 ($13.89 per share) and $1,209,111 ($18.91 per share) respectively. The Company recognized employee share-based compensation benefits according to the restriction conditions.
During the year ended December 31, 2022, equity-settled share-based payment expenses in respect of the PHCL 2021 Plan of $23,847,422 (2021: $21,946,632) was recognized in profit or loss, respectively. The remaining balance is recognized in profit or loss over the remaining vesting period.

F-5
3

29	Equity settled share-based transactions (continued)

(c)	Option Schemes
For options granted under the Option Schemes, the exercise price was $0.01 per ordinary share with 33.33% vesting on the first anniversary, followed by 2.77% monthly over a twenty three
-
month period and 2.96% on the third anniversary.
Options granted under the Option Schemes
wer
e
exercisable within 7 years from the date of grant or longer if extended by the Board upon vesting and the occurrence of a liquidity event as defined in the option agreements.
The number and weighted average exercise prices of share options were
as follows:

	2021
	Weighted average exercise price $	Number of options
At January 1	0.01	10,757,396
Forfeited	0.01	(6,176)
Rolled up to the PHCL 2021 Plan	0.01	(10,751,220)

At December 31		—

Option Schemes were granted under a service condition. This condition has not been taken into account in the grant date fair value measurement of the services received. There were no market conditions associated with the Option Schemes.
During the year ended December 31, 2021, equity-settled share-based payment expenses in respect of the Option Schemes of $532,752 was recognized in profit or loss.

F-
54

29	Equity settled share-based transactions (continued)

(d)	Restricted Share Scheme
Under the Restricted Share Scheme, Prenetics HK granted 5,313,900 restricted shares to certain employees on August 1, 2017. Purposes and objectives of the Restricted Share Scheme are to recognize and motivate the contribution of employees and to incentivize them to further the operation and enhancing the value of Prenetics HK and its shares for the benefit of Prenetics HK and its shareholders as a whole.
The restricted shares granted were ordinary shares with a subscription price of $0.01 per share. These restricted shares are subject to the following restrictions:

•
Vesting conditions: 33.33% of the shares vest on the first anniversary from the date of grant, followed by 2.77% monthly over the next twenty three-month period and 2.96% monthly from the third anniversary;

•
In addition to the stated vesting conditions above, the restricted shares are subject to certain claw-back provisions and transfer restrictions with reference to the length of the period till the earliest of (i) September 1, 2021; (ii) the first anniversary after the completion of an initial public offering and (iii) the occurrence of a liquidation event. A liquidation event has been defined in the share agreement as a trade sale of more than 50% of Prenetics HK’s shares, a merger/consolidation or similar business combination of Prenetics HK which results in change in control, or a sale of a majority part or substantially all of Prenetics HK’s assets. These claw-back provisions and transfer restrictions result in implicit vesting conditions in addition to those mentioned above.

The movement of restricted shares granted based on the restrictions and vesting conditions above during the years ended December 31, 2021 is as follow:

2021
$
Unvested restricted shares subject to claw-back, at January 1	451,682
Vested and not subject to claw-back	(451,682)

Unvested restricted shares subject to claw-back, at December 31	—

The aggregate fair value of the restricted shares granted to the selected employees on the dates of grants was $5,799,625 ($1.091 per share). The Company recognized employee share-based compensation benefits according to the restriction conditions.
During the year ended December 31, 2021, equity-settled share-based payment expenses in respect of the Restricted Shares Scheme of $15,534 was recognized in profit or loss.

30	Reverse Recapitalization
As disclosed in note 1, the Reverse Recapitalization has been accounted for with reference to the principles of reverse acquisitions with PHCL being the accounting acquirer and Artisan the accounting acquiree. Accordingly, except for the capital structure, these financial statements have been presented as a continuation of the consolidated financial information of PHCL Group with:

•	the assets and liabilities of PHCL Group recognized and measured at their carrying amounts immediately prior to the Reverse Recapitalization;

•	the retained earnings and other equity balances of PHCL Group recognized at amounts immediately prior to the Reverse Recapitalization; and

•	the financial information for periods prior to the Reverse Recapitalization being that of PHCL Group.
As Artisan, the accounting acquiree, does not meet the definition of a business for the purposes of IFRS 3, the Reverse Recapitalization is determined to be an acquisition of the net assets of Artisan together with an equity-settled share-based payment which is regarded as an issuance of certain of the Company’s Class A ordinary shares in exchange for a stock exchange listing service. The stock exchange listing service has been recorded in profit or loss and measured as the excess of fair value of the Company’s Class A ordinary shares issued to acquire Artisan over the fair value of Artisan’s identifiable net assets acquired, with the amount expensed as incurred:

	$	$
Fair value of Artisan’s identifiable net assets acquired comprising		23,599,605
Prepayments	538,315
Cash and cash equivalent	30,363,822
Accrued expenses	(231,109)
Warrants liabilities (note (i))	(6,186,423)
Derivative liabilities (note (ii))	(885,000)
Less: Fair value of consideration comprising:
14,523,244 Company’s Class A ordinary shares		(113,146,206)

Share-based payment expense on listing		(89,546,601)

F-5
6

30	Reverse Recapitalization (continued)

Notes:

(i)
The warrants
liabilities
acquired include
those in relation to
the warrants issued by Artisan to Artisan’s public investors and Artisan LLC, the sponsor.

The holders of Artisan’s warrants (including public investors and the sponsor) received one warrant of the Company for each Artisan’s warrant, resulting in the issuance of 1,500,000 warrants of the Company (see note 26)

(ii)
Prior to the initial public offering of Artisan, institution investors (“FPA Investors”) agreed to purchase an aggregate of 6,000,000 Class A ordinary shares of Artisan and 1,500,000 redeemable warrants of Artisan at a price of $10 per Class A ordinary share and
1
⁄
4
warrant of Artisan in a private placement to close immediately prior to the closing of Artisan merging with one or more entities.
The
investment commitments from FPA Investors
represents
a derivative liability
of Artisan measured
at FVPL before the Initial Merger. As part of the Reverse Recapitalization, prior to the Initial Merger, the agreements with FPA Investors were amended such that FPA Investors committed to purchase a variable number of Class A ordinary shares and warrants of the Company at an aggregate price of $585,000 immediately prior to the closing of the Acquisition Merger. On May 18, 2022, the derivative liability was settled by issuing 6,000,000 Class A ordinary shares and 1,500,000 warrants of the Company to FPA Investors (see note 2
6
).

The Reverse Recapitalization has also involved the following transactions:

•
For additional capitalization, the Company issued 5,580,000 Class A ordinary shares to PIPE Investors on May 18, 2022 (see note 2
8
(b)), pursuant to the original subscription agreements dated on September 15, 2021 which was subsequently amended in 2022.

In the subscription agreements dated on September 15, 2021, PIPE Investors committed to purchase Class A ordinary shares of the Company at a price of $10 per share upon listing. The subscription agreements were amended on March 30, 2022 such that PIPE Investors committed to purchase a variable number of Class A ordinary shares of the Company at an aggregate price of $55,800,000 upon listing. The amendment of the subscription agreements with PIPE Investors results in recognition of a derivative liability measured at fair value through profit or loss, with a debit in equity. Upon completion of the Reverse Recapitalization, the derivative liability was settled by issuing 7,740,000 Class A ordinary shares of the Company to PIPE Investors.

•
Professional
services expenditure of $18,231,775
were
incurred to facilitate listing on NASDAQ
,
 with
 $3,529,904
and $14,701,871
recognized as administrative and other operating expenses in the profit or loss for the years ended December 31, 2022 and 2021, respectively
.

F-5
7

31	Financial instruments - Fair values and risk management

A.	Accounting classification and fair values
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Note	2022	2021
		$	$
Financial asset measured at fair value
Financial assets at FVPL	1 8	17,537,608	9,906,000

Financial assets at amortized cost
Trade receivables	1 7	41,691,913	47,041,538
Deposits and other receivables	15, 1 7	8,181,576	8,511,304
Amounts due from related companies		—	9,060
Cash and cash equivalents	19(b)	146,660,195	35,288,952

		196,533,684	90,850,854

Financial liabilities measured at fair value
Preference shares liabilities	2 5	—	486,404,770
Warrant liabilities	2 6	3,574,885	—

		3,574,885	486,404,770

Financial liabilities at amortized cost
Trade payables		7,291,133	9,979,726
Accrued expenses and other liabilities	20	15,668,734	36,280,298

Liabilities for puttable financial instrument	27	17,138,905	—
		40,098,772	46,260,024

F-5
8

31	Financial instruments - Fair values and risk management (continued)

The Group’s finance team is responsible for overseeing the valuation of the financial instruments, including the unlisted securities and the conversion feature embedded in the preference shares liabilities which are categorized into Level 3 of the fair value hierarchy. The team reports directly to the chief financial officer. Valuation results with analysis of changes in fair value measurement are prepared by the team with the assistance from external valuers where necessary and reviewed by the chief financial officer at each quarter end and annual reporting date. The valuation process is documented and updated where appropriate by the team and reviewed by the chief financial officer quarterly that coincides with the reporting dates.

		Fair value measurements at December 31, 2022 categorized into
	Fair value at December 31, 2022	Level 1	Level 2	Level 3
	$	$	$	$
Recurring fair value measurements
Asset:
Financial assets at FVPL:
- Unlisted securities	17,537,608	—	—	17,537,608

Liability:
Warrant liabilities	3,574,885	3,574,885	—	—

		Fair value measurements at December 31, 2021 categorized into
	Fair value at December 31, 2021	Level 1	Level 2	Level 3
	$	$	$	$
Recurring fair value measurements
Asset:
Financial assets at FVPL - Unlisted securities	9,906,000	—	—	9,906,000

Liability:
Preference shares liabilities - conversion feature	425,031,617	—	—	425,031,617

F-5
9

31	Financial instruments - Fair values and risk management (continued)

B.	Measurement of fair values

(i)	Valuation techniques and significant unobservable inputs
The following tables show the valuation techniques used in measuring Level 2 and Level 3 fair values for financial instruments in the statement of financial position, as well as the significant unobservable inputs used.
Financial instruments measured at fair value

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement

Financial assets at fair value through profit or loss	Adjusted net asset value	Underlying assets’ value	The estimated fair value would increase if the underlying assets’ value is higher

Preference shares liabilities - conversion feature
Discounted cash flow and equity allocation method: the conversion feature is measured by deducting the present value of the expected redemption amount from the fair value of the preferred shares.

The fair value of the preference shares is determined by applying the equity allocation method to the total equity value of the Group estimated based on the net present value of future cash flows.

Risk-adjusted discount rate adopted in the discounted cashflow method for the valuation of equity interest: 15.90%

Discount for lack of marketability: 12%

Expected volatility adopted in the equity allocation method: 41.03%

The estimated fair value would increase (decrease) if:

•  the risk-adjusted discount rate was lower (higher);

•  the discount for lack of marketability was lower (higher); or

•  the expected volatility was higher (lower)

(ii)	Transfers between Levels 1 and 2
There were no transfers from Level 2 to Level 1 in 2022 and no transfers in either direction in 2021.

F-
60

31	Financial instruments - Fair values and risk management (continued)

(iii)	Level 3 recurring fair values
Sensitivity analysis
The following table indicates instantaneous changes in the Group’s loss if there is an increase/decrease in the significant unobservable inputs used in the valuation of preferred shares liabilities – conversion feature, assuming all other variables remain constant.

	December 31, 2021
Significant unobservable inputs	Increase/(decrease) in significant unobservable inputs %	Increase/(decrease) on the Group’s loss $
Risk-adjusted discount rate	5	(48,370,219)
	(5)	55,767,113
Discount for lack of marketability	5	(1,795,038)
	(5)	1,795,061
Expected volatility	5	84,785
	(5)	(89,520)
The movement of conversion feature of the preference shares liabilities during the year ended December 31, 2022 and 2021 are disclosed in note 25.

F-
61

31	Financial instruments - Fair values and risk management (continued)

C.	Financial risk management
The Group has exposure to the following risks arising from financial instruments:

-	credit risk (see (C)(a));

-	liquidity risk (see (C)(b)); and

-	currency risk (see (C)(c)).
The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a)	Credit risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk is primarily attributable to trade receivables and cash and cash equivalents. The Group’s credit risk arising from cash and cash equivalents is limited because the counterparties are banks and financial institutions with good credit rating for which the Group considers to have low credit risk.
Trade receivables
The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. At December 31, 2022 and 2021, 56% and 46% of the total trade receivables were due from the Group’s largest customer, and 73% and 69% of the total trade receivables were due from the Group’s five largest customers, respectively.
Individual credit evaluations are performed on all customers requiring credit over a certain amount. These take into account the customer’s past payment history, financial position and other factors. Trade receivables are due within 30 to 60 days from the billing date. Normally, the Group does not obtain collateral from customers.
The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs. The Group allocates each individual customer to a credit risk grade based on a variety of data that is determined to be predictive of the risk of default and applying experienced credit judgement. Credit risk grades are defined using qualitative and quantitative factors that are indicative of risk of default. These factors vary depending on the nature of the exposure and the type of customer.
Each individual customer is allocated to a credit risk grade on initial recognition based on available information about the customer. Exposures are subject to ongoing monitoring, which may result in an exposure being moved to a different credit risk grade.

F-
62

31	Financial risk management and fair values of financial instruments (continued)

(a)	Credit risk (continued)
The Group then calculates an expected loss rate for each credit risk grade with reference to the weighted-average loss rate for each external credit rating published by external rating agencies. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables.
At December 31, 2022 and 2021, the overall expected loss rate was 0.13% and 0.80%, respectively, which reflected the settlement experience on the trade receivables.
Movement in the loss allowance account in respect of trade receivable during the years ended December 31, 2022 and 2021 is as follows:

	2022	2021
	$	$
At January 1	518,968	411,059
Net remeasurement of loss allowance	(136,493)	110,114
Amounts written off	(33,808)	—
Exchange differences	(20,118)	(2,205)

At December 31	328,549	518,968

F-
63

3 1	Financial risk management and fair values of financial instruments (continued)

(b)	Liquidity risk
The Group’s policy is to regularly monitor its liquidity requirements to ensure that it maintains sufficient reserves of cash to meet its liquidity requirements in the short and longer term.
The following table shows the remaining contractual maturities at the end of the reporting period of the Group’s non-derivative
financial liabilities and derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the end of the reporting period) and the earliest date the Group can be required to pay:

		Contractual undiscounted cash flows
	Carrying amount	Total	Within 1 year or on demand	1 - 2 years	More than 2 years
	$	$	$	$	$
At December 31, 2022
Non-derivative financial liabilities
Trade payables	7,291,133	7,291,133	7,291,133	—	—
Accrued expenses and other liabilities	15,668,734	15,668,734	15,611,421	57,313	—
Lease liabilities	6,646,163	7,308,540	3,022,367	1,678,615	2,607,558
Warrant liabilities	3,574,885	3,574,885	3,574,885	—	—
Liabilities for puttable financial instrument	17,138,905	17,138,905	17,138,905	—	—

	50,319,820	50,982,197	46,638,711	1,735,928	2,607,558

		Contractual undiscounted cash flows
	Carrying amount	Total	Within 1 year or on demand	1 - 2 years	More than 2 years
	$	$	$	$	$
At December 31, 2021
Non-derivative financial liabilities
Trade payables	9,979,726	9,979,726	9,979,726	—	—
Accrued expenses and other liabilities	36,280,298	36,280,298	36,280,298	—	—
Lease liabilities	5,267,210	5,981,170	1,921,466	1,743,456	2,316,248
Preference share liabilities - redemption amount	61,373,153	123,556,616	—	—	123,556,616

	112,900,387	175,797,810	48,181,490	1,743,456	125,872,864

F-6
4

31	Financial risk management and fair values of financial instruments (continued)

(c)	Currency risk
The Company’s functional and presentation currency is USD. The Group is exposed to currency risk primarily through subsidiaries conducting their operations outside of Hong Kong with assets and liabilities denominated in other currencies, being primarily USD and Renminbi (“RMB”).
As the HKD is pegged to the USD, the Group considers the risk of movements in exchange rates between the HKD and the USD to be insignificant.

(i)	Exposure to currency risk
The following table details the Group’s exposure at the end of the reporting period to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate. For presentation purposes, the amounts of the exposure are shown in USD, translated using the spot rate at the year end date.

	December 31, 2022
	USD	RMB
	$	$
Trade receivables	79,220	—
Deposits and prepayments	2,972,471	872,455
Cash and cash equivalents	12,225,385	14
Trade payables	(3,984,494)	(2,029,309)
Accrued expenses and other liabilities	(3,741,359)	—

Net exposure to currency risk	7,551,223	(1,156,840)

	December 31, 2021
	USD	RMB
	$	$

Trade receivables	373,889	—
Deposits and prepayments	3,899,656	4,500,406
Cash and cash equivalents	1,231,648	14
Trade payables	(2,112,494)	(6,113,239)
Accrued expenses and other liabilities	(11,420,246)	(107)

Net exposure to currency risk	(8,027,547)	(1,612,926)

F-6
5

31	Financial risk management and fair values of financial instruments (continued)

(ii)	Sensitivity analysis
The following table indicates the instantaneous change in the Group’s loss after tax (and accumulated losses) that would arise if foreign exchange rates to which the Group has significant exposure at the end of the reporting period had changed at that date, assuming all other risk variables remained constant. In this respect, it is assumed that the pegged rate between the Hong Kong dollar and the United States dollar would be materially unaffected by any changes in movement in value of the United States dollar against other currencies.

	2022		2021
	Increase/ (decrease) in foreign exchange rates	Effect on loss after tax and accumulated losses	Increase/ (decrease) in foreign exchange rates	Effect on loss after tax and accumulated losses
	%	$	%	$

USD	1	(63,061)	1	67,269
	(1)	63,061	(1)	(67,269)
RMB	5	48,298	1	13,468
	(5)	(48,298)	(1)	(13,468)

F-6
6

3 2	List of subsidiaries
See accounting policy in note 36(A)(ii).
The following list contains the material subsidiaries of the Group at December 31, 2022 and December 31, 2021 are as follows:

Name of subsidiaries	Place of incorporation/ operation	Issued and fully paid share capital	Proportion of nominal value of issue capital held by the Company				Principal activities
			2022		2021
			Directly	Indirectly	Directly	Indirectly
			%	%	%	%
Prenetics Limited	Hong Kong	HK$415,276,716	—	100	—	100	Genetic and diagnostic health testing
Prenetics EMEA Limited	United Kingdom	GBP76,765.81	—	100	—	100	Genetic and diagnostic health testing
ACT Genomics Holdings Company Limited (note 33)	Cayman Islands	$16,713	74.39	—	—	—	Precise cancer genetic testing services

ACT Genomics Co., Ltd.	Taiwan	TWD455,080,000	—	74.33	—	—	Precise cancer genetic testing - services
ACT Genomics (Hong Kong) Limited	Hong Kong	HK$775,000	—	74.39	—	—	Precise cancer genetic testing - services
Sanomics Limited	Hong Kong	HK$500,000	—	74.39	—	—	Precise cancer genetic testing - services
MC Diagnostics Limited	United Kingdom	GBP1,164	—	74.39	—	—	Sales of medical diagnostics products

F-6
7

33	Acquisition of ACT Group
See accounting policy in note 36(A)(i)-(iii).

A.	Consideration transferred
The following table summarizes the acquisition date fair value of each major class of consideration transferred.

$
Cash	9,041,776
Deferred consideration (note 20)	958,224
Equity instruments (19,891,910 ordinary shares)	39,783,820

Total consideration transferred	49,783,820

Net cash outflow arising on acquisition:
Cash consideration	9,041,776
Less: cash and cash equivalent balances acquired (note 33(C))	5,623,061

Total net cash outflow arising on acquisition	3,418,715

Equity	instruments issued
The fair value of the ordinary shares issued was based on the listed share price of the Company at December 30, 2022 of $2 per share.

B.	Acquisition-related costs
The Group incurred acquisition-related costs of $1,191,858 on legal fees and due diligence costs. These costs have been included in ‘administrative and other operating expenses’.

F-6
8

3 3	Acquisition of ACT Group (continued)

C.	Identifiable assets acquired and liabilities assumed
The following table summarises the recognised amounts of assets acquired and liabilities assumed at the date of acquisition.

$
Property, plant and equipment (note 11)	5,649,182
Intangible assets (note 12)	13,826,389
Interests in associates (note 14)	788,472
Deferred tax assets	235,879
Inventories	1,294,959
Trade receivables	2,594,976
Deposits, prepayments and other receivables	2,013,985
Cash and cash equivalents (note 33(A))	5,623,061
Trade payables	(857,537)
Accrued expenses and other current liabilities	(2,763,480)
Contract liabilities (note 21)	(416,307)
Lease liabilities	(2,379,687)
Tax liabilities	(5,713)
Deferred tax liabilities	(2,913,666)
Other non-current liabilities	(223,207)

Total identifiable net assets acquired	22,467,306

Measurement	of fair values
The valuation technique used for measuring the fair value of material assets acquired was as follow.

Assets acquired Property, plant and equipment Intangible assets
Valuation technique
Cost technique:
The valuation model considers market prices for depreciated replacement cost when appropriate. Depreciated replacement cost reflects functional and economic obsolescence.

Multi-period excess earnings method
: The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the technology and customer relationships, by excluding any cash flows related to contributory assets.

If the acquisition had occurred on January 1, 2022, management estimates that the Group’s consolidated revenue would have been increased by $15,083,979, and consolidated loss for the year would have been increased by $64,938,749.

F-6
9

3 3	Acquisition of ACT Group (continued)

D.	Goodwill
Goodwill arising from the acquisition has been recognized as follows.

2022
$
Consideration transferred (note 33(A))	49,783,820
Non-controlling interests, based on their proportionate interest in the recognized amounts of the assets and liabilities of ACT Genomics	6,483,762
Fair value of identifiable net assets (note 33(C))	(22,467,306)

Goodwill (note 13)	33,800,276

The goodwill is attributable mainl
y to the
skills and technical talent of ACT Group’s work force and the synergies expected to be achieved from integrating the company into the Group’s existing business. None of the goodwill recognized is expected to be deductible for tax purposes.

F-
70

34	Related parties
Apart from balances and transactions disclosed elsewhere in these consolidated financial statements, the Group has also entered into the following related party transactions under the normal course of the Group’s business:

(a)	Transactions with other related parties

	2022	2021	2020
	$	$	$
Sales to a shareholder	—	—	16,950
Purchase from a joint venture	—	53,981	21,119
Services provided by a company with control from a director of the Company	30,630	90,353	—
Legal and professional fee paid on behalf of related companies	—	9,060	—

(b)	Acquisition of a subsidiary
On July 1, 2021, Prenetics EMEA Limited, an indirectly wholly-owned subsidiary of the Company, entered into a share purchase agreement to acquire 100% equity interest of DNAFit Africa (Pty) Limited from its sole shareholder, who is a staff of Prenetics EMEA Limited, at a cash consideration of ZAR1,000 (approximately equivalent to $65), resulting in a gain on bargain purchase of $117,238.
Upon the completion of the acquisition, DNAFit Africa (Pty) Limited becomes a direct wholly-owned subsidiary of the Prenetics EMEA Limited.

(c)	Key management personnel compensation
Key management personnel compensation comprised as following.

	2022 $	2021 $	2020 $
Directors’ fees	261,110	—	—
Salaries, wages and other benefits	24,549,012	2,281,701	2,206,494
Contributions to defined contribution retirement plan	17,538	15,643	4,615
Equity-settled share-based payment expenses (note)	30,284,686	21,500,167	913,111

	55,112,346	23,797,511	3,124,220

Note:	The balances are non-cash transactions for the reporting period. Details of the recognition and the fair value determination are included in note 29.

F-7
1

35	Basis of measurement
The consolidation financial statements have been prepared on the historical cost basis except for financial assets measured at FVPL, which are measured on an alternative basis on each reporting date.

-	preference share liabilities – conversion feature (see note 36(K)(ii));

-	convertible securities (see note 36(J)(iv));

-	financial assets at FVTPL (see note 36(J)); and

-	warrant liabilities (see note 36(J)).

F-
72

36	Significant accounting policies
The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements.

A	Basis of consolidation

(i)	Business combinations
The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs.
The Group has an option to apply a ‘concentration test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The optional concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.
The consideration transferred does not include amounts related to the settlement of pre-existing
relationships. Such amounts are generally recognized in profit or loss.

(ii)	Subsidiaries
Subsidiaries are entities controlled by the Group. The Group ‘controls’ an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.
An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances, transactions and cash flows and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

(iii)	Non-controlling interests
Non-controlling
interests are measured initially at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.
Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

F-
73

36	Significant accounting policies (continued)

(iv)	Transactions eliminated on consolidation
Intra-group balances and transactions, and any unrealized income and expenses (except for foreign currency transaction gains or losses) arising from intra-group transactions, are eliminated. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(v)	Interests in equity-accounted investees
The Group’s interests in equity-accounted investees comprise interests in associates.
Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

B	Foreign currency

(i)	Foreign currency transactions
The Group is exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases and receivables are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily the Hong Kong dollars (“HKD”) and British Pound (“GBP”). The currencies in which these transactions are primarily denominated are HKD, GBP, USD and RMB.
Transactions in foreign currencies are translated into the respective functional currencies of Group companies at the exchange rates at the dates of the transactions.
Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date.
Non-monetary
assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined.
Non-monetary
items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss and presented within profit or loss.

(ii)	Foreign operations
The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into USD at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into USD at the exchange rates at the dates of the transactions.
Foreign currency differences are recognized in other comprehensive income and accumulated in the translation reserve, except to the extent that the translation difference is allocated to non-controlling
interests.

F-7
4

36	Significant accounting policies (continued)
When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes of part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to non-controlling
interests. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

C	Revenue and other income
Income is classified by the Group as revenue when it arises from the sale of goods or the provision of services in the ordinary course of the Group’s business.
Revenue is measured based on the amount of consideration to which the Group is expected to be entitled in exchange for transferring goods or services to a customer, excluding amounts collected on behalf of third parties. The Group recognizes revenue when (or as) it transfers control over a product or service to customer. An asset is transferred when (or as) the customer obtains control of the asset.
The Group transfers control of a good or service at a point in time unless one of the following overtime criteria is met:

(a)	the customer simultaneously receives and consumes the benefits provided as the Group performs;

(b)	the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

(c)	the Group’s performance does not create an asset with an alternative use and the Group has an enforceable right to payment for performance completed to date.
The Group provides i) preventive services which are genetic testing services to individuals and corporates for their employees and customers; and ii) diagnostic services which are primarily
COVID-19
testing for individuals, corporates for their employees or customers, and governments for community testing. Additionally, from November 2021, the Group has officially launched iii) Circle HealthPod, which is a rapid detection health monitoring device along with single-use
capsules that offers rapid
COVID-19
testing solutions for professional use and home use initially in Hong Kong.
The Group collects consideration for both types of services upfront, and such consideration received usually becomes non-refundable
after 5 to 30 days from the date of delivery of the kits to the individuals or corporates, or the date of purchase. The upfront consideration received is initially recognized as deposit liabilities and subsequently reclassified to contract liabilities when the amount becomes non-refundable.
Such amount does not include any variable consideration.
The Group determines that its sales contracts do not have a significant financing component when the upfront consideration becomes non-refundable
as customers have discretion to decide when the tests are performed during the contract term.

F-7
5

36	Significant accounting policies (continued)

(i)	Performance obligations
Generally, the Group fulfilled its performance obligations for preventive and diagnostic services at a point in time upon delivery of the testing results or reports to customers except for one category of the genetic testing kits under the preventive services which includes an additional distinct performance obligation being the subscription of free future updates to new features, reports and categories (collectively the “update services”).
The update services are considered distinct from the testing results or reports received by customers as those customers can benefit from the information provided in the testing results without the update services, the update services would not significantly modify the testing results, and there is not any significant interdependency between the testing results and the update services. Transfer of control for the testing results occurs when the testing results or reports are issued to customers and transfer of control for update services occurs over the expected service period which begins from the issuance of the testing results.
For genetic testing kits which contain the update services, the Group allocates revenue to the testing results and the update services on a relative standalone selling price basis. When estimating standalone prices, the Group considers all information that is reasonably available which includes market conditions, company-specific information about the customers, pricing strategies and practices, cost incurred to provide the service and industry pricing. The Group has estimated the standalone selling price of the update services based on the expected cost plus a margin and recognizes it over the expected service period of five years. The expected service period was estimated based on the Group’s internal statistics on customers and expectation as to the period over which customers would continue to log in online to review initial reports and updates.
For sales of Circle HealthPod and
single-use
capsule sets, generally the Group considers it satisfies the associated performance obligation at the point in time when those products have been accepted by customers as, unlike the testing kits, customers do not need to return samples to the Group for further processing. The Group offers customers an unconditional right of return of unopened Circle HealthPod for cash for a period of 30 days from the date of acceptance. Revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Accordingly, the Group reduces the revenues by an estimate of expected returns, determined based on the historical data, and recognizes a refund liability and an asset representing the right to recover the returned products.
Circle HealthPod also comes with a warranty for customers that register within 30 days of purchase, under which the Group will repair or replace a defective product within one year of purchase free-of-charge. The Group accounts for the warranty as an assurance warranty and recognizes an estimate of the associated costs as a liability at the time when the revenue on sale of Circle HealthPod is recognized. The amounts of expected returns and warranty in relation to Circle HealthPod are assessed as insignificant during the periods presented.

F-7
6

36	Significant accounting policies (continued)

(ii)	Revenue breakage
Provision of preventive and diagnostic services require individuals to provide specimen samples to the Group before it can proceed with the necessary laboratory procedures. Sales contracts relating to testing kits sold directly to individuals normally require specimen samples to be sent back to the Group within 3 or 6 months (the “sample return period”) from the date of purchase depending on the jurisdictions in which the kits are purchased by customers. If these customers do not return their specimen samples within the sample return period, the Group has no further obligation to provide the service. Sales contracts relating to kits sold to corporates normally do not include specified sample return periods.
For certain
non-refundable
sale contracts, the Group does not have sufficient and relevant historical experience to form a reasonable expectation about the amount of breakage revenue to which the Group is expected to be entitled. This would be the case for certain preventive testing kits sold to corporates such as insurance companies that would ultimately be passed on to its end users at the corporates’ discretion, where there is no stated sample return period and the Group has no visibility as to whether and when the kits are distributed to end users. This would also be the case for certain diagnostic testing kits sold to individuals with respect to
COVID-19.
For these sales contracts, revenue is recognized at the earlier point in time of i) the relevant services are rendered and the testing results are issued; or ii) when the likelihood of end users returning their specimen samples becomes remote.
Otherwise, the Group generally has sufficient and relevant historical experience for other sales contracts such that the Group expects to be entitled to a breakage amount in relation to non-refundable
and unexercised rights. For these sales contracts, the Group estimates and recognizes the expected breakage amount as revenue in proportion to the pattern of rights exercised by customers on a portfolio basis to the extent that it is considered highly probable that a significant reversal will not occur in the future.
The Group updates its breakage estimate regularly and if necessary, adjusts the deferred revenue balance accordingly. If actual return patterns vary from the estimate, actual breakage revenue may differ from the amounts recorded. The Group recognized breakage revenue from unreturned kits of
$230,107,

$347,894 and $3,325,906 for the years ended December 31, 2022, 2021 and 2020, respectively.

(iii)	Interest income
Interest income is recognized as it accrues using the effective interest method.

F-7
7

36	Significant accounting policies (continued)

(iv)	Government subsidies
Government subsidies are recognized in the consolidated statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as income in profit or loss on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in profit or loss over the useful life of the asset by way of reduced depreciation expense.

D	Employee benefits

(i)	Short-term employee benefits
Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(ii)	Share-based payment arrangements
The fair value of share options granted to employees is recognized as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the Black-Scholes Model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the options, the total estimated fair value of the options is spread over the vesting period, taking into account the probability that the options will vest.
During the vesting period, the number of share options that is expected to vest is reviewed. Any resulting adjustment to the cumulative fair value recognized in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares. The fair value of the restricted shares granted by the Company to employees of the Company is recognized
as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured based on market value of the shares at grant date. The total estimated fair value of the shares is spread over the vesting period.

F-7
8

36	Significant accounting policies (continued)

(iii)	Defined contribution plans
Obligations for contributions to defined contribution plans are expensed as the related service is provided.

E	Finance costs
The Group’s finance costs include:

-	interest expense;

-	interest expenses on lease liabilities;

-	imputed interest on deferred consideration; and

-	changes in the carrying amount of preference shares liabilities.
Interest expense is recognized using the effective interest method.
The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments through the expected life of the financial instrument to the amortized cost of the financial liability.
In calculating interest expense, the effective interest rate is applied to the amortized cost of the liability.

F	Income tax
Income tax expense comprises current and deferred tax. It is are recognized in profit or loss.

(i)	Current tax
Current tax comprises the expected tax payable on the taxable income for the year and any adjustment to the tax payable in respect of previous years.

(ii)	Deferred tax
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

-	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss; and

-	taxable temporary differences arising on the initial recognition of goodwill.

F-7
9

36	Significant accounting policies (continued)

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profits improves.
The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.
Deferred tax assets and liabilities are offset only if certain criteria are met.

G	Inventories
Inventories representing consumables, reagent, kits materials and finished goods are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in,
first-out
allocation method. Cost includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.
Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.
When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized.
The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

H	Property, plant and equipment

(i)	Recognition and measurement
Items of property, plant and equipment, including
right-of-use
assets (see note 36(M)), are measured at cost less accumulated depreciation and any accumulated impairment losses (see note 36(L)(ii)).
If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items of property, plant and equipment.
Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss.

F-
80

36	Significant accounting policies (continued)

(ii)	Depreciation
Depreciation is calculated to write off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss.
The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

–	Properties leased for own use	Over the unexpired lease period

–	Office equipment leased for own use	Over the unexpired lease period

–	Leasehold improvements	Shorter period of the lease term or the useful life

–	Fixtures and furniture	3 - 5 years

–	Office and lab equipment	3 - 5 years

–	Computer equipment	3 years

–	Motor vehicles	3 - 5 years

–	Manufacturing equipment	3 - 5 years
Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

I	Intangible assets and goodwill

(i)	Recognition and measurement
Goodwill
Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses.
Research and development
Expenditure on research activities is recognized in profit or loss as incurred.
Other intangible assets
Other intangible assets, including website and mobile apps, trademark and technology and product development cost, and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

F-
81

36	Significant accounting policies (continued)

(ii)	Subsequent expenditure
Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates.

(iii)	Amortization
Amortization is calculated to write off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss. Goodwill is not amortized.
The estimated useful lives for current and comparative periods are as follows:

– Website and mobile apps	2 years
– Trademark and technology	10 - 20 years
– Products development cost	3 years
– Computer software	3 years
– Customer relationship	10 years
Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.
Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating units, or groups of cash-generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see note 36(L)(ii)).
On disposal of a cash generating unit, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

J	Financial instruments

(i)	Recognition and initial measurement
Trade receivables are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.
A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at FVPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

F-
82

36	Significant accounting policies (continued)

(ii)	Classification and subsequent measurement
Financial assets
On initial recognition, a financial asset is classified as measured at amortized cost or FVPL.
Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.
A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVPL:

-	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

-	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
All financial assets not classified as measured at amortized cost as described above are measured at FVPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost as at FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.
Financial assets – Business model assessment
The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

-
the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

-	how the performance of the portfolio is evaluated and reported to the Group’s management;

-	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

-	how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

-	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

36	Significant accounting policies (continued)

Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest
For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.
In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

-	contingent events that would change the amount or timing of cash flows;

-	terms that may adjust the contractual coupon rate, including variable-rate features;

-	prepayment and extension features; and

-	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).
A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable compensation for early termination of the contract. Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.
Financial assets – Subsequent measurement and gains and losses
Financial assets at FVPL
These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost
These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

36	Significant accounting policies (continued)

Financial liabilities – Classification, subsequent measurement and gains and losses
Financial liabilities are classified as measured at amortized cost or FVPL. A financial liability is classified as at FVPL if it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.
Liabilities for puttable financial instrument
–
Classification, subsequent measurement
and gains and losses
Liabilities for puttable financial instrument are an obligation arising from put options written to non-controlling shareholders of subsidiaries, which will be settled based on the fair value of the shares held by the non-controlling shareholders, results in a gross financial liability. The gross financial liability is initially recognized and measured at amortize cost with the corresponding debit to the “other reserve”.

In subsequent periods, the changes of fair value is recognized in ‘other reserve’.
Interest-bearing borrowings – Classification, subsequent measurement and gains and losses
Interest-bearing borrowings are measured initially at fair value less transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost using the effective interest method. Interest expense is expensed in the period in which it is incurred.

(iii)	Derecognition
Financial assets
The Group derecognizes a financial asset when:

-	the contractual rights to the cash flows from the financial asset expire; or

-	it transfers the rights to receive the contractual cash flows in a transaction in which either:

-	substantially all of the risks and rewards of ownership of the financial asset are transferred; or

-	the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.
The Group enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.
Financial liabilities
The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Group also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.
On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash
assets transferred or liabilities assumed) is recognized in profit or loss.

F-8
5

36	Significant accounting policies (continued)

(iv)	Derivative financial instruments
Derivative financial instruments are initially measured at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.
Convertible securities are classified as an equity instrument when the following conditions are met:

-
The securities include no contractual obligation (i) to deliver cash or another financial asset to another entity; or (ii) to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Group; and

-
If the securities will or may be settled in the Group’s own equity instruments, it is: (i) a non-derivative
that includes no contractual obligation for the Group to deliver a variable number of its own equity instruments; or (ii) a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

In such case, at initial recognition, the securities are measured at transaction price and are credited to other reserve in the consolidated statement of changes in equity. Transaction costs that relate to the issue of securities are recognized as a deduction in equity.
If the securities are redeemed, the consideration paid is recognized directly in equity, and no gain or loss will be recognized in profit or loss.
Convertible securities issued by the Group contain embedded derivatives that should be separately accounted for but cannot be measured separately. At initial recognition, the convertible securities are measured at fair value. At the end of each reporting period, the fair value is remeasured and the gain or loss on remeasurement to fair value is recognized immediately in profit or loss.
If the securities are converted, the shares issued are measured at fair value and any difference between the fair value of shares issued and the fair value of the convertible securities is recognized in profit or loss. If the securities are redeemed, any difference between the amount paid and the fair value of the convertible securities is recognized in profit or loss.
The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

F-8
6

36	Significant accounting policies (continued)

K	Share capital

(i)	Ordinary shares
Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

(ii)	Preference shares
The Group’s redeemable preference shares are classified as financial liabilities, because they bear non-discretionary
dividends and are redeemable in cash by the holders.
Non-discretionary
dividends thereon are recognized as interest expense in profit or loss as accrued.
Non-redeemable
preference shares are classified as equity, because they bear discretionary dividends, do not contain any obligations to deliver cash or other financial assets and do not require settlement in a variable number of the Group’s equity instruments. Discretionary dividends thereon are recognized as equity distributions on approval by the Company’s shareholders.

(iii)	Repurchase and reissue of ordinary shares (treasury shares)
When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

F-8
7

36	Significant accounting policies (continued)

L	Impairment

(i)	Non-derivative financial assets
Financial instruments
The Group recognizes loss allowances for ECLs on financial assets measured at amortized cost.
The Group measures loss allowances at an amount equal to lifetime ECLs, except for other financial instruments and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition, which are measured at
12-month
ECLs.
Loss allowances for trade receivables are always measured at an amount equal to lifetime ECLs.
When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment, that includes forward-looking information.
The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.
The Group considers a financial asset to be in default when:

-	the debtor is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or

-	the financial asset is more than 90 days past due.
Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.
12-month
ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).
The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.
Measurement of ECLs
ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).
ECLs are discounted at the effective interest rate of the financial asset.

F-8
8

36	Significant accounting policies (continued)

Credit-impaired financial assets
At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
Evidence that a financial asset is credit-impaired includes the following observable data:

-	significant financial difficulty of the debtor;

-	a breach of contract such as a default or being more than 90 days past due;

-	the restructuring of a loan or advance by the Group on terms that the Group would not consider otherwise;

-	it is probable that the debtor will enter bankruptcy or other financial reorganization; or

-	the disappearance of an active market for a security because of financial difficulties.
Presentation of allowance for ECL in the statement of financial position
Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets
Write-off
The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. For individual customers, the Group has a policy of writing off the gross carrying amount when the financial asset is 180 days past due based on historical experience of recoveries of similar assets. For corporate customers, the Group individually makes an assessment with respect to the timing and amount of write-off
based on whether there is a reasonable expectation of recovery. The Group expects no significant recovery from the amount written off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

(ii)	Non-financial assets
At each reporting date, the Group reviews the carrying amounts of its non-financial
assets (other than inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.
For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

F-8
9

36	Significant accounting policies (continued)

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax
discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.
An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.
Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.
An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

M	Leases
At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
As a lessee
At commencement or on modification of a contract that contains a lease component, the Group has elected not to separate non-lease
components and accounts for each lease component and any associated non-lease
components as a single lease component for all leases.
The Group recognizes a
right-of-use
asset and a lease liability at the lease commencement date. The right-of-use
asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The
right-of-use
asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use
asset reflects that the Group will exercise a purchase option. In that case the right-of-use
asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use
asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

F-
90

36	Significant accounting policies (continued)

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.
Lease payments included in the measurement of the lease liability comprise fixed payments, including in-substance
fixed payments.
The lease liability is measured at amortized cost using the effective interest method.
The Group presents
right-of-use
assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘lease liabilities’ in the statement of financial position.
Short-term leases and leases of
low-value
assets
The Group has elected not to recognize
right-of-use
assets and lease liabilities for leases of
low-value
assets and short-term leases, including IT equipment. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

N	Fair value measurement
‘Fair value’ is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Group has access at that date. The fair value of a liability reflects its non-performance
risk.
A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial
assets and liabilities (see note 4).
When one is available, the Group measures the fair value of an instrument using the quoted price in an active market for that instrument. A market is regarded as ‘active’ if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
If there is no quoted price in an active market, then the Group uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.
If an asset or a liability measured at fair value has a bid price and an ask price, then the Group measures assets and long positions at a bid price and liabilities and short positions at an ask price.

F-
9
1

36	Significant accounting policies (continued)

The best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price - i.e. the fair value of the consideration given or received. If the Group determines that the fair value on initial recognition differs from the transaction price and the fair value is evidenced neither by a quoted price in an active market for an identical asset or liability nor based on a valuation technique for which any unobservable inputs are judged to be insignificant in relation to the measurement, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value on initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an appropriate basis over the life of the instrument but no later than when the valuation is wholly supported by observable market data or the transaction is closed out.

O	Segment reporting
Operating segments, and the amounts of each segment item reported in the consolidated financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group’s various lines of business and geographical locations.
Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

F-
92

37	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2022
Up to the date of issue of these financial statements, the IASB has issued a number of new or amended standards, which are not yet effective for the year ended December 31, 2022 and which have not been adopted in these financial statements.

Effective for accounting periods beginning on or after
IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 8, Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12, Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
Amendments to IFRS 16, Lease Liabilities in a Sale and Leaseback	January 1, 2024
Amendments to IAS 1, Non-current Liabilities with Covenants	January 1, 2024
Amendments to IAS 1, Classification of Liabilities as Current or Non-current	January 1, 2024
The Group is in the process of making an assessment of what the impact of these developments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the consolidated financial statements.

F-93