Form 20-F
period 2023-12-31
Prenetics Global Ltd
filed 2024-05-01
CIK 1876431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
FORM 20-F
_________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from         to
Commission file number: 001-41401
_________________________
Prenetics Global Limited
(Exact name of Registrant as specified in its charter)
_________________________
N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
Unit 703-706, K11 Atelier King’s Road
728 King’s Road, Quarry Bay
Hong Kong
(Address of principal executive offices)
Stephen Lo, Chief Financial Officer
Unit 703-706, K11 Atelier King’s Road
728 King’s Road, Quarry Bay
Hong Kong
Phone: +852 2210-9588
(Name, Telephone, and Address of Company Contact Person)
_________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0015 per share Warrants	PRE PRENW	The Nasdaq Stock Market LLC The Nasdaq Stock Market LLC
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
_________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2023, there were 12,205,200 ordinary shares issued and outstanding, par value $0.0015 per share, being the sum of 10,624,228 Class A ordinary shares, 1,580,972 Class B ordinary shares, and 17,352,363 warrants.
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
"Business Combination Agreement" means the business combination agreement, dated September 15, 2021 (As amended by an Amendment to Business Combination Agreement dated as of March 30, 2022) by and among the Company, Artisan and other parties thereto;
“Cayman Islands Companies Act” means the Companies Act (As Revised) of the Cayman Islands;
“China” or “PRC,” in each case, means the People’s Republic of China, including Hong Kong and Macau and excluding, solely for the purpose of this annual report, Taiwan. The term “Chinese” has a correlative meaning for the purpose of this annual report;
“Class A Ordinary Share” means a Class A ordinary share, par value $0.0015 per share, of the Company;
“Class B Ordinary Share” means a convertible Class B ordinary share, par value $0.0015 per share, of the Company;
“Closing” means the closing of the Acquisition Merger;
“Closing Date” means May 18, 2022;
“Continental” means Continental Stock Transfer & Trust Company;
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

"Reverse Stock Split" means the 1-for-15 reverse stock split effected by the Company on November 14, 2023. In this annual report, where we state historical share and per-share numbers, we have, where appropriate, reflected a retroactive adjustment due to the Reverse Stock Split in parentheses;
“SEC” means the U.S. Securities and Exchange Commission;
“securities” refer to our Class A Ordinary Shares and Warrants;
“shares” or “ordinary shares” refer to our Class A Ordinary Shares and Class B Ordinary Shares;
“U.S. Dollars,” “US$,” “USD” and “$” means United States dollars, the legal currency of the United States;
“Warrants” means warrants of the Company, each entitling its holder to purchase 1.29 Class A Ordinary Share at an exercise price of $133.65 per 1.29 shares (or an effective price of $103.60 per share), subject to adjustment pursuant to the terms of the Assignment, Assumption and Amendment Agreement and the warrant agreement, dated May 13, 2021, by and between Artisan and Continental.
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

FORWARD-LOOKING STATEMENTS
This annual report on Form 20-F includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believe,” “estimate,” “anticipate,” “expect,” “seek,” “project,” “intend,” “plan,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, the markets in which we operate, as well as the possible or assumed future results of operations of our Company. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting us. Factors that may impact such forward-looking statements include:
•The regulatory environment and changes in laws, regulations or policies in the jurisdictions in which we operate;
•Our ability to successfully compete in highly competitive industries and markets;
•Our ability to continue to adjust our offerings to meet market demand, attract customers to choose our products and services and grow our ecosystem;
•Political instability in the jurisdictions in which we operate;
•The overall economic environment and general market and economic conditions in the jurisdictions in which we operate;
•Our ability to execute our strategies, manage growth and maintain our corporate culture as we grow;
•Our anticipated investments in new products, services, collaboration arrangements, technologies and strategic acquisitions, and the effect of these investments on our results of operations;
•Our ability to develop and protect intellectual property;
•Changes in the need for capital and the availability of financing and capital to fund these needs;
•Anticipated technology trends and developments and our ability to address those trends and developments with our products and services;
•The safety, affordability, convenience and breadth of our products and services;
•Man-made or natural disasters, health epidemics, and other outbreaks including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that may directly or indirectly affect our business or assets;
•The loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;
•Exchange rate fluctuations;
•Changes in interest rates or rates of inflation;
•Legal, regulatory and other proceedings;
•Our ability to maintain the listing of our securities on NASDAQ;
•The results of any future financing efforts; and
•Our ability to integrate our business successfully with ACT Genomics and realize the anticipated synergies and related benefits, or to do so within the anticipated timeframe.
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

PART I.
ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.KEY INFORMATION
Our Holding Company Structure

We are a Cayman Islands holding company with business operations primarily conducted by our subsidiaries, in particular, Prenetics, ACT Genomics, and their respective subsidiaries. Investors purchasing our securities are purchasing equity interests in the Cayman Islands holding company. We are not an operating company in China and do not have any operations in mainland China, but have subsidiaries conducting operations in Hong Kong, in particular, Prenetics HK, ACT Genomics (Hong Kong) Limited, Sanomics Limited, and their respective subsidiaries.

Throughout this annual report, unless the context indicates otherwise, references to “we,”, “us,”, “our,” “the Company” and “our company” refer to Prenetics Global Limited and its subsidiaries and consolidated affiliated entities. References to “Prenetics” refer to Prenetics Holding Company Limited, formerly known as Prenetics Group Limited, a Cayman Islands holding company. References to “Prenetics HK” refer to Prenetics Limited, a wholly owned subsidiary of Prenetics. References to “Prenetics Group” refer to Prenetics Holding Company Limited, together as a group with its subsidiaries, including its operating subsidiaries. As a result of the Business Combination, Prenetics has become a wholly owned subsidiary of ours.

Cash Flows and Transfers through Our Organization

Hong Kong does not have any restrictions on the flow of capital within, into and out of Hong Kong. From 2020 to 2023, cash was transferred from Prenetics HK to its subsidiaries in the form of capital contributions and through intercompany advances. If needed, cash may be transferred between Prenetics HK and its subsidiaries in the United Kingdom, India, Singapore and South Africa through intercompany fund advances and capital contributions, and there are currently no restrictions on transferring funds between Prenetics HK and its subsidiaries in the United Kingdom, India, Singapore and South Africa. Under our cash management policy, the amount of intercompany transfer of funds is determined based on the working capital needs of the subsidiaries and intercompany transactions and is subject to internal approval process and funding arrangements. Our management reviews and monitors our cash flow forecast and working capital needs of the subsidiaries on a regular basis. In addition, we have not faced difficulties or limitations on our ability to transfer cash between subsidiaries in the United Kingdom, India, Singapore and South Africa. Cash generated from Prenetics HK is used to fund operations of its subsidiaries, and no funds were transferred from our subsidiaries in the United Kingdom to fund operations of Prenetics HK for the years ended on December 31, 2021, 2022 and 2023. No transfer of cash, dividends or distributions has been made between us or our subsidiaries, on one hand, and the VIE Entity, on the other, from 2020 to the date when the agreements governing the VIE Entity were terminated in 2021 and up to date of this annual report. For the year ended on December 31, 2023 and up to the date of this annual report, cash amounting to US$188.3 million has been transferred from our Cayman Islands holding company to Prenetics HK for treasury management.

We and our subsidiaries have not declared or paid dividends or made any distribution of earnings as of the date of this annual report. We do not intend to declare dividends or distribute earnings (if any) in the near future. Any determination to pay dividends or distribute earnings (if any) in the future will be at the discretion of our board of directors. A U.S. Holder (as defined below) should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will generally not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

There are no significant restrictions on buying or selling foreign exchange or our ability to transfer cash between entities within our group, across borders, or to U.S. investors. There are no significant restrictions and limitations on our ability to distribute earnings (if any) from our businesses, including our subsidiaries, to the parent company and U.S. investors or our ability to settle amounts owed. However, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to buy or sell foreign exchange or transfer or distribute cash within our organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of Hong Kong and adversely affect our business.

For the purposes of this annual report, a “U.S. Holder” means a beneficial owner of our securities that is for U.S. federal income tax purposes:
•An individual citizen or resident of the United States;
•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect under applicable U.S. Treasury regulations a valid election to be treated as a U.S. person

Permissions Required from the PRC Authorities for Our Operations

We believe that we and our subsidiaries, to the extent applicable, have obtained and have not been denied the requisite permissions or approvals that are material for our operations as of the date of this annual report. We conduct our operations primarily through our subsidiaries in Hong Kong and other jurisdictions. For the years ended December 31, 2021, December 31, 2022, and December 31, 2023 we generated all of our revenue from our businesses outside of mainland China. Moreover, we do not sell any testing products in mainland China or solicit any customer or collect, host or manage any customer’s personal data in mainland China. Nor do we have access to any personal data of any customer in mainland China that is collected, hosted or managed by our historical minority interest in a genomics business in mainland China. As such, we believe that, based on the advice of our PRC legal counsel, DaHui Lawyers, we are currently not required to obtain any permission or approval from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency to operate our business or to list our securities on a U.S. securities exchange or issue securities to U.S. or other foreign investors. If (i) we do not receive or maintain any permission or approval required of us, (ii) we incorrectly concluded that certain permissions or approvals have been acquired or are not required, when they are required and have not been acquired or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement for additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC or other applicable regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business or accept U.S. or other foreign investments, or continue to remain listed on a U.S. or other international securities exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected.

Risks Relating to Doing Business in Hong Kong

We face various legal and operational risks and uncertainties relating to our operations in Hong Kong. As we presently do not have any business operations in mainland China, either directly or through Variable Interest Entity (VIE) arrangements, we consider that the current laws and regulations of the PRC applicable in mainland China have no material impact on our business, financial condition or results of operations. However, since Hong Kong and Macau are special administrative regions of China, the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau. Recent PRC governmental statements and regulatory developments, such as those relating to VIEs, data and cyberspace security, and anti-monopoly concerns, could potentially be applicable to us and our subsidiaries, such as Prenetics or Prenetics HK, given our operations in Hong Kong. This is compounded by the considerable oversight authority the Chinese government holds over business conduct in Hong Kong. Should the PRC government seek to affect operations of any company with any level of operations in Hong Kong, or should certain PRC laws and regulations or these statements or regulatory actions become applicable to us in the future, it would likely have a material adverse impact on our business, financial condition and results of operations, ability to accept foreign investments and our ability to offer or continue to offer securities to investors in the U.S. or to list on a U.S. or other international securities exchange, any of which may cause the value of our securities to significantly decline or become worthless. For example, if the recent PRC regulatory actions on data and cyberspace security were to apply to us, including our operations in Hong Kong or Macau, we could become subject to certain cybersecurity and data privacy obligations, including the potential requirement to conduct a cybersecurity review for our listing or continued listing on a U.S. or a foreign stock exchange, and the failure to meet such obligations could result in penalties and other regulatory actions against us and may materially and adversely affect our business and results of operations. Regulatory actions related to data security or anti-monopoly concerns in Hong Kong or

Macau may also impact our ability to conduct our business, accept foreign investments, or continue to be listed or list on a U.S. or foreign stock exchange.

Enforceability of Civil Liabilities

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations outside of the United States, and a majority of our directors and executive officers reside, outside of the United States.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and we conduct a majority of our operations through our subsidiaries outside of the United States. Substantially all of our assets are located outside the United States. It may be difficult for investors to effect service of process within the United States upon us and/or our directors or officers who reside in Hong Kong or outside the United States, to bring original actions in Hong Kong or outside the United States based on the securities laws of the United States against us and/or our directors or officers who reside in Hong Kong or outside the United States, or to enforce judgments obtained in the United States courts against our directors or officers in Hong Kong or outside the United States.

In addition, our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States and some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

As a result of all of the above, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited. See “Part I. Item 3.D. Risk Factors – You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations, and a majority of our directors and executive officers reside, outside of the United States"
B. Capitalization and Indebtedness
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
Risks Relating to Our Business and Industry
•We are a relatively early-stage company and have a limited operating history, and our near-term business strategy and in-house R&D efforts are centered around new and rapidly developing markets including diagnostics and precision oncology, which may make it difficult to evaluate our current business and predict our future performance.
•A significant portion of our historical revenue was generated from our COVID-19 testing services, which we have exited given that demand for such services has been substantially reduced with changes in government policy with respect to stay-at-home and compulsory testing orders, and our failure to derive significant revenue from other products and services and expand our overall customer base would harm our business and results of operation.
•Our near-term success is highly dependent on the continued commercialization of CircleDNA, ACTOnco, ACTHRD, and other products in our target geographies. If our existing or new services or product offerings are unable to attain market acceptance or be successfully commercialized in all or any of these jurisdictions, our business and future prospects could be materially and adversely affected.
•The consumer genetic testing market is highly competitive, and many of our competitors are more established and have stronger marketing capabilities and greater financial resources, which presents a continuous threat to the success of our consumer genetic testing business.
•The diagnostics and precision oncology market is highly competitive, and many of our competitors are more established and have stronger marketing capabilities and greater financial resources, which presents a continuous threat to the success of our diagnostics and precision oncology business.
•We have pipeline products that are currently in the R&D phase, and may not be successful in our efforts to develop any of these or other products into marketable products. Any failure to develop these or other products or any delay in the development could adversely affect our business and future prospects.
•If we are not successful in leveraging our platform to discover, develop and commercialize additional products, our ability to expand our business and achieve our strategic objectives would be impaired.
•If our products and services do not deliver reliable results as expected, our reputation, business and operating results will be adversely affected.
•We may enter new business areas and expand our operations in areas such as clinical genetic testing, and precision oncology, where we have limited experience. We would likely face competition from entities more familiar with those businesses, and our efforts may not succeed.
Risks Relating to Doing Business in Hong Kong
•The mainland Chinese government has significant oversight, discretion and control over the manner in which companies incorporated under the laws of mainland China must conduct their business activities, but as we operate in Hong Kong and not mainland China, the mainland Chinese government currently does not exert direct oversight and discretion over the manner in which we conduct our business activities. However, since Hong Kong is a special administrative region of China, there is no guarantee that the mainland Chinese government will not seek to intervene or influence our operations at any time, thus legal and operational risks associated with operating in China also apply to operations in Hong Kong. If we were to become subject to such oversight, discretion and control, including over overseas offerings of securities and/or foreign investments, it may result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless, which would materially affect the interests of the investors.
•Our business, financial condition and results of operations, and/or the value of our securities or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of mainland China become applicable to us. In that case, we may be subject to the risks and uncertainties associated with the evolving laws and regulations in mainland China, their interpretation and implementation, and the legal and regulatory system in mainland China more generally, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice.
Risks Relating to Acquisitions
•We have engaged in and may continue to engage in acquisitions, investments, strategic alliances, joint ventures, or divestitures in the future, which could require significant management attention and resources, may not achieve their intended results and could adversely affect our business, financial condition and results of operations.
•We face additional risks as a result of the ACT Acquisition and may be unable to integrate our businesses successfully and realize the anticipated synergies and related benefits of the ACT Acquisition or do so within the anticipated timeframe.
•Our acquisition may not be accretive, and may be dilutive, to our earnings per share, which may negatively affect the market price of our ordinary shares.
Risks Relating to Government Regulation
•Our business collects and processes a large amount of data including personal information, and we will face legal, reputational, and financial risks if we fail to protect our customers’ data from security breaches or cyberattacks. We are also subject to various laws and regulations relating to privacy or the protection or transfer of data relating to individuals, and any change in such laws and regulations or any failure by us to comply with such laws and regulations could adversely affect our business.
•Our products and services are and will continue to be subject to extensive regulation, compliance of which could be costly and time-consuming or may cause unanticipated delays or prevent the receipt of the required approvals to offer our products and services.
•Our testing products are subject to various regulatory guidelines, and any identified deficiencies or quality issues in the components of the test kits and testing devices could result in product recalls and could harm our reputation, business and financial results.
Risks Relating to Our Securities
•The trading prices of our Class A Ordinary Shares and Warrants may be volatile and a market for our Class A Ordinary Shares and Warrants may not develop, which would adversely affect the liquidity and price of our Class A Ordinary Shares.
•If securities or industry analysts do not publish research, publish inaccurate or unfavorable research or cease publishing research about us, our share price and trading volume could decline significantly.
•Sales of a substantial number of our securities in the public market could cause the price of our Class A Ordinary Shares and Warrants to fall.
•You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations, and a majority of our directors and executive officers reside, outside of the United States.
•Our securities may be prohibited from being traded in the United States under the Holding Foreign Companies Accountable Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreased the number of “non-inspection years” from three years to two years, and thus, reduced the time before our securities may be prohibited from trading or delisted. The delisting of our securities, or the threat of them being delisted, may materially and adversely affect the value of your investment.
•The PCAOB had historically been unable to inspect our auditor in relation to their audit work.
Risks Relating to Our Business and Industry
We are a relatively early-stage company and have a limited operating history, and our near-term business strategy and in-house R&D efforts are centered around new and rapidly developing markets including diagnostics and precision oncology, which may make it difficult to evaluate our current business and predict our future performance.
We are a relatively early-stage company that began in 2014 with a limited operating history upon which you can evaluate our business and prospects. Our limited operating history may make it difficult to evaluate our current business and predict our future performance, prospects or viability. Any assessment of our prospects is subject to significant uncertainty and must be considered in light of the risks and difficulties frequently encountered by companies in their early stage of development, particularly those in new and rapidly evolving markets like us. These risks include, among others, an evolving and unpredictable business model and the management of growth. To address these risks, we must, among other things: (i) increase our customer base; (ii) continue to implement and successfully execute our business and marketing strategy; (iii) identify, acquire and successfully integrate assets or technologies in areas that are complementary to our business strategy; (iv) integrate our business with ACT Genomics’ business successfully and realize the anticipated synergies and related benefits within the anticipated timeframe; (v) successfully enter into other strategic collaborations or relationships; (vi) obtain access to capital on acceptable terms and effectively utilize that capital; (vii) identify, attract, hire, retain, motivate and successfully integrate additional employees; (viii) continue to expand, automate and upgrade our laboratory, technology and data systems; (ix) provide rapid test turnaround times with accurate and clear results at low prices; (x) provide superior customer service; and (xi) respond to competitive developments.
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
A significant portion of our historical revenue was generated from our COVID-19 testing services, which we have exited given that demand for such services has been substantially reduced with changes in government policy with respect to stay-at-home and compulsory testing orders, and our failure to derive significant revenue from other products and services and expand our overall customer base would harm our business and results of operation.
We generated a total revenue of approximately $275.8 million and $35.2 million for the years ended December 31, 2022 and 2023, respectively, out of which $262.6 million and $13.5 million were generated from our discontinued Diagnostics segment, which primarily comprises of our COVID-19 testing services named Project Screen. However, we no longer provide COVID-19 testing services as demand for such services has been substantially reduced with the production and widely administered use of efficacious vaccines and other therapeutic treatment for COVID-19, as well as changes in mandatory testing requirements. Therefore, our ability to execute our growth strategies and achieve and maintain profitability will depend on our ability to derive significant revenue from other products and services and expand our overall customer base. If we are unable to launch new products successfully and expand our overall customer base, our business and results of operations will be materially and adversely affected.
Our near-term success is highly dependent on the continued commercialization of CircleDNA, ACTOnco, ACTHRD, and other products in our target geographies. If our existing or new products are unable to attain market acceptance or be successfully commercialized in all or any of these jurisdictions, our business and future prospects could be materially and adversely affected.
Our near-term success is dependent on the continued commercialization of CircleDNA, our in-house developed consumer genetic testing product, ACTOnco, a comprehensive cancer panel used to guide treatment selection for all major solid tumors, ACTHRD, a test for the homologous recombination deficiency status of cancer patients.
The commercial success of CircleDNA, ACTOnco, ACTHRD, and our other products in our target geographies will depend on many factors, some of which are outside of our control, including the following: (i) the timely receipt of regulatory approvals and marketing authorizations from the regulatory authorities in jurisdictions to which we plan to expand our business operations; (ii) acceptance by healthcare systems and providers, governments and regulatory authorities, key opinion leaders, consumers and the overall medical community of the convenience, accuracy, sufficiency and other benefits offered by our products; (iii) perceptions by the public and members of the medical community as to the perceived advantages, relative cost, relative convenience and relative accuracy of our test kits compared to those of our competitors; (iv) the effectiveness of our marketing and sales efforts, including our ability to have a sufficient number of talented sales representatives to sell our testing services; (v) our ability to secure strategic and commercial partnerships; and (vi) our ability to achieve and maintain compliance with all regulatory requirements applicable to our products in various jurisdictions, including manufacture, labeling, advertising, promotion and post-market surveillance requirements.
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
We operate a consumer genetic testing business primarily through our CircleDNA product line. Consumer genetic testing is a rapidly growing market, and the number of companies with products and technologies similar to CircleDNA continues to increase.
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
The diagnostics and precision oncology market is highly competitive, and many of our competitors are more established and have stronger marketing capabilities and greater financial resources, which presents a continuous threat to the success of our diagnostics and precision oncology business.
We have ventured into the precision oncology diagnostics market through our acquisition of ACT Genomics and joint venture Insighta. The precision oncology diagnostics market is highly competitive and we face and expect ongoing substantial competition from different sources, including from diagnostics test manufacturers and producers.
We believe our ability to compete depends upon a number of factors both within and beyond our control, including, among others, the following: (i) the ability to continue developing cancer screening tools, especially a broader product portfolio; (ii) support from evidence of clinical performance; (iii) ability to obtain and maintain required regulatory approvals; (iv) level of patent protection; (v) ability to achieve economies of scale by lowering production cost; (vi) cost-effectiveness of marketing efforts to market our products across Asia and beyond; (vii) commercialization of infrastructure and distribution networks for the promotion and sale of our products; (viii) brand recognition globally; (ix) academic, talent and funding base that supports the iteration of products and large-scale clinical research; and (x) the ability to carry out mergers and acquisitions in the precision oncology market, thereby bringing in cutting-edge technologies, resources and opportunities.

We also face competition from companies that have or are developing cancer diagnostic tests, including screening and early detection tests, treatment selection and optimization, and recurrence monitoring tests, and other sources such as academic institutions, public and private research institutions and governmental agencies. Competitors with cancer diagnostic tests include Myraid Genetics, Inc., Grail, LLC, Qiagen N.V., Illumina, Inc, Foundation Medicine, Inc., Guardant Health, Inc. and Personalis, Inc. Many of our current and potential competitors are significantly larger, and have substantially greater financial, scientific, manufacturing and other resources, which may allow these competitors to respond more quickly to emerging technologies, obtain regulatory approvals for their products faster, and develop and commercialize competitive products with greater functionality or at lower cost than us, resulting in these competitors establishing a stronger market position than we are able to. If we are unable to compete effectively, our commercial opportunity may be lost or significantly reduced and we may fail to meet our strategic objectives, and our business, financial condition and operating results could be harmed.
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
We have incurred substantial losses since our inception. For the years ended December 31, 2021, 2022 and 2023, our net losses were $174.0 million, $190.5 million and $64.8 million, respectively. We have financed our operations principally from the issuances of ordinary shares, preferred shares and convertible securities to third-party investors, and have received over $220 million in funding to date. We may continue to incur losses both in the near term and longer term as we continue to devote a significant portion of our resources to, among other things, expand into consumer health, develop international market, scale up our business and operations, including continuing to build out our corporate infrastructure, increasing our manufacturing capabilities, engaging in continued research and development of key testing technologies as we work to expand our portfolio of available test services, and other related business activities, and as we incur additional costs associated with operating as a public company.
We only started to realize revenue for our Diagnostics segment from our COVID-19 testing services since April 2020. Since then, we have incurred significant expenses in connection with scaling up our operations, including costs associated with scaling up operations, sales and marketing expenses, and costs associated with the hiring of new employees, the continued growth of our business and development of our corporate infrastructure. While our revenue has increased over time, given the numerous risks and uncertainties associated with our research, development, manufacturing and commercialization efforts, we expect to continue to incur significant losses as we develop and invest in our business, and we are unable to predict when we will become profitable on a sustained basis or at all. our ability to achieve or sustain profitability is based on numerous factors, many of which are beyond our control, including, among other factors, market acceptance of our products, future product development, our market penetration and margins and our ability to commercialize the pipeline products. Losses have historically had an adverse effect on our working capital, total assets and shareholders’ equity, and expected future losses may continue to have an adverse effect on our working capital, shareholders’ equity, and the price of the Class A Ordinary Shares and the Warrants. Our failure to achieve and sustain profitability in the future would negatively affect our business, financial condition, results of operations and cash flows, and could cause the market price of the Class A Ordinary Shares and the Warrants to decline.
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
Our marketing efforts currently include various initiatives and consist primarily of digital marketing on a variety of social media channels, such as YouTube, Instagram, LinkedIn, Facebook, search engine optimization on websites, such as

Google and Facebook Ads, various branding strategies, and email. During the fiscal year ended December 31, 2023, we spent $8.2 million on sales and distribution, including marketing expenses, representing 37.9% of our revenue from continuing operations.
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
We have experienced growth in our business operations and corporate infrastructure since our inception. From our inception through the date of this annual report, the number of our employees increased from 11 to approximately 320. Our future growth could strain our organizational, administrative and operational infrastructure, including laboratory operations, quality control, operational performance, finance, customer service, marketing sales, and management.
We may need to increase our headcount and to hire, train and manage additional specialized personnel to facilitate our growth, including qualified scientists, laboratory personnel, customer service specialists, and sales and marketing force, and we may have difficulties locating, recruiting, training and retaining such specialized personnel. Rapid expansion in personnel could mean that less experienced people develop, market and sell our products, which could result in inefficiencies, reduced quality, unanticipated costs and disruptions to our operations. From time to time, we may need to optimize our costs and to restructure our operations in accordance with changes to our business strategy and market demands. Since December 2022, we have proactively restructured our operations with a focus on streamlining resources and reducing cost, including executing a global workforce reduction of over 60%, resulting in annual headcount reduction costs of more than US$60 million. If we are unsuccessful in hiring, training, managing and integrating employees and they perform poorly as a result, our business may be harmed.
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
We rely on a limited number of suppliers for CircleDNA, ACTOnco, ACTHRD, and our other products and may not be able to find replacements or immediately transition to alternative suppliers, which could adversely affect our ability to meet customer demand.
We rely on a limited number of suppliers for materials, and genome sequencing service. We do not have long-term agreements with most of our suppliers, and our suppliers could cease supplying these materials and services at any time, or fail to provide us with sufficient quantities of materials or materials that meet our specifications or services that are satisfactory to us. Obtaining substitute components could be difficult, time-consuming and costly and it could require us to redesign or revalidate our test kit. Our laboratory operations could be interrupted if we encounter delays or difficulties in securing these reagents, sequencers or other equipment or materials, and if we cannot timely obtain an acceptable substitute. Such interruption could significantly affect our ability to conduct our tests and could adversely affect our ability to meet customer demand.
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
Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to: (i) the level of demand for our products; (ii) the timing and cost of, and level of investment in, research, development, manufacturing, regulatory approval and commercialization activities relating to our testing products, which may change from time to time; (iii) sales and marketing efforts and expenses; (iv) the rate at which we grow our sales force and the speed at which newly hired salespeople become effective; (v) changes in the productivity of our sales force; (vi) positive or negative coverage in the media or clinical publications of our testing products or competitive products; (vii) the cost of manufacturing our testing products, which may vary depending on the quantity of production and the terms of our arrangements with our suppliers; (viii) our introduction of new or enhanced products or technologies or others in the diagnostic and genetic testing industry; (ix) pricing pressures; (x) expenditures that we may incur to acquire, develop or commercialize testing products for additional indications, if any; (xi) the degree of competition in our industry and any change in the competitive landscape of our industry; (xii) changes in governmental regulations or in the status of our regulatory approvals or requirements; (xiii) future accounting pronouncements or changes in our accounting policies; and general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.
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

Our business significantly depends upon the strength of our brands, including Prenetics, CircleDNA, and ACT Genomics, and any harm to our brands or reputation may materially and adversely affect our business and results of operations.
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
Our estimates of the total addressable markets for our products and services, including CircleDNA, and ACTOnco, are based on a number of internal and third-party estimates, including those prepared by Frost & Sullivan. Market opportunity estimates and growth forecasts included in this annual report have been derived from a variety of sources, including market research and our own internal estimates, and the conditions supporting our assumptions or estimates may change at any time, thereby of these underlying factors and indicators. Further, the continued development of, and approval or authorizations for, vaccines and therapeutic treatments may affect these market opportunity estimates.
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
We may enter new business areas and expand our operations in areas, such as in consumer healthcare, clinical genetic testing, and precision oncology, where we have limited experience. We would likely face competition from entities more familiar with those businesses, and our efforts may not succeed.
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
We are subject to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, which require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with this annual report for the fiscal year ending December 31, 2023. In addition, once we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and if we are not a non-accelerated filer by then, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. We may be unable to timely complete the evaluation testing and any required remediation.
Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2023. However, there is no assurance that we will not have any material weakness or deficiencies in the future. Even effective internal control can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. Any failure to remediate the deficiencies, or the development of new deficiencies or material weaknesses in our internal control over financial reporting, could result in material misstatements in our financial statements, which in turn could have a material adverse effect on our financial condition.
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
The implementation of a new enterprise resource planning (ERP) system could adversely affect our business and results of operations.

We started to implement a new ERP system in 2022 and have continued to implement the system as of the date of this annual report. The implementation is designed to improve the efficiency of our financial transaction processes, accurately maintain our books and records and provide information to our management team important to the operation of the business. While we follow a disciplined approach in implementing and evaluating the system, there can be no assurances that we will be able to successfully implement the ERP system without experiencing delays, increased costs and other difficulties, including potential design defects, miscalculations, testing requirements, retention of system logs, and the diversion of management’s attention from day-to-day business operations. If the ERP system rollout is not implemented as planned, the conversion from our old system to the ERP system may cause inefficiencies, and may require additional mitigating controls. If the ERP system does not operate as intended, the effectiveness of our internal controls over financial reporting could be adversely affected and our ability to assess those controls adequately could be delayed. If there are significant delays in documenting, reviewing and testing our internal controls over financial reporting, we may fail to prevent or detect material misstatements in our financial statements, in which case investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A ordinary shares may decline. If we are unable to successfully complete the implementation of the ERP system, it could have a material adverse effect on our business, financial condition or results of operations.
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

Risks Relating to Doing Business in Hong Kong
The mainland Chinese government has significant oversight, discretion and control over the manner in which companies incorporated under the laws of mainland China must conduct their business activities, but as we operate in Hong Kong and not mainland China, the mainland Chinese government currently does not exert direct oversight and discretion over the manner in which we conduct our business activities. However, since Hong Kong is a special administrative region of China, there is no guarantee that the mainland Chinese government will not seek to intervene or influence our operations at any time, thus legal and operational risks associated with operating in China also apply to operations in Hong Kong. If we were to become subject to such oversight, discretion and control, including over overseas offerings of securities and/or foreign investments, it may result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless, which would materially affect the interests of the investors.

We currently do not have any business operations in mainland China or generate revenues from any businesses in mainland China. We believe that the laws and regulations of mainland China do not currently have any material impact on our business operations, and the mainland Chinese government does not currently exert direct influence or intervention over the manner in which we conduct our business. However, we believe there is significant market opportunity in mainland China for early detection for cancer. If we do decide to expand our operations into mainland China in the future, we could be subject to the significant oversight of the mainland Chinese government. In addition, because of our substantial operations in Hong Kong and given the mainland Chinese government’s significant oversight authority over the conduct of business in Hong Kong generally, there is no guarantee that we will not be subject to such direct influence or intervention in the future due to changes in laws or other unforeseeable reasons, thus legal and operational risks associated with operating in China also apply to operations in Hong Kong. There is always a risk that the mainland Chinese government may, in the future, seek to affect operations of any company with any level of operations in mainland China or Hong Kong, including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. There also can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of Hong Kong and adversely affect our business.

The PRC legal system is evolving rapidly and the PRC laws, regulations, and rules may change quickly with little or no advance notice. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, the interpretation of these laws, rules and regulations may contain inconsistencies, the enforcement of which involves uncertainties.

If we were to become subject to the direct intervention or influence of the mainland Chinese government at any time due to changes in laws or other unforeseeable reasons, it may require a material change in our operations and/ or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In addition, the market prices and value of our securities could be adversely affected as a result of anticipated negative impacts of any such government actions, as well as negative investor sentiment towards Hong Kong-based companies subject to direct mainland Chinese government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the mainland Chinese government will not intervene in or influence our current or future operations at any time.

The PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted in the U.S. or in other international jurisdictions and/or foreign investment in China-based issuers. Based on the advice of our PRC legal counsel, DaHui Lawyers, we believe that we are currently not required to obtain any permission or approval from the CSRC, CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors.

With respect to the issuance of securities to foreign investors, the Regulations on Mergers and Acquisitions of Domestics Enterprises by Foreign Investors (“M&A Rules”) include, among other things, provisions that purport to require any offshore special purpose vehicle that is controlled by PRC companies or individuals and formed for the purpose of seeking a public listing on an overseas stock exchange through acquisition of PRC domestic companies to obtain the approval of the CSRC prior to the listing and trading of its securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by any such special purpose vehicle seeking CSRC’s approval of overseas listings. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules and the CSRC approval requirement to offshore special purpose vehicles.

The revised Measures for Cybersecurity Review, or Review Measures, came into effect on February 15, 2022. The Review Measures stipulate that cybersecurity review is mandatory where a network platform operator that has personal information of more than one million users seeks to list overseas. As advised by our PRC legal counsel, DaHui Lawyers, the offering of our securities is not subject to the foregoing cybersecurity review. That said, the Review Measures provide CAC and relevant authorities certain discretion to initiate cybersecurity review where any network product or service or any data handling activity is considered to affect or may affect national security, which may lead to uncertainties in relation to the impact of the Review Measures impact on our operations or the offering of our securities. As of the date of this annual report, there are no commensurate laws or regulations in Hong Kong which result in similar significant oversight over data security for companies seeking to offer securities on a foreign exchange. However, we cannot guarantee that, if, in the future, such laws or regulations were issued in Hong Kong, we would be compliant with such laws or regulations in a timely manner or at all. In addition, we may have to spend significant time and costs to become compliant. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the relevant regulatory authorities, and our ability to conduct our business, or offer securities on a U.S. or other international securities exchange may be restricted. As a result of the foregoing, our business, reputation, financial condition, and results of operations may be materially and adversely affected.

Further, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued Opinions on Strictly Cracking Down on Illegal Securities Activities in accordance with the Law (“Opinions”). These Opinions have laid the groundwork for strengthening the Chinese government’s monitoring of illegal securities activities in China and the supervision of overseas listings by China-based companies. The Opinions generally provide that existing laws and regulations regarding data security, cross-border data transmission, and the protection of classified information should be further supplemented, and that the PRC government will seek to deepen its cross- border audit supervision cooperation with the regulatory bodies in other countries in law-based and reciprocal manner. On February 17, 2023, CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines (collectively, “New Overseas Listing Rules”), which have come into effect on March 31, 2023. New Overseas Listing Rules stipulate filing requirements for foreign direct or indirect issuance and listing of securities by domestic companies. As advised by our PRC legal counsel, DaHui Lawyers, the offering of our securities is not subject to the New Overseas Listing Rules or filing requirements.

Based on their understanding of the current PRC laws and regulations, our PRC legal counsel, DaHui Lawyers, has advised that we are not required to obtain any prior permission under the M&A Rules or the Opinions from any PRC governmental authorities (including the CSRC) for consummating this offering, given that: (a) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to the M&A Rules; and (b) we are not controlled by PRC companies or individuals nor formed for the purpose of seeking a public listing on an overseas stock exchange through acquisition of PRC domestic companies. In addition, our PRC legal counsel, DaHui Lawyers, has advised that the offering of our securities is neither subject to the mandatory cybersecurity review under the Review Measures nor the filing requirements under New Overseas Listing Rules.

However, there is no guarantee that this will continue to be the case in relation to the continued listing of our securities on a securities exchange outside of China, or even if such permission is required and obtained, it will not be subsequently denied or rescinded. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted in the U.S. or in other international jurisdictions (including those by issuers whose primary operations are in Hong Kong) and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Our business, financial condition and results of operations, and/or the value of our securities or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of mainland China become applicable to us. In that case, we may be subject to the risks and uncertainties associated with the evolving laws and regulations in mainland China, their interpretation and implementation, and the legal and regulatory system in mainland China more generally, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice.

We conduct our operations primarily through our subsidiaries in Hong Kong and other jurisdictions. For the years ended December 31, 2021, December 31, 2022, and December 31, 2023, we generated all of our revenue from our businesses outside of mainland China. Moreover, we do not sell any testing products in mainland China or solicit any customer or collect, host or manage any customer’s personal data in mainland China. Nor do we have access to any personal data of any customer in mainland China that is collected, hosted or managed by our historical minority interest in a genomics business in mainland China. Accordingly, we believe that the laws and regulations of mainland China, including the developments in cybersecurity laws and regulations of mainland China, do not currently have any material impact on our business, financial condition and results of operations or the listing of our securities, notwithstanding the fact that we have substantial operations in Hong Kong.

Pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. While the National People’s Congress of the PRC has the power to amend the Basic Law, the Basic Law also expressly provides that no amendment to the Basic Law shall contravene the established basic policies of the PRC regarding Hong Kong. As a result, national laws of the PRC not listed in Annex III of the Basic Law, including the enacted version of PRC Data Security Law, the revised Measures for Cybersecurity Review (“Review Measures”) issued by the CAC, and the PRC Personal Information Protection Law, do not apply in Hong Kong.

If certain PRC laws and regulations were to become applicable in Hong Kong in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of our securities to significantly decline or become worthless. In addition, the laws and regulations in the PRC are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. To the extent any PRC laws and regulations become applicable to our business, we may be subject to the risks and uncertainties associated with the legal system in the PRC including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice.
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
Risks Relating to Acquisitions
We have engaged in and may continue to engage in acquisitions, investments, strategic alliances, or divestitures in the future, which could require significant management attention and resources, may not achieve their intended results and could adversely affect our business, financial condition and results of operations.
We have engaged in, and intend to continue to engage in, acquisitions of businesses and assets, investment opportunities, strategic alliances and joint ventures, in order to leverage our platform and industry experience to expand our offerings and distribution. We acquired 74.39% of the equity interest in ACT Genomics Holdings Company Limited, or ACT Genomics, an Asia-based genomics company specializing in precision oncology with operations in Hong Kong, Taiwan, Japan, Singapore, Thailand and the U.K. in December 2022 pursuant to the ACT Sale and Purchase Agreements. In July 2023, we established a US$200 million joint venture, Insighta, to develop and commercialize Professor Dennis Lo’s patented breakthrough multi-cancer early detection technology, “FRAGMA”. In addition, we have made certain cash investments into investment funds.

With the ACT Acquisition, we intend to expand our business in precision oncology, and with Insighta, we are seeking to revolutionize early cancer detection through developing a multi-cancer early detection test.
We may not succeed in integrating our business with ACT Genomics’ business successfully and realize the anticipated synergies and related benefits. We may also fail to successfully develop a multi-cancer early detection test with Insighta. With our cash investment, while we conduct reasonable diligence prior to making any investment, our diligence may not reveal all of the risks associated with such investments. We evaluate our potential investments based upon information available at the time of the evaluation, and based on criteria we deem appropriate for the relevant investment. We may underestimate the risks and potential losses associated with an investment and may experience losses from the investment, which could have a material negative effect on our results of operations and financial condition. Moreover, our auditor may encounter difficulties in auditing our investment due to the inability to obtain complete information regarding the underlying investments held by the fund, which could hinder the auditor’s ability to perform substantive procedures and obtain reasonable assurance about the accuracy and completeness of our reported cash investment balance.
We may further pursue acquisitions of businesses and assets in the future. We may pursue strategic alliances and additional joint ventures that could leverage our platform and industry experience to expand our offerings or distribution. However, we may not be able to find suitable partners or acquisition candidates in the future, and we may not be able to complete such transactions on favorable terms, if at all. We may not be able to integrate these acquisitions successfully into its existing business, and we could assume unknown or contingent liabilities. Any acquisitions also could result in the incurrence of debt, contingent liabilities, impairment liabilities, or future write-offs of intangible assets or goodwill, any of which could have a material adverse effect on our financial condition, results of operations and cash flows. In addition, any pursuit of an acquisition and any potential integration of an acquired company also may disrupt ongoing operations and divert management attention and resources that we would otherwise focus on developing our existing business. We may experience losses related to investments in other companies, which could have a material negative effect on our results of operations and financial condition. We may not realize the anticipated benefits of any acquisition, technology license, strategic alliance or joint venture.
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
Our acquisitions may not be accretive, and may be dilutive, to our earnings per share, which may negatively affect the market price of our ordinary shares.
Our acquisitions may not be accretive to our earnings per share. Our expectations regarding the timeframe in which a potential acquisition may become accretive to our earnings per share may not be realized. In addition, we could fail to realize all of the benefits anticipated in a potential acquisition or experience delays or inefficiencies in realizing such benefits. Such factors could, combined with the potential issuance of our ordinary shares in connection with a potential acquisition, result in such acquisition being dilutive to our earnings per share, which could negatively affect the market price of our ordinary share.
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
If we fail to maintain and successfully manage our strategic collaborations, our future results may be adversely impacted.

Strategic collaborations such as our Joint Venture, Insighta, require significant management attention and operational resources. If we are unable to successfully manage or meet milestones related to our strategic collaborations, or if our partners do not perform as we expect, our future results may be adversely impacted. Furthermore, dependence on collaborative arrangements may also subject us to other risks, including:
•we may disagree with our partners as to rights to intellectual property, the direction of research programs, or commercialization activities;
•collaborations could expose us to additional regulatory risks; and
•we may be unsuccessful at managing multiple simultaneous collaborations.
•disagreements with a partner or former partner could develop, and any conflict with a partner or former partner could reduce our ability to enter into future collaboration agreements and negatively impact our relationships with one or more existing partners.
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

Although we are not required to obtain regulatory approval in Hong Kong, our products and services may not receive regulatory approvals or market authorizations in other jurisdictions to which we play to expand our business operations due to the complexity of domestic regulatory regimes. In addition, in Hong Kong, we are not required to obtain regulatory approval, but medical device manufacturers may voluntarily complete an application and registration with the Medical Device Division of the Department of Health of Hong Kong in the Medical Device Administrative Control System, for which the applicant must demonstrate the safety and performance of the medical devices by submitting a number of supporting documents including test reports of the device’s chemical, physical and biological properties, and a performance evaluation report including evaluation of analytical performance and clinical performance of the device to demonstrate that the device achieves its intended purpose. In the U.K. and the European Union, IVD devices must comply with the essential safety, health, design and manufacturing requirements under EU IVDD. Beginning in January 1, 2021, IVD device manufacturers can also sell a device by registering with the MHRA. Under the MHRA requirements, IVD devices must meet essential requirements according to Part IV MDR 2002 Annex I and be registered with the MHRA.
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
Our Warrants to purchase up to 1,492,306 Class A Ordinary Shares have become exercisable on June 17, 2022 in accordance with the terms of the Assignment, Assumption and Amendment Agreement and the Existing Warrant Agreement governing those securities. The exercise price of the Warrants is $133.65 per 1.29 shares (or an effective price of $103.60 per share), subject to adjustment pursuant to the terms of the Assignment, Assumption and Amendment Agreement and the Existing Warrant Agreement. To the extent such Warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to the existing holders of Class A Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of Class A Ordinary Shares. Assuming the exercise of all outstanding warrants for cash, we would receive aggregate proceeds of approximately $154.6 million. However, we will only receive such proceeds if all the Warrant holders exercise all of their Warrants. We believe that the likelihood that warrant holders determine to exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Class A Ordinary Shares. If the market price for our Class A Ordinary Shares is less than the exercise price of the warrants (on a per share basis), we believe that warrant holders will be very unlikely to exercise any of their warrants, and accordingly, we will not receive any such proceeds. As of April 24, 2024, the closing price of our Class A Ordinary Shares was $4.79 per share. There is no guarantee that the Warrants will ever be “in the money” prior to their expiration, and as such, the Warrants may expire worthless.
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
Mr. Yeung beneficially owns all of the issued Class B Ordinary Shares. As of April 24, 2024, these Class B Ordinary Shares constitute approximately 12.94% of our total issued and outstanding shares and 74.83% of the aggregate voting power of our total issued and outstanding shares due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of control, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding election of directors and other significant corporate actions. This concentration of control may discourage, delay, or prevent a change in control of us, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of us and may reduce our share price. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.
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
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations, and a majority of our directors and executive officers reside, outside of the United States.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and we conduct a majority of our operations through our subsidiaries outside the United States. Substantially all of our assets are located outside the United States. A majority of our officers and directors reside outside the United States and reside in Hong Kong, and a substantial portion of the assets of those persons are located outside of the United States. None of our officers or directors reside in mainland China. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers who reside in Hong Kong or outside the United States, to bring original actions in Hong Kong or outside the United States based on the securities laws of the United States against our directors or officers who reside in Hong Kong or outside the United States, or to enforce judgments obtained in the United States courts against our directors or officers in Hong Kong or outside the United States.

Our corporate affairs are be governed by our amended and restated memorandum and articles of association (“Amended Articles”), the Cayman Islands Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States and some U.S. states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Grand Court of the Cayman Islands may not (i) recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state of the United States; and (ii) in original actions brought in the Cayman Islands, impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state of the United States, so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, a final and conclusive foreign judgment obtained against us will be recognized by the Grand Court as a cause of action for a debt and may be sued upon without reexamination of the issues if: (a) the foreign court had jurisdiction in the matter; (b) we either submitted to the jurisdiction of the foreign court or were resident and carrying on business in the jurisdiction and were duly served with process; (c) the judgment was not obtained by fraud; (d) the judgment was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations imposed on us; (e) recognition or enforcement of the judgment in the Cayman Islands would not be contrary to public policy; and (f) the proceedings under which the judgment was obtained were not contrary to the principles of natural justice. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges, any special resolutions passed by shareholders and a list of the names of the current directors) or to obtain copies of lists of shareholders of these companies. Pursuant to the Amended Articles, our directors shall from time to time determine whether and to what extent and at what time and places and under what conditions or articles the accounts and books of us or any of them shall be open to the inspection of our shareholders not being directors, and none of our shareholders (not being a director) shall have any right of inspection of any account or book or document of us except as conferred by law or authorized by the directors or by ordinary resolution of our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. As a foreign private issuer whose securities are listed on the NASDAQ, we are permitted to follow certain home country corporate governance practices in lieu of the requirements of the NASDAQ Rules pursuant to NASDAQ Rule 5615(a)(3), which provides for such exemption to compliance with the NASDAQ Rule 5600 Series. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers listed on the NASDAQ.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.
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
The PCAOB had historically been unable to inspect our auditor in relation to their audit work
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in Hong Kong, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China or Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our securities would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Any of the foregoing could have a material adverse effect on the market value of our securities.

Our securities may be prohibited from being traded in the United States under the Holding Foreign Companies Accountable Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreased the number of “non-inspection years” from three years to two years, and thus, reduced the time before our securities may be prohibited from trading or delisted. The delisting of our securities, or the threat of them being delisted, may materially and adversely affect the value of your investment.

Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm located in a jurisdiction that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit the securities of the issuer from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which, among other things, reduced the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two years. The decrease in non-inspection years would reduce the time period before our securities may be prohibited from trading or delisted if the PCAOB determines that it is unable to inspect or investigate completely registered public accounting firms located in Hong Kong, China, under the HFCAA. The location of our auditor is in Hong Kong, China.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China or Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The Holding Foreign Companies Accountable Act

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in Hong Kong, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022.

Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares from being traded on a national securities exchange or in the over-the-countertrading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China or Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we will not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA and as a result, NASDAQ may determine to delist our securities. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

For more details, see Item 3. Key Information - D. Risk Factors “Risks Related to Our Business and Industry — The PCAOB had historically been unable to inspect our auditor in relation to their audit work” and “Risk Factors — Risks Related to Our Business and Industry — Our securities may be prohibited from being traded in the United States under the Holding Foreign Companies Accountable Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of our securities, or the threat of them being delisted, may materially and adversely affect the value of your investment.”

Our securities may be delisted from NASDAQ as a result of our failure of meeting the NASDAQ continued listing requirements.

Our securities are currently listed on NASDAQ under the symbol “PRE.” On June 29, 2023, we received a written notice from NASDAQ, notifying us that Company was not in compliance with the minimum bid price requirement set forth under the NASDAQ Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”) as the bid price of the Company’s securities closed below US$1.00 per share for 30 consecutive business days. Pursuant to the NASDAQ Listing Rules, the applicable grace period to regain compliance is 180 days. We had until December 29, 2023 to regain compliance with the Minimum Bid Price Requirement. On November 1, 2023, our shareholders approved a 1-for-15 reverse stock split of our issued and unissued Class A Ordinary Shares, which was effected on November 14, 2023. The effect of the reverse stock split was to consolidate every 15 issued and unissued Class A Ordinary Share and Class B Ordinary Share of US$0.0001 par value each into one Class A Ordinary Share or Class B Ordinary Share, as applicable, of US$0.0015 par value each.

On November 29, 2023, we received a notification letter from NASDAQ, indicating that the closing bid price of the Company’s securities had been at $1.00 per share or greater for 10 consecutive business days from November 14, 2023 through November 28, 2023, and the Company had regained compliance with the Minimum Bid Price Requirement, and the matter is closed.

However, there can be no assurance that our securities will remain in compliance with the NASDAQ Global Market continued listing requirements going forward. If NASDAQ determines to delist our securities, or if we fail to list our securities on other stock exchanges or find alternative trading venue for our securities, the market liquidity and the value of an investment in our securities will be materially and adversely affected.
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
ITEM 4. INFORMATION ON THE COMPANY
A.History and Development of the Company
We were founded in 2014 and headquartered in Hong Kong. Since our inception, we have grown from a small Hong Kong genetic testing laboratory to an innovative genomics and precision oncology company with operations across multiple locations, including the U.K., Hong Kong, Taiwan, Japan, and Southeast Asia. We have a strong fundraising history, with global investors providing us with long-term support in research and development and strategic acquisitions to accumulate valuable intellectual property rights and commercialize innovative products. From 2014 to May 2021, we completed five series of fundraisings, in which multiple institutional investors participated. For instance, Prudential Hong Kong Limited, an institutional investor and an indirectly wholly owned subsidiary of Prudential plc, led the Series C round and appointed a director to our board, with 15.53% beneficial ownership immediately prior to Closing of the Business Combination. On May 18, 2022, we completed the Business Combination and the PIPE Financing, Also, on the same day, Class A Ordinary Shares and Warrants commenced trading on the NASDAQ under the symbols “PRE” and “PRENW,” respectively. In December 2022, we acquired 74.39% of the equity interest in ACT Genomics, an Asia-based precision oncology company with a comprehensive line of genomic tests to improve patients’ outcomes through cancer diagnosis, treatment and monitoring, thereby furthering our ambitions in precision oncology. In July 2023, we established a US$200 million joint venture, Insighta, to develop and commercialize Professor Dennis Lo’s patented breakthrough multi-cancer early detection technology, “FRAGMA”.
The following diagram depicts a simplified organizational structure of the Company as of the date hereof.

------- indicates a 50% interest in Insighta Holdings Limited. Insighta Holdings Limited is not a consolidated affiliated entity of the Company.
Our registered office is at Unit 703-706, K11 Atelier King’s Road, 728 King’s Road, Quarry Bay, Hong Kong and our telephone number is +852-2210-9588. Our website is https://www.prenetics.com. The information contained in, or accessible through, our website does not constitute a part of this annual report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor New York, N.Y. 10168.
B.Business Overview
We are an innovative genomics-driven health sciences company that is seeking to revolutionize prevention, early detection and treatment of cancer. Founded in 2014 from a vision to redefine the very essence of healthcare, we harness the unparalleled power of genomics to pioneer the future of prevention, early cancer detection, and precision treatment. We see a world where prevention isn’t just an option, but the very foundation of longevity. Our commitment is to empower every individual with transformative, personalized healthcare journeys. Through relentless dedication to groundbreaking research, cutting-edge technology, and real-world applications, we don’t just envision a healthier tomorrow, but are crafting a legacy of wellness for countless generations ahead.
We have three business units, each focused on one of our core pillars in early cancer detection, prevention, and treatment selection and monitoring.
Early Cancer Detection - Insighta
Our early cancer detection unit, under our US$200 million joint venture Insighta, seeks to revolutionize early cancer detection through developing and commercializing Professor Dennis Lo’s patented breakthrough multi-cancer early detection technology, “FRAGMA”. FRAGMA detects and analyses fragmentation patterns of plasma DNA, providing a non-invasive epigenetics-based means for the detection of a wide variety of cancers, and is expected to provide an accurate and low-cost method for early cancer detection. Prenetics contributed US$100 million in consideration with US$80 million in cash to the joint venture for the acceleration of clinical trials and commercialization of Insighta’s tests. Insighta intends to focus its initial tests on liver and lung cancer, the most lethal forms of cancer in Asia, then develop a multi-cancer early detection test. Insighta has completed a 500-participant case control study for its liver cancer test and is preparing for publication of the results in the second half of 2024. With the completion of the case control study, Insighta is expected to begin a multi-country clinical trial in 2024.
Prevention – Circle HealthScience
Under our prevention unit, we seek to build the world’s leading consumer preventive healthcare platform by utilizing science to empower consumers to achieve their personal health goals. Our in-house developed consumer genetic testing product, CircleDNA, offers one of the most comprehensive DNA tests capitalizing on our in-house developed testing algorithm. With more than 500 insights across more than 20 health categories, CircleDNA offers customers with a wellspring of information about their genetic make-up and actionable recommendations at their fingertips. In addition to CircleDNA, we are developing a digital health platform to provide consumers with easily accessible and actionable insights about their health and access to personalized preventative healthcare.
Treatment Selection and Monitoring – ACT Genomics
Our treatment selection and monitoring unit is powered by ACT Genomics, an Asia-based precision oncology company which we acquired a majority stake in in December 2022. ACT Genomics is the first Asia-based company to receive FDA clearance for a comprehensive genomic profiling test for solid tumors, enabling healthcare professionals to provide personalized therapy and supporting drug discovery. ACT Genomics intends to expand its product offering to other tumors profiling tests and recurrence monitoring.
With a diverse, talented and strong management team consisting of scientists, entrepreneurs and professionals, we believe that we have a strong capability and a proven track record in research and development, transforming technologies into commercial products and healthcare services that appeal to customers and effectively address their needs.
Our Current Products and Services
CircleDNA. Our in-house developed consumer genetic testing product, CircleDNA, offers one of the most comprehensive DNA tests capitalizing on our in-house developed testing algorithm. Using the CircleDNA mobile application, our customers can access a wellspring of information about their genetic make-up and actionable recommendations at their fingertips. We present four types of product offerings that target our customers’ diverse needs including Vital, Family Planning, Health and Premium. CircleDNA Premium is a package that encompasses all services provided in the other three offerings. As of March 29, 2024, approximately 90% of our CircleDNA customers chose to purchase our Premium package since its launch. We believe CircleDNA Premium is preferred by our customers because of the comprehensive nature of the reports that the Premium package provides, which allows our customers to obtain better insight into their health status and ways to manage their health, despite its relatively higher price. Currently, we sell our CircleDNA test kits internationally, primarily via our product website, and ship to customers from more than 30 countries. Since the launch of CircleDNA globally in November 2019, we had delivered more than 480,000 test kits (including DNAFit customers) as of April 25, 2024.
Fundamentally, CircleDNA has the following key attributes:
•Informative. CircleDNA Premium provides customers with over 500 reports across 20 categories covering disease risks, drug responses, family planning, diet, common health risks, personal traits and nutrition, among others. For example, our customers are able to learn about their unique dietary profile, the breakdown of which genetic variants were analyzed and detected in their DNA sample and how they were analyzed, and DNA-based advice broken down into simple and actionable recommendations. In addition, customers of CircleDNA Premium can receive two complimentary one-on-one tele-consultations with our genetics-trained health professionals.
•Advanced. Our tests were validated by an external university genomic laboratory with a 99.9% analytical accuracy rate upon testing 452,172 pathogenic variants across 49 samples. In addition, we use NGS technology with an average of 90 times sequencing depth, with significantly more data points than typical microarray-based genotyping tests. Samples are extracted in our own internationally accredited laboratory. After removing personally identifiable information, we and our designated third-party service providers conduct sequencing, the outputs from which are then used as inputs to our in-house developed algorithm to produce the CircleDNA reports.
•Popular. We sell our CircleDNA test kits, primarily via our website, and ship to consumers from more than 30 countries. Since the global launch of CircleDNA in November 2019, we had delivered more than 480,000 test kits (including DNAFit customers) as of April 25, 2024. CircleDNA also reached broader audiences through a substantial amount of user-generated content on social media.
•Well-received. CircleDNA received a rating of 4.2/5 at Trust Pilot, a popular online consumer review platform as of April 25, 2024.
Cancer Prevention, Diagnostics, and Recurrence Products. Through our acquisition of ACT Genomics in December 2022, we have added to our product portfolio a range of genomic profiling panels, tailored for different requirements and clinician needs. Currently, our primary panels include:
•ACTOnco®, a comprehensive test that helps clinicians choose the optimal treatment for all major solid tumors, It is an integrated pathway-based analysis of 440 cancer-related genes and 13 fusion genes, including drug sensitivity or resistance markets, and pharmacogenomic biomarkers. ACTOnco® received US FDA 510(k) clearance in January 2023.
•ACT HRD™, a test designed to identify the homologous recombination deficiency status of cancer patients, which indicates whether patients would be more responsive to advanced treatments like PARP inhibitor treatment.
•ACTFusion™, a test which decodes 13 fusion genes and more than 350 transcripts to map drug options and provide clinicians with treatment strategy options. This test utilizes formalin-fixed paraffin-embedded (“FFPE”) tissues.
•ACTDrug®+, a screening test that checks for 40 cancer genes to map drug options and provide treatment strategy options. ACTDrug is suitable for breast, lung, colon cancers and other solid tumors.
In addition, we offer a comprehensive NGS-based liquid biopsy assay for pan-solid tumors (ACTLiquid™ Pro), a blood test that analyzes 50 forms of circulating tumor DNA to provide real-time monitoring of drug resistance, treatment response, and cancer recurrence (ACTMonitor®), and a blood test to screen for 67 cancer genes associated with 9 common hereditary cancers and 11 cancer syndromes, providing those with a family history of cancer with a way to manage cancer risk (ACT Risk™).

Currently, we sell our products in Taiwan, Hong Kong, United Kingdom, Thailand, Japan, and other South East Asian countries primarily via our network of hospital and physician partners. We partner with over 200 hospitals globally, and collaborate with over 900 oncologists. Taiwan accounts for approximately 51% of our revenue, while other geographies with notable revenue contribution include Hong Kong, United Kingdom, and Thailand.
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

Our CircleDNA deploys NGS technology. Samples of all CircleDNA tests are extracted by our laboratory technicians. We and our designated third-party service providers conduct sequencing after removing all personally identifiable information from the samples. Once sequencing is completed, we use our in-house developed algorithm to decipher and interpret the results, thereafter generating reports for our customers.
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
Comprehensive Genomic Test Profiling for Targeted Therapy Selection for Cancer
Comprehensive genetic tissue profiling and targeted therapy for cancer patients involve identifying the specific genetic mutations or alterations that drive tumor growth and selecting therapies that target those mutations.
We provide an end-to-end workflow, from sample preparation, to NGS sequencing, and data analysis and reporting. The technology behind our comprehensive genetic tissue profiling includes:
•Sample Preparation and DNA/RNA extraction: we have the capability to extract DNA and/or RNA from multiple specimen types, including FFPE, core needle biopsy, blood and liquid biopsy. Over 90% of our clinical samples are able to extract over 30ng of nucleic acid, resulting in a high success rate in sample preparation and reducing the need for a re-do.
•Next-Generation Sequencing (NGS): NGS technology is used to sequence the DNA or RNA extracted from the tumor sample. We have developed in-house proprietary cancer panels that addresses the specific needs of our markets, and have the ability to run NGS in different platforms, including Thermofisher and Illumina.
•Bioinformatics Analysis: We utilize AI-empowered variant calling and data curation and proprietary bioinformatics algorithms to analyze sequenced data and detect variant types and complex biomarkers such as TMB, MSI, and LOH.
•Report Generation: We generate user friendly reports designed for oncologists.
FRAGMA Technology for Early Detection of Cancer
DNA methylation changes are hallmarks for a wide variety of cancers, including liver, lung, and colorectal cancer. FRAGMA (FRAGmentomics-based Methylation Analysis), the technology being developed by Insighta, our Joint Venture with Professor Dennis Lo, utilizes cell-free DNA fragmentomics to deduce DNA methylation aberrations in plasma DNA without bisulfite treatment, enzymatic conversion or third generation sequencing. This enables genetic and epigenetic information of cell-free DNA to be obtained in a single nondestructive assay and is expected to provide an accurate and low-cost method for early cancer detection.
An initial study published in the Proceedings of the National Academy of Sciences of the United States of America Vol.119, No. 44 has shown that FRAGMA provides an accurate and early detection for liver cancer (HCC - Hepatocellular carcinoma). Initial studies have also indicated that FRAGMA may be used for diagnostics of lung, colorectal, and bladder cancer. FRAGMA has recently completed a 500-participant case control study on liver cancer with promising results, and full results are expected to be published in the second half of 2024. Insighta intends to recruit individuals for large-scale, multi-location and multi-country clinical studies in 2024.
Laboratory Accreditation
We operate five laboratories in Hong Kong, Japan, Taiwan, Thailand, and the United Kingdom. Our laboratories are accredited by various organizations, including the College of American Pathologists, Hong Kong Laboratory Accreditation Scheme, operated by the Hong Kong Accreditation Service, and the Thailand Department of Medical Science, Ministry of Health.

Research & Development
Our specialized in-house R&D teams and experienced scientific advisory board are the pillars underpinning our strong R&D and product innovation capability. In addition, we have acquired a strong R&D team from ACT Genomics through the ACT Acquisition.
As of December 31, 2023, we had a total of 110 staff involved in R&D, including 49 bioinformatics or medical informatics staff, 13 R&D, IP and technology transfer staff, and 46 laboratory staff that conduct R&D activities from time to time. Our main priorities are to refine and upgrade existing products, source, develop and commercialize novel product innovations. Our main research and development workstreams include a scientific & laboratory team, clinical & bioinformatician teams, an R&D team and an engineering & development team. Our scientific & laboratory team, led by Dr. Lawrence Tzang, our co-founder, chief scientific officer and laboratory director, is responsible for the research and development of lab protocols and development of testing technologies for commercial application, and has overall responsibility for lab operations. Our clinical & bioinformatician team, led by Dr. Senthil Sundaram, chief clinical officer, comprises clinical scientists, bioinformaticians and genetic counselors, and is charged with statistical analysis, development of in-house algorithms and computer modeling. Dr. Hua-Chien Chen leads ACT Genomics’ 37-person strong clinical and bioinformatics team, which is responsible for developing diagnostic and screening technologies for clinical use, building in-house algorithms and models, and utilizing AI and analytics capabilities for data analysis, annotation, medical interpretation, and report generation. Our engineering & development team, led by Dr. Peter Wong, the chief technology officer is charged with the development of computer models, software, apps and the architecture of our IT infrastructure.
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
We continue to optimize the quality of our products by identifying reliable manufacturers, conducting quality assessments of components from our suppliers, and persistently re-assessing our manufacture and supply options for enhanced economies of scale and production scale-up. To control and reduce the risks related to our manufacturing, quality-testing, assembly and shipping of products, we have taken a diversification approach by selecting partnering manufacturers and suppliers located in different countries or regions. Nevertheless, any variation or termination of existing arrangements may still affect our ability to sell and distribute our products until we are able to find alternative suppliers. In addition, our suppliers could cease supplying materials and equipment at any time, or fail to provide us with sufficient quantities of materials or materials that meet our specifications. For risks related to our engagement with third-party suppliers, please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We rely on a limited number of suppliers for CircleDNA, ACTOnco, ACTHRD, and our other products, and may not be able to find replacements or immediately transition to alternative suppliers, which could adversely affect our ability to meet customer demand.”
Sales and Marketing
For CircleDNA, we utilize a variety of marketing strategies to connect with potential customers and showcase the benefits of our direct-to-consumer genetic testing services. Our approach to consumer marketing includes the following tactics:
•Online Advertising: We leverage digital advertising platforms like Google AdWords, Facebook Ads, and Instagram Ads to reach our target audience. These platforms enable us to target specific demographics, interests and behaviors, ensuring our advertisements reach the most relevant users.
•Social Media Marketing: CircleDNA maintains a strong presence on social media platforms, including Facebook, Twitter, Instagram, and LinkedIn. We share engaging content, such as educational resources, customer testimonials and promotional offers to attract new customers and build brand awareness.
•User-Generated Content: We encourage our customers to share their personal experiences with CircleDNA’s services on social media and other platforms. This user-generated content, including testimonials, reviews and social media posts, helps build trust and authenticity while showcasing the positive impact of our genetic testing services.
•Content Marketing: Our team creates informative and engaging content in various formats, including blog articles, videos and infographics, to educate potential customers about CircleDNA’s services and the benefits of genetic testing. This content is shared on our website and through our social media channels.
•Influencer Marketing: We collaborate with influencers, particularly those with a large following in the health and wellness sector, to help us reach a wider audience. Influencers share their personal experiences with our genetic testing services, promote CircleDNA, and offer exclusive discounts or promotional codes to their followers.
•Email Marketing: CircleDNA uses email marketing campaigns to stay connected with existing customers and potential leads. We send newsletters, promotional offers and educational content to subscribers, encouraging them to take action and purchase our services.
•Public Relations and Media Outreach: Our public relations team works diligently to secure media coverage for CircleDNA in news outlets, podcasts and magazines, helping to establish credibility and increase brand visibility.
•Affiliate Marketing: We partner with affiliates who promote our services and earn a commission for each sale they generate. This helps us extend our reach and attract new customers through trusted recommendations.
•Educational Events and Webinars: Hosting educational events and webinars allows us to showcase our expertise and build trust with potential customers. These events often cover topics related to genetics, health, and wellness and may include guest speakers, product demonstrations or interactive workshops.
•Partnerships and Collaborations: CircleDNA collaborates with complementary businesses, healthcare providers and research institutions to expand our reach and offer additional value to our customers.
•Promotions and Discounts: We regularly offer limited-time promotions, discounts and exclusive deals to incentivize potential customers to try our services and boost sales.
By employing a mix of these marketing strategies, we believe that CircleDNA effectively reaches its target audience, builds brand awareness and drive sales, helping more people access the benefits of our genetic testing services. As of December 31, 2023, CircleDNA has an email and social media database of more than one million people globally.
For our clinical testing services under ACT Genomics, we employ a combination of sales and marketing strategies, as well as medical science liaison to reach our target audience of healthcare professionals and promote our clinical tests and precision medicine solutions. Our approach includes the following tactics:
•Direct Sales Force: Our specialized sales representatives and account managers engage with healthcare providers, hospitals, clinics and other potential clients to partner with our clients and bring the optimal benefits of ACT Genomics’ diagnostic tests, precision medicine solutions. They address any concerns and close deals to expand our physician client base.
•Partnerships with Healthcare Providers: We establish collaborations with healthcare providers, medical institutions, insurance providers, and research organizations to expand our reach and access new markets. Through these partnerships, we can offer our diagnostic tests and precision medicine solutions as part of a comprehensive healthcare package, enhancing the overall patient experience through medical discussions with our medical science liaison team.
•Educational Events and Conferences: We actively participate in genomic-focused industry events, conferences and seminars to showcase our products and services, network with potential clients, and stay updated on the latest trends and innovations in our field. These events often include presentations, panel discussions, workshops and service demonstrations.
•Marketing Communication: Our team creates informative and engaging content in various formats, such as blog articles, whitepapers, videos and webinars, to educate potential clients about our services, the benefits of our diagnostic tests and advancements in precision medicine. We share this content on our website and through social media channels.
•Public Relations and Media Outreach: Our public relations team works diligently to secure media coverage for ACT Genomics in news outlets, industry publications, podcasts and magazines, helping to establish credibility and increase brand visibility.

By employing a combination of these sales and marketing strategies, we are able to effectively promote our clinical tests, precision medicine solutions and drives sales, ultimately contributing to better patient outcomes.
As of December 31, 2023, we had approximately 60 employees focused on sales and marketing who are located in the Hong Kong, Malaysia, Taiwan, Vietnam and Thailand.
Competition
In general, all of our consumer health and clinical testing products face competition from large and well-established players. However, a significant majority of our competitors are focused in the U.S. market and will continue to focus on their market due to lack of understanding and awareness for the Asia and the EMEA markets. We believe we have a significant advantage by having experienced and proven management on the ground in each of the markets we operate in. Below is a description of the competitive landscape within which we operate.
Genetic Testing (CircleDNA)
The number of companies entering the genetic testing market continues to increase. We also face competition from other companies attempting to capitalize on the same, or similar, opportunities as we are, including from existing diagnostic, laboratory services and other companies entering the genetics market with new offerings and genetic interpretation services. Some of our current and potential competitors have longer operating histories, are better known brands and possess greater financial, technical, marketing and other resources than we do. These factors may allow our competitors to respond more quickly or efficiently than we can to new or emerging technologies. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies, which may allow them to build larger customer bases than we have. Our competitors may develop products or services that are similar to our products and services or that achieve greater market acceptance than our products and services. This could attract customers away from our services and reduce our market share in markets where we have been successful. We anticipate facing competition from companies such as 23andMe, Inc., myDNA Life Ltd., Ancestry.com LLC, and MyHeritage Ltd. We believe our ability to compete successfully primarily depends on the following factors:
•customer service and support efforts;
•technical performance of genetic testing product;
•timing of when regulatory approvals are obtained;
•commercialization infrastructure;
•pricing;
•relationship with distribution partners; and
•KOL endorsement.
Precision Oncology (ACTOnco, ACTDrug+, ACTLung, ACTFusion, ACTHRD, ACTMonitor, ACTRisk)
Significant progress has been made in identifying biomarkers to match cancer patients with the appropriate treatment based on the precise molecular features of an individual patient’s tumor. This has led to an increasing demand for precision oncology as a tool to personalize therapy for cancer patients, maximize the effectiveness of treatments and minimize their side effects. In addition, the prospect of liquid biopsies for the detection of early-stage cancers has opened a new era in clinical oncology. As a result, more companies are offering and looking to offer services and products in precision oncology. Our main competitors are diagnostic companies with products and services to profile genes in cancers based on next-generation sequencing in either blood or tissue specimens. They include Exact Sciences Corporation, Personalis, Inc., Foundation Medicine (Roche), and Guardant Health Inc., among others.
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
•ability to continue developing cancer screening tools, especially a broader product portfolio;
•effectiveness of marketing efforts to market our products across Asia and beyond;
•commercialization infrastructure and distribution networks for the promotion and sale of our products;
•first-mover advantage in the market, especially in Asia market;
•brand recognition, especially in Asia and EMEA;
•academic, talent and funding base that supports the iteration of products and large-scale clinical research;
•receipt of regulatory approvals and timing thereof for our products; and
•ability to carry out mergers and acquisitions in the precision oncology market, thereby bringing in cutting edge technologies, resources and opportunities.
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
Intellectual Property
We regard our patents, trademarks, copyrights, domain names, know-how, trade secrets, and similar intellectual property as critical to our success. We rely on patent, trademark, and copyright law and employment agreements with intellectual property assignment clauses, as well as confidentiality and non-compete employment terms with our employees and others to protect our intellectual property rights.
We rely on trademarks to build and maintain the integrity of our brand. As of December 31, 2023, we owned over 180 trademarks in China (including Hong Kong and Macau), the U.K., Malaysia, Singapore, the European Union and the U.S., among other jurisdictions.
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
Data Protection in Hong Kong
In Hong Kong, the main data protection law is Personal Data (Privacy) Ordinance (Cap. 486) (“PDPO”). The PDPO is enforced by the Office of the Privacy Commissioner for Personal Data (“PCPD”). The PDPO does not have extraterritorial effect and applies to data users that control the collection, holding, processing or use of personal data in Hong Kong. Since the PDPO does not specifically govern the use of human genetic data, and there is no concept of “sensitive personal data,” we are subject to the general requirements under the PDPO including obligations that are set out under the following data protection principles:
•First, personal data shall only be collected for a lawful purpose directly related to a function or activity of the data user and the data collected should be necessary and adequate but not excessive. The first principle also sets out the information a data user must give to a data subject when collecting personal data from that data subject.
•Second, data users shall take all practicable steps to ensure that personal data is accurate and is not kept longer than is necessary for the fulfilment of the purpose for which the data is used.
•Third, personal data should only be used for the purposes for which they were collected or a directly related purpose. A data user is required to obtain the prescribed consent of the data subject if the data user intends to use the personal data for purposes other than those for which the data were originally collected or for a directly related purpose.

•Fourth, data users shall take all practicable steps to protect the personal data they hold against unauthorized or accidental access, processing, erasure, loss or use.
•Fifth, data subjects have a right to request access to and correction of their own personal data.
•A data user should give reasons when refusing a data subject’s request to access or correct of his/her personal data.
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

C.Organizational Structure
The following diagram depicts a simplified organizational structure of the Company as of the date of this annual report.
------- indicates a 50% interest in Insighta Holdings Limited. Insighta Holdings Limited is not a consolidated affiliated entity of the Company.
D.Property, Plants and Equipment
Our headquarters is located in Hong Kong. We have leased office space in Hong Kong, Taiwan, and Malaysia, among others. For our Hong Kong headquarters, we have leased office space totaling approximately 7,000 square feet. Our corporate head office space is used for management, sales and marketing, in-house R&D coordination, technology support, and general administrative activities. In addition, we operate five laboratories in Hong Kong, Taiwan, Japan, United Kingdom, and Thailand. Our laboratories are accredited by various organizations, including the College of American Pathologists, the Hong Kong Laboratory Accreditation Scheme, operated by the Hong Kong Accreditation Service, and the Thailand Department of Medical Science, Ministry of Health.
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
A.Operating Results
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

Our current offerings include consumer genetic testing, and cancer prevention, monitoring and treatment. We have been offering CircleDNA, our in-house developed consumer genetic testing service globally since November 2019 and have delivered more than 480,000 (including DNAFit) test kits to consumers as of April 25, 2024. In December 2022, we acquired ACT Genomics Holdings Company Limited, an Asia-based genomics company specializing in precision oncology, thereby furthering our ambitions in precision oncology. In July 2023, we established a US$200 million joint venture, Insighta, to develop and commercialize Professor Dennis Lo’s patented breakthrough multi-cancer early detection technology, "FRAGMA".
Key Factors Affecting Results of Operations
Our results of operations are affected by the following company-specific factors.
Ability to Grow Existing Revenue Streams
The future commercial success of our existing diagnostic and preventive products and services is dependent on our ability to broaden our customer base across Hong Kong, other Asian markets, and beyond. We believe there is substantial market opportunity for our diagnostic and genetic testing products from all customer channels in these new markets given the substantial aggregate market size and the rising awareness of the importance of health diagnosis and prevention. We intend to leverage our success and brand recognition in our existing markets to expand our regional and global presence in terms of both of our diagnostic and preventive products and services. To support our geographical expansion, we will need to hire more qualified personnel such as local researchers and consultants, as well as develop an effective sales and marketing strategy alongside building our customer support team.
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
Investments in In-house R&D Capability
We believe that our in-house R&D capability is one of our key competitive strengths, and we intend to continue to invest in R&D to expand our R&D capability and the scope of our product offerings. We also intend to continue engaging our partners, including Insighta, alongside our in-house experts and scientific advisory board, whereby we would leverage these synergistic relationships and capture the resulting benefits to advance the development and launching of various new products in our pipeline.
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
Growth Through Strategic Acquisitions
We expect to continue to selectively pursue business combination opportunities in a highly disciplined manner, make strategic investments in, and acquisitions of, other businesses that we believe will expand our product offerings, attract more customers, and otherwise enhance our global presence. Historically, we have made a number of critical strategic investments and acquisitions to enhance our platform and attract consumers. Our acquisition of DNAFit in 2018 provided us with the foundation to grow our U.K. business and we have been successful in growing that business. Our acquisition of Oxsed in 2020 provided us with the support of nucleic acid amplification technology which is the technological building block to our COVID-19 testing kits. For the years ended December 31, 2020 and 2021, our U.K. business contributed to approximately half of our revenue. For the year ended December 31, 2022, our U.K. business contributed to approximately one third of our revenue. For the year ended December 31, 2022, we underwent a rebalancing of resources to improve efficiency, reduce costs in less strategic areas, and deploy resources and capital to areas of high priority, specifically in precision oncology. In December 2022, we acquired ACT Genomics, a precision oncology company which has enabled us to expand our capacity in precision oncology. Through its comprehensive line of genomic test services, ACT Genomics provides oncologists and patients with advanced genomic testing and analysis technologies to improve cancer diagnosis, treatment and prevention. In July 2023, we established a US$200 million joint venture, Insighta, to develop and commercialize Professor Dennis Lo’s patented breakthrough multi-cancer early detection technology, "FRAGMA".
Key Factors Affecting Results of Operations
We plan to seek bolt-on opportunities that will provide the right platform and/or technology for us to continue to grow our diagnostic and preventive healthcare businesses and to further expand our geographical footprint. Acquisitions will result in acquisition-related costs, which are expensed as they are incurred.
Key Components of Results of Operations
Revenue
The table below presents our revenue by business segment for the years indicated. For the year ended December 31, 2023, our prevention service from continuing operations, diagnostics service from continuing operations and diagnostics service from discontinued operation accounted for 18%, 44% and 38% of our total revenue, respectively. For the year ended December 31, 2022, our prevention service from continuing operations and diagnostics service from discontinued operation accounted for 5% and 95% of our total revenue, respectively. For the year ended December 31, 2021, our prevention service from continuing operations and diagnostics service from discontinued operation accounted for 5% and 95% of our total revenue, respectively.

	Year Ended December 31,
	2023	2022	2021
	($ in thousands)
		(Restated)	(Restated)
Prevention	$6,155	$13,164	$12,533
Diagnostics	15,588	—	—
Total revenue from continuing operations	21,743	13,164	12,533
Prevention and diagnostics (discontinued)	13,462	262,597	263,320
Total Revenue	$35,205	$275,761	$275,853

The table below presents our revenue from continuing operations and discontinued operation by region for the years indicated.

	Year Ended December 31,
	2023	2022	2021
	($ in thousands)
		(Restated)	(Restated)
Continuing operations
Hong Kong	$8,964	$13,164	$12,533
United Kingdom	2,270	—	—
Taiwan	9,325	—	—
Rest of the world	1,184	—	—
	$21,743	$13,164	$12,533
Discontinued operation
Hong Kong	$12,916	$197,770	$112,394
United Kingdom	546	64,827	150,926
	$13,462	$262,597	$263,320
For our prevention services, we primarily generate revenue from the provision of preventive services which are genetic testing services to individuals and corporate customers for their employees and customers. Our revenue from the Prevention segment is generally recognized when the testing results or reports are delivered to our customers, except for one category of the genetic test kits for which we have an additional distinct performance obligation to provide customers with free future updates on new features, reports and categories, which we refer to as “update services”.
For our diagnostics services, we generate revenue from the provision of diagnostic services which are primarily the sale of precision oncology testing services.
Direct Costs, Gross Profit, and Gross Margin
Our direct costs primarily consist of direct material costs including for purchasing test kit materials from our suppliers, service fees and charges including NGS sequencing cost for our prevention services, lab equipment depreciation, staff costs and shipping cost. In the short term, we expect our direct costs associated with our prevention services to gradually decrease mainly because we expect that the NGS sequencing fees for CircleDNA will steadily decrease over the time. To the extent we are successful in becoming more efficient in our operations, we would expect direct cost as a percentage of revenue to decrease in the long term.
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
Impairment Loss of Goodwill
Impairment loss of goodwill was determined that the carrying amount of a cash-generated unit's goodwill exceeded its fair value, necessitating the recognition of an impairment loss. This impairment charge is a non-cash expense and does not affect our liquidity or cash flows. We continue to monitor and evaluate our intangible assets for impairment on an ongoing basis in accordance with accounting standards.
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
Fair Value Loss on Financial Assets at Fair Value Through Profit or Loss
Fair value loss on financial assets at fair value through profit or loss relates to the changes in the fair value of the financial assets which are measured at fair value through profit or loss. This loss is non-cash in nature and does not have an impact on our cash flows.
Fair Value Gain on Warrant Liabilities
Fair value gain on warrant liabilities relates to the changes in the fair value of the warrants which are issued for the de-SPAC transaction and measured at fair value through profit or loss. The warrants are exercisable from May 18, 2022 and will expire on May 18, 2027. This gain is non-cash in nature and does not have an impact on our cash balance.

Share of Loss of Equity-accounted Investees, net of tax
Share of loss of equity-accounted investees, net of tax relates to our portion of the net loss generated by interests in equity-accounted investees over which we have joint control or we exercise significant influence but do not control outright.
Other Finance Costs
Other finance costs primarily consist of interest expenses on lease liabilities and interest expenses on trade financing. If we decide to finance our growth with bank or other interest-bearing trade financing, we would expect our finance costs to increase.
Income Tax Credit
We are subject to income taxes in the jurisdictions in which we do business. These jurisdictions have different statutory tax rates. Accordingly, our effective tax rate will vary depending on the relative proportion of income derived in each jurisdiction, use of tax credits, changes in the valuation of our deferred tax assets, and liabilities and changes in respective tax laws.
Loss From Discontinued Operations
In May 2023, the Group discontinued its COVID-19-related diagnostic services globally and other DNA testing operations in the EMEA region. This strategic decision was influenced by the World Health Organization's latest pronouncements and the diminishing demand for COVID-19 diagnostic services. This reduced demand was primarily attributable to the relaxation of testing mandates for international travelers and local citizens worldwide. Consequently, this shift in circumstances led to a noticeable decline in the number of testing centers operating in Hong Kong and the United Kingdom. The decision to discontinue operations in the EMEA region is a strategic move to streamline operations and consolidate resources to better address the evolving needs of the market.
Other Comprehensive Income
Other comprehensive income mainly represents foreign exchange rate differences on translation of foreign operations, and the change is mainly due to the change in foreign exchange rate as at each reporting date compared to the reporting date of the prior year.

Results of Operations
The following table sets forth our consolidated statements of profit or loss and other comprehensive income and their respective dollar amount and percentage change for the years presented. Following the table, we discuss our results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022 and for the year ended December 31, 2022 compared to the year ended December 31, 2021.

	Year Ended December 31,
	2023	2022	2021
	$ in thousands
		(Restated)	(Restated)
Continuing operations
Revenue	21,743	13,164	12,533
Direct costs	(12,913)	(9,546)	(8,930)
Gross profit	8,830	3,618	3,603
Other income and other net gains/(losses)	4,507	430	(202)
Selling and distribution expenses	(8,243)	(4,738)	(5,739)
Research and development expenses	(11,662)	(5,989)	(6,391)
Impairment loss of goodwill	(3,900)	—	—
Administrative and other operating expenses	(41,438)	(59,342)	(47,932)
Operating loss from continuing operations	(51,907)	(66,020)	(56,661)
Fair value loss on financial assets at fair value through profit or loss	(7,135)	(9,363)	(94)
Share-based payment on listing	—	(89,547)	—
Fair value loss on convertible securities	—	—	(29,055)
Fair value loss on preference shares liabilities	—	(60,091)	(125,399)
Fair value gain on warrant liabilities	3,351	3,197	—
Share of loss of equity-accounted investees, net of tax	(859)	—	—
Loss on disposal of a subsidiary	—	—	(292)
Other finance costs	(120)	(3,995)	(5,052)
Loss before taxation	(56,669)	(225,820)	(216,553)
Income tax credit/(expense)	269	245	(2,569)
Loss from continuing operations	(56,400)	(225,575)	(219,122)
Discontinued operation
(Loss)/profit from discontinued operation, net of tax	(8,378)	35,122	45,105
Loss for the year	(64,777)	(190,453)	(174,017)
Other comprehensive income for the year	1,796	(4,843)	260
Total comprehensive income for the year	(62,982)	(195,296)	(173,757)

Comparison of the Years Ended December 31, 2023 and 2022
Revenue From Continuing Operations

	Year Ended December 31
	2023	2022	$Change	% Change
	($ in thousands, unless otherwise stated)
		(Restated)
Prevention	$6,155	$13,164	(7,009)	-53%
Diagnostics	15,588	—	15,588	100%
Total Revenue	$21,743	$13,164	8,579	65%
Our revenue from continuing operations increased by $8.6 million for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The increase was due to the acquisition of ACT in 2022, a strategic move that has enabled us to offer precision oncology testing services, thereby expanding our revenue streams.
Prevention. The revenue from continuing operations derived from our preventive testing service decreased by $7.0 million, or 53%, from $13.2 million for the year ended December 31, 2022 to $6.2 million for the year ended December 31, 2023. The decrease was attributed to internal restructuring following the discontinuation of our COVID-19-related diagnostic services.
Diagnostics. The revenue from continuing operations generated by diagnostics testing service increased by $15.6 million, while the business of diagnostics service for the year ended December 31, 2022 was fully discontinued. The revenue from continuing operations generated by diagnostics testing service was mainly attributable from the sale of precision oncology testing services.
Direct Costs, Gross Profit and Gross Margin From Continuing Operations
Total direct costs from continuing operations increased by $3.4 million, or 35%, from $9.5 million for the year ended December 31, 2022 to $12.9 million for the year ended December 31, 2023. This notable increase was primarily driven by the strategic acquisition of ACT, aimed at expanding our capabilities in precision oncology testing services. The rise in direct costs can be attributed primarily to the inclusion of direct material costs of test kits, service charges, and other expenses related to the integration of ACT, alongside increased staffing costs..
Our gross profit from continuing operations increased by $5.2 million, or 144%, from $3.6 million for the year ended December 31, 2022 to $8.8 million for the year ended December 31, 2023. This growth in gross profit was chiefly propelled by the efficiency gains achieved through the integration of ACT, resulting in a more streamlined cost structure.
Our gross margin from continuing operations increased from 27% for the year ended December 31, 2022 to 41% for the year ended December 31, 2023. This notable increase underscores our commitment to driving cost efficiencies across our operations. As a result, we have enhanced our profitability and strengthened our competitive position in the market.
Other Income and Other Net Gains From Continuing Operations
Other income and other net gains from continuing operations increased by $4.1 million, or 949%, from $0.4 million for the year ended December 31, 2022 to $4.5 million December 31, 2023. The increase was primarily due to increase of bank interest income from the short-term deposits.
Selling and Distribution Expenses From Continuing Operations
Selling and distribution expenses from continuing operations increased by $3.5 million, or 74%, from $4.7 million for the year ended December 31, 2022 to $8.2 million for the year ended December 31, 2023. The increase was primarily driven by strategic investments in advertising expenses and staffing costs, particularly stemming from the acquisition of ACT.

Research and Development Expenses From Continuing Operations
Research and development expenses from continuing operations increased by $5.7 million, or 95%, from $6.0 million for the year ended December 31, 2022 to $11.7 million for the year ended December 31, 2023. The increase reflects our continued commitment to innovation and product development initiatives.
Impairment Loss of Goodwill
Impairment loss of goodwill was determined that the carrying amount of a cash-generated unit's goodwill exceeded its fair value, necessitating the recognition of an impairment loss. This impairment charge is a non-cash expense and does not affect our liquidity or cash flows. We continue to monitor and evaluate our intangible assets for impairment on an ongoing basis in accordance with accounting standards.
Administrative and Other Operating Expenses From Continuing Operations
Administrative and other operating expenses from continuing operations decreased by $17.9 million, or 30%, from $59.3 million for the year ended December 31, 2022 to $41.4 million for the year ended December 31, 2023. This substantial reduction reflects our focus on optimizing operational efficiency and cost management, including staff costs.
Fair Value Loss on Financial Assets at Fair Value Through Profit or Loss
Fair value loss on financial assets at fair value through profit or loss relates to the changes in the fair value of the financial assets which are measured at fair value through profit or loss. This loss is non-cash in nature and does not affect our cash flows in the current year.
Fair Value Gain on Warrant Liabilities
Fair value gain on warrant liabilities relates to the changes in the fair value of the warrants which are issued for the de-SPAC transaction and measured at fair value through profit or loss. This gain is a non-cash income and does not affect our liquidity or cash flows in the current year.
Share of Loss of Equity-accounted Investees, net of tax
Share of loss of equity-accounted investees, net of tax relates to our portion of the net loss generated by interests in equity-accounted investees over which we have joint control or we exercise significant influence but do not control outright.
Other Finance Costs From Continuing Operations
Other finance costs from continuing operations decreased by $3.9 million, or 97%, from $4.0 million for the year ended December 31, 2022 to $0.1 million for the year ended December 31, 2023. The decrease was mainly attributable to the finance cost incurred in connection with the corporate restructuring, which resulted in amortization cost of Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares in connection with the redemption right attached to such Preferred Shares, which was converted as an equity on May 18, 2022. No other finance costs have been incurred in connection with the preference shares after May 18, 2022.
(Loss)/Profit From Discontinued Operations
(Loss)/profit from discontinued operations decreased by $43.5 million, or 124%, from a profit of $35.1 million for the year ended December 31, 2022 to a loss of $8.4 million for the year ended December 31, 2023. The decrease was mainly attributable to the Group discontinued its COVID-19-related diagnostic services globally, including other DNA testing operations in the EMEA region in 2023. This notable shift reflects the strategic decision to discontinue our COVID-19-related diagnostic services globally, including other DNA testing operations in the EMEA region. This strategic move reflects the Group's commitment to its evolving business focus and we incurred costs associated with exiting these discontinued operations.

Comparison of the Year Ended December 31, 2022 and 2021
Revenue From Continuing Operations

	Year Ended December 31
	2022	2021	$Change	% Change
	($ in thousands, unless otherwise stated)
	(Restated)	(Restated)
Prevention	$13,164	$12,533	$631	5%
Our revenue from continuing operations increased by $0.6 million, or 5%, from $12.5 million for the year ended December 31, 2021 to $13.2 million for the year ended December 31, 2022.
Prevention. The revenue generated by our preventive testing service increased by $0.6 million, or 5%, from $12.5 million for the year ended December 31, 2021 to $13.2 million for the year ended December 31, 2022. The increase was attributable primarily to an increase in sales volume of CircleDNA, our genetic testing services, which we believe was driven by the rising awareness of the importance of health diagnosis and prevention following COVID-19. In addition, we believe the increase was driven by enhanced brand awareness and customer recognition of our products resulting from our promotional and marketing efforts in our existing markets and new markets including the U.K., Singapore and Malaysia.
Direct Costs, Gross Profit and Gross Margin From Continuing Operations
Total direct costs from continuing operations increased by $0.6 million, or 7%, from $8.9 million for the year ended December 31, 2021 to $9.5 million for the year ended December 31, 2022. The increase in direct costs was attributable primarily to the decrease in various costs, including direct material costs of test kits, service and other charges, and staff costs.
Our gross profit from continuing operations slightly increased. This increase in gross profit occurred despite both revenue and direct costs experiencing an upward trend. However, the rise in direct costs was effectively managed, allowing us to maintain a slight increase in gross profit.
Our gross margin from continuing operations decreased from 29% for the year ended December 31, 2021 to 27% for the year ended December 31, 2022. This decrease was primarily influenced by a shift in focus towards our COVID-19-related business, which may have different margin characteristics compared to our other operations.
Other Income and Other Net Gains/(Losses) From Continuing Operations
Other income and other net gains/(losses) from continuing operations increased by $0.6 million, or 313%, from a loss of $0.2 million for the year ended December 31, 2021 to a gain of $0.4 million December 31, 2022. The increase in other income and other net losses or gains was primarily due to increase of government subsidies under anti-epidemic fund and the bank interest income from the short-term deposits.
Selling and Distribution Expenses From Continuing Operations
Selling and distribution expenses from continuing operations decreased by $1.0 million, or 17%, from $5.7 million for the year ended December 31, 2021 to $4.7 million for the year ended December 31, 2022. The decrease in selling and distribution expenses was primarily due to a decrease in advertising expenses.
Research and Development Expenses From Continuing Operations
Research and development expenses from continuing operations decreased by $0.4 million, or 6%, from $6.4 million for the year ended December 31, 2021 to $6.0 million for the year ended December 31, 2022. This decrease was primarily driven by reductions in staff costs and equity-settled share-based payment expenses. These adjustments reflect our ongoing efforts to optimize our research and development activities while ensuring prudent cost management.

Administrative and Other Operating Expenses From Continuing Operations
Administrative and other operating expenses from continuing operations increased by $11.4 million, or 24%, from $47.9 million for the year ended December 31, 2021 to $59.3 million for the year ended December 31, 2022. The increase in administrative and other operating expenses was due primarily to an increase in equity-settled share-based payment expenses.
Fair Value Loss on Financial Assets at Fair Value Through Profit or Loss
Fair value loss on financial assets at fair value through profit or loss relates to the changes in the fair value of the financial assets which are measured at fair value through profit or loss. This loss is non-cash in nature and does not affect our cash flows in the current year.
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
Other Finance Costs From Continuing Operations
Other finance costs from continuing operations decreased by $1.1 million, or 21%, from $5.1 million for the year ended December 31, 2021 to $4.0 million for the year ended December 31, 2022. The decrease was mainly attributable to the finance cost incurred in connection with the corporate restructuring, which resulted in amortization cost of Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares in connection with the redemption right attached to such Preferred Shares, which was converted as an equity on May 18, 2022. No other finance costs have been incurred in connection with the preference shares after May 18, 2022.
Profit From Discontinued Operations
Profit from discontinued operations decreased by $10.0 million, or 22%, from a profit of $45.1 million for the year ended December 31, 2021 to a profit of $35.1 million for the year ended December 31, 2022. The decrease was mainly attributable to the Group discontinued its COVID-19-related diagnostic services globally, including other DNA testing operations in the EMEA region. The decrease was mainly attributable to the reduced demand for COVID-19 services, particularly in the EMEA region.
B.Liquidity and Capital Resources
We have financed our operations primarily through issuance of ordinary shares, and cash generated from sales of our genetic and diagnostic test kits. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes as well as investment in R&D and potential mergers and acquisition opportunities.
As of December 31, 2023 and 2022, our principal source of liquidity was our cash balance of $45.7 million and $146.7 million, respectively, which was held for working capital purposes. Additionally, we had short term deposits with banks beyond 3 months of $16.0 million and $19.9 million as of December 31, 2023 and 2022, respectively. We incurred a net loss after tax of $(64.8) million, $(190.5) million, and $(174.0) million for the years ended December 31, 2023, 2022 and 2021, respectively.
Our cash outflows from operations were $13.8 million for the year ended December 31, 2023, while our cash inflows from operations were $14.5 million and $13.4 million for the years ended December 31, 2022 and 2021, respectively. We raised $146.2 million of cash during the year ended December 31, 2022, through the reversed capitalization.
Between Prenetics HK and its subsidiaries, the cash is transferred from Prenetics HK to its subsidiaries in the form of capital contributions or through intercompany advances. If needed, cash may be transferred between Prenetics HK and its subsidiaries in the United Kingdom, Taiwan, India, Singapore and South Africa through intercompany fund advances and capital contributions, and there are currently no restrictions on transferring funds between Prenetics HK and its subsidiaries in the United Kingdom, Taiwan, India, Singapore and South Africa. Cash generated from Prenetics HK is used to fund operations of its subsidiaries, and no funds were transferred from Prenetics HK’s subsidiaries in the United Kingdom to fund operations of Prenetics HK for the years ended December 31, 2023, 2022 and 2021. Under our cash management policy, the amount of intercompany transfer of funds is determined based on the working capital needs of the subsidiaries and intercompany transactions, and is subject to internal approval process and funding arrangements. Our management reviews and monitors our cash flow forecast and working capital needs of the subsidiaries on a regular basis.
The following table summarized the amount of cash transferred in between Prenetics HK to its subsidiaries for the periods presented:

	Year Ended December 31,
	2023	2022	2021
	($ in thousands)
Net cash transferred from Prenetics HK to UK subsidiaries	—	—	5,600
Net cash transferred from Prenetics HK to India subsidiary	640	1,369	553
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
Assuming the exercise of all outstanding warrants for cash, we would receive aggregate proceeds of approximately $154.6 million. However, we will only receive such proceeds if all the Warrant holders exercise all of their Warrants. The exercise price of our Warrants was $8.91 per 1.29 shares (or an effective price of $6.91 per share), subject to adjustment. After completion of our reverse stock split of 15-to-1 in November 2023, the exercise price of our Warrants has been adjusted to $133.65 per 1.29 shares (or an effective price of $103.60 per share). We believe that the likelihood that warrant holders determine to exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Class A Ordinary Shares. If the market price for our Class A Ordinary Shares is less than the exercise price of the warrants (on a per share basis), we believe that warrant holders will be very unlikely to exercise any of their warrants, and accordingly, we will not receive any such proceeds. There is no assurance that the warrants will be “in the money” prior to their expiration or that the warrant holders will exercise their warrants. As of April 24, 2024, the closing price of our Class A Ordinary Shares was $4.79 per share. Holders of the Private Warrants have the option to exercise the Private Warrants on a cashless basis in accordance with the Existing Warrant Agreement. To the extent that any warrants are exercised on a cashless basis, the amount of cash we would receive from the exercise of the warrants will decrease. Even though the current trading price of the Class A Ordinary Shares is below $10.00, which is the price at which the units were issued in Artisan’s IPO, Artisan LLC (the "Sponsor") (or its transferees) and certain other selling securityholders have an incentive to sell their Class A Ordinary Shares because they will still profit on sales due to the lower price at which they purchased their shares compared to the public investors in Artisan’s IPO or the current trading price of our Class A Ordinary Shares. Public investors may not experience a similar rate of return on the securities they purchase due to differences in the purchase prices that they paid and the current trading price.

On December 30, 2022, we acquired 74.39% of equity interest in ACT for a total consideration of $20 million in cash and 19,891,910 Class A Ordinary Shares (as of the date of this Annual Report, these shares have been consolidated into approximately 1,326,128 Class A Ordinary Shares, due to the reverse stock split).
On July 20, 2023, we initiated a 50/50 equity-accounted investee, Insighta. This establishment involved a total consideration of $80 million in cash and 22,222,222 Class A Ordinary Shares (as of the date of this Annual Report, these shares have been consolidated into 1,481,482 Class A Ordinary Shares, due to the reverse stock split).
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
The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2023	2022	2021

	($ in thousands)
Net cash (used in)/from operating activities	(13,765)	14,515	13,416
Net cash used in investing activities	(82,952)	(46,145)	(22,022)
Net cash (used in)/from financing activities	(4,705)	143,319	29,317
Operating Activities
Net cash used in operating activities of $13.8 million for the year ended December 31, 2023 was primarily related to a loss for the year of $64.8 million, adjusted for certain non-cash items, which included fair value loss on financial assets at fair value through profit or loss of $7.1 million, fair value gain on warrant liabilities of $3.4 million, impairment loss of goodwill of $3.9 million, equity-settled share-based payment expenses of $10.6 million, other finance costs of $0.2 million, write-off on inventories of $3.1 million, depreciation of $5.9 million and amortization of intangible assets of $1.9 million. The net changes in operating assets and liabilities of $24.2 million were primarily related to a decrease in trade receivables of $37.6 million from the settlement of sales invoices, a decrease in deposits and prepayments and other receivables of $1.6 million due primarily to decrease prepayments for test kits, an increase in inventories of $1.7 million due to the inclusion of inventory from the acquisition of ACT, which occurred last year but was integrated into our operations during the current year, a decrease in trade payables of $5.6 million due to the settlement of the vendor balance, a decrease in accrued expenses and other current liabilities of $7.4 million due to settlement of outstanding balance and decreased expenditure on staff costs and legal and professional fees, an increase in contract liabilities of $0.4 million mainly related to the timing difference on the report release on testing services, and an increase in deferred expenses of $1.0 million as a result of RSUs repurchases.
Net cash from operating activities of $14.5 million for the year ended December 31, 2022 was primarily related to a loss for the year of $190.5 million, adjusted for certain non-cash items, which included fair value loss on financial assets at fair value through profit or loss of $9.4 million, fair value loss on preference shares liabilities of $60.1 million, fair value gain on warrant liabilities of $3.2 million, share-based payment on listing of $89.5 million, equity-settled share-based payment expenses of $31.6 million, restructuring costs in relation to diagnostic business of $30.4 million, other finance costs of $4.2 million, write-off on inventories of $2.1 million, depreciation of $6.0 million and amortization of intangible assets of $1.6 million. The net changes in operating assets and liabilities of $33.8 million were primarily related to a decrease in trade receivables of $7.0 million from the settlement of sales invoices, an increase in deposits and prepayments and other receivables of $1.2 million due primarily to increased prepayments for test kits, a decrease in inventories of $1.3 million due to consumption of test kits, which were partially offset by a decrease in trade payables, accrued expenses and other current liabilities of $24.4 million due to settlement of outstanding balance and decreased expenditure on staff costs and legal and professional fees, a decrease in contract liabilities of $4.0 million mainly related to the report release on COVID-19 testing services, and an increase in deferred expenses of $10.9 million as a result of an advanced payment.
Net cash from operating activities of $13.4 million for the year ended December 31, 2021 was primarily related to a loss for the year of $174.0 million, adjusted for certain non-cash items, which included fair value loss on preference shares liabilities of $125.4 million, fair value loss on convertible securities of $29.1 million, equity-settled share-based payment expenses of $22.5 million, other finance costs of $5.2 million, depreciation of $4.3 million, amortization of intangible assets of $3.1 million and loss on disposal of a subsidiary of $0.3 million. The net changes in operating assets and liabilities of $6.6 million were primarily related to an increase in trade receivables of $24.1 million from increased sales of the COVID-19 testing services in 2021, an increase in deposits and prepayments and other receivables of $6.1 million due primarily to increased prepayments for test kits, an increase in inventories of $2.3 million due to increased demand in test kits and our decision to continue to reasonably increase our inventory level to avoid any unpredictable logistics disruption from the ongoing impact of COVID-19 on the global supply chain, which were partially offset by an increase in accrued expenses and other current liabilities of $27.4 million due to increased expenditure on staff costs and legal and professional fees, an increase in contract liabilities of $2.5 million mainly related to increased deferred revenue on COVID-19 testing services corresponding to the growth in sales volume, and a decrease in trade payables of $3.5 million as a result of the settlement on outstanding balance.
Investing Activities
Cash flows used in investing activities primarily relate to purchases of property, plant and equipment and intangible assets, payment for purchase of financial assets at fair value through profit or loss, payment for acquisition, and investment in an equity-accounted investee.
Net cash used in investing activities was $83.0 million for the year ended December 31, 2023, which consisted primarily of payment for purchase of financial assets at fair value through profit or loss of $10.0 million, investment in an equity-accounted investee of $80.0 million, payment for purchase of property, plant and equipment of $0.3 million and payment for purchase of intangible assets of $0.6 million.
Net cash used in investing activities was $46.1 million for the year ended December 31, 2022, which consisted primarily of payment for purchase of financial assets at fair value through profit or loss of $20.0 million, payment for purchase of short-term deposits of $19.9 million, proceeds from redemption of financial assets at fair value through profit or loss of $3.0 million, net cash outflow arising from the ACT Acquisition of $3.4 million, payment for purchase of property, plant and equipment of $4.9 million and payment for purchase of intangible assets of $1.4 million.
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
Financing Activities
Cash flows used in financing activities primarily relate to capital and interest elements of lease rentals paid, payment for purchase of treasury shares, proceeds from the reverse capitalization, and proceeds from issuance of preference shares.
Net cash used in financing activities was $4.7 million for the year ended December 31, 2023, which consisted primarily of $1.2 million in payment for purchase of treasury shares and $3.2 million in capital element of lease rentals paid.
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
Material Cash Requirements Capital Expenditures
Our capital expenditures are primarily incurred for the purchase of property, equipment, and intangible assets. Our total capital expenditures were $0.9 million, $6.3 million, and $11.4 million for the years ended December 31, 2023, 2022, and 2021, respectively. We intend to continue to make capital expenditures to meet the needs of our research and development activities.
Contractual and Other Obligations
Other than the ordinary cash requirements for our operations and our capital expenditure, our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include lease liabilities, warrant liabilities, and liabilities for puttable financial instruments. The following table sets forth their details as of December 31, 2023:

	Payment Due by Period
	Total	Less than 1 year	1 – 2 Years	More than 2 years

	($ in thousands)
Lease liabilities	2,441	1,549	788	104
Warrant liabilities	224	224	—	—
Liabilities for puttable financial instruments	14,623	14,623	—	—
Off-Balance Sheet Arrangements
Since the date of our incorporation, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.
C.Research and Development, Patents and Licenses, Etc.
See “Item 4. Information on the Company — B. Business Overview — Research & Development” and “Item 4. Information on the Company — B. Business Overview — Intellectual Property.”
D.Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2023 to December 31, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E.Critical Accounting Estimates
Our consolidated financial statements are prepared in accordance with IFRS Accounting Standards, and the preparation of these consolidated financial statements requires us to make estimates that affect the application of the Group's accounting policies and the reported amounts of assets, liabilities, revenue, costs and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.
Impairment Test of Cash Generating Units Containing Goodwill and Intangible Assets
Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognized no longer exists or may have decreased:

•intangible assets; and
•goodwill
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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth certain information relating to our executive officers and directors as of the date of this annual report. Our board of directors is comprised of five directors.

Name	Age	Position/Title
Yeung Danny Sheng Wu	45	Director, Chairperson and Chief Executive Officer
Cheng Yin Pan (Ben)	36	Independent Director
Dr. Cui Zhanfeng	61	Director
Ian Ying Woo	51	Independent Director
Chiu Wing Kwan Winnie	44	Independent Director
Dr. Tzang Chi Hung Lawrence	50	Chief Scientific Officer
Lo Hoi Chun (Stephen)	39	Chief Financial Officer
Dr. Senthil Sundaram	50	Chief Clinical Officer
Dr. Wong Yung Ho Peter	42	Chief Technology Officer
Joel Neoh	40	Chief Consumer Officer and Managing Director for CircleDNA
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
Chiu Wing Kwan Winnie, JP has served as the Chairman and Executive Director of Dorsett Hospitality International, a global hospitality group with a footprint in 22 major cities worldwide and over 60 hotels, since November 2011, the Joint Managing Director of Far East Consortium International Limited (HKEx: 0035) since January 2024, and the Chairperson of AGORA Hospitality Group Co., Ltd (TYO: 9704) since June 2015. Ms. Chiu has also served in various government and community service capacities and is a Committee Member of Mega Arts and Cultural Events Committee since 2023, Hong Kong Academy for Wealth Legacy since 2023, Council Member of Vocational Training Council and University of Hong Kong since 2022, Member of the Singapore Management University International Advisory Council in China and Member of the Committee of Overseers of Wu Yee Sun College of Chinese University of Hong Kong since 2014. Ms. Chiu is also the head of the Dorsett Investment team and her own family office, the General Partner of Beyond Ventures and Astera Private Credit Fund, a member of the investment committee of the AEF (Alibaba Entrepreneurs Fund) Greater Bay Area Fund and leading venture capital firm Gobi Partners.
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
Lo Hoi Chun (Stephen) has served as our Chief Financial Officer since 2018. Prior to joining us, Mr. Lo served as the Vice President in the Asia Pacific Investment Banking team of Citigroup, where he worked extensively on initial public offering transactions, placements, debt issuances and cross border mergers and acquisitions in Asia and the U.S. Previously, Mr. Lo was an auditor with Ernst & Young. Mr. Lo received a Master of Business Administration from Yale University’s School of Management, a Master of Science in Accounting and Finance from the London School of Economics and Political Science and a bachelor’s degree in Accounting from Hong Kong Baptist University. Mr. Lo is a Fellow of the Hong Kong Institute of Certified Public Accountants, a Chartered Accountant of the Institute of Chartered Accountants in England and Wales (ICAEW) and a CFA Charter holder. He serves on the Hong Kong Committee of ICAEW and co-chair the ICAEW Hong Kong Leaders under 40 Committee.
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
Joel Neoh is our Chief Consumer Officer and Managing Director for CircleDNA. He is a serial entrepreneur and technology executive with over 15 years of top-flight leadership and board experience. His experience in consumer technology spans sectors such as fintech, e-commerce, digital media, and health & wellness. Most recently, he was the founder of Fave, a leading Southeast Asian fintech platform backed by Sequoia Capital and acquired by Pine Labs, a unicorn company. Mr. Neoh has been instrumental in accelerating digital payments and financial services for millions of consumers and merchants. Previously, he was the founder of GroupsMore, which was acquired by Groupon. While at Groupon, he headed up its Asia Pacific business, overseeing more than 2,000 employees. Mr. Neoh’s entrepreneurial journey started out by co-founding Says.com, one of Malaysia’s largest digital news platforms. He is also a Board Director for the Institute of Corporate Directors Malaysia, promoting excellence in corporate governance. His entrepreneurial success and leadership led to his recognition as Ernst & Young Emerging Entrepreneur of the Year (Malaysia) in 2012, and as a Young Global Leader by the World Economic Forum in 2013.

B.Compensation
Compensation of Directors and Executive Officers
In 2023, we paid an aggregate of US$4.7 million and US$10.3 million in cash compensation and benefits in kind to our directors and executive officers as a group, respectively. Our directors and executive officers do not receive pension, retirement or other similar benefits, and we have not set aside or accrued any amount to provide such benefits to our executive officers. Our subsidiary in Hong Kong is required by the applicable local laws and regulations to make contributions to Mandatory Provident Fund.
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
Share Incentive Plans
Prenetics 2021 Plan
In June 2021, Prenetics’ board of directors adopted the 2021 Share Incentive Plan of Prenetics, or Prenetics 2021 Plan, which provides for the issuance of up to 14,814,113 shares (equivalent to approximately 987,608 shares after the reverse stock split) pursuant to all awards, including shares underlying the 2014 and 2016 Option Scheme and the 2017 Restricted Share Scheme.
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
The 2022 Plan
On May 18, 2022, we adopted the 2022 Share Incentive Plan, or the 2022 Plan, which became effective on the same day. The following summarizes the material terms of the 2022 Plan:
Shares Subject to the Plan. Initially, the maximum number of Ordinary Shares that may be issued under the 2022 Plan is (a) 16,479,399 (consolidated into 1,098,627 due to the 15:1 reverse stock split), which will be increased on the first day of each calendar year beginning in the year immediately following closing of the Business Combination and during the term of the 2022 Plan, in an amount equal to the lesser of (i) three percent (3%) of the total number of shares issued and outstanding on an as-converted fully-diluted basis on the last day of the immediately preceding fiscal year and (ii) such number of shares determined by our board of directors, plus (b) the number of shares reserved for issuance in accordance with an employee share purchase program (the “Employee Share Purchase Program”) to be adopted by a committee consisting of one or more members of our board of directors (the “Committee”) following the consummation of the Business Combination. The maximum number that may be issued subject to RSUs with respect to Prenetics Ordinary Shares (“Prenetics RSUs”) granted pursuant to the Employee Share Purchase Program is 3,295,880 (consolidated into 219,726 due to the 15:1 reverse stock split), which will automatically increase on the first day of each calendar year for a period of not more than ten years from the Acquisition Merger Effective Date, in an amount equal to the lesser of (a) one percent (1%) of our fully-diluted share capital on the last day of the immediately preceding calendar year or (b) such small number determined by the Committee.
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
As of April 24, 2024, Prenetics RSUs underlying 692,394 Class A Ordinary Shares and 165,247 Class B Ordinary Shares were outstanding under the 2022 Plan.
RSU
As of April 24, 2024, there were a total of 604,090 Class A Ordinary Shares and 165,247 Class B Ordinary Shares underlying grants of outstanding RSUs that were held by the directors and executive officers as a group. The following table summarizes, as of April 24, 2024, the number of outstanding ordinary shares underlying outstanding RSUs that we granted to our directors and executive officers.

Name	Number of Ordinary Shares Underlying outstanding RSUs	Date of Grant
Yeung Danny Sheng Wu	111,294	June 30, 2021
	53,953	June 23, 2023
Dr. Tzang Chi Hung Lawrence	304,295	June 23, 2023
Lo Hoi Chun (Stephen)	33,494	June 30, 2022
	132,491	June 23, 2023
Dr. Senthil Sundaram	*	June 30, 2022
	*	June 23, 2023
Dr. Wong Yung Ho Peter	*	June 30, 2022
	*	June 23, 2023
Joel Neoh	*	June 30, 2023
_______________
Note:
*Less than 1% of the outstanding ordinary shares underlying RSUs an as-converted basis outstanding as of April 24, 2024.
C.Board Practices
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
The audit committee oversees our accounting and financial reporting processes. The audit committee is responsible for, among other things:
•appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•reviewing with the independent auditors any audit problems or difficulties and management’s response;

•discussing the annual audited financial statements with management and the independent auditors;
•reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
•reviewing and approving all proposed related party transactions;
•meeting separately and periodically with management and the independent auditors;
•monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
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
The compensation committee is responsible for, among other things:
•reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
•reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
•reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
•the selection of compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.
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
The nominating and corporate governance committee is responsible for, among other things:
•selecting and recommending to the board of directors nominees for election by the shareholders or appointment by the board of directors;
•reviewing annually with the board of directors the current composition of the board of directors with regard to characteristics such as independence, knowledge, skills, experience and diversity;
•making recommendations on the frequency and structure of our board of directors meetings and monitoring the functioning of the committees of our board of directors; and
•advising our board of directors periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any remedial action to be taken.
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
Terms of Directors
A director shall hold office until such time as he or she resigns his office by notice in writing to us, is removed from office by ordinary resolution or is otherwise disqualified from acting as a director or removed in accordance with the Articles. Each of our directors has been serving on our board since May 18, 2022.
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
D.Employees
As of December 31, 2023, we had approximately 320 full-time employees. The following table sets forth the number of our employees categorized by function and geographic region as of the date of this annual report:

Function:	As of December 31, 2023
General and administrative	88
Operations	62
Research and development	107
Sales and marketing	67
Total	324

Geographic Region:	As of December 31, 2023
The U.K.	17
Hong Kong	107
Taiwan	147
Others	53
Total	324
As of December 31, 2023, we had 324 employees and operated across nine locations, including the U.K., Hong Kong, Taiwan, Japan, and Southeast Asia. Our employees are primarily located in Hong Kong and Taiwan. We believe we generally have good relationships with our employees.
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
E.Share Ownership
The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 24, 2024 by:
•each person known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares;
•each of our directors and executive officers; and
•all our directors and executive officers as a group.
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

The percentage of our ordinary shares beneficially owned is computed on the basis of 10,636,254 Class A Ordinary Shares and 1,580,972 Class B Ordinary Shares issued and outstanding as of April 24, 2024.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Total Ordinary Shares	% of Voting Power(2)
Directors and Executive Officers(1)
Yeung Danny Sheng Wu(3)	—	1,580,972	1,580,972	12.94%	74.83%
Cheng Yin Pan (Ben)	—	—	—	—	—
Dr. Cui Zhanfeng	*	—	*	*	*
Ian Ying Woo	*	—	*	*	*
Chiu Wing Kwan Winnie(4)	*	—	*	*	*
Dr. Tzang Chi Hung Lawrence(5)	537,102	—	537,102	4.40%	1.27%
Lo Hoi Chun (Stephen)	162,624	—	162,624	1.33%	*
Dr. Senthil Sundaram	*	—	*	*	*
Dr. Wong Yung Ho Peter	*	—	*	*	*
Joel Neoh	*	—	*	*	*
All Directors and Executive Officers as a Group	917,662	1,580,972	2,498,634	20.45%	77.00%
Principal Shareholders
Lo Yuk Ming Dennis(8)	722,223	—	722,223	5.91%	1.71%
Prudential Hong Kong Limited(6)	684,822	—	684,822	5.61%	1.62%
Yeung Danny Sheng Wu(3)	—	1,580,972	1,580,972	12.94%	74.83%
Genetel Bioventures Limited(7)	613,786	—	613,786	5.02%	1.45%
_______________
*Less than 1% of the total number of outstanding ordinary shares
(1)The business address for the directors and executive officers of the Company is Unit 703-706, K11 Atelier King’s Road, 728 King’s Road, Quarry Bay, Hong Kong.
(2)For each person or group included in this column, percentage of total voting power represents voting power based on both Class A Ordinary Shares and Class B Ordinary Shares held by such person or group with respect to all outstanding Ordinary Shares as a single class. Each holder of Class A Ordinary Shares is entitled to one vote per share. Each holder of Class B Ordinary Shares is entitled to twenty (20) votes per share. Class B Ordinary Shares are convertible at any time by the holder into Class A Ordinary Shares on a one-for-one basis, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.
(3)Represents 647,592 Class B Ordinary Shares held by Da Yeung Limited, a British Virgin Islands company and 933,380 Class B Ordinary Shares held by Yeung Danny Sheng Wu. Da Yeung Limited is wholly owned by Yeung Danny Sheng Wu. The registered address of Da Yeung Limited is Coastal Building, Wickham’s Cay II, P. 0. Box 2221, Road Town, Tortola, VG 1110, British Virgin Islands.
(4)Represents Class A Ordinary Shares held by Lucky Rider Investments Limited, a British Virgin Islands company. Lucky Rider Investments Limited is wholly owned by Chiu Wing Kwan Winnie. The registered address of Lucky Rider Investments Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(5)Represents 256,048 Class A Ordinary Shares held by For Excelsiors Limited, a British Virgin Islands company, and 281,054 Class A Ordinary Shares held by Tzang Chi Hung Lawrence. For Excelsiors Limited is wholly owned by Tzang Chi Hung Lawrence. The registered address of For Excelsiors Limited is Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, VG 1110, British Virgin Islands.
(6)The number of the Class A Ordinary Shares is as reported in a Schedule 13G/A filed by Eastspring Investments (Singapore) Limited on February 5, 2024. Prudential Hong Kong Limited's shareholding has been reduced from 7.93%, as discussed in a Schedule 13G/A filed by Eastspring Investments (Singapore) Limited on February 8, 2023, to 5.61% as disclosed herein.
(7)Based on the most recently available Schedule 13G jointly filed by Genetel Bioventures Limited and Michael Yang Mengsu on August 17, 2022.
(8)Based on the most recently available Schedule 13D filed by Lo Yuk Ming Dennis on August 7, 2023.

F.Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
B.Related Party Transactions
Business Combination

On May 18, 2022, the Company consummated the transactions contemplated by the previously announced business combination pursuant to the Business Combination Agreement dated September 15, 2021 (as amended by an Amendment to Business Combination Agreement dated as of March 30, 2022), by and among the Company, Artisan, AAC Merger Limited ("Artisan Merger Sub"), PGL Merger Limited ("Prenetics Merger Sub") and Prenetics. Pursuant to the Business Combination Agreement, (i) Artisan merged with and into Artisan Merger Sub, with Artisan Merger Sub surviving and remaining as our wholly owned subsidiary ("Initial Merger") and (ii) following the Initial Merger, Prenetics Merger Sub merged with and into Prenetics, with Prenetics being the surviving entity and becoming our wholly owned subsidiary ("Acquisition Merger").

The Business Combination Agreement contained customary representations and warranties and pre- and post-closing covenants of each party and customary closing conditions.
The Initial Merger

As a result of the Initial Merger, at the Initial Merger Effective Time (i) all the property, rights, privileges, agreements, powers and franchises, liabilities and duties of Artisan and Artisan Merger Sub became the property, rights, privileges, agreements, powers and franchises, liabilities and duties of Artisan Merger Sub as the surviving company, and Artisan Merger Sub thereafter became as a wholly owned subsidiary of the Company and the separate corporate existence of Artisan ceased to exist, (ii) each issued and outstanding security of Artisan immediately prior to the Initial Merger Effective Time was cancelled in exchange for or converted into securities of the Company or other rights or property as set out below, (iii) Cheng Yin Pan (Ben) was appointed as a director on the board of directors of the Company, in addition to the then existing director of the Company, the then existing officers (if any) ceased to hold office and the initial officers of the Company from the Initial Merger Effective Time were appointed as determined by us, (iv) Cheng Yin Pan (Ben) was appointed as a director on the board of directors of Artisan Merger Sub and held office until the Acquisition Effective Time, in addition to the then existing director of Artisan Merger Sub, the then existing officers of Artisan Merger Sub (if any) ceased to hold office and the initial officers of Artisan Merger Sub from the Initial Merger Effective Time were appointed as determined by us, (v) Artisan Merger Sub’s memorandum and articles of association was amended and restated to read in their entirety in the form attached as Exhibit G to the Business Combination Agreement, and (vi) the Company’s memorandum and articles of association were amended and restated to read in their entirety in the form attached as Exhibit I to the Business Combination Agreement.

Subject to the terms and conditions of the Business Combination Agreement, at the Initial Merger Effective Time:

•each unit issued in Artisan's IPO ("Unit") and outstanding immediately prior to the Initial Merger Effective Time was automatically detached and the holder thereof was deemed to hold one Class A ordinary share of Artisan ("Artisan Public Share") and one-third of a redeemable warrants entitling its holder to purchase one Artisan Public Share at an exercise price of $11.50 per share, subject to adjustment ("Artisan Public Warrant");
•immediately following the separation of each Unit, each Artisan Public Share issued and outstanding immediately prior to the Initial Merger Effective Time (excluding Artisan Public Shares that are held by Artisan shareholders that validly exercise their redemption rights, dissenting Artisan shares and Artisan treasury shares) was cancelled in exchange for the right to receive the number of newly issued Class A Ordinary Shares equal to a ratio equivalent to 1.29 ("Class A Exchange Ratio");
•each Artisan Warrant (which, for the avoidance of doubt, includes the Artisan Public Warrants held as a result of the separation of the Units) outstanding immediately prior to the Initial Merger Effective Time ceased to be a warrant with respect to Artisan Public Shares and be assumed by the Company and converted into a warrant to purchase such number of Class A Ordinary Share equal to the Class A Exchange Ratio subject to substantially the same terms and conditions prior to the Initial Merger Effective Time in accordance with the provisions of the Assignment, Assumption and Amendment Agreement;
•the single share in the capital of Artisan Merger Sub issued and outstanding immediately prior to the Initial Merger Effective Time and owned by the Company continued existing and constituted the only issued and outstanding share in the capital of Artisan Merger Sub; and
•the holder of one share of the Company and any other shares of the Company immediately prior to the Initial Merger Effective Time surrendered such shares for no consideration to the Company and all such shares were cancelled by the Company.

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

Subject to the terms and conditions of the Business Combination Agreement, at the Acquisition Effective Time:

•each Prenetics Ordinary Share and Prenetics Preferred Share (other than Prenetics Key Executive Shares, Prenetics Dissenting Shares and Prenetics Treasury Shares) issued and outstanding immediately prior to the Acquisition Effective Time was cancelled in exchange for the right to receive such fraction of a newly issued Class A Ordinary Share that is equal to the Exchange Ratio, without interest, subject to rounding up to the nearest whole Class A Ordinary Share with respect to the total number of Class A Ordinary Shares to be received by each Prenetics shareholder;
•each Prenetics Key Executive Share issued and outstanding immediately prior to the Acquisition Effective Time was cancelled in exchange for the right to receive such fraction of a newly issued Class B Ordinary Share that is equal to the Exchange Ratio, without interest, subject to rounding up to the nearest whole Class B Ordinary Share with respect to the total number of Class B Ordinary Shares to be received by Danny Yeung;
•each Prenetics RSU outstanding immediately prior to the Acquisition Effective Time, whether vested or unvested, was automatically assumed by the Company and converted into an award of restricted share units representing the right to receive the number of Class A Ordinary Shares equal to (i) the number of Prenetics Ordinary Shares subject to such Prenetics RSU immediately prior to the Acquisition Effective Time multiplied by (ii) the Exchange Ratio (such product rounded down to the nearest whole number), and otherwise, was subject to substantially the same terms and conditions as were applicable to such Prenetics RSU immediately prior to the Acquisition Effective Time; and
•each Prenetics Key Executive RSU outstanding immediately prior to the Acquisition Effective Time, whether vested or unvested, was automatically assumed by the Company and converted into an award of restricted share units representing the right to receive the number of Class B Ordinary Shares equal to (i) the number of Prenetics Ordinary Shares subject to such Prenetics Key Executive RSU immediately prior to the Acquisition Effective Time multiplied by (ii) the Exchange Ratio (such product rounded down to the nearest whole number), and otherwise, was subject to substantially the same terms and conditions as were applicable to such Prenetics Key Executive RSU immediately prior to the Acquisition Effective Time.

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

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, the Company, Artisan, Artisan LLC ("Sponsor"), Prenetics and the directors of Artisan entered into the Sponsor Support Agreement, pursuant to which Sponsor agreed, among other things and subject to the terms and conditions set forth therein: (a) to vote in favor of (i) the transactions contemplated in the Business Combination Agreement and the other transaction proposals, (b) to waive the anti-dilution rights it held in respect of the Artisan Founder Shares under Artisan’s amended and restated memorandum and articles of association adopted by special resolution dated May 13, 2021, (c) to appear at an extraordinary general meeting of shareholders of Artisan held at 10:00 AM Eastern Time, on May 9, 2022 for purposes of constituting a quorum, (d) to vote against any proposals that would materially impede the transactions contemplated in the Business Combination Agreement and the other transaction proposals, (e) not to redeem any Artisan Shares held by Sponsor, (f) not to amend that certain letter agreement between Artisan, Sponsor and certain other parties thereto, dated as of May 13, 2021, (g) not to transfer any Artisan Shares held by Sponsor, (h) to unconditionally and irrevocably waive the dissenters’ rights pursuant to the Cayman Islands Companies Act in respect to all Artisan Shares held by Sponsor with respect to the Initial Merger, to the extent applicable, (i) to release, effective as of the Acquisition Effective Time, the Company, Artisan, Prenetics and its subsidiaries from all claims in respect of or relating to the period prior to the Closing, subject to the exceptions set forth therein (with Prenetics agreeing to release the Sponsor and Artisan on a reciprocal basis) and (j) to agree to a lock-up of its Ordinary Shares, Warrants and Ordinary Shares received upon the exercise of any Warrants during the respective periods as set forth therein, subject to certain exceptions.
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

Sponsor Agreement

On March 30, 2022 and in connection with the BCA Amendment, the Company, Prenetics and Artisan entered into the sponsor agreement with the Sponsor and the Artisan independent directors, pursuant to and subject to the terms of which, among other things, immediately prior to the consummation of the Initial Merger, Sponsor and the Artisan independent directors contributed, transferred, assigned, conveyed and delivered to Artisan all of their respective right, title and interest in, to and under their Artisan Founder Shares in exchange for Artisan Public Shares, and the Sponsor also surrendered and forfeited certain Private Placement Warrants for no consideration ("Sponsor Agreement"). In connection with the foregoing and immediately prior to the consummation of the Initial Merger, (i) all 9,133,558 outstanding Artisan Founder Shares held by Sponsor were exchanged and converted into such number of Artisan Public Shares equal to (x) 6,933,558, divided by (y) the Class A Exchange Ratio; (ii) the aggregate of 100,000 outstanding Artisan Founder Shares held by the Artisan independent directors were exchanged and converted into such number of Artisan Public Shares equal to (x) 100,000, divided by (y) the Class A Exchange Ratio; and (iii) the Sponsor automatically irrevocably surrendered and forfeited to Artisan for no consideration, as a contribution to capital, such number of Private Placement Warrants equal to (x) 5,857,898 minus (y) the quotient obtained by dividing 5,857,898 by the Class A Exchange Ratio.

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

Assignment, Assumption and Amendment Agreement

Concurrently with the execution of the Business Combination Agreement, Artisan, the Company and Continental entered into the Assignment, Assumption and Amendment Agreement and amended the Existing Warrant Agreement, pursuant to which, among other things, Artisan assigned all of its right, title and interest in the Existing Warrant Agreement to the Company, and the Company assumed such assignment from Artisan, including the warrants provided for under the Existing Warrant Agreement, in each case effective upon the closing of the Initial Merger.
Forward Purchase Agreements

Prior to the IPO, Artisan entered into the Forward Purchase Agreements, pursuant to which Aspex Master Fund and Pacific Alliance Asia Opportunity Fund L.P. (the "Forward Purchase Investors") agreed to purchase an aggregate of 6,000,000 Artisan Public Shares plus 1,500,000 redeemable warrants, entitling its holder to purchase one Artisan Public Share at an exercise price of $11.50 per share, subject to adjustment ("Artisan Warrants"), for a purchase price of $10.00 per Artisan Public Share, as applicable, or $60,000,000 in the aggregate, in a private placement to close immediately prior to the closing of the initial business combination of Artisan. Concurrently with the execution of the Business Combination Agreement, the Forward Purchase Investors entered into deeds of novation and amendment, pursuant to which the Forward Purchase Investors agreed to replace their commitments to purchase the Artisan Public Shares and Artisan Warrants under the Forward Purchase Agreements with the commitment to purchase an aggregate of 6,000,000 Class A Ordinary Shares plus 1,500,000 redeemable Warrants, for a purchase price of $10.00 per Class A Ordinary Share, as applicable, or $60,000,000 in the aggregate, in a private placement to close immediately prior to the Closing.

Concurrently with the execution of the BCA Amendment, Artisan, the Company and Sponsor entered into an Amendment to Deed of Novation and Amendment with each of the Forward Purchase Investors, respectively, pursuant to which (i) the number of Class A Ordinary Shares was purchased by each Forward Purchase Investor immediately prior to the Acquisition Effective Time was increased by multiplying (a) the number of Class A Ordinary Shares that such Forward Purchase Investor agreed to purchase under the relevant Amended Forward Purchase Agreement by (b) the Class A Exchange Ratio, without additional consideration payable by such Forward Purchase Investor; (ii) the lock-up period applicable to such Forward Purchase Investor was amended to six months after the consummation of the Business Combination, subject to an earlier release if certain criteria are met; and (iii) such Forward Purchase Investor converted all Artisan Founder Shares held by it into Artisan Public Shares on a one-for-one basis immediately prior to the closing of the Initial Merger.

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
C.Interests of Experts and Counsel
Not applicable.

ITEM 8. FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
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
B.Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
ITEM 9. THE OFFER AND LISTING
A.Offering and Listing Details
See “C. Markets.”
B.Plan of Distribution
Not applicable.
C.Markets
Our Class A Ordinary Shares and Warrants are listed on NASDAQ under the symbols “PRE” and “PRENW,” respectively.
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.

ITEM 10. ADDITIONAL INFORMATION
A.Share Capital
Not applicable.
B.Memorandum and Articles of Association
We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in the section titled “Description of Share Capital” of our F-1 registration statement (File No. 333-265284), as amended, initially filed with the SEC on May 27, 2022.
C.Material Contracts
Other than contracts entered into in the ordinary course of business, and other than those described in “Item 3. Risk Factors — Risks Relating to Our Business and Industry,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions,” or described elsewhere in this annual report, the following contract summarized below are the material contracts that the Company has been a party to for the two years preceding the publication of this Annual Report.
ACT Sale and Purchase Agreements
On December 16, 2022, we announced that we had entered into the ACT Sale and Purchase Agreements, pursuant to which we agreed to issue 19.9 million Class A Ordinary Shares (equivalent to approximately 1.3 million shares after the reverse stock split) and pay a cash consideration of US$20 million to the selling shareholders of ACT Genomics for a 74.39% majority stake in ACT Genomics.
Insighta Share Sale Agreement and Share Subscription Agreement
On June 26, 2023, we announced that we had entered into definitive transaction documents to establish a joint venture between Prenetics, Professor Dennis Lo, and others, named Insighta (the “Joint Venture”) on June 25, 2023. The definitive agreements consisted of a share subscription agreement among Insighta Holdings Limited and Prenetics Global Limited, and a share sale agreement among Prenetics Global Limited, Professor Dennis Lo, and others. Pursuant to the definitive agreements, Prenetics received a 50% equity stake in the Joint Venture for a total consideration of US$100 million, which comprised of US$80 million cash consideration, and a US$20 million share consideration consisting of 22,222,222 newly issued Class A Ordinary Shares issued at an issue price of US$0.90 per Class A Ordinary Share (equivalent to 1,481,482 shares at a price of US$13.5 after the reverse stock split).
Registration Rights Agreement
In connection with the Insighta Share Sale Agreement, the Company entered into a Registration Rights Agreement with Professor Dennis Lo and AC-Tech Investment Limited on July 20, 2023, pursuant to which, among other things, the Company agreed to undertake certain resale shelf registration obligations in accordance with the Securities Act and granted Professor Dennis Lo and AC-Tech Investment Limited customary demand and piggyback registration rights.
D.Exchange Controls
There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to non-resident holders of its ordinary shares.
E.Taxation
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

This summary is limited to U.S. federal income tax considerations relevant to U.S. Holders that hold our securities as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:
•our officers or directors;
•banks, financial institutions or financial services entities;
•broker-dealers;
•taxpayers that are subject to the mark-to-market accounting rules;
•tax-exempt entities;
•S-corporations, partnerships and other pass-through entities or arrangements;
•governments or agencies or instrumentalities thereof;
•insurance companies;
•regulated investment companies;
•real estate investment trusts;
•expatriates or former long-term residents of the United States;
•persons that actually or constructively own five percent or more of our shares by vote or value;
•persons that acquired our securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;
•persons subject to the alternative minimum tax or the base erosion and anti-abuse tax;
•persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or
•U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.
As used in this annual report, the term “U.S. Holder” means a beneficial owner of our securities that is for U.S. federal income tax purposes:
•an individual citizen or resident of the United States;
•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has in effect under applicable U.S. Treasury regulations a valid election to be treated as a U.S. person.
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
Under these rules:
•the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares or Warrants;
•the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we were a PFIC, will be taxed as ordinary income;
•the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.
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
The Tax Concessions Law
Undertaking as to Tax Concessions
In accordance with the Tax Concessions Act (2018 Revision) of the Cayman Islands, the Governor in Cabinet of the Cayman Islands has undertaken with the Company:
(a)no law which is thereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and
(b)in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:
(i)on or in respect of the shares, debentures or other obligations of the Company; or
(ii)by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act (2018 Revision).
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
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.

H.Documents on Display
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
I.Subsidiary Information
Not applicable.
J.Annual Report to Security Holders
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
Our exposure to currency risk arising from recognized assets or liabilities denominated in USD as of December 31, 2023 is $41.5 million, and our exposure to currency risk arising from recognized assets or liabilities denominated in RMB as of December 31, 2023 is $0.1 million. A hypothetical 1% increase in the exchange rate between USD and HKD would decrease our loss after tax by $(346,058), and a hypothetical 5% increase in the exchange rate between RMB and HKD would decrease our loss after tax by (3,478), for the year ended December 31, 2023.
Credit Risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to us. Our credit risk is primarily attributable to our trade receivables and cash and cash equivalents.
Our credit risk arising from cash and cash equivalents is limited because the counterparties are banks and financial institutions with good credit rating for which we consider to have low credit risk. Our exposure to credit risk arising from trade receivables is influenced mainly by the individual characteristics of each customer. As of December 31, 2023, 11% and 26% of the total trade receivables were due from our largest customer and our five largest customers, respectively. We limit our credit risk arising from trade receivables by performing individual credit evaluations on all customers requiring credit over a certain amount, which take into account the customer’s past payment history, financial position and other factors.

Liquidity Risk
We manage our liquidity risk by regularly monitoring our liquidity requirements to ensure that we maintain sufficient reserves of cash to meet our liquidity requirements in the short and longer term.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not applicable.
B.Warrants and Rights
Not applicable.
C.Other Securities
Not applicable.
D.American Depositary Shares
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
Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.
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

	For the Year Ended December 31,
	2021	2022	2023
	(in thousands of USD)
Audit fees(1)	2,054	1,586	1,324
Audit-related fees(2)	8	8	—
Tax fees(3)	14	5	4
All other fees	—	—	—
Notes:
(1)“Audit fees” represent the audit work performed each fiscal year necessary to allow the auditor to issue an opinion on our financial statements and to issue an opinion on the local statutory financial statements. Audit fees also include services such as reviews of quarterly financial results and limited review procedures of quarterly financial results.
(2)“Audit-related fees” represent fees for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements or for services that were traditionally performed by the external auditor.
(3)“Tax fees” represent fees billed for professional services for tax compliance and tax advice.
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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On November 30, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$20 million of our Class A Ordinary Shares in the open market over the following 24 months. As of April 24, 2024, we had repurchased 243,690 Class A Ordinary Shares under this share repurchase program. The table below is a summary of the shares repurchased by us in 2022, 2023, and from January 1 to April 24, 2024. All shares were repurchased in the open market pursuant to the share repurchase program announced on November 30, 2022. Shares repurchased prior to November 14, 2023, and their associated per-share values, reflect a retroactive adjustment for our 1-for-15 reverse stock split effected on November 14, 2023.

	Total Number of Ordinary Shares Purchased	Average Price Paid Per Ordinary Share (US$)	Total Number of Ordinary Shares Purchased as Part of the Publicly Announced Program	Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased Under the Program (US$, in millions)
Period
December 1, 2022 – December 31, 2022	21,340	31.50	21,340	19.33
January 1, 2023 – January 31, 2023	0	N/A	0	19.33
February 1, 2023 – February 28, 2023	0	N/A	0	19.33
March 1, 2023 – March 31, 2023	90,978	12.15	90,978	18.22
April 1, 2023 – April 30, 2023	0	N/A	0	18.22
May 1, 2023 - May 31, 2023	0	N/A	0	18.22
June 1, 2023 - June 30, 2023	0	N/A	0	18.22
July 1, 2023 - July 31, 2023	0	N/A	0	18.22
August 1, 2023 - August 31, 2023	0	N/A	0	18.22
September 1, 2023 - September 30, 2023	0	N/A	0	18.22
October 1, 2023 - October 31, 2023	0	N/A	0	18.22
November 1, 2023 - November 30, 2023	3,452	4.16	3,452	18.16
December 1, 2023 - December 31, 2023	10,001	5.04	10,001	18.11
January 1, 2024 - January 31, 2024	4,261	4.89	4,261	18.09
February 1, 2024 - February 29, 2024	27,677	4.95	27,677	17.95
March 1, 2024 - March 31, 2024	39,830	4.72	39,830	17.76
April 1, 2024 - April 24, 2024	46,151	3.75	46,151	17.59
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
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES.
Not applicable.
ITEM 16K. CYBERSECURITY.
Cybersecurity Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. These risks include, among other things: operational risks, intellectual property theft, fraud, extortion, harm to our employees, customers or third-party vendors and service providers and violation of data privacy or security laws.

Identifying and assessing cybersecurity risk is integrated into our overall risk management systems and processes. Cybersecurity risks related to our business, technical operations, privacy and compliance issues are identified and addressed through our cybersecurity risk management program, which includes third-party assessments, internal IT audits conducted by our Audit Committee and IT security, governance, risk and compliance reviews.

We have implemented a multi-layered cybersecurity approach which includes physical, technical and administrative measures to protect our systems against cybersecurity incidents. All data transfers over the Internet are encrypted using the Transport Layer Security (TLS)protocol. Our measures for assessing, identifying and managing material risks from cybersecurity threats and security incidents include:
•Our information is encrypted and securely stored in the cloud following best practices such as OWASP Top 10 and the Amazon’s Well Architected framework, and adhering to internationally recognized security and privacy standards such as ISO 27001.
•We employ advanced tools and services for data protection, including WAF, TDR, ZT, and MDM, among others.
•We conduct periodic internal and external assessments, such as penetration testing and vulnerability scans.
•We implement system safeguards, including email filtering and access control.
•We ensure continuous threat surveillance and have incident response plans in place for prompt identification, reporting, and resolution.
•We provide cybersecurity and privacy training to our employees.
•We monitor our compliance with data protection regulations.
•We maintain policies for handling third-party data.
•We regularly update and review our internal cybersecurity policies.

We have also implemented incident response and breach management policies and procedures. Such incident response processes are overseen by leaders from our Information Security, People Operations, Compliance and Legal teams regarding matters of cybersecurity. As part of these processes, we engage external auditors and consultants to assess our internal cybersecurity programs and compliance with applicable practices and standards.

Our risk management program also assesses third-party cybersecurity risks and threats. We perform third-party risk assessments to identify and mitigate risks from third parties such as vendors, suppliers, and other business partners associated with our use of third-party service providers. Such cybersecurity risks are evaluated when selecting and overseeing applicable third-party service providers and potential fourth-party risks that may handle and/or process our employee, business or customer data. Our evaluations include security questionnaires and legal review and oversight of contracts, including, but not limited to, contractual clauses related to cybersecurity and data privacy. In addition to new vendor onboarding, we have procedures in place to perform risk management during third-party cybersecurity compromise incidents to identify and mitigate risks to us from third-party incidents. Although we have continued to invest in our due diligence, onboarding, and monitoring capabilities over critical third parties with whom we do business, including our third-party vendors and service providers, our control over the security posture of, and ability to monitor the cybersecurity practices of, such third parties remains limited, and there can be no assurance that we can prevent, mitigate, or remediate the risk of any compromise or failure in the cybersecurity infrastructure owned or controlled by such third parties. When we do become aware that a third-party vendor or service provider has experienced such compromise or failure, we attempt to mitigate our risk, including by terminating such third party’s connection to our information systems and networks where appropriate.

For a description of how risks from cybersecurity threats and security incidents could materially affect us, including our business strategy, results of operations or financial condition, see the sections titled “Item 3.D. Key Information—Risk Factors—Risks Relating to our Business and Industry—“We depend on the information systems of our own and those of third parties for the effective service on our websites, mobile applications, or in our computer or logistics systems, and the overall effective and efficient functioning of our business. Failure to maintain or protect our information systems and data integrity effectively could harm our business, financial condition and results of operations.”, and “Item 3.D. Key Information—Risk Factors—Risks Relating to Government Regulations—“Our business collects and processes a large amount of data including personal information, and we will face legal, reputational, and financial risks if we fail to protect our customers’ data from security breaches or cyberattacks. We are also subject to various laws and regulations relating to privacy or the protection or transfer of data relating to individuals, and any change in such laws and regulations or any failure by us to comply with such laws and regulations could adversely affect our business.” which are incorporated by reference into this Item 16.K.

Cybersecurity Governance

Cybersecurity is an important part of our risk management processes and an area of focus for our board of directors and management. Our Audit Committee is responsible for the oversight of risks from cybersecurity threats and responses to incidents, should they arise. Members of the Audit Committee receive updates as necessary on a quarterly basis regarding matters of cybersecurity. The internal auditor communicates this information to the Audit Committee. This includes existing and new cybersecurity risks, status on how management is addressing and/or mitigating those risks, cybersecurity and data privacy incidents (if any) and status on key information security initiatives.

Our cybersecurity risk management and strategy processes are overseen by leaders from our Technology, People Operations, and Legal teams. These individuals are informed about, and monitor the prevention, mitigation, detection and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan, and report to the Audit Committee on any appropriate items.

Our Chief Technology Officer (“CTO”), who reports to our CEO, is primarily responsible for the assessment and management of our material risks from cybersecurity threats. Our CTO oversees our cybersecurity policies and processes, including those described in “Risk Management and Strategy” above. Our security team, which reports to the CTO, maintains our security incident response plan and manages day-to-day incident identification, assessment and management, leads our overall cybersecurity risk management program, including ongoing assessments of system vulnerabilities and mitigation efforts, and continuously updates our CTO on such matters. Our security team includes members that have been involved in cybersecurity for approximately 10 years, with project experience relating to SOC-2, ISO 27001, GDPR, Business Continuity Planning, Disaster Recovery Planning, Incident Response Planning. Our CTO escalates cybersecurity incidents to other members of the Company’s leadership, as appropriate, including our CFO and CEO. The security team provides regular briefings to the audit committee regarding the Company’s cybersecurity risks and activities, including any recent cybersecurity incidents and related responses, cybersecurity systems testing, activities of third parties, and the like.

PART III.
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide consolidated financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of Prenetics Global Limited are included at the end of this annual report.
ITEM 19. EXHIBITS

Exhibit Number	Description

1.1
Amended and Restated Memorandum and Articles of Association of Prenetics Global Limited (incorporated by reference to Exhibit 3.1 to the Form F-3/A (Reg. No. 333-276538), filed with the SEC on February 5, 2024).

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

4.22	Registration Rights Agreement, dated July 20, 2023, by and among Prenetics Global Limited, Lo Yuk Ming Dennis, and AC-Tech Investment Limited.

8.10	List of subsidiaries of Prenetics Global Limited

10.23	Share Sale Agreement, dated as of June 25, 2023, by and among Lo Yuk Ming Dennis, Chan Kwan Chee and Prenetics Global Limited.

10.24	Share Subscription Agreement, dated as of June 25, 2023, by and between Insighta Holdings Limited and Prenetics Global Limited.

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

97.1*	Policy for Recovery of Erroneously Awarded Compensation

101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
_______________
*Filed with this Annual Report on Form 20-F.
**Furnished with this Annual Report on Form 20-F.
†Indicates a management contract or any compensatory plan, contract or arrangement.
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
Date: April 30, 2024

Prenetics Global Limited
(Incorporated in the Cayman Islands)
and its Subsidiaries
Annual Report
For the financial year ended December 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors
Prenetics Global Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Prenetics Global Limited and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with IFRS Accounting Standards.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
Hong Kong, China
April 30, 2024

Consolidated statements of profit or loss and other comprehensive income
(Expressed in United States dollars unless otherwise indicated)

	Note	2023	2022	2021
			(Restated)	(Restated)
Continuing operations
Revenue	6(b),8	$21,742,675	$13,163,841	$12,532,744
Direct costs		(12,912,788)	(9,545,546)	(8,930,147)
Gross profit		8,829,887	3,618,295	3,602,597
Other income and other net gains/(losses)	9	4,507,103	429,857	(202,176)
Selling and distribution expenses		(8,243,379)	(4,738,099)	(5,738,682)
Research and development expenses		(11,661,760)	(5,988,905)	(6,391,491)
Impairment loss of goodwill	15	(3,900,268)	—	—
Administrative and other operating expenses		(41,438,301)	(59,341,636)	(47,932,095)
Operating loss from continuing operations		(51,906,718)	(66,020,488)	(56,661,847)
Fair value loss on financial assets at fair value through profit or loss	20	(7,134,786)	(9,363,495)	(94,000)
Share-based payment on listing	31	—	(89,546,601)	—
Fair value loss on convertible securities		—	—	(29,054,669)
Fair value loss on preference shares liabilities	26	—	(60,091,353)	(125,398,798)
Fair value gain on warrant liabilities	27	3,351,035	3,196,538	—
Share of loss of equity-accounted investees, net of tax	16	(858,900)	—	—
Loss on disposal of a subsidiary		—	—	(292,132)
Other finance costs	10(a)	(119,662)	(3,994,755)	(5,052,076)
Loss before taxation	10	(56,669,031)	(225,820,154)	(216,553,522)
Income tax credit/(expense)	11(a)	269,359	244,816	(2,568,522)
Loss from continuing operations		(56,399,672)	(225,575,338)	(219,122,044)
Discontinued operation
(Loss)/profit from discontinued operation, net of tax	7	(8,377,660)	35,121,951	45,105,202
Loss for the year		(64,777,332)	(190,453,387)	(174,016,842)
Other comprehensive income for the year
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		1,795,623	(4,842,932)	260,112
Total comprehensive income for the year		$(62,981,709)	$(195,296,319)	$(173,756,730)
Loss attributable to:
Equity shareholders of the Company		$(62,723,871)	$(190,453,333)	$(174,009,273)
Non-controlling interests		(2,053,461)	(54)	(7,569)
		$(64,777,332)	$(190,453,387)	$(174,016,842)
Total comprehensive income attributable to:
Equity shareholders of the Company		$(61,112,335)	$(195,296,265)	$(173,749,161)
Non-controlling interests		(1,869,374)	(54)	(7,569)
		$(62,981,709)	$(195,296,319)	$(173,756,730)
Loss per share
Basic	12	$(5.58)	$(37.57)	$(178.81)
Diluted	12	(5.58)	(37.57)	(178.81)
Loss per share - Continuing operations
Basic	12	(4.83)	(44.50)	(225.17)
Diluted	12	(4.83)	(44.50)	(225.17)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of financial position
(Expressed in United States dollars unless otherwise indicated)

	Note	2023	2022
Assets
Property, plant and equipment	13	$5,777,794	$13,102,546
Intangible assets	14	13,424,648	14,785,875
Goodwill	15	29,170,123	33,800,276
Interests in equity-accounted investees	16	98,464,875	788,472
Financial assets at fair value through profit or loss	20	9,371,064	—
Deferred tax assets	11(c)	27,680	243,449
Deferred expenses	19	3,530,756	6,307,834
Other non-current assets	17	743,173	1,292,462
Non-current assets		160,510,113	70,320,914
Deferred expenses	19	8,312,890	4,577,255
Inventories	18	3,126,776	4,534,072
Trade receivables	19	4,058,007	41,691,913
Deposits, prepayments and other receivables	19	5,284,848	6,889,114
Amount due from a related company		5,123	—
Amounts due from equity-accounted investees		132,114	—
Financial assets at fair value through profit or loss	20	11,034,200	17,537,608
Short-term deposits	21(a)	16,000,000	19,920,160
Cash and cash equivalents	21(b)	45,706,448	146,660,195
Current assets		93,660,406	241,810,317
Total assets		$254,170,519	$312,131,231
Liabilities
Deferred tax liabilities	11(c)	$2,614,823	$3,185,440
Warrant liabilities	27	223,850	3,574,885
Lease liabilities	24	867,215	3,763,230
Other non-current liabilities	22	823,345	949,701
Non-current liabilities		4,529,233	11,473,256
Trade payables		1,671,019	7,291,133
Accrued expenses and other current liabilities	22	8,174,815	15,611,421
Contract liabilities	23	6,111,017	5,674,290
Lease liabilities	24	1,502,173	2,882,933
Liabilities for puttable financial instrument	28	14,622,529	17,138,905
Tax payable		7,402,461	8,596,433
Current liabilities		39,484,014	57,195,115
Total liabilities		44,013,247	68,668,371
Equity
Share capital	29	18,308	13,698
Reserves		206,339,490	237,050,429
Total equity attributable to equity shareholders of the Company		206,357,798	237,064,127
Non-controlling interests		3,799,474	6,398,733
Total equity		210,157,272	243,462,860
Total equity and liabilities		$254,170,519	$312,131,231
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity
(Expressed in United States dollars unless otherwise indicated)

		Attributable to equity shareholders of the Company
	Note	Share capital	Share premium	Treasury stock	Translation reserve	Other reserve	Capital reserve	Accumulated losses	Sub-total	Non- controlling interests	Total
Balance at January 1, 2021		$53,240,604	$—	$—	$767,623	$5,321,465	$15,335,892	$(43,581,171)	$31,084,413	$(77,406)	$31,007,007
Total comprehensive income for the year
Loss for the year		—	—	—	—	—	—	(174,009,273)	(174,009,273)	(7,569)	(174,016,842)
Other comprehensive income for the year		—	—	—	260,112	—	—	—	260,112	—	260,112
Total comprehensive income for the year		—	—	—	260,112	—	—	(174,009,273)	(173,749,161)	(7,569)	(173,756,730)
Equity-settled share-based transactions	30	—	—	—	—	—	22,494,918	—	22,494,918	—	22,494,918
Vesting of shares under the restricted share scheme		—	—	—	—	—	4,517	—	4,517	—	4,517
Reclassification to preference shares liabilities	26	(37,890,771)	—	—	—	(241,942,035)	—	—	(279,832,806)	—	(279,832,806)
Reclassification to share premium arising from the restructuring		(15,348,379)	15,348,379	—	—	—	—	—	—	—	—
Shares issued upon conversion of exchange loan notes		39	1,777,990	—	—	(1,778,029)	—	—	—	—	—
Fair value loss of convertible securities		—	—	—	—	(811,819)	—	—	(811,819)	—	(811,819)
Balance at December 31, 2021 and January 1, 2021		1,493	17,126,369	—	1,027,735	(239,210,418)	37,835,327	(217,590,444)	(400,809,938)	(84,975)	(400,894,913)
Total comprehensive income for the year
Loss for the year		—	—	—	—	—	—	(190,453,333)	(190,453,333)	(54)	(190,453,387)
Other comprehensive income for the year		—	—	—	(4,842,932)	—	—	—	(4,842,932)	—	(4,842,932)
Total comprehensive income for the year		—	—	—	(4,842,932)	—	—	(190,453,333)	(195,296,265)	(54)	(195,296,319)
Equity-settled share-based transactions	30	—	—	—	—	—	31,580,383	—	31,580,383	—	31,580,383
Vesting of equity-settled share-based transactions		785	116,079	—	—	—	—	—	116,864	—	116,864
Capital contribution		1,494	116,093,106	—	—	—	—	—	116,094,600	—	116,094,600
Shares issued on Reverse Recapitalization	31	1,452	113,144,754	—	—	—	—	—	113,146,206	—	113,146,206
Shares issued upon conversion of exchange loan notes	29(b)	79	(79)	—	—	—	—	—	—	—	—
Issuance of bonus shares	29(b)	1,543	(1,543)	—	—	—	—	—	—	—	—
Reclassification from preference shares liabilities		5,116	550,243,765	—	—	—	—	—	550,248,881	—	550,248,881
Modification of agreement with PIPE investors	31	—	—	—	—	(17,400,000)	—	—	(17,400,000)	—	(17,400,000)
Settlement of agreement with PIPE investors upon listing	31	—	—	—	—	17,400,000	—	—	17,400,000	—	17,400,000
Issuance of shares for acquisition	29(b),34	1,736	34,720,780	—	—	5,061,304	—	—	39,783,820	—	39,783,820
Issuance of liabilities for puttable financial instrument for acquisition	28	—	—	—	—	(17,138,905)	—	—	(17,138,905)	—	(17,138,905)
Repurchase of shares	29(c)	—	—	(661,519)	—	—	—	—	(661,519)	—	(661,519)
Acquisition of non-controlling interests	34(D)	—	—	—	—	—	—	—	—	6,483,762	6,483,762
Balance at December 31, 2022		$13,698	$831,443,231	$(661,519)	$(3,815,197)	$(251,288,019)	$69,415,710	$(408,043,777)	$237,064,127	$6,398,733	$243,462,860

Consolidated statements of changes in equity (continued)
(Expressed in United States dollars unless otherwise indicated)

		Attributable to equity shareholders of the Company
	Note	Share capital	Share premium	Treasury stock	Translation reserve	Other reserve	Capital reserve	Accumulated losses	Sub-total	Non- controlling interests	Total
Balance at January 1, 2023		$13,698	$831,443,231	$(661,519)	$(3,815,197)	$(251,288,019)	$69,415,710	$(408,043,777)	$237,064,127	$6,398,733	$243,462,860
Total comprehensive income for the year
Loss for the year		—	—	—	—	—	—	(62,723,871)	(62,723,871)	(2,053,461)	(64,777,332)
Other comprehensive income for the year		—	—	—	1,611,536	—	—	—	1,611,536	184,087	1,795,623
Total comprehensive income for the year		—	—	—	1,611,536	—	—	(62,723,871)	(61,112,335)	(1,869,374)	(62,981,709)
Equity-settled share-based transactions	30	—	—	—	—	—	10,588,944	—	10,588,944	—	10,588,944
Adjustments of non-controlling interests	15	—	—	—	—	—	—	—	—	(729,885)	(729,885)
Issuance of shares for acquisition	29(b)	253	5,061,051	—	—	(5,061,304)	—	—	—	—	—
Issuance of shares for investment in an equity-accounted investee	16	2,222	18,526,667	—	—	—	—	—	18,528,889	—	18,528,889
Issuance of shares for restricted share unit	29(b)	2,170	—	—	—	—	—	—	2,170	—	2,170
Shares issued upon conversion of exchange loan notes	29(b)	79	(79)	—	—	—	—	—	—	—	—
Issuance of shares for reverse stock split	29(c)	54	(54)	—	—	—	—	—	—	—	—
Change in fair value of liabilities for puttable financial instrument	28	—	—	—	—	2,516,376	—	—	2,516,376	—	2,516,376
Repurchase of shares	29(c)	—	—	(1,230,373)	—	—	—	—	(1,230,373)	—	(1,230,373)
Cancellation of treasury stock	29(b)	(168)	(1,828,430)	1,828,598	—	—	—	—	—	—	—
Balance at December 31, 2023		$18,308	$853,202,386	$(63,294)	$(2,203,661)	$(253,832,947)	$80,004,654	$(470,767,648)	$206,357,798	$3,799,474	$210,157,272
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows
(Expressed in United States dollars unless otherwise indicated)

	Note	2023	2022	2021
Cash flows from operating activities
Loss for the year		$(64,777,332)	$(190,453,387)	$(174,016,842)
Adjustments for:
Bank interest income	7(a)(i),9	(3,942,576)	(472,189)	(3,980)
Dividend income	9	—	(9,862)	—
Depreciation	13	5,879,813	5,986,888	4,288,115
Amortization of intangible assets	14	1,914,561	1,556,091	3,058,527
Other finance costs	7(a)(ii), 10(a)	241,962	4,198,184	5,238,030
Fair value loss on convertible securities		—	—	29,054,669
Fair value loss on preference shares liabilities	26	—	60,091,353	125,398,798
Fair value loss on financial assets at fair value through profit or loss	20	7,134,786	9,363,495	94,000
Fair value gain on warrant liabilities	27	(3,351,035)	(3,196,538)	—
Restructuring costs	7(a)(iv)	—	30,378,741	—
Net foreign exchange losses/(gains)		819,653	223,927	(285,025)
Write-off on amount due from a shareholder		—	—	106,179
Gain on bargain purchase		—	—	(117,238)
Loss on disposal of a subsidiary		—	—	292,132
Impairment loss on amount due form a joint venture		—	—	176,227
Impairment loss of goodwill	15	3,900,268	—	—
Loss/(gain) on disposal of property, plant and equipment		818,356	72,976	(39)
Write-off on property, plant and equipment	7(a)(v), 10(c)	331,121	268,226	476,431
Write-off on inventories	18	3,136,551	2,055,859	—
Share of loss of equity-accounted investees	16	858,900	—	—
Share-based payment on listing	31	—	89,546,601	—
Equity-settled share-based payment expenses	30	10,588,944	31,580,383	22,494,918
Income tax (credit)/expense		(385,841)	7,147,104	3,732,744
		(36,831,869)	48,337,852	19,987,646
Changes in:
Increase in deferred expenses		(958,557)	(10,885,089)	—
(Increase)/decrease in inventories		(1,729,255)	1,256,133	(2,331,649)
Decrease/(increase) in trade receivables		37,633,287	6,966,189	(24,050,811)
Decrease/(increase) in deposits, prepayments and other receivables		1,589,190	(1,213,944)	(6,126,194)
(Increase)/decrease in amounts due from related companies		(5,123)	9,060	(9,060)
Increase in amounts due from equity-accounted investees		(132,114)	—	—
Decrease/(increase) in other non-current assets		535,283	430,534	(499,966)
Decrease in trade payables		(5,617,891)	(2,627,637)	(3,457,215)
(Decrease)/increase in accrued expenses and other current liabilities		(7,416,560)	(24,390,581)	27,350,803
Increase/(decrease) in contract liabilities		436,727	(4,034,911)	2,532,659
(Decrease)/increase in other non-current liabilities		(123,944)	726,494	—
Cash (used in)/generated from operating activities		(12,620,826)	14,574,100	13,396,213
Income taxes (paid)/refund		(1,144,101)	(59,504)	20,284
Net cash (used in)/from operating activities		(13,764,927)	14,514,596	13,416,497

Consolidated statements of cash flows (continued)
(Expressed in United States dollars unless otherwise indicated)

	Note	2023	2022	2021
Cash flows from investing activities
Payment for purchase of property, plant and equipment		(345,290)	(4,948,151)	(8,546,945)
Proceeds from disposal of property, plant and equipment		99,348	49,938	713,523
Payment for purchase of intangible assets		(566,523)	(1,394,553)	(2,865,315)
Payment for purchase of short-term deposits		(16,000,000)	(19,920,160)	—
Payment for purchase of financial assets at fair value through profit or loss	20	(10,002,442)	(20,000,000)	(10,000,000)
Proceeds from redemption of short-term deposits		19,920,160	—	—
Proceeds from redemption of financial assets at fair value through profit or loss	20	—	3,004,897	—
Payment for acquisition, net of cash acquired	34(a)	—	(3,418,715)	—
Investment in an equity-accounted investee	16	(80,000,000)	—	—
Settlement of deferred consideration		—	—	(1,326,823)
Dividend received	9	—	9,862	—
Interest received	7(a)(i),9	3,942,576	472,189	3,980
Net cash used in investing activities		(82,952,171)	(46,144,693)	(22,021,580)
Cash flows from financing activities
Capital element of lease rentals paid	13(b),25(b)	(3,234,883)	(1,877,896)	(1,299,031)
Interest element of lease rentals paid	13(b),25(b)	(241,497)	(244,085)	(205,915)
Proceeds from new trade financing	25(b)	—	21,677,075	—
Interest paid	25(b)	—	(172,978)	(33)
Repayment of trade financing	25(b)	—	(21,677,075)	—
Proceeds from issuance of shares		2,170	116,864	—
Proceeds from issuance of preference shares	26	—	—	25,970,000
Proceeds from Reverse Recapitalization	31	—	146,158,422	—
Proceeds from issuance of convertible securities	25(b)	—	—	4,980,718
Payment for purchase of treasury shares		(1,230,373)	(661,519)	—
Decrease in amounts due to shareholders	25(b)	—	—	(128,797)
Net cash (used in)/from financing activities		(4,704,583)	143,318,808	29,316,942
Net (decrease)/increase in cash and cash equivalents		(101,421,681)	111,688,711	20,711,859
Cash and cash equivalents at the beginning of the year		146,660,195	35,288,952	14,489,880
Effect of foreign exchange rate changes		467,934	(317,468)	87,213
Cash and cash equivalents at the end of the year		$45,706,448	$146,660,195	$35,288,952
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements
(Expressed in United States dollars unless otherwise indicated)
1.    Reporting entity
Prenetics Global Limited (the “Company”), is a company incorporated in Cayman Islands. The Company was formed to facilitate the public listing and additional capitalization (referred to collectively as the “Reverse Recapitalization”) of Prenetics Holding Company Limited, (“PHCL”) and its subsidiaries (the “PHCL Group”).
The Company and its subsidiaries (collectively, the “Group”) focus on providing healthcare solutions through three pillars — prevention, diagnostics and personalized care.
The Group’s preventive health testing services are genetic testing (under the brand-named CircleDNA) for general health purposes. CircleDNA utilizes a whole exome sequencing technology that conducts a full scan on individuals’ protein-coding genes, analyzing genetic variations across different categories and providing personalized reports with a saliva sample.
The Group also engages in research and development activities to advance its preventive, diagnostic and personalized healthcare solutions.
The Reverse Recapitalization (see note 31) was effectuated by:
•a special purpose acquisition company (“SPAC”) Artisan Acquisition Corp. (“Artisan”), incorporated in the Cayman Islands and listed on the Nasdaq Stock Market (“NASDAQ”), merging on May 17, 2022 with AAC Merger Limited, incorporated in the Cayman Islands and a directly wholly-owned subsidiary of the Company; with AAC Merger Limited surviving and remaining as a wholly-owned subsidiary of the Company (“Initial Merger”);
•PGL Merger Limited, incorporated in the Cayman Islands and a directly wholly-owned subsidiary of the Company, merging with PHCL on May 18, 2022; with PHCL surviving and becoming a wholly-owned subsidiary of the Company (“Acquisition Merger”);
•additional capitalization by way of issuing the Company’s shares to certain third-party investors (“PIPE Investors”) on May 18, 2022, pursuant to investment commitments in subscribing and purchasing for the Class A Ordinary Shares of the Company, concurrently with the execution of the Acquisition Merger; and
•the Company becoming a publicly traded company on NASDAQ on May 18, 2022.
The Reverse Recapitalization has been accounted for with reference to the principles of reverse acquisitions in IFRS 3, Business combinations, (“IFRS 3”) with PHCL being the accounting acquirer and Artisan the accounting acquiree. Accordingly, these consolidated financial statements have been presented as a continuation of the consolidated financial information of the PHCL Group, except for the capital structure (see note 31).
On December 30, 2022, the Group acquired 74.39% of the issued share capital of ACT Genomics Holdings Company Limited (“ACT Genomics”), and obtained control of ACT Genomics (the “ACT Acquisition”). ACT Genomics is an innovation-driven cancer solution provider, which specializing in precision oncology, and qualifies as a business as defined in IFRS 3.
The ACT Acquisition is expected to allow the Group to accelerate the utilization of genetic information throughout a cancer patient’s journey and to deliver the information needed to enable best-in-class personalized cancer care (see note 34).
On July 20, 2023, the Group acquired 50% shareholdings of an equity-accounted investee, Insighta Holdings Limited ("Insighta"). Details of the interests in equity-accounted investees are included in note 16.

2.    Basis of accounting
These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards. They were authorized for issue by the Company’s board of directors on April 30, 2024.

2Basis of accounting (continued)
On November 1, 2023, the Company's shareholders approved a 1-for-15 reverse stock split of the Company's issued and unissued Class A ordinary shares and Class B ordinary shares, which was effected on November 14, 2023. The effect of the reverse stock split was to consolidate each 15 existing issued and outstanding share of $0.0001 pa value each in the Company, into one share of $0.0015 par value each in the Company, with no change in authorized shares. The number of issued and outstanding ordinary shares, including shares reserved for issuance, was reduced from approximately 181.8 million ordinary shares to approximately 12.2 million ordinary shares. 35,755 ordinary shares were issued in connection with the reverse stock split as no fractional shares were issued in connection, and a shareholder who would otherwise be entitled to receive a fractional share received a whole share. All issued and unissued ordinary shares contained in the consolidated financial statements have been retroactively adjusted to reflect the reverse split for all periods presented.
Details of the Group’s accounting policies are included in note 38.

3.    Functional and presentation currency
These consolidated financial statements are presented in United States dollars (“USD”), which is the Company’s functional currency.

4.    Use of estimates
In preparing these consolidated financial statements, management has made estimates about the future that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
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
•Notes 14 and 15: impairment test of the cash generating units, ACT Genomics, which contains goodwill and intangible assets: key assumptions underlying recoverable amounts.
Measurement of fair values
Certain Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.
The Group assigned its finance team to oversee all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.
The finance team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the finance team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of the IFRS Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.
Significant valuation issues are reported to the Group’s audit committee.
When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

4Use of estimates (continued)
If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.
The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
Further information about the assumptions made in measuring fair values is included in the following notes:
•Note 15: acquisition of ACT Genomics;
•Note 30: equity-settled share-based transactions; and
•Note 32(B): financial instruments.

5.    Changes in material accounting policies
Material accounting policy information
The Group also adopted Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) from January 1, 2023. Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in the consolidated financial statements.
The amendments require the disclosure of 'material', rather than 'significant', accounting policies. The amendments also provide guidance on the application of materiality to disclosure of accounting policies, assisting entities to provide useful, entity-specific accounting policy information that users need to understand other information in the consolidated financial statements.
Management reviewed the accounting policies and made updates to the information disclosed in note 38 Material accounting policies (2022: Significant accounting policies) in certain instances in line with the amendments.

6.    Operating segments
a.Basis for segmentation
The Group manages its businesses by divisions, which are organized by a mixture of both business lines (products and services) and geographical locations. The Group has identified the following two reportable segments in a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker (the “CODM”) for the purposes of resource allocation and performance assessment.
The Group’s operating and reportable segments are as follows:
1.Prevention being the design and sale of genetics testing (including update services) and stool-based DNA tests for early colorectal cancer screening.
2.Diagnostic being the sale of precision oncology testing services.
b.Information about reportable segment
Information related to each reportable segment is set out below. Performance is measured based on gross profit, as included in the internal management reports that are reviewed by the CODM. The CODM does not evaluate operating segments using asset information.

6.    Operating segments (continued)

	Prevention	Diagnostics	Unallocated	Total from continuing operations	Prevention and diagnostics (discontinued) (note 7)	Total
	(Restated)	(Restated)	(Restated)		(Restated)
2023
Revenue	$6,155,140	$15,587,535	$—	$21,742,675	$13,461,964	$35,204,639
Gross profit	3,115,480	7,656,524	(1,942,117)	8,829,887	6,105,445	14,935,332
2022
Revenue	13,163,841	—	—	13,163,841	262,597,457	275,761,298
Gross profit	4,391,992	—	(773,697)	3,618,295	127,936,591	131,554,886
2021
Revenue	12,532,744	—	—	12,532,744	263,320,009	275,852,753
Gross profit	4,392,094	—	(789,497)	3,602,597	102,528,614	106,131,211
c.Geographic information
The following table presents a summary of revenue by region based on the location of domiciliation and the amounts of non-current assets based on the location of the asset. The Group geographically categorizes a sale based on the region in which the entity is domiciled in.
(i)Revenue

	2023	2022	2021
		(Restated)	(Restated)
Continuing operations
Hong Kong	$8,963,411	$13,163,841	$12,532,744
United Kingdom	2,269,534	—	—
Taiwan	9,325,494	—	—
Rest of the world	1,184,236	—	—
	$21,742,675	$13,163,841	$12,532,744
Discontinued operation
Hong Kong	$12,915,851	$197,770,303	$112,393,676
United Kingdom	546,113	64,827,154	150,926,333
	$13,461,964	$262,597,457	$263,320,009
(ii)Non-current assets

	2023	2022
Hong Kong	$147,559,245	$67,151,416
United Kingdom	212,894	1,816,121
Taiwan	2,385,846	—
Rest of the world	953,384	321,456
Total non-current assets	$151,111,369	$69,288,993
Non-current assets exclude financial assets at fair value through profit or loss and deferred tax assets.
d.Major customers
No single customer from continuing operations contributed 10% or more to the Group's revenue from continuing operations in 2023, 2022 and 2021.

7.    Discontinued operation
See accounting policy in note 38(O).
In 2023, the Group discontinued its 2019 novel coronavirus (“COVID-19”) related diagnostic services globally and other DNA testing operations in the EMEA region. This strategic decision was influenced by the World Health Organization's latest pronouncements and the diminishing demand for COVID-19 diagnostic services. This reduced demand was primarily attributable to the relaxation of testing mandates for international travelers and local citizens worldwide. Consequently, this shift in circumstances led to a noticeable decline in the number of testing centers operating in Hong Kong and the United Kingdom. The decision to discontinue operations in the EMEA region is a strategic move to streamline operations and consolidate resources to better address the evolving needs of the market.
The comparative information in the consolidated statement of profit or loss and other comprehensive income has been restated to show the discontinued operations separately from continuing operations.

a.Results of discontinued operation

	2023	2022	2021
Revenue	$13,461,964	$262,597,457	$263,320,009
Direct costs	(7,356,519)	(134,660,866)	(160,791,395)
Gross profit	6,105,445	127,936,591	102,528,614
Other income and other net gains/(losses)	289,614	(25,214)	341,124
Selling and distribution expenses	(631,812)	(8,563,337)	(16,193,640)
Research and development expenses	(1,188,677)	(9,530,323)	(4,172,461)
Restructuring costs	—	(30,378,741)	—
Administrative and other operating expenses	(12,946,412)	(36,721,676)	(36,059,318)
(Loss)/profit from operating activities	(8,371,842)	42,717,300	46,444,319
Other finance costs	(122,300)	(203,429)	(185,954)
Write-off on amount due from a shareholder	—	—	(106,179)
Gain on bargain purchase	—	—	117,238
(Loss)/profit from discontinued operation before taxation	(8,494,142)	42,513,871	46,269,424
Income tax credit/(expense)	116,482	(7,391,920)	(1,164,222)
(Loss)/profit from discontinued operation, net of tax	$(8,377,660)	$35,121,951	$45,105,202

(Loss)/earnings per share
Basic	(0.74)	6.93	3.09
Diluted	(0.74)	6.93	3.09
The loss from discontinued operation of $8,377,660 (2022: profit from discontinued operation of $35,121,951; 2021: profit from discontinued operation of $45,105,202) was attributable entirely to the owners of the Company. Of the loss from continuing operations of $56,399,672 (2022: $225,575,338; 2021: $219,122,044), an amount of $54,346,211 was attributable to the owners of the Company (2022: $225,575,284; 2021: $219,114,475).

7.    Discontinued operation (continued)
(i)Other income and other net gains/(losses)

	2023	2022	2021
Bank interest income	$19,297	$311	$3,779
Net foreign exchange (losses)/gains	(25,049)	(25,721)	336,285
Sundry income	295,366	196	1,060
	$289,614	$(25,214)	$341,124
(ii)Other finance costs

	2023	2022	2021
Interest expenses on lease liabilities (notes 13(a) and 25(b))	$122,300	$203,429	$163,719
Imputed interest on deferred consideration	—	—	22,235
	$122,300	$203,429	$185,954
(iii)Staff costs

	2023	2022	2021
Salaries, wages and other benefits	$9,121,633	$88,585,752	$63,375,740
Contributions to defined contribution retirement plan	—	492,761	217,501
Equity-settled share-based payment expenses	—	5,425,468	1,715,588
	$9,121,633	$94,503,981	$65,308,829
Represented by:
Direct costs	$2,057,344	$63,364,134	$48,069,439
Selling and distribution expenses	—	188,414	154,606
Research and development expenses	—	7,767,201	795,494
Administrative and other operating expenses	7,064,289	23,184,232	16,289,290
Total staff costs	$9,121,633	$94,503,981	$65,308,829
(iv)Restructuring costs

	2023	2022	2021
Impairment of intangible assets (note 14)	$—	$19,109,580	$—
Impairment of goodwill (note 15)	—	3,272,253	—
Impairment losses on property, plant and equipment (note 13)	—	4,447,610	—
Write-off of prepayment	—	3,549,298	—
	$—	$30,378,741	$—

7.    Discontinued operation (continued)
(v)Other items

	2023	2022	2021
Cost of inventories (note 18)	$2,760,713	$50,312,357	$43,752,723
Depreciation of (note 13)
- property, plant and equipment#	98,290	2,831,186	1,807,544
- right-of-use assets#	1,025,062	1,136,690	917,282
Amortization of intangible assets# (note 14)	—	1,498,245	2,991,094
Write-off on property, plant and equipment	—	268,226	476,431
Auditor’s remuneration	76,985	120,570	168,529
# Represented by:
Direct costs	$—	$1,390,250	$751,775
Research and development expenses	405,100	208,534	90,357
Administrative and other operating expenses	718,252	3,867,337	4,873,788
Total depreciation and amortization charges	$1,123,352	$5,466,121	$5,715,920
b.Cash flows (used in)/from discontinued operation

	2023	2022	2021
Net cash (used in)/from operating activities	$(901,176)	$88,324,872	$49,430,661
Net cash from/(used in) investing activities	118,645	(4,676,216)	(8,798,532)
Net cash used in financing activities	(1,183,878)	(343,407)	(502,543)
Net cash flows for the year	$(1,966,409)	$83,305,249	$40,129,586

8.    Revenue
See accounting policy in note 38(C).
The principal activities of the Group are provision of preventive and diagnostic health testing and services.
Revenue related to services are recognized at a point of time when control over a service is transferred to the customer.
Revenue represents the sales value of services rendered for customers in accordance with IFRS 15 Revenue from contracts with customers.
Revenue expected to be recognized in the future arising from contracts with customers in existence at the report date
At December 31, 2023, 2022 and 2021, the amount of service fee income allocated to the remaining performance obligations under the Group’s existing contracts that are non-refundable is $6,111,017, $5,674,290 and $9,587,245, respectively. The Group will recognize the expected revenue in the future when the performance obligations are fulfilled, which may be after one year from the end of the reporting period. Such amount does not include any variable consideration.

9.    Other income and other net gains/(losses)

	2023	2022	2021
		(Restated)	(Restated)
Continuing operations
Government subsidies (note)	$108,248	$534,678	$7,932
Bank interest income	3,923,279	471,878	201
Dividend income	—	9,862	—
Net foreign exchange gains/(losses)	330,193	(663,004)	(51,260)
Impairment loss on amount due from an equity-accounted investee	—	—	(176,227)
Sundry income	145,383	76,443	17,178
	$4,507,103	$429,857	$(202,176)
Note: The Group has recognized various subsidies granted by the governments in different jurisdictions, including:
(i)funding support of $71,657 and $234,470 from the Employment Support Scheme (the “ESS”) under the Anti-epidemic Fund set up by The Government of Hong Kong Special Administrative Region during the years ended December 31, 2023 and 2022, respectively. The purpose of the funding was to provide financial support to enterprises to retain their employees who would otherwise be made redundant. Under the terms of the grant, the Group was required not to make redundancies during the subsidy period and to spend all the funding on paying wages to the employees;
(ii)funding support of $7,932 from the Jobs Support Scheme (the “JSS”) as one of the COVID-19 resilience package granted by the Singapore government during the year ended December 31, 2021. The purpose of the funding was to provide wage support to employers in retaining their local employees (Singapore Citizens and Permanent Residents) during this period of economic uncertainty. Under the terms of the grant, the Singapore government co-funded a proportion of the gross monthly wages paid to each local employee. All active employers, except for government organizations (local and foreign) and representative offices, were eligible for the JSS; and
(iii)funding support of $36,591 and $300,208 from the Job Creation Scheme from the Hong Kong Institute of Human Resource Management (the “HKIHRM”) under the Anti-epidemic Fund set up by The Government of Hong Kong Special Administrative Region during the years ended December 31, 2023 and 2022, respectively. Under the Job Creation Scheme, employers who are HKIHRM members which created job positions are eligible to apply for salary government grants.

10.    Loss before taxation
Loss before taxation is arrived at after charging:
(a)Other finance costs
See accounting policies in notes 38(E) and (J).

	2023	2022	2021
		(Restated)	(Restated)
Continuing operations
Interest expenses on lease liabilities (notes 13(a) and 25(b))	$119,197	$40,656	$42,196
Interest expenses on trade financing (note 25(b))	—	172,978	—
Changes in the carrying amount of preference shares liabilities (note 26)	—	3,752,758	5,009,847
Other interest expenses	465	28,363	33
	$119,662	$3,994,755	$5,052,076
(b)Staff costs

	2023	2022	2021
		(Restated)	(Restated)
Continuing operations
Salaries, wages and other benefits	$27,745,031	$21,058,447	$13,246,763
Contributions to defined contribution retirement plan	718,933	369,102	344,926
Equity-settled share-based payment expenses	10,495,706	25,913,717	20,426,026
	$38,959,670	$47,341,266	$34,017,715
Represented by:
Direct costs	$1,997,360	$282,918	$345,183
Selling and distribution expenses	3,891,109	1,593,735	1,144,714
Research and development expenses	10,226,280	5,637,295	6,147,814
Administrative and other operating expenses	22,844,921	39,827,318	26,380,004
Total staff costs	$38,959,670	$47,341,266	$34,017,715

10.    Loss before taxation (continued)
(c)Other items

	2023	2022	2021
		(Restated)	(Restated)
Continuing operations
Cost of inventories (note 18)	$6,320,806	$7,129,679	$8,948,607
Depreciation of (note 13)
- property, plant and equipment#	2,995,067	1,068,535	938,005
- right-of-use assets#	1,761,394	950,477	625,284
Amortization of intangible assets# (note 14)	1,914,561	57,846	67,433
Write-off on property, plant and equipment	331,121	—	—
Auditor’s remuneration	1,244,315	1,319,047	1,052,910
Miscellaneous laboratory charges	2,200	268	13,953
# Represented by:
Direct costs	$1,435,709	$501,786	$430,359
Research and development expenses	584,545	132,156	55,519
Administrative and other operating expenses	4,650,768	1,442,916	1,144,844
Total depreciation and amortization charges	$6,671,022	$2,076,858	$1,630,722

11.    Income tax (credit)/expense
See accounting policy in note 38(F).
(a)Taxation in the consolidated statements of profit or loss represents:

	2023	2022	2021
		(Restated)	(Restated)
Continuing operations
Current tax - Hong Kong Profits Tax
Changes in estimates related to prior years	$(23,323)	$—	$—
Current tax - Overseas
Current year	69,760	34,817	38,475
Deferred tax
Origination and reversal of temporary differences	(315,796)	(279,633)	2,530,047
Tax (credit)/expense	$(269,359)	$(244,816)	$2,568,522
Notes:
(i)The provision for Hong Kong Profits Tax is calculated by applying the estimated annual effective tax rate of 16.5% for years ended December 31, 2023 and 2022, except for one subsidiary of the Group which is a qualifying corporation under the two-tiered Profits Tax rate regime. No provision has been made for Hong Kong Profits Tax for the year ended December 31, 2021 as the subsidiary in Hong Kong had unutilized tax loss to set-off against taxable income.
(ii)Taxation for other overseas subsidiaries and branch is charged at the appropriate current rates of taxation ruling in the relevant countries.

11.    Income tax (credit)/expense (continued)
(b)Reconciliation of effective tax rate:

	2023	2022	2021
		(Restated)	(Restated)
Continuing operations
Loss before taxation	$(56,669,031)	$(225,820,154)	$(216,553,522)
Notional tax on loss before taxation, calculated at the applicable rate	$(8,935,753)	$(24,306,622)	$(13,864,746)
Tax effect of non-deductible expenses	3,917,601	24,387,021	17,502,323
Tax effect of non-taxable income	(1,136,909)	(163,797)	(846,573)
Tax effect on utilization of previously unrecognized tax losses	(70,806)	—	(579,657)
Tax effect of tax losses not recognized	6,186,067	101,854	—
Tax effect of previously unrecognized temporary differences recognized in current year	(272,720)	(263,272)	360,922
Others	43,161	—	(3,747)
	$(269,359)	$(244,816)	$2,568,522
(c)Movement in deferred tax balances:
The components of deferred tax (assets)/liabilities recognized in the consolidated statement of financial position and the movements during the years ended December 31, 2021, 2022 and 2023 are as follows:

	Depreciation allowances in excess of the related depreciation	Tax losses recognized	Intangible assets arising from business combination	Total
Deferred tax arising from:
At January 1, 2021	$364,745	$(3,347,753)	$1,031,854	$(1,951,154)
Charged to profit or loss	906,775	1,528,881	94,391	2,530,047
Exchange differences	(3,839)	9,710	(4,968)	903
At December 31, 2021 and January 1, 2022	1,267,681	(1,809,162)	1,121,277	579,796
(Credited)/charged to profit or loss	(957,459)	1,799,103	(1,121,277)	(279,633)
Additions from acquisition (note 34(C))	63,666	(235,879)	2,850,000	2,677,787
Exchange differences	(38,448)	2,489	—	(35,959)
At December 31, 2022 and January 1, 2023	335,440	(243,449)	2,850,000	2,941,991
Credited to profit or loss	(41,796)	—	(274,000)	(315,796)
Exchange differences	10,012	(49,064)	—	(39,052)
At December 31, 2023	$303,656	$(292,513)	$2,576,000	$2,587,143

	2023	2022
Represented by:
Deferred tax assets	$(27,680)	$(243,449)
Deferred tax liabilities	2,614,823	3,185,440
	$2,587,143	$2,941,991

11.    Income tax (credit)/expense (continued)
(d)Unrecognized deferred tax assets
The Group has not recognized deferred tax assets in respect of cumulative tax losses of $97,793,602 (2022: $62,586,553) as it is not probable that future taxable profits against which the losses can be utilized will be available in the relevant tax jurisdictions and entities.
The expiry dates of the cumulative tax losses are as follows:

	2023	2022
Within 1 year	$32,048,645	$893,511
Over 1 year but within 5 years	14,113,958	14,362,136
Over 5 years but within 10 years	28,452,567	25,085,050
Do not expire under the relevant tax legislation	23,178,432	22,245,856
	$97,793,602	$62,586,553

12.    Loss per share
The calculation of the basic and diluted loss per share have been based on the following loss attributable to equity shareholders and weighted-average number of ordinary shares outstanding.

	2023	2022	2021
		(Restated)	(Restated)
Loss for the year
Loss for the year attributable to equity shareholders of the Company	$(62,723,871)	$(190,453,333)	$(174,009,273)
Number of shares
Weighted-average number of ordinary shares	11,246,010	5,069,315	973,134
At December 31, 2023, 859,331 shares underlying restricted share units and 1,492,307 shares underlying warrants were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive. At December 31, 2022, 1,674,285 shares underlying restricted share units, 1,492,306 shares underlying warrants and 52,619 shares underlying exchangeable notes were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive. At December 31, 2021, 826,695 shares underlying restricted share units and 51,762 shares underlying exchangeable notes were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.

13.    Property, plant and equipment
See accounting policies in notes 38(H), (L)(ii) and (M).

	Right-of-use assets (note (a))	Leasehold improvements	Fixtures and furniture	Office and lab equipment	Computer equipment	Motor vehicles	Manufacturing equipment	Total
Cost:
At January 1, 2022	$8,833,201	$3,898,422	$39,974	$5,582,338	$439,543	$453,182	$1,162,681	$20,409,341
Additions	833,538	598,672	569	4,160,369	188,541	—	—	5,781,689
Additions from acquisition (note 34(C))	4,623,601	3,102,189	—	6,898,517	—	8,261	—	14,632,568
Disposals	—	(30,492)	—	(357,127)	(65,993)	(55,847)	—	(509,459)
Written off	(40,080)	—	—	(438,530)	(6,320)	—	(1,158,041)	(1,642,971)
Exchange differences	(180,180)	(92,424)	(3,669)	(158,913)	(37,044)	(40,483)	(4,640)	(517,353)
At December 31, 2022 and January 1, 2023	14,070,080	7,476,367	36,874	15,686,654	518,727	365,113	—	38,153,815
Additions	196,626	53,521	5,809	285,615	345	—	—	541,916
Disposals	(2,060,684)	(1,158,623)	(27,548)	(4,926,398)	(81,844)	(57,451)	—	(8,312,548)
Written off	(1,938,394)	(850,863)	(4,443)	(1,863,592)	(221,395)	(312,048)	—	(5,190,735)
Exchange differences	847,132	356,124	34,363	(313,508)	2,667	12,504	—	939,282
At December 31, 2023	$11,114,760	$5,876,526	$45,055	$8,868,771	$218,500	$8,118	$—	$26,131,730
Accumulated depreciation and impairment loss:
At January 1, 2022	$3,518,776	$1,459,157	$17,926	$1,930,922	$152,484	$123,644	$169,240	$7,372,149
Charge for the year	2,087,167	1,088,119	10,582	2,287,110	127,052	136,524	250,334	5,986,888
Additions from acquisition (note 34(C))	2,720,997	2,199,166	—	4,058,977	—	4,246	—	8,983,386
Written back on disposal	—	(24,776)	—	(285,044)	(41,151)	(35,574)	—	(386,545)
Written off	(34,068)	—	—	(176,672)	(5,964)	—	(1,158,041)	(1,374,745)
Impairment loss (note 7(a)(iv))	—	297,061	—	3,308,559	102,776	—	739,214	4,447,610
Exchange differences	26,090	(21,879)	(6,128)	51,607	(13,907)	(12,510)	(747)	22,526
At December 31, 2022 and January 1, 2023	8,318,962	4,996,848	22,380	11,175,459	321,290	216,330	—	25,051,269
Charge for the year	2,786,456	1,282,641	7,981	1,681,221	70,432	51,082	—	5,879,813
Written back on disposal	(370,606)	(1,122,738)	(26,351)	(4,539,440)	(49,500)	(47,692)	—	(6,156,327)
Written off	(1,938,394)	(575,599)	(4,443)	(1,915,113)	(204,433)	(221,632)	—	(4,859,614)
Exchange differences	262,597	242,762	15,160	(90,724)	1,562	7,438	—	438,795
At December 31, 2023	$9,059,015	$4,823,914	$14,727	$6,311,403	$139,351	$5,526	$—	$20,353,936
Carrying amounts:
At January 1, 2022	$5,314,425	$2,439,265	$22,048	$3,651,416	$287,059	$329,538	$993,441	$13,037,192
At December 31, 2022	$5,751,118	$2,479,519	$14,494	$4,511,195	$197,437	$148,783	$—	$13,102,546
At December 31, 2023	$2,055,745	$1,052,612	$30,328	$2,557,368	$79,149	$2,592	$—	$5,777,794

13.    Property, plant and equipment (continued)
(a)Right-of-use assets
The analysis of the carrying amount of right-of-use assets by class of underlying asset is as follows:

	Note	2023	2022
Properties leased for own use, carried at depreciated cost	(i)	$2,023,753	$5,739,426
Office equipment, carried at depreciated cost	(ii)	31,992	11,692
		$2,055,745	$5,751,118
The analysis of expense items in relation to leases recognized in profit or loss is as follows:

	2023	2022	2021
Depreciation charge of right-of-use assets by class of underlying asset:
- Properties leased for own use	$2,772,649	$2,039,815	$1,535,333
- Office equipment	13,807	47,352	7,233
	$2,786,456	$2,087,167	$1,542,566
Interest on lease liabilities (notes 7(a)(ii) and 10(a))	$241,497	$244,085	$205,915
Expense relating to short-term leases or leases of low-value assets	136,940	831,631	1,019,937
During the years ended December 31, 2023, 2022 and 2021, additions to right-of-use assets of $196,626, $833,538 and $5,370,122, respectively, are mainly resulted from the capitalized lease payment payable under new tenancy agreements.
Details of the maturity analysis of lease liabilities are set out in note 24.
(i)Properties leased for own use
The Group has obtained the right to use some properties as its warehouses and offices through tenancy agreements. The leases typically run for an initial period of 2 to 10 years.
Some leases include an option to renew the lease for an additional period after the end of the contract term. Where practicable, the Group seeks to include such extension options exercisable by the Group to provide operational flexibility. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options, and reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control. If the Group is not reasonably certain to exercise the extension options, the future lease payments during the extension periods are not included in the measurement of lease liabilities. The potential exposure to future lease payments in relation to such leases are assessed as insignificant.
(ii)Office equipment
The Group leases office equipment under a lease expiring in 5 years. The lease does not include an option to renew the lease or purchase the leased equipment at the end of the lease term at a price deemed to be a bargain purchase option. The lease does not include variable lease payments.
(b)Amounts recognized in consolidated statement of cash flows
Amounts included in the consolidated statement of cash flows for leases comprise the following:

	2023	2022	2021
Within operating cash flows	$(136,940)	$(831,631)	$(1,019,937)
Within financing cash flows	(3,476,380)	(2,121,981)	(1,504,946)
	$(3,613,320)	$(2,953,612)	$(2,524,883)

14.    Intangible assets
See accounting policies in notes 38(I) and (L)(ii).

	Website and mobile apps	Trademark and technology	Product development cost	Computer software	Customer relationship	Total
Cost:
At January 1, 2022	$1,351,053	$26,119,306	$2,656,881	$—	$—	$30,127,240
Additions	42,968	19,141	484,966	847,478	—	1,394,553
Additions from acquisition (note 34(C))	—	12,900,000	—	811,897	800,000	14,511,897
Disposals	(165,048)	—	(3,131,244)	—	—	(3,296,292)
Exchange differences	(16,656)	(4,950,867)	(10,603)	5,818	—	(4,972,308)
At December 31, 2022 and January 1, 2023	1,212,317	34,087,580	—	1,665,193	800,000	37,765,090
Additions	29,748	—	—	536,775	—	566,523
Written off	(170,897)	—	—	(613,741)	—	(784,638)
Exchange differences	1,071	(602)	—	(5,667)	—	(5,198)
At December 31, 2023	$1,072,239	$34,086,978	$—	$1,582,560	$800,000	$37,541,777
Accumulated amortization and impairment loss:
At January 1, 2022	$1,109,492	$4,697,964	$493,502	$—	$—	$6,300,958
Charge for the year	126,238	757,212	672,641	—	—	1,556,091
Written back on disposal	(83,549)	—	(3,131,244)	—	—	(3,214,793)
Additions from acquisition (note 34(C))	—	—	—	685,508	—	685,508
Impairment loss (note 7(a)(iv))	—	17,147,067	1,962,513	—	—	19,109,580
Exchange differences	(496)	(1,460,221)	2,588	—	—	(1,458,129)
At December 31, 2022 and January 1, 2023	1,151,685	21,142,022	—	685,508	—	22,979,215
Charge for the year	53,961	1,333,180	—	447,420	80,000	1,914,561
Written off	(170,897)	—	—	(613,741)	—	(784,638)
Exchange differences	1,331	(388)	—	7,048	—	7,991
At December 31, 2023	$1,036,080	$22,474,814	$—	$526,235	$80,000	$24,117,129
Carrying amounts:
At January 1, 2022	$241,561	$21,421,342	$2,163,379	$—	$—	$23,826,282
At December 31, 2022	$60,632	$12,945,558	$—	$979,685	$800,000	$14,785,875
At December 31, 2023	$36,159	$11,612,164	$—	$1,056,325	$720,000	$13,424,648

15.    Goodwill
See accounting policies in notes 38(I) and (L)(ii).

At January 1, 2022	$3,978,065
Additions from acquisition (note 34(D))	33,800,276
Impairment loss (note 7(a)(iv))	(3,272,253)
Exchange differences	(705,812)
At December 31, 2022 and January 1, 2023	33,800,276
Adjustment of non-controlling interests	(729,885)
Impairment loss	(3,900,268)
At December 31, 2023	$29,170,123

15.    Goodwill (continued)
Impairment tests for cash-generating units (“CGU”) containing goodwill
The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.
Prevention and Diagnostics services of Prenetics EMEA
The goodwill balance arose from the acquisition of Prenetics EMEA in 2018 representing the excess of the purchase consideration over the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed, which had been fully impaired at December 31, 2022.
Cancer genetic testing services within the Diagnostics segment
The goodwill associated with cancer genetic testing services within the Diagnostics segment arose when that business was acquired by the Group at December 30, 2022. It comprises of a CGU responsible for the related operations based in Hong Kong, Taiwan and Thailand.
Sales of medical diagnostics products within the Diagnostics segment
The goodwill associated with sales of medical diagnostics products within the Diagnostics segment arose when that business was acquired by the Group at December 30, 2022. It represents a CGU responsible for the related operations based in the United Kingdom.
Below is the summary of ACT Genomics goodwill balance allocated to the Group’s CGUs:

	2023	2022
Cancer genetic testing services within the Diagnostics segment	$28,319,438	$30,639,976
Sales of medical diagnostics products within the Diagnostics segment	850,685	3,160,300
	$29,170,123	$33,800,276
CGUs of cancer genetic testing services and sales of medical diagnostics products
The recoverable amounts of the CGU of cancer genetic testing services and the CGU of sales of medical diagnostics products were determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering six years period and a terminal growth rate thereafter. This projections for a period of greater than five years have been used on the basis that a longer projection period facilitates a comprehensive evaluation of the future prospects and stability of both CGUs, allowing for a thorough consideration of potential technological advancements that could impact the long-term performance. Cash flows beyond the six years period are extrapolated using the estimated average growth rates stated below. The key assumptions used in the estimation of the recoverable amounts of the two CGUs are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and are based on historical data from external and internal sources.

	2023	2022
CGU of cancer genetic testing services
Pre-tax discount rate	21.9%	19.5%
Terminal value growth rate	3.0%	3.0%
Average revenue growth rate	24.7%	31.1%
CGU of sales of medical diagnostics products
Pre-tax discount rate	21.7%	19.6%
Terminal value growth rate	3.0%	3.0%
Average revenue growth rate	12.0%	18.3%

15.    Goodwill (continued)
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
The cash flow projections included specific estimates for six years and a terminal growth rate thereafter. The terminal growth rate was determined based on management’s estimate of the long-term compound annual EBITDA growth rate, consistent with the assumptions that a market participant would make.
Average revenue growth rate was estimated taking into account past experience and anticipated market share gains on existing products.
At December 31, 2022, the recoverable amounts of the CGU of cancer genetic testing services and the CGU of sales of medical diagnostics products based on the estimated value-in-use calculations were higher than the carrying amounts of the respective CGUs. Accordingly, no impairment for goodwill is considered necessary.
Any reasonably possible changes in the key assumptions used in the value-in-use assessment model would not affect management’s view on impairment at December 31, 2022.
At December 31, 2023, the CGU cancer genetic testing services and the CGU sales of medical diagnostics products were determined to be impaired and the related amount of goodwill of $1,658,897 and $2,241,371, were impaired. The impairment loss has been included in profit or loss.
CGUs Prevention EMEA and Diagnostics EMEA
The recoverable amounts of the CGU Prevention EMEA and CGU Diagnostics EMEA were determined based on value-in-use calculations.
In September 2022, the Group implemented a restructuring plan for its UK business so as to streamline the resources on new business opportunity and to allow capacity to pursue other more sustainable business opportunities in the UK. The management considered this development represented indicators of impairment for the CGU Prevention EMEA and CGU Diagnostics EMEA and has performed the impairment assessments. The calculation of recoverable amounts of the CGU Prevention EMEA use cash flow projections based on financial budgets approved by management covering six years period and a terminal growth rate thereafter. Cash flows beyond six years period are extrapolated using the estimated average growth rates stated below. The calculation of recoverable amounts of the CGU Diagnostics EMEA use cash flow projections based on financial budgets approved by management covering the expected remaining period of the business.
The key assumptions used in the estimation of the recoverable amounts of the two CGUs are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and are based on historical data from external and internal sources.

2022
CGU Prevention EMEA
Pre-tax discount rate	16.8%
Terminal value growth rate	3.2%
Average revenue growth rate	25.1%
CGU Diagnostics EMEA
Pre-tax discount rate	16.8%
Terminal value growth rate	N/A
Average revenue growth rate	N/A

15.    Goodwill (continued)
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
At September 30, 2022, the CGU Prevention EMEA and CGU Diagnostics EMEA were determined to be impaired and the related full amount of goodwill of $703,534 and $2,568,719, were impaired, respectively. The impairment loss has been included in profit or loss under restructuring costs in relation to diagnostic business (see note 10(a)(iv)).

16.    Interests in equity-accounted investees
See accounting policies in notes 38(A)(iv)-(v) and (L)(i).

	2023	2022
Interest in a joint venture	$97,858,820	$—
Interests in associates	606,055	788,472
	$98,464,875	$788,472
On July 20, 2023, the Group acquired 50% shareholdings of an equity-accounted investee, Insighta. This involved a total consideration of $80,000,000 contribution in cash to the joint venture and an issuance of 1,481,481 Class A ordinary shares. The fair value of the ordinary shares issued was based on the listed share price of the Company at July 20, 2023 of $0.83 per share (equivalent to $12.51 per share after reverse stock split). The joint venture partner entered into a license agreement with the joint venture that will be automatically terminated upon the occurrence of certain events, including the cessation of business and liquidation of the joint venture.
Particulars of equity-accounted investees of the Group are as follows:

Name of an equity-accounted investee	Place of incorporation/ operation	Particular of issued and paid-up capital	Proportion of nominal value of issue capital held by the Company				Principal activity
			2023		2022
			Directly	Indirectly	Directly	Indirectly
			%	%	%	%
Insighta	Cayman Islands	2,000,000 ordinary shares	50	—	—	—	Multi-cancer genetic testing services
アクトメッド株式会社 (“ACTmed Co., Ltd.”)	Japan	1,347 ordinary shares	—	24.85	—	24.85	Precise cancer genetic testing services
CERBACT Asia Holdings Pte. Ltd. (“CERBACT”)	Singapore	100 ordinary shares	—	26.04	—	26.04	Investment holdings
Insighta
Insighta represents a joint venture in which the Group has a 50 percent ownership interest and joint control under a transactional agreement, while Insighta is not publicly listed.
The Group has strategically entered the precision oncology diagnostics market through the establishment of Insighta.
The following table summarizes the financial information of Insighta, from the period of July 20, 2023 to December 31, 2023, as included in its own financial statements, adjusted for fair value adjustments at acquisition and differences

16.    Interests in equity-accounted investees (continued)
in accounting policies. The table also reconciles the summarized financial information to the carrying amount of the Group's interest in Insighta.

2023
Non-current assets	$132,725,811
Current assets (including cash and cash equivalents $79,108,498)	79,310,442
Non-current liabilities	(15,192,930)
Other payables, accruals and contract liabilities	(200,052)
Amount due to a related company	(925,631)
Net assets (100%)	195,717,640
Group's share of net assets (50%)	97,858,820
Other income	580,440
Interest income	927,019
Depreciation and amortization	(2,141,759)
Other expenses	(1,054,858)
Income tax expense	349,018
Loss and total comprehensive income (100%)	$(1,340,140)
Group's share of loss and total comprehensive income (50%)	$(670,070)
Dividends received by the Group	$—
ACTmed Co., Ltd
ACTmed Co., Ltd. represents an associate and is not publicly listed.
At December 31, 2022, the carrying amount of the Group’s interests in the associate is nil as the Group’s share of loss has exceeded its investment in the associate. The Group will not resume recognition of its share of any future profits in the associate until its share of such profits equals the cumulative share of losses not recognized in past years.
CERBACT
CERBACT represents an associate and was incorporated on July 12, 2021 as a limited liability company in Singapore. CERBACT is not individually material to the Group and is not publicly listed.
Aggregate information of associates that are not individually material:

	2023	2022
Carrying amount of interests in associates	$606,055	$788,472
Group's share of total comprehensive income	(188,830)	—

17.    Other non-current assets
See accounting policies in notes 38(J)(i)-(ii) and (L)(i).

	2023	2022
Deposits and prepayments	$743,173	$1,292,462
The balances are classified as non-current assets as they are either expected to be (i) recovered or recognized as expense after one year, or (ii) capitalized as property, plant and equipment after the end of the reporting period.

18.    Inventories
See accounting policy in note 38(G).

	2023	2022
Consumables and reagent	$2,471,318	$3,662,303
Work in progress	104,165	137,106
Finished goods	551,293	734,663
	$3,126,776	$4,534,072
In 2023, 2022 and 2021, inventories of $9,081,519, $57,442,036 and $52,701,330, respectively, were recognized as an expense during the year and included in ‘direct costs’.
In addition, inventories have been reduced by $3,136,551 (2022: $2,055,859) as a result of the write-down to net realizable value. This write-down was recognized as an expense during 2023.
The write-downs are included in ‘direct costs’.
All inventories are expected to be recovered within one year.

19.    Trade and other receivables and deferred expenses
See accounting policies in notes 38(J)(i)-(ii) and (L)(i).

	2023	2022
Current
Trade receivables, net of loss allowance	$4,058,007	$41,691,913
Deposits, prepayments and other receivables
- deposits	887,262	1,119,968
- prepayments	3,298,558	4,965,101
- other receivables	1,099,028	804,045
	5,284,848	6,889,114
Deferred expenses (note)	8,312,890	4,577,255
	17,655,745	53,158,282
Non-current
Deferred expenses (note)	3,530,756	6,307,834
	$21,186,501	$59,466,116
Note:    Deferred expenses represent the advanced bonus payment to a director and certain employees for retention purpose under various arrangements. These balances are amortized over the period as stated in the employment agreements and recognized as an expense when the Group consumes the benefit arising from the services provided by the director and those employees in exchange for employee benefits. The amounts expected to be amortized within one year are recognized under current assets.

19.    Trade and other receivables and deferred expenses (continued)
All trade receivables, deposits, prepayments and other receivables are expected to be recovered or recognized as expense within one year. Trade receivables are due within 30 to 90 days from the date of billing.
Information about the Group’s exposure to credit and market risks, and impairment losses for trade receivables is included in note 32(C).

20.    Financial assets at fair value through profit or loss
See accounting policy in note 38(J).

	2023	2022
Financial assets measured at fair value through profit or loss (“FVTPL”)
- Unlisted securities	$20,405,264	$17,537,608
Movement of the balance during the years ended December 31, 2023 and 2022 is as follow:

	2023	2022
Balance at January 1	$17,537,608	$9,906,000
Additions	10,002,442	20,000,000
Redemption	—	(3,004,897)
Changes in fair value recognized in profit or loss	(7,134,786)	(9,363,495)
Balance at December 31	$20,405,264	$17,537,608

	2023	2022
Represented by:
Non-current	$9,371,064	$—
Current	11,034,200	17,537,608
	$20,405,264	$17,537,608

21.    Short-term deposits and cash and cash equivalents
See accounting policies in notes 38(J)(i)-(ii) and (L)(i).
(a)Short-term deposits
At December 31, 2023, the short-term deposits of the Group carried weighted average interest rates of 6.00% per annum (2022: 5.21%).
(b)Cash and cash equivalents

	2023	2022
Bank balances	$45,701,633	$146,656,326
Cash on hand	4,815	3,869
Cash and cash equivalents	$45,706,448	$146,660,195

22.    Accrued expenses and other liabilities
See accounting policies in note 38(J).

	2023	2022
Current
Accrued staff costs	$612,036	$1,405,316
Accrued expenses	5,336,981	2,949,038
Accrued professional fee	88,211	4,432,425
Value added tax payable	35,480	58,093
Deposit liabilities	868,517	328,559
Consideration payable in relation to the ACT Acquisition (note)	—	958,224
Other payables and accruals	1,233,590	5,479,766
	8,174,815	15,611,421
Non-current
Other non-current liabilities	823,345	949,701
	$8,998,160	$16,561,122
Note:    The amount refers to the payable to one of the sellers who is an independent third party according to the share purchase agreement as mentioned in note 34, which was fully settled in January 2023.
All of the accrued expenses and other current liabilities are expected to be settled within one year or repayable on demand.

23.    Contract liabilities
See accounting policy in note 38(C).
Contract liabilities represents non-refundable consideration received from customers before the Group recognizes the related revenue. Such consideration is recognized as contract liabilities until the performance obligation is fulfilled or the likelihood of having to fulfil the performance obligation is remote and it is highly probable that a significant reversal of revenue will not occur.

	2023	2022
Contract liabilities	$6,111,017	$5,674,290
Movement in contract liabilities is as follows:

	2023	2022
Balance at January 1	$5,674,290	$9,587,245
Revenue recognized	(1,937,086)	(5,904,877)
Additions from acquisition (note 34(C))	—	416,307
Receipt from customers upon entering sales contracts	2,373,813	1,575,615
Balance at December 31	$6,111,017	$5,674,290
At December 31, 2023 and 2022, except for the amount of $2,508,663 and $2,500,370, respectively, which is expected to be recognized as revenue within one year, the remaining amount will be recognized as revenue when the performance obligations are fulfilled, which may be after one year from the end of the reporting period.

24.    Lease liabilities
See accounting policy in note 38(M).
The following table shows the remaining contractual maturities of the Group’s lease liabilities at the end of the reporting periods:

	2023	2022
Within 1 year	$1,502,173	$2,882,933
After 1 year but within 2 years	770,839	1,464,200
After 2 years but within 5 years	96,376	1,294,278
After 5 years	—	1,004,752
	867,215	3,763,230
Total	$2,369,388	$6,646,163

25.    Loans and borrowings
See accounting policies in notes 38(B), (J)(i), (J)(iii) and (L)(ii).
(a)Trade financing
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

25.    Loans and borrowings (continued)
(b)Reconciliation of movements of liabilities to cash flows arising from financing activities
The table below details changes in the Group’s liabilities from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statement of cash flows as cash flows from financing activities.

	Lease liabilities	Trade financing	Preference shares liabilities	Total
	(note 24)	(note 25(a))	(note 26)
Balance at January 1, 2022	$5,267,210	$—	$486,404,770	$491,671,980
Changes from financing cash flows:
Capital element of lease rentals paid	(1,834,272)	—	—	(1,834,272)
Interest element of lease rentals paid	(244,085)	—	—	(244,085)
Interest paid	—	(172,978)	—	(172,978)
Proceeds from trade financing	—	21,677,075	—	21,677,075
Repayment of trade financing	—	(21,677,075)	—	(21,677,075)
Total changes from financing cash flows	(2,078,357)	(172,978)	—	(2,251,335)
Other changes:
Increase in lease liabilities from entering into new leases	833,538	—	—	833,538
Interest expenses (notes 7(a)(ii) and 10(a))	244,085	172,978	—	417,063
Changes in the carrying amount of preference shares liabilities (note 26)	—	—	3,752,758	3,752,758
Additions from acquisition (note 34(C))	2,379,687	—	—	2,379,687
Fair value loss on preference shares liabilities (note 26)	—	—	60,091,353	60,091,353
Reclassification to share premium (note 26)	—	—	(550,248,881)	(550,248,881)
Total other changes	3,457,310	172,978	(486,404,770)	(482,774,482)
Balance at December 31, 2022 and January 1, 2023	6,646,163	—	—	6,646,163
Changes from financing cash flows:
Capital element of lease rentals paid	(3,234,883)	—	—	(3,234,883)
Interest element of lease rentals paid	(241,497)	—	—	(241,497)
Total changes from financing cash flows	(3,476,380)	—	—	(3,476,380)
Other changes:
Increase in lease liabilities from entering into new leases	196,626	—	—	196,626
Lease modification	(1,238,518)	—	—	(1,238,518)
Interest expenses (notes 7(a)(ii) and 10(a))	241,497	—	—	241,497
Total other changes	(800,395)	—	—	(800,395)
Balance at December 31, 2023	$2,369,388	$—	$—	$2,369,388

26.    Preference shares liabilities
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

26.    Preference shares liabilities (continued)
All series of the preference shares share the following features:
•preference shareholders are entitled to the same voting power of the ordinary shares on an as if converted basis and are entitled to a right to vote as a separate class on the special corporate matters;
•8% non-cumulative dividend per annum with distribution priority over the holders of ordinary shares (the “Ordinary Shareholders”). Among the preference shareholders, shareholders of Series C have priority over those of Series B and A, and Series B have priority over Series A;
•the preference shares can be redeemed at the option of the holders upon the occurrence of a Redemption Event, which is defined as the failure to secure an initial public offering or a liquidation event by June 16, 2026. Otherwise, the preference shares will be converted into the ordinary shares of the Company upon the closing of an initial public offering at a then-effective conversion ratio with a down-round protection feature;
•the redemption amount will be based on i) the product of the original subscription price paid and the number of shares to be redeemed for Series A; and ii) the product of the original subscription price paid and the number of share to be redeemed, plus all declared or accrued but unpaid dividends, plus a simple interest of 10% per annum on the subscription price for Series B, Series C and Series D; and iii) the product of the original subscription price paid and the number of share to be redeemed, plus all declared or accrued but unpaid dividends, plus a simple interest of 12% per annum on the subscription price for Series E; and
•upon liquidation, the holders shall be entitled to receive their investment amount prior to and in preference to Ordinary Shareholders and in the following order of priority from the highest to the lowest: Series E, Series D, Series C, Series B and Series A.
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

The movements of preference shares during the years ended December 31, 2022 and 2023 are as follows:

	Present value of redemption amount	Conversion feature	Total
Balance at January 1, 2022	$61,373,153	$425,031,617	$486,404,770
Changes in the carrying amount of preference shares liabilities (note 10(a))	3,752,758	—	3,752,758
Changes in fair value recognized in profit or loss	—	60,091,353	60,091,353
Reclassification to share capital and share premium upon listing	(65,125,911)	(485,122,970)	(550,248,881)
Balance at December 31, 2022 and 2023	$—	$—	$—

27.    Warrant liabilities
See accounting policies in note 38(J).
The Reverse Recapitalization (see note 31) has included the issuance of 1,492,306 warrants. Each warrant entitles the holder to purchase one Class A ordinary share of the Company at an exercise price of $8.91 per whole share (equivalent to $133.65 per whole share after reverse stock split). The warrants are exercisable from May 18, 2022 and will expire on May 18, 2027.
The warrants are listed on NASDAQ under the trading symbol “PRENW” and are measured based on the market price.
Movement of the balance during the years ended December 31, 2022 and 2023 is as follow:

	2023	2022
Balance at January 1	$3,574,885	$—
Assumption of warrant upon the Reverse Recapitalization	—	6,186,423
Issuance of warrant	—	585,000
Change in fair value recognized in profit or loss	(3,351,035)	(3,196,538)
Balance at December 31	$223,850	$3,574,885

28.    Liabilities for puttable financial instrument
See accounting policies in note 38(J).
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
The movement of the liabilities for puttable financial instrument during years ended December 31, 2023 and 2022 are analyzed as follows:

	2023	2022
Balance at January 1	$17,138,905	$—
Issuance of puttable financial instrument	—	17,138,905
Change in fair value recognized in equity	(2,516,376)	—
Balance at December 31	$14,622,529	$17,138,905

29.    Capital and reserves
See accounting policies in note 38(K).
As described in Note 1, the Reverse Recapitalization has resulted in PHCL becoming a wholly owned subsidiary of the Company on May 18, 2022, effectuated by the holders of PHCL ordinary shares exchanging each of their shares for Class A or Class B ordinary shares of the Company (collectively “Prenetics Ordinary Shares”) as described below:
(a)Movement in ordinary shares of PHCL
Authorized and issued share capital

		2023		2022
	Note	No. of shares		No. of shares
Authorized ordinary shares of $1 each	(ii)	50,000	$50,000	50,000	$50,000
Ordinary shares, issued and fully paid:
Balance at January 1		1	$1	14,932,033	$1,493
Shares issued upon conversion of exchange loan notes	(iii)	—	—	1	1
Exchange for Prenetics Ordinary Shares as part of Reverse Recapitalization	(v)	—	—	(14,932,033)	(1,493)
Balance at December 31	(iv)	1	$1	1	$1
Total share capital			$1		$1
Notes:
(i)The Ordinary Shareholders are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of PHCL. All ordinary shares rank equally with regard to the Group’s residual assets.
(ii)As specified in the written plan of merger approved by special resolution of the shareholders of PHCL at an extraordinary general meeting of the shareholders of PHCL on May 6, 2022, the authorized share capital of PHCL had been redesignated to $50,000 divided into 50,000 ordinary shares of a par value of $1 each.
(iii)On May 18, 2022, 1 ordinary share valued at $1 was issued upon the closing of the Acquisition Merger.
(iv)At December 31, 2022, the entire amount standing to the reclassification to share premium at $17,126,369 due to the Group’s restructuring.
(v)On May 18, 2022, the ordinary shares of PHCL were canceled in exchange for the right to receive Class A or Class B ordinary shares of the Company equal to the exchange ratio of 2.03 for each ordinary share of PHCL.

29.    Capital and reserves (continued)
(b)Movement in ordinary shares of the Company
Authorized and issued share capital

		2023		2022
	Note	No. of shares		No. of shares
Authorized Class A ordinary shares of $0.0015 each	(i)	30,000,001	$45,000	30,000,001	$45,000
Authorized Class B ordinary shares of $0.0015 each	(i)	3,333,333	5,000	3,333,333	5,000
		33,333,334	$50,000	33,333,334	$50,000
Class A ordinary shares, issued and fully paid:
As of the beginning of the year		8,484,616	$12,727	—	$—
Issuance of Prenetics Ordinary Shares as part of Reverse Recapitalization		—	—	6,751,061	10,127
Cancellation and retirement of repurchased shares		(112,317)	(168)	—	—
Share issued for vesting of restricted share units		513,345	770	523,519	785
Share issued upon conversion of exchange loan notes		52,620	79	52,619	79
Share issued for the investment in Insighta		1,481,481	2,222	—	—
Share issued for the ACT Acquisition		168,709	253	1,157,417	1,736
Adjustment for reverse stock split	(iv)	35,754	54	—	—
At the end of the year	(ii)	10,624,208	$15,937	8,484,616	$12,727
Class B ordinary shares, issued and fully paid:
As of the beginning of the year		647,591	$971	—	$—
Share issued for vesting of restricted share units		933,380	1,400	—	—
Issuance of Prenetics Ordinary Shares as part of Reverse Recapitalization		—	—	647,591	971
Adjustment for reverse stock split	(iv)	1	—	—	—
Balance at December 31	(iii)	1,580,972	$2,371	647,591	$971
Total share capital			$18,308		$13,698
Notes:
(i)The authorized share capital of the Company is $50,000 divided into 33,333,334 shares with a par value of $0.0001 each (equivalent to $0.0015 each after reverse stock split), of which (i) 30,000,001 shares shall be designated as Class A Ordinary Shares; (ii) 3,333,333 shares shall be designated as convertible Class B Ordinary Shares. The share capital would reflect the par value with the excess recorded as share premium.
(ii)Class A ordinary shareholders are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Group’s residual assets.
(iii)Class B ordinary shareholders are entitled to receive dividends as declared from time to time and are entitled to twenty vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Group’s residual assets.
(iv)In November 2023, the Company approved a reverse stock split of issued and unissued ordinary shares at a ratio of 1-for-15. (see note 2)

29.    Capital and reserves (continued)
(c)Nature and purpose of reserves
(i)Capital reserve
The capital reserve represents restricted shares granted to shareholders but are subjected to certain restrictions and portion of the grant date fair value of unexercised share options granted to employees of the Company that has been recognized in accordance with the accounting policy adopted for share-based payments in note 38(D)(ii).
(ii)Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in note 38(B).
(iii)Other reserves
The other reserves comprise (i) the fair value of shares to be issued of $5,061,304 in connection with the ACT Acquisition in 2022, which were issued in January 2023; (ii) the amortized cost of puttable financial instrument in connection with the ACT Acquisition; (iii) the then shareholders of Oxsed Limited exchanged GBP5,865,450 (equivalent to $7,549,258) into 110,150 ordinary shares in connection with the acquisition of Oxsed Limited; (iv) the remaining balance of the unconverted portion of the exchange loan notes recognized as equity instrument in accordance with the accounting policy adopted for convertible securities; and (v) the change in fair value of liabilities for puttable financial instrument, which had been granted under the shareholders’ agreements to the NCI of ACT.
(iv)Share premium
Under the Companies Law of the Cayman Islands, the funds in the share premium account of the Company are distributable to the shareholders of the Company provided that immediately following the date on which the dividend is proposed to be distributed, the Company will be in a position to pay off its debts as they fall due in the ordinary course of business.
(v)Treasury stock
As at December 31, 2023, the Company holds 14,134 shares (2022: 20,722 shares) in treasury and the aggregate price of the purchased shares is deducted from equity as “Treasury stock” for an amount of $63,294 (2022: $661,519).

(d)Capital management
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
The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group made no changes to its capital management objectives, policies or processes during the years ended December 31, 2021, 2022 and 2023.
Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

30.    Equity-settled share-based transactions
See accounting policy in note 38(D)(ii).
Prenetics HK terminated two share option schemes which were approved in 2014 and 2016 (collectively as the “Option Schemes”) and one restricted share scheme which was approved in 2017 (the “Restricted Share Scheme”) on June 16, 2021, and were rolled up to a new ESOP scheme of PHCL (the “PHCL 2021 Plan”).
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
(a)Prenetics 2022 Plan
The number of RSUs and aggregate fair value of RSUs granted to certain employees, directors and third parties under Prenetics 2022 Plan were as follows,

Grant date	Number of RSUs	Closing price per ordinary share less subscription price per ordinary share	Aggregate fair value of the RSUs
On May 18, 2022	144,522	$7.64	$1,104,148
On June 30, 2022	2,446,557	4.04	9,884,090
On December 31, 2022	946,330	2.00	1,892,660
On February 1, 2023	66,666	1.49	99,332
On June 23, 2023	16,486,108	0.90	14,874,763
On June 30, 2023	2,403,529	0.79	1,903,341
On December 31, 2023	7,928	3.39	26,855
The RSUs granted were measured at the closing price per ordinary share less subscription price per ordinary share on grant date. The Company recognized employee share-based compensation benefits according to the restriction conditions.
The RSUs outstanding at December 31, 2023 had an exercise price ranged from $0.001 to $2.96 per ordinary share (2022: $0.001 per ordinary share), and a range of vesting period up to 3 years (2022: up to 3 years).
The number and weighted average exercise prices of the RSUs are as follows:

	2023		2022
	Weighted average exercise price	Number of RSUs	Weighted average exercise price	Number of RSUs
Balance at January 1	$0.01	2,360,267	$—	—
Granted	$0.03	18,964,231	0.01	3,537,409
Cancelled	$0.001	(9,364,807)	0.01	(75,031)
Exercised	$0.004	(878,332)	0.01	(1,102,111)
Outstanding balance at December 31	$0.06	11,081,359	$0.01	2,360,267
Exercisable balance at December 31	$0.001	180,194	$0.01	16,775
During the year ended December 31, 2023, equity-settled share-based payment expenses in respect of the Prenetics 2022 Plan of $4,841,444 (2022: $7,732,961) was recognized in profit or loss, respectively. The remaining balance is recognized in profit or loss over the remaining vesting period.

30.    Equity-settled share-based transactions (continued)
(b)PHCL 2021 Plan
Details of the RSUs outstanding at December 31, 2023 and 2022 are as follows:

	Number of instruments
	2023	2022
RSUs granted to directors	821,111	1,636,011
RSUs granted to employees	2,126	43,045
RSUs granted to third parties	11,710	11,710
	834,947	1,690,766
Under the PHCL 2021 Plan, PHCL granted 3,933,063 RSUs to certain employees, directors and third parties on June 16, 2021 and 63,934 RSUs in December 2021 to certain directors, employees and third parties, respectively.
The fair value of services received in return for the RSUs granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on Black-Scholes Model. The contractual life of RSUs is used as an input into this model.

2021
Fair value of RSUs and key assumptions
Fair value at measurement date	$13.89 - $18.91
Share price	$13.89 - $18.91
Exercise price	$0.01
Expected volatility	41.03% - 44.26%
Expected option life	1 year
Expected dividends	0%
Risk-free interest rate	1% - 1.13%
Likelihood of achieving a redemption event	5%
Likelihood of achieving a liquidity event	5%
The number and weighted average exercise prices of the RSUs are as follows:

	2023		2022
	Weighted average exercise price	Number of RSUs	Weighted average exercise price	Number of RSUs
Balance at January 1	$0.01	1,690,766	$0.01	14,748,217
Exercised	0.01	(829,459)	0.01	(12,821,445)
Forfeited	0.01	(26,360)	0.01	(168,894)
Cancelled	—	—	0.01	(67,112)
Outstanding balance at December 31	$0.01	834,947	$0.01	1,690,766
Exercisable balance at December 31	$0.01	283,338	$0.01	14,571
The RSUs outstanding at December 31, 2023 had a weighted average exercise price of $0.01 per ordinary share (2022: $0.01 per ordinary share), and a weighted average remaining contractual life of 1.4 years (2022: 4.7 years).
The aggregate fair value of the restricted shares united granted to the selected employees on the dates of grants on June 30, 2021 and December 31, 2021 was $54,645,652 ($13.89 per share) and $1,209,111 ($18.91 per share) respectively. The Company recognized employee share-based compensation benefits according to the restriction conditions.
During the year ended December 31, 2023, equity-settled share-based payment expenses in respect of the PHCL 2021 Plan of $5,623,551 (2022: $23,847,422) was recognized in profit or loss, respectively. The remaining balance is recognized in profit or loss over the remaining vesting period.

31.    Reverse Recapitalization
As disclosed in note 1, the Reverse Recapitalization has been accounted for with reference to the principles of reverse acquisitions with PHCL being the accounting acquirer and Artisan the accounting acquiree. Accordingly, except for the capital structure, these financial statements have been presented as a continuation of the consolidated financial information of PHCL Group with:
•the assets and liabilities of PHCL Group recognized and measured at their carrying amounts immediately prior to the Reverse Recapitalization;
•the retained earnings and other equity balances of PHCL Group recognized at amounts immediately prior to the Reverse Recapitalization; and
•the financial information for periods prior to the Reverse Recapitalization being that of PHCL Group.
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

Fair value of Artisan’s identifiable net assets acquired comprising		$23,599,605
Prepayments	$538,315
Cash and cash equivalent	30,363,822
Accrued expenses	(231,109)
Warrants liabilities (note (i))	(6,186,423)
Derivative liabilities (note (ii))	(885,000)
Less: Fair value of consideration comprising:
14,523,244 Company’s Class A ordinary shares		(113,146,206)
Share-based payment expense on listing		$(89,546,601)
Notes:
(i)The warrants liabilities acquired include those in relation to the warrants issued by Artisan to Artisan’s public investors and Artisan LLC, the sponsor. The holders of Artisan’s warrants (including public investors and the sponsor) received one warrant of the Company for each Artisan’s warrant, resulting in the issuance of 100,000 warrants of the Company (see note 27).
(ii)Prior to the initial public offering of Artisan, institution investors (“FPA Investors”) agreed to purchase an aggregate of 6,000,000 Class A ordinary shares of Artisan and 1,500,000 redeemable warrants of Artisan at a price of $10 per Class A ordinary share and 1⁄4 warrant of Artisan in a private placement to close immediately prior to the closing of Artisan merging with one or more entities. The investment commitments from FPA Investors represents a derivative liability of Artisan measured at FVTPL before the Initial Merger. As part of the Reverse Recapitalization, prior to the Initial Merger, the agreements with FPA Investors were amended such that FPA Investors committed to purchase a variable number of Class A ordinary shares and warrants of the Company at an aggregate price of $585,000 immediately prior to the closing of the Acquisition Merger. On May 18, 2022, the derivative liability was settled by issuing 400,000 Class A ordinary shares and 100,000 warrants of the Company to FPA Investors (see note 27).

31.    Reverse Recapitalization (continued)
The Reverse Recapitalization has also involved the following transactions:
•For additional capitalization, the Company issued 372,000 Class A ordinary shares to PIPE Investors on May 18, 2022 (see note 29(b)), pursuant to the original subscription agreements dated on September 15, 2021 which was subsequently amended in 2022.
In the subscription agreements dated on September 15, 2021, PIPE Investors committed to purchase Class A ordinary shares of the Company at a price of $10 per share (equivalent to $150 per share after reverse stock split) upon listing. The subscription agreements were amended on March 30, 2022 such that PIPE Investors committed to purchase a variable number of Class A ordinary shares of the Company at an aggregate price of $55,800,000 upon listing. The amendment of the subscription agreements with PIPE Investors results in recognition of a derivative liability measured at fair value through profit or loss, with a debit in equity. Upon completion of the Reverse Recapitalization, the derivative liability was settled by issuing 516,000 Class A ordinary shares of the Company to PIPE Investors.
•Professional services expenditure of $18,231,775 were incurred to facilitate listing on NASDAQ, with $3,529,904 and $14,701,871 recognized as administrative and other operating expenses in the profit or loss for the years ended December 31, 2022 and 2021, respectively.

32.    Financial instruments - Fair values and risk management
A.Accounting classification and fair values
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

		Carrying amount				Fair value
	Note	Mandatorily at FVTPL - others	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Balance at December 31, 2023
Financial asset measured at fair value
Financial assets at FVTPL	20	$20,405,264	$—	$—	$20,405,264	$—	$—	$20,405,264	$20,405,264
Financial assets at amortized cost
Trade receivables	19	$—	$4,058,007	$—	$4,058,007	n/a	n/a	n/a	n/a
Deposits and other receivables	17,19	—	6,028,021	—	6,028,021	n/a	n/a	n/a	n/a
Amount due from a related company		—	5,123	—	5,123	n/a	n/a	n/a	n/a
Amounts due from equity-accounted investees		—	132,114	—	132,114	n/a	n/a	n/a	n/a
Short-term deposits		—	16,000,000	—	16,000,000	n/a	n/a	n/a	n/a
Cash and cash equivalents	21(b)	—	45,706,448	—	45,706,448	n/a	n/a	n/a	n/a
		$—	$71,929,713	$—	$71,929,713
Financial liabilities measured at fair value
Warrant liabilities	27	$223,850	$—	$—	$223,850	223,850	—	—	223,850
Financial liabilities at amortized cost
Trade payables		$—	$—	$1,671,019	$1,671,019	n/a	n/a	n/a	n/a
Accrued expenses and other liabilities	22	—	—	8,174,815	8,174,815	n/a	n/a	n/a	n/a
Liabilities for puttable financial instrument	28	—	—	14,622,529	14,622,529	n/a	n/a	n/a	n/a
		$—	$—	$24,468,363	$24,468,363

32.    Financial instruments - Fair values and risk management (continued)

		Carrying amount				Fair value
	Note	Mandatorily at FVTPL - others	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Balance at December 31, 2022
Financial asset measured at fair value
Financial assets at FVTPL	20	$17,537,608	$—	$—	$17,537,608	$—	$—	$17,537,608	$17,537,608
Financial assets at amortized cost
Trade receivables	19	$—	$41,691,913	$—	$41,691,913	n/a	n/a	n/a	n/a
Deposits and other receivables	17,19	—	8,181,576	—	8,181,576	n/a	n/a	n/a	n/a
Short-term deposits		—	19,920,160	—	19,920,160	n/a	n/a	n/a	n/a
Cash and cash equivalents	21(b)	—	146,660,195	—	146,660,195	n/a	n/a	n/a	n/a
		$—	$216,453,844	$—	$216,453,844
Financial liabilities measured at fair value
Warrant liabilities	27	$3,574,885	$—	$—	$3,574,885	3,574,885	—	—	3,574,885
Financial liabilities at amortized cost
Trade payables		$—	$—	$7,291,133	$7,291,133	n/a	n/a	n/a	n/a
Accrued expenses and other liabilities	22	—	—	15,668,734	15,668,734	n/a	n/a	n/a	n/a
Liabilities for puttable financial instrument	28	—	—	17,138,905	17,138,905	n/a	n/a	n/a	n/a
		$—	$—	$40,098,772	$40,098,772
The Group’s finance team is responsible for overseeing the valuation of the financial instruments of the unlisted securities which are categorized into Level 3 of the fair value hierarchy. The team reports directly to the chief financial officer. Valuation results with analysis of changes in fair value measurement are prepared by the team with the assistance from external valuers where necessary and reviewed by the chief financial officer at each quarter end and annual reporting date. The valuation process is documented and updated where appropriate by the team and reviewed by the chief financial officer quarterly that coincides with the reporting dates.

32.    Financial instruments - Fair values and risk management (continued)
B.Measurement of fair values
(i)Valuation techniques and significant unobservable inputs
The following tables show the valuation techniques used in measuring Level 3 fair values for financial instruments in the statement of financial position, as well as the significant unobservable inputs used.
Financial instruments measured at fair value

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Financial assets at FVTPL	Adjusted net asset value	Underlying assets’ value	The estimated fair value would increase if the underlying assets’ value is higher.
	Discounted cash flow method	Risk-adjusted discount rate: 17.5% Discount for lack of marketability: 32.5%	The estimated fair value would increase if: –the risk-adjusted discount rate was lower; or –the discount for lack of marketability was lower.
(ii)Transfers between Levels 1 and 2
There were no transfers from Level 2 to Level 1 in 2023 and no transfers in either direction in 2022.
(iii)Level 3 recurring fair values
Reconciliation of Level 3 fair values
The following table shows a reconciliation of financial assets at FVTPL from the opening balances to the closing balances for Level 3 fair values.

	2023	2022
Balance at January 1	$17,537,608	$9,906,000
Additions	10,002,442	20,000,000
Redemption	—	(3,004,897)
Changes in fair value recognized in profit or loss	(7,134,786)	(9,363,495)
Balance at December 31	$20,405,264	$17,537,608
C.Financial risk management
The Group has exposure to the following risks arising from financial instruments:
-credit risk (see (C)(ii));
-liquidity risk (see (C)(iii)); and
-currency risk (see (C)(iv)).

32.    Financial instruments - Fair values and risk management (continued)
(i)Risk management framework
The Company's board of directors has overall responsibility for the establishment and oversight of the Group's risk management framework. The management of the Group establishes policies and procedures around risk identification, measurement and management; and setting and monitoring risk limits and controls, in accordance with the objectives and underlying principles in the risk management framework approved by the board of directors. Risk management policies and procedures are reviewed regularly to reflect changes in market conditions and the Group's activities.
(ii)Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group's receivables from customers.
The carrying amounts of financial assets represent the maximum credit exposure.
Trade receivables
The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. At December 31, 2023 and 2022, 11% and 56% of the total trade receivables were due from the Group’s largest customer, and 26% and 73% of the total trade receivables were due from the Group’s five largest customers, respectively.
Individual credit evaluations are performed on all customers requiring credit over a certain amount. These take into account the customer’s past payment history, financial position and other factors. Trade receivables are due within 30 to 90 days from the billing date. The Group does not obtain collateral in respect of trade and other receivables. The Group does not have trade receivable for which no loss allowance is recognized because of collateral.
Expected credit loss assessment for individual customers
The Group has applied the simplified approach in IFRS 9 Financial Instruments to measure the loss allowance at lifetime ECL. The Group determines the expected credit losses on trade receivables by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions at the reporting date.
At December 31, 2023 and 2022, the overall expected loss rate was 37.40% and 3.68%, respectively, which reflected the settlement experience on the trade receivables.
Movement in the allowance for impairment in respect of trade receivables
Movement in the loss allowance account in respect of trade receivable during the years ended December 31, 2023 and 2022 is as follows:

	2023	2022
Balance at January 1	$1,592,119	$518,968
Additions from acquisition (note 34(C))	—	1,263,570
Net remeasurement of loss allowance	782,488	(136,493)
Amounts written off	(41,776)	(33,808)
Exchange differences	91,278	(20,118)
Balance at December 31	$2,424,109	$1,592,119

32.    Financial instruments - Fair values and risk management (continued)
Cash and cash equivalents
The Group held cash and cash equivalents and short-term deposits of $45,706,448 and $16,000,000 at December 31, 2023, respectively (2022: $146,660,195 and $19,920,160, respectively). The cash and cash equivalents and short-term deposits are held with bank and financial institution counterparties with high credit-ratings assigned by international credit-rating agencies.
Impairment on cash and cash equivalents and short-term deposits has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considers that its cash and cash equivalents and short-term deposits have low credit risk based on the external credit ratings of the counterparties.
(iii)Liquidity risk
Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group's objective when managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation.
The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted, and include contractual interest payments.

		Contractual undiscounted cash flows
	Carrying amount	Total	Within 1 year or on demand	1 - 2 years	More than 2 years
Balance at December 31, 2023
Trade payables	$1,671,019	$1,671,019	$1,671,019	$—	$—
Accrued expenses and other liabilities	8,174,815	8,174,815	8,174,815	—	—
Lease liabilities	2,369,388	2,440,587	1,549,027	787,708	103,852
Liabilities for puttable financial instrument	14,622,529	14,622,529	14,622,529	—	—
	$26,837,751	$26,908,950	$26,017,390	$787,708	$103,852
Balance at December 31, 2022
Trade payables	$7,291,133	$7,291,133	$7,291,133	$—	$—
Accrued expenses and other liabilities	15,668,734	15,668,734	15,611,421	57,313	—
Lease liabilities	6,646,163	7,308,540	3,022,367	1,678,615	2,607,558
Liabilities for puttable financial instrument	17,138,905	17,138,905	17,138,905	—	—
	$46,744,935	$47,407,312	$43,063,826	$1,735,928	$2,607,558
(iv)Market risk
Market risk is the risk that changes in market prices – e.g. foreign exchange rates – will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.
Currency risk

32.    Financial instruments - Fair values and risk management (continued)
The Group is exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases and receivables are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily USD, Hong Kong dollar ("HKD"), British Pound ("GBP") and New Taiwan dollar ("TWD"). The currencies in which theses transactions are primarily denominated are USD, HKD, GBP, TWD and Renminbi ("RMB").
As the HKD is pegged to the USD, the Group considers the risk of movements in exchange rates between the HKD and the USD to be insignificant.
Exposure to currency risk
The summary quantitative data about the Group’s exposure to currency risk as reported to the management of the Group is as follows.

	December 31, 2023		December 31, 2022
	USD	RMB	USD	RMB
Trade receivables	$50,696	$—	$79,220	$—
Deposits, prepayments and other receivables	76,586	—	2,972,471	872,455
Cash and cash equivalents	41,388,803	253,839	12,225,385	14
Trade payables	(45,754)	(167,889)	(3,984,494)	(2,029,309)
Accrued expenses and other liabilities	—	(2,608)	(3,741,359)	—
Net exposure	$41,470,331	$83,342	$7,551,223	$(1,156,840)
The following significant exchange rates have been applied.

	Average rate		Year-end spot rate
	2023	2022	2023	2022
USD 1	$7.82	$7.83	$7.81	$7.78
RMB 1	1.10	1.17	1.10	1.11
Sensitivity analysis
The following table indicates the instantaneous change in the Group’s loss after tax (and accumulated losses) that would arise if foreign exchange rates to which the Group has significant exposure at the end of the reporting period had changed at that date, assuming all other risk variables remained constant.

	2023		2022
	Increase/(decrease) in foreign exchange rates	Decrease/(increase) on loss after tax and accumulated losses	Increase/(decrease) in foreign exchange rates	Decrease/(increase) on loss after tax and accumulated losses
	%		%
USD	1	$(346,058)	1	$(63,061)
	(1)	346,058	(1)	63,061
RMB	5	(3,478)	5	48,298
	(5)	3,478	(5)	(48,298)

33.    List of subsidiaries
See accounting policy in note 38(A)(ii).
The following list contains the material subsidiaries of the Group at December 31, 2023 and 2022 are as follows:

Name of subsidiaries	Place of incorporation/ operation	Issued and fully paid share capital	Proportion of nominal value of issue capital held by the Company				Principal activities
			2023		2022
			Directly	Indirectly	Directly	Indirectly
			%	%	%	%
Prenetics Limited	Hong Kong	HK$415,276,716	—	100	—	100	Genetic and diagnostic health testing
Prenetics EMEA Limited*	United Kingdom	GBP76,765.81	—	100	—	100	Genetic and diagnostic health testing
ACT Genomics Holdings Company Limited (note 34)	Cayman Islands	$16,713	74.39	—	74.39	—	Precise cancer genetic testing services
ACT Genomics Co., Ltd.	Taiwan	TWD455,080,000	—	74.33	—	74.33	Precise cancer genetic testing - services
ACT Genomics (Hong Kong) Limited	Hong Kong	HK$775,000	—	74.39	—	74.39	Precise cancer genetic testing - services
Sanomics Limited	Hong Kong	HK$500,000	—	74.39	—	74.39	Precise cancer genetic testing - services
MC Diagnostics Limited	United Kingdom	GBP1,164	—	74.39	—	74.39	Sales of medical diagnostics products
* The entity is classified under discontinued operation during the year.

34.    Acquisition of ACT Genomics
See accounting policy in note 38(A)(i)-(iii).
A.Consideration transferred
The following table summarizes the acquisition date fair value of each major class of consideration transferred.

Cash	$9,041,776
Deferred consideration (note 22)	958,224
Equity instruments (1,326,127 ordinary shares)	39,783,820
Total consideration transferred	$49,783,820
Net cash outflow arising on acquisition:
Cash consideration	$9,041,776
Less: cash and cash equivalent balances acquired (note 34(C))	5,623,061
Total net cash outflow arising on acquisition	$3,418,715
Equity instruments issued
The fair value of the ordinary shares issued was based on the listed share price of the Company at December 30, 2022 of $2 per share (equivalent to $30 per share after reverse stock split).
B.Acquisition-related costs
The Group incurred acquisition-related costs of $1,191,858 on legal fees and due diligence costs. These costs have been included in ‘administrative and other operating expenses’.

34.    Acquisition of ACT Genomics (continued)
C.Identifiable assets acquired and liabilities assumed
The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

Property, plant and equipment (note 13)	$5,649,182
Intangible assets (note 14)	13,826,389
Interests in equity-accounted investees (note 16)	788,472
Deferred tax assets	235,879
Inventories	1,294,959
Trade receivables (including loss allowance $1,263,570)	2,594,976
Deposits, prepayments and other receivables	2,013,985
Cash and cash equivalents (note 34(A))	5,623,061
Trade payables	(857,537)
Accrued expenses and other current liabilities	(2,763,480)
Contract liabilities (note 23)	(416,307)
Lease liabilities	(2,379,687)
Tax liabilities	(5,713)
Deferred tax liabilities	(2,913,666)
Other non-current liabilities	(223,207)
Total identifiable net assets acquired	$22,467,306
Measurement of fair values
The valuation technique used for measuring the fair value of material assets acquired was as follow.

Assets acquired	Valuation technique
Property, plant and equipment	Cost technique: The valuation model considers market prices for depreciated replacement cost when appropriate. Depreciated replacement cost reflects functional and economic obsolescence.
Intangible assets	Multi-period excess earnings method: The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the technology and customer relationships, by excluding any cash flows related to contributory assets.
If the acquisition had occurred on January 1, 2022, management estimates that the Group’s consolidated revenue would have been increased by $15,083,979, and consolidated loss for the year would have been increased by $64,938,749.
D.Goodwill
Goodwill arising from the acquisition has been recognized as follows.

2022
Consideration transferred (note 34(A))	$49,783,820
Non-controlling interests, based on their proportionate interest in the recognized amounts of the assets and liabilities of ACT Genomics	6,483,762
Fair value of identifiable net assets (note 34(C))	(22,467,306)
Goodwill (note 15)	$33,800,276
The goodwill is attributable mainly to the skills and technical talent of ACT Genomics’s work force and the synergies expected to be achieved from integrating the company into the Group’s existing business. None of the goodwill recognized is expected to be deductible for tax purposes.

35.    Non-controlling interests
See accounting policies in Note 38(A)(iii).
The following table summaries the information relating each of the Group's subsidiaries that has material non-controlling interests, before any intra-group eliminations.

2023
ACT Genomics
Non-controlling interests percentage	25.61%

2023
Non-current assets	$28,072,665
Current assets	18,267,042
Non-current liabilities	(3,666,563)
Current liabilities	(7,752,718)

Equity attributable to equity shareholder of the parent Company	25,977,305
Equity attributable to non-controlling interests	8,943,121

2023
Revenue	$17,085,906
Expenses	(25,054,425)
Loss for the year	$(7,968,519)
Loss attributable to equity shareholder of the parent Company	$(5,927,781)
Loss attributable to non-controlling interests	(2,040,738)
Loss for the year	$(7,968,519)
Other comprehensive income attributable to equity shareholder of the parent Company	$534,723
Other comprehensive income attributable to non-controlling interests	184,087
Other comprehensive income for the year	$718,810
Total comprehensive income attributable to equity shareholder of the parent Company	$(5,393,058)
Total comprehensive income attributable to non-controlling interests	(1,856,651)
Total comprehensive income for the year	$(7,249,709)
Net cash outflow from operating activities	$(10,519,097)
Net cash outflow from investment activities	(522,742)
Net cash outflow from financing activities	(1,469,418)
Net cash outflow	$(12,511,257)
Dividends paid to non-controlling interests	$—

36.    Related parties
Apart from balances and transactions disclosed elsewhere in these consolidated financial statements, the Group has also entered into the following related party transactions under the normal course of the Group’s business:
(a)Transactions with other related parties

	2023	2022	2021
Sales to an equity-accounted investee	$701,807	$—	$—
Services recharge received from an equity-accounted investee	12,857	—	—
Purchase from an equity-accounted investee	—	—	(53,981)
Services provided by a company with control from a director of the Company	—	(30,630)	(90,353)
Legal and professional fee paid on behalf of related companies	—	—	(9,060)
(b)Key management personnel compensation
Key management personnel compensation comprised as following.

	2023	2022	2021
Directors’ fees	$420,000	$261,110	$—
Salaries, wages and other benefits	4,239,821	24,549,012	2,281,701
Contributions to defined contribution retirement plan	14,779	17,538	15,643
Equity-settled share-based payment expenses (note)	10,297,075	30,284,686	21,500,167
	$14,971,675	$55,112,346	$23,797,511
Note:    The balances are non-cash transactions for the reporting period. Details of the recognition and the fair value determination are included in note 30.

37.    Basis of measurement
The consolidation financial statements have been prepared on the historical cost basis except for financial assets measured at FVTPL, which are measured on an alternative basis on each reporting date.
-preference share liabilities – conversion feature (see note 38(K)(ii));
-financial assets at FVTPL (see note 38(J)); and
-warrant liabilities (see note 38(J)).

38.    Material accounting policies
The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements.
In addition, the Group adopted Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) from January 1, 2023. The amendments require the disclosure of 'material', rather than 'significant', accounting policies. Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in note 38 in certain instances (see note 5 for further information).
Certain comparative amounts in the statement of profit or loss and other comprehensive income have been re-presented, as a result of operations discontinued during the current year (see note 7).

38.    Material accounting policies (continued)
A    Basis of consolidation
(i)Business combinations
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
The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of equity securities.
(ii)Subsidiaries
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
(iii)Non-controlling interests
Non-controlling interests are measured initially at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition.
Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.
(iv)Transactions eliminated on consolidation
Intra-group balances and transactions, and any unrealized income and expenses (except for foreign currency transaction gains or losses) arising from intra-group transactions, are eliminated. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.
Interests in associates and the joint venture are accounted for under the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group's share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which significant influence or joint control ceases.
(v)Interests in equity-accounted investees
The Group’s interests in equity-accounted investees comprise interests in associates.
Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

38.    Material accounting policies (continued)
B    Foreign currency
(i)Foreign currency transactions
The Group is exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases and receivables are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily the Hong Kong dollar (“HKD”), the New Taiwan dollar ("TWD") and British Pound (“GBP”). The currencies in which these transactions are primarily denominated are HKD, GBP, USD and RMB.
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
(ii)Foreign operations
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
The Group transfers control of a good or service at a point in time unless one of the following overtime criteria is met:
(a)the customer simultaneously receives and consumes the benefits provided as the Group performs;
(b)the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
(c)the Group’s performance does not create an asset with an alternative use and the Group has an enforceable right to payment for performance completed to date.
The Group provides i) preventive services which are genetic testing services to individuals and corporates for their employees and customers; and ii) diagnostic services which are precision oncology services.
The Group collects consideration for preventive services to individuals and corporations upfront, and such consideration received usually becomes non-refundable up to 30 days from the date of delivery of the kits to the individuals or corporations, or the date of purchase. The upfront consideration received is initially recognized as deposit liabilities and subsequently reclassified to contract liabilities when the amount becomes non-refundable. Such amount does not include any variable consideration.

38.    Material accounting policies (continued)
The Group collects consideration for diagnostic services to patients from public hospitals upfront, and such consideration received usually becomes non-refundable from the date of receipt of patients’ specimen, or the date of purchase. The upfront consideration received is recognized as contract liabilities when the amount becomes non-refundable. Such amount does not include any variable consideration.
The Group determines that its sales contracts do not have a significant financing component when the upfront consideration becomes non-refundable as customers have discretion to decide when the tests are performed during the contract term.
(i)Performance obligations
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
For genetic testing kits which contain the update services, the Group allocates revenue to the testing results and the update services on a relative standalone selling price basis. When estimating standalone prices, the Group considers all information that is reasonably available which includes market conditions, company-specific information about the customers, pricing strategies and practices, cost incurred to provide the service and industry pricing. The Group has estimated the standalone selling price of the update services based on the expected cost plus a margin.
(ii)Revenue breakage
Provision of preventive services require individuals to provide specimen samples to the Group before it can proceed with the necessary laboratory procedures. Sales contracts relating to testing kits sold directly to individuals normally require specimen samples to be sent back to the Group within one year (the “sample return period”) from the date of purchase depending on the jurisdictions in which the kits are purchased by customers. If these customers do not return their specimen samples within the sample return period, the Group has no further obligation to provide the service. Sales contracts relating to kits sold to corporations normally do not include specified sample return periods.
For certain non-refundable sale contracts, the Group does not have sufficient and relevant historical experience to form a reasonable expectation about the amount of breakage revenue to which the Group is expected to be entitled. This would be the case for certain preventive testing kits sold to corporations such as insurance companies that would ultimately be passed on to its end users at the corporations’ discretion, where there is no stated sample return period and the Group has no visibility as to whether and when the kits are distributed to end users. This would also be the case for certain diagnostic testing kits sold to individuals with respect to COVID-19. For those sales contracts, revenue is recognized at the earlier point in time of i) the relevant services are rendered and the testing results are issued; or ii) when the likelihood of end users returning their specimen samples becomes remote.
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
The Group updates its breakage estimate regularly and if necessary, adjusts the deferred revenue balance accordingly. If actual return patterns vary from the estimate, actual breakage revenue may differ from the amounts recorded. The Group recognized breakage revenue from unreturned kits of $502,707, $230,107 and $347,894 for the years ended December 31, 2023, 2022 and 2021, respectively.
(iii)Interest income
Interest income is recognized as it accrues using the effective interest method.

38.    Material accounting policies (continued)
(iv)Government subsidies
Government subsidies are initially recognized as deferred income at fair value if there is reasonable assurance that they will be received and that the Group will comply with the conditions with the grant. Grants that compensate the Group for expenses incurred are recognized as other income on a systematic basis in the same periods in which the expenses are recognized.
D    Employee benefits
(i)Short-term employee benefits
Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.
(ii)Share-based payment arrangements
The grant-date fair value of equity-settled share-based payment arrangements granted to certain employees, directors and third parties is generally recognized as an expense, with a corresponding increase in equity, over the vesting period of the RSUs. The amount recognized as an expense is adjusted to reflect the number of RSUs for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number RSUs that meet the related service and non-market performance conditions at the vesting date.
(iii)Defined contribution plans
Obligations for contributions to defined contribution plans are expensed as the related service is provided.
E    Other finance costs
The Group’s other finance costs include:
-interest expense;
-interest expenses on lease liabilities;
-imputed interest on deferred consideration; and
-changes in the carrying amount of preference shares liabilities.
Interest expense is recognized using the effective interest method.
The ‘effective interest rate’ is the rate that exactly discounts estimated future cash payments through the expected life of the financial instrument to the amortized cost of the financial liability.
F    Income tax
Income tax expense comprises current and deferred tax. It is are recognized in profit or loss.
(i)Current tax
Current tax comprises the expected tax payable on the taxable income for the year and any adjustment to the tax payable in respect of previous years. The amount of current tax payable is the best estimate of the tax amount expected to be paid that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date.
(ii)Deferred tax
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:
-temporary differences on the initial recognition of assets or liabilities in a transaction that
◦is not a business combination; and
◦at the time of the transaction (i) affects neither accounting nor taxable profit or loss and (ii) does not give rise to equal taxable and deductible temporary differences.
-taxable temporary differences arising on the initial recognition of goodwill.

38.    Material accounting policies (continued)
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
G    Inventories
Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in,first-out allocation method.
H    Property, plant and equipment
(i)Recognition and measurement
Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.
If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items of property, plant and equipment.
Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss.
(ii)Subsequent expenditure
Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Group.
(iii)Depreciation
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
(i)Recognition and measurement
Goodwill
Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses.

38.    Material accounting policies (continued)
Research and development
Expenditure on research activities is recognized in profit or loss as incurred.
Other intangible assets
Other intangible assets, including website and mobile apps, trademark and technology and product development cost, computer software and customer relationship, that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.
(ii)Subsequent expenditure
Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates.
(iii)Amortization
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
J    Financial instruments
(i)Recognition and initial measurement
Trade receivables are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Group becomes a party to the contractual provisions of the instrument.
A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus or minus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.
(ii)Classification and subsequent measurement
Financial assets - classification
On initial recognition, a financial asset is classified as subsequently measured at amortized cost or FVTPL.
Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.
A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:
-it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
-its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest ("SPPI") on the principal amount outstanding.
All financial assets not classified as measured at amortized cost as described above are measured at FVTPL. This includes all derivative financial assets.

38.    Material accounting policies (continued)
Financial assets – Business model assessment
The business models of the Group are as follows.
Held to collect
The Group holds financial assets which arise from its principal operations. The objective of the business model for these financial instruments is to collect the amounts due from the Group’s receivables and to earn contractual interest income on the amounts collected.
Held to collect and sell
The Group holds a portfolio of corporate debt securities for liquidity management purposes.
Financial assets – Assessment whether contractual cash flows are solely payments of principal and interest
In assessing whether the contractual cash flows are SPPI, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:
-contingent events that would change the amount or timing of cash flows;
-terms that may adjust the contractual coupon rate, including variable-rate features;
-prepayment and extension features; and
-terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).
A prepayment feature is consistent with the SPPI criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding.
Financial assets – Subsequent measurement and gains and losses
Financial assets at FVTPL
These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost
These assets are subsequently measured at amortized cost using the effective interest method. The gross carrying amount is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Financial liabilities – Classification, subsequent measurement and gains and losses
Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss. Any gain or loss on derecognition is also recognized in profit or loss.
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
K    Share capital
(i)Ordinary shares
Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

38.    Material accounting policies (continued)
(ii)Preference shares
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
(iii)Repurchase and reissue of ordinary shares (treasury shares)
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
L    Impairment
(i)Non-derivative financial assets
Financial instruments
The Group recognizes loss allowances for ECLs on financial assets measured at amortized cost.
The Group measures loss allowances at an amount equal to lifetime ECLs, except for bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition, which are measured at 12-month ECLs.
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
The Group considers a financial asset to be in default when:
-the debtor is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or
-the financial asset is more than 90 days past due.
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

38.    Material accounting policies (continued)
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
Evidence that a financial asset is credit-impaired includes the following observable data:
-significant financial difficulty of the debtor;
-a breach of contract such as a default or being more than 90 days past due;
-the restructuring of a loan or advance by the Group on terms that the Group would not consider otherwise;
-it is probable that the debtor will enter bankruptcy or other financial reorganization; or
-the disappearance of an active market for a security because of financial difficulties.
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
(ii)Non-financial assets
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

38.    Material accounting policies (continued)
As a lessee
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
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if the Group changes its assessment of whether it will exercise a termination option.
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

38.    Material accounting policies (continued)
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
O    Discontinued operation
A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:
–represents a separate major line of business or geographic area of operations;
–is a part of a single co-ordinated plan to dispose of a separate major line of business or geographic area of operations; or
–is a subsidiary acquired exclusively with a view to resale.
Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale.
When an operation is classified as a discontinued operation, the comparative statement of profit or loss and other comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative year.

39.    Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2023
Up to the date of issue of these consolidated financial statements, the IASB has issued a number of new or amended standards, which are not yet effective for the year ended December 31, 2023 and which have not been adopted in these consolidated financial statements.

Effective for accounting periods beginning on or after
IFRS 17, Insurance Contracts, and amendments to IFRS 17, Insurance Contracts	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 8, Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12, Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
Amendments to IFRS 16, Lease Liabilities in a Sale and Leaseback	January 1, 2024
Amendments to IAS 1, Non-current Liabilities with Covenants	January 1, 2024
Amendments to IAS 1, Classification of Liabilities as Current or Non-current	January 1, 2024
Amendments to IAS21, The effects of changes in foreign exchange rates, Lack of exchangeability	January 1, 2025
IFRS 18, Presentation and Disclosure in Financial Statements	January 1, 2027
The Group is in the process of making an assessment of what the impact of these developments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the consolidated financial statements.