Form 20-F
period 2024-12-31
Prenetics Global Ltd
filed 2025-04-30
CIK 1876431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
FORM 20-F
_________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024.
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
_________________________
N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)

11401 Granite St. Charlotte, NC, 28273 USA	Unit 703-706, K11 Atelier 728 King’s Road, Quarry Bay Hong Kong
(Address of principal executive offices)
Stephen HC Lo, Chief Financial Officer
Unit 703-706, K11 Atelier
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
As of December 31, 2024, there were 12,984,844 ordinary shares issued and outstanding, par value $0.0015 per share, being the sum of 11,403,872 Class A ordinary shares, 1,580,972 Class B ordinary shares, and 17,352,363 warrants.
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
“Europa Group” means Europa Group Holdings Ltd, an exempted company limited by shares incorporated under the laws of the Cayman Islands;
“Exchange Ratio” means a ratio equal to 2.033097981;
“Hubmatrix” means Hubmatrix Partners, LLC; a limited liability company incorporated under the laws of the State of Delaware;
“IM8” means various health supplement products sold under the IM8 brand name;
“IM8 Group” means IM8 Group Holding Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands;
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
•The results of any future financing efforts; and
•Our ability to integrate our business successfully with newly acquired businesses and realize the anticipated synergies and related benefits, or to do so within the anticipated timeframe.
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
ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.KEY INFORMATION
Our Holding Company Structure

We are a Cayman Islands holding company with business operations primarily conducted by our subsidiaries, in particular, Prenetics, ACT Genomics, IM8 Group, Europa Group, and their respective subsidiaries. Investors purchasing our securities are purchasing equity interests in the Cayman Islands holding company.

Throughout this annual report, unless the context indicates otherwise, references to “we,” “us,” “our,” “the Company” and “our company” refer to Prenetics Global Limited and its subsidiaries and consolidated affiliated entities.

Permissions Required from the PRC Authorities for Our Operations

We believe that, to the extent applicable, we and our subsidiaries have obtained all requisite permissions material to our operations as of the date of this annual report. Our operations are primarily conducted through subsidiaries in Hong Kong and other jurisdictions. For the years ended December 31, 2022, 2023, and 2024, we generated all our revenue from businesses outside mainland China. We do not sell testing products, solicit customers, or manage customer personal data in mainland China, nor do we have access to such data. Based on advice from our PRC legal counsel, DaHui Lawyers, we believe we are not currently required to obtain any approvals from PRC governmental agencies to operate our business or to list our securities internationally.

However, if we incorrectly conclude that approvals are unnecessary or if regulatory requirements change, obtaining necessary approvals may require significant time and expense. Failure to obtain these approvals could subject us to penalties, sanctions, or restrictions on our business and listing status, materially and adversely affecting our operations and financial condition.

The Holding Foreign Companies Accountable Act

We are dual-headquartered in Charlotte, North Carolina, and Hong Kong. Given our operations in Hong Kong and our listing on Nasdaq, we are subject to the Holding Foreign Companies Accountable Act (HFCAA), which may impact investors in our securities. The HFCAA, enacted in December 2020 and amended by the Consolidated Appropriations Act of 2023, requires the U.S. Securities and Exchange Commission (SEC) to identify issuers whose audit reports are prepared by accounting firms that the Public Company Accounting Oversight Board (PCAOB) cannot inspect or investigate fully due to foreign jurisdictional restrictions. If an issuer is identified as a "Commission-Identified Issuer" for two consecutive years, the SEC must prohibit the trading of the issuer’s securities on U.S. exchanges, which could affect the liquidity and value of our shares.

For the fiscal year ended December 31, 2024, our financial statements were audited by Deloitte Touche Tohmatsu, a Hong Kong-based accounting firm registered with the PCAOB. In 2022, the PCAOB entered into a Statement of Protocol with the China Securities Regulatory Commission (CSRC) and the Ministry of Finance of the People’s Republic of China, allowing PCAOB inspections of audit firms in mainland China and Hong Kong. Since 2023, the PCAOB has successfully conducted inspections of Hong Kong-based audit firms, including those auditing U.S.-listed companies. As a result, the PCAOB vacated its prior determinations of non-compliance for Hong Kong firms in December 2023, and as of December 31, 2024, there are no PCAOB-identified jurisdictions posing inspection barriers. Consequently, we have not been identified as a Commission-Identified Issuer under the HFCAA for fiscal year 2024.

Risks Relating to Doing Business in Hong Kong

While we currently have no business operations in mainland China and do not utilize Variable Interest Entity (VIE) structures, our operations in Hong Kong as a Special Administrative Region of China expose us to certain legal and regulatory risks. The Chinese government maintains significant oversight authority over Hong Kong, and changes in PRC policies or their application to Hong Kong - particularly regarding data security, cybersecurity reviews, or foreign investment restrictions - could materially impact our business. Although existing PRC regulations such as the Data Security Law and Personal Information Protection Law do not currently apply directly to our operations, any future extension of these or similar regulations to Hong Kong could subject us to new compliance obligations, potentially affecting our ability to operate efficiently, accept foreign investment, or maintain our U.S. listing. Furthermore, evolving U.S.-China relations and related policies may create additional regulatory complexities for Hong Kong-based companies like ours. We continue to monitor these developments and assess potential impacts on our operations and strategic plans.

Enforceability of Civil Liabilities

As a Cayman Islands exempted company with substantially all operations, assets, and management located outside the United States, you may face significant challenges in enforcing legal rights against us or our directors and officers. Most of our directors and executive officers reside in Hong Kong or other non-U.S. jurisdictions, making it difficult to effect service of process or bring actions in U.S. courts based on U.S. securities laws. Judgments obtained in U.S. courts may not be enforceable in the jurisdictions where we or our management are located.

Our corporate governance is subject to Cayman Islands law, including the Companies Act and common law precedents, which differ materially from U.S. corporate law. Notably: (1) Cayman Islands common law derives from limited local judicial precedent and non-binding English common law; (2) shareholder rights and director fiduciary duties differ from those under U.S. state laws like Delaware; and (3) Cayman Islands securities laws provide different protections than U.S. federal securities laws. Additionally, shareholders may lack standing to bring derivative actions in U.S. federal courts.

As a result of all of the above, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited. See “Part I. Item 3.D. Risk Factors – You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations, and a majority of our directors and executive officers reside, outside of the United States."

A.[Reserved]

B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Summary of Risk Factors
An investment in our Class A Ordinary Shares and Warrants involves significant risks. Below is a summary of certain material risks we face. These risks are more fully described under “ — D. Risk Factors.” You should carefully consider such risks before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks.

Risks Relating to Our Business and Industry
•We are a relatively early-stage company with a limited operating history in rapidly developing markets, which may make it challenging to evaluate our business and predict our future performance.
•Our historical reliance on COVID-19 testing revenue, now discontinued, heightens the risk of failing to generate significant revenue from new products, which could harm our business.
•Failure to commercialize key products like CircleDNA and IM8 could materially affect our revenue and future prospects.
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
•We have a limited history introducing new products and services to our customers. The future prospects of our business may be harmed if our efforts to attract new customers and engage existing customers by introducing new products are unsuccessful.
•Our CircleDNA and IM8 businesses depend on our ability to maintain a strong base of engaged customers and content creators, including the use of social media. We may not be able to maintain and enhance our brand if we experience negative publicity related to our marketing efforts or use of social media, fail to maintain and grow our network of content creators, or otherwise fail to meet our customers’ expectations.
•We rely on a limited number of suppliers and may not be able to find replacements or immediately transition to alternative suppliers, which could adversely affect our ability to meet customer demand.
•Our business significantly depends upon the strength of our brands, including Prenetics, CircleDNA, IM8, Europa, Hubmatrix and ACT Genomics, and any harm to our brands or reputation may materially and adversely affect our business and results of operations.
•If we cannot provide quality technical and customer and user support, we could lose customers, and our business and prospects may be adversely affected.
•If we are unable to successfully expand our sales and marketing infrastructure to match our growth, our business may be adversely affected.
•The launch of our new nutrient products under the IM8 brand name, may face challenges that could impact our results of operations and reputation.
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
•Our acquisition of Europa may not achieve the expected benefits and could expose us to unanticipated liabilities and operational challenges.
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
Risks Relating to Our Business and Industry
We are a relatively early-stage company with a limited operating history in rapidly developing markets, which may make it challenging to evaluate our business and predict our future performance.
We have a limited operating history upon which you can evaluate our business and prospects. Our limited operating history may make it difficult to evaluate our current business and predict our future performance, prospects or viability. Operating in new markets like genetic testing and nutritional supplements creates uncertainties in forecasting revenue, scaling operations, and competing effectively. Any assessment of our prospects is subject to significant uncertainty and must be considered in light of the risks and difficulties frequently encountered by companies in their early stage of development, particularly those in new and rapidly evolving markets like us. These risks include, among others, an evolving and unpredictable business model and the management of growth. Failure to address these risks successfully, our revenue, results of operations and business could be materially and adversely affected.
Our historical reliance on COVID-19 testing revenue, now discontinued, heightens the risk of failing to generate significant revenue from new products, which could harm our business.
We generated a total revenue of approximately $35.2 million and $30.7 million for the years ended December 31, 2023 and 2024, respectively, out of which $13.5 million and $97.2 thousand were generated from our discontinued COVID-19 testing services. Failure to replace historical revenue could lead to sustained losses and impair our ability to fund operations or growth initiatives. Our ability to execute our growth strategies and achieve and maintain profitability will depend on our ability to derive significant revenue from other products and services and expand our overall customer base. Our shift to products like CircleDNA and IM8 requires successful market penetration. If we are unable to launch new products successfully and expand our overall customer base, our business and results of operations will be materially and adversely affected.
Failure to commercialize key products like CircleDNA and IM8 could materially affect our revenue and future prospects.
The commercial success of our key products is dependent on gaining regulatory approvals, gaining acceptance from healthcare providers and consumers, maintaining competitive pricing, executing effective marketing, securing partnerships, and complying with regulations across jurisdictions. Rapid technological advances in diagnostics could render our products obsolete if we fail to innovate.
If our products are not successfully commercialized, our ability to generate revenue and achieve profitability could be materially impaired, limiting our capacity to develop new products.
Our recent expansion into the consumer health and wellness market through the launch of IM8, a premium supplements brand co-founded with David Beckham, introduces additional risks that could materially and adversely affect our business and future prospects. The success of IM8 is contingent upon factors such as: (i) the ability to develop and market products that meet consumer preferences and health trends; (ii) establishing and maintaining a strong brand reputation in a competitive market; (iii) effective collaboration with partners like David Beckham and institutions such as the Mayo Clinic; (iv) navigating regulatory requirements for health supplements across various jurisdictions; and (v) managing supply chain logistics, especially following our acquisition of Europa Sports Partners, to ensure timely distribution and product availability. Failure in any of these areas could impede the successful commercialization of IM8 products, thereby adversely impacting our revenue and profitability.
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
We have incurred substantial losses since our inception. For the years ended December 31, 2022, 2023 and 2024, our net losses were $190.5 million, $64.8 million and $49.8 million, respectively. We have financed our operations principally from the issuances of ordinary shares, preferred shares and convertible securities to third-party investors, and have received over $220 million in funding to date. We may continue to incur losses both in the near term and longer term as we continue to devote a significant portion of our resources to, among other things, expand into consumer health, develop international market, scale up our business and operations, including continuing to build out our corporate infrastructure, engaging in continued research and development of key testing technologies as we work to expand our portfolio of available test services, and other related business activities, and as we incur additional costs associated with operating as a public company.
While our revenue has increased over time, given the numerous risks and uncertainties associated with our research, development, and commercialization efforts, we expect to continue to incur significant losses as we develop and invest in our business, and we are unable to predict when we will become profitable on a sustained basis or at all. our ability to achieve or sustain profitability is based on numerous factors, many of which are beyond our control, including, among other factors, market acceptance of our products, future product development, our market penetration and margins and our ability to commercialize the pipeline products. Losses have historically had an adverse effect on our working capital, total assets and shareholders’ equity, and expected future losses may continue to have an adverse effect on our working capital, shareholders’ equity, and the price of the Class A Ordinary Shares and the Warrants. Our failure to achieve and sustain profitability in the future would negatively affect our business, financial condition, results of operations and cash flows, and could cause the market price of the Class A Ordinary Shares and the Warrants to decline.
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
Our marketing efforts for CircleDNA and IM8 currently include various initiatives and consist primarily of digital marketing on a variety of social media channels, such as YouTube, Instagram, LinkedIn, Facebook, search engine optimization on websites, such as Google and Facebook Ads, various branding strategies, and email. During the fiscal year ended December 31, 2024, we spent $8.6 million on sales and distribution, including marketing expenses, representing 28.2% of our revenue from continuing operations.

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
Our CircleDNA and IM8 businesses depend on our ability to maintain a strong base of engaged customers and content creators, including through the use of social media. We may not be able to maintain and enhance our brand if we experience negative publicity related to our marketing efforts or use of social media, fail to maintain and grow our network of content creators, or otherwise fail to meet our customers’ expectations.
We currently partner with content creators who help raise awareness of our brands and engage with our customers. Our ability to maintain relationships with our existing content creators and to identify new content creators is critical to expanding and maintaining our customer base. As our market becomes increasingly competitive or as we expand internationally, recruiting and maintaining content creators may become increasingly difficult and expensive. If we are not able to develop and maintain strong relationships with our network of content creators, our ability to promote and maintain awareness of our brands may be adversely affected. Further, if we incur excessive expenses in this effort, our business, financial condition, and results of operations may be adversely affected. We and our content creators use third-party social media platforms to raise awareness of our brands and engage with our customers. As existing social media platforms evolve and new platforms develop, we and our content creators must continue to maintain a presence on these platforms and establish a presence on emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to acquire new customers and our financial condition may suffer. Furthermore, as laws and regulations governing the use of these platforms evolve, any failure by us, our content creators, our sponsors, or other third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, class action lawsuits, liability, fines, or other penalties and adversely affect our business, financial condition, and results of operations. In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on us to monitor such materials, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. For example, in some cases, the Federal Trade Commission (the “FTC”), has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a financial relationship or material connection between a social media content creator and an advertiser.
We also do not prescribe what content creators post on social media, and our content creators could engage in behavior or use their platforms in a manner that reflects poorly on our brands or is in violation of applicable regulations or platform terms of service, and all these actions may be attributed to us. Negative commentary regarding us, our products, our content creators, or other third parties, whether accurate or not, may be posted on social media platforms at any time and may adversely affect our reputation, brand, and business. The harm may be immediate, without affording us an opportunity for redress or correction and could adversely affect our business, financial condition, and results of operations.
In addition, customer complaints or negative publicity related to our website, products, product delivery times, customer data handling, marketing efforts, data privacy or security practices, or customer support, especially on blogs and social media websites, could diminish customer loyalty and customer engagement.
Further, laws and regulations, including associated enforcement priorities, rapidly evolve to govern social media platforms and other internet-based communications, and any failure by us, our ambassadors, or other third parties acting at our direction or on our behalf to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, class action lawsuits, liability, fines, or other penalties. Other risks associated with the use of social media and internet-based communication include improper disclosure of proprietary information, negative comments about our brand or products, exposure of confidential or personal information, fraud, hoaxes, or malicious dissemination of false information. Damage to the brand image and our reputation could have an adverse effect on our business, financial condition, and results of operations.

We rely on a limited number of suppliers and may not be able to find replacements or immediately transition to alternative suppliers, which could adversely affect our ability to meet customer demand.
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
Our business significantly depends upon the strength of our brands, including Prenetics, CircleDNA, IM8, Europa, Hubmatrix and ACT Genomics, and any harm to our brands or reputation may materially and adversely affect our business and results of operations.
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
If our devices are perceived by the public to be of poor quality or if our test kits are perceived to provide inaccurate results or significantly delayed responses, such perception, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new clients and customers or retain our current clients and customers. If we fail to promote and maintain our brands including “Prenetics,” “CircleDNA,” “ACT,” “IM8,” or if we incur excessive expenses in this effort, our business, operating results and financial condition may be materially and adversely affected. We anticipate that, as the market becomes increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive.
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
We currently have a limited sales and marketing organization and minimal experience distributing diagnostic, preventive, or consumer health products. Our future growth depends on scaling this infrastructure, including hiring, training, and retaining qualified personnel, which requires significant time and resources. New sales representatives may take time to become effective, and underperformance could delay revenue generation and diminish returns on our investment.
We face risks in both building in-house capabilities and outsourcing to third parties. Establishing a sales force internally is costly and time-consuming, and could result in premature commercialization expenses if product launches are delayed. Relying on third-party providers may limit our control over sales execution, and such partners may fail to adequately promote our products.
Our brand-building efforts, including celebrity endorsements and digital outreach, are also at an early stage. While we believe these channels are important to customer engagement, we have limited experience in implementing them, and there is no assurance they will lead to sustained revenue growth or justify associated marketing costs.
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
Our estimates of the total addressable markets for our products and services, including CircleDNA and IM8 are based on a number of internal and third-party estimates, including those prepared by Frost & Sullivan. Market opportunity estimates and growth forecasts included in this annual report have been derived from a variety of sources, including market research and our own internal estimates, and the conditions supporting our assumptions or estimates may change at any time, thereby of these underlying factors and indicators. Further, the continued development of, and approval or authorizations for, vaccines and therapeutic treatments may affect these market opportunity estimates.
Our market opportunity may also be limited by new services and products that enter the market. If any of our estimates prove to be inaccurate, the market opportunity for our existing and pipeline products could be significantly less than we estimate. If this turns out to be the case, it may impair our potential for growth and our business and future prospects may be materially and adversely affected.
We may need to raise additional funds to develop our platform, commercialize new products or expand our operations, and we may be unable to raise capital when needed or on acceptable terms.
We may seek additional funding through equity or debt offerings, credit facilities, or other third-party arrangements to support regulatory approvals, product development, commercialization, and operational growth. Our funding needs may arise sooner or in greater amounts than anticipated, particularly if revenue falls short or regulatory timelines shift.
Our future capital requirements will depend on factors including the cost and timing of regulatory approvals, market adoption, clinical trial progress, intellectual property protection, and strategic collaborations. Raising capital through equity may dilute existing shareholders and involve securities with rights senior to ordinary shares. Debt financing may impose restrictive covenants, while strategic partnerships may require us to grant rights or revenue participation on unfavorable terms.
There is no guarantee additional funding will be available when needed or on acceptable terms. If we cannot secure sufficient capital, we may need to scale back or delay development, commercialization, or operational initiatives. Deterioration in global economic or financial conditions could further limit our financing options, which may materially impact our business, financial condition, and results of operations.
The launch of our new nutrient products under the IM8 brand, may face challenges that could impact our results of operations and reputation.
The launch of our new nutrient products under the IM8 brand, carries several risks that could negatively impact our results of operations and brand reputation. These include challenges in achieving market acceptance, as consumer demand may fall short of expectations. Additionally, delays in obtaining regulatory approvals or meeting compliance requirements could hinder the product’s launch in key markets. Supply chain disruptions, production delays, or quality control issues could further delay market entry or lead to shortages, affecting both sales and brand perception.
The competitive nature of the nutrient product market also presents risks, as established competitors may introduce similar or superior products, making it difficult for IM8 to gain market traction. Moreover, the success of IM8 depends heavily on effective marketing and the public perception of our brand, and failure in these areas could harm consumer trust and loyalty. The launch may also strain our financial and operational resources, with significant upfront costs related to marketing, R&D, and distribution. If IM8 fails to meet revenue expectations, it could result in financial losses and hinder our long-term success.
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
We are subject to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, which require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with this annual report for the fiscal year ended December 31, 2024. In addition, once we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and if we are not a non-accelerated filer by then, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. We may be unable to timely complete the evaluation testing and any required remediation.
Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2024. However, there is no assurance that we will not have any material weakness or deficiencies in the future. Even effective internal control can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. Any failure to remediate the deficiencies, or the development of new deficiencies or material weaknesses in our internal control over financial reporting, could result in material misstatements in our financial statements, which in turn could have a material adverse effect on our financial condition.
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
We rely on both internal and third-party information systems to operate our websites, manage logistics, manufacture and distribute test kits, and support critical functions such as accounting, inventory, and compliance. Any system failure—whether due to cyberattacks, software malfunctions, human error, or natural disasters—could disrupt operations, compromise data integrity, or expose confidential information.
Cybersecurity threats are becoming more sophisticated and prevalent. Unauthorized access, data breaches, or theft of intellectual property could lead to costly remediation efforts, reputational harm, and business disruption. Similar risks apply to our collaborators, suppliers, and service providers.
Our operations also depend on reliable transportation and logistics. Delays, losses, or damages—particularly during peak periods or due to external events like pandemics, geopolitical unrest, or natural disasters—could impact our ability to deliver or process test kits, resulting in lost revenue and customer dissatisfaction.
Although we carry business interruption insurance, coverage may be limited and not sufficient to cover all potential losses. Maintaining and protecting our systems requires ongoing investment, and any failure to do so could materially affect our business and financial performance.
Risks Relating to Doing Business in Hong Kong
While we currently operate in Hong Kong and have no business presence in mainland China, we face potential risks stemming from the Chinese government’s oversight of Hong Kong as a Special Administrative Region. Although PRC laws and regulations do not directly govern our operations today, future policy changes or intervention by mainland authorities could subject us to regulatory scrutiny, particularly concerning overseas securities offerings, foreign investments, or data security compliance.
Hong Kong’s legal and business environment remains influenced by PRC oversight, creating uncertainty around potential future restrictions on capital flows, foreign listings, or operational controls. Should mainland Chinese authorities extend regulatory requirements to Hong Kong-based companies like ours, we could face compliance burdens, operational disruptions, or limitations on our ability to raise capital internationally. While our PRC legal counsel confirms we are not currently subject to CSRC approval requirements under the M&A Rules, cybersecurity review mandates, or the New Overseas Listing Rules, these regulations remain fluid, and their interpretation could change.
Additionally, evolving PRC policies on data security, cross-border capital flows, and foreign listings may indirectly impact our business. Although Hong Kong currently lacks equivalent data security review rules, future legislation could impose new compliance obligations, requiring costly adjustments to our operations. Any perception of heightened regulatory risk—whether due to actual policy changes or market sentiment—could negatively affect our stock price, investor confidence, or access to international capital markets.
While we monitor regulatory developments closely, there can be no assurance that PRC authorities will not impose restrictions affecting our operations, capital structure, or listing status in the future. Such changes could materially harm our business, financial condition, and the value of our securities.
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

Tariffs and trade restrictions on non-US Materials could adversely affect our supply chain, costs, and financial performance

We rely on certain packaging materials, ingredients, components, and equipment used in our business and products that are sourced from suppliers outside the United States, particularly in China, including Hong Kong, where we maintain substantial operations. Recent and proposed US tariffs, including those announced in 2025 targeting imports from China and Hong Kong, could significantly increase the cost of these non-US materials or disrupt our supply chain. These tariffs may increase our operational costs, particularly for materials not manufactured in the US.

Higher tariffs could lead to increased prices from our suppliers, reduced availability of critical components, or delays in production and delivery, adversely affecting our ability to meet customer demand. While we are exploring mitigation strategies, such as diversifying our supplier base or seeking alternative materials, there is no assurance that these efforts will fully offset the impact. Additionally, retaliatory tariffs from other countries, as seen in prior trade disputes, could further complicate our global supply chain, particularly given our operations in Hong Kong, which is subject to evolving US and Chinese regulatory oversight.
Risks Relating to Acquisitions
We have engaged in and may continue to engage in acquisitions, investments, strategic alliances, or divestitures in the future, which could require significant management attention and resources, may not achieve their intended results and could adversely affect our business, financial condition and results of operations.
We have engaged in, and intend to continue to engage in, acquisitions of businesses and assets, investment opportunities, strategic alliances and joint ventures, in order to leverage our platform and industry experience to expand our offerings and distribution. In July 2023, we announced a US$80 million investment in Insighta, to develop and commercialize Professor Dennis Lo’s patented breakthrough multi-cancer early detection technology, “FRAGMA”. In May 2024, we acquired 100% of the membership interests in Europa Group, a leading distributor of sports nutrition and health products in the U.S. In addition, we have made certain cash investments into investment funds.
We may not fully realize the anticipated synergies from recent acquisitions or joint ventures, including the development of a multi-cancer early detection test with Insighta. Although we conduct due diligence prior to making investments, such reviews may not uncover all risks. Incomplete or inaccurate information could result in financial losses, and our auditor may face challenges in evaluating investment valuations due to limited transparency into underlying assets.
We may pursue additional acquisitions or strategic partnerships to expand our offerings or market reach. However, suitable opportunities may not be available, or may not be completed on favorable terms. Even if completed, integrations may prove challenging, involve unforeseen liabilities, or result in impairments or write-offs. These activities can also divert management resources and disrupt our core operations. If we are unable to successfully execute or integrate such initiatives, our business and financial performance could be materially impacted.
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
We collect, store, and process sensitive information, including personally identifiable data, genetic and health data, payment details, intellectual property, and other proprietary information. This data relates not only to our customers, but also to third parties and internal operations. We manage these assets through cloud-based platforms and maintain safeguards, including logical segregation of sensitive customer data from other business systems. However, these measures may not fully eliminate risks such as unauthorized access, data loss, misuse, or modification, and failure to protect this information could materially harm our business.
Our systems and those of our third-party collaborators remain vulnerable to cybersecurity threats, including malware, ransomware, denial-of-service attacks, software failures, and human error. Outages, cyberattacks, or technical malfunctions—whether intentional or accidental—could interrupt our operations, result in the unauthorized disclosure of sensitive information, and expose us to liabilities and compliance issues. We have experienced occasional disruptions in the past and expect continued targeting as cybersecurity threats increase in frequency and sophistication. Service outages by cloud or logistics providers, including during peak demand or holidays, could affect our ability to process, deliver, or receive test kits, damage our reputation, and negatively impact customer satisfaction.
Our operations depend on the secure and uninterrupted performance of both internal and external information systems. We use third-party vendors for logistics and transport services, and disruptions to these partners—such as performance failures, data breaches, or supply chain interruptions—could materially impact our business continuity. External events such as pandemics, natural disasters, political unrest, and other unforeseen circumstances may also disrupt operations or reduce our ability to serve customers effectively.
Beyond operational risks, we face substantial and growing legal exposure relating to data privacy and protection. We are subject to a patchwork of laws and regulations across jurisdictions, including the Personal Data (Privacy) Ordinance (PDPO) in Hong Kong, the U.K. General Data Protection Regulation (GDPR), and the U.K. Data Protection Act (DPA). These frameworks impose detailed obligations on the handling of personal data, including requirements for consent, data security, breach notification, and enhanced protections for “special category” data such as genetic and health information.
Although the PDPO does not specifically regulate genetic data, we remain subject to general requirements regarding the secure handling of personal data, and noncompliance can lead to civil or criminal penalties, including fines and imprisonment. In the U.K. and E.U., GDPR enforcement has resulted in substantial fines—up to €20 million or 4% of global revenue—for data controllers and processors. As a company processing special categories of data, we are subject to heightened scrutiny and must maintain rigorous data governance protocols across our services, platforms, and laboratories.
Despite our investment in compliance programs and cybersecurity infrastructure, legal interpretations of privacy laws continue to evolve and vary across regions. Any failure—or perceived failure—to comply with applicable regulations may result in government investigations, enforcement actions, class action lawsuits, or reputational damage. The costs of responding to data breaches, updating systems, and maintaining ongoing compliance may be significant and may divert resources from strategic initiatives.
We may also be required to modify or limit certain operations in response to changing privacy laws, increasing regulatory oversight, or enforcement activity. There is no guarantee we will remain in full compliance with all applicable data protection requirements in each of the jurisdictions where we operate. Any compromise of data integrity, breach of security, or regulatory violation could materially and adversely affect our reputation, customer relationships, financial condition, and business operations.
Our products and services are and will continue to be subject to extensive regulation, compliance of which could be costly and time-consuming or may cause unanticipated delays or prevent the receipt of the required approvals to offer our products and services.
Our products are classified as medical devices and are subject to rigorous regulatory oversight in the jurisdictions where we operate. These regulations cover a broad range of activities, including product design, testing, labeling, manufacturing, clinical validation, marketing, distribution, post-market surveillance, recalls, and adverse event reporting.

While regulatory approval is not currently required for our products in Hong Kong, expansion into other jurisdictions may necessitate additional clearances. For example, voluntary registration with Hong Kong’s Medical Device Administrative Control System requires detailed evidence of safety and performance. In the U.K. and European Union, in vitro diagnostic (IVD) devices must meet requirements under the EU In Vitro Diagnostic Directive (IVDD), or under U.K. MHRA rules effective since January 2021, which mandate device registration and conformity with safety and performance standards.
Failure to obtain required approvals, or to comply with applicable regulations, could result in fines, product recalls, or restrictions on sales. Any quality deficiencies or safety issues could damage our reputation, result in significant financial costs, and materially harm our business and operations.
Our nutritional supplement products are affected by extensive regulations and our failure to comply with any regulations could lead to significant penalties or claims, which could materially harm our financial condition and operating results.
Our IM8 products are classified as dietary supplements. In both domestic and foreign markets, the formulation, manufacturing, packaging, labeling, distribution, advertising, importation, exportation, licensing, sale, and storage of our IM8 products are subject to extensive government regulation. These regulations govern, among other things, product formulation, manufacturing practices, labeling, advertising, and safety. Changes in existing laws or regulations, or the introduction of new requirements, could impose additional compliance costs, restrict our ability to market our products, or subject us to enforcement actions, penalties, or product recalls if we fail to comply.
In the United States, the Dietary Supplement Health and Education Act of 1994 (DSHEA) permits dietary supplement manufacturers to make certain structure/function claims but requires that these claims be substantiated and accompanied by disclaimers. Regulatory authorities may challenge our product claims, and any failure to meet substantiation requirements could lead to enforcement actions, including fines, product relabeling, or removal from the market. Furthermore, our operations and those of our manufacturing partners must comply with current Good Manufacturing Practices (cGMPs), which are subject to regular inspections and audits. Non-compliance with cGMPs could lead to production delays, increased costs, or enforcement actions.
In addition to U.S. regulations, our international operations may be subject to varying regulatory frameworks that govern the import, export, marketing, and sale of nutritional supplements. Compliance with these requirements can be complex and costly, and any failure to meet local standards may restrict our ability to expand into new markets or maintain existing ones. If we fail to adequately address these regulatory risks, our ability to commercialize our products, maintain our reputation, and achieve our growth objectives could be materially and adversely affected.
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
Our Warrants to purchase up to 1,492,306 Class A Ordinary Shares have become exercisable on June 17, 2022 in accordance with the terms of the Assignment, Assumption and Amendment Agreement and the Existing Warrant Agreement governing those securities. The exercise price of the Warrants is $133.65 per 1.29 shares (or an effective price of $103.60 per share), subject to adjustment pursuant to the terms of the Assignment, Assumption and Amendment Agreement and the Existing Warrant Agreement. To the extent such Warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to the existing holders of Class A Ordinary Shares and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such Warrants may be exercised could adversely affect the market price of Class A Ordinary Shares. Assuming the exercise of all outstanding warrants for cash, we would receive aggregate proceeds of approximately $154.6 million. However, we will only receive such proceeds if all the Warrant holders exercise all of their Warrants. We believe that the likelihood that warrant holders determine to exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Class A Ordinary Shares. If the market price for our Class A Ordinary Shares is less than the exercise price of the warrants (on a per share basis), we believe that warrant holders will be very unlikely to exercise any of their warrants, and accordingly, we will not receive any such proceeds. As of April 24, 2025, the closing price of our Class A Ordinary Shares was $5.07 per share. There is no guarantee that the Warrants will ever be “in the money” prior to their expiration, and as such, the Warrants may expire worthless.

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
Mr. Yeung beneficially owns all of the issued Class B Ordinary Shares. As of April 24, 2025, these Class B Ordinary Shares constitute approximately 10.8% of our total issued and outstanding shares and 70.8% of the aggregate voting power of our total issued and outstanding shares due to the disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of control, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding election of directors and other significant corporate actions. This concentration of control may discourage, delay, or prevent a change in control of us, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of us and may reduce our share price. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.
The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.
As a publicly traded company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act, NASDAQ listing standards, and other applicable regulations. These laws require us to file periodic reports, maintain effective internal controls, and adhere to corporate governance standards, resulting in increased legal, accounting, and compliance expenses. These costs may rise further if we lose our status as an “emerging growth company.”
Ongoing changes in disclosure and governance requirements introduce compliance uncertainty and may require significant management attention and external advisory support. Many of our executives have limited experience managing a public company, and adapting to these demands may divert focus from executing our growth strategy. We may also face challenges attracting qualified directors and officers, particularly for audit committee roles, and may incur higher costs to maintain adequate director and officer liability insurance.
Public company status increases the visibility of our operations and financial condition, which may lead to greater scrutiny and potential litigation from third parties, including competitors. Even if claims are ultimately dismissed or resolved in our favor, the cost and distraction of defending them could materially impact our business, financial condition, results of operations, and reputation.

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
On November 30, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$20 million of our Class A Ordinary Shares in the open market over the following 24 months. The share repurchase program, authorized by our board of directors, does not obligate us to repurchase any specific dollar amount or to acquire any specific number of Class A Ordinary Shares. As of November 29, 2024, we had repurchased 251,390 Class A Ordinary Shares for approximately US$2.45 million under this share repurchase program. The share repurchase program could affect the price of our Class A Ordinary Shares and increase volatility and may be suspended or terminated at any time, which may result in a decrease in the trading price of our Class A Ordinary Shares.
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
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and we conduct the majority of our operations through subsidiaries outside the United States. Substantially all of our assets, and the assets of our directors and executive officers, are located outside the United States. A majority of our directors and officers reside in Hong Kong, and none reside in mainland China. As a result, it may be difficult for U.S. investors to effect service of process on us or these individuals, to bring actions in foreign courts under U.S. securities laws, or to enforce U.S. court judgments abroad.
Our corporate affairs are governed by the Cayman Islands Companies Act, our amended and restated memorandum and articles of association, and Cayman Islands common law. The rights of shareholders under Cayman law are more limited than those under U.S. law and are based in part on English common law precedent, which is persuasive but not binding in the Cayman Islands. For example, shareholders of Cayman Islands companies have no general right to inspect corporate records beyond those required by law, such as the memorandum and articles of association, a list of directors, and any shareholder-approved resolutions. Our Amended Articles allow directors to restrict access to financial records and other company documents, further limiting shareholder visibility.
Shareholders also have more limited ability to pursue derivative actions in Cayman courts compared to U.S. jurisdictions. Cayman law may restrict actions for breaches of fiduciary duties, and shareholders may not be able to bring such claims in U.S. courts. In addition, Cayman courts may be unwilling to recognize or enforce U.S. judgments predicated on securities law violations, particularly where such judgments are deemed penal in nature. Although a final, conclusive foreign judgment may be recognized in the Cayman Islands as a debt claim, enforcement is subject to several conditions, including jurisdictional adequacy, procedural fairness, and alignment with local public policy.
As a foreign private issuer listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices in lieu of NASDAQ’s domestic issuer requirements. To the extent we elect to rely on these exemptions under NASDAQ Rule 5615(a)(3), shareholders may not receive the same level of protection as would be provided under U.S. corporate governance standards. For example, our board composition, committee structure, and shareholder approval requirements may differ from those applicable to U.S.-incorporated companies.
These jurisdictional and legal differences may make it more difficult for shareholders to assert claims, protect their interests, obtain corporate information, or influence management or board decisions. As a result, investors in our securities may face greater challenges in protecting their rights than shareholders of companies incorporated and operating primarily in the United States.
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
A provision in the Existing Warrant Agreement may result in additional dilution to our shareholders.
Because we issued additional Class A Ordinary Shares for capital raising purposes in connection with the Business Combination at an effective issue price of US$7.75 per Class A Ordinary Share (the “Newly Issued Price”), equivalent to US$116.25 per share after giving effect to the 15-to-1 reverse stock split on November 14, 2023, and the aggregate gross proceeds from such issuances represented more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the date of its completion (net of redemptions), the terms of our Warrants were adjusted pursuant to the Existing Warrant Agreement. Specifically, if the volume weighted average trading price of our Class A Ordinary Shares during the 20-trading day period starting on the trading day prior to the day on which we consummated the Business Combination (such price, the “Market Value”) is below US$9.20 per share (US$138.00 post-split), then: (i) the exercise price of the Warrants will be adjusted (to the nearest cent) to 115% of the higher of the Market Value and the Newly Issued Price; (ii) the US$18.00 per share redemption trigger price (US$270.00 post-split) applicable to our Warrants will be adjusted (to the nearest cent) to 180% of the higher of the Market Value and the Newly Issued Price; and (iii) the US$10.00 per share redemption trigger price (US$150.00 post-split) applicable to our Warrants will be adjusted (to the nearest cent) to the higher of the Market Value and the Newly Issued Price.
As of June 14, 2022, the Market Value was determined to be US$5.41 per share (US$81.15 post-split). As a result, effective after the close of trading on June 14, 2022, and further adjusted to reflect the 15-to-1 reverse stock split on November 14, 2023: (i) the exercise price of the Warrants was adjusted from US$172.50 per 0.086 shares (originally US$11.50 per 1.29 shares) to US$133.65 per 0.086 shares (representing 115% of the post-split Newly Issued Price of US$116.25); (ii) the US$270.00 per share redemption trigger price (originally US$18.00 per share) applicable to the Warrants was adjusted to US$209.25 per share (representing 180% of the post-split Newly Issued Price); and (iii) the US$150.00 per share redemption trigger price (originally US$10.00 per share) applicable to the Warrants was adjusted to US$116.25 per share (representing the post-split Newly Issued Price). These adjustments under the Existing Warrant Agreement may result in additional dilution to our shareholders following the reverse stock split.

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

On November 29, 2023, we received a notification letter from NASDAQ, indicating that the closing bid price of the Company’s securities had been at US$1.00 per share or greater for 10 consecutive business days from November 14, 2023 through November 28, 2023, and the Company had regained compliance with the Minimum Bid Price Requirement, and the matter is closed.

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
Depending on the value of our assets, which is determined based, in part, on the market value of our ordinary shares, and the nature of our assets and income over time, we could be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our income and assets and the market value of our ordinary shares, we believe that we were not a PFIC for the taxable year ended December 31, 2024.
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
ITEM 4. INFORMATION ON THE COMPANY
A.History and Development of the Company
We were founded in 2014 in Hong Kong by serial entrepreneur Danny Yeung, our CEO. Prenetics was established as a genomic and diagnostic testing company with a mission to disrupt and decentralize healthcare, focusing on prevention, diagnostics, and personalized care. From its inception, Prenetics positioned itself at the intersection of healthcare and technology, leveraging genomic testing to provide personalized health insights. We quickly established ourselves in the Hong Kong market and began expanding our operations and reach.
In its early years from 2014 to 2019, we focused primarily on genomic testing and diagnostics. we launched CircleDNA at the end of 2019, utilizing next-generation sequencing (NGS) technology to provide comprehensive DNA testing for consumers, offering insights into health, wellness, and genetic predispositions.
The COVID-19 pandemic represented a significant turning point for Prenetics, as we rapidly adapted our capabilities to meet urgent global testing needs between 2020 and 2022. We became a major provider of COVID-19 testing services globally and was selected as the key company to provide COVID-19 testing support to the Hong Kong government. We provided COVID-19 testing to the English Premier League to help restart football during the pandemic and launched

Project Screen, a one-stop laboratory PCR testing solution for COVID-19. During this period, we performed more than 28 million COVID-19 PCR tests globally. This pivot led to explosive growth, with revenue increasing from $65 million in 2020, $275.9 million in 2021, and $275.8 million in 2022.
A major milestone in our development came on September 15, 2021, when we announced a merger agreement with Artisan Acquisition Corp., a special purpose acquisition company founded by Adrian Cheng. On May 18, 2022, we completed the business combination and began trading on Nasdaq under the ticker symbols "PRE", becoming the first Hong Kong unicorn to list on Nasdaq.
As the pandemic subsided, we strategically shifted back to its core health sciences business while leveraging the scale and capabilities developed during the COVID-19 period. We have made strategic acquisitions to enhance its capabilities and market position. In December 2022, we made our first M&A deal since IPO, acquiring a 74.39% majority stake in ACT Genomics, an Asia-based genomics company specializing in precision oncology. In 2023, we announced a US$80 million investment in Insighta – a pioneering early cancer detection company co-founded by world-renowned scientist Professor Dennis Lo.
In August 2024, we completed the acquisition of Europa Sports Partners, one of the largest sports distribution companies in the U.S. This acquisition was intended to support the growth of IM8 Health, a new health and wellness brand with David Beckham as its co-founding partner. IM8 health was officially launched on November 18th, 2024 and made available exclusively online.
In recent developments, we have shifted its strategic focus to consumer health brands, concentrating on three core businesses: IM8 Health (premium supplements brand), Europa (sports distribution company), and CircleDNA (consumer genetic testing). In October 2024, we disposed 15% of interest in Insighta to Tencent for a consideration of $30 million cash from the transaction, which values our remaining stake at approximately $70 million. Our ownership in Insighta reduced from 50% to 35%. We are also conducting a strategic review of ACT Genomics to align our resources with growth objectives, which may result in strategic transactions, including a potential divestiture.
Financially, we have shown strong recent performance. In Q4 2024, our revenue from continuing operations grew 93.2% to $10.5 million, with gross profit from continuing operations of $3.9 million, up 46.1% from Q4 2023. For the full year 2024, revenue from continuing operations grew 40.8% year-over-year to $30.6 million, with gross profit of $15.4 million, up 74.4% from 2023. The gross margin improved to 50.3% from 40.6%, and the consumer business (excluding ACT) delivered $5.6 million in revenue. As of December 31, 2024, Prenetics had cash and short-term assets of $86.4 million, providing a strong balance sheet to support growth initiatives.
Looking ahead to 2025, we have provided guidance for Q1 2025 with projected revenue of $11.5 million to $13 million (IM8: $4.0-$4.5 million, Europa: $5.0-$5.5 million, CircleDNA: $2.5-$3.0 million) and an adjusted EBITDA loss of $(5.5) million to $(6.0) million. For the full year 2025, we project revenue of $73 million to $85 million, representing a 350-450% year-over-year increase (IM8: $30-$35 million, Europa: $30-$35 million, CircleDNA: $13-$15 million), with an adjusted EBITDA loss of $(13) million to $(15) million. We aim to be profitable by the end of Q4 2025 and into 2026.
Our investment in Insighta is focused on multi-cancer early detection technologies, advancing through clinical trials. Insighta is leveraging Tencent's advanced AI capabilities to accelerate discoveries in early cancer detection.

The following diagram depicts a simplified organizational structure of the Company as of the date hereof.

------- indicates a 35% interest in Insighta Holdings Limited. Insighta Holdings Limited is not a consolidated affiliated entity of the Company.
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
B.Business Overview
We are a leading global consumer health company focused on empowering individuals to take control of their health through innovative, science-backed solutions. Our mission is to decentralize and democratize healthcare by delivering accessible, personalized, and preventive health products.
Our business is organized across three strategic segments, namely: Consumer Health, Prevention and Diagnostics, each operated through dedicated business units, including: IM8 Health (premium supplements brand, under Consumer Health), Europa (sports distribution company, under Consumer Health), and CircleDNA (consumer genetic testing , under Prevention) and ACT Genomics (precision oncology, under Diagnostics) . In addition, we hold a significant minority interest in Insighta, an early cancer detection company developing a non-invasive, multi-cancer screening platform.
We have shifted our strategy to focus on high-growth consumer health brands, including IM8, Europa, and CircleDNA. As part of this strategic realignment, we divested a portion of our ownership in Insighta to Tencent, while maintaining a 35% interest. Additionally, we are conducting a strategic review of ACT Genomics, our precision oncology subsidiary. Historically, ACT Genomics significantly enhanced our precision medicine capabilities during our earlier expansion phase. However, aligning resources with our core growth objectives may lead to strategic transactions involving ACT Genomics, including a potential divestiture.
Consumer Health - IM8 and Europa
IM8 Health - A premium health and wellness brand with co-founding partner David Beckham, offering scientifically formulated supplements designed to enhance longevity, performance, and overall well-being. Launched in November 2024, IM8 is positioned as a digitally native, direct-to-consumer brand with significant growth potential in the global wellness market.

Europa Sports Partners - One of the largest sports nutrition distributors in the U.S., acquired in May 2024 to strengthen IM8’s supply chain, distribution capabilities, and retail partnerships. Europa provides a scalable platform for expanding IM8’s reach across North America and beyond. As part of this expansion, we established our U.S. headquarters in Charlotte, North Carolina, which will serve as a base of operations for our North American growth initiatives.
Prevention – CircleDNA
CircleDNA is our flagship consumer genetic testing brand, leveraging next-generation sequencing (NGS) technology to provide comprehensive insights into health, wellness, and genetic predispositions. CircleDNA’s proprietary database holds significant potential for future integration with blockchain technology, enabling secure, user-controlled genomic data ownership and potential applications in decentralized health ecosystems.
Diagnostics – ACT Genomics
Our diagnostics unit is powered by ACT Genomics, an Asia-based precision oncology company. ACT Genomics is the first Asia-based company to receive FDA clearance for a comprehensive genomic profiling test for solid tumors, enabling healthcare professionals to provide personalized therapy and supporting drug discovery. ACT Genomics intends to expand its product offering to other tumors profiling tests and recurrence monitoring. As we shifted our strategy to prioritize high-growth consumer health brands (IM8, Europa and CircleDNA), we are conducting a strategic review of ACT Genomics to align with our growth objectives, which may result in strategic transactions, including a potential divestiture. However, for historical context, ACT Genomics contributed to our precision medicine capabilities during our earlier expansion phase.
Insighta Investment
We, in partnership with world-renowned scientist Professor Dennis Lo, a pioneer in liquid biopsy and non-invasive prenatal testing (NIPT), are advancing the future of cancer detection through Insighta, our investment focused on multi-cancer early detection (MCED).

Professor Lo’s groundbreaking work in fragmentomics, the study of DNA fragmentation patterns in blood, has positioned Insighta at the forefront of early cancer detection. Unlike traditional methods, Insighta's approach leverages high-sensitivity liquid biopsy technology to identify cancer signals at the earliest, most treatable stages.

Clinical Trials Underway: Insighta has initiated large-scale clinical trials for the detection of liver, lung, and prostate cancers, with plans to expand to additional cancer types. These trials utilize fragmentomics, which have shown exceptional promise in differentiating cancerous from non-cancerous DNA with high accuracy. Early data suggests Insighta's technology could significantly improve survival rates by enabling intervention before symptoms appear.

AI-Powered Precision with Tencent

In 2024, we sold 15% interest in Insighta to Tencent for $30 million in cash, implying a valuation of approximately $70 million for our remaining 35% stake. This partnership is accelerating innovation through:
•AI-Enhanced Clinical Trials: Tencent’s cutting-edge machine learning algorithms are being deployed to analyze vast genomic datasets, optimizing trial efficiency and biomarker discovery.
•Boosted Sensitivity & Specificity: By integrating Tencent’s AI capabilities, Insighta aims to achieve unprecedented levels of accuracy, reducing false positives and increasing early detection rates.

With Professor Lo’s scientific leadership, fragmentomics-driven technology, and Tencent’s AI expertise, Insighta is poised to redefine cancer screening globally.

We have determined that our equity method investment in Insighta, which is not consolidated in our financial statements, was significant under the investment test of Rule 1-02(w) of Regulation S-X in relation to our financial results. An amendment to this 20-F will be filed to include Insighta's financial statements as required by Regulation S-X, Rule 3-09.
Our Current Products and Services

IM8 Health and Wellness Products.
In November 2024, we expanded our consumer health portfolio with the launch of IM8, an integrated health and wellness brand designed to help individuals achieve optimal health through science-backed nutritional support and data-driven lifestyle guidance. IM8’s initial product line features premium-quality nutritional supplements that target core pillars of well-being, such as immune function, metabolic balance, cognitive performance, and overall vitality. Our key initial product offerings include:
•Daily Ultimate Essentials: A nutritional supplement formulated to provide a blend of vitamins, minerals, and essential nutrients aimed at bridging common dietary gaps. Daily Essential is designed to support general wellness, bolster immune function, and promote sustained energy levels throughout the day.
•Daily Ultimate Longevity: A supplement focused on supporting healthy aging and long-term vitality. Longevity’s formulation includes ingredients associated with cellular health, antioxidant activity, and metabolic balance, with the goal of helping maintain cognitive health, physical resilience, and overall life quality as consumers age.

These supplements represent the initial stage of the IM8 offering. We intend to expand the IM8 platform over time to include personalized recommendations, digital engagement tools, and educational resources, all of which align with our broader commitment to delivering accessible, science-driven health solutions on a global scale.

Currently, we sell our IM8 products to 31 countries worldwide, including but not limited to the United States, Canada, United Kingdom, Australia, and many countries across Europe, Asia, and South America. We mainly sell our IM8 products directly to consumers through our online store at www.IM8health.com and affiliated sales through social media channels, with the option to place one-time orders or choose subscription plans for ongoing delivery.

Europa Sports Partners.

Europa's offerings span multiple product categories and services designed to meet the needs of fitness centers, retail outlets, and e-commerce platforms.

•Products: Europa is a leading distributor of nutritional and sports supplements, beverages, and fitness accessories, strategically serving the U.S. health, fitness, and wellness market. It provides a diverse range of products, including nutritional supplements, sports beverages, fitness accessories, specialized diet products, and other health and wellness products.

•Services: Europa supports its clients with a robust portfolio of services designed to enhance their operations and consumer engagement, including wholesale distribution, retail support, private label manufacturing, e-commerce enablement, customized solutions for fitness centers.

•IM8 Integration: Europa serves as the primary supply chain and retail partner for IM8 Health, enabling rapid scaling.

With its extensive product portfolio and comprehensive service offerings, Europa is well-positioned as a pivotal supplier in the consumer health industry. Following its acquisition by us in August 2024, Europa Sports has expanded its strategic focus to align with our vision of advancing consumer health and wellness solutions globally.

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
Fundamentally, CircleDNA has the following key attributes:
•Informative. CircleDNA Premium provides customers with over 500 reports across 20 categories covering disease risks, drug responses, family planning, diet, common health risks, personal traits and nutrition, among others. For example, our customers are able to learn about their unique dietary profile, the breakdown of which genetic variants were analyzed and detected in their DNA sample and how they were analyzed, and DNA-

based advice broken down into simple and actionable recommendations. In addition, customers of CircleDNA Premium can receive two complimentary one-on-one tele-consultations with our genetics-trained health professionals.
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
•Popular. We sell our CircleDNA test kits, primarily via our website, and ship to consumers from more than 30 countries. Since the global launch of CircleDNA in November 2019, we had delivered more than 500,000 test kits (including DNAFit customers) as of March 31, 2025. CircleDNA also reached broader audiences through a substantial amount of user-generated content on social media.
Cancer Prevention and Diagnostics Products. Through our acquisition of ACT Genomics in December 2022, we have added to our product portfolio a range of genomic profiling panels, tailored for different requirements and clinician needs.

Currently, we sell our products in Taiwan, Hong Kong, United Kingdom, Thailand, Japan, and other South East Asian countries primarily via our network of hospital and physician partners. We partner with over 200 hospitals globally, and collaborate with over 900 oncologists. Taiwan accounts for approximately 23% of our revenue from continuing operations, while other geographies with notable revenue contribution include Hong Kong, United Kingdom, and Thailand.
Our Technology and Laboratory
CircleDNA (consumer genetic testing)
Next-generation sequencing, or NGS, is a substantially parallel sequencing technology that offers ultra-high throughput, scalability, and speed. The technology is used to determine the order of nucleotides in entire genomes or targeted regions of DNA or RNA. NGS has revolutionized the biological sciences, allowing laboratories to perform a wide variety of applications and study biological systems at a level never before possible.
Our CircleDNA deploys NGS technology. Samples of all CircleDNA tests are extracted by our laboratory technicians. We and our designated service providers conduct sequencing after removing all personally identifiable information from the samples. Once sequencing is completed, we use our in-house developed algorithm to decipher and interpret the results, thereafter generating reports for our customers.
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
Research & Development
Our specialized in-house R&D teams and experienced scientific advisory board are the pillars underpinning our strong R&D and product innovation capability. Our main priorities are to refine and upgrade existing products, source, develop and commercialize novel product innovations. Our main research and development work streams include a scientific & laboratory team, clinical & bioinformatician teams, an R&D team and an engineering & development team. Our scientific & laboratory team, led by Dr. Lawrence Tzang, our co-founder, chief scientific officer and laboratory director, is responsible for the research and development of lab protocols and development of testing technologies for commercial application, and has overall responsibility for lab operations. Our clinical & bioinformatician team, led by Dr. Senthil Sundaram, chief clinical officer, comprises clinical scientists, bioinformaticians and genetic counselors, and is charged with statistical analysis, development of in-house algorithms and computer modeling.
In November 2024, we launched IM8, a premium supplements brand dedicated to science-driven health solutions. We collaborate with leading experts to develop products that support optimal daily nutrition and promote healthy aging. In December 2024, we entered into a collaboration with Mayo Clinic to develop a new generation of premium supplements.

This partnership focuses on creating evidence-based, clinically researched supplements addressing key health priorities, including optimal nutrition, cellular rejuvenation, protein support, collagen health, muscle recovery, and overall well-being.
Manufacture and Supply
We currently rely on third-party manufacturers for the production of our existing products. We do not have in-house manufacturing capability and do not plan to develop such capacity in the foreseeable future.
Our IM8 products' manufacturing operations are conducted in collaboration with leading nutraceutical and supplement manufacturers based in the United States. These partnerships ensure that IM8 products are produced in an FDA-registered facility, adhering to stringent quality and safety standards. To maintain the highest level of product integrity, IM8 products undergo independent third-party testing through NSF Certified for Sport. This certification verifies that products are free from over 280 contaminants, including heavy metals and pesticides, and confirms that ingredient dosages align precisely with product labeling. We source premium ingredients from trusted, ethical suppliers to ensure quality, purity, potency, and sustainability. This dedication to responsible sourcing not only enhances product effectiveness but also aligns with our commitment to environmental stewardship.
We continue to optimize the quality of our products by identifying reliable manufacturers, conducting quality assessments of components from our suppliers, and persistently re-assessing our manufacture and supply options for enhanced economies of scale and production scale-up. To control and reduce the risks related to our manufacturing, quality-testing, assembly and shipping of products, we have taken a diversification approach by selecting partnering manufacturers and suppliers located in different countries or regions. Nevertheless, any variation or termination of existing arrangements may still affect our ability to sell and distribute our products until we are able to find alternative suppliers. In addition, our suppliers could cease supplying materials and equipment at any time, or fail to provide us with sufficient quantities of materials or materials that meet our specifications. For risks related to our engagement with third-party suppliers, please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We rely on a limited number of suppliers and may not be able to find replacements or immediately transition to alternative suppliers, which could adversely affect our ability to meet customer demand.”
Sales and Marketing
IM8
For IM8, we employ a comprehensive marketing strategy to promote our health and wellness products, focusing on science-backed credibility and strategic partnerships. Our approach includes the following tactics:

•Science-Led Marketing: We emphasize our commitment to scientific rigor by featuring endorsements from a distinguished Scientific Advisory Board, including experts from institutions like NASA and the Mayo Clinic. This strategy enhances our credibility and differentiates us in the wellness industry.
•Strategic Partnerships: Co-founded by David Beckham, IM8 leverages his global influence to reach a broader audience. Beckham's active involvement in promotion strengthens our brand's authenticity and appeal.
•Content Marketing: We create informative content, including blog articles and interviews with health experts, to educate consumers about the benefits of our products and the importance of preventive health.
•Public Relations and Media Outreach: Our PR team secures media coverage in reputable outlets, enhancing brand visibility and credibility.
•Social Media Marketing: IM8 maintains an active presence on platforms like Instagram and Facebook, sharing engaging content, including product information, customer testimonials, and wellness tips, to build community and brand awareness.
•Influencer Collaborations: We partner with influencers in the health and wellness sector to extend our reach. These collaborations involve influencers sharing their positive experiences with IM8 products, thereby building trust and encouraging new customer acquisition.
•Email Marketing: we utilize email campaigns to keep subscribers informed about product launches, promotions, and educational content, fostering customer engagement and retention.
•Affiliate Marketing: We collaborate with affiliates who promote our products to their audiences, earning commissions on sales generated through their referrals, thereby expanding our reach through trusted networks.

•Educational Events and Webinars: Hosting events and webinars with health experts allows us to provide valuable information to our audience, positioning IM8 as a leader in health education and fostering deeper connections with potential customers.
•Promotions and Discounts: We offer limited-time promotions and discounts to incentivize purchases and attract new customers, making our premium products more accessible.
By integrating these strategies, we effectively reaches our target audience, builds brand credibility, and drives sales, enabling more individuals to benefit from our science-backed wellness solutions.
CircleDNA (consumer genetic testing)
For CircleDNA, we utilize a variety of marketing strategies to connect with potential customers and showcase the benefits of our direct-to-consumer genetic testing services. Our approach to consumer marketing includes the following tactics:
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
By employing a mix of these marketing strategies, we believe that CircleDNA effectively reaches its target audience, builds brand awareness and drive sales, helping more people access the benefits of our genetic testing services. As of December 31, 2024, CircleDNA has an email and social media database of more than one million people globally.

ACT Genomics
For our precision oncology services under ACT Genomics, we employ a combination of sales and marketing strategies to engage healthcare professionals and promote our tests and services. Our approaches include:
•Direct Sales Force: Our specialized sales representatives engage with healthcare providers, hospitals, and clinics to promote our diagnostic tests and precision medicine solutions.
•Partnerships with Healthcare Providers: We establish collaborations with healthcare providers, medical institutions, insurance providers, and research organizations to expand our reach and offer our solutions as part of comprehensive healthcare packages.
•Educational Events and Conferences: We participate in genomic-focused industry events and conferences to showcase our services, network with potential clients, and stay updated on industry trends.
•Marketing Communication: We create informative content across various formats to educate potential clients about our services and advancements in precision medicine, sharing this content through our website and social media channels.
•Public Relations and Media Outreach: We work to secure media coverage in industry publications to establish credibility and increase brand visibility.
By employing a combination of these sales and marketing strategies, we are able to effectively promote our clinical tests, precision medicine solutions and drives sales, ultimately contributing to better patient outcomes.
Competition
We operate in highly competitive markets across all our business units, each facing distinct challenges from established players and emerging trends that could impact our market position, growth, and profitability. Across all business units, we also face risks from rapid technological advancements, changing consumer preferences, and potential new entrants, which could erode our competitive position. Our ability to innovate, maintain operational efficiency, and build brand loyalty will be critical to sustaining our market presence and achieving long-term growth. Failure to do so could materially adversely affect our business, financial condition, results of operations, and the market price of our ordinary shares.
IM8 Health
IM8 Health, our premium health and wellness brand launched in November 2024, operates in the fast growing global consumer health and wellness market. We compete with well-established supplement brands such as Nestlé Health Science S.A., Thorne, Inc., and Ritual, Inc., which have significant brand recognition, extensive distribution networks, and loyal customer bases. Additionally, we face competition from direct-to-consumer brands like Athletic Greens, Inc. (AG1) and Huel Limited, which offer all-in-one nutritional products similar to our Daily Ultimate Essentials powder, as well as longevity-focused brands like Elysium Health, which target cellular health akin to our Daily Ultimate Longevity capsule. These competitors often benefit from larger marketing budgets and established relationships with retailers. The market is also characterized by low barriers to entry, leading to a proliferation of smaller brands that compete on price, potentially pressuring our margins. To differentiate, IM8 Health relies on its science-backed formulations, clinical validation (e.g., a 12-week trial showing 93% of participants experienced increased energy), and the endorsement of high-profile co-founding partner David Beckham. However, failure to maintain product quality, innovation, or consumer trust could adversely affect our ability to compete effectively.
Europa Sports
Europa Sports, acquired in August of 2024, is one of the largest sports nutrition distributors in the U.S., serving thousands of fitness facilities and distributing over 120 brands. We compete with major distributors like GNC Holdings, LLC, The Vitamin Shoppe, and online platforms such as Amazon.com and Bodybuilding.com, which offer broad product portfolios and aggressive pricing. The sports nutrition distribution market is highly fragmented, with competitors leveraging omnichannel strategies that combine e-commerce and brick-and-mortar presence, a dynamic further intensified by Europa’s subsidiary, Hubmatrix, which provides 3PL logistics for health and wellness brands. Larger competitors benefit from economies of scale, enabling them to negotiate better terms with suppliers and offer lower prices to customers. Additionally, the rise of direct-to-consumer models by sports nutrition brands (e.g., Optimum Nutrition, MuscleTech)

poses a risk by reducing reliance on distributors like Europa. Our competitive advantage lies in our extensive gym network and logistics capabilities, but failure to adapt to shifting distribution trends or maintain strong relationships with brand partners could impact our market share and profitability.
CircleDNA
CircleDNA, our consumer genetic testing business, uses next-generation sequencing (NGS) to provide comprehensive DNA tests, competing in the growing direct-to-consumer genetic testing market. We face competition from established players like Ancestry.com LLC, and MyHeritage Ltd, which dominate the market with large customer databases, brand recognition, and diversified offerings such as ancestry and health insights. Additionally, emerging competitors like Nebula Genomics, Inc. offer whole-genome sequencing at competitive prices, while clinical-grade genetic testing providers appeal to consumers seeking medically actionable insights. The market is highly regulated, with evolving standards for data privacy and test accuracy, as seen in Hong Kong’s Personal Data (Privacy) Ordinance, which increases compliance costs. CircleDNA’s strength lies in its comprehensive NGS-based testing and focus on actionable health insights, contributing to its near doubling of revenue in 2024 and transition to profitability. However, intense competition, price pressure, and the need for continuous innovation in test offerings could challenge our growth trajectory.
ACT Genomics
Significant progress in biomarker identification has increased demand for precision oncology to personalize cancer therapy, maximize treatment effectiveness, and minimize side effects. Liquid biopsies for early-stage cancer detection have also opened new clinical opportunities. Our main competitors include diagnostic companies offering gene profiling services based on next-generation sequencing, such as Exact Sciences Corporation, Personalis, Inc., Foundation Medicine (Roche), and Guardant Health Inc.
For more information regarding the risks associated with competitions in our target markets, please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — The diagnostic testing market is highly competitive, and many of our competitors are larger, better established and have greater financial and other resources,” “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — The consumer genetic testing market is highly competitive, and many of our competitors are more established and have stronger marketing capabilities and greater financial resources, which presents a continuous threat to the success of our consumer genetic testing business,” “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — The precision oncology market is highly competitive, and many of our competitors are more established and have stronger marketing capabilities and greater financial resources, which presents a continuous threat to the success of our precision oncology business.” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We may enter new business areas and expand our operations in areas, such as in consumer healthcare, clinical genetic testing, and precision oncology, where we have limited experience. We would likely face competition from entities more familiar with those businesses, and our efforts may not succeed.”
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
In Hong Kong, there are certain laws and regulations relating to consumer protection, advertisements, data protection, codes of practice and standards, which may apply to our business.
Regulations relating to Consumer Protection and Advertising in Hong Kong
We make certain representations with respect to our products on various media, including the product itself, our website, social media (including using social media influencers), advertising billboards, advertising vehicles and broadcast media. The Trade Descriptions Ordinance (Cap. 362), as amended by the Trade Descriptions (Unfair Trade Practices) (Amendment) Ordinance 2012, (“TDO”), provides the overriding principle that all product descriptions must be true and not misleading and prohibits the application of a false trade description to any goods or to supply or offer to supply any goods to which a false trade description is applied. The TDO broadly applies to all goods, including our consumer genetic testing kits and IVD device. “Trade description” is broadly defined to cover indications, direct or indirect, and given by whatever means, of various matters with respect to goods or parts of goods, including quantity, composition and fitness for purpose, strength, performance, behavior and accuracy. The Customs and Excise Department is the principal enforcement agency of the TDO. The maximum penalty for non-compliance with the TDO on conviction is a fine of HK$500,000 and imprisonment for five years. The TDO also provides for a civil compliance-based mechanism as an alternative to initiating prosecution under which the Customs and Excise Department may, with the consent of the Secretary for Justice, accept a written undertaking from a trader believed to have engaged, be engaging, or be likely to engage in conduct that constitutes any of the prohibited practices to the discontinuation of the relevant conduct.
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
Regulations relating to Health Supplement Products
In the United States, the formulation, manufacturing, packaging, holding, labeling, promotion, advertising, distribution, and sale of our products are subject to regulation by various federal governmental agencies, including: (1) the FDA; (2) the FTC; (3) the Consumer Product Safety Commission, or CPSC; (4) the United States Department of Agriculture, or USDA; (5) the Environmental Protection Agency, or EPA; (6) the United States Postal Service; (7) United States Customs and Border Protection; and (8) the Drug Enforcement Administration. Our activities also are regulated by various agencies of the states, localities and foreign countries, in which our products are manufactured, distributed, or sold. The FDA, in particular, regulates the formulation, manufacture, and labeling of dietary supplements. The IM8 products marketed by us in the United States are classified as dietary supplements under the Federal Food, Drug and Cosmetic Act, or FFDCA. Internationally, the IM8 products marketed by us are classified as foods, health supplements, or food supplements.
FDA regulations govern the preparation, packaging, labeling, holding, and distribution of dietary supplements. Among other obligations, they require us and our contract manufacturers to meet relevant CGMP regulations for the preparation, packaging, holding, and distribution of dietary supplements. The FDA also requires identity testing of all incoming dietary ingredients used in dietary supplements, unless a company successfully petitions for an exemption from this testing requirement in accordance with the regulations. The CGMPs are designed to ensure that dietary supplements are not adulterated with contaminants or impurities, and are labeled to accurately reflect the active ingredients and other ingredients in the products. We have implemented a comprehensive quality assurance program that is designed to maintain compliance with the CGMPs for products manufactured on our behalf for distribution in the United States. We believe that our contract manufacturers are compliant with the FDA’s CGMPs and other applicable manufacturing regulations in the United States.
The U.S. Dietary Supplement Health and Education Act of 1994, or DSHEA, revised the provisions of FFDCA concerning the composition and labeling of dietary supplements. Under DSHEA, dietary supplement labeling may display structure/function claims that the manufacturer can substantiate, which are claims that the products affect the structure or function of the body, without prior FDA approval, but with notification to the FDA. They may not bear any claim that they can prevent, treat, cure, mitigate or diagnose disease (a drug claim). Apart from DSHEA, the agency permits companies to use FDA-approved full and qualified health claims for food and supplement products containing specific ingredients that meet stated requirements.
U.S. law also requires that all serious adverse events occurring within the United States involving dietary supplements be reported to the FDA. We believe that we are in compliance with this law having implemented a worldwide procedure governing adverse event identification, investigation and reporting. As a result of reported adverse events, we may from time to time elect, or be required, to remove a product from a market, either temporarily or permanently.
In foreign markets, prior to making or permitting sales of our products in the market, we may be required to obtain an approval, license or certification from the relevant country’s ministry of health or comparable agency. Prior to entering a new market in which a formal approval, license or certificate is required, we work with local authorities in order to obtain the requisite approvals. The approval process generally requires us to present each product and product ingredient to appropriate regulators and, in some instances, arrange for testing of products by local technicians for ingredient analysis. The approvals may be conditioned on reformulation of our products, or may be unavailable with respect to some products or some ingredients.
The FTC, which exercises jurisdiction over the advertising of all of our products in the United States, has in the past several years instituted enforcement actions against several dietary supplement and food companies generally for false and misleading advertising of some of their products. In addition, the FTC has increased its scrutiny of the use of testimonials, which we also utilize, as well as the role of expert endorsers and product clinical studies. We cannot be sure that the FTC, or comparable foreign agencies, will not question our advertising or other operations in the future.
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
Data Protection in the U.S.
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
------- indicates a 35% interest in Insighta Holdings Limited. Insighta Holdings Limited is not a consolidated affiliated entity of the Company.
D.Property, Plants and Equipment
We are dual-headquartered in Hong Kong and Charlotte, NC. We also lease office space in Malaysia, and other locations. Our headquarters serves as the center for management, sales and marketing, in-house R&D coordination, technology support, and general administrative functions.
In addition to our office facilities, we operate four laboratories in Hong Kong, Taiwan, United Kingdom, and Thailand. All of these laboratories are operated by ACT Genomics, which are subject to a strategic review to align with our growth objectives. Our laboratories are accredited by various organizations, including the College of American Pathologists, the Hong Kong Laboratory Accreditation Scheme, operated by the Hong Kong Accreditation Service, and the Thailand Department of Medical Science, Ministry of Health.
For our consumer health business, Europa operates three strategically located warehouses across the United States, encompassing over 200,000 square feet of warehousing space. These facilities enable efficient distribution of nutritional and sports supplements, sports drinks, and accessories to over 10,000 fitness facilities nationwide.
We believe that our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate our future expansion plans as needed.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of many factors, including those factors set forth in the sections titled “Item 3. Key Information – D. Risk Factors” and “Forward-Looking Statements.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. For discussion of year-over-year comparisons between 2023 and 2022 that are not included in this annual report on Form 20-F, refer to “Item 5. Operating and Financial Review and Prospects” found in our Form 20-F for the year ended December 31, 2023, that was filed with the Securities and Exchange Commission on May 1, 2024.
A.Operating Results
Overview
Prenetics is a leading global consumer health company focused on empowering individuals to take control of their health through innovative, science-backed solutions. Our mission is to decentralize and democratize healthcare by delivering accessible, personalized, and preventive health products.
Our current offerings include nutritional supplements, sports nutrition products distribution services, consumer genetic testing, and cancer prevention, monitoring and treatment. We have been offering CircleDNA, our in-house developed consumer genetic testing service globally since November 2019 and have delivered more than 500,000 (including DNAFit) test kits to consumers as of March 31, 2025. In December 2022, we acquired ACT Genomics Holdings Company Limited, an Asia-based genomics company specializing in precision oncology. In July 2024, we established IM8 with our co-founding partner, Mr. David Beckham, to launch cutting-edge consumer health products under the IM8® brand. In August 2024, we acquired Europa and its subsidiary, Hubmatrix, a global e-commerce and retail logistics provider.
Key Factors Affecting Results of Operations
Our results of operations are affected by the following company-specific factors.
Ability to Grow Existing Revenue Streams
The future commercial success of our products and services is dependent on our ability to broaden our customer base. We believe there is substantial market opportunity for our businesses. We intend to leverage our success and brand recognition in our existing markets to expand our regional and global presence in terms of our consumer health, diagnostic and preventive products and services. To support our geographical expansion, we will need to hire more qualified personnel such as local researchers and consultants, as well as develop an effective sales and marketing strategy alongside building our customer support team.
Ability to Develop and Grow Future Revenue Streams
Our growth strategy is centered on expanding our consumer health business, particularly through IM8, our premium nutritional supplement brand launched in November 2024, and Europa Sports Partners, a leading U.S. distributor of sports nutrition and wellness products that we acquired in August 2024 to enhance our distribution capabilities. Leveraging our advanced R&D expertise, technology platforms, and deep market insights, we plan to broaden our portfolio of science-backed wellness offerings. We intend to make significant investments in product innovation, sales, and marketing to drive adoption of IM8 and utilize Europa Sports’ extensive distribution network, creating robust future revenue streams in the consumer health sector.
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
Growth Through Strategic Acquisitions
We expect to continue to selectively pursue business combination opportunities in a highly disciplined manner, make strategic investments in, and acquisitions of, other businesses that we believe will expand our product offerings, attract more customers, and otherwise enhance our global presence. Historically, we have made a number of critical strategic investments and acquisitions to enhance our platform and attract consumers. In December 2022, we acquired ACT Genomics, a precision oncology company which has enabled us to expand our capacity in precision oncology. Through its comprehensive line of genomic test services, ACT Genomics provides oncologists and patients with advanced genomic testing and analysis technologies to improve cancer diagnosis, treatment and prevention. In July 2023, we announced a $80 million investment in Insighta – a pioneering early cancer detection company co-founded by world-renowned scientist Professor Dennis Lo. As part of our long-term strategy to diversify revenue streams and expand into new markets, we acquired Europa in August 2024. This acquisition is expected to contribute strategically to our consumer health and wellness business.
We may seek bolt-on opportunities that will provide the right platform and/or technology for us to continue to grow our diagnostic and preventive healthcare businesses and to further expand our geographical footprint. Acquisitions will result in acquisition-related costs, which are expensed as they are incurred.
Financial Impact of Health Supplement Business
In 2024, we expanded into the consumer health market with the launch of IM8 Health, which offers dietary supplements targeted at general wellness and longevity. This expansion represents a diversification of our revenue streams beyond genomics and precision oncology. The financial impact of this new business includes:
•Revenue Contribution: In its first year, our health supplement business generated US$0.4 million in revenue, contributing 1.2% of total revenue from continuing operations.
•Cost Structure & Investment: We have allocated US$6.3 million toward initial research and development, licensing fee, and market penetration strategies.
•Growth Outlook: We anticipate further revenue growth as we expand distribution channels, enhance product offerings, and explore international markets.
Our health supplement business is subject to regulatory oversight, and our compliance with FDA (U.S.), EFSA (EU), and other applicable jurisdictional requirements remains a key operational focus. This segment is expected to contribute to long-term profitability, given the high-margin nature of dietary supplements.
Key Components of Results of Operations
Revenue
We manage its businesses by divisions, which are organized based on the nature of the products and services offered. In the prior years, we had identified two operating segments, Prevention segment and Diagnostics segment. Upon acquisition of Europa and launch of IM8 products in 2024, the Company identified a new reportable segment, the Consumer Health segment.
As a result, we now operates its businesses in three reportable segments: (i) Prevention segment, (ii) Diagnostics segment and (iii) Consumer Health segment.
The table below sets forth our revenue from continuing operations by business segment for the periods presented.

	Year Ended December 31,
	2024	2023	2022
	(in thousands of U.S. dollars)
Prevention	$10,367	$6,155	$13,164
Diagnostics	14,685	15,588	—
Consumer health	5,569	—	—
Total revenue from continuing operations	30,621	21,743	13,164
For the year ended December 31, 2024, the Prevention segment from continuing operations, the Diagnostics segment from continuing operations and the Consumer Health segment from continuing operations contributed approximately 34%, 48% and 18% of total revenue from continuing operations, respectively.
For the year ended December 31, 2023, the Prevention segment from continuing operations and Diagnostics segment from continuing operations contributed approximately 28% and 72% of our total revenue from continuing operations, respectively.
For the year ended December 31, 2022, the Prevention segment from continuing operations contributed 100% of our total revenue from continuing operations.
The table below presents our revenue from continuing operations by region for the years indicated.

	Year Ended December 31,
	2024	2023	2022
	(in thousands of U.S. dollars)
Continuing operations
Hong Kong	$14,266	$8,964	$13,164
The United States	5,511	—	—
United Kingdom	2,780	2,270	—
Taiwan	7,092	9,325	—
Rest of the world	972	1,184	—
	$30,621	$21,743	$13,164
For our Prevention segment, revenue is derived from the sale of genetic testing services. Revenue is recognized based on the nature of each performance obligation. For genetic testing services, revenue is recognized at the point in time when the Group satisfies its performance obligation by delivering the test results or reports to the customer.
For our Diagnostics segment, revenue is primarily generated from the provision of precision oncology testing services. Revenue is recognized at the point in time when control of the service has transferred to the patient, which generally occurs upon delivery of the test results or reports.
For our Consumer Health segment, revenue is derived from the sale of health and wellness products and the provision of fulfillment and distribution services for sports nutrition products. Revenue is recognized based on the nature of each performance obligation. We satisfy its performance obligations for fulfillment and distribution services at a point in time typically when the customer's goods are delivered to the named destination. We provides services for storage, packaging, receiving, and in-bound freight management and satisfies those performance obligations over-time.
Direct Costs, Gross Profit, and Gross Margin
Our direct costs primarily comprise costs of inventories, staff costs, lab equipment depreciation, freight and delivery expenses and service-related charges, including NGS sequencing cost and the assembly and fulfillment cost for our Consumer Health. In the short term, we expect our direct costs associated with our Prevention and Consumer Health services to gradually decrease, primarily due to the anticipated reduction in NGS sequencing fees related to CircleDNA. Over the longer team, we expect that improvements in operational efficiency will contribute to a decrease in direct cost as a percentage of revenue.

Our gross profit represents the difference between total revenue and total direct costs, while gross margin is calculated as gross profit expressed as a percentage of total revenue. We expect both gross profit and gross margin to improve over the long term as we benefit from operating leverage and continue to optimize cost efficiencies, resulting in a lower proportion of total direct costs relative to total revenue.
Other Income and Other Net Gains
Other income and other net gains primarily consist of bank interest income, net foreign exchange gains/(losses) and sundry income.
Selling and Distribution Expenses
Selling and distribution expenses primarily comprise advertising and marketing expenses, staff costs, commission expenses, exhibition and seminar fees and other marketing and distribution expenses. These costs are incurred to support brand-building activities, promotional campaigns, customer acquisition, and sales channel support.
We expect these expenses to increase in absolute terms as we continue to invest in marketing initiatives and expand our commercial footprint. However, over the long term, we anticipate these expenses will decrease as a percentage of total revenue as we scale our operations and improve marketing efficiency.
Research and Development Expenses
Research and development expenses primarily comprise staff costs, production-related expenses, product infrastructure expenses and depreciation. These costs support our ongoing efforts to enhance existing products and develop new offerings.
While research and development expenses may increase in certain periods depending on the scale and timing of initiatives, we do not anticipate a consistent upward trend. Instead, expenditures may fluctuate over time in line with the progression of our development activities.
Administrative and Other Operating Expenses
Administrative and other operating expenses primarily comprise staff costs, consultancy fees, legal and professional service fees, depreciation and amortization and licensing fees. These expenses support the overall corporate functions of the Group, including finance, legal, compliance, and administrative operations.
We expect these expenses to increase in absolute terms in the near term as we continue to enhance our infrastructure and meet the requirements of operating as a public company. This includes costs related to regulatory compliance, SEC reporting obligations, director and officer insurance, investor relations, and external advisory services. Over the longer term, however, we expect administrative and other operating expenses to decrease as a percentage of total revenue as we expand our business and achieve greater operating scale.
Fair Value Loss on Financial Assets at Fair Value Through Profit or Loss
Fair value loss on financial assets at fair value through profit or loss represents unrealized losses arising from changes in the fair value of such assets during the reporting period. This is a non-cash item and does not impact our cash flows.
Fair Value Gain on Warrant Liabilities
Fair value gain on warrant liabilities relates to the changes in the fair value of the warrants which are issued for the de-SPAC transaction and measured at fair value through profit or loss. The warrants are exercisable from May 18, 2022 and will expire on May 18, 2027. This is a non-cash item and does not impact our cash flows.
Gain on Partial Disposal of an Equity-accounted Investee
Gain on partial disposal of an equity-accounted investee represents the realized gain recognized upon the sale of a portion of our interest in an investee accounted for using the equity method. The gain reflects the difference between the consideration received and the proportionate carrying amount of the investment disposed. This is a non-recurring, non-cash gain to the extent it relates to the reclassification of accumulated equity-accounted balances and does not impact our cash flows.
Share of Loss of Equity-accounted Investees, net of tax
Share of loss of equity-accounted investees, net of tax, represents our proportionate share of the net losses incurred by investees over which we have joint control or significant influence, but not control. These investees are accounted for using the equity method, and the losses are recognized in our consolidated results net of tax.
Other Finance Costs
Other finance costs primarily comprise interest expenses on lease liabilities. While we do not currently utilize bank borrowings or other interest-bearing financing arrangements, any future use of such financing to support growth initiatives may result in an increase in other finance costs.
Income Tax Credit
We are subject to income taxes in the jurisdictions in which we operate, each with its own statutory tax rates. As a result, our effective tax rate may fluctuate based on the geographic mix of assessable profit, availability and utilization of tax credits, changes in the valuation of our deferred tax assets, and liabilities, and amendments to applicable tax laws and regulations.
Profit/(loss) From Discontinued Operations, Net of Tax
In May 2023, the Group discontinued its COVID-19-related diagnostic services globally and other DNA testing operations in the EMEA region. This strategic decision was influenced by the World Health Organization's then pronouncements and the diminishing demand for COVID-19 diagnostic services. This reduced demand was primarily attributable to the relaxation of testing mandates for international travelers and local citizens worldwide. Consequently, this shift in circumstances led to a noticeable decline in the number of testing centers operating in Hong Kong and the United Kingdom for testing samples from the EMEA region. The decision to discontinue operations in the EMEA region is a strategic move to streamline operations and consolidate resources to better address the evolving needs of the market.
Other Comprehensive Income/(Expense)
Other comprehensive income/(expense) primarily reflects exchange differences on translation of foreign operations, driven by fluctuations in foreign exchange rate compared to the prior reporting period. It also includes our share of other comprehensive income from equity-accounted investees recognized under the equity method.

Results of Operations
The following table sets forth our consolidated statements of profit or loss and other comprehensive income and their respective dollar amount and percentage change for the years presented. Following the table, we discuss our results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023.

	Year Ended December 31,
	2024	2023	2022
	(in thousands of U.S. dollars)
Continuing operations
Revenue	$30,621	$21,743	$13,164
Direct costs	(15,221)	(12,913)	(9,546)
Gross profit	15,400	8,830	3,618
Other income and other net gains	2,745	4,507	430
Selling and distribution expenses	(8,636)	(8,243)	(4,738)
Research and development expenses	(10,923)	(11,662)	(5,989)
Impairment loss of goodwill	—	(3,900)	—
Administrative and other operating expenses	(46,730)	(41,438)	(59,343)
Operating loss from continuing operations	(48,144)	(51,906)	(66,022)
Fair value loss on financial assets at fair value through profit or loss	(8,869)	(7,135)	(9,363)
Share-based payment on listing	—	—	(89,547)
Fair value loss on preference shares liabilities	—	—	(60,091)
Fair value gain on warrant liabilities	49	3,351	3,197
Gain on partial disposal of an equity-accounted investee	1,244	—	—
Share of loss of equity-accounted investees, net of tax	(1,779)	(859)	—
Other finance costs	(203)	(120)	(3,995)
Loss before taxation	(57,702)	(56,669)	(225,821)
Income tax credit	7,874	269	245
Loss from continuing operations	(49,828)	(56,400)	(225,576)
Discontinued operation
Profit/(loss) from discontinued operation, net of tax	22	(8,377)	35,122
Loss for the year	(49,806)	(64,777)	(190,454)
Other comprehensive income/(expense)
Items that will not be reclassified subsequently to profit or loss:
Share of other comprehensive income of equity-accounted investees	303	—	—
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(1,024)	1,795	(4,843)
Other comprehensive (expense)/income for the year	(721)	1,795	(4,843)
Total comprehensive expense for the year	$(50,527)	$(62,982)	$(195,297)

Comparison of the Years Ended December 31, 2024 and 2023
Revenue From Continuing Operations

	Year Ended December 31
	2024	2023	$Change	% Change
	(in thousands of U.S. dollars, unless otherwise stated)
Prevention	$10,367	$6,155	$4,212	68%
Diagnostics	14,685	15,588	(903)	(6)%
Consumer health	5,569	—	5,569	n/a
Total revenue from continuing operations	$30,621	$21,743	8,878	41%
Our total revenue from continuing operations increased by $8.9 million for the year ended December 31, 2024, compared to the year ended December 31, 2023. The increase was primarily driven by the acquisition of Europa in 2024, which enabled us to expand our service offerings to include fulfillment and distribution of sports nutrition products. In addition, the launch of our consumer health products, IM8, in November 2024, along with increased revenue from genetic testing services, under the CircleDNA brand, further contributed to the overall growth in revenue.
Prevention. The revenue from continuing operations derived from our Prevention segment increased by $4.2 million, or 68%, from $6.2 million for the year ended December 31, 2023 to $10.4 million for the year ended December 31, 2024. The increase was primarily driven by the increased number of CircleDNA report releasing under genetic testing services.
Diagnostics. The revenue from continuing operations generated by Diagnostics segment decreased by $0.9 million, or 6%, from $15.6 million for the year ended December 31, 2023 to $14.7 million for the year ended December 31, 2024. The decrease was primarily attributable to lower demand for oncology testing services, which may fluctuate from period to period due to variations in patient volumes, referral patterns, and market dynamics across the regions in which we operate.
Consumer Health. The revenue from continuing operations derived from our Consumer Health segment was $5.6 million for the year ended December 31, 2024. The revenue was primarily driven by the launch of our consumer health product, IM8, in November 2024, and the contribution from Europa, which we acquired in August 2024 to expand our capabilities in fulfillment and distribution of sports nutrition products.
Direct Costs, Gross Profit and Gross Margin From Continuing Operations
Total direct costs from continuing operations increased by $2.3 million, or 18%, from $12.9 million for the year ended December 31, 2023 to $15.2 million for the year ended December 31, 2024. The increase was primarily due to the acquisition of Europa, which resulted in additional cost of inventories, service charges, and other expenses related to the fulfillment and distribution of sports nutrition products. The increase also reflects higher staffing costs to support expanded Consumer Health segment.
Our gross profit from continuing operations increased by $6.6 million, or 74%, from $8.8 million for the year ended December 31, 2023 to $15.4 million for the year ended December 31, 2024. The increase was primarily driven by higher revenue contributions from CircleDNA, the launch of IM8 in November 2024, and the consolidation of Europa's operations. These revenue gains outpaced the corresponding increase in direct costs, resulting in improved gross profitability.
Our gross margin from continuing operations increased from 41% for the year ended December 31, 2023 to 50% for the year ended December 31, 2024. This improvement reflects a favorable shift in revenue mix toward higher-margin offerings, alongside ongoing efforts to optimize cost structures. The increase in gross margin contributed to enhanced profitability and reflects improved operational efficiency.
Other Income and Other Net Gains From Continuing Operations
Other income and other net gains from continuing operations decreased by $1.8 million, or 39%, from $4.5 million for the year ended December 31, 2023 to $2.7 million for the year ended December 31, 2024. The decrease was primarily attributable to lower bank interest income, in line with the global trend of declining interest rates during the year, which reduced returns on short-term deposits.

Selling and Distribution Expenses From Continuing Operations
Selling and distribution expenses from continuing operations increased by $0.4 million, or 5%, from $8.2 million for the year ended December 31, 2023 to $8.6 million for the year ended December 31, 2024. The increase was primarily attributable to higher advertising and marketing expenses and commission expenses driven by revenue growth.
Research and Development Expenses From Continuing Operations
Research and development expenses from continuing operations decreased by $0.7 million, or 6%, from $11.7 million for the year ended December 31, 2023 to $10.9 million for the year ended December 31, 2024. The decrease was primarily due to the timing and scale of product development activities during the year.
Impairment Loss of Goodwill
An impairment loss of $3.9 million was recognized for the year ended December 31, 2023, as the carrying amount of a cash-generating unit’s goodwill exceeded its recoverable amount, necessitating recognition of an impairment charge. No such impairment was recorded for the year ended December 31, 2024. This impairment charge is a non-cash expense and does not affect our liquidity or cash flows. We continue to monitor and evaluate our intangible assets for impairment on an ongoing basis in accordance with applicable accounting standards.
Administrative and Other Operating Expenses From Continuing Operations
Administrative and other operating expenses from continuing operations increased by $5.3 million, or 13%, from $41.4 million for the year ended December 31, 2023 to $46.7 million for the year ended December 31, 2024. The increase was primarily attributable to higher consultancy fees, legal and professional service fees, and licensing fees incurred in connection with the acquisition of Europa and the launch of IM8 Health.
Fair Value Loss on Financial Assets at Fair Value Through Profit or Loss
Fair value loss on financial assets measured at fair value through profit or loss increased by $1.7 million, or 24%, from $7.1 million for the year ended December 31, 2023 to $8.9 million for the year ended December 31, 2024. This item represents unrealized losses arising from changes in the fair value of such assets during the reporting period. It is a non-cash item and does not impact our cash flows.
Fair Value Gain on Warrant Liabilities
Fair value gain on warrant liabilities decreased by $3.3 million, or 99% from $3.4 million for the year ended December 31, 2023 to $49.2 thousand for the year ended December 31, 2024. The gain relates to changes in the fair value of warrants issued in connection with the de-SPAC transaction, which are measured at fair value through profit or loss. These warrants became exercisable on May 18, 2022, and will expire on May 18, 2027. This is a non-cash item and does not impact our cash flows.
Gain on Partial Disposal of an Equity-accounted Investee
Gain on partial disposal of an equity-accounted investee was $1.2 million for the year ended December 31, 2024. The gain represents the realized amount recognized upon the sale of a portion of our interest in an investee accounted for using the equity method. It reflects the difference between the consideration received and the proportionate carrying amount of the investment disposed. This is a non-recurring, non-cash gain to the extent it relates to the reclassification of accumulated equity-accounted balances and does not impact our cash flows.

Share of Loss of Equity-accounted Investees, net of tax
Share of loss of equity-accounted investees, net of tax, increased by $0.9 million, or 107% from $0.9 million for the year ended December 31, 2023 to $1.8 million for the year ended December 31, 2024. This amount represents our proportionate share of the net losses incurred by investees over which we have joint control or significant influence, but not control. These investees are accounted for using the equity method, and the losses are recognized in our consolidated results net of tax.
Other Finance Costs From Continuing Operations
Other finance costs from continuing operations increased by $0.1 million, or 69%, from $0.1 million for the year ended December 31, 2023 to $0.2 million for the year ended December 31, 2024. The increase was primarily attributable to higher interest expenses on lease liabilities, driven by the acquisition of Europa and the commencement of a new lease during the year.
Income tax credit
Income tax credit from continuing operations increased by $7.6 million, or 2823% from $0.3 million for the year ended December 31, 2023, to $7.9 million for the year ended December 31, 2024. The increase was primarily attributable to the recognition of an over provision of income tax in prior years.
Profit/(Loss) From Discontinued Operations, Net of Tax
Profit/(loss) from discontinued operations, net of tax changed from a loss of $8.4 million for the year ended December 31, 2023, to a profit of $21.8 thousand for the year ended December 31, 2024, representing an improvement of $8.4 million. The improvement was mainly attributable to the Group discontinued its COVID-19-related diagnostic services globally, including other DNA testing operations in the EMEA region in 2023. This notable shift reflects the strategic decision to discontinue our COVID-19-related diagnostic services globally, including other DNA testing operations in the EMEA region. This strategic move reflects the Group's commitment to its evolving business focus and we incurred costs associated with exiting these discontinued operations.
B.Liquidity and Capital Resources
We have financed our operations primarily through issuance of ordinary shares, and cash generated from investing activities. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes as well as investment in R&D and potential mergers and acquisition opportunities.
As of December 31, 2024 and 2023, our principal source of liquidity was our cash balance of $52.3 million and $45.7 million, respectively, which was held for working capital purposes. Additionally, we had short term deposits with banks beyond 3 months of $16.0 million as of December 31, 2023. We incurred a net loss after tax of $49.8 million and $64.8 million for the years ended December 31, 2024 and 2023, respectively.
Our net cash outflows from operations were $28.9 million and $13.8 million for the year ended December 31, 2024 and 2023, respectively.
Between Prenetics HK and its subsidiaries, the cash is transferred from Prenetics HK to its subsidiaries in the form of capital contributions or through intercompany advances. If needed, cash may be transferred between Prenetics HK and its subsidiaries in the United States, Taiwan and Singapore through intercompany fund advances and capital contributions, and there are currently no restrictions on transferring funds between Prenetics HK and its subsidiaries in the United States, Taiwan and Singapore. Under our cash management policy, the amount of intercompany transfer of funds is determined based on the working capital needs of the subsidiaries and intercompany transactions, and is subject to internal approval process and funding arrangements. Our management reviews and monitors our cash flow forecast and working capital needs of the subsidiaries on a regular basis.
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
Assuming the exercise of all outstanding warrants for cash, we would receive aggregate proceeds of approximately $154.6 million. However, we will only receive such proceeds if all the Warrant holders exercise all of their Warrants. The exercise price of our Warrants was $8.91 per 1.29 shares (or an effective price of $6.91 per share), subject to adjustment. After completion of our reverse stock split of 15-to-1 in November 2023, the exercise price of our Warrants has been adjusted to $133.65 per 1.29 shares (or an effective price of $103.60 per share). We believe that the likelihood that warrant holders determine to exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Class A Ordinary Shares. If the market price for our Class A Ordinary Shares is less than the exercise price of the warrants (on a per share basis), we believe that warrant holders will be very unlikely to exercise any of their warrants, and accordingly, we will not receive any such proceeds. There is no assurance that the warrants will be “in the money” prior to their expiration or that the warrant holders will exercise their warrants. As of April 24, 2025, the closing price of our Class A Ordinary Shares was $[x] per share. Holders of the Private Warrants have the option to exercise the Private Warrants on a cashless basis in accordance with the Existing Warrant Agreement. To the extent that any warrants are exercised on a cashless basis, the amount of cash we would receive from the exercise of the warrants will decrease. Even though the current trading price of the Class A Ordinary Shares is below $10.00, which is the price at which the units were issued in Artisan’s IPO, Artisan LLC (the "Sponsor") (or its transferees) and certain other selling security holders have an incentive to sell their Class A Ordinary Shares because they will still profit on sales due to the lower price at which they purchased their shares compared to the public investors in Artisan’s IPO or the current trading price of our Class A Ordinary Shares. Public investors may not experience a similar rate of return on the securities they purchase due to differences in the purchase prices that they paid and the current trading price.
On December 30, 2022, we acquired 74.39% of equity interest in ACT for a total consideration of $20 million in cash and 19,891,910 Class A Ordinary Shares (as of the date of this Annual Report, these shares have been consolidated into approximately 1,326,128 Class A Ordinary Shares, due to the reverse stock split).
On July 20, 2023, we initiated a 50/50 equity-accounted investee, Insighta. This establishment involved a total consideration of $80 million in cash and 22,222,222 Class A Ordinary Shares (as of the date of this Annual Report, these shares have been consolidated into 1,481,482 Class A Ordinary Shares, due to the reverse stock split). On October 14, 2024, our shareholding in Insighta was reduced to 35% following a disposal of 15% interest for a consideration of $30 million to Tencent.
We believe our existing cash will be sufficient to meet our operating working capital and capital expenditure requirements at least for the next twelve months. Our future financing requirements will depend on many factors including our growth rate, the timing and extent of spending to support development of our existing and pipeline products and the expansion of selling and marketing activities as well as any mergers and acquisitions opportunities that may arise. Although we currently are not a party to any agreement and do not have any understanding with any third parties with respect to potential investments in, or acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing.

Cash from operations could also be affected from our customers and other risks detailed “Item 3. Key Information — D. Risk Factors.” We expect to continue to maintain financing flexibility in the current market conditions. As a result, we may require additional capital resources to execute strategic initiatives to grow our business.
The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2024	2023	2022
	(in thousands of U.S. dollars)
Net cash (used in)/from operating activities	(28,874)	(13,765)	14,515
Net cash from/(used in) investing activities	38,541	(82,952)	(46,145)
Net cash (used in)/from financing activities	(3,343)	(4,704)	143,318
Operating Activities
Net cash used in operating activities was $28.9 million for the year ended December 31, 2024, primarily due to a loss for the year of $49.8 million, adjusted for certain non-cash items. These adjustments included a fair value loss on financial assets at fair value through profit or loss of $8.9 million, fair value gain on warrant liabilities of $49.2 thousand, share of loss of equity-accounted investees of $1.8 million, equity-settled share-based payment expenses of $7.8 million, equity-settled non-cash transaction of $4.1 million, other finance costs of $0.2 million, write-off on inventories of $0.7 million, depreciation of $4.0 million and amortization of intangible assets of $1.9 million. Net changes in operating assets and liabilities of $2.0 million were primarily related to an increase in trade receivables of $0.6 million, primarily due to the inclusion of outstanding balance following the acquisition of Europa, an increase in deposits, prepayments and other receivables of $2.1 million, mainly related to the launch of our consumer health product, a decrease in inventories of $1.3 million due to inventories utilization, a decrease in trade payables of $4.7 million due to vendor settlements, a decrease in accrued expenses and other current liabilities of $1.2 million, reflecting settlement of outstanding balance and lower spending on staff costs, an increase in contract liabilities of $0.4 million mainly related to the timing difference on the performance obligations of our revenue, and a decrease in deferred expenses of $8.3 million as a result of amortization.
Net cash used in operating activities was $13.8 million for the year ended December 31, 2023, primarily due to a loss for the year of $64.8 million, adjusted for certain non-cash items. These adjustments included fair value loss on financial assets at fair value through profit or loss of $7.1 million, fair value gain on warrant liabilities of $3.4 million, impairment loss of goodwill of $3.9 million, share of loss of equity-accounted investees of $0.9 million, equity-settled share-based payment expenses of $10.6 million, other finance costs of $0.2 million, write-off on inventories of $3.1 million, depreciation of $5.9 million and amortization of intangible assets of $1.9 million. Net changes in operating assets and liabilities of $24.2 million were primarily related to a decrease in trade receivables of $37.6 million from the settlement of sales invoices, a decrease in deposits and prepayments and other receivables of $1.6 million due primarily to decrease prepayments for test kits, an increase in inventories of $1.7 million due to the inclusion of inventory from the acquisition of ACT, which occurred last year but was integrated into our operations during the current year, a decrease in trade payables of $5.6 million due to the settlement of the vendor balance, a decrease in accrued expenses and other current liabilities of $7.4 million due to settlement of outstanding balance and decreased expenditure on staff costs and legal and professional fees, an increase in contract liabilities of $0.4 million mainly related to the timing difference on the report release on testing services, and an increase in deferred expenses of $1.0 million as a result of RSUs repurchases.
Investing Activities
Cash flows from or used in investing activities primarily relate to purchases of property, plant and equipment and intangible assets, payment for purchase of financial assets at fair value through profit or loss, payment for acquisition, investment in an equity-accounted investee, proceeds from partial disposal of an equity accounted investee, and proceeds from redemption of short-term deposits.

Net cash from investing activities was $38.5 million for the year ended December 31, 2024, which consisted primarily of payment for purchase of financial assets at fair value through profit or loss of $0.1 million, payment for purchase of property, plant and equipment of $1.0 million, proceeds from partial disposal of an equity-accounted investee of $30.0 million and proceeds from redemption of short-term deposits of $16.0 million.
Net cash used in investing activities was $83.0 million for the year ended December 31, 2023, which consisted primarily of payment for purchase of financial assets at fair value through profit or loss of $10.0 million, investment in an equity-accounted investee of $80.0 million, payment for purchase of property, plant and equipment of $0.3 million, payment for purchase of intangible assets of $0.6 million, payment for purchase of short-term deposits of $16.0 million and proceeds from redemption of short-term deposits of $19.9 million.
Financing Activities
Cash flows used in financing activities primarily relate to capital and interest elements of lease rentals paid and payment for purchase of treasury shares.
Cash used in financing activities was $3.3 million for the year ended December 31, 2024, which consisted primarily of $0.6 million in payment for purchase of treasury shares and $2.6 million in capital element of lease rentals paid.
Net cash used in financing activities was $4.7 million for the year ended December 31, 2023, which consisted primarily of $1.2 million in payment for purchase of treasury shares and $3.2 million in capital element of lease rentals paid.
Contractual and Other Obligations
Other than the ordinary cash requirements for our operations and our capital expenditure, our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include lease liabilities, warrant liabilities, and liabilities for puttable financial instruments. The following table sets forth their details as of December 31, 2024:

	Payment Due by Period
	Total	Less than 1 year	1 – 2 Years	More than 2 years
	(in thousands of U.S. dollars)
Lease liabilities	7,204	4,034	1,805	1,365
Warrant liabilities	175	175	—	—
Liabilities for puttable financial instruments	16,834	16,834	—	—
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
D.Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2024 to December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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
The terms of two members of the Board, Mr. Ian Ying Woo, the chairperson of the Audit Committee, and a member of the Compensation Committee, and Dr. Cui Zhanfeng, ended on May 17, 2024 and were not renewed. The decision was made as part of our strategic realignment to focus on new business areas related to consumer health, and reflects our commitment to ensuring that the Board’s composition reflects the expertise needed to drive these initiatives forward. The decision did not arise or result from any disagreement between Mr. Woo or Dr. Cui with the Company. As part of our strategic repositioning into the new business vertical of consumer health, we appointed Ms. Kathryn Henry and Mr. David Eric Vanderveen as independent directors to our Board of Directors, effective June 13, 2024, and June 16, 2024, respectively. Our Chief Technology Officer, Dr. Wong Yung Ho Peter resigned effective on March 1, 2025 to pursue other opportunities.

Name	Age	Position/Title
Yeung Danny Sheng Wu	46	Director, Chairperson and Chief Executive Officer
Cheng Yin Pan (Ben)	37	Independent Director
Kathryn Henry	59	Independent Director
David Eric Vanderveen	56	Director and President of Americas
Chiu Wing Kwan Winnie	45	Independent Director
Dr. Tzang Chi Hung Lawrence	51	Chief Scientific Officer
Lo Hoi Chun (Stephen)	40	Chief Financial Officer
Dr. Senthil Kumar Sundaram	51	Chief Clinical Officer
Joel Neoh	41	Chief Consumer Officer and Managing Director for CircleDNA
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
Cheng Yin Pan (Ben) is the Vice Chairman of the Board of Directors and Chief Executive Officer of Youngtimers AG, a Switzerland-listed global asset management firm (SIX: YTME), since January 2025, and Managing Director of C Capital since March 2016. Under his leadership, C Capital has made significant strides in the investment landscape, focusing on transformative opportunities across various sectors. With extensive experience in venture capital and private equity, Mr. Cheng has played a pivotal role in high-profile investments, including CASETiFY, the fastest-growing global tech accessories brand; XiaoPeng (NYSE: XPEV), a leading Chinese electric vehicle manufacturer; Animoca brands, a multinational blockchain technology; NOTHING, a UK-based consumer electronics manufacturer; Lalamove, a prominent Chinese on-demand logistics firm. Mr. Cheng is an independent director of Prenetics and holds a Non-executive Director position at Ocean Line Port Development Limited (8502.HK). In addition to his operational roles, Mr. Cheng actively contributes to the community as a committee member of Hong Kong Trade Development Council Mainland Business Advisory Committee and the Venture Committee of Hong Kong Venture Capital and Private Equity Association. He is also a director and committee member of the LRC Charitable Foundation (LRCCF). Prior to C Capital, Mr. Cheng hones his expertise as an investment banker at Bank of Americal Merrill Lynch and Standard Chartered Bank, where he was involved in landmark transactions such as the US$3.3 billion take-private of WuXi Pharma Tech, Temasek’s US$5.7 billion investment in Watson’s and the US$2.1 billion acquisition of ING’s insurance business in Hong Kong, Macau and Thailand. Mr. Cheng holds a bachelor’s degree in Quantitative Finance with honors from the Chinese University of Hong Kong. He is a member of CPA Australia.
Kathryn Henry is currently an independent director at Lululemon, of which Kathryn Henry has been a member of the board of directors for over 9 years and serves on the Audit Committee as well as the People Culture and Compensation Committee. Ms. Henry is also co-founder and advisor of LightBrite, where she served as CEO from January 2022 to February 2023. From 2015 to 2022, she served as a strategic consultant for retail and technology companies, in addition to venture capital, investment and consulting firms seeking executive level guidance. Ms. Henry previously served as chief information officer, logistics & distribution at Lululemon from 2010 to 2014 where she oversaw all global information and technology operations for the company. Prior to joining Lululemon in 2010, Ms. Henry worked at Gap, Inc., where she served as vice president and chief information officer of international IT and Gap North America and was responsible for the systems support of key international growth initiatives. Previously, she was vice president of Dockers Business Divestiture and vice president of global IT strategy & development at Levi Strauss & Co.

David Eric Vanderveen has had a successful 30-year track record in beverage, nutrition, and technology, leading disruptive change at both private and public companies. From 2022 until recently, he was CEO of Nirvana Water Sciences, where he developed a team of industry beverage, functional beverage, and supplement experts to transform the brand, product portfolio, go-to-market strategy, and execution of the business. From 2002 to 2015, Mr. Vanderveen was the founder and CEO of XS Worldwide, a company with a portfolio of energy drinks and sports nutrition products. XS partnered with Amway Corporation and became the fastest-growing business segment and category for the world’s largest direct seller, reaching annual sales over $400 million with distribution in more than 60 countries. XS was sold to Amway in 2015, where Mr. Vanderveen served as Vice President and Global General Manager for the XS brand, achieving maximum earn-out through 2018. Mr. Vanderveen is also an advisor and limited partner at RX3 Growth Partners, a private equity firm that partners with consumer brands and other leading investment firms to maximize value by leveraging its unique influencer base of athletes, celebrities, and thought leaders, and is a general partner in LLB Global Fund, an international arbitration fund in partnership with French law firm, Lazareff Le Bars.
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
Lo Hoi Chun (Stephen) has served as our Chief Financial Officer since 2018. Prior to joining us, Mr. Lo served as the Vice President in the Asia Pacific Investment Banking team of Citigroup, where he worked extensively on initial public offering transactions, placements, debt issuances and cross border mergers and acquisitions in Asia and the U.S. Previously, Mr. Lo was an auditor with Ernst & Young. Mr. Lo received a Master of Business Administration from Yale University’s School of Management, a Master of Science in Accounting and Finance from the London School of Economics and Political Science and a bachelor’s degree in Accounting from Hong Kong Baptist University. Mr. Lo is a Fellow of the Hong Kong Institute of Certified Public Accountants, a Chartered Accountant of the Institute of Chartered Accountants in England and Wales (ICAEW) and a CFA Charter holder. He serves on the Hong Kong Committee of ICAEW.
Dr. Senthil Sundaram is our Chief Clinical Officer, and is responsible for overseeing the clinical policies. He led the scientific and clinical development of CircleDNA. In addition, Dr. Sundaram leads the clinical trials of IM8 Daily Essentials and IM8 longevity capsules. Dr. Sundaram is highly recognized for his experience as a physician-scientist, having led numerous genetic research programs in the USA. Dr. Sundaram has discovered genetic mutations and rare genetic variants causing different neurological diseases using cutting edge next-generation sequencing technologies such as whole exome sequencing. Dr. Sundaram’s research articles have been published in reputed, high-impact journals such as Neurology, Annals of Neurology, Cerebral Cortex and others. Dr. Sundaram’s research works were funded by the National Institute of Health (NIH), USA. Dr. Sundaram also served as a reviewer of different journals and NIH study sections.
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
B.Compensation
Compensation of Directors and Executive Officers
In 2024, we paid an aggregate of US$2.54 million and US$5.38 million in cash compensation and benefits in kind to our directors and executive officers as a group, respectively. Our directors and executive officers do not receive pension, retirement or other similar benefits, and we have not set aside or accrued any amount to provide such benefits to our executive officers. Our subsidiary in Hong Kong is required by the applicable local laws and regulations to make contributions to Mandatory Provident Fund.
Employment Agreements and Indemnification Agreements
Each director has entered into a director service agreement with us. The director service agreement provides for an initial term of engagement of one year, with automatic one-year renewals, upon mutual agreement between the parties on the terms and conditions of such renewal, and subject to early termination by either party with or without cause at any time upon a 30-day notice. The director service agreement also includes certain restrictive covenants, which include confidentiality and non-disclosure restrictions, non-competition and non-solicitation restrictions that apply during the term and for certain periods following specified terminations of employment, an inventions assignment provision, and certain rights to indemnification by us.
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
As of April 24, 2025, Prenetics RSUs underlying 1,032,298 Class A Ordinary Shares and 165,247 Class B Ordinary Shares were outstanding under the 2022 Plan.
RSU
As of April 24, 2025, there were a total of 725,616 Class A Ordinary Shares and 165,247 Class B Ordinary Shares underlying grants of outstanding RSUs that were held by the directors and executive officers as a group. The following table summarizes, as of April 24, 2025, the number of outstanding ordinary shares underlying outstanding RSUs that we granted to our directors and executive officers.

Name	Number of Ordinary Shares Underlying outstanding RSUs	Date of Grant
Yeung Danny Sheng Wu	111,294	June 30, 2021
	53,953	June 23, 2023
Cheng Yin Pan	*	June 3, 2024
Kathryn Henry	*	June 3, 2024
David Vanderveen	*	July 15, 2024
Chiu Wing Kwan Winnie	*	July 2, 2024
Dr. Tzang Chi Hung Lawrence	304,295	June 23, 2023
Lo Hoi Chun (Stephen)	33,494	June 30, 2022
	132,491	June 23, 2023
	16,629	June 3, 2024
Dr. Senthil Sundaram	*	June 30, 2022
	*	June 23, 2023
Joel Neoh	52,594	June 30, 2023
	91,629	June 3, 2024
_______________
Note:
*Less than 1% of the outstanding ordinary shares underlying RSUs an as-converted basis outstanding as of April 24, 2025.
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
Audit Committee
The audit committee consists of Cheng Yin Pan (Ben) and Chiu Wing Kwan Winnie. Ms. Cheng is the chairperson of the audit committee. Mr. Cheng satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that each of Mr. Cheng and Ms. Chiu satisfies the requirements for an “independent director” within the meaning of the NASDAQ listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.
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
Compensation Committee
The compensation committee consists of Chiu Wing Kwan Winnie and Cheng Yin Pan (Ben). Mr. Cheng is the chairperson of the compensation committee. Our board of directors has determined that each of Mr. Cheng and Ms. Chiu satisfies the requirements for an “independent director” within the meaning of the NASDAQ listing rules.
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
Nominating and Corporate Governance Committee
The nominating and corporate governance committee consists of Cheng Yin Pan (Ben), Chiu Wing Kwan Winnie and Danny Yeung. Mr. Yeung is the chairperson of the nominating and corporate governance committee. Our board of directors has determined that each of Mr. Cheng and Ms. Chiu satisfies the requirements for an “independent director” within the meaning of the NASDAQ listing rules.
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
D.Employees
As of December 31, 2024, we had approximately 285 full-time employees and operated across six locations, including the U.K., Hong Kong, the U.S., Taiwan, Malaysia and Singapore. Our employees are primarily located in Hong Kong and Taiwan. The following table sets forth the number of our employees categorized by function and geographic region as of the date of this annual report:

Function:	As of December 31, 2024
General and administrative	101
Operations	72
Research and development	27
Sales and marketing	85
Total	285

Geographic Region:	As of December 31, 2024
Hong Kong	60
Taiwan	145
The U.S.	5
Others	75
Total	285
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
E.Share Ownership
The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 24, 2025 by:
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

The percentage of our ordinary shares beneficially owned is computed on the basis of 11,453,009 Class A Ordinary Shares and 1,580,972 Class B Ordinary Shares issued and outstanding as of April 24, 2025.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Total Ordinary Shares	% of Voting Power(2)
Directors and Executive Officers(1)
Yeung Danny Sheng Wu(3)	—	1,580,972	1,580,972	12.13%	73.41%
Cheng Yin Pan (Ben)(4)	*	—	*	*	*
David Vanderveen	—	—	—	—	—
Kathryn Henry	—	—	—	—	—
Chiu Wing Kwan Winnie(5)	*	—	*	*	*
Dr. Tzang Chi Hung Lawrence(6)	537,102	—	537,102	4.12%	1.25%
Lo Hoi Chun (Stephen)	162,624	—	162,624	1.25%	*
Dr. Senthil Sundaram	*	—	*	*	*
Joel Neoh	*	—	*	*	*
All Directors and Executive Officers as a Group	889,780	1,580,972	2,470,752	18.96%	75.48%
Principal Shareholders
Lo Yuk Ming Dennis(7)	962,963	—	962,963	7.39%	2.24%
Prudential Hong Kong Limited(8)	427,963	—	427,963	3.28%	*
Yeung Danny Sheng Wu(3)	—	1,580,972	1,580,972	12.13%	73.41%
Genetel Bioventures Limited(9)	613,786	—	613,786	4.71%	1.43%
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
(4)Represents Class A Ordinary Shares held by M13 Capital Management Holdings Limited, a British Virgin Islands company. M13 Capital Management Holdings Limited is wholly owned by Cheng Yin Pan. The registered address of M13 Capital Management Holdings Limited is Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, VG1110, British Virgin Islands.
(5)Represents Class A Ordinary Shares held by Lucky Rider Investments Limited, a British Virgin Islands company. Lucky Rider Investments Limited is wholly owned by Chiu Wing Kwan Winnie. The registered address of Lucky Rider Investments Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(6)Represents 256,048 Class A Ordinary Shares held by For Excelsiors Limited, a British Virgin Islands company, and 281,054 Class A Ordinary Shares held by Tzang Chi Hung Lawrence. For Excelsiors Limited is wholly owned by Tzang Chi Hung Lawrence. The registered address of For Excelsiors Limited is Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, VG 1110, British Virgin Islands.
(7)Based on the most recently available Schedule 13D filed by Lo Yuk Ming Dennis on August 7, 2023.
(8)The number of the Class A Ordinary Shares is as reported in a Schedule 13G/A filed by Eastspring Investments (Singapore) Limited on November 7, 2024. Prudential Hong Kong Limited's shareholding has been reduced from

5.61%, as discussed in a Schedule 13G/A filed by Eastspring Investments (Singapore) Limited on February 5, 2024, to 3.28% as disclosed herein.
(9)Based on the most recently available Schedule 13G jointly filed by Genetel Bioventures Limited and Michael Yang Mengsu on November 14, 2024.

F.Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
B.Related Party Transactions
Business Combination

Related party transactions entered into in connection with our business combination in 2022, including the issuance of Class B founder shares and sponsor-related arrangements, are described in our Form 20-F for the year ended December 31, 2024, and are incorporated herein by reference. There have been no material changes to those arrangements as of the date of this Annual Report.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plans.”

Other Related Party Transactions

Not applicable.
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
A.Offer and Listing Details
See “— C. Markets.”
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
Insighta Share Sale Agreement and Share Subscription Agreement
On June 26, 2023, we entered into definitive transaction documents to establish a joint venture between Prenetics, Professor Dennis Lo, and others, named Insighta on June 25, 2023. The definitive agreements consisted of a share subscription agreement among Insighta Holdings Limited and Prenetics Global Limited, and a share sale agreement among Prenetics Global Limited, Professor Dennis Lo, and others. Pursuant to the definitive agreements, Prenetics received a 50% equity stake in Insighta for a total consideration of US$100 million, which comprised of US$80 million cash consideration, and a US$20 million share consideration consisting of 22,222,222 newly issued Class A Ordinary Shares issued at an issue price of US$0.90 per Class A Ordinary Share (equivalent to 1,481,482 shares at a price of US$13.5 after the reverse stock split).
Registration Rights Agreement
In connection with the Insighta Share Sale Agreement, we entered into a Registration Rights Agreement with Professor Dennis Lo and AC-Tech Investment Limited on July 20, 2023, pursuant to which, among other things, the Company agreed to undertake certain resale shelf registration obligations in accordance with the Securities Act and granted Professor Dennis Lo and AC-Tech Investment Limited customary demand and piggyback registration rights.
MZHCI, LLC. Share Issuance
On April 25, 2024, we entered into an investor relations consulting agreement with MZHCI, LLC., pursuant to which MZHCI provides investor relations services to the company for a period of nine months, unless extended or terminated.
Acquisition of Europa Group
On May 23, 2024, we entered into a Unit Purchase Agreement with ACM Europa VII-C LLC, AFI Partners Fund IV, and AFI Partners LLC (collectively, the "Sellers") to acquire Europa Partners Holdings, LLC, including its subsidiaries Europa Sports Partners, LLC and Hubmatrix Partners, LLC (collectively, "Europa Group"). We acquired 100% of the membership interests in Europa Group, a leading distributor of sports nutrition and health products in the U.S., for a nominal cash consideration of $10, aligning with our strategic expansion into the U.S. health and wellness market.
In relation to the acquisition, we also issued a $9 million Secured Revolving Promissory Note to Europa to support the Europa Group's working capital needs, paid off $1.45 million under a reduced loan settlement with Rosenthal & Rosenthal, Inc., and assumed some other operational liabilities. As part of the acquisition, we restructured operations to integrate Europa Group’s brick-and-mortar and e-commerce distribution platforms, supporting the launch of our consumer health brand, IM8.
Establishment of IM8 Business
On June 13, 2024, Mr. David Beckham, through DB Ventures Limited, entered into a share subscription agreement with Prenetics, to subscribe for 3% of Class A Ordinary Shares of Prenetics on a fully diluted basis.
Tencent’s $30 Million Investment in Insighta
On October 14, 2024, Prenetics entered into a Share Purchase Agreement with Tencent Holdings Limited ("Tencent") and Insighta. Pursuant to this agreement, Tencent invested $30 million in Insighta, acquiring a 15% equity interest from us. Consequently, our ownership in Insighta decreased from 50% to 35%, while Insighta's co-founders retained their 50% stake. As part of the transaction, we received $30 million in cash from the sale of secondary shares to Tencent. Additionally, Tencent appointed Alexander Ng, President of Tencent Healthcare, to the seat on Insighta's board.
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
Based on our composition of assets and market capitalization (which is subject to fluctuation), we believe that we were not a PFIC for the taxable year ended December 31, 2024. There can be no assurance regarding our PFIC status for the current taxable year or foreseeable future taxable years, however, because our PFIC status is a factual determination made annually that will depend, in part, upon the composition of our income and assets. The value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined in part by reference to the market price of our ordinary shares from time to time (which may be volatile). Because we will generally take into account our current market capitalization in estimating the value of our goodwill and other unbooked intangibles, our PFIC status for the current taxable year and foreseeable future taxable years may be affected by our market capitalization. Recent fluctuations in our market capitalization create a material risk that we may be classified as a PFIC for the current taxable year and foreseeable future taxable years. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances in which our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or in which we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to foreign currency, credit and liquidity risks in the ordinary course of our business. For more information about financial risks that we are exposed to, see Note 32 to our audited consolidated financial statements included elsewhere in this annual report.
Foreign Currency risk
We are exposed to currency risk primarily through our subsidiaries operating outside of Hong Kong with assets and liabilities denominated in currencies other than Hong Kong dollars (“HKD”), which primarily include the USD. As HKD is pegged to USD, we consider the risk of movements in exchange rates between HKD and USD to be insignificant. We do not believe that we currently have any significant direct foreign exchange risk, and we have not engaged in the hedging of our foreign currency transactions to date. Although our exposure to foreign exchange risks should be limited in general, the reporting result of operations in the financial statements will be affected by the exchange rate between USD and HKD, as we use USD as the reporting currency.
Credit Risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to us. Our credit risk is primarily attributable to our trade receivables and cash and cash equivalents.

Our credit risk arising from cash and cash equivalents is limited because the counterparties are banks and financial institutions with good credit rating for which we consider to have low credit risk. Our exposure to credit risk arising from trade receivables is influenced mainly by the individual characteristics of each customer. As of December 31, 2024, 5% and 16% of the total trade receivables were due from our largest customer and our five largest customers, respectively. We limit our credit risk arising from trade receivables by performing individual credit evaluations on all customers requiring credit over a certain amount, which take into account the customer’s past payment history, financial position and other factors.
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
Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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
ITEM 16. [Reserved]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Cheng Yin Pan (Ben), an independent director (within the meaning of the NASDAQ listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act) satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our independent registered public accounting firm is Deloitte Touche Tohmatsu (PCAOB ID: 1104), which is located in Hong Kong.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu (PCAOB ID: 1104) and KPMG (PCAOB ID: 1181), our principal external auditors, for the years indicated. KPMG served as our independent auditor in 2022 and 2023, and Deloitte Touche Tohmatsu served as our independent auditor since September 13, 2024. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2024	2023	2022
	(in thousands of U.S. dollars)
Audit fees(1)	$1,244	$1,324	$1,586
Audit-related fees(2)	—	—	8
Tax fees(3)	30	4	5
All other fees	—	—	—
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

The policy of our audit committee is to pre-approve all audit and other service provided by Deloitte Touche Tohmatsu as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On November 30, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$20 million of our Class A Ordinary Shares in the open market over the following 24 months. On November 29, 2024, such program has expired. As of November 29, 2024, we had repurchased 251,390 Class A Ordinary Shares for approximately US$2.45 million under this share repurchase program. The table below is a summary of the shares repurchased by us from for the periods indicated. All shares were repurchased in the open market pursuant to the share repurchase program announced on November 30, 2022.

	Total Number of Ordinary Shares Purchased	Average Price Paid Per Ordinary Share (US$)	Total Number of Ordinary Shares Purchased as Part of the Publicly Announced Program	Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased Under the Program (US$, in millions)
Period
December 1, 2022 – December 31, 2022	21,340	31.50	21,340	19.33
January 1, 2023 – January 31, 2023	0	N/A	0	19.33
February 1, 2023 – February 28, 2023	0	N/A	0	19.33
March 1, 2023 – March 31, 2023	90,978	12.15	90,978	18.22
April 1, 2023 – April 30, 2023	0	N/A	0	18.22
May 1, 2023 - May 31, 2023	0	N/A	0	18.22
June 1, 2023 - June 30, 2023	0	N/A	0	18.22
July 1, 2023 - July 31, 2023	0	N/A	0	18.22
August 1, 2023 - August 31, 2023	0	N/A	0	18.22
September 1, 2023 - September 30, 2023	0	N/A	0	18.22
October 1, 2023 - October 31, 2023	0	N/A	0	18.22
November 1, 2023 - November 30, 2023	3,452	4.16	3,452	18.16
December 1, 2023 - December 31, 2023	10,001	5.04	10,001	18.11
January 1, 2024 - January 31, 2024	4,261	4.89	4,261	18.09
February 1, 2024 - February 29, 2024	27,677	4.95	27,677	17.95
March 1, 2024 - March 31, 2024	39,830	4.72	39,830	17.76
April 1, 2024 - April 30, 2024	53,851	3.91	53,851	17.55
May 1, 2024 - May 31, 2024	0	N/A	0	17.55
June 1, 2024 - June 30, 2024	0	N/A	0	17.55
July 1, 2024 - July 31, 2024	0	N/A	0	17.55
August 1, 2024 - August 31, 2024	0	N/A	0	17.55
September 1, 2024 - September 30, 2024	0	N/A	0	17.55
October 1, 2024 - October 31, 2024	0	N/A	0	17.55
November 1, 2024 - November 29, 2024	0	N/A	0	17.55

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On August 20, 2024, our board of directors dismissed KPMG as the Company’s independent registered public accounting firm, and approved the appointment of Deloitte Touch Tohmatsu, or Deloitte, as the Company's independent registered public accounting firm, followed by the execution of an engagement letter with Deloitte on September 13, 2024. The change of the Company's independent registered public accounting firm was recommended by the audit committee of the board of directors. The decision was not made due to any disagreements with KPMG.
KPMG's audit reports on the Company's consolidated financial statements as of December 31, 2022 and 2023 and for each of the years ended December 31, 2022 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.
During each of the years ended December 31, 2022 and 2023 and the subsequent interim period through August 20, 2024, there have been no (i) disagreements between us and KPMG on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of KPMG would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.
We have provided KPMG with a copy of the disclosures here under this Item 16F and required under Item 16F of Form 20-F and requested from KPMG a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of KPMG’s letter dated September 16, 2024 is attached as Exhibit 16.1 in the Form 6-K filed by the Company on September 16, 2024.
During each of the years ended December 31, 2022 and 2023 and the subsequent interim period through August 20, 2024, neither we nor anyone on behalf of us has consulted with Deloitte regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Deloitte concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.
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
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.
Not applicable.

ITEM 16J. INSIDER TRADING POLICIES.
We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policies is filed as Exhibit 11.1 to this annual report on Form 20-F.
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

We have implemented a multi-layered cybersecurity approach which includes physical, technical and administrative measures to protect our systems against cybersecurity incidents. All data transfers over the Internet are encrypted using the Transport Layer Security (TLS) protocol. Our measures for assessing, identifying and managing material risks from cybersecurity threats and security incidents include:
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

We have also implemented incident response and breach management policies and procedures. Such incident response processes are overseen by leaders from our Information Security, People Operations, Compliance and Legal teams regarding matters of cybersecurity. As part of these processes, we engage external consultants to assess our internal cybersecurity programs and compliance with applicable practices and standards.

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

We did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced undetected cybersecurity incidents. For a description of how risks from cybersecurity threats and security incidents could materially affect us, including our business strategy, results of operations or financial condition, see “Item 3. Key Information — D. Risk Factors—Risks Relating to our Business and Industry—“We depend on the information systems of our own and those of third parties for the effective service on our websites, mobile applications, or in our computer or logistics systems, and the overall effective and efficient functioning of our business. Failure to maintain or protect our information systems and data integrity effectively could harm our business, financial condition and results of operations.”, and “Item 3. Key Information — D. Risk Factors—Risks Relating to Government Regulations—“Our business collects and processes a large amount of data including personal information, and we will face legal, reputational, and financial risks if we fail to protect our customers’ data from security breaches or cyberattacks. We are also subject to various laws and regulations relating to privacy or the protection or transfer of data relating to individuals, and any change in such laws and regulations or any failure by us to comply with such laws and regulations could adversely affect our business.” .

Cybersecurity Governance

Cybersecurity is an important part of our risk management processes and an area of focus for our board of directors and management. Our Audit Committee is responsible for the oversight of risks from cybersecurity threats and responses to incidents, should they arise. Members of the Audit Committee receive updates as necessary on a quarterly basis regarding matters of cybersecurity or when there is cybersecurity incident. The internal auditor communicates this information to the Audit Committee. This includes existing and new cybersecurity risks, status on how management is addressing and/or mitigating those risks, cybersecurity and data privacy incidents (if any) and status on key information security initiatives.

Our cybersecurity risk management and strategy processes are overseen by leaders from our Technology, People Operations, and Legal teams. These individuals are informed about, and monitor the prevention, mitigation, detection and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan, and report either directly, or via our internal auditor, to the Audit Committee on any appropriate items.

Our Chief Technology Officer (“CTO”) and Head of Technology Operations, who report to our CEO, are primarily responsible for the assessment and management of our material risks from cybersecurity threats. Our CTO and Head of Technology Operations oversee our cybersecurity policies and processes, including those described in “Risk Management and Strategy” above. Our IT and engineering team, which reports to the CTO and Head of Technology Operations, maintains our security incident response plan and manages day-to-day incident identification, assessment and management, leads our overall cybersecurity risk management program, including ongoing assessments of system vulnerabilities and mitigation efforts, and continuously updates our CTO and Head of Technology Operations on such matters. Our IT and engineering team includes members that have been involved in cybersecurity for approximately 10 years, with project experience relating to SOC-2, ISO 27001, GDPR, Business Continuity Planning, Disaster Recovery Planning, Incident Response Planning. Our CTO and Head of Technology Operations escalate cybersecurity incidents to other members of the Company’s leadership, as appropriate, including our CFO, CEO and internal auditor. The IT and engineering team provides regular briefings to the CTO and Head of Technology Operations regarding the Company’s cybersecurity risks and activities, including any recent cybersecurity incidents and related responses, cybersecurity systems testing, activities of third parties, and the like.

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

4.22
Registration Rights Agreement, dated July 20, 2023, by and among Prenetics Global Limited, Lo Yuk Ming Dennis, and AC-Tech Investment Limited. (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F (Reg. No. 001-41401), filed with the SEC on May 1, 2024)

4.23
Share Subscription Agreement, dated as of June 13, 2024, by and between Prenetics Global Limited and DB Ventures Limited (incorporated by reference to Exhibit 10.26 to Form 6-K (File Number 001-41401), filed with the SEC on July 11, 2024)

4.24*	Unit Purchase Agreement, dated as of May 23, 2024, by and between Prenetics Global Limited and ACM Europa VII-C LLC, AFI Partners Fund IV, and AFI Partners LLC

8.1*	List of subsidiaries of Prenetics Global Limited

10.23
Share Sale Agreement, dated as of June 25, 2023, by and among Lo Yuk Ming Dennis, Chan Kwan Chee and Prenetics Global Limited. (incorporated by reference to Exhibit 10.23 of our annual report on Form 20-F (Reg. No. 001-41401), filed with the SEC on May 1, 2024)

10.24
Share Subscription Agreement, dated as of June 25, 2023, by and between Insighta Holdings Limited and Prenetics Global Limited. (incorporated by reference to Exhibit 10.24 of our annual report on Form 20-F (Reg. No. 001-41401), filed with the SEC on May 1, 2024)

10.25*	Share Purchase Agreement, dated October 14, 2024, by and between Prenetics Global Limited and Image Reframe Investment (HK) Limited

11.1*	Insider Trading Policy

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu

15.2*	Consent of KPMG

15.3*	Consent of DaHui Lawyers

97.10	Policy for Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F (Reg. No. 001-41401), filed with the SEC on May 1, 2024)

101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

Exhibit Number	Description

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
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
Date: April 30, 2025

Prenetics Global Limited
(Incorporated in the Cayman Islands)
and its Subsidiaries
Annual Report
For the financial year ended December 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Prenetics Global Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Prenetics Global Limited and subsidiaries (the "Company") as of December 31, 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB").
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu
Hong Kong, the People's Republic of China
April 30, 2025

We have served as the Company’s auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors
Prenetics Global Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Prenetics Global Limited and subsidiaries (the Company) as of December 31, 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with IFRS Accounting Standards.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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

/s/ KPMG
We have served as the Company’s auditor from 2017 to 2024.
Hong Kong, China
April 30, 2024
F-3

Consolidated statements of profit or loss and other comprehensive income
(All amounts in thousands of U.S. dollars ("$"), except for share and per share data)

	Note	2024	2023	2022
Continuing operations
Revenue	5, 6	$30,621	$21,743	$13,164
Direct costs		(15,221)	(12,913)	(9,546)
Gross profit		15,400	8,830	3,618
Other income and other net gains	7	2,745	4,507	430
Selling and distribution expenses		(8,636)	(8,243)	(4,738)
Research and development expenses		(10,923)	(11,662)	(5,989)
Impairment loss of goodwill	12	—	(3,900)	—
Administrative and other operating expenses		(46,730)	(41,438)	(59,343)
Operating loss from continuing operations		(48,144)	(51,906)	(66,022)
Fair value loss on financial assets at fair value through profit or loss	19	(8,869)	(7,135)	(9,363)
Share-based payment on listing	31	—	—	(89,547)
Fair value loss on preference shares liabilities	26	—	—	(60,091)
Fair value gain on warrant liabilities	27	49	3,351	3,197
Gain on partial disposal of an equity-accounted investee	15	1,244	—	—
Share of loss of equity-accounted investees, net of tax	15	(1,779)	(859)	—
Other finance costs	8(a)	(203)	(120)	(3,995)
Loss before taxation	8	(57,702)	(56,669)	(225,821)
Income tax credit	9	7,874	269	245
Loss from continuing operations		(49,828)	(56,400)	(225,576)
Discontinued operation
Profit/(loss) from discontinued operation, net of tax	10	22	(8,377)	35,122
Loss for the year		(49,806)	(64,777)	(190,454)
Other comprehensive income/(expense)
Items that will not be reclassified subsequently to profit or loss:
Share of other comprehensive income of equity-accounted investees	15	303	—	—
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		(1,024)	1,795	(4,843)
Other comprehensive (expense)/income for the year		(721)	1,795	(4,843)
Total comprehensive expense for the year		$(50,527)	$(62,982)	$(195,297)
Loss attributable to:
Equity shareholders of the Company		$(46,304)	$(62,724)	$(190,454)
Non-controlling interests	35	(3,502)	(2,053)	—
		$(49,806)	$(64,777)	$(190,454)
Total comprehensive expense attributable to:
Equity shareholders of the Company		$(46,785)	$(61,112)	$(195,297)
Non-controlling interests	35	(3,742)	(1,870)	—
		$(50,527)	$(62,982)	$(195,297)
Loss per share
Basic	11	$(3.71)	$(5.58)	$(37.57)
Diluted	11	(3.71)	(5.58)	(37.57)
Loss per share - Continuing operations
Basic	11	(3.71)	(4.83)	(44.50)
Diluted	11	(3.71)	(4.83)	(44.50)
The accompanying notes are an integral part of these consolidated financial statements.
F-4

Consolidated statements of financial position
(All amounts in thousands of U.S. dollars ("$"))

	Note	2024	2023
Assets
Property, plant and equipment	13	$7,811	$5,778
Intangible assets	14	11,574	13,425
Goodwill	12	37,364	29,170
Interests in equity-accounted investees	15	68,223	98,465
Financial assets at fair value through profit or loss - non-current	19	1,103	9,371
Deferred tax assets	23	—	28
Deferred expenses - non-current	18	—	3,531
Other non-current assets	16	1,352	743
Non-current assets		127,427	160,511
Deferred expenses - current	18	3,549	8,313
Inventories	17	6,566	3,127
Trade receivables	18	5,242	4,058
Deposits, prepayments and other receivables	18	7,975	5,285
Amount due from a related company		3	5
Amounts due from equity-accounted investees		—	132
Financial assets at fair value through profit or loss - current	19	10,562	11,034
Short-term deposits	20(a)	—	16,000
Cash and cash equivalents	20(b)	52,251	45,706
Current assets		86,148	93,660
Total assets		$213,575	$254,171
Liabilities
Deferred tax liabilities	23	$2,165	$2,615
Warrant liabilities	27	175	224
Lease liabilities - current	24	3,014	867
Other non-current liabilities	21	324	823
Non-current liabilities		5,678	4,529
Trade payables		3,668	1,671
Accrued expenses and other current liabilities	21	9,312	8,175
Contract liabilities	22	6,491	6,111
Lease liabilities - non-current	24	2,758	1,502
Liabilities for puttable financial instrument	28	14,309	14,623
Tax payable		13	7,402
Current liabilities		36,551	39,484
Total liabilities		42,229	44,013
Equity
Share capital (par value of $0.0015 as of December 31, 2023 and 2024; 33,333,334 shares authorized as of December 31, 2023 and 2024; 12,205,180 and 12,984,844 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	29	19	18
Reserves		170,370	206,341
Total equity attributable to equity shareholders of the Company		170,389	206,359
Non-controlling interests		957	3,799
Total equity		171,346	210,158
Total equity and liabilities		$213,575	$254,171
The accompanying notes are an integral part of these consolidated financial statements.
F-5

Consolidated statements of changes in equity
(All amounts in thousands of U.S. dollars (“$”))

		Attributable to equity shareholders of the Company
	Note	Share capital	Share premium	Treasury stock	Translation reserve	Other reserve	Capital reserve	Accumulated losses	Sub-total	Non- controlling interests	Total
Balance at January 1, 2022		$1	$17,126	$—	$1,028	$(239,210)	$37,835	$(217,590)	$(400,810)	$(85)	$(400,895)
Total comprehensive expense for the year
Loss for the year		—	—	—	—	—	—	(190,454)	(190,454)	—	(190,454)
Other comprehensive expense for the year		—	—	—	(4,843)	—	—	—	(4,843)	—	(4,843)
Total comprehensive expense for the year		—	—	—	(4,843)	—	—	(190,454)	(195,297)	—	(195,297)
Equity-settled share-based transactions	30	—	—	—	—	—	31,581	—	31,581	—	31,581
Vesting of equity-settled share-based transactions	30	1	116	—	—	—	—	—	117	—	117
Capital contribution		1	116,093	—	—	—	—	—	116,094	—	116,094
Shares issued on Reverse Recapitalization	31	2	113,145	—	—	—	—	—	113,147	—	113,147
Issuance of bonus shares		2	(2)	—	—	—	—	—	—	—	—
Shares issued upon conversion of exchange loan notes		—	—	—	—	—	—	—	—	—	—
Reclassification to preference shares liabilities	26	5	550,244	—	—	—	—	—	550,249	—	550,249
Modification of agreement with PIPE investors		—	—	—	—	(17,400)	—	—	(17,400)	—	(17,400)
Settlement of agreement with PIPE investors upon listing	31	—	—	—	—	17,400	—	—	17,400	—	17,400
Issuance of shares for acquisition	34(A)	2	34,721	—	—	5,061	—	—	39,784	—	39,784
Issuance of liabilities for puttable financial instrument for acquisition	28	—	—	—	—	(17,139)	—	—	(17,139)	—	(17,139)
Repurchase of shares		—	—	(662)	—	—	—	—	(662)	—	(662)
Acquisition of non-controlling interests	34(A)(IV)	—	—	—	—	—	—	—	—	6,484	6,484
Balance at December 31, 2022		$14	$831,443	$(662)	$(3,815)	$(251,288)	$69,416	$(408,044)	$237,064	$6,399	$243,463
F-6

Consolidated statements of changes in equity (continued)
(All amounts in thousands of U.S. dollars (“$”))

		Attributable to equity shareholders of the Company
	Note	Share capital	Share premium	Treasury stock	Translation reserve	Other reserve	Capital reserve	Accumulated losses	Sub-total	Non- controlling interests	Total
Balance at January 1, 2023		$14	$831,443	$(662)	$(3,815)	$(251,288)	$69,416	$(408,044)	$237,064	$6,399	$243,463
Total comprehensive income/(expense) for the year
Loss for the year		—	—	—	—	—	—	(62,724)	(62,724)	(2,053)	(64,777)
Other comprehensive income for the year		—	—	—	1,612	—	—	—	1,612	183	1,795
Total comprehensive income/(expense) for the year		—	—	—	1,612	—	—	(62,724)	(61,112)	(1,870)	(62,982)
Change in fair value of liabilities for puttable financial instrument	28	—	—	—	—	2,516	—	—	2,516	—	2,516
Equity-settled share-based transactions	30	—	—	—	—	—	10,589	—	10,589	—	10,589
Adjustments of non-controlling interests	12	—	—	—	—	—	—	—	—	(730)	(730)
Issuance of shares for acquisition	29(a)	—	5,061	—	—	(5,061)	—	—	—	—	—
Issuance of shares for investment in an equity-accounted investee	15	2	18,527	—	—	—	—	—	18,529	—	18,529
Issuance of shares for restricted share unit	29(a)	2	—	—	—	—	—	—	2	—	2
Shares issued upon conversion of exchange loan notes	29(a)	—	—	—	—	—	—	—	—	—	—
Issuance of shares for reverse stock split	29(a)	—	—	—	—	—	—	—	—	—	—
Repurchase of shares	29(b)	—	—	(1,229)	—	—	—	—	(1,229)	—	(1,229)
Cancellation of treasury stock	29(a)	—	(1,829)	1,829	—	—	—	—	—	—	—
Balance at December 31, 2023 and January 1, 2024		18	853,202	(62)	(2,203)	(253,833)	80,005	(470,768)	206,359	3,799	210,158
Total comprehensive expense for the year
Loss for the year		—	—	—	—	—	—	(46,304)	(46,304)	(3,502)	(49,806)
Other comprehensive expense for the year		—	—	—	(481)	—	—	—	(481)	(240)	(721)
Total comprehensive expense for the year		—	—	—	(481)	—	—	(46,304)	(46,785)	(3,742)	(50,527)
Change in fair value of liabilities for puttable financial instrument	28	—	—	—	—	314	—	—	314	—	314
Change in non-controlling interest due to change in shareholding in a subsidiary	28	—	—	—	—	(275)	—	—	(275)	275	—
Equity-settled share-based transactions	30	—	—	—	—	—	7,221	—	7,221	625	7,846
Issuance of shares to advisors	29(a)	1	4,131	—	—	—	—	—	4,132		4,132
Issuance of shares for restricted share unit	29(a)	—	—	—	—	—	—	—	—	—	—
Repurchase of shares	29(b)	—	—	(577)	—	—	—	—	(577)	—	(577)
Balance at December 31, 2024		$19	$857,333	$(639)	$(2,684)	$(253,794)	$87,226	$(517,072)	$170,389	$957	$171,346
The accompanying notes are an integral part of these consolidated financial statements.
F-7

Consolidated statements of cash flows
(All amounts in thousands of U.S. dollars (“$”))

	Note	2024	2023	2022
Cash flows from operating activities
Loss for the year		$(49,806)	$(64,777)	$(190,454)
Adjustments for:
Bank interest income	7,10(b)	(2,039)	(3,943)	(472)
Dividend income	7	—	—	(10)
Depreciation	13	4,016	5,879	5,987
Amortization of intangible assets	14	1,913	1,915	1,556
Other finance costs	8(a),10(c)	203	242	4,198
Fair value loss on preference shares liabilities	26	—	—	60,091
Fair value loss on financial assets at fair value through profit or loss	19	8,869	7,135	9,363
Fair value gain on warrant liabilities	27	(49)	(3,351)	(3,197)
Restructuring costs	10(e)	—	—	30,379
Net foreign exchange losses		119	821	226
Impairment loss of goodwill	12	—	3,900	—
Loss on disposal of property, plant and equipment		2	818	73
Write-off on property, plant and equipment	8(c),10(f)	558	331	268
Write-off on inventories	17	736	3,137	2,056
Gain on partial disposal of an equity-accounted investee	15	(1,244)	—	—
Share of loss of equity-accounted investees	15	1,779	859	—
Share-based payment on listing	31	—	—	89,547
Equity-settled share-based payment expenses	30	7,846	10,589	31,580
Share-based payment expenses in relation to issuance of shares to advisors	30(d)	4,132	—	—
Income tax (credit)/expense		(7,874)	(386)	7,147
		(30,839)	(36,831)	48,338
Changes in:
Decrease/(increase) in deferred expenses		8,294	(959)	(10,885)
Decrease/(increase) in inventories		1,323	(1,729)	1,256
(Increase)/decrease in trade receivables		(563)	37,633	6,966
(Increase)/decrease in deposits, prepayments and other receivables		(2,108)	1,589	(1,214)
Decrease/(increase) in amounts due from related companies		3	(5)	9
Decrease/(increase) in amounts due from equity-accounted investees		132	(132)	—
(Increase)/decrease in other non-current assets		(427)	535	431
Decrease in trade payables		(4,682)	(5,618)	(2,628)
Increase/(decrease) in accrued expenses and other current liabilities		854	(7,417)	(24,389)
Increase/(decrease) in contract liabilities		380	437	(4,035)
(Decrease)/increase in other non-current liabilities		(1,241)	(124)	726
Cash (used in)/generated from operating activities		(28,874)	(12,621)	14,575
Income taxes paid		—	(1,144)	(60)
Net cash (used in)/from operating activities		(28,874)	(13,765)	14,515
F-8

Consolidated statements of cash flows (continued)
(All amounts in thousands of U.S. dollars (“$”))

	Note	2024	2023	2022
Cash flows from investing activities
Payment for purchase of property, plant and equipment		(1,006)	(345)	(4,948)
Proceeds from disposal of property, plant and equipment		42	99	50
Payment for purchase of intangible assets		(59)	(567)	(1,395)
Payment for purchase of short-term deposits		—	(16,000)	(19,920)
Payment for purchase of financial assets at fair value through profit or loss	19	(129)	(10,002)	(20,000)
Proceeds from partial disposal of an equity-accounted investee		30,000	—	—
Proceeds from redemption of short-term deposits		16,000	19,920	—
Proceeds from redemption of financial assets at fair value through profit or loss	19	—	—	3,005
Payment for acquisition, net of cash acquired	34	(8,346)	—	(3,419)
Investment in an equity-accounted investee	15	—	(80,000)	—
Dividend received	7	—	—	10
Interest received	7,10(b)	2,039	3,943	472
Net cash from/(used in) investing activities		38,541	(82,952)	(46,145)
Cash flows from financing activities
Capital element of lease rentals paid	13(b),25(b)	(2,563)	(3,235)	(1,878)
Interest element of lease rentals paid	13(b),25(b)	(203)	(241)	(244)
Proceeds from new trade financing	25(a)	—	—	21,677
Interest paid	25(b)	—	—	(173)
Repayment of trade financing	25(a)	—	—	(21,677)
Proceeds from issuance of shares		—	2	117
Proceeds from Reverse Recapitalization	31	—	—	146,158
Payment for purchase of treasury shares		(577)	(1,230)	(662)
Net cash (used in)/from financing activities		(3,343)	(4,704)	143,318
Net increase/(decrease) in cash and cash equivalents		6,324	(101,421)	111,688
Cash and cash equivalents at the beginning of the year		45,706	146,660	35,289
Effect of foreign exchange rate changes		221	467	(317)
Cash and cash equivalents at the end of the year		$52,251	$45,706	$146,660
The accompanying notes are an integral part of these consolidated financial statements.
F-9

Notes to the consolidated financial statements
(All amounts in thousands of U.S. dollars (“US$”), except for share, per share data and otherwise stated)
1    General Information
Prenetics Global Limited (the “Company”), is a company limited by shares incorporated in Cayman Islands.
The Company and its subsidiaries (collectively, the “Group”) is a leading global consumer health company focused on empowering individuals to take control of their health through innovative, science-backed solutions. The mission of the Group is to decentralize and democratize healthcare by delivering accessible, personalized, and preventive health products.
In the Prevention segment, the Group delivers advanced diagnostic services, including genetic testing (under the CircleDNA brand), utilizing whole exome sequencing technology.
In the Diagnostics segment, the Group provides precision oncology services for cancer treatment selection.
The Group also offers Consumer Health solutions through IM8, as well as distribution of sports nutrition products under the Europa brand, promoting healthy lifestyles.
The Group remains focused on research and development initiatives to drive innovation and support its mission of advancing health outcomes across both prevention, diagnostics and consumer health markets.
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
The Reverse Recapitalization completed in May 2022 has been accounted for with reference to the principles of reverse acquisitions in IFRS 3, Business combinations, (“IFRS 3”) with PHCL being the accounting acquirer and Artisan the accounting acquiree. Accordingly, these consolidated financial statements have been presented as a continuation of the consolidated financial information of the PHCL Group, except for the capital structure (see note 31).
On December 30, 2022, the Group acquired 74.39% of the issued share capital of ACT Genomics Holdings Company Limited (“ACT Genomics”), and obtained control of ACT Genomics (the "ACT Acquisition"). ACT Genomics is an innovation-driven cancer solution provider, which specializing in precision oncology, and qualifies as a business as defined in IFRS 3 (see note 34(A)).
On July 20, 2023, the Group acquired 50% shareholdings of an equity-accounted investee, Insighta Holdings Limited ("Insighta"). On October 14, 2024, the Group’s shareholding in Insighta was reduced to 35% following the disposal of 15% shareholdings with consideration of $30 million to a third party. Details of the interests in equity-accounted investees are included in note 15.
On August 9, 2024, the Group fully acquired the issued units of Europa Partners Holdings Limited (“Europa”), and obtained 100% shareholdings in Europa. Europa is a consumer health and wellness products distributor, which specializing in sports distribution, and qualifies as a business as defined in IFRS 3 (see note 34(B)).
These consolidated financial statements are presented in United States dollars (“USD”), which is the Company’s functional currency.
F-10

2    Adoption of new and revised standards
New and amended IFRS Accounting Standards that are effective for the current year
In the current year, the Group has applied a number of amendments to IFRS Accounting Standards issued by the IASB that are mandatorily effective for an accounting period that begins on or after January 1, 2024. Their adoption has not had any material impact on the disclosures or on the amounts reported in these consolidated financial statements.

Amendments to IFRS 16	Lease Liability in a Sale and Leaseback
Amendments to IAS 1	Classification of Liabilities as Current or Non-current
Amendments to IAS 1	Non-current Liabilities with Covenants
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements
The application of the amendments to IFRS Accounting Standards in the current year has had no material impact on the Group's financial positions and performance for the current and prior years and/or on the disclosures set out in these consolidated financial statements.
New and amendments to IFRS Accounting Standards in issue but not yet effective
At the date of authorization of these consolidated financial statements, the Group has not applied the following new and amended IFRS Accounting Standards that have been issued but are not yet effective.

Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments[3]
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity[3]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[1]
Amendments to IFRS Accounting Standards	Annual Improvements to IFRS Accounting Standards - Volume 11[3]
Amendments to IAS 21	Lack of Exchangeability[2]
IFRS 18	Presentation and Disclosure in Financial Statements[4]

1    Effective for annual periods beginning on or after a date to be determined
2    Effective for annual periods beginning on or after 1 January 2025
3    Effective for annual periods beginning on or after 1 January 2026
4    Effective for annual periods beginning on or after 1 January 2027
Except for the adoption of the IFRS Accounting Standards mentioned below, the directors of the Company anticipate that the application of all other new and amendments to IFRS Accounting Standards will have no material impact on the consolidated financial statements in the foreseeable future.
IFRS 18 Presentation and Disclosures in Financial Statements ("IFRS 18")
IFRS 18 sets out requirements on presentation and disclosures in financial statements, will replace IAS 1 Presentation of Financial Statements ("IAS 1"). This new IFRS Accounting Standard, while carrying forward many of the requirements in IAS 1, introduces new requirements to present specified categories and defined subtotals in the statement of profit or loss; provide disclosures on management-defined performance measures in the notes to the financial statements and improve aggregation and disaggregation of information to be disclosed in the financial statements. In addition, some IAS 1 paragraphs have been moved to IAS 8 and IFRS 7. Minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share are also made. IFRS 18, and amendments to other standards, will be effective for annual periods beginning on or after January 1, 2027, with early application permitted. The application of the new standard is expected to affect the presentation of the statement of profit or loss and disclosures in the future financial statements. The Group is in the process of assessing the detailed impact of IFRS 18 on the Group’s consolidated financial statements.
F-11

3    Basis of preparation of consolidated financial statements and material accounting policy information
On November 1, 2023, the Company's shareholders approved a 1-for-15 reverse stock split of the Company's issued and unissued Class A ordinary shares and Class B ordinary shares, which was effected on November 14, 2023. The effect of the reverse stock split was to consolidate each 15 existing issued and outstanding share of $0.0001 pa value each in the Company, into one share of $0.0015 par value each in the Company, with no change in authorized shares. The number of issued and outstanding ordinary shares, including shares reserved for issuance, was reduced from approximately 181.8 million ordinary shares to approximately 12.2 million ordinary shares. 35,755 ordinary shares were issued in connection with the reverse stock split as no fractional shares were issued in connection, and a shareholder who would otherwise be entitled to receive a fractional share received a whole share. All issued and unissued ordinary shares contained in the consolidated financial statements have been retroactively adjusted to reflect the reverse split for all periods presented.
Basis of preparation of consolidated financial statements
These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards.
The material accounting policies adopted are set out below.
Going concern
The directors of the Company have, at the time of approving the consolidated financial statements, a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Thus, the Group has applied the going concern basis of accounting in preparing the consolidated financial statements.
Material accounting policy information
Basis of consolidation
The consolidated financial statements incorporate the financial statements of the parent company and entities controlled by the Group made up to December 31 each year. Control is achieved when the Group:
•has power over the investee
•is exposed, or has rights, to variable returns from its involvement with the investee
•has the ability to use its power to affect its returns.
The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.
When the Group has less than a majority of the voting rights of an investee, it considers that it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally.
The Group considers all relevant facts and circumstances in assessing whether or not the group’s voting rights in an investee are sufficient to give it power, including:
•the size of the group’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders
•potential voting rights held by the group, other vote holders or other parties
•rights arising from other contractual arrangements
•any additional facts and circumstances that indicate that the group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.
Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, the results of subsidiaries acquired or disposed of during the year are included in profit or loss from the date the Group gains control until the date when the Group ceases to control the subsidiary.

3    Basis of preparation of consolidated financial statements and material accounting policy information (continued)
Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with the Group’s accounting policies.
All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between the members of the Group are eliminated on consolidation.
Non-controlling interests in subsidiaries are identified separately from the group’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity.
Profit or loss and each component of other comprehensive income are attributed to the owners of the parent company and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the parent company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.
Changes in the Group’s interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the parent company.
When the group loses control of a subsidiary, the gain or loss on disposal recognized in profit or loss is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), less liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as required/permitted by applicable IFRS Accounting Standards). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 Financial Instruments when applicable, or the cost on initial recognition of an investment in an associate or a joint venture.
Business combinations
Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interest issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.
At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date.
Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.
Goodwill
Goodwill is initially recognized and measured as set out above.
Goodwill is not amortized but is reviewed for impairment at least annually. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or groups of cash-generating units) expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

3    Basis of preparation of consolidated financial statements and material accounting policy information (continued)
On disposal of a cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.
Interests in equity-accounted investees
An associate is an entity over which the group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.
The results and assets and liabilities of associates or joint ventures are incorporated in these financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5.
Under the equity method, an investment in an associate or a joint venture is recognized initially in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate or joint venture. When the Group’s share of losses of an associate or a joint venture exceeds the Group’s interest in that associate or joint venture (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate or joint venture), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.
An investment in an associate or a joint venture is accounted for using the equity method from the date on which the investee becomes an associate or a joint venture. On acquisition of the investment in an associate or a joint venture, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment.
If there is objective evidence that the Group’s net investment in an associate or joint venture is impaired, the requirements of IAS 36 Impairment of Assets are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognized is not allocated to any asset, including goodwill that forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.
When the Group reduces its ownership interest in an associate or a joint venture but the group continues to use the equity method, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.
The Group applies IFRS 9, including the impairment requirements, to long-term interests in an associate or joint venture to which the equity method is not applied and which form part of the net investment in the investee.
Revenue recognition
The Group recognizes revenue from the following major products:
•sale of consumer health products;
•provision of genetic testing services;
•provision of fulfillment and distribution services of sports nutrition products; and
•provision of precision oncology services.
Revenue is measured based on the consideration to which the Group expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The Group recognizes revenue when it transfers control over a product or service to customer. An asset is transferred when the customer obtains control of the asset.

3    Basis of preparation of consolidated financial statements and material accounting policy information (continued)
The Group transfers control of a good or service at a point in time unless one of the following overtime criteria is met:
(a)the customer simultaneously receives and consumes the benefits provided as the Group performs;
(b)the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
(c)the Group’s performance does not create an asset with an alternative use and the Group has an enforceable right to payment for performance completed to date.
Sales of consumer health products
The Group sells consumer health products directly to the consumer, who is also the customer. Revenue is recognized when control of the goods has transferred, being at the point the goods are delivered to the customer. Delivery occurs when the goods have been shipped to the customer’s specific location. Revenue is recorded net of discount. When the customer initially purchases the goods online the transaction price received by the Group is recognized as a contract liability until the goods have been delivered to the customer. There exists a 30-day right of return on orders and the Group recognized as a deposit liabilities.
Provision of fulfillment and distribution services
The Group sells sports nutrition products typically satisfies its performance obligations for sales of goods as goods are delivered and control of the goods transfers to the customer. Sales of products by the Group may include fees for shipping and handling.
The Group satisfies its performance obligations for fulfillment and distribution services at a point in time typically when the customer's goods are delivered to the named destination. The Group provides services for storage, packaging, receiving, and in-bound freight management and satisfies those performance obligations over-time.
Provision of genetic testing and precision oncology services
The Group provides i) genetic testing services to individuals and corporates for their employees and customers; and ii) diagnostic services which are precision oncology services.
The Group collects consideration for genetic testing services to individuals and corporations upfront, and such consideration received usually becomes non-refundable up to 30 days from the date of delivery of the kits to individuals and corporations, or the date of purchase. Revenue is recorded net of discount. The upfront consideration received is initially recognized as deposit liabilities and subsequently reclassified to contract liabilities when the amount becomes non-refundable. Such amount does not include any variable consideration.
The Group collects consideration for precision oncology services to patient from public hospitals upfront, and such consideration received usually becomes non-refundable from the date of receipt of patients' specimen, or the date of purchase. The upfront consideration received is recognized as contract liabilities when the amount becomes non-refundable. Such amount does not include any variable consideration.
The Group determines that its sales contracts do not have a significant financing component when the upfront consideration becomes non-refundable as customers have discretion to decide when the tests are performed during the contract term.
Performance obligations
Generally, the Group fulfilled its performance obligations for genetic testing and precision oncology services at a point in time upon delivery of the testing results or reports to customers or patients.
Revenue breakage
Provision of genetic testing services require individuals to provide specimen samples to the Group before it can proceed with the necessary laboratory procedures. Sales contracts relating to testing kits sold directly to individuals normally require specimen samples to be sent back to the Group within one year (the “sample return period”) from the date of purchase depending on the jurisdictions in which the kits are purchased by customers. If these customers do not return their specimen samples within the sample return period, the Group has no further obligation to provide the service. Sales contracts relating to kits sold to corporations normally do not include specified sample return periods.

3    Basis of preparation of consolidated financial statements and material accounting policy information (continued)
The Group generally has sufficient and relevant historical experience for other sales contracts such that the Group expects to be entitled to a breakage amount in relation to non-refundable and unexercised rights. For these sales contracts, the Group estimates and recognizes the expected breakage amount as revenue in proportion to the pattern of rights exercised by customers on a portfolio basis to the extent that it is considered highly probable that a significant reversal will not occur in the future.
The Group updates its breakage estimate regularly and if necessary, adjusts the deferred revenue balance accordingly. If actual return patterns vary from the estimate, actual breakage revenue may differ from the amounts recorded. The Group recognized breakage revenue from unreturned testing kits of $182, $503 and $230 for the years ended December 31, 2024, 2023 and 2022, respectively.
Leases
The Group as lessee
The Group assesses whether a contract is, or contains, a lease, at inception of the contract. The Group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets, including IT equipment. For these leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the group uses its incremental borrowing rate.
The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased and the lease does not benefit from a guarantee from the Group.
Lease payments included in the measurement of the lease liability comprise fixed lease payments (including in-substance fixed payments).
The lease liability is subsequently measured by reducing the carrying amount to reflect the lease payments made.
The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, less any lease incentives received and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses.
Whenever the group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognized and measured under IAS 37. To the extent that the costs relate to a right-of-use asset, the costs are included in the related right-of-use asset.
Right-of-use assets are depreciated over the shorter period of lease term and useful life of the right-of-use asset.
The Group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘Property, Plant and Equipment’ policy.
The Group presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘lease liabilities’ in the statement of financial position.
Foreign currencies
In preparing the financial statements of the group entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing on the dates of the transactions. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.
Exchange differences are recognized in profit or loss in the period in which they arise.

3    Basis of preparation of consolidated financial statements and material accounting policy information (continued)
For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated at exchange rates prevailing on the reporting date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in a translation reserve.
On the disposal of a foreign operation (i.e. a disposal of the Group’s entire interest in a foreign operation), all of the exchange differences accumulated in a translation reserve in respect of that operation attributable to the owners of the parent company are reclassified to profit or loss.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Exchange differences arising are recognized in other comprehensive income.
Employee benefits
Defined contribution plans
Obligations for contributions to defined contribution plans are expensed as the related service is provided.
Short-term employee benefits
A liability is recognized for benefits accruing to employees in respect of salaries and annual leave in the period the related service is rendered at the undiscounted amount of the benefits expected to be paid in exchange for that service.
Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.
Taxation
The income tax expense represent the sum of current and deferred income tax expense.
Current tax
The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in profit or loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.
Deferred tax
Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.
The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized based on tax laws and rates that have been enacted or substantively enacted at the reporting date.
The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.
Current and deferred tax are recognized in profit or loss.

3    Basis of preparation of consolidated financial statements and material accounting policy information (continued)
Loss per share
Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share reflect the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares.
Property, plant and equipment
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
Depreciation is calculated to write off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss.
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
An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.
Intangible assets acquired separately
Research and development
Expenditure on research activities is recognized in profit or loss as incurred.
Other intangible assets
Other intangible assets, including website and mobile apps, trademark and technology and product development cost, computer software and customer relationship, that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated losses.
Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates.
Amortization is calculated to write off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss. Goodwill is not amortized.

3    Basis of preparation of consolidated financial statements and material accounting policy information (continued)
The estimated useful lives for current and comparative periods are as follows:

– Website and mobile apps	2 years
– Trademark and technology	10 - 20 years
– Products development cost	3 years
– Computer software	3 years
– Customer relationship	10 years
Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.
An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.
Impairment on property, plant and equipment, intangible assets and right-of-use assets
At the end of each reporting period, the Group reviews the carrying amounts of its property, plant and equipment and right-of-use assets with finite useful lives to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss (if any).
The recoverable amount of property, plant and equipment and right-of-use assets are estimated individually. When it is not possible to estimate the recoverable amount individually, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.
In testing a cash-generating unit for impairment, corporate assets are allocated to the relevant cash-generating unit when a reasonable and consistent basis of allocation can be established, or otherwise they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation basis can be established. The recoverable amount is determined for the cash-generating unit or group of cash-generating units to which the corporate asset belongs, and is compared with the carrying amount of the relevant cash-generating unit or group of cash-generating units.
Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or a cash-generating unit) for which the estimates of future cash flows have not been adjusted.
If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. For corporate assets or portion of corporate assets which cannot be allocated on a reasonable and consistent basis to a cash-generating unit, the Group compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portion of corporate assets allocated to that group of cash-generating units, with the recoverable amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit or the group of cash-generating units. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of cash-generating units. An impairment loss is recognized immediately in profit or loss.
Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit or a group of cash-generating units) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a cash-generating unit or a group of cash-generating units) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

3    Basis of preparation of consolidated financial statements and material accounting policy information (continued)
Inventories
Inventories are stated at the lower of cost and net realizable value. Cost is based on the first-in,first-out allocation method.
Cash and cash equivalents
In the consolidated statement of financial position, cash and cash equivalents are comprised of cash (i.e. cash on hand and on-demand deposits) and cash equivalents. Cash equivalents are short-term (generally with original maturity of three months or less), highly liquid investments that are readily convertible to a known amount of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather for investment or other purposes.
For the purposes of the statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above.
Financial instruments
Financial assets and financial liabilities are recognized in the Group's consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.
Financial assets and financial liabilities are initially measured at fair value, except for trade receivables that do not have a significant financing component which are measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss ("FVTPL")) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.
Financial assets
All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.
All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.
Classification of financial assets
Debt instruments that meet the following conditions are measured subsequently at amortized cost:
•the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows
•the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
By default, all other financial assets are measured subsequently at FVTPL.
(i)Amortized cost and effective interest method
The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period.
For financial assets other than purchased or originated credit-impaired financial assets (i.e. assets that are credit-impaired on initial recognition), the effective interest rate is the rate that exactly discounts estimated future cash flows (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition. For purchased or originated credit-impaired financial assets, a credit-adjusted effective interest rate is calculated by discounting the estimated future cash flows, including expected credit losses, to the amortized cost of the debt instrument on initial recognition.
The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. The gross carrying amount of a financial asset is the amortized cost of a financial asset before adjusting for any loss allowance.

3    Basis of preparation of consolidated financial statements and material accounting policy information (continued)
(ii)Financial assets at FVTPL
Financial assets that do not meet the criteria for being measured at amortized cost are measured at FVTPL.
Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset and is included in the ‘other income and other net gains’ line item.
Business model assessment of financial assets
The business models of the Group are as follows.
Held to collect
The Group holds financial assets which arise from its principal operations. The objective of the business model for these financial instruments is to collect the amounts due from the Group’s receivables and to earn contractual interest income on the amounts collected.
Assessment whether contractual cash flows are solely payments of principal and interest of financial assets
In assessing whether the contractual cash flows are solely payments of principal and interest ("SPPI"), the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:
•contingent events that would change the amount or timing of cash flows;
•terms that may adjust the contractual coupon rate, including variable-rate features;
•prepayment and extension features; and
•terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).
A prepayment feature is consistent with the SPPI criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding.
Impairment of financial assets
The Group recognizes a loss allowance for expected credit losses on trade receivables, other receivables, amount due from a related company, amounts due from equity-accounted investees and cash and cash equivalent. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.
The Group always recognizes lifetime expected credit losses ("ECL") for trade receivables. The expected credit losses on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.
For all other financial instruments, the Group recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.
Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.
(i)Significant increase in credit risk
In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the group compares the risk of a default occurring on the financial instrument at the reporting date with the risk of a default occurring on the financial instrument at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. Forward-looking information considered includes the future prospects of the industries in which the Group’s debtors operate, obtained from economic expert reports, financial analysts, governmental bodies, relevant think-tanks and other similar

3    Basis of preparation of consolidated financial statements and material accounting policy information (continued)
organizations, as well as consideration of various external sources of actual and forecast economic information that relate to the Group’s core operations.
In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:
•an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating
•significant deterioration in external market indicators of credit risk for a particular financial instrument, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor, or the length of time or the extent to which the fair value of a financial asset has been less than its amortized cost
•existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations
•an actual or expected significant deterioration in the operating results of the debtor
•significant increases in credit risk on other financial instruments of the same debtor
•an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.
Irrespective of the outcome of the above assessment, the Group has reasonable and supportable information to rebut the presumption that the credit risk on a financial asset has increased significantly since initial recognition when contractual payments are more than 30 days past due.
Despite the foregoing, the Group assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. A financial instrument is determined to have low credit risk if:
•the financial instrument has a low risk of default
•the debtor has a strong capacity to meet its contractual cash flow obligations in the near term
•adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations.
The Group considers a financial asset to have low credit risk when the asset has external credit rating of ‘investment grade’ in accordance with the globally understood definition or if an external rating is not available, the asset has an internal rating of ‘performing’. Performing means that the counterparty has a strong financial position and there are no past due amounts.
The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.
(ii)Definition of default
The Group considers the following as constituting an event of default for internal credit risk management purposes as historical experience indicates that financial assets that meet either of the following criteria are generally not recoverable:
•when there is a breach of financial covenants by the debtor
•information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collateral held by the Group).
Irrespective of the above analysis, the Group considers that default has occurred when a financial asset is more than 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

3    Basis of preparation of consolidated financial statements and material accounting policy information (continued)
(iii)Credit-impaired financial assets
A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:
•significant financial difficulty of the issuer or the borrower
•a breach of contract, such as a default or past due event
•the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider
•it is becoming probable that the borrower will enter bankruptcy or other financial reorganization
•the disappearance of an active market for that financial asset because of financial difficulties.
(iv)Write-off policy
The Group writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over 180 days past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the group’s recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognized in profit or loss.
(v)Measurement and recognition of expected credit losses
The measurement of expected credit losses is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as described above. As for the exposure at default, for financial assets, this is represented by the assets’ gross carrying amount at the reporting date.
For financial assets, the expected credit loss is estimated as the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the original effective interest rate.
If the Group has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period, but determines at the current reporting date that the conditions for lifetime ECL are no longer met, the Group measures the loss allowance at an amount equal to 12-month ECL at the current reporting date, except for assets for which the simplified approach was used.
The Group recognizes an impairment gain or loss in profit or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.
Derecognition of financial assets
The Group derecognized a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.
On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.
Financial liabilities and equity
Classification as debt or equity
Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

3    Basis of preparation of consolidated financial statements and material accounting policy information (continued)
Financial liabilities
All financial liabilities are measured subsequently at amortized cost using the effective interest method or at FVTPL.
Derecognition of financial liabilities
The Group derecognized financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.
Liabilities for puttable financial instrument
Liabilities for puttable financial instrument are an obligation arising from put options written to non-controlling shareholders of subsidiaries, which will be settled based on the fair value of the shares held by the non-controlling shareholders, results in a gross financial liability. The gross financial liability is initially recognized and measured at amortize cost with the corresponding debit to the “other reserve”. In subsequent periods, the changes of fair value is recognized in ‘other reserve’.
Share-based payments
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
Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the counterparty renders the service. The fair values of the services received are recognized as expenses (unless the goods or services qualify for recognition as assets).
Discontinued operation
A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:
•represents a separate major line of business or geographic area of operations;
•is a part of a single co-ordinated plan to dispose of a separate major line of business or geographic area of operations; or
•is a subsidiary acquired exclusively with a view to resale.
Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale.
When an operation is classified as a discontinued operation, the comparative statement of profit or loss and other comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative year.

4    Key sources of estimation uncertainty
The key assumptions concerning the future, and other key sources of estimation uncertainty at the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.
Fair value measurements and valuation processes
Certain Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.
The Group assigned its finance team to oversee all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.

4Key sources of estimation uncertainty (continued)
The finance team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the finance team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of the IFRS Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.
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
Further information about the assumptions made in measuring fair values is included in the following notes:
•Note 30: equity-settled share-based transactions;
•Note 32(B): financial instruments; and
•Note 34: acquisition of ACT Genomics and Europa.
Estimated impairment of goodwill
Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated, which is the higher of the value in use or fair value less costs of disposal. The Group has engaged an independent qualified professional valuer to perform such valuation.
The value in use calculation requires the Group to estimate the future cash flows with key assumption including budgeted sales of the "cash generating units ("CGU") expected to arise from the CGU and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, or change in facts and circumstances which results in downward revision of future cash flows or upward revision of discount rate, a material impairment loss or further impairment loss may arise.
The fair value less costs of disposal is determined based on direct comparison to estimate the fair value less costs of disposal of the assets which is based on the recent transaction prices for similar assets.
At December 31, 2024 and 2023, the carrying amounts of goodwill were approximately $37,364 and $29,170, respectively. Details of significant judgements and assumptions in the impairment assessment are disclosed in note 12.

5    Revenue
The Group derives its revenue from contracts with customers for the transfer of goods and services at a point in time and over time in the following major product lines. The disclosure of revenue by product line is consistent with the revenue information that is disclosed for each reportable segment under IFRS 8 Operating Segments ("IFRS 8") (see note 6).
Disaggregation of revenue

	2024	2023	2022
Continuing operations
External revenue by product line
Prevention - genetic testing	$10,367	$6,155	$13,164
Consumer health - health and wellness solutions	370	—	—
Consumer health - sports distribution	5,199	—	—
Diagnostics - cancer treatment	14,685	15,588	—
	$30,621	$21,743	$13,164

	2024	2023	2022
Continuing operations
External revenue by timing of revenue
Goods transferred at a point in time	$3,967	$—	$—
Services transferred at a point in time	25,052	21,743	13,164
Services transferred overtime	1,602	—	—
	$30,621	$21,743	$13,164
Revenue expected to be recognized in the future arising from contracts with customers in existence at the report date
At December 31, 2024, 2023 and 2022, the amount of service fee income allocated to the remaining performance obligations under the Group’s existing contracts that are non-refundable is $6,491, $6,111 and $5,674, respectively. The Group will recognize the expected revenue in the future when the performance obligations are fulfilled, which may be after one year from the end of the reporting period. Such amount does not include any variable consideration.

6    Segment Information
Products and services from which reportable segments derive their revenues
The Group manages its businesses by divisions, which are organized based on the nature of the products and services offered. For management purposes, the Group is divided into three reportable segments under IFRS 8, which align with how the Group’s Chief Operating Decision Maker (the "CODM") reviews financial performance and allocates resources.
In the prior years, the Group had identified two operating segments, Prevention segment and Diagnostics segment. Upon acquisition of Europa and launch of IM8 products in 2024, the Company identified a new reportable segment, the Consumer Health segment.
The Group now operates its businesses in three reportable segments: (i) Prevention segment, (ii) Diagnostics segment and (iii) Consumer Health segment. The Group’s reportable segments are as follows:
1.Prevention being the design and sale of genetic testing;
2.Diagnostics being the sale of precision oncology services; and
3.Consumer Health being provision of consumer health products, including health and wellness products, and fulfillment and distribution services of sports nutrition products.
The following is an analysis of the Group’s revenue and gross profit from continuing operations by reportable segments. Performance is measured based on gross profit from continuing operations, as included in the internal management reports that are reviewed by the CODM:

	Prevention	Diagnostics	Consumer Health	Unallocated	Total from continuing operations
2024
Revenue	$10,367	$14,685	$5,569	$—	$30,621
Gross profit	5,126	9,119	1,155	—	15,400
2023
Revenue	6,155	15,588	n/a	—	21,743
Gross profit/(loss)	3,115	7,657	n/a	(1,942)	8,830
2022
Revenue	13,164	—	n/a	—	13,164
Gross profit/(loss)	4,392	—	n/a	(774)	3,618
Unallocated direct costs represent the unallocated depreciation and amortization related to property, plant and equipment and intangible assets commonly used across segments, and certain staff costs commonly worked across segments.
Segment revenue from continuing operations reported above represents revenue generated from external customers. There were no inter-segment sales for the years ended December 31, 2022, 2023 and 2024.
No analysis of the Group’s assets and liabilities by reportable segment is disclosed as they are not regularly provided to the CODM for review.

6    Segment Information (continued)
Segment gross profit represents the gross profit earned by each segment without allocation of certain direct costs associated with depreciation and amortization and certain staff costs commonly used across segments. This is the measure reported to the CODM for the purposes of resource allocation and performance assessment.
The following is the reconciliation of the reportable segments' gross profit from continuing operation to the loss before taxation for the years ended December 31, 2024, 2023 and 2022.

	2024	2023	2022
Gross profit	$15,400	$8,830	$3,618
Other income and other net gains	2,745	4,507	430
Selling and distribution expenses	(8,636)	(8,243)	(4,738)
Research and development expenses	(10,923)	(11,662)	(5,989)
Impairment loss of goodwill	—	(3,900)	—
Administrative and other operating expenses	(46,730)	(41,438)	(59,343)
Fair value loss on financial assets at fair value through profit or loss	(8,869)	(7,135)	(9,363)
Share-based payment on listing	—	—	(89,547)
Fair value loss on preference shares liabilities	—	—	(60,091)
Fair value gain on warrant liabilities	49	3,351	3,197
Gain on partial disposal of an equity-accounted investee	1,244	—	—
Share of loss of equity-accounted investees, net of tax	(1,779)	(859)	—
Other finance costs	(203)	(120)	(3,995)
Loss before taxation	$(57,702)	$(56,669)	$(225,821)
Revenues from major products and services
The Group’s revenues from continuing operations from its major products and services are disclosed in note 5.

6    Segment Information (continued)
Geographical information
Information about the Group's revenue from continuing operations from external customers is presented based on the location of the customers. Information about the Group's non-current assets is presented based on the geographical location of the assets.
Continuing operations

	Revenue from external customers			Non-current assets
	2024	2023	2022	2024	2023
Hong Kong	$14,266	$8,964	$13,164	$120,421	$147,559
The United States	5,511	—	—	1,054	—
United Kingdom	2,780	2,270	—	185	213
Taiwan	7,092	9,325	—	3,484	2,386
Rest of the world	972	1,184	—	1,180	954
	$30,621	$21,743	$13,164	$126,324	$151,112
Non-current assets exclude those relating to discontinued operation, financial assets at fair value through profit or loss and deferred tax assets.
Information about major customers
No single customer from continuing operations contributed 10% or more to the Group's revenue from continuing operations in 2024, 2023 and 2022.

7    Other income and other net gains

	2024	2023	2022
Continuing operations
Government subsidies (note)	$—	$108	$535
Bank interest income	2,039	3,924	472
Dividend income	—	—	10
Net foreign exchange gains/(losses)	320	330	(663)
Sundry income	386	145	76
	$2,745	$4,507	$430
Notes: The Group has recognized various subsidies granted by the governments in different jurisdictions, including:
(i)funding support of $72 and $235 from the Employment Support Scheme (the “ESS”) under the Anti-epidemic Fund set up by The Government of Hong Kong Special Administrative Region during the years ended December 31, 2023 and 2022, respectively. The purpose of the funding was to provide financial support to enterprises to retain their employees who would otherwise be made redundant. Under the terms of the grant, the Group was required not to make redundancies during the subsidy period and to spend all the funding on paying wages to the employees; and
(ii)funding support of $36 and $300 from the Job Creation Scheme from the Hong Kong Institute of Human Resource Management (the “HKIHRM”) under the Anti-epidemic Fund set up by The Government of Hong Kong Special Administrative Region during the years ended December 31, 2023 and 2022, respectively. Under the Job Creation Scheme, employers who are HKIHRM members which created job positions are eligible to apply for salary government grants.

8    Loss for the year
Loss for the year has been arrived at after charging:
(a)Other finance costs

	2024	2023	2022
Continuing operations
Interest expenses on lease liabilities (notes 13(a) and 25(b))	$203	$120	$41
Interest expenses on trade financing (note 25(a))	—	—	173
Changes in the carrying amount of preference shares liabilities (note 26)	—	—	3,753
Other interest expenses	—	—	28
	$203	$120	$3,995

8    Loss for the year (continued)
(b)Staff costs

	2024	2023	2022
Continuing operations
Salaries, wages and other benefits	$26,995	$27,745	$21,058
Contributions to defined contribution retirement plan	700	719	369
Equity-settled share-based payment expenses	7,361	10,496	25,914
	$35,056	$38,960	$47,341
Represented by:
Direct costs	$602	$1,998	$283
Selling and distribution expenses	3,781	3,891	1,594
Research and development expenses	9,537	10,226	5,637
Administrative and other operating expenses	21,136	22,845	39,827
Total staff costs	$35,056	$38,960	$47,341
(c)Other items

	2024	2023	2022
Continuing operations
Cost of inventories (note 17)	$10,424	$6,321	$7,130
Depreciation of (note 13)
- property, plant and equipment	1,964	2,995	1,069
- right-of-use assets	2,052	1,761	950
Amortization of intangible assets (note 14)	1,913	1,915	58
Write-off on property, plant and equipment	558	331	—
Auditor’s remuneration	1,244	1,244	1,319
Freight and delivery charges	2,437	1,064	1,503
Total depreciation and amortization charges represented by:
Direct costs	$944	$1,436	$502
Research and development expenses	376	584	132
Administrative and other operating expenses	4,609	4,651	1,443
Total depreciation and amortization charges	$5,929	$6,671	$2,077

9    Income tax credit

	2024	2023	2022
Continuing operations
Current tax - Hong Kong Profits Tax
Overprovisions related to prior years	$(7,321)	$(23)	$—
Current tax - Overseas
Current year	(87)	70	35
Deferred tax
Origination and reversal of temporary differences	(466)	(316)	(280)
Tax credit	$(7,874)	$(269)	$(245)
The provision for Hong Kong Profits Tax is calculated by applying the estimated annual effective tax rate of 16.5% for years ended December 31, 2024 and 2023, except for one subsidiary of the Group which is a qualifying corporation under the two-tiered Profits Tax rate regime. No provision has been made for Hong Kong Profits Tax for the year ended December 31, 2022 as the subsidiary in Hong Kong had unutilized tax loss to set-off against taxable income.
Taiwan Income Tax is calculated at 20% of the estimated assessable profit when such amount is above New Taiwan dollar 120,000 for the years ended December 31, 2024, 2023 and 2022.
The U.S. federal tax rate is 21% for the year ended December 31, 2024.
Taxation for other overseas subsidiaries and branch is charged at the appropriate current rates of taxation ruling in the relevant countries.
The credit for the year can be reconciled to the loss before taxation as follows:

	2024	2023	2022
Continuing operations
Loss before taxation	$(57,702)	$(56,669)	$(225,821)
Tax at average income tax rate (Note)	$(5,540)	$(8,936)	$(24,307)
Tax effect of non-deductible expenses	2,136	3,918	24,387
Tax effect of non-taxable income	(1,256)	(1,137)	(164)
Tax effect on utilization of previously unrecognized tax losses	—	(71)	—
Over provision in respect of prior years	(7,321)	—	—
Tax effect of tax losses not recognized	4,678	6,186	102
Tax effect of deductible temporary differences not recognized	5	—	—
Tax effect of previously unrecognized temporary differences recognized in current year	(576)	(273)	(263)
Others	—	44	—
	$(7,874)	$(269)	$(245)
Note:     The average income tax rates for the years ended December 31, 2024, 2023 and 2022 represent the weighted average tax rate of the operations in different jurisdictions on the basis of the relative amounts of loss before taxation and the relevant statutory rates.

10    Discontinued operation
In 2023, the Group discontinued its 2019 novel coronavirus (“COVID-19”) related diagnostic services globally and other DNA testing operations in the EMEA region. This strategic decision was influenced by the World Health Organization's latest pronouncements and the diminishing demand for COVID-19 diagnostic services. This reduced demand was primarily attributable to the relaxation of testing mandates for international travelers and local citizens worldwide. Consequently, this shift in circumstances led to a noticeable decline in the number of testing centers operating in Hong Kong and the United Kingdom for testing samples from the EMEA region. The decision to discontinue operations in the EMEA region was a strategic move to streamline operations and consolidate resources to better address the evolving needs of the market.
Results of discontinued operation

	2024	2023	2022
Revenue	$97	$13,462	$262,597
Direct costs	(39)	(7,357)	(134,661)
Gross profit	58	6,105	127,936
Other income and other net gains/(losses)	46	290	(25)
Selling and distribution expenses	—	(632)	(8,563)
Research and development expenses	—	(1,189)	(9,530)
Restructuring costs	—	—	(30,379)
Administrative and other operating expenses	(82)	(12,946)	(36,722)
Profit/(loss) from operating activities	22	(8,372)	42,717
Other finance costs	—	(122)	(203)
Profit/(loss) from discontinued operation before taxation	22	(8,494)	42,514
Income tax credit/(expense)	—	117	(7,392)
Profit/(loss) from discontinued operation, net of tax	$22	$(8,377)	$35,122

Earnings/(loss) per share
Basic	—	(0.74)	6.93
Diluted	—	(0.74)	6.93
The profit from discontinued operation of $22, loss from discontinued operation of $8,377, and profit from discontinued operation of $35,122 was attributable entirely to the equity shareholders of the Company for years ended December 31, 2024, 2023 and 2022, respectively. The total comprehensive expense from continuing operations of $46,807, $52,735, and $230,419 was attributable entirely to the equity shareholders of the Company for years ended December 31, 2024, 2023 and 2022, respectively.
(a)Revenue
Disaggregation of revenue

	2024	2023	2022
External revenue by product line
Prevention and Diagnostics - discontinued operation	$97	$13,462	$262,597

10    Discontinued operation (continued)

	2024	2023	2022
External revenue by timing of revenue
Goods transferred at a point in time	$—	$1,415	$29,427
Services transferred at a point in time	97	12,047	233,170
	$97	$13,462	$262,597
Geographical information

	2024	2023	2022
Hong Kong	$97	$12,916	$197,770
United Kingdom	—	546	64,827
	$97	$13,462	$262,597
(b)Other income and other net gains/(losses)

	2024	2023	2022
Bank interest income	$—	$19	$—
Net foreign exchange gains/(losses)	1	(25)	(26)
Sundry income	45	296	1
	$46	$290	$(25)
(c)Other finance costs

	2024	2023	2022
Interest expenses on lease liabilities (notes 13(a) and 25(b))	$—	$122	$203
(d)Staff costs

	2024	2023	2022
Salaries, wages and other benefits	$—	$9,122	$88,586
Contributions to defined contribution retirement plan	—	—	493
Equity-settled share-based payment expenses	—	—	5,425
	$—	$9,122	$94,504
Represented by:
Direct costs	$—	$2,058	$63,364
Selling and distribution expenses	—	—	188
Research and development expenses	—	—	7,767
Administrative and other operating expenses	—	7,064	23,185
Total staff costs	$—	$9,122	$94,504
(e)Restructuring costs

	2024	2023	2022
Impairment of intangible assets (note 14)	$—	$—	$19,110
Impairment of goodwill (note 12)	—	—	3,272
Impairment losses on property, plant and equipment (note 13)	—	—	4,448
Write-off of prepayment	—	—	3,549
	$—	$—	$30,379

10    Discontinued operation (continued)
(f)Other items

	2024	2023	2022
Cost of inventories (note 17)	$38	$2,761	$50,312
Depreciation of (note 13)
- property, plant and equipment	—	98	2,831
- right-of-use assets	—	1,025	1,137
Amortization of intangible assets (note 14)	—	—	1,498
Write-off on property, plant and equipment	—	—	268
Auditor’s remuneration	—	77	121
Freight and delivery charges	—	381	7,102
Total depreciation and amortization charges represented by:
Direct costs	$—	$—	$1,390
Research and development expenses	—	405	209
Administrative and other operating expenses	—	718	3,867
Total depreciation and amortization charges	$—	$1,123	$5,466
Cash flows from/(used in) discontinued operation

	2024	2023	2022
Net cash from/(used in) operating activities	$80	$(901)	$88,325
Net cash from/(used in) investing activities	—	119	(4,676)
Net cash used in financing activities	—	(1,184)	(343)
Net cash inflows/(outflows) for the year	$80	$(1,966)	$83,306

11    Loss per share
From continuing and discontinued operations
The calculation of the basic and diluted loss per share is based on the following data:

	2024	2023	2022
(Loss)/earnings
(Loss)/earnings for the purpose of basic and diluted (loss)/earnings per share being net loss attributable to equity shareholders of the Company
- from continuing operations	$(46,326)	$(54,347)	$(225,576)
- from discontinued operation	22	(8,377)	35,122
	$(46,304)	$(62,724)	$(190,454)
Number of shares
Weighted-average number of ordinary shares for the purposes of basic and diluted (loss)/earnings per share	12,494,648	11,246,010	5,069,315
At December 31, 2024, 1,214,951 shares underlying restricted share units (RSUs) and 1,492,307 shares underlying warrants were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive. At December 31, 2023, 859,331 shares underlying RSUs and 1,492,307 shares underlying warrants were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive. At December 31, 2022, 1,674,285 shares underlying RSUs, 1,492,306 shares underlying warrants and 52,619 shares underlying exchangeable notes were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.

12    Goodwill

At January 1, 2023	$33,800
Adjustment of non-controlling interests	(730)
Impairment loss	(3,900)
At December 31, 2023 and January 1, 2024	29,170
Recognized on acquisition of a subsidiary	8,194
At December 31, 2024	$37,364
Impairment tests for cash-generating units (“CGU”) containing goodwill
The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.
E-commerce and retail logistics for sports distribution business within the consumer health segment
The goodwill associated with e-commerce and retail logistics for sports distribution business within the consumer health segment arose when that business was acquired by the Group on August 9, 2024. It comprises of a CGU responsible for the related operations based in the United States.
Cancer genetic testing services within the diagnostics segment
The goodwill associated with cancer genetic testing services within the diagnostics segment arose when that business was acquired by the Group on December 30, 2022. It comprises of a CGU responsible for the related operations based in Hong Kong, Taiwan and Thailand.

12    Goodwill (continued)
Sales of medical diagnostics products within the diagnostics segment
The goodwill associated with sales of medical diagnostics products within the diagnostics segment arose when that business was acquired by the Group on December 30, 2022. It represents a CGU responsible for the related operations based in the United Kingdom.
The carrying amount of goodwill has been allocated to CGUs as follows:

	2024	2023
E-commerce and retail logistics for sports distribution business within the consumer health segment	$8,194	$—
Cancer genetic testing services within the diagnostics segment	28,319	28,319
Sales of medical diagnostics products within the diagnostics segment	851	851
	$37,364	$29,170
CGUs of e-commerce and retail logistics for sports distribution business
The recoverable amounts of the CGU of e-commerce and retail logistics for sports distribution business was determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering five years period and pre-tax discount rate of 18.1%. Cash flows beyond the forecast period are extrapolated using a steady 3.0% growth rates. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and are based on historical data from external and internal sources.
CGUs of cancer genetic testing services and sales of medical diagnostics products
The recoverable amounts of the CGU of cancer genetic testing services and the CGU of sales of medical diagnostics products were determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering five years period (2023: six years period) and pre-tax discount rate of 20.0% (2023: 21.9%) and 17.0% (2023: 21.7%), respectively. This projections for a period of greater than five years have been used on the basis that a longer projection period facilitates a comprehensive evaluation of the future prospects and stability of both CGUs, allowing for a thorough consideration of potential technological advancements that could impact the long-term performance. Cash flows beyond the five years period are extrapolated using a steady 3.0% growth rates. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and are based on historical data from external and internal sources.
At December 31, 2023, the CGU cancer genetic testing services and the CGU sales of medical diagnostics products were determined to be impaired and the related amount of goodwill of $1,659 and $2,241, were impaired. The impairment loss has been included in profit or loss.
At December 31, 2024, the recoverable amounts of the CGUs of e-commerce and retail logistics for sports distribution, cancer genetic testing services and sales of medical diagnostics products based on the estimated value-in-use calculations were higher than the carrying amounts of the respective CGUs. Accordingly, the management of the Group considered no impairment for goodwill. The management of the Group determines that there is no reasonable possible change in the key parameters that could cause the carrying amount of the groups of CGUs to exceed the recoverable amount at December 31, 2024.

13    Property, plant and equipment

	Right-of-use assets (note (a))	Leasehold improvements	Fixtures and furniture	Office and lab equipment	Computer equipment	Motor vehicles	Manufacturing equipment	Total
Cost:
At January 1, 2023	$14,070	$7,477	$37	$15,687	$519	$365	$—	$38,155
Additions	197	54	6	286	—	—	—	543
Disposals	(2,061)	(1,159)	(28)	(4,926)	(82)	(57)	—	(8,313)
Written off	(1,938)	(851)	(4)	(1,864)	(221)	(312)	—	(5,190)
Exchange differences	847	356	34	(314)	3	12	—	938
At December 31, 2023 and January 1, 2024	11,115	5,877	45	8,869	219	8	—	26,133
Additions	3,094	375	91	484	5	—	51	4,100
Additions from acquisition (note 34(B)(III))	2,511	25	2	556	43	—	—	3,137
Disposals	(162)	(2)	—	(1,921)	—	(8)	—	(2,093)
Written off	(1,681)	(210)	(53)	(950)	(45)	—	—	(2,939)
Exchange differences	(722)	(420)	(19)	(262)	(2)	—	—	(1,425)
At December 31, 2024	$14,155	$5,645	$66	$6,776	$220	$—	$51	$26,913
Accumulated depreciation:
At January 1, 2023	$8,319	$4,997	$22	$11,176	$321	$216	$—	$25,051
Charge for the year	2,786	1,283	8	1,681	70	51	—	5,879
Eliminated on disposal	(371)	(1,123)	(26)	(4,539)	(50)	(48)	—	(6,157)
Written off	(1,938)	(576)	(4)	(1,915)	(204)	(222)	—	(4,859)
Exchange differences	263	243	15	(91)	3	8	—	441
At December 31, 2023 and January 1, 2024	9,059	4,824	15	6,312	140	5	—	20,355
Charge for the year	2,052	795	1	1,119	39	—	10	4,016
Eliminated on disposal	(128)	(1)	—	(1,878)	—	(6)	—	(2,013)
Written off	(1,681)	(149)	(20)	(531)	—	—	—	(2,381)
Exchange differences	(266)	(366)	62	(304)	(2)	1	—	(875)
At December 31, 2024	$9,036	$5,103	$58	$4,718	$177	$—	$10	$19,102
Carrying amounts:
At January 1, 2023	$5,751	$2,480	$15	$4,511	$198	$149	$—	$13,104
At December 31, 2023	$2,056	$1,053	$30	$2,557	$79	$3	$—	$5,778
At December 31, 2024	$5,119	$542	$8	$2,058	$43	$—	$41	$7,811

13    Property, plant and equipment (continued)
(a)Right-of-use assets
The analysis of the carrying amount of right-of-use assets by class of underlying asset is as follows:

	Note	2024	2023
Properties leased for own use, carried at depreciated cost	(i)	$5,101	$2,024
Office equipment, carried at depreciated cost	(ii)	18	32
		$5,119	$2,056
The analysis of expense items in relation to leases recognized in profit or loss is as follows:

	2024	2023	2022
Depreciation charge of right-of-use assets by class of underlying asset:
- Properties leased for own use	$2,038	$2,772	$2,040
- Office equipment	14	14	47
	$2,052	$2,786	$2,087
Interest on lease liabilities (notes 8(a) and 10(c))	$203	$242	$244
Expense relating to short-term leases or leases of low-value assets	366	137	832
During the years ended December 31, 2024, 2023 and 2022, additions to right-of-use assets of $3,094, $197 and $834, respectively, are mainly resulted from the capitalized lease payment payable under new tenancy agreements.
Details of the maturity analysis of lease liabilities are set out in note 24.
(i)Properties leased for own use
The Group has obtained the right to use some properties as its warehouses and offices through tenancy agreements. The leases typically run for an initial period of 2 to 5 years (2023: 2 to 10 years) with only fixed lease payments. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.
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

13    Property, plant and equipment (continued)
(b)Amounts recognized in consolidated statement of cash flows
Amounts included in the consolidated statement of cash flows for leases comprise the following:

	2024	2023	2022
Within operating cash flows	$(366)	$(137)	$(832)
Within financing cash flows	(2,766)	(3,476)	(2,122)
	$(3,132)	$(3,613)	$(2,954)

14    Intangible assets

	Website and mobile apps	Trademark and technology	Computer software	Customer relationship	Total
Cost:
At January 1, 2023	$1,213	$34,088	$1,665	$800	$37,766
Additions	30	—	537	—	567
Written off	(171)	—	(614)	—	(785)
Exchange differences	1	(1)	(6)	—	(6)
At December 31, 2023 and January 1, 2024	1,073	34,087	1,582	800	37,542
Additions	—	—	59	—	59
Additions from acquisition (note 34(B)(III))	—	—	3	—	3
Disposals	—	—	(2)	—	(2)
Written off	—	—	(162)	—	(162)
Exchange differences	6	1	(7)	—	—
At December 31, 2024	$1,079	$34,088	$1,473	$800	$37,440
Accumulated amortization:
At January 1, 2023	$1,152	$21,142	$686	$—	$22,980
Charge for the year	54	1,333	447	80	1,914
Written off	(171)	—	(614)	—	(785)
Exchange differences	1	—	7	—	8
At December 31, 2023 and January 1, 2024	1,036	22,475	526	80	24,117
Charge for the year	34	1,292	507	80	1,913
Eliminated on disposal	—	—	(2)	—	(2)
Written off	—	—	(162)	—	(162)
Exchange differences	6	1	(7)	—	—
At December 31, 2024	$1,076	$23,768	$862	$160	$25,866
Carrying amounts:
At January 1, 2023	$61	$12,946	$979	$800	$14,786
At December 31, 2023	$37	$11,612	$1,056	$720	$13,425
At December 31, 2024	$3	$10,320	$611	$640	$11,574

15    Interests in equity-accounted investees

	2024	2023
Interest in a joint venture	$—	$97,859
Interests in associates	68,223	606
	$68,223	$98,465
On July 20, 2023, the Group acquired 50% shareholdings of an equity-accounted investee, Insighta. This involved a total consideration of $80,000 contribution in cash to the joint venture and an issuance of 1,481,481 Class A ordinary shares. The fair value of the ordinary shares issued was based on the listed share price of the Company at July 20, 2023 of $0.83 per share (equivalent to $12.51 per share after reverse stock split). The joint venture partner entered into a license agreement with the joint venture that will be automatically terminated upon the occurrence of certain events, including the cessation of business and liquidation of the joint venture.
On October 14, 2024, the Group’s shareholding in Insighta was reduced to 35% following the disposal of 15% equity interest in Insighta to a third party with a cash consideration of $30,000. As such, investment in Insighta was reclassified as interests in associate in 2024.

15    Interests in equity-accounted investees (continued)
Particulars of equity-accounted investees of the Group are as follows:

Name of an equity-accounted investee	Place of incorporation/ operation	Particular of issued and paid-up capital	Proportion of nominal value of issue capital held by the Company				Principal activity
			2024		2023
			Directly	Indirectly	Directly	Indirectly
			%	%	%	%
Insighta	Cayman Islands	2,000,000 ordinary shares	35	—	50	—	Multi-cancer genetic testing services
アクトメッド株式会社 (“ACTmed Co., Ltd.”)	Japan	1,347 ordinary shares	—	—	—	24.85	Precise cancer genetic testing services
CERBACT Asia Holdings Pte. Ltd. (“CERBACT”)	Singapore	100 ordinary shares	—	26.04	—	26.04	Investment holdings
Insighta
Insighta represents an associate (2023: a joint venture) in which the Group has a 35 percent (2023: 50 percent) ownership interest and joint control under a transactional agreement, while Insighta is not publicly listed.
The Group has strategically entered the precision oncology diagnostics market through the establishment of Insighta.
The following table summarizes the financial information of Insighta, for the year ended December 31, 2024 and from the period of July 20, 2023 (date of acquisition) to December 31, 2023, as included in its own financial statements, adjusted for fair value adjustments at acquisition and differences in accounting policies. The table also reconciles the summarized financial information to the carrying amount of the Group's interest in Insighta.

	2024	2023
Non-current assets	$127,005	$132,726
Current assets (including cash and cash equivalents $81,005 (2023: $79,108))	81,388	79,310
Non-current liabilities	(14,417)	(15,193)
Other payables, accruals and contract liabilities	(238)	(199)
Amount due to a related company	(1,179)	(926)
Equity	192,559	195,718
Equity attributable to owners of the parent company	96,280	n/a
Non-controlling interest	$28,884	n/a

15    Interests in equity-accounted investees (continued)

	2024	From July 20, 2023 to December 31, 2023
Other income	$31	$580
Interest income	4,775	927
Depreciation and amortization	(5,677)	(2,142)
Other expenses	(4,459)	(1,055)
Income tax expense	841	349
Loss for the year	$(4,489)	$(1,341)
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	597	—
Total comprehensive expense for the year	$(3,892)	$(1,341)
Group's share of loss and total comprehensive expense	$(1,707)	$(670)
Dividends received by the Group	$—	$—
Reconciliation of the above summarized financial information to the carrying amount of the interest in Insighta recognized in the consolidated financial statements:

	2024	2023
Net assets of Insighta	$192,559	$195,718
Carrying amount of the Group’s interest in the associate	$67,396	$97,859
Change in the group’s ownership interest in Insighta
In 2023, the Group held 50% interest in Insighta and accounted for the investment as a joint venture. In 2024, the Group disposed of 15% in Insighta to a third party for proceeds of $30,000. The Group has accounted for the remaining 35% as interests in associates. This transaction has resulted in the recognition of a gain in profit or loss, calculated as follows:

2024
Proceeds of disposal	$30,000
Fair value of interest retained - 35%	67,954
Carrying amount of interest on the date of disposal	(96,710)
Gain recognized	$1,244
ACTmed Co., Ltd
ACTmed Co., Ltd. represents an associate and is not publicly listed.
At 2023, the carrying amount of the Group’s interests in the associate was nil as the Group’s share of loss had exceeded its investment in the associate. In 2024, the Group disposed of 24.85% in ACTmed Co., Ltd. to a third party with consideration of 1 US dollar and no gain or loss recognized in profit or loss.
CERBACT
CERBACT represents an associate and was incorporated on July 12, 2021 as a limited liability company in Singapore. CERBACT is not individually material to the Group and is not publicly listed.

15    Interests in equity-accounted investees (continued)
Aggregate information of associates that are not individually material:

	2024	2023
Carrying amount of interest in CERBACT	$827	$606
Group's share of profit/(loss) and total comprehensive income/(expense)	231	(189)

16    Other non-current assets

	2024	2023
Deposits and prepayments	$1,352	$743
The balances are classified as non-current assets as they are either expected to be (i) recovered or recognized as expense after one year, or (ii) capitalized as property, plant and equipment after the end of the reporting period.

17    Inventories

	2024	2023
Consumables and reagent	$2,470	$2,472
Work in progress	45	104
Finished goods	4,051	551
	$6,566	$3,127
In 2024, 2023 and 2022, inventories of $10,462, $9,082 and $57,442, respectively, were recognized as an expense during the year and included in ‘direct costs’.
In addition, inventories have been reduced by $736 and $3,137 as a result of the write-down to net realizable value for years ended December 31, 2024 and 2023, respectively. This write-down was recognized as an expense during 2024 and 2023. The write-downs are included in ‘direct costs’.
All inventories are expected to be recovered within one year.

18    Trade and other receivables and deferred expenses

	2024	2023
Current
Trade receivables, net of loss allowance	$5,242	$4,058
Deposits, prepayments and other receivables
- deposits	568	887
- prepayments	7,047	3,299
- other receivables	360	1,099
	7,975	5,285
Deferred expenses (note)	3,549	8,313
	16,766	17,656
Non-current
Deferred expenses (note)	—	3,531
	$16,766	$21,187
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
Information about the Group’s exposure to credit and market risks, and expected credit loss for trade receivables is included in note 32(C).

19    Financial assets at fair value through profit or loss

	2024	2023
Financial assets at FVTPL
- Unlisted securities	$11,665	$20,405
Movement of the balance during the years ended December 31, 2024 and 2023 is as follow:

	2024	2023
Balance at January 1	$20,405	$17,538
Additions	129	10,002
Changes in fair value recognized in profit or loss	(8,869)	(7,135)
Balance at December 31	$11,665	$20,405

	2024	2023
Represented by:
Non-current	$1,103	$9,371
Current	10,562	11,034
	$11,665	$20,405

20    Short-term deposits and cash and cash equivalents
(a)Short-term deposits
At December 31, 2024, the short-term deposits of the Group carried weighted average interest rates of 5.15% per annum (2023: 6.00%). No short-term deposits held by the Group at December 31, 2024.
(b)Cash and cash equivalents

	2024	2023
Bank balances	$52,242	$45,702
Cash on hand	9	4
Cash and cash equivalents	$52,251	$45,706

21    Accrued expenses and other liabilities

	2024	2023
Current
Accrued staff costs	$495	$612
Accrued expenses	6,946	5,337
Accrued professional fee	43	88
Value added tax payable	65	35
Deposit liabilities	757	869
Other payables and accruals	1,006	1,234
	9,312	8,175
Non-current
Other non-current liabilities	324	823
	$9,636	$8,998
All of the accrued expenses and other current liabilities are expected to be settled within one year or repayable on demand.

22    Contract liabilities
Contract liabilities represents non-refundable consideration received from customers before the Group recognizes the related revenue. Such consideration is recognized as contract liabilities until the performance obligation is fulfilled or the likelihood of having to fulfil the performance obligation is remote and it is highly probable that a significant reversal of revenue will not occur.

	2024	2023
Contract liabilities	$6,491	$6,111
Movement in contract liabilities is as follows:

	2024	2023
Balance at January 1	$6,111	$5,674
Revenue recognized	(9,089)	(1,937)
Receipt from customers upon entering sales contracts	9,469	2,374
Balance at December 31	$6,491	$6,111

22    Contract liabilities (continued)
At December 31, 2024 and 2023, except for the amount of $2,757 and $2,509, respectively, which is expected to be recognized as revenue within one year, the remaining amount will be recognized as revenue when the performance obligations are fulfilled, which may be after one year from the end of the reporting period.

23    Deferred tax
(a)Movement in deferred tax balances:
The following are the major deferred tax liabilities and assets recognized by the Group and the movements thereon during the years ended December 31, 2022, 2023 and 2024.

	Depreciation allowances in excess of the related depreciation	Tax losses recognized	Intangible assets arising from business combination	Total
At January 1, 2023	336	(244)	2,850	2,942
Credited to profit or loss	(42)	—	(274)	(316)
Exchange differences	10	(49)	—	(39)
At December 31, 2023 and January 1, 2024	304	(293)	2,576	2,587
(Credited)/charged to profit or loss	(308)	127	(285)	(466)
Exchange differences	2	42	—	44
At December 31, 2024	$(2)	$(124)	$2,291	$2,165
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	2024	2023
Deferred tax assets	$—	$(28)
Deferred tax liabilities	2,165	2,615
	$2,165	$2,587
(b)Unrecognized deferred tax assets
The Group has not recognized deferred tax assets in respect of cumulative tax losses of $118,477 (2023: $97,794) as it is not probable that future taxable profits against which the losses can be utilized will be available in the relevant tax jurisdictions and entities.
The expiry dates of the cumulative tax losses are as follows:

	2024	2023
Within 1 year	$2,334	$32,049
Over 1 year but within 5 years	16,897	14,114
Over 5 years but within 10 years	19,802	28,453
Do not expire under the relevant tax legislation	79,444	23,178
	$118,477	$97,794

24    Lease liabilities
The following table shows the remaining contractual maturities of the Group’s lease liabilities at the end of the reporting periods:

	2024	2023
Within 1 year	$2,758	$1,502
After 1 year but within 2 years	1,683	771
After 2 years but within 5 years	1,331	96
After 5 years	—	—
	3,014	867
Total	$5,772	$2,369

25    Loans and borrowings
(a)Trade financing
During the year ended December 31, 2022, the Group has entered into certain bank facilities amounted to $15 million, which were secured by trade receivables. The balance of trade financing was interest bearing at Hong Kong Interbank Offered Rate (“HIBOR”) plus 1.2% per annum or at United States Dollar reference rate (“USD Reference Rate”) plus 1.2% per annum and repayable within one year.
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
Proceeds from trade financing of $22 million were received during the year ended December 31, 2022 and the balances were fully repaid at December 31, 2022.

25    Loans and borrowings (continued)
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

Lease liabilities
(note 24)
Balance at January 1, 2023	$6,646
Changes from financing cash flows:
Capital element of lease rentals paid	(3,235)
Interest element of lease rentals paid	(241)
Total changes from financing cash flows	(3,476)
Other changes:
Increase in lease liabilities from entering into new leases	197
Interest expenses (notes 8(a) and 10(c))	242
Lease modification	(1,240)
Total other changes	(801)
Balance at December 31, 2023 and January 1, 2024	2,369
Changes from financing cash flows:
Capital element of lease rentals paid	(2,563)
Interest element of lease rentals paid	(203)
Total changes from financing cash flows	(2,766)
Other changes:
Increase in lease liabilities from entering into new leases	3,094
Additions from acquisition (note 34(B)(III))	2,906
Lease modification	(34)
Interest expenses (notes 8(a) and 10(c))	203
Total other changes	6,169
Balance at December 31, 2024	$5,772

26    Preference shares liabilities
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

26    Preference shares liabilities (continued)
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
Such preference shares liabilities were fully converted into ordinary shares of the Company at December 31, 2022.
The movements of preference shares during the years ended December 31, 2022, 2023 and 2024 are as follows:

	Present value of redemption amount	Conversion feature	Total
Balance at January 1, 2022	$61,373	$425,032	$486,405
Changes in the carrying amount of preference shares liabilities (note 8(a))	3,753	—	3,753
Changes in fair value recognized in profit or loss	—	60,091	60,091
Reclassification to share capital and share premium upon listing	(65,126)	(485,123)	(550,249)
Balance at December 31, 2022, 2023 and 2024	$—	$—	$—

27    Warrant liabilities
The Reverse Recapitalization (see note 31) has included the issuance of 1,492,307 warrants. Each warrant entitles the holder to purchase one Class A ordinary share of the Company at an exercise price of $8.91 per whole share (equivalent to $133.65 per whole share after reverse stock split). The warrants are exercisable from May 18, 2022 and will expire on May 18, 2027.
The warrants are listed on NASDAQ under the trading symbol “PRENW” and are measured based on the market price.
Movement of the balance during the years ended December 31, 2023 and 2024 is as follow:

	2024	2023
Balance at January 1	$224	$3,575
Change in fair value recognized in profit or loss	(49)	(3,351)
Balance at December 31	$175	$224

28    Liabilities for puttable financial instrument
On December 30, 2022, the Group acquired 74.39% of the issued share capital of ACT Genomics. In connection with the ACT Acquisition, a puttable financial instrument had been granted under the shareholders’ agreements to the remaining shareholders of ACT (the “NCI of ACT”), which the Group has an obligation to buy the remaining shares from the NCI of ACT at specified price if the NCI of ACT exercises the option before the contract’s expiry date.
The puttable financial instrument is presented as a current financial liability in the consolidated financial statements due to a potential event could trigger within twelve months from the end of the reporting period.
The movement of the liabilities for puttable financial instrument during years ended December 31, 2024 and 2023 are analyzed as follows:

	2024	2023
Balance at January 1	$14,623	$17,139
Change in fair value recognized in equity	(314)	(2,516)
Balance at December 31	$14,309	$14,623

29    Capital and reserves
(a)Movement in ordinary shares of the Company
Authorized and issued share capital

		2024		2023
	Note	No. of shares		No. of shares
Authorized Class A ordinary shares of $0.0015 each	(i)	30,000,001	$45	30,000,001	$45
Authorized Class B ordinary shares of $0.0015 each	(i)	3,333,333	5	3,333,333	5
		33,333,334	$50	33,333,334	$50
Class A ordinary shares, issued and fully paid:
Balance at January 1		10,624,208	$16	8,484,616	$14
Cancellation and retirement of repurchased shares		—	—	(112,317)	—
Share issued for advisors	(v)	721,106	1	—	—
Share issued for vesting of RSUs		58,558	—	513,345	1
Share issued upon conversion of exchange loan notes		—	—	52,620	—
Share issued for the investment in Insighta		—	—	1,481,481	1
Share issued for the ACT Acquisition		—	—	168,709	—
Adjustment for reverse stock split	(iv)	—	—	35,754	—
Balance at December 31	(ii)	11,403,872	$17	10,624,208	$16
Class B ordinary shares, issued and fully paid:
As of the beginning of the year		1,580,972	$2	647,591	$1
Share issued for vesting of RSUs		0	—	933,380	1
Adjustment for reverse stock split	(iv)	—	—	1	—
Balance at December 31	(iii)	1,580,972	$2	1,580,972	$2
Total share capital			$19		$18
Notes:
(i)The authorized share capital of the Company is $50 divided into 33,333,334 shares with a par value of $0.0001 each (equivalent to $0.0015 each after reverse stock split), of which (i) 30,000,001 shares shall be designated as Class A Ordinary Shares; (ii) 3,333,333 shares shall be designated as convertible Class B Ordinary Shares. The share capital would reflect the par value with the excess recorded as share premium.
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
(iv)In November 2023, the Company approved a reverse stock split of issued and unissued ordinary shares at a ratio of 1-for-15. (see note 3)
(v)The Company has issued shares to advisors during December 31, 2024. (see note 30(d))

29    Capital and reserves (continued)
(b)Nature and purpose of reserves
(i)Capital reserve
The capital reserve represents restricted shares granted to shareholders but are subjected to certain restrictions and portion of the grant date fair value of unexercised share options granted to employees of the Company that has been recognized.
(ii)Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.
(iii)Other reserves
The other reserves comprise (i) the fair value of shares to be issued of $5,061 in connection with the ACT Acquisition in 2022, which were issued in January 2023; (ii) the amortized cost of puttable financial instrument in connection with the ACT Acquisition; (iii) the then shareholders of Oxsed Limited exchanged GBP5,865,450 (equivalent to $7,549) into 110,150 ordinary shares in connection with the acquisition of Oxsed Limited; (iv) the remaining balance of the unconverted portion of the exchange loan notes recognized as equity instrument in accordance with the accounting policy adopted for convertible securities; and (v) the change in fair value of liabilities for puttable financial instrument, which had been granted under the shareholders’ agreements to the NCI of ACT.
(iv)Share premium
Under the Companies Law of the Cayman Islands, the funds in the share premium account of the Company are distributable to the shareholders of the Company provided that immediately following the date on which the dividend is proposed to be distributed, the Company will be in a position to pay off its debts as they fall due in the ordinary course of business.
(v)Treasury stock
As at December 31, 2024, the Company holds 139,890 shares (2023: 14,134 shares) in treasury and the aggregate price of the purchased shares is deducted from equity as “Treasury stock” for an amount of $639 (2023: $62). During the year ended December 31, 2024, the Company repurchased 128,938 shares with an average price of $4.5 dollar.
(c)Capital management
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
The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group made no changes to its capital management objectives, policies or processes during the years ended December 31, 2022, 2023 and 2024.
Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

30    Equity-settled share-based transactions
On June 16, 2021, Prenetics HK terminated two share option schemes which were approved in 2014 and 2016 (collectively as the “Option Schemes”) and one restricted share scheme which was approved in 2017 (the “Restricted Share Scheme”), and were rolled up to a new ESOP scheme of PHCL (the “PHCL 2021 Plan”).
Following the consummation of the Reverse Recapitalization, no further awards would be granted under the PHCL 2021 Plan and all RSU with respect to PHCL ordinary shares that were outstanding under the PHCL 2021 Plan have been replaced by Prenetics 2022 Share Incentive Plan (the “Prenetics 2022 Plan”). There was no incremental fair value in addition to the original grant-date fair value of those cancels under PHCL 2021 Plan as a result of the replacement with Prenetics 2022 Plan.
(a)Prenetics 2022 Plan
The number of RSUs and aggregate fair value of RSUs granted to certain employees, directors and third parties under Prenetics 2022 Plan were as follows,

Grant date	Number of RSUs	Closing price per ordinary share less subscription price per ordinary share	Aggregate fair value of the RSUs
On May 18, 2022	144,522	$7.64	$1,104
On June 30, 2022	2,446,557	4.04	9,884
On December 31, 2022	946,330	2.00	1,893
On February 1, 2023	66,666	1.49	99
On June 23, 2023	16,486,108	0.90	14,875
On June 30, 2023	2,403,529	0.79	1,903
On December 31, 2023	7,928	3.39	27
On June 3, 2024	176,902	5.43	960
On June 28, 2024	24,590	5.92	146
On June 30, 2024	75,665	4.69	355
On July 2, 2024	38,800	4.26	165
On July 15, 2024	20,833	3.17	66
On August 1, 2024	13,971	5.60	78
On August 22, 2024	26,786	2.50	67
On September 9, 2024	20,576	4.59	94
On October 7, 2024	30,364	2.13	65
On December 31, 2024	15,805	5.80	92
The RSUs granted were measured at the closing price per ordinary share less subscription price per ordinary share on grant date. The Company recognized employee share-based compensation benefits over the vesting period.
The RSUs outstanding at December 31, 2024 had an exercise price ranged from $0.001 to $3.00 per ordinary share (2023: from $0.001 to $2.96 per ordinary share), and a range of vesting period up to 3 years (2023: up to 3 years).

30    Equity-settled share-based transactions (continued)
The number and weighted average exercise prices of the RSUs are as follows:

	2024		2023
	Weighted average exercise price	Number of RSUs	Weighted average exercise price	Number of RSUs
Balance at January 1	$0.06	11,081,359	$0.01	2,360,267
Granted	0.91	444,292	0.03	18,964,231
Cancelled	0.64	(649,689)	0.001	(9,364,807)
Exercised	0.24	(969,254)	0.004	(878,332)
Outstanding balance at December 31	$0.06	9,906,708	$0.06	11,081,359
Exercisable balance at December 31	$0.065	3,920,731	$0.001	180,194
During the year ended December 31, 2024, equity-settled share-based payment expenses in respect of the Prenetics 2022 Plan of $5,402 (2023: $4,841) was recognized in profit or loss, respectively. The remaining balance is recognized in profit or loss over the remaining vesting period.
(b)PHCL 2021 Plan
Details of the RSUs outstanding at December 31, 2024 and 2023 are as follows:

	Number of instruments
	2024	2023
RSUs granted to directors	821,111	821,111
RSUs granted to employees	2,126	2,126
RSUs granted to third parties	11,710	11,710
	834,947	834,947
Under the PHCL 2021 Plan, PHCL granted 3,933,063 RSUs to certain employees, directors and third parties on June 16, 2021 and 63,934 RSUs in December 2022 to certain directors, employees and third parties, respectively.
The fair value of services received in return for the RSUs granted was measured by reference to the fair value of share options granted in 2021 and 2022. The estimate of the fair value of the share options granted was measured based on Black-Scholes Model. The contractual life of RSUs was used as an input into this model.

2021
Fair value of RSUs and key assumptions
Fair value at measurement date	$13.89 - $18.91
Share price	$13.89 - $18.91
Exercise price	$0.01
Expected volatility	41.03% - 44.26%
Expected option life	1 year
Expected dividends	nil
Risk-free interest rate	1% - 1.13%
Likelihood of achieving a redemption event	5%
Likelihood of achieving a liquidity event	5%

30    Equity-settled share-based transactions (continued)
The number and weighted average exercise prices of the RSUs are as follows:

	2024		2023
	Weighted average exercise price	Number of RSUs	Weighted average exercise price	Number of RSUs
Balance at January 1	$0.01	834,947	$0.01	1,690,766
Exercised	n/a	—	0.01	(829,459)
Forfeited	n/a	—	0.01	(26,360)
Outstanding balance at December 31	$0.01	834,947	$0.01	834,947
Exercisable balance at December 31	$0.01	834,947	$0.01	283,338
The RSUs outstanding at December 31, 2024 had a weighted average exercise price of $0.01 per ordinary share (2023: $0.01 per ordinary share), and a weighted average remaining contractual life of 0.4 years (2023: 1.4 years).
The aggregate fair value of the RSUs granted to the selected employees on the dates of grants on June 30, 2021 and December 31, 2021 was $54,646 ($13.89 per share) and $1,209 ($18.91 per share) respectively. The Company recognized employee share-based compensation benefits according to the restriction conditions.
During the year ended December 31, 2024, equity-settled share-based payment expenses in respect of the PHCL 2021 Plan of $557 (2023: $5,624) was recognized in profit or loss, respectively. The remaining balance is recognized in profit or loss over the remaining vesting period.
(c)Share options issued by ACT Genomics
The number and weighted average exercise prices of the share options granted by ACT Genomics are as follows:

	2024		2023
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
Balance at January 1	$0.01	800,998	$0.01	1,280,998
Granted	0.01	8,364,000	0.01	50,000
Cancelled	0.01	(511,667)	0.01	(93,333)
Exercised	0.01	(2,176,333)	0.01	(436,667)
Outstanding balance at December 31	$0.01	6,476,998	$0.01	800,998
Exercisable balance at December 31	$0.01	1,517,465	$0.01	605,999
The range of vesting period is from 2 to 3 years from the date of share options granted.
The share options outstanding at December 31, 2024 had a weighted average exercise price of $0.01 per ordinary share and a weighted average remaining contractual life of 9.0 years (2023: 8.6 years) and weighted average fair value at grant date of $0.33 dollar.

30    Equity-settled share-based transactions (continued)
The fair value of share options granted by ACT Genomics is estimated on the date of grant using binomial lattice model. The assumptions that the Group used to determine the grant-date fair value of share options granted during the years end December 31, 2024 and 2023 are as follows:

	2024	2023
Fair value at measurement date ($ cents)	32.6	32.7
Share price ($ cents)	32.6	32.7
Exercise price ($)	0.01	0.01
Expected option life	10 years	10 years
Risk-free interest rate	3.85%	3.77%
Expected volatility	62.60% - 62.88%	55.58%
Expected dividend yield	0%	0%
Expected probability of a liquidation event	0%	1.22%
During the year ended December 31, 2024, equity-settled share-based payment expenses in respect of the share options granted ACT Genomics of $1,873 (2023: $112) was recognized in profit or loss. The remaining balance is recognized in profit or loss over the remaining vesting period.
(d)Ordinary shares of the Company issued to parties other than employees for service rendered
During the year ended December 31, 2024, equity-settled share-based payment expenses of $4,132 was recognized in profit or loss in relation to 721,106 ordinary shares of the Company issued to parties other than employees for service rendered. Such shares granted are measured at the market closing price of the shares of the Company granted at the date the counterparty renders the service.

31    Reverse Recapitalization
As disclosed in note 1, the Reverse Recapitalization in May 2022 had been accounted for with reference to the principles of reverse acquisitions with PHCL being the accounting acquirer and Artisan the accounting acquiree. Accordingly, except for the capital structure, these financial statements had been presented as a continuation of the consolidated financial information of PHCL Group with:
•the assets and liabilities of PHCL Group recognized and measured at their carrying amounts immediately prior to the Reverse Recapitalization;
•the retained earnings and other equity balances of PHCL Group recognized at amounts immediately prior to the Reverse Recapitalization; and
•the financial information for periods prior to the Reverse Recapitalization being that of PHCL Group.

31    Reverse Recapitalization (continued)
As Artisan, the accounting acquiree, did not meet the definition of a business for the purposes of IFRS 3, the Reverse Recapitalization is determined to be an acquisition of the net assets of Artisan together with an equity-settled share-based payment which was regarded as an issuance of certain of the Company’s Class A ordinary shares in exchange for a stock exchange listing service. The stock exchange listing service had been recorded in profit or loss and measured as the excess of fair value of the Company’s Class A ordinary shares issued to acquire Artisan over the fair value of Artisan’s identifiable net assets acquired, with the amount expensed as incurred:

Fair value of Artisan’s identifiable net assets acquired comprising		$23,600
Prepayments	$538
Cash and cash equivalent	30,364
Accrued expenses	(231)
Warrants liabilities (note (i))	(6,186)
Derivative liabilities (note (ii))	(885)
Less: Fair value of consideration comprising:
14,523,244 Company’s Class A ordinary shares		(113,147)
Share-based payment expense on listing		$(89,547)
Notes:
(i)The warrants liabilities acquired include those in relation to the warrants issued by Artisan to Artisan’s public investors and Artisan LLC, the sponsor. The holders of Artisan’s warrants (including public investors and the sponsor) received one warrant of the Company for each Artisan’s warrant, resulting in the issuance of 100,000 warrants of the Company (see note 27).
(ii)Prior to the initial public offering of Artisan, institution investors (“FPA Investors”) agreed to purchase an aggregate of 6,000,000 Class A ordinary shares of Artisan and 1,500,000 redeemable warrants of Artisan at a price of $10 per Class A ordinary share and 1⁄4 warrant of Artisan in a private placement to close immediately prior to the closing of Artisan merging with one or more entities. The investment commitments from FPA Investors represents a derivative liability of Artisan measured at FVTPL before the Initial Merger. As part of the Reverse Recapitalization, prior to the Initial Merger, the agreements with FPA Investors were amended such that FPA Investors committed to purchase a variable number of Class A ordinary shares and warrants of the Company at an aggregate price of $585 immediately prior to the closing of the Acquisition Merger. On May 18, 2022, the derivative liability was settled by issuing 400,000 Class A ordinary shares and 100,000 warrants of the Company to FPA Investors (see note 27).
The Reverse Recapitalization in May 2022 had also involved the following transactions:
•For additional capitalization, the Company issued 372,000 Class A ordinary shares to PIPE Investors on May 18, 2022, pursuant to the original subscription agreements dated on September 15, 2021 which was subsequently amended in 2023.
In the subscription agreements dated on September 15, 2021, PIPE Investors committed to purchase Class A ordinary shares of the Company at a price of $10 per share (equivalent to $150 per share after reverse stock split) upon listing. The subscription agreements were amended on March 30, 2022 such that PIPE Investors committed to purchase a variable number of Class A ordinary shares of the Company at an aggregate price of $55,800 upon listing. The amendment of the subscription agreements with PIPE Investors results in recognition of a derivative liability measured at fair value through profit or loss, with a debit in equity. Upon completion of the Reverse Recapitalization, the derivative liability was settled by issuing 516,000 Class A ordinary shares of the Company to PIPE Investors.
•Professional services expenditure of $18,232 were incurred to facilitate listing on NASDAQ, with $3,530 and $14,702 recognized as administrative and other operating expenses in the profit or loss for the years ended December 31, 2023 and 2022, respectively.

32    Financial instruments - Fair values and risk management
A.Accounting classification and fair values
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

		Carrying amount				Fair value
	Note	Mandatorily at FVTPL - others	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Balance at December 31, 2024
Financial asset measured at fair value
Financial assets at FVTPL	19	$11,665	$—	$—	$11,665	$—	$—	$11,665	$11,665
Financial assets at amortized cost
Trade receivables	18	$—	$5,242	$—	$5,242	n/a	n/a	n/a	n/a
Deposits and other receivables	16,18	—	2,280	—	2,280	n/a	n/a	n/a	n/a
Amount due from a related company		—	3	—	3	n/a	n/a	n/a	n/a
Cash and cash equivalents	20(b)	—	52,251	—	52,251	n/a	n/a	n/a	n/a
		$—	$59,776	$—	$59,776
Financial liabilities measured at fair value
Warrant liabilities	27	$175	$—	$—	$175	175	—	—	175
Financial liabilities at amortized cost
Trade payables		$—	$—	$3,668	$3,668	n/a	n/a	n/a	n/a
Other liabilities	21	—	—	1,828	1,828	n/a	n/a	n/a	n/a
Liabilities for puttable financial instrument	28	—	—	14,309	14,309	n/a	n/a	n/a	n/a
		$—	$—	$19,805	$19,805

32    Financial instruments - Fair values and risk management (continued)

		Carrying amount				Fair value
	Note	Mandatorily at FVTPL - others	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Balance at December 31, 2023
Financial asset measured at fair value
Financial assets at FVTPL	19	$20,405	$—	$—	$20,405	$—	$—	$20,405	$20,405
Financial assets at amortized cost
Trade receivables	18	$—	$4,058	$—	$4,058	n/a	n/a	n/a	n/a
Deposits and other receivables	16,18	—	6,028	—	6,028	n/a	n/a	n/a	n/a
Short-term deposits		—	16,000	—	16,000	n/a	n/a	n/a	n/a
Cash and cash equivalents	20(b)	—	45,706	—	45,706	n/a	n/a	n/a	n/a
		$—	$71,792	$—	$71,792
Financial liabilities measured at fair value
Warrant liabilities	27	$224	$—	$—	$224	224	—	—	224
Financial liabilities at amortized cost
Trade payables		$—	$—	$1,671	$1,671	n/a	n/a	n/a	n/a
Accrued expenses and other liabilities	21	—	—	8,175	8,175	n/a	n/a	n/a	n/a
Liabilities for puttable financial instrument	28	—	—	14,623	14,623	n/a	n/a	n/a	n/a
		$—	$—	$24,469	$24,469
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

32    Financial instruments - Fair values and risk management (continued)
B.Measurement of fair values
(i)Valuation techniques and significant unobservable inputs
The following tables show the valuation techniques used in measuring Level 3 fair values for financial instruments in the statement of financial position, as well as the significant unobservable inputs used.
Financial instruments measured at fair value

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Financial assets at FVTPL	Adjusted net asset value	Underlying assets’ value	The estimated fair value would increase if the underlying assets’ value is higher.
	Discounted cash flow method	Risk-adjusted discount rate: 17.5% (2023: 17.5%) Discount for lack of marketability: 25.1% (2023: 32.5%)	The estimated fair value would increase if: –the risk-adjusted discount rate was lower; or –the discount for lack of marketability was lower.
(ii)Transfers between Levels 1 and 2
There were no transfers from Level 2 to Level 1 for the years ended December 31, 2024 and 2023.
(iii)Level 3 recurring fair values
Reconciliation of Level 3 fair values
The following table shows a reconciliation of financial assets at FVTPL from the opening balances to the closing balances for Level 3 fair values.

	2024	2023
Balance at January 1	$20,405	$17,538
Additions	129	10,002
Changes in fair value recognized in profit or loss	(8,869)	(7,135)
Balance at December 31	$11,665	$20,405
C.Financial risk management
The Group has exposure to the following risks arising from financial instruments:
-credit risk (see (C)(ii));
-liquidity risk (see (C)(iii)); and
-currency risk (see (C)(iv)).

32    Financial instruments - Fair values and risk management (continued)
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
Trade receivables
The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. At December 31, 2024 and 2023, 5% and 11% of the total trade receivables were due from the Group’s largest customer, respectively, and 16% and 26% of the total trade receivables were due from the Group’s five largest customers, respectively.
Expected credit loss assessment
During the year ended December 31, 2023, the Group determines the expected credit losses on trade receivables by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions at the reporting date.
Internal credit scoring is performed on all customers for the year ended December 31, 2024. These take into account the customer’s past payment history, financial position and other factors. Trade receivables are due within 30 to 90 days from the billing date. The Group does not obtain collateral in respect of trade and other receivables. The Group does not have trade receivable for which no loss allowance is recognized because of collateral.
The Group’s current credit risk grading framework comprises the following categories:

Category	Description	Basis for recognizing expected credit losses
Performing	The counterparty has a low risk of default and does not have any past-due amounts.	Lifetime ECL – not credit-impaired
Doubtful	Amount is >30 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL – not credit-impaired
In default	Amount is >90 days past due or there is evidence indicating the asset is credit-impaired.	Lifetime ECL – credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery.	Amount is written off

32    Financial instruments - Fair values and risk management (continued)
The Group has applied the simplified approach in IFRS 9 Financial Instruments to measure the loss allowance at lifetime ECL. The Group determines the expected credit losses on trade receivables by using an internal credit rating for its customers. The following table provides information about the exposure to credit risk for trade receivables which are assessed on a collective basis within lifetime ECL (not credit-impaired) and the estimated loss rates are estimated based on historical observed default rates over the expected life of the debtors.
Gross carrying amount

	2024
Internal credit rating	Average loss rate	Trade receivables
Performing	0%	$3,978
Doubtful	1%	1,349
In default	13%	223
Write-off	100%	432
		$5,982
Movement in the allowance for impairment in respect of trade receivables
Movement in the loss allowance account in respect of trade receivable during the years ended December 31, 2024 and 2023 is as follows:

	2024	2023
Balance at January 1	$2,424	$1,592
Additions from acquisition (note 34(B)(III))	80	—
Net remeasurement of loss allowance	366	782
Amounts written off	(2,132)	(42)
Exchange differences	2	92
Balance at December 31	$740	$2,424
Cash and cash equivalents
The Group held cash and cash equivalents and short-term deposits of $52,251 and nil at December 31, 2024, respectively (2023: $45,706 and $16,000, respectively). The cash and cash equivalents and short-term deposits are held with bank and financial institution counterparties with high credit-ratings assigned by international credit-rating agencies.
Impairment on cash and cash equivalents and short-term deposits has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considers that its cash and cash equivalents and short-term deposits have low credit risk based on the external credit ratings of the counterparties.

32    Financial instruments - Fair values and risk management (continued)
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

			Contractual undiscounted cash flows
	Weighted average effective interest rate	Carrying amount	Total	Within 1 year or on demand	1 - 2 years	More than 2 years
Balance at December 31, 2024
Trade payables		$3,668	$3,668	$3,668	$—	$—
Other liabilities		1,828	1,828	1,828	—	—
Lease liabilities	7%	5,772	7,204	4,034	1,805	1,365
Liabilities for puttable financial instrument	15%	14,309	16,834	16,834	—	—
		$25,577	$29,534	$26,364	$1,805	$1,365
Balance at December 31, 2023
Trade payables		$1,671	$1,671	$1,671	$—	$—
Accrued expenses and other liabilities		8,175	8,175	8,175	—	—
Lease liabilities	4%	2,369	2,441	1,549	788	104
Liabilities for puttable financial instrument	15%	14,623	17,139	17,139	—	—
		$26,838	$29,426	$28,534	$788	$104

(iv)Market risk
Market risk is the risk that changes in market prices – e.g. foreign exchange rates – will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.
Currency risk
The Group is exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases and receivables are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily USD, Hong Kong dollar ("HKD") and New Taiwan dollar ("TWD"). The currencies in which these transactions are primarily denominated are USD, HKD and TWD.
As the HKD is pegged to the USD, the Group considers the risk of movements in exchange rates between the HKD and the USD to be insignificant.

33    List of subsidiaries
The following list contains the material subsidiaries of the Group at December 31, 2024 and 2023 are as follows:

Name of subsidiaries	Place of incorporation/ operation	Issued and fully paid share capital	Proportion of nominal value of issue capital held by the Company				Principal activities
			2024		2023
			Directly	Indirectly	Directly	Indirectly
			%	%	%	%
Prenetics Limited	Hong Kong	HK$415,276,716	—	100	—	100	Genetic and diagnostic health testing
Europa Partners Holdings, LLC (note 34(B))	The United States	GBP11.00	—	100	—	—	Provision of fulfillment and distribution services of sports nutrition products
IM8 Group Holding Company	Cayman Islands	$1	100	—	—	—	Sales of consumer health products
IM8 (US) LLC	The United States	n/a	100	—	—	—	Sales of consumer health products
IM8 Limited	Hong Kong	HK$1	100	—	—	—	Sales of consumer health products
ACT Genomics Holdings Company Limited (note 34(A))	Cayman Islands	$16,713	73.27	—	74.39	—	Precise cancer genetic testing services
ACT Genomics Co., Ltd.	Taiwan	TWD455,080,000	—	73.21	—	74.33	Precise cancer genetic testing - services
ACT Genomics (Hong Kong) Limited	Hong Kong	HK$775,000	—	73.27	—	74.39	Precise cancer genetic testing - services
Sanomics Limited	Hong Kong	HK$500,000	—	73.27	—	74.39	Precise cancer genetic testing - services
MC Diagnostics Limited	United Kingdom	GBP1,164	—	73.27	—	74.39	Sales of medical diagnostics products

34.    Acquisition of subsidiaries
A.Acquisition ACT Genomics in 2022
I.Consideration transferred
The following table summarizes the acquisition date fair value of each major class of consideration transferred.

Cash	$9,042
Deferred consideration	958
Equity instruments (1,326,127 ordinary shares)	39,784
Total consideration transferred	$49,784
Net cash outflow arising on acquisition:
Cash consideration	$9,042
Less: cash and cash equivalent balances acquired (note 34(A)(III))	5,623
Total net cash outflow arising on acquisition	$3,419
Equity instruments issued
The fair value of the ordinary shares issued was based on the listed share price of the Company at December 30, 2022 of $2 per share (equivalent to $30 per share after reverse stock split).

34.    Acquisition of subsidiaries (continued)
II.Acquisition-related costs
The Group incurred acquisition-related costs of $1,192 on legal fees and due diligence costs. These costs have been included in ‘administrative and other operating expenses’.
III.Identifiable assets acquired and liabilities assumed
The following table summarizes the recognized amounts of assets acquired and liabilities based on fair value at the date of acquisition.

Property, plant and equipment	$5,649
Intangible assets	13,826
Interests in equity-accounted investees	788
Deferred tax assets	236
Inventories	1,295
Trade receivables (including loss allowance $1,264)	2,595
Deposits, prepayments and other receivables	2,014
Cash and cash equivalents	5,623
Trade payables	(858)
Accrued expenses and other current liabilities	(2,761)
Contract liabilities	(416)
Lease liabilities	(2,380)
Tax liabilities	(6)
Deferred tax liabilities	(2,914)
Other non-current liabilities	(223)
Total identifiable net assets acquired at fair value	$22,468
Measurement of fair values
The valuation technique used for measuring the fair value of material assets acquired was as follow.

Assets acquired	Valuation technique
Property, plant and equipment	Cost technique: The valuation model considers market prices for depreciated replacement cost when appropriate. Depreciated replacement cost reflects functional and economic obsolescence.
Intangible assets	Multi-period excess earnings method: The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the technology and customer relationships, by excluding any cash flows related to contributory assets.
If the acquisition had occurred on January 1, 2022, management estimates that the Group’s consolidated revenue would have been increased by $15,084, and consolidated loss for the year would have been increased by $64,939. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2022, nor is it intended to be a projection of future results.

34.    Acquisition of subsidiaries (continued)
IV.Goodwill
Goodwill arising from the acquisition has been recognized as follows.

2022
Consideration transferred (note 34(A)(I))	$49,784
Non-controlling interests, based on their proportionate interest in the recognized amounts of the assets and liabilities of ACT Genomics	6,484
Fair value of identifiable net assets (note 34(A)(III))	(22,468)
Goodwill	$33,800
The goodwill is attributable mainly to the skills and technical talent of ACT Genomics’s work force and the synergies expected to be achieved from integrating the company into the Group’s existing business. None of the goodwill recognized is expected to be deductible for tax purposes.
Non-controlling interests in ACT Genomics recognized at the acquisition date was measured by reference to the proportionate share of recognized amounts of net assets of ACT Genomics.
B.Acquisition Europa in 2024
On August 9, 2024, the Group acquired 100% interest in Europa with cash consideration of $8,509. Europa is principally engaged in the sales and distribution of consumer health and wellness products in the United States and was acquired with the objective of expanding the Group into the United States consumer health and wellness industry. The acquisition has been accounted for as acquisition of business using the acquisition method.
I.Consideration transferred
The following table summarizes the acquisition date fair value of each major class of consideration transferred.

Total cash consideration transferred	$8,509
Net cash outflow arising on acquisition:
Cash consideration	$8,509
Less: cash and cash equivalent balances acquired (note 34(B)(III))	163
Total net cash inflow arising on acquisition	$8,346
II.Acquisition-related costs
The Group incurred acquisition-related costs of $613 on legal fees and due diligence costs. These costs have been included in ‘administrative and other operating expenses’.

III.Identifiable assets acquired and liabilities assumed
The following table summarizes the recognized amounts of assets acquired and liabilities based on fair value at the date of acquisition.

34.    Acquisition of subsidiaries (continued)

Property, plant and equipment and intangible assets	$3,140
Other non-current assets	169
Inventories	5,498
Trade receivables (including loss allowance $80)	619
Deposits, prepayments and other receivables	566
Cash and cash equivalents	163
Trade payables	(6,677)
Accrued expenses	(257)
Lease liabilities	(2,906)
Total identifiable net assets acquired at fair value	$315
The receivables acquired (which principally comprised trade receivables) with a fair value of $$619 at the date of acquisition had gross contractual amounts of $699. The best estimate at acquisition date of the contractual cash flows not expected to be collected amounted to $80.
Measurement of fair values
The valuation technique used for measuring the fair value of material assets acquired was as follow.

Assets acquired	Valuation technique
Property, plant and equipment	Cost technique: The valuation model considers market prices for depreciated replacement cost when appropriate. Depreciated replacement cost reflects functional and economic obsolescence.
If the acquisition had occurred on January 1, 2024, management estimates that the Group’s consolidated revenue would have been increased by $13,094, and consolidated loss for the year would have been increased by $3,624. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2024, nor is it intended to be a projection of future results.

IV.Goodwill
Goodwill arising from the acquisition has been recognized as follows.

2024
Consideration transferred (note 34(B)(I))	$8,509
Fair value of identifiable net assets (note 34(B)(III))	(315)
Goodwill	$8,194
The goodwill is attributable mainly to the skills and technical talent of Europa’s work force and the synergies expected to be achieved from integrating the company into the Group’s existing business. None of the goodwill recognized is expected to be deductible for tax purposes.

35.    Non-controlling interests
The following table summaries the information relating each of the Group's subsidiaries that has material non-controlling interests, before any intra-group eliminations.

	2024	2023
ACT Genomics
Non-controlling interests percentage	26.73%	25.61%

	2024	2023
Non-current assets	$27,549	$28,073
Current assets	13,304	18,267
Non-current liabilities	(4,297)	(3,667)
Current liabilities	(7,797)	(7,753)

Equity attributable to equity shareholder of the parent Company	21,072	25,977
Equity attributable to non-controlling interests	7,687	8,943

	2024	2023
Revenue	$17,653	$17,086
Expenses	(30,413)	(25,055)
Loss for the year	$(12,760)	$(7,969)
Loss attributable to equity shareholder of the parent Company	$(9,397)	$(5,928)
Loss attributable to non-controlling interests	(3,363)	(2,041)
Loss for the year	$(12,760)	$(7,969)
Other comprehensive (expense)/income attributable to equity shareholder of the parent Company	$(574)	$535
Other comprehensive (expense)/income attributable to non-controlling interests	(210)	184
Other comprehensive (expense)/income for the year	$(784)	$719
Total comprehensive expense attributable to equity shareholder of the parent Company	$(9,971)	$(5,393)
Total comprehensive expense attributable to non-controlling interests	(3,573)	(1,857)
Total comprehensive expense for the year	$(13,544)	$(7,250)
Net cash inflow/(outflow) from operating activities	$5,483	$(10,519)
Net cash outflow from investing activities	(318)	(523)
Net cash outflow from financing activities	(1,413)	(1,469)
Net cash inflow/(outflow)	$3,752	$(12,511)
Dividends paid to non-controlling interests	$—	$—

36.    Related parties
Apart from balances and transactions disclosed elsewhere in these consolidated financial statements, the Group has also entered into the following related party transactions under the normal course of the Group’s business:
(a)Transactions with other related parties

	2024	2023	2022
Sales to an equity-accounted investee (Note(a))	$120	$702	$—
Services recharge received from a related party (Note(b))	31	13	—
Services provided by a company with control from a director of the Company	—	—	(31)
Notes:
(a)Sales to an equity-accounted investee represents cancer treatment services provided. There is no outstanding balance at December 31, 2024, while there is $127 outstanding balance at December 31, 2023 in relation to these transactions.
(b)Service recharged received from an equity-accounted investee represents the office supporting services. There is $3 and $5 outstanding balance at December 31, 2024 and 2023 in relation to these transactions.
(c)Key management personnel compensation
Key management personnel compensation comprised as following.

	2024	2023	2022
Directors’ fees	$199	$420	$261
Salaries, wages and other benefits	2,332	4,240	24,549
Contributions to defined contribution retirement plan	14	15	17
Equity-settled share-based payment expenses (note)	5,384	10,297	30,285
	$7,929	$14,972	$55,112
Note:    The balances are non-cash transactions for the reporting period. Details of the recognition and the fair value determination are included in note 30.

37.    Pending Litigation
The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Any situation will be reviewed in conjunction with the Group’s legal advisors. The Group does not believe that any currently pending legal proceeding to which the Group is a party will have a material effect on its business, results of operations or cash flows.

38.    Subsequent Events
The Group has evaluated events subsequent to December 31, 2024 through April 30, 2025, the date on which the financial statements are available to be issued. No subsequent events occurred that would require adjustment to or disclosure in the consolidated financial statements.

39.    Approval of Consolidated Financial Statements
The consolidated financial statements were approved and authorized for issue by the Board of Directors on April 30, 2025.