Form 20-F/A
period 2024-12-31
Prenetics Global Ltd
filed 2025-07-18
CIK 1876431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
FORM 20-F/A
(Amendment No. 1)
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
Yes ☐         No ☐

EXPLANATORY NOTE
This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Prenetics Global Limited (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, originally filed with the U.S. Securities Exchange Commission on April 30, 2025 (the “Original Filing”). This Amendment is being filed solely for the purpose of complying with Regulation S-X, Rule 3-09. Rule 3-09 requires, among other things, that separate financial statements for unconsolidated subsidiaries and investees accounted for by the equity method to be included in the Form 20-F when such entities are individually significant.
We have determined that our equity method investment in Insighta Holdings Limited (hereinafter referred to as “Insighta”), which is not consolidated in our financial statements, was significant under the investment test of Rule 1-02(w) of Regulation S-X in relation to our financial results for the year ended December 31, 2024. This Amendment is therefore filed solely to supplement the Original Filing with the inclusion of the financial statements and related notes of Insighta as of December 31, 2023 and 2024 and for the period from July 20, 2023 to December 31, 2023 and the fiscal year ended December 31, 2024 (the “Insighta Financial Statements”).
This Form 20-F/A consists solely of the cover page, this explanatory note, the Insighta Financial Statements, updated certifications of our chief executive officer and chief financial officer, and consent of the independent auditor of Insighta. This Amendment does not affect any other parts of, or exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities Exchange Commission subsequent to the Original Filing.

PART III.
ITEM 18. FINANCIAL STATEMENTS
The following financial statements are included in this Form 20-F/A:
Consolidated financial statements of Insighta Holdings Limited as of December 31, 2024 and for the period from July 20, 2023 to December 31, 2024.

Insighta Holdings Limited
(Incorporated in the Cayman Islands with limited liability)
Report and Consolidated Financial Statements
For the financial periods from July 20, 2023 to December 31, 2023 and the fiscal year ended December 31, 2024

INDEPENDENT AUDITOR'S REPORT
To the Board of Directors of Insighta Holdings Limited:
Opinion
We have audited the consolidated financial statements of Insighta Holdings Limited and subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2024 and 2023, and the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the year ended December 31, 2024 and the period July 20, 2023 to December 31, 2023, and the related notes to the consolidated financial statements (collectively referred to as the "financial statements").
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the year ended December 31, 2024 and the period July 20, 2023 to December 31, 2023 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”), this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern at least, but not limited to, 12 months from the end of the reporting period, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.
Auditors' Responsibility for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

Auditors' Responsibility for the Audit of the Consolidated Financial Statements - continued
In performing an audit in accordance with GAAS, we

•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Insighta Holdings Limited's internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Insighta Holdings Limited's ability to continue as a going concern for a reasonable period of time.
We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.
Other Matter
The accompanying the consolidated statements of financial position of Insighta Holdings Limited as at December 31, 2024 and 2023, and the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the year ended December 31, 2024 and the period July 20, 2023 to December 31, 2023 are presented for purposes of complying with Rule 3-09 of SEC Regulation S-X.

/s/ Deloitte Touche Tohmatsu
Hong Kong, the People's Republic of China
July 18, 2025
3

Consolidated statements of profit or loss and other comprehensive income
For the period from July 20, 2023 to December 31, 2023 and January 1, 2024 to December 31, 2024
(All amounts in Hong Kong dollars ("$"))

	Notes	1.1.2024 to 12.31.2024	From the date of acquisition 7.20.2023 to 12.31.2023
Revenue (including revenue from related parties of nil, HK$60,903 for the year/period ended December 31, 2024 and 2023 respectively)	4	$244,218	$60,903
Cost of sales		(151,767)	(46,974)
Gross profit		92,451	13,929
Other income	5	32,039,344	12,538,698
Other gain and losses		(2,546,087)	3,991
Operating and administrative expenses		(24,964,324)	(14,590,304)
Finance costs		(148,491)	(27,070)
Profit (loss) before tax	6	4,472,893	(2,060,756)
Income tax expense	7	—	—
Profit (loss) for the year/period		4,472,893	(2,060,756)
Other comprehensive (expense) income for the year/period
Item that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations		(198,909)	11,137
Total comprehensive expense for the year		$4,273,984	$(2,049,619)
The accompanying notes are an integral part of these consolidated financial statements.
4

Consolidated statements of financial position
At December 31, 2024 and 2023
(All amounts in Hong Kong dollars ("$"))

	Notes	2024	2023
Assets
Property, plant and equipment	8	$2,059,621	$3,396,932
Right-of-use assets	9	1,463,566	3,531,784
Intangible assets	10	825,000	870,000
Goodwill	11	701,547	732,528
Non-current Assets		5,049,734	8,531,244
Inventories		361,985	775,353
Other receivables, deposits and prepayments	12	2,474,813	6,026,770
Amounts due from related companies	15	138,171	224,630
Bank deposits with more than three months to maturity	13	247,297,181	—
Cash and cash equivalents	13	382,110,455	617,047,711
Current Assets		632,382,605	624,074,464
Total Assets		$637,432,339	$632,605,708
Liabilities
Lease liabilities	14	$497,078	$1,338,880
Non-current Liability		497,078	1,338,880
Other payables and accruals		2,692,523	1,627,062
Amount due to a related company	15	9,159,071	7,668,097
Lease liabilities	14	1,116,827	2,278,813
Current Liabilities		12,968,421	11,573,972
Total Liabilities		13,465,499	12,912,852
Capital and Reserves
Share capital	16	$1,560	$1,560
Share premium	16	623,998,440	623,998,440
Reserves		(33,160)	(4,307,144)
Total Equity		623,966,840	619,692,856
Total Equity and Liabilities		$637,432,339	$632,605,708

5

Consolidated statements of changes in equity
For the period ended from July 20, 2023 to December 31, 2024
(All amounts in Hong Kong dollars ("$"))

	Share capital	Share premium	Translation reserve	(Accumulated losses) retained earnings	Total
Date of acquisition at July 20, 2023	$936	$—	$—	$(2,257,525)	$(2,256,589)
Issue of shares	624	623,998,440	—	—	623,999,064
Loss and total comprehensive expense
Loss for the period	—	—	—	(2,060,756)	(2,060,756)
Other comprehensive expense for the period	—	—	11,137	—	11,137
Total comprehensive expense for the period	—	—	11,137	(2,060,756)	(2,049,619)
As at December 31, 2023	1,560	623,998,440	11,137	(4,318,281)	619,692,856
Profit and total comprehensive (expense) income
Profit for the year	—	—	—	4,472,893	4,472,893
Other comprehensive expense for the year	—	—	(198,909)	—	(198,909)
Total comprehensive income (expense) for the year	—	—	(198,909)	4,472,893	4,273,984
As at December 31, 2024	$1,560	$623,998,440	$(187,772)	$154,612	$623,966,840
6

Consolidated statements of cash flows
For the period ended from July 20, 2023 to December 31, 2024
(All amounts in Hong Kong dollars ("$"))

	1.1.2024 to 12.31.2024	From the date of acquisition 7.20.2023 to 12.31.2023
Operating Activities
Profit (loss) before tax	$4,472,893	$(2,060,756)
Adjustments for:
Interest income	(31,280,591)	(12,382,698)
Finance costs	148,491	27,070
Depreciation of property, plant and equipment	1,671,269	244,929
Depreciation of right-of-use assets	2,416,122	381,275
Amortisation of intangible assets	45,000	22,500
Gain on early termination of lease	(104,493)	—
Loss on disposal of property, plant and equipment	160,966	—
Operating cash flows before movements in working capital	(22,470,343)	(13,767,680)
Decrease (increase) in inventories	412,810	(650,466)
Decrease (increase) in other receivables, deposits and prepayments	3,577,216	(3,854,990)
Decrease (increase) in amounts due from related companies	86,269	(224,820)
Increase in other payables and accruals	1,055,806	281,386
Net cash used in operating activities	(17,338,242)	(18,216,570)
Investing Activities
Interest received	31,280,591	12,382,698
Purchases of property, plant and equipment	(606,296)	—
Placement of fixed bank deposits with more than three months to maturity when raised	(247,297,181)	—
Cash inflow on acquisition of subsidiaries	—	1,546,334
Net cash (used in) from investing activities	(216,622,886)	13,929,032
Financing Activities
Interest paid	(148,491)	(27,070)
Advance from a related company	2,445,062	456,656
Repayment to a related company	(1,204,753)	(2,821,064)
Repayments of lease liabilities	(2,392,871)	(295,129)
Proceeds from issue of shares	—	623,999,984
Net cash (used in) from financing activities	(1,301,053)	621,313,377
Net (decrease) increase in cash and cash equivalents	(235,262,181)	617,025,839
Effect of foreign exchange rate changes, net	324,925	21,872
Cash and cash equivalents at beginning of the year/period	617,047,711	—
Cash and cash equivalents at the end of the year/period, represented by cash and cash equivalents	$382,110,455	$617,047,711
7

Notes to the consolidated financial statements
For the period ended from July 20, 2023 to December 31, 2024
(All amounts in Hong Kong dollars ("$"), except for share, and otherwise stated)
1    General Information
Insighta Holdings Limited (the "Company") is a private limited company incorporated in the Cayman Islands on March 17, 2023.
The address of the registered office and principal place of business of the Company is P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands.
The principal activities of the Company is investment holding, and together with its subsidiaries (the "Group") it is engaged in provisioning of biotechnology research service as disclosed in note 22.
The consolidated financial statements are presented in Hong Kong dollars ("HK$"), which is also the functional currency of the Company.
2    Application of new and amendments to IFRS Accounting Standards
Amendments to IFRS Accounting Standards that are mandatorily effective for the current year
In the current year, the Group has applied the following amendments to IFRS Accounting Standards issued by the International Accounting Standards Board ("IASB") that are mandatorily effective for the annual periods beginning on or after 1 January 2024. Their adoption has not had any material impact on the disclosures or on the amounts reported in these consolidated financial statements.

Amendments to IFRS 16	Lease Liability in a Sale and Leaseback
Amendments to IAS 1	Classification of Liabilities as Current or Non-current
Amendments to IAS 1	Non-current Liabilities with Covenants
Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements
The application of the amendments to IFRS Accounting Standards in the current year has had no material impact on the Group's financial positions and performance for the current and prior period and/or on the disclosures set out in these consolidated financial statements.
New and amendments to IFRS Accounting Standards in issue but not yet effective
The Group has not early applied the following new and amendments to IFRS Accounting Standards that have been issued but are not yet effective:

Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments[3]
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity[3]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[1]
Amendments to IFRS Accounting Standards	Annual Improvements to IFRS Accounting Standards - Volume 11[3]
Amendments to IAS 21	Lack of Exchangeability[2]
IFRS 18	Presentation and Disclosure in Financial Statements[4]
IFRS 19	Subsidiaries without Public Accountability: Disclosures[4]

1    Effective for annual periods beginning on or after a date to be determined.
2    Effective for annual periods beginning on or after January 1, 2025.
3    Effective for annual periods beginning on or after January 1, 2026.
4    Effective for annual periods beginning on or after January 1, 2027.
Except for the new and amendments to IFRS Accounting Standards mentioned below, the directors of the Company anticipate that the application of all other new and amendments to IFRS Accounting Standards will have no material impact on the consolidated financial statements in the foreseeable future.
8

2Application of new and amendments to IFRS Accounting Standards - continued
New and amendments to IFRS Accounting Standards in issue but not yet effective - continued
IFRS 18 Presentation and Disclosures in Financial Statements ("IFRS 18")
IFRS 18, which sets out requirements on presentation and disclosures in financial statements, will replace IAS 1 Presentation of Financial Statements ("IAS 1"). This new IFRS Accounting Standard, while carrying forward many of the requirements in IAS 1, introduces new requirements to present specified categories and defined subtotals in the statement of profit or loss; provide disclosures on management-defined performance measures in the notes to the financial statements and improve aggregation and disaggregation of information to be disclosed in the financial statements. In addition, some IAS 1 paragraphs have been moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. Minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share are also made. IFRS 18 will be effective for annual periods beginning on or after January 1, 2027, with early application permitted.
The application of the new standard is expected to affect the presentation of the statement of profit or loss and disclosures in the future financial statements. The director of the Company is in the process of assessing the detailed impact of IFRS 18 on the consolidated financial statements.
3    Basis of preparation of consolidated financial statements and material accounting policy information
3.1Basic of preparation of consolidated financial statements
The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards, which collective term includes all applicable individual International Financial Reporting Standards and Interpretations issued by the IASB.
The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets, including financial assets measured at fair value through profit or loss and loans to customers that have been measured at fair value.
The consolidated financial statements provide financial information for the period from July 20, 2023 to December 31, 2024. The Company became a significant equity method investee of Prenetics Global Limited on July 20, 2023 given the Company met certain significance thresholds of Regulation S-X 3-09, which required separate financial statements of the Company for the period from July 20, 2023 to December 31, 2024 to be included in Prenetics Global Limited's annual report according to Reg S-X 3-09.
The current financial period covers an entire year from January 1, 2024 to December 31 2024 and the comparative figures cover from the date of acquisition from July 20, 2023 to December 31, 2023.
The consolidated financial statements have been prepared on a going concern basis.
3.2Material accounting policy information
Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries and entities under contractual arrangements for which the Company is the ultimate primary beneficiary. Control is achieved when the Company:
•has power over the investee;
•is exposed, or has rights, to variable returns from its involvement with the investee; and
•has the ability to use its power to affect its returns.
The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.
9

3    Basis of preparation of consolidated financial statements and material accounting policy information - continued
3.2Material accounting policy information - continued
Basis of consolidation - continued
Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the period are included in the consolidated statement of profit or loss and other comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary.
When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group's accounting policies.
All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group including its subsidiaries and entities under contractual arrangements are eliminated in full on consolidation.
Business combinations
A business is an integrated set of activities and assets which includes an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired processes are considered substantive if they are critical to the ability to continue producing outputs, including an organised workforce with the necessary skills, knowledge, or experience to perform the related processes or they significantly contribute to the ability to continue producing outputs and are considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.
Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognised in profit or loss as incurred.
The identifiable assets acquired and liabilities assumed must meet the definitions of an asset and a liability in the Conceptual Framework for Financial Reporting (the "Conceptual Framework") except for transactions and events within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC-Int 21 Levies, in which the Group applies IAS 37 or IFRIC-Int 21 instead of the Conceptual Framework to identify the liabilities it has assumed in a business combination.
At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognised at their fair value, except that lease liabilities are recognised and measured at the present value of the remaining lease payments (as defined in IFRS 16) as if the acquired leases were new leases at the acquisition date, except for leases for which the lease term ends within 12 months of the acquisition date; or the underlying asset is of low value. Right-of-use assets are recognised and measured at the same amount as the relevant lease liabilities, adjusted to reflect favourable or unfavourable terms of the lease when compared with market terms.
Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net amount of the identifiable assets acquired and the liabilities assumed as at acquisition date.

3    Basis of preparation of consolidated financial statements and material accounting policy information - continued
3.2Material accounting policy information - continued
Revenue from contracts with customers
The Group recognises revenue when (or as) a performance obligation is satisfied, i.e. when "control" of the goods or services underlying the particular performance obligation is transferred to the customer.
A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.
Control is transferred over time and revenue is recognised over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:
•the customer simultaneously receives and consumes the benefits provided by the Group's performance as the Group performs;
•the Group's performance creates or enhances an asset that the customer controls as the Group performs; or
•the Group's performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.
Otherwise, revenue is recognised at a point in time when the customer obtains control of the distinct good or service.
Leases
Definition of a lease
A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
For contracts entered into or modified or arising from business combinations on or after the date of initial application, the Group assesses whether a contract is or contains a lease based on the definition under IFRS 16 Leases at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.
The Group as a lessee
Allocation of consideration to components of a contract
For a contract that contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.
Short-term leases
The Group applies the short-term lease recognition exemption to leases properties that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. Lease payments on short-term leases are recognised as expense on a straight-line basis or another systematic basis over the lease term.

3    Basis of preparation of consolidated financial statements and material accounting policy information - continued
3.2Material accounting policy information - continued
Leases - continued
The Group as a lessee - continued
Right-of-use assets
The cost of right-of-use assets includes:
•the amount of the initial measurement of the lease liabilities;
•any lease payments made at or before the commencement date, less any lease incentives received;
•any initial direct costs incurred by the Group; and
•an estimate of costs to be incurred by the Group in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless those costs are incurred to produce inventories.
Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses.
Right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.
The Group presents right-of-use assets as a separate line item on the consolidated statement of financial position.
Refundable rental deposits
Refundable rental deposits paid are accounted under IFRS 9 Financial Instruments and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments and included in the cost of right-of-use assets.
Lease liabilities
At the commencement date of a lease, the Group recognises and measures the lease liabilities at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.
The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable.
After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.
Cash and cash equivalents
Cash and cash equivalents presented on the consolidated statement of financial position include:
(a)cash, which comprises of demand deposits; and
(b)cash equivalents, which comprises of short-term (generally with original maturity of three months or less), highly liquid investments that are readily convertible to a known amount of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.
For the purposes of the statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above.

3    Basis of preparation of consolidated financial statements and material accounting policy information - continued
3.2Material accounting policy information - continued
Foreign currencies
In preparing the consolidated financial statements of each individual group entity, transactions in currencies other than the functional currency of the Company (foreign currencies) are recognised at the rates of exchanges prevailing on the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.
Exchange differences arising on settlement of monetary items, and on the retranslation of monetary items are recognised in profit or loss in the period in which they arise.
For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's operations are translated into the presentation currency of the Group (i.e. HK$) using exchange rates prevailing at the end of each reporting period. Income and expenses items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are recognised in other comprehensive income and accumulated in equity under the heading of translation reserve.
Employee benefits
Short-term employee benefits
Short-term employee benefits are recognised at the undiscounted amount of the benefits expected to be paid as and when employees rendered the services. All short-term employee benefits are recognised as an expense unless another IFRS Accounting Standards requires or permits the inclusion of the benefit in the cost of an asset.
A liability is recognised for benefits accruing to employees (such as wages and salaries) after deducting any amount already paid.
Retirement benefit costs
Payments to the Mandatory Provident Fund Scheme are recognised as an expense when employees have rendered service entitling them to the contributions.
Taxation
Income tax expense represents the sum of the tax currently payable.
The tax currently payable is based on taxable profit for the period. Taxable profit differs from loss before tax because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group's liability for current tax are calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.
For the purposes of measuring deferred tax for leasing transactions in which the Group recognises the right-of-use assets and the related lease liabilities, the Group first determines whether the tax deductions are attributable to the right-of-use assets or the lease liabilities.
For leasing transactions in which the tax deductions are attributable to the lease liabilities, the Group applies IAS 12 Income Taxes requirements to right-of-use assets and lease liabilities separately. Temporary differences on initial recognition of the relevant right-of-use assets and lease liabilities are not recognised due to application of the initial recognition exemption. Temporary differences arising from subsequent revision to the carrying amounts of right-of-use assets and lease liabilities, resulting from remeasurement of lease liabilities and lease modifications, that are not subject to initial recognition exemption are recognised on the date of remeasurement or modification.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied to the same taxable entity by the same taxation authority.
Current tax is recognised in profit or loss.

3    Basis of preparation of consolidated financial statements and material accounting policy information - continued
3.2Material accounting policy information - continued
Intangible assets
Intangible assets acquired separately
Intangible assets with finite useful lives that are acquired separately are carried at costs less accumulated amortisation and any accumulated impairment losses. Amortisation for intangible assets with finite useful lives is recognised on a straight-line basis over their estimated useful lives. The estimated useful life and amortisation method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.
Property, plant and equipment
Property, plant and equipment are tangible assets that are held for use in the production or supply of goods or services, or for administrative purposes. Property, plant and equipment are stated in the consolidated statement of financial position at cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.
Depreciation is recognised so as to write off the cost of assets less their residual values over their estimated useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.
An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in profit or loss.
Impairment on property, plant and equipment, intangible assets and right-of-use assets
At the end of the reporting period, the Group reviews the carrying amounts of its property, plant and equipment, intangible assets and right-of-use assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss.
The recoverable amount of property, plant and equipment, intangible assets and right-of-use assets is estimated individually. When it is not possible to estimate the recoverable amount individually, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.
In testing a cash-generating unit for impairment, corporate assets are allocated to the relevant cash-generating units, when a reasonable and consistent basis of allocation can be established, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be established.
Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.
If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss.

3    Basis of preparation of consolidated financial statements and material accounting policy information - continued
3.2Material accounting policy information - continued
Impairment on property, plant and equipment, intangible assets and right-of-use assets - continued
Where an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or a cash-generating unit) in prior years. For corporate assets or portion of corporate assets which cannot be allocated on a reasonable and consistent basis to a cash-generating unit, the Group compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portion of corporate assets allocated to that group of cash-generating units, with the recoverable amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit or the group of cash-generating units. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of cash-generating units. A reversal of an impairment loss is recognised immediately in profit or loss.
Inventories
Inventories, which represent merchandise held for sale, are stated at the lower of cost and net realisable value. The cost of merchandise is calculated using the weighted average method. Net realisable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. Costs necessary to make the sale include incremental costs directly attributable to the sale and non-incremental costs which the Group must incur to make the sale.
Financial instruments
Financial assets and financial liabilities are recognised when a group entity becomes a party to the contractual provisions of the instrument. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place.
Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.
The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.
Financial assets
Classification and subsequent measurement of financial assets
Financial assets that meet the following conditions are subsequently measured at amortised cost:
•    the financial asset is held within a business model whose objective is to collect contractual cash flows; and
•    the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

3    Basis of preparation of consolidated financial statements and material accounting policy information - continued
3.2Material accounting policy information - continued
Financial instruments - continued
Financial assets - continued
Amortised cost and interest income
Interest income is recognised using the effective interest method for financial assets measured subsequently at amortised cost. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset.
Impairment of financial assets
In addition, the Group assesses whether there is indication that corporate assets may be impaired. If such indication exists, corporate assets are also allocated to individual cash-generating units, when a reasonable and consistent basis of allocation can be identified, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.
The Group performs impairment assessment under expected credit loss ("ECL") model on financial assets (including deposits and other receivables, amounts due from related companies, cash and cash equivalents and bank deposits with more than three months to maturity) which are subject to impairment under IFRS 9 Financial Instruments. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.
Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL ("12m ECL") represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessment are done based on the Group's historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.
The Group measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, the Group recognises lifetime ECL. The assessment of whether lifetime ECL should be recognised is based on significant increases in the likelihood or risk of a default occurring since initial recognition.
Impairment of financial assets - continued
(i)Significant increase in credit risk
In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.
In particular, the following information is taken into account when assessing whether credit risk has increased significantly:
•an actual or expected significant deterioration in the financial instrument's external (if available) or internal credit rating;
•significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;
•existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor's ability to meet its debt obligations;
•an actual or expected significant deterioration in the operating results of the debtor;
•an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor's ability to meet its debt obligations.

3    Basis of preparation of consolidated financial statements and material accounting policy information - continued
3.2Material accounting policy information - continued
Financial instruments - continued
Financial assets - continued
Impairment of financial assets - continued
(i)Significant increase in credit risk - continued
Irrespective of the outcome of the above assessment, the Group presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.
The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.
(ii)Definition of default
For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collaterals held by the Group).
Irrespective of the above, the Group considers that default has occurred when a financial asset is more than 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.
(iii)Credit-impaired financial assets
A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:
(a)significant financial difficulty of the issuer or the borrower;
(b)a breach of contract, such as a default or past due event;
(c)the lender(s) of the borrower, for economic or contractual reasons relating to the borrower's financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider; or
(d)it is becoming probable that the borrower will enter bankruptcy or other financial reorganisation.
(iv)Write-off policy
The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over two years past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Group's recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognised in profit or loss.

3    Basis of preparation of consolidated financial statements and material accounting policy information - continued
3.2Material accounting policy information - continued
Financial instruments - continued
Financial assets - continued
Impairment of financial assets - continued
(v)Measurement and recognition of ECL
The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information. Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default occurring as the weights.
Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.
Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on amortised cost of the financial asset.
Foreign exchange gains and losses
The carrying amount of financial assets that are denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. For financial assets measured at amortised cost that are not part of a designated hedging relationship, exchange differences are recognised in profit or loss as part of the net foreign exchange gains.
Derecognition of financial assets
The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial assets and substantially all the risk and rewards of ownership of the asset to another entity.
On derecognition of a financial asset measured at amortised cost, the difference between the asset's carrying amount and the sum of the consideration received is recognised in profit or loss.
Financial liabilities and equity
Classification as debt or equity
Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.
Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognised at the proceeds received, net of direct issue costs.
Financial liabilities
All financial liabilities are subsequently measured at amortised cost, using the effective interest method.
Financial liabilities at amortised cost
Financial liabilities including other payables and amount due to a related company are subsequently measured at amortised cost, using the effective interest method.
Derecognition of financial liabilities
The Group derecognises financial liabilities when, and only when, the Group's obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

4    Revenue

	1.1.2024 to 12.31.2024	From the date of acquisition 7.20.2023 to 12.31.2023
Sales of laboratory testing kit	$244,218	$60,903
Revenue from sales of laboratory testing kit is recognised at a point of time when control of the goods has transferred to the customer, being at the point the goods are delivered to the customer.

5    Other income

	1.1.2024 to 12.31.2024	From the date of acquisition 7.20.2023 to 12.31.2023
Bank interest income	$31,280,591	$12,382,698
Consultancy and management service income	468,000	156,000
Sales and marketing service income	240,716	—
Others	50,037	—
	$32,039,344	$12,538,698

6    Profit (loss) before tax

	1.1.2024 to 12.31.2024	From the date of acquisition 7.20.2023 to 12.31.2023
Profit (loss) before tax has been arrived at after charging:
Auditor's remuneration	$80,000	$80,000
Depreciation of property, plant and equipment	1,671,269	244,929
Depreciation of right-of-use assets	2,416,122	381,275
Amortisation of intangible assets	45,000	22,500
Directors' emoluments	—	—
Staff costs	4,996,740	1,580,998

7    Income tax expense

	1.1.2024 to 12.31.2024	From the date of acquisition 7.20.2023 to 12.31.2023
Enterprise Income Tax ("EIT")	$—	$—
Under the Law of the People's Republic of China (the "PRC") on EIT (the "EIT Law") and Implementation Regulation of the EIT Law, the tax rate of the PRC subsidiaries is 25% for the year/period. Under the Preferential Income Tax Policies on Small Low-profit Enterprises issued by State Taxation Administration of the PRC, the qualified entity will be taxed at 5%.
Hong Kong Profits Tax is calculated at 16.5% on the estimated assessable profit for the year/period.
Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.
The income tax expense for the year/period can be reconciled to the loss before tax per the statement of profit or loss and other comprehensive income as follows:

	1.1.2024 to 12.31.2024	From the date of acquisition 7.20.2023 to 12.31.2023
Profit (loss) before tax	$4,472,893	$(2,060,756)
Tax at the domestic rate of 16.5% (Note)	738,027	(340,025)
Tax effect of income not taxable for tax purpose	(5,178,539)	(2,043,800)
Tax effect of expenses not deductible for tax purpose	843,431	1,773,785
Tax effect of deductible temporary differences not recognised	275,759	14,118
Tax effect of tax losses not recognised	4,425,036	789,307
Effect of different tax rates of subsidiaries operating in other jurisdictions	(1,103,714)	(193,385)
Income tax expense for the year/period	$—	$—
Note:    The domestic tax rate (which is Hong Kong Profits Tax rate) in the jurisdiction where the operation of the Group is substantially based is used.

8    Property, plant and equipment

	Leasehold improvements	Factory and factory equipment	Lab equipment	Total
Cost
As at July 20, 2023 (date of acquisition)	$—	$—	$—	$—
Acquired on acquisition of subsidiaries (note 19)	1,748,544	935,463	921,644	3,605,651
Exchange adjustments	17,233	9,219	9,082	35,534
As at December 31, 2023	1,765,777	944,682	930,726	3,641,185
Additions	—	525,889	80,407	606,296
Disposal	—	(205,488)	—	(205,488)
Exchange adjustments	(57,859)	(30,937)	(30,492)	(119,288)
As at December 31, 2024	$1,707,918	$1,234,146	$980,641	$3,922,705
Depreciation
As at July 20, 2023 (date of acquisition)	$—	$—	$—	$—
Provide for the period	161,502	31,577	51,850	244,929
Exchange adjustments	(445)	(88)	(143)	(676)
As at December 31, 2023	161,057	31,489	51,707	244,253
Provide for the year	624,593	194,088	852,588	1,671,269
Disposal	—	(44,522)	—	(44,522)
Exchange adjustments	(5,244)	(1,024)	(1,648)	(7,916)
As at December 31, 2024	$780,406	$180,031	$902,647	$1,863,084
Carrying values
As at December 31, 2024	$927,512	$1,054,115	$77,994	$2,059,621
As at December 31, 2023	$1,604,720	$913,193	$879,019	$3,396,932

The above items of property, plant and equipment are depreciated using a straight-line method at the following rates per annum:

Leasehold improvement	Over the shorter of the term of the lease
Factory and factory equipment	20%
Lab equipment	33%

9    Right-of-use assets

Leased properties
As at December 31, 2024
Carrying amount	$1,463,566
As at December 31, 2023
Carrying amount	$3,531,784
For the year ended December 31, 2024
Depreciation charge	$2,489,615
Gain on early termination of lease	104,493
From July 20, 2023 (date of acquisition) to December 31, 2023
Depreciation charge	$381,275

	1.1.2024 to 12.31.2024	From the date of acquisition 7.20.2023 to 12.31.2023
Total cash outflow for leases	$2,541,362	$322,199
Additions to right-of-use assets	1,114,252	—
Acquired on acquisition of subsidiaries (note 19)	—	3,912,007
For current period, the Group leases various offices for its operations. Lease contracts are entered into for fixed term of two to three years. Lease terms are negotiated on an individual basis and contain different terms and conditions. In determining the lease term and assessing the length of the non-cancellable period, the Group applies the definition of a contract and determines the period for which the contract is enforceable.

10    Intangible assets

Patent
Cost
As at July 20, 2023 (date of acquisition)	$900,000
Additions	—
As at December 31, 2023 and 2024	900,000
Amortization
As at July 20, 2023 (date of acquisition)	$7,500
Charge for the year	22,500
As at December 31, 2023	30,000
Charge for the year	45,000
As at December 31, 2024	75,000
Carrying amounts
As at December 31, 2024	$825,000
As at December 31, 2023	$870,000
The above patent has finite useful lives. Such patent is amortised on a straight-line basis over 20 years:

11    Goodwill

Goodwill
As at July 20, 2023 (date of acquisition)	$—
Acquired on acquisition of subsidiaries (note 19)	725,379
Exchange adjustments	7,149
As at December 31, 2023	732,528
Exchange adjustments	(30,981)
As at December 31, 2024	$701,547
The Group tests for impairment of goodwill annually, or more frequently if there are indications that goodwill might be impaired.
During the year ended December 31, 2023 and 2024, no impairment of goodwill has been recognized.

12    Other receivables, deposits and prepayments

	2024	2023
Other receivables	1,655,335	5,920,738
Deposits	290,633	2,200
Prepayments	528,845	103,832
	$2,474,813	$6,026,770

13    Bank deposits and Cash and cash equivalents
Cash and cash equivalents carry interest at market rates which range from 0.1% to 0.25% (2023: 0.1% to 0.25%).
Bank deposits with more than three months to maturity carry interest rate at market rates which range from 4.08% to 5.29% (2023: 4.98% to 5.30%).

14    Lease liabilities

	2024	2023
Lease liabilities payable:
Within one year	$1,116,827	$2,278,813
Within a period of more than one year but not exceeding two years	457,711	1,338,880
Within a period of more than two year but not exceeding five years	39,367	—
	1,613,905	3,617,693
Less: Amount due for settlement with 12 months shown under current liabilities	(1,116,827)	(2,278,813)
Amount due for settlement after 12 months shown under non-current liabilities	$497,078	$1,338,880
The weighted average incremental borrowing rates applied to lease liabilities was 4.74% (2023: 4.2%).

15    Amounts due from (to) related companies
The amounts due from related companies are trade in nature, unsecured, interest-free and repayable on demand.
The amount due to a related company is non-trade in nature, unsecured, interest-free and repayable on demand.
The details of impairment assessments are set out in note 18.

16    Share capital

	Number of shares	Amount
		US$
Authorized:
Class A ordinary shares of US$0.0001 each
As at July 20, 2023 (date of acquisition), December 31, 2023 and 2024	1,350,000	135
Class B ordinary shares of US$0.0001 each
As at July 20, 2023 (date of acquisition), December 31, 2023 and 2024	650,000	65
Issued and fully paid:
Class A ordinary shares of US$0.0001 each
As at July 20, 2023 (date of acquisition)	550,000	55
Issue of shares (Note)	800,000	80
As at December 31, 2023 and 2024	1,350,000	135
Class B ordinary shares of US$0.0001 each
As at July 20, 2023 (date of acquisition)	650,000	65
As at December 31, 2023 and 2024	650,000	65
.

	2024	2023
Shown in the consolidated financial statements of financial position	$1,560	$1,560
Note:    On July 20, 2023, the Company issued 800,000 shares of Class A ordinary shares to Prenetics Global Limited, for cash consideration of US$80,000,000.

17    Capital risk management
The Group manages its capital to ensure that the Group will be able to continue as a going concern while maximising the return to shareholders through the generation of profits from its operations.
The capital structure of the Group consists of equity attributable to owners of the Company, comprising issued share capital and reserves.
The directors of the Company review the capital structure periodically. As a part of this review, the directors of the Company consider the cost of capital and the risks associated with the capital and will balance its overall capital structure through the payment of dividends and new share issues.

18    Financial instruments
(a)Categories of financial instruments

	2024	2023
Financial assets
Amortised cost	$631,491,775	$623,195,279
Financial liabilities
Amortised cost	$9,162,827	$8,783,027
(b)Financial risk management objectives and policies
The Group's major financial instruments include deposits and other receivables, amounts due from related companies, cash and cash equivalents, bank deposits with more than three months to maturity, other payables and amount due to a related company. Details of the financial instruments are disclosed in respective notes. The risks associated with these financial instruments include currency risk, credit risk and liquidity risk. The policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.
Market risk
Currency risk
This refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. As at the period-end date, the Group was mainly exposed to foreign currency risk from its bank balances, which were mainly denominated in United Stated Dollars ("US$") and Renminbi ("RMB").
Although the Group currently does not have any foreign currency hedging policy, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise. As at December 31, 2024, US$ bank balances and bank deposits amounted to approximately HK$627,312,592 (2023: HK$615,603,995), and RMB bank balances amounted to approximately HK$891,261 (2023: HK$1,193,235).
No sensitivity analysis is made as the foreign exchange exposure is considered to be minimal. As HK$ is pegged to US$, the management of the Group thus considers the Group's foreign currency exposure is not significant.
Credit risk and impairment assessment
Credit risk refers to the risk that the Group's counterparties default on their contractual obligations resulting in financial losses to the Group. The Group's credit risk exposures are primarily attributable to deposits and other receivables, cash and cash equivalents and bank deposits with more than three months to maturity. The Group does not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets.

18    Financial instruments - continued
(b)Financial risk management objectives and policies - continued
Credit risk and impairment assessment - continued
The Group's internal credit risk grading assessment comprises the following categories:

Internal credit rating	Description	Financial assets
Low risk	The counterparty has a low risk of default and does not have any past-due amounts	12m ECL
Watch list	Debtor frequently repays after due dates but usually settle in full	12m ECL
Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources	Lifetime ECL - not credit-impaired
Loss	There is evidence indicating the asset is credit-impaired	Lifetime ECL - credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery	Amount is written off
Deposits and other receivable
For deposits and other receivables, the management makes periodic individual assessment on the recoverability of deposits and other receivables based on historical settlement records, past experience, and also quantitative and qualitative information that is reasonable and supportive forward-looking information. The management believes that there are no significant increase in credit risk of these amounts since initial recognition and the Group provided impairment based on 12m ECL. As at December 31, 2024, the Group assessed the ECL for deposits and other receivables with gross carrying amount of HK$1,945,968 (2023: HK$5,922,938) are insignificant and thus no loss allowance is recognised.
Amounts due from related companies
The Group regularly monitors the business performance of related companies. The Group's credit risks in the balance are mitigated through the value of the assets held by the entity. The directors of the Group believe that there is no significant increase in credit risk of the amounts since initial recognition and the Group provided impairment based on 12m ECL. As at December 31, 2024, the Group assessed the ECL for amounts due from related companies with gross carrying amount of HK$138,171 (2023: HK$224,630) are insignificant and thus no loss allowance is recognised.
Bank balances (including bank deposits)
As at December 31, 2024, credit risk on bank balances is limited because the counterparties are reputable banks with high credit ratings assigned by international credit agencies. The Group assessed 12m ECL for bank balances by reference to information relating to probability of default and loss given default of the respective credit rating grades published by external credit rating agencies. Based on the average loss rates, the 12m ECL on bank balances and bank deposits with gross carrying amount of HK$629,407,636 (2023: HK$617,047,711) is considered to be insignificant and therefore no loss allowance was recognised.
Liquidity risk
In the management of the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by the management to finance the Group's operations and mitigate the effects of fluctuations in cash flows.
The following table details the Group's remaining contractual maturity for its financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

18    Financial instruments - continued
(b)Financial risk management objectives and policies - continued
Liquidity risk - continued

	Weighted average interest rate	Repayable on demand or less than 1 year	1 - 2 years	2 - 5 years	Total undiscounted cash flow	Carrying amount
2024
Other liabilities	N/A	3,756	—	—	3,756	3,756
Amount due to a related company	N/A	9,159,071	—	—	9,159,071	9,159,071
		9,162,827	18,325,654	—	9,162,827	9,162,827
Lease liabilities	4.74%	1,169,339	474,720	39,560	1,683,619	1,613,905

2023
Other liabilities	N/A	1,114,930	—	—	1,114,930	1,114,930
Amount due to a related company	N/A	7,668,097	—	—	7,668,097	7,668,097
		8,783,027	17,566,054	—	8,783,027	8,783,027
Lease liabilities	4.20%	2,387,668	1,362,419	—	3,750,087	3,617,693
(c)    Fair value measurements of financial instruments
The fair values of financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.
The directors of the Company consider that the carrying amounts of all financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate their fair values.

19    Acquisition of subsidiaries
On November 16, 2023, a wholly owned subsidiary of the Company entered into power of attorney with two independent individuals, to complete acquiring 得易健康产业(深圳)有限责任公司 and its wholly owned subsidiary, 得易健康生物(广州)有限公司 (collectively referred to as the "得易健康产业"), with nil consideration under contractual arrangements. 得易健康产业 was acquired to enhance and strengthen business development. This acquisition was completed on November 16, 2023 and accounted for as acquisition of business using the acquisition method.

Cash inflow on acquisition of 得易健康产业
Cash and cash equivalents balances acquired	$1,546,334

Fair value of assets acquired and liabilities recognised at the date of acquisition
Property, plant and equipment	$3,605,651
Right-of-use assets	3,912,007
Inventories	125,445
Other receivables, deposits and prepayments	2,146,522
Cash and cash equivalents	1,546,334
Other payables and accruals	(1,007,061)
Amount due to a related company	(7,142,270)
Lease liabilities	(3,912,007)
$(725,379)

Goodwill arising on acquisition:
Consideration transferred	$—
Add: recognised amounts acquired	725,379
Goodwill arising on acquisition	$725,379
Measurement of fair values
The valuation technique used for measuring the fair value of material assets acquired was as follow.

Asset acquired	Valuation technique
Property, plant and equipment	Cost technique: The valuation model considers market prices for depreciated replacement cost when appropriate. Depreciated replacement cost reflects functional and economic obsolescence.
If the acquisition had occurred on July 20, 2023 the date of acquisition of the Company by Prenetics Global Limited, management estimates that the Group’s consolidated revenue would have been increased by $875,811, and consolidated loss for the year would have been increased by $8,911,574. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on July 20, 2023, nor is it intended to be a projection of future results.

20    Related party transactions
Other than as disclosed elsewhere in these consolidated financial statements, the Group has following material transaction with its related company:

Nature of transactions	1.1.2024 to 12.31.2024	From the date of acquisition 7.20.2023 to 12.31.2023
Sales of laboratory testing kit	$—	$60,903
Consultancy and management service income	468,000	156,000
Sales and marketing service income	238,328	—
As disclosed in note 19, on the 16 November 2023, the Group acquired 得易健康产业 in PRC from two independent individuals under contractual arrangements, which 得易健康产业 were ultimately owned by Take2 Holdings Limited ("Take 2"), a related party of the Company. Take 2 agreed to sell and the Group agreed to purchase 得易健康产业at a net liabilities position with nil consideration which considered the transactions was completed on an arm's length basis.
Details of the balances with related parties are set out in the Group's consolidated statement of financial position on page 5 and in note 15.
Compensation of key management personnel
The remuneration of the directors of the Company during the year/period is set out in note 6.

21.    Reconciliation of liabilities arising from financing activities
The table below details changes in the Group's liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or the future cash flows will be, classified in the Company's statements of cash flows from financing activities.

	Lease liabilities	Amount due to a related company	Total
As at July 20, 2023 (date of acquisition)	$—	$2,821,064	$2,821,064
Acquired on acquisition of subsidiaries (note 19)	3,912,007	7,142,270	11,054,277
Finance costs	27,070	—	27,070
Financing cash flows	(322,199)	(2,364,408)	(2,686,607)
Exchange adjustments	815	69,171	69,986
As at December 31, 2023	3,617,693	7,668,097	11,285,790
Finance costs	148,491	—	148,491
Financing cash flows	(2,541,362)	1,240,309	(1,301,053)
New lease entered	1,114,252	—	1,114,252
Termination of lease contract	(754,965)	—	(754,965)
Exchange adjustments	29,796	250,665	280,461
As at December 31, 2024	$1,613,905	$9,159,071	$10,772,976

22    Particulars of subsidiaries
Particulars of the Company's subsidiaries at the end of the reporting period are as follows:

Name of subsidiary	Place of incorporation	Issued and fully paid ordinary share	Proportion of issued and fully paid ordinary shares held by the Company		Principal activity
			2024	2023
			%	%
Directly held:
Insighta Limited (Note (i))	Hong Kong	HK$10,000	100	100	Biotechnology research and investment holding
Indirectly held:
明察康健(深圳)科技有限责任公司 (Notes (ii) and (iii))	The PRC	RMB10,000,000	100	100	Dormant
得易健康产业(深圳)有限责任公司 (Note (iv))	The PRC	RMB100,000	100	100	Biotechnology research
得易健康生物(广州)有限公司 (Note (iv))	The PRC	RMB20,000,000	100	100	Biotechnology research
Notes:
(i)The subsidiary was newly incorporated on January 5, 2023.
(ii)The subsidiary was newly incorporated on September 4, 2023.
(iii)The subsidiary is a wholly foreign owned enterprise established in the PRC.
(iv)The subsidiary was acquired via variable interest entity structure on November 16, 2023.
All subsidiaries comprising the Group are limited liability companies and have adopted December 31 as their financial year end date.

ITEM 19. EXHIBITS

Exhibit Number	Description

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.3*	Consent of Deloitte Touche Tohmatsu
_______________
*Filed with this amendment to Annual Report on Form 20-F.
**Furnished with this amendment to Annual Report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Prenetics Global Limited

By:	/s/ Danny Sheng Wu Yeung
Name:	Danny Sheng Wu Yeung
Title:	Chief Executive Officer
Date: July 18, 2025