Form 20-F
period 2025-12-31
Prenetics Global Ltd
filed 2026-04-30
CIK 1876431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
FORM 20-F
_________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025.
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
Stephen HC Lo, Chief Financial Officer
Unit 703-706, K11 Atelier
728 King’s Road, Quarry Bay
Hong Kong
Phone: +852 2210-9588
(Name, Telephone, and Address of Company Contact Person)
_________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0015 per share Warrants	PRE PRENW	The Nasdaq Stock Market LLC The Nasdaq Stock Market LLC
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
As of December 31, 2025, there were 16,874,089 ordinary shares issued and outstanding, par value $0.0015 per share, being the sum of 15,293,117 Class A Ordinary Shares, 1,580,972 Class B Ordinary Shares, and 17,352,363 Warrants.
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
“IM8” means IM8, our flagship consumer health business;
“IM8 Group” means IM8 Group Holding Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands;
“Insighta” means Insighta Holdings Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands;
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
“we,” “us,” “our,” “Prenetics,” “the Company” and “our company” refer to Prenetics Global Limited and its subsidiaries and consolidated affiliated entities, unless the context indicates otherwise.
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
•Our acquisition of digital assets in connection with our previous treasury strategy exposes us to financial and regulatory risks;
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
•The inability to increase the authorized capital stock;
•The results of any future financing efforts;
•Our ability to integrate our business successfully with newly acquired businesses and realize the anticipated synergies and related benefits, or to do so within the anticipated timeframe; and
•Other risks and uncertainties, including those described in “Item 3. Key Information — D. Risk Factors.”

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
This annual report includes market data and industry statistics and forecasts that are based on independent industry publications and other publicly available information. Although we believe these sources are reliable, we do not guarantee the accuracy or completeness of this information and we have not independently verified this information. In addition, the market and industry data and forecasts included or incorporated by reference in this annual report may involve estimates, assumptions and other risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Item 3. Key Information — D. Risk Factors” contained in this annual report. Accordingly, you should not place undue reliance on such information.

PART I.
ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.KEY INFORMATION
Our Holding Company Structure
We are a Cayman Islands holding company with business operations primarily conducted by our subsidiaries. Investors purchasing our securities are purchasing equity interests in the Cayman Islands holding company.
Throughout this annual report, unless the context indicates otherwise, references to “we,” “us,” “our,” "Prenetics," “the Company” and “our company” refer to Prenetics Global Limited and its subsidiaries and consolidated affiliated entities.
Permissions Required from the PRC Authorities for Our Operations
We believe that, to the extent applicable, we and our subsidiaries have obtained all requisite permissions material to our operations as of the date of this annual report. Our operations are primarily conducted through subsidiaries in Hong Kong and other jurisdictions. For the years ended December 31, 2023, 2024 and 2025, we generated all of our revenue from businesses outside mainland China. We do not sell testing products, solicit customers, or manage customer personal data in mainland China, nor do we have access to such data. Based on advice from our PRC legal counsel, DaHui Lawyers, we believe we are not currently required to obtain any approvals from PRC governmental agencies to operate our business or to list our securities internationally.
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
The Holding Foreign Companies Accountable Act
We are headquartered in Hong Kong. Given our operations in Hong Kong and our listing on Nasdaq, we are subject to the Holding Foreign Companies Accountable Act (HFCAA), which may impact investors in our securities. The HFCAA, enacted in December 2020 and amended by the Consolidated Appropriations Act of 2023, requires the U.S. Securities and Exchange Commission (the "SEC") to identify issuers whose audit reports are prepared by accounting firms that the Public Company Accounting Oversight Board (PCAOB) cannot inspect or investigate fully due to foreign jurisdictional restrictions. If an issuer is identified as a "Commission-Identified Issuer" for two consecutive years, the SEC must prohibit the trading of the issuer’s securities on U.S. exchanges, which could affect the liquidity and value of our shares.
For the fiscal year ended December 31, 2025, our financial statements were audited by Deloitte Touche Tohmatsu, a Hong Kong-based accounting firm registered with the PCAOB. In 2022, the PCAOB entered into a Statement of Protocol with the China Securities Regulatory Commission (CSRC) and the Ministry of Finance of the People’s Republic of China, allowing PCAOB inspections of audit firms in mainland China and Hong Kong. Since 2023, the PCAOB has successfully conducted inspections of Hong Kong-based audit firms, including those auditing U.S.-listed companies. As a result, the PCAOB vacated its prior determinations of non-compliance for Hong Kong firms in December 2023, and as of December 31, 2025, there are no PCAOB-identified jurisdictions posing inspection barriers. Consequently, we have not been identified as a Commission-Identified Issuer under the HFCAA for fiscal year 2025.
Risks Relating to Doing Business in Hong Kong
While we currently have no business operations in mainland China and do not utilize Variable Interest Entity (VIE) structures, our operations in Hong Kong as a Special Administrative Region of China expose us to certain legal and regulatory risks. The Chinese government maintains significant oversight authority over Hong Kong, and changes in PRC policies or their application to Hong Kong, particularly regarding data security, cybersecurity reviews, or foreign investment restrictions, could materially impact our business. Although existing PRC regulations such as the Data Security Law and Personal Information Protection Law do not currently apply directly to our operations, any future extension of these or similar regulations to Hong Kong could subject us to new compliance obligations, potentially affecting our ability to operate efficiently, accept foreign investment, or maintain our U.S. listing. Furthermore, evolving U.S.-China relations and related policies may create additional regulatory complexities for Hong Kong-based companies like ours. We continue to monitor these developments and assess potential impacts on our operations and strategic plans.
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
As a result of all of the above, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Securities — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations, and a majority of our directors and executive officers reside, outside of the United States."

A.[Reserved]

B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Summary of Risk Factors
An investment in our Class A Ordinary Shares and Warrants involves significant risks. Below is a selected summary of certain material risks we face. These and other risks are more fully described under “ — D. Risk Factors.” You should carefully consider such risks before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition, results of operations or prospects could be materially and adversely affected by any of these risks.
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

•Our business metrics and key performance indicators are calculated using internal data, methodologies and assumptions that are subject to inherent limitations, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.
•We have incurred net losses since our inception, and we anticipate that we will continue to incur losses for the foreseeable future, which could harm our future business prospects.
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
•We have acquired digital assets in connection with our previous treasury strategy, which exposes us to financial and regulatory risks.
•We rely on a limited number of suppliers, manufacturers, distributors and other service providers, and may not be able to find replacements or immediately transition to alternatives, which could adversely affect our ability to meet customer demand.
•Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations.
•Our business significantly depends upon the strength of our brands, including Prenetics, CircleDNA and IM8, and any harm to our brands or reputation may materially and adversely affect our business and results of operations.
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
•We face risks associated with the acquisition and divestiture of businesses.
•We are highly dependent on our senior management team and key advisors and personnel, and our business and operating results could be harmed if we are unable to retain senior management and key personnel and to attract and retain qualified personnel necessary for our business.
•The sizes of the markets and forecasts of market growth for the demand of our current and pipeline products and services are based on a number of complex assumptions and estimates that are subject to change, and may be inaccurate.
•We may need to raise additional funds to develop our platform, commercialize new products or expand our operations, and we may be unable to raise capital when needed, or on acceptable terms, or at all.
•We may incur debt or assume contingent or other liabilities or dilute our shareholders in connection with acquisitions or strategic alliances.
•If we fail to implement and maintain an effective system of internal controls in the future, we may be unable to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the market price of the Class A Ordinary Shares and the Warrants.
•We depend on the information systems of our own and those of third parties for the effective service on our websites, mobile applications, and in our computer and logistics systems, and for the overall effective and efficient functioning of our business. Failure to maintain or protect our information systems and data integrity effectively could harm our business, financial condition and results of operations.

Risks Relating to Doing Business in Hong Kong
•We are subject to risks associated with our operations in Hong Kong, a Special Administrative Region of China.
•Since Hong Kong is a special administrative region of China, legal and operational risks associated with operating in China also apply to operations in Hong Kong and could materially and adversely affect our business and results of operations.
•Unfavorable economic and political conditions in Hong Kong and other parts of Asia could materially and adversely affect our business, financial condition, and results of operations.
•The mainland Chinese government has significant oversight, discretion and control over the manner in which companies incorporated under the laws of mainland China must conduct their business activities, but as we operate in Hong Kong and not mainland China, the mainland Chinese government currently does not exert direct oversight and discretion over the manner in which we conduct our business activities. However, there is no guarantee that the mainland Chinese government will not seek to intervene or influence our operations at any time. If we were to become subject to such oversight, discretion or control, including over overseas offerings of securities and/or foreign investments, it may result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline, or be worthless, which would materially affect the interests of the investors.
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
•Tariffs and trade restrictions on non-U.S. materials could adversely affect our supply chain, costs, and financial performance.
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
•Our nutritional supplement products are affected by extensive regulations and our failure to comply with any regulations could lead to significant penalties or claims, which could materially harm our financial condition and operating results.
•We plan to expand our business and operations internationally to various jurisdictions in which we do not currently operate and where we have limited operating experience, all of which exposes us to business, regulatory, political, operational and financial risk.
Risks Relating to Intellectual Property and Legal Proceedings
•We may be subject to legal proceedings and litigation, which are costly to defend, and adverse publicity about any investigation, litigation, regulatory or legal action against us or our senior management could harm our reputation and business.
•We depend on intellectual property licensed from third parties for development and commercialization of certain products, and the termination of the licenses or other agreements permitting us to use such intellectual property or failure of such third parties to maintain or protect such intellectual property could result in the loss of significant rights by us, which would harm our business.

•We rely substantially on our trademarks and trade names. If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be harmed.
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
•Future resales of our ordinary shares issued to our shareholders and other significant shareholders may cause the market price of our Class A Ordinary Shares to drop significantly, even if our business is doing well.
•Our dual-class voting structure may limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.
•The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.
•We are an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make our Class A Ordinary Shares and Warrants less attractive to investors, which could have a material and adverse effect on us, including our growth prospects.
•We qualify as a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.
•We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our Class A Ordinary Shares and could diminish our cash reserves.
•As a company incorporated in the Cayman Islands and a “controlled company” within the meaning of the Nasdaq corporate governance rules, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies or rely on exemptions that are available to a “controlled company”; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.
•You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of the Cayman Islands, and we conduct substantially all of our operations, and a majority of our directors and executive officers reside, outside of the United States.
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
•We may issue additional securities without shareholder approval in certain circumstances, which would dilute existing ownership interests and may depress the market price of our shares.
•We have granted in the past, and we will also grant in the future, share incentives, which may result in increased share-based compensation expenses.
•The exercise or exchange of our outstanding warrants will dilute the ownership interest of existing shareholders and could adversely affect the market price of our Class A Ordinary Shares and Warrants.

•Our complex capital structure, including multiple classes of warrants with differing terms, may create uncertainty for investors and could adversely affect the trading price of our securities.
•The significant increase in our authorized share capital may result in additional dilution to existing shareholders.
•A provision in the Existing Warrant Agreement may result in additional dilution to our shareholders.
•Our securities may be delisted from Nasdaq as a result of our failure of meeting the Nasdaq continued listing requirements.
Risks Relating to Taxation
•We may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders of our Class A Ordinary Shares or warrants.
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
Our recent expansion into the consumer health and wellness market through the launch of IM8, a premium supplements brand co-founded with David Beckham, introduces additional risks that could materially and adversely affect our business and future prospects. The success of IM8 is contingent upon factors such as: (i) the ability to develop and market products that meet consumer preferences and health trends; (ii) establishing and maintaining a strong brand reputation in a competitive market; (iii) effective collaboration with partners like David Beckham and institutions such as the San Francisco Research Institute; (iv) navigating regulatory requirements for health supplements across various jurisdictions; and (v) managing supply chain logistics, especially following the divestiture of our Europa 3PL business, to ensure timely distribution and product availability. Failure in any of these areas could impede the successful commercialization of IM8 products, thereby adversely impacting our revenue and profitability.
If our products and services do not deliver reliable results as expected, our reputation, business and operating results will be adversely affected.
The success of our products and services depends on the market’s confidence that we can provide safe and effective health supplement products through IM8, and reliable test kits that enable high-quality genomic testing with high accuracy, sensitivity and specificity and with short turnaround times through CircleDNA. There is no guarantee that the success and growth we have demonstrated to date will continue as our product deliveries increase and our product portfolio expands.
Our products and services use a number of complex and sophisticated biochemical and bioinformatics processes, many of which are highly sensitive to external factors, including human error. An operational, technological, user or other failure in one of these complex processes or fluctuations in external variables may result in performance outcomes that are lower than we anticipate or result in customer dissatisfaction. As a result, the efficacy and commercial attractiveness of our products may be adversely affected, and our reputation may be harmed. If our products do not perform, or are perceived to not have performed, as expected or favorably in comparison to competitive products, our operating results, reputation, and business will suffer, and we may also be subject to legal claims arising from product limitations, errors, or inaccuracies.
Furthermore, there is no guarantee that customers will always use these products properly in the manner in which they are intended. Any intentional or unintentional misuse of these products by customers could lead to substantial civil and criminal monetary and non-monetary penalties, and could result in significant legal and investigatory fees.
Our business metrics and key performance indicators are calculated using internal data, methodologies and assumptions that are subject to inherent limitations, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.
We track a number of operational and business metrics to evaluate the performance and growth of our business, including, among others, monthly revenue, annualized recurring revenue ("ARR"), average order value, new customer subscription rate, customer orders, and others. Our metrics and key performance indicators ("KPIs") are calculated using internal company data, definitions and methodologies that have not been independently verified by any third party and are not based on any standardized industry methodology. Other companies, including companies in the consumer health and direct-to-consumer industries, may calculate similarly titled metrics differently, which may reduce the value of such metrics as a basis for comparison.
We are a relatively early-stage company, and our business, particularly our IM8 brand, is growing rapidly across more than 30 countries, with significant operational complexity spanning product formulation, manufacturing, global distribution, subscription management, digital marketing and customer support. As our business scales, we are required to process and analyze increasingly large volumes of transactional, financial and operational data across multiple systems, platforms and geographies. While we have invested, and expect to continue to invest, in data infrastructure, internal controls and analytical tools designed to ensure the accuracy and reliability of our reported metrics, there can be no assurance that our current or future systems will be adequate to manage the growing scale and complexity of our operations or that our data will be free from errors, omissions or inaccuracies.
Our metrics may be affected by a number of factors, including but not limited to: limitations or errors in our data collection, processing or reporting systems; challenges in accurately tracking customer behavior across platforms and regions, including with respect to subscription renewals, cancellations and refund activity; the use of estimates or assumptions in the calculation of certain metrics; changes in our internal definitions or methodologies over time, which may limit period-to-period comparability; the impact of promotional activity, seasonal fluctuations or product launches on short-term metrics; and discrepancies between internal and externally reported data due to timing, rounding or classification differences. In addition, as we enter new markets and introduce new products, our existing systems and processes may not be sufficient to capture and report operational data with the same degree of accuracy or granularity as in our more established markets.
If our metrics are found to contain material inaccuracies, or if investors or analysts perceive them to be unreliable, our credibility and reputation could be harmed, which could in turn negatively affect the trading price of our Class A Ordinary Shares and Warrants. Furthermore, if we are unable to maintain accurate and reliable operational data, our management's ability to make informed strategic and operational decisions could be impaired, which could adversely affect our business, financial condition and results of operations. We may also need to expend significant additional resources to improve our data infrastructure and internal controls, and there can be no assurance that such efforts will be successful or timely.
We also expect that, as our business continues to evolve, we may revise or cease reporting certain metrics, or introduce new metrics, in order to better reflect the performance of our business. Any such changes could make it more difficult for investors to assess our historical or future performance on a consistent basis.
We have incurred net losses since our inception, and we anticipate that we will continue to incur losses for the foreseeable future, which could harm our future business prospects.
We have incurred substantial losses since our inception. For the years ended December 31, 2023, 2024 and 2025, our net losses were $64.8 million, $49.8 million and $38.7 million, respectively. We have historically financed our operations principally from the issuances of ordinary shares, preferred shares, convertible securities and warrants to third-party investors. We may continue to incur losses both in the near term and longer term as we continue to devote a significant portion of our resources to, among other things, expanding into consumer health, developing international markets, scaling up our business and operations, engaging in marketing activities to increase public awareness and acceptance of our products, engaging in continued research and development, and other related business activities, and as we incur additional costs associated with operating as a public company.
While our revenue has increased over time, given the numerous risks and uncertainties associated with our research, development, and commercialization efforts, we expect to continue to incur significant losses as we develop and invest in our business, and we are unable to predict when we will become profitable on a sustained basis or at all. Our ability to achieve or sustain profitability is based on numerous factors, many of which are beyond our control, including, among other factors, market acceptance of our products, future product development, our market penetration, our margins and our ability to commercialize our pipeline of products. Losses have historically had an adverse effect on our working capital, total assets and shareholders’ equity, and expected future losses may continue to have an adverse effect on our working capital, shareholders’ equity, and the price of the Class A Ordinary Shares and the Warrants. Our failure to achieve and sustain profitability in the future would negatively affect our business, financial condition, results of operations and cash flows, and could cause the market price of the Class A Ordinary Shares and the Warrants to decline.
We have a limited history introducing new products and services to our customers. The future prospects of our business may be harmed if our efforts to attract new customers and engage existing customers by introducing new products are unsuccessful.
Our success depends on our ability to continuously attract new customers and retain and engage existing customers. If we are unable to introduce new and enhanced products and services, or if we introduce new products or services that are not favorably received by the market, we may not be able to attract or retain customers.
Our marketing efforts for CircleDNA and IM8 currently include various initiatives and consist primarily of digital marketing on a variety of social media channels, such as YouTube, Instagram, LinkedIn, Facebook, search engine optimization on websites, such as Google and Facebook Ads, various branding strategies, and email. During the fiscal year ended December 31, 2025, we spent $35.5 million on selling and marketing expenses, representing 38.5% of our revenue from continuing operations. We anticipate that sales and distribution expenses will continue to represent a significant percentage of our overall operating costs for the foreseeable future.
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
Further, if we incur excessive expenses in this effort, our business, financial condition, and results of operations may be adversely affected. We and our content creators use third-party social media platforms to raise awareness of our brands and engage with our customers. As existing social media platforms evolve and new platforms develop, we and our content creators must continue to maintain a presence on these platforms and establish a presence on emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to acquire new customers and our financial condition may suffer. Furthermore, as laws and regulations governing the use of these platforms evolve, any failure by us, our content creators, our sponsors, or other third parties acting at our direction, to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, class action lawsuits, liability, fines, or other penalties and adversely affect our business, financial condition, and results of operations.
In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on us to monitor such materials, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. For example, in some cases, the Federal Trade Commission (the “FTC”), has sought enforcement action against parties whose use of an endorsement has failed to clearly and conspicuously disclose a financial relationship or material connection between a social media content creator and an advertiser.
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
Further, laws and regulations, including associated enforcement priorities, rapidly evolve to govern social media platforms and other internet-based communications, and any failure by us, our ambassadors, or other third parties acting at our direction or on our behalf, to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, class action lawsuits, liability, fines, or other penalties. Other risks associated with the use of social media and internet-based communication include improper disclosure of proprietary information, negative comments about our brand or products, exposure of confidential or personal information, fraud, hoaxes, or malicious dissemination of false information. Damage to our brand image and our reputation could have an adverse effect on our business, financial condition, and results of operations.
We have acquired digital assets in connection with our previous treasury strategy, which exposes us to financial and regulatory risks.
Between June and December 2025, we pursued a digital asset treasury strategy under which we acquired approximately 510 Bitcoin as of the date of this Annual Report. On December 4, 2025, we ceased all further digital asset acquisitions, and on December 30, 2025, the board of directors determined that the Company would not allocate any existing or new capital for the purpose of acquiring additional digital assets. We retain our existing digital asset holdings as a long-term treasury reserve asset. As of December 31, 2025, the fair value of our digital asset holdings represented a significant portion of our total assets.
The price of digital assets has historically been subject to dramatic fluctuations and is highly volatile. A significant decline in the market price of our digital assets could have a material adverse effect on the carrying value of our digital asset holdings, our financial condition, results of operations and the trading price of our Class A Ordinary Shares.
Under IFRS Accounting Standards, we account for our digital asset holdings as intangible assets using the revaluation model. Under this model, increases in fair value are generally recognized in other comprehensive income and accumulated in equity as a revaluation surplus, except to the extent they reverse previously recognized decreases in profit or loss. Decreases in fair value are generally recognized in profit or loss, except to the extent they offset any existing revaluation surplus for the same asset.
Accordingly, fluctuations in the price of Bitcoin may introduce significant volatility to our profit or loss, other comprehensive income and equity that are unrelated to the performance of our core consumer health business.
A material decline in the price of our digital assets in any reporting period would result in significant unrealized losses in profit or loss, which could adversely affect investor perception of our financial performance, even if our operating business is performing well. Conversely, any gains recognized in one period may not be sustained in subsequent periods.
Bitcoin is a relatively novel asset class, and our use of Bitcoin as a long-term treasury reserve asset is subject to a number of risks and uncertainties, including but not limited to the following:
•Regulatory uncertainty. The regulatory framework governing digital assets is evolving and varies across jurisdictions. Government authorities around the world, including in the United States, the Cayman Islands, Hong Kong and other jurisdictions in which we operate, may adopt laws, regulations or directives that adversely affect the use, transfer, exchange, value or holding of digital assets. Regulatory actions could restrict our ability to hold digital assets, require us to divest our holdings, impose additional reporting, tax or compliance obligations, or create an adverse environment that negatively impacts the value of our digital assets. There can be no assurance that future regulatory developments will not have a material adverse effect on the value of our digital asset holdings or our ability to retain them.

•Custody and security risks. Our digital assets are held in custody by a third-party custodian. Despite our use of institutional-grade custodial arrangements, there is a risk that our digital assets could be lost, stolen or destroyed through cyberattacks, security breaches, unauthorized access, fraud, technical failures or other events beyond our control. There may be limited or no recovery available in the event of such a loss. Unlike cash deposits at banking institutions, digital assets held in custodial accounts are generally not protected by deposit insurance or similar protections. Any security breach or loss of our digital assets could have a material adverse effect on our financial condition.
•Limited operating history and precedent. Holding digital assets as a corporate treasury reserve asset is a relatively recent practice, and there is limited historical precedent for the long-term performance of such strategies. Our decision to retain digital assets as a treasury reserve asset may not generate the returns or provide the inflation protection anticipated by our management. The performance of digital assets relative to other assets that we could hold in our treasury, such as cash, money market instruments or government securities, is uncertain, and past performance of digital assets is not indicative of future results.
•Liquidity and market disruption. Although digital assets are currently traded on a number of digital asset exchanges worldwide, there is no assurance that a liquid market for digital assets will be maintained. Digital asset exchanges and trading platforms have in the past experienced significant outages, delays, fraud, security breaches and closures. If the exchanges or platforms through which we may seek to sell our digital assets were to become unavailable or experience disruptions, or if market liquidity were to decline significantly, we may be unable to sell our digital assets at favorable prices or at all when we desire to do so.
•Taxation. The tax treatment of digital assets is uncertain and evolving. Changes in tax laws, regulations or interpretations in the Cayman Islands, Hong Kong, the United States or other jurisdictions in which we operate could adversely affect the tax consequences of holding, transferring or disposing of digital assets. In particular, the tax treatment of unrealized gains on our digital asset holdings may vary by jurisdiction and could result in additional tax liabilities. Any increase in our tax liabilities related to our digital asset holdings could adversely affect our financial condition and results of operations.
We rely on a limited number of suppliers, manufacturers, distributors and other service providers, and may not be able to find replacements or immediately transition to alternatives, which could adversely affect our ability to meet customer demand.
We rely on a limited number of suppliers for materials, manufacturers, distributors and genome sequencing service providers. We do not have long-term agreements with most of our suppliers, and our suppliers could cease supplying these materials and services at any time, or fail to provide us with sufficient quantities of materials or services that meet our specifications or that are satisfactory to us. Obtaining substitute materials and services could be difficult, time-consuming and costly and it could require us to redesign our products or revalidate our test kits. Our laboratory operations could be interrupted if we encounter delays or difficulties in securing reagents, sequencers or other equipment or materials, and if we cannot timely obtain acceptable substitutes such interruptions could significantly affect our ability to develop, distribute and commercialize our products and could adversely affect our ability to meet customer demand.
We rely entirely on third-party manufacturers, suppliers and distribution partners for the production, quality testing, fulfillment and delivery of our products, and do not maintain or plan to develop in-house manufacturing or distribution capability. Our IM8 products are manufactured by a limited number of nutraceutical manufacturers in FDA-registered facilities in the United States and undergo independent third-party testing through NSF Certified for Sport. While the principal raw materials used in our products are generally available from multiple suppliers and we have not historically experienced material difficulty in sourcing required quantities, any failure by our contract manufacturers or logistics partners to meet our quality specifications, production timelines or delivery requirements could disrupt our operations and adversely affect our ability to fulfill customer orders. Although we have adopted a diversification approach by engaging manufacturers and suppliers across different countries and regions, and we believe that alternative partners with comparable capabilities are available in our principal markets, any transition to new partners may require significant time and resources, during which our business, reputation and results of operations could be adversely affected.
Although we maintain relationships with suppliers with the objective of ensuring that we have adequate supply for the delivery of our products and services, increases in demand for our products and services can result in supply shortages and higher costs. Our suppliers may not be able to meet our delivery schedules or performance and quality specifications, and we may not be able to purchase such items at a competitive cost. Further, we may experience shortages in certain items as a result of limited availability, increased demand, pandemics or other outbreaks of contagious diseases, weather conditions and natural disasters, as well as other factors outside of our control. In addition, our freight costs may increase due to factors such as limited carrier availability, increased fuel costs, increased compliance costs associated with new or changing government regulations, pandemics or other outbreaks of contagious diseases, and inflation. Furthermore, the prices charged for our products may not reflect changes in our packaging material, freight, tariff and energy costs at the time they occur, or at all. Any of the foregoing risks, if they occur, could have a material adverse effect on our business, financial condition and results of operations.
Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations.
Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to: (i) the level of demand for our products; (ii) the timing and cost of, and level of investment in, research, development, manufacturing, regulatory approval and commercialization activities relating to our products, which may change from time to time; (iii) sales and marketing efforts and expenses; (iv) the rate at which we grow our sales force and the speed at which newly hired salespeople become effective; (v) changes in the productivity of our sales force; (vi) positive or negative coverage in the media or clinical publications of our products; (vii) the cost of manufacturing our products, which may vary depending on the quantity of production and the terms of our arrangements with our suppliers; (viii) introduction of new or enhanced products or technologies by us or others in our industries and markets; (ix) pricing pressures; (x) expenditures that we may incur to acquire, develop or commercialize products; (xi) the degree of competition in, and any change in the competitive landscape of, our industries and markets; (xii) changes in governmental regulations or in the status of our regulatory approvals or requirements; (xiii) future accounting pronouncements or changes in our accounting policies; and (xiv) general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.
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
Our business significantly depends upon the strength of our brands, including Prenetics, CircleDNA and IM8, and any harm to our brands or reputation may materially and adversely affect our business and results of operations.
We believe that the brand identity that we have developed has significantly contributed to the success of our business. It is critical that we continue to maintain and enhance the recognition and reputation of our brands.
Many factors, some of which are beyond our control, are important to maintaining and enhancing our brands and if not properly managed, may cause material harm to our brands. These factors include our ability to: (i) provide effective, safe, accurate and user-friendly health supplement products and testing services to customers; (ii) maintain the efficiency, reliability and quality of the health supplement products and testing services we provide to our consumers; (iii) maintain or improve consumer satisfaction with our after-sale services; (iv) increase brand awareness through marketing and brand promotion activities; and (v) preserve our reputation and goodwill in the event of any negative publicity on our services, product quality, price, data privacy and security, our industry and other players within the industry, or other issues affecting us or our peers.
If our products and services are perceived by the public to be of poor quality or if our test kits are perceived to provide inaccurate results or significantly delayed responses, such perception, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new clients and customers or retain our current clients and customers. If we fail to promote and maintain our brands including “Prenetics,” “CircleDNA,” “IM8,” or if we incur excessive expenses in this effort, our business, operating results and financial condition may be materially and adversely affected. We anticipate that, as the market becomes increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive.
In addition, we have entered into brand ambassadorship and partnership arrangements with a number of high-profile athletes and public figures, including our co-founding partner David Beckham, World No. 1 tennis player Aryna Sabalenka, Formula 1 driver Ollie Bearman and NBA champion Giannis Antetokounmpo, among others. These individuals are closely associated with our IM8 brand and feature prominently in our marketing campaigns and public communications. The actions and conduct of these individuals are outside of our control. If any of our brand ambassadors or partners were to engage in conduct that is, or is perceived to be, illegal, unethical, socially objectionable or otherwise inconsistent with the values associated with our brands, or if they become the subject of allegations of misconduct, criminal proceedings, regulatory investigations, personal controversies or other reputational issues, whether or not such matters are ultimately substantiated, the negative publicity could adversely affect public perception of our brands. Furthermore, the termination or non-renewal of any such partnership, whether initiated by us in response to reputational concerns or by the ambassador for other reasons, could reduce the effectiveness of our marketing efforts, require us to incur costs to transition to alternative brand strategies, and result in the loss of the commercial benefits associated with such partnerships. Any of the foregoing could harm our brand image, reduce consumer trust, and materially and adversely affect our business, financial condition and results of operations.
If we cannot provide quality technical and customer and user support, we could lose customers, and our business and prospects may be adversely affected.
The provision of our products and services to our customers requires ongoing customer and user support and therefore recruitment, training and retention of technical, customer and user support teams. Hiring technical and customer and user support personnel is very competitive in the industry due to the limited number of people available with the necessary scientific and technical backgrounds and ability to understand our platform, products and services at a technical level. To effectively support potential new customers and ultimately users, we will need to substantially develop a technical and customer and user support staff. If we are unable to attract, train or retain the number of qualified technical and customer and user support personnel sufficient to meet our business needs, our business and prospects will suffer.
If we are unable to successfully expand our sales and marketing infrastructure to match our growth, our business may be adversely affected.
We currently have a limited sales and marketing organization and limited experience distributing preventive or consumer health products. Our future growth depends on scaling this infrastructure, including hiring, training, and retaining qualified personnel, which requires significant time and resources. New sales representatives may take time to become effective, and underperformance could delay revenue generation and diminish returns on our investment.
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
The launch of our new nutrient products under the IM8 brand may face challenges that could impact our results of operations and reputation.
The launch of our new nutrient products under the IM8 brand carries several risks that could negatively impact our results of operations and brand reputation. These include challenges in achieving market acceptance as consumer demand may fall short of expectations. Additionally, delays in obtaining regulatory approvals or meeting compliance requirements could hinder our products’ launch in key markets. Supply chain disruptions, production delays, or quality control issues could further delay market entry or lead to shortages and customer complaints, affecting both sales and brand perception.
The competitive nature of the nutrient product market also presents risks, as established competitors may introduce similar or superior products, making it difficult for IM8 to gain market traction. Moreover, the success of IM8 depends heavily on effective marketing and the public perception of our brand, and failure in these areas could harm consumer trust and loyalty. The development of our IM8 business may also strain our financial and operational resources, with significant upfront costs related to marketing, R&D, and distribution. If IM8 fails to meet revenue expectations, it could result in financial losses and hinder our long-term success.

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
We face risks associated with the acquisition and divestiture of businesses.
We have expanded our products and markets in part through strategic acquisitions, joint ventures and equity investments and may continue to do so in the future, depending on our ability to identify and successfully pursue suitable candidates and partners. In addition, we have made certain cash investments into investment funds.
Acquisitions involve numerous risks, including risks inherent in entering new markets in which we may not have prior experience; potential loss of significant customers or key personnel of the acquired business; not obtaining the expected benefits of the acquisition on a timely basis or at all; managing operations in new geographies; and potential diversion of management’s attention from other aspects of our business operations. Acquisitions may also cause us to incur debt or result in dilutive issuances of our equity securities, write-offs of goodwill and substantial amortization expenses associated with other intangible assets. We may not be able to obtain financing for future acquisitions on favorable terms, making any such acquisitions more expensive. Any such financing may have terms that restrict our operations. We may not be able to successfully integrate the operations of any acquired businesses into our operations and achieve the expected benefits of any acquisitions, and certain acquisitions or divestitures may not have the desired effect of enhancing our business and operations. Our acquisitions and divestitures could in the future result in exposure to contingent or unexpected liabilities, such as litigation.
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
When we acquire businesses, products or technologies, our due diligence reviews are subject to inherent uncertainties and may not reveal all potential risks. Incomplete or inaccurate information could result in financial losses, and our auditor may face challenges in evaluating investment valuations due to limited transparency into underlying assets. We may fail to discover or may inaccurately assess undisclosed or contingent liabilities, including liabilities for which we may have responsibility as a successor to the seller or the target company. As a successor, we may be responsible for any past or continuing violations of law by the seller or the target company. Although we generally attempt to seek contractual protections, such as representations and warranties and indemnities, we cannot be sure that we will obtain such provisions in our acquisitions and divestitures or that such provisions will fully protect us from all unknown, contingent or other liabilities or costs. In addition, claims relating to any acquisition or divestiture may necessitate our seeking or defending claims for which the seller or the buyer may not indemnify us or that may exceed the scope, duration or amount of the seller’s or buyer’s indemnification obligations.

We may not consummate a potential acquisition for a variety of reasons, but still incur material costs in connection with an acquisition that we cannot recover. The failure to successfully integrate newly acquired businesses or achieve the expected benefits of strategic acquisitions in the future, or consummate a potential acquisition after incurring material costs, could have an adverse effect on our business, results of operations and financial position.
Joint ventures could also present potential additional risks to our business, including risks inherent in taking on a partner which limits our ability to make decisions in our strategy and operations unilaterally and differences in culture, experience and expectations could adversely affect our ability to work successfully with our partners. In growing our business, we also have made and may continue to make equity investments in other companies to provide greater opportunities for business collaboration, operational efficiency and financial gain. These equity investments may pose a risk to our business, if the companies we invest in have financial losses, suffer from market volatility, and become subject to new regional laws and regulations.
In addition, we have divested, and may divest in the future, businesses, brands and assets as part of ongoing efforts to refine our portfolio and redefine our strategic priorities. These divestitures may adversely affect our business, results of operations or financial condition if we are unable to offset the dilutive impacts from the loss of revenue associated with the divested businesses, brands or assets or otherwise achieve the anticipated benefits or cost savings from the divestitures. Furthermore, businesses, brands or assets under consideration for, or otherwise subject to, divestiture may be adversely impacted prior to completion of the divestiture, which could adversely affect our business, results of operations or financial condition.
We are highly dependent on our senior management team and key advisors and personnel, and our business and operating results could be harmed if we are unable to retain senior management and key personnel and to attract and retain qualified personnel necessary for our business.
We are highly dependent on our senior management team and key advisors and personnel. Our success will depend on our ability to retain senior management and to attract and retain qualified advisors and personnel in the future, including sales and marketing professionals and other highly skilled personnel and to integrate current and additional personnel in all departments. To induce valuable employees to remain at our Company, in addition to salary and cash incentives, we have issued, and will in the future issue, equity incentive awards that vest over time. The value to employees of such equity incentive awards that vest over time may be significantly affected by movements in our share price which is beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management and development teams may terminate their employment with us on relatively short notice, even where we have employment agreements in place. The standard employment agreement of our employees provides that the employee can terminate the employment by giving at least one month’s notice or payment in lieu of notice, which means that any of our employees could leave their employment at any time on relatively short notice or without notice at all. We also do not maintain “key person” insurance policies on the lives of these people or the lives of any of our other employees. The loss of members of our senior management, sales and marketing professionals and scientists, as well as contract employees could result in delays in product development and harm our business. In particular, the loss of the services of Mr. Danny Yeung, our Director, Chairperson and Chief Executive Officer, could significantly delay or prevent the achievement of our strategic objectives and otherwise have a material adverse impact on our business. If we are not successful in attracting and retaining highly qualified personnel, our business, financial condition and results of operations will be negatively impacted.
Competition for skilled personnel across virtually all areas where we operate and need to attract additional talent is intense. If we are not successful in attracting and retaining highly qualified personnel, the rate and success at which we can develop and commercialize our products will be limited, and our business, financial condition and results of operations would be negatively impacted.
In addition, we rely on our scientific advisory board comprised of accomplished scholars and experts to offer invaluable insights on the latest scientific developments and provide guidelines on development of our pipeline products. If any of our scientific advisors leaves the advisory board, our research and development capabilities may be negatively affected.

The sizes of the markets and forecasts of market growth for the demand of our current and pipeline products and services are based on a number of complex assumptions and estimates that are subject to change, and may be inaccurate.
Our estimates of the total addressable markets for our products and services, including CircleDNA and IM8 are based on a number of internal and third-party estimates. Market opportunity estimates and growth forecasts included in this annual report have been derived from a variety of sources, including market research and our own internal estimates, and the conditions supporting our assumptions or estimates may change at any time.
Our market opportunity may also be limited by new services and products that enter the market. If any of our estimates prove to be inaccurate, the market opportunity for our existing and pipeline products and services could be significantly less than we estimate. If this turns out to be the case, it may impair our potential for growth and our business and future prospects may be materially and adversely affected.
We may need to raise additional funds to develop our platform, commercialize new products or expand our operations, and we may be unable to raise capital when needed, or on acceptable terms, or at all.
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
There is no guarantee additional funding will be available when needed or on acceptable terms, or at all. If we cannot secure sufficient capital, we may need to scale back or delay development, commercialization, or operational initiatives. Deterioration in global economic or financial conditions could further limit our financing options, which may materially impact our business, financial condition, and results of operations.
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
We are subject to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, which require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and if we are not a non-accelerated filer by then, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. We may be unable to timely complete the evaluation testing and any required remediation.
Our management conducted an evaluation of the effectiveness of our internal control over financial reporting and concluded that our internal control over financial reporting was effective as of December 31, 2025. However, there is no assurance that we will not have any material weakness or deficiencies in the future. Even effective internal control can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. Any failure to remediate the deficiencies, or the development of new deficiencies or material weaknesses in our internal control over financial reporting, could result in material misstatements in our financial statements, which in turn could have a material adverse effect on our financial condition.
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
We depend on the information systems of our own and those of third parties for the effective service on our websites, mobile applications, and in our computer and logistics systems, and for the overall effective and efficient functioning of our business. Failure to maintain or protect our information systems and data integrity effectively could harm our business, financial condition and results of operations.
We rely on both internal and third-party information systems to operate our websites, manage logistics, manufacture and distribute products and services, and support critical functions such as accounting, inventory, and compliance. Any system failure—whether due to cyberattacks, software malfunctions, human error, or natural disasters—could disrupt operations, compromise data integrity, or expose confidential information.
Cybersecurity threats are becoming more sophisticated and prevalent. Unauthorized access, data breaches, or theft of intellectual property could lead to costly remediation efforts, reputational harm, and business disruption. Similar risks apply to our collaborators, suppliers, and service providers.
Our operations also depend on reliable transportation and logistics. Delays, losses, or damages—particularly during peak periods or due to external events like pandemics, geopolitical unrest, or natural disasters—could impact our ability to deliver or process products and services, resulting in lost revenue and customer dissatisfaction.
Our insurance coverage may be limited and not sufficient to cover all potential losses. Maintaining and protecting our systems requires ongoing investment, and any failure to do so could materially affect our business and financial performance.
Risks Relating to Doing Business in Hong Kong
We are subject to risks associated with our operations in Hong Kong, a Special Administrative Region of China.
•We currently have no business operations in mainland China and do not utilize Variable Interest Entity (“VIE”) structures. Our operations are based in Hong Kong as a Special Administrative Region of China, which subjects us to a different regulatory framework than mainland Chinese companies. However, our Hong Kong operations expose us to certain legal and regulatory risks related to China.
•Special Administrative Region Status: While Hong Kong operates under the "One Country, Two Systems" framework with its own legal and regulatory system, the Chinese government maintains significant oversight authority over Hong Kong. Changes in PRC policies or their application to Hong Kong could materially impact our business operations, regulatory compliance requirements, and ability to operate under the current legal framework.
•Potential Regulatory Extension: Although existing PRC regulations such as the Data Security Law, Cybersecurity Law, and Personal Information Protection Law do not currently apply directly to our Hong Kong operations, any future extension of these or similar regulations to Hong Kong could subject us to new compliance obligations. This could potentially affect our ability to operate efficiently, accept foreign investment, or maintain our U.S. listing.
•Geopolitical Risks: Evolving U.S.-China relations and related policies may create additional regulatory complexities for Hong Kong-based companies like ours. Changes in trade policies, sanctions, or other geopolitical developments could affect our operations, market access, or ability to maintain our U.S. listing.
Since Hong Kong is a special administrative region of China, legal and operational risks associated with operating in China also apply to operations in Hong Kong and could materially and adversely affect our business and results of operations.
Prenetics, the holding company, does not conduct operations in China, though certain of the group’s subsidiaries conduct operations in Hong Kong, a special administrative region of the PRC. As a result, we face various legal and operational risks and uncertainties relating to our operations in Hong Kong, and from the evolving regulatory landscape in the PRC generally. As we presently do not have any business operations in mainland China, either directly or through VIE arrangements, we consider that the current laws and regulations of the PRC applicable in mainland China have no material impact on our business, financial condition or results of operations. However, since Hong Kong and Macau are special administrative regions of China, the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau.
The PRC government has recently indicated an intent to exert more oversight and control over offerings conducted overseas (including those using entity VIE structures) and foreign investment in China-based companies. This has been evidenced by its probe into several U.S.-listed technology companies with operations in mainland China, focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the PRC Data Security Law, how companies collect, store, process and transfer personal data. Currently, these laws and regulations are expected to apply to mainland China domestic businesses, rather than businesses in Hong Kong which operate under a different set of laws from mainland China. However, there can be no assurance that the PRC government will not, in the future, expand the application of such regulations, or adopt new laws, regulations, or policies, that could apply to our operations in Hong Kong, or that the government of Hong Kong may enact similar laws and regulations applicable to companies operating in Hong Kong.. Should the PRC government seek to affect operations of any company with any level of operations in Hong Kong, should certain PRC laws and regulations or these statements or regulatory actions become applicable to us in the future, or should the government of Hong Kong enact similar laws and regulations, it would likely have a material adverse impact on our business, financial condition and results of operations, ability to accept foreign investments and our ability to offer or continue to offer securities to investors in the United States or to list on a U.S. or other international securities exchange, any of which may cause the value of our securities to significantly decline or become worthless. For example, if the recent PRC regulatory actions on data and cyberspace security were to apply to us, including our operations in Hong Kong or Macau, we could become subject to certain cybersecurity and data privacy obligations, including the potential requirement to conduct a cybersecurity review for our listing or continued listing on a U.S. or a foreign stock exchange, and the failure to meet such obligations could result in penalties and other regulatory actions against us and may materially and adversely affect our business and results of operations. Regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macau may also impact our ability to conduct our business, accept foreign investments, or continue to be listed or list on a U.S. or foreign stock exchange.
Unfavorable economic and political conditions in Hong Kong and other parts of Asia could materially and adversely affect our business, financial condition, and results of operations.
Like many other companies that operate in Asia, our business will be materially affected by economic and political conditions in Asia, which could be negatively impacted by many factors beyond our control, such as inability to access capital markets, control of foreign exchange, changes in exchange rates, rising interest rates or inflation, slowing or negative growth rates, government involvement in allocation of resources, inability to meet financial commitments in a timely manner, terrorism, political uncertainty, epidemics or pandemics, civil unrest, fiscal or other economic policy of governments, and the timing and nature of any regulatory reform. Geopolitical uncertainties may also give rise to uncertainties in global economic conditions and adversely affect general investor confidence.
Political unrest such as protests or demonstrations could disrupt economic activities and adversely affect our business. There can be no assurance that these protests and other economic, social, or political unrest in the future will not have a material adverse effect on our financial conditions and results of operations.

The mainland Chinese government has significant oversight, discretion and control over the manner in which companies incorporated under the laws of mainland China must conduct their business activities, but as we operate in Hong Kong and not mainland China, the mainland Chinese government currently does not exert direct oversight and discretion over the manner in which we conduct our business activities. However, there is no guarantee that the mainland Chinese government will not seek to intervene or influence our operations at any time. If we were to become subject to such oversight, discretion or control, including over overseas offerings of securities and/or foreign investments, it may result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline, or be worthless, which would materially affect the interests of the investors.
We currently do not have any business operations in mainland China or generate revenues from any businesses in mainland China. We believe that the laws and regulations of mainland China do not currently have any material impact on our business operations, and the mainland Chinese government does not currently exert direct influence or intervention over the manner in which we conduct our business. However, if we do decide to expand our operations into mainland China in the future, we could be subject to the significant oversight of the mainland Chinese government. In addition, because of our substantial operations in Hong Kong and given the mainland Chinese government’s significant oversight authority over the conduct of business in Hong Kong generally, there is no guarantee that we will not be subject to such direct influence or intervention in the future due to changes in laws or other unforeseeable reasons. There is always a risk that the mainland Chinese government may, in the future, seek to affect operations of any company with any level of operations in mainland China or Hong Kong, including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. There also can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of Hong Kong and adversely affect our business.
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
The PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted in the United States or in other international jurisdictions and/or foreign investment in China-based issuers. Based on the advice of our PRC legal counsel, DaHui Lawyers, we believe that we are currently not required to obtain any permission or approval from the CSRC, CAC or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors.
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
Based on their understanding of the current PRC laws and regulations, our PRC legal counsel, DaHui Lawyers, has advised that we are not required to obtain any prior permission under the M&A Rules or the Opinions from any PRC governmental authorities (including the CSRC) for the offering or listing of our securities in the United States, given that: (a) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to the M&A Rules; and (b) we are not controlled by PRC companies or individuals nor formed for the purpose of seeking a public listing on an overseas stock exchange through acquisition of PRC domestic companies. In addition, our PRC legal counsel, DaHui Lawyers, has advised that the offering or listing of our securities is neither subject to the mandatory cybersecurity review under the Review Measures nor the filing requirements under New Overseas Listing Rules.
However, there is no guarantee that this will continue to be the case in relation to the continued listing of our securities on a securities exchange outside of China, or even if such permission is required and obtained, it will not be subsequently denied or rescinded. Any actions by the Chinese government to exert more oversight and control over offerings or listings that are conducted in the United States or in other international jurisdictions (including those by issuers whose primary operations are in Hong Kong) and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.
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
We conduct our operations primarily through our subsidiaries in Hong Kong and other jurisdictions. For the years ended December 31, 2021, December 31, 2022, December 31, 2023, December 31, 2024, and December 31, 2025 we generated all of our revenue from our businesses outside of mainland China. Moreover, we do not sell any products in mainland China or solicit any customer or collect, host or manage any customer’s personal data in mainland China. Nor do we have access to any personal data of any customer in mainland China that is collected, hosted or managed by our historical minority interest in a genomics business in mainland China. Accordingly, we believe that the laws and regulations of mainland China, including the developments in cybersecurity laws and regulations of mainland China, do not currently have any material impact on our business, financial condition and results of operations or the listing of our securities, notwithstanding the fact that we have substantial operations in Hong Kong.
Pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. While the National People’s Congress of the PRC has the power to amend the Basic Law, the Basic Law also expressly provides that no amendment to the Basic Law shall contravene the established basic policies of the PRC regarding Hong Kong. As a result, national laws of the PRC not listed in Annex III of the Basic Law, including the enacted version of PRC Data Security Law, the revised Measures for Cybersecurity Review (the “Review Measures”) issued by the CAC, and the PRC Personal Information Protection Law, do not apply in Hong Kong.
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
Tariffs and trade restrictions on non-U.S. materials could adversely affect our supply chain, costs, and financial performance
We currently source certain packaging materials, ingredients, components, and equipment used in our business and products from suppliers outside the United States, including in China. Recent and proposed U.S. tariffs, including those announced in 2025 targeting imports from China and Hong Kong, could significantly increase the cost of these non-U.S. materials or disrupt our supply chain. These tariffs may increase our operational costs, particularly for materials not manufactured in the United States.
Higher tariffs could lead to increased prices from our suppliers, reduced availability of critical components, or delays in production and delivery, adversely affecting our ability to meet customer demand. While we are exploring mitigation strategies, such as diversifying our supplier base or seeking alternative materials, there is no assurance that these efforts will fully offset the impact. Additionally, retaliatory tariffs from other countries, as seen in prior trade disputes, could further complicate our global supply chain, particularly given our operations in Hong Kong, which is subject to evolving U.S. and Chinese regulatory oversight.
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
We collect, store, and process sensitive information, including personally identifiable data, genetic and health data, payment details, intellectual property, and other proprietary information. This data relates not only to our customers, but also to third parties and internal operations. We manage such data through cloud-based platforms and maintain safeguards, including logical segregation of sensitive customer data from other business systems. However, these measures may not fully eliminate risks such as unauthorized access, data loss, misuse or modification, and failure to protect this information could materially harm our business.
Our systems and those of our third-party vendors and business partners remain vulnerable to cybersecurity threats, including malware, ransomware, denial-of-service attacks, software failures, and human error. Outages, cyberattacks, or technical malfunctions—whether intentional or accidental—could interrupt our operations, result in the unauthorized disclosure of sensitive information, and expose us to liabilities and compliance issues. We have experienced occasional disruptions in the past and expect continued targeting as cybersecurity threats increase in frequency and sophistication. Service outages by cloud or logistics providers, including during peak demand or holidays, could affect our ability to process, deliver, or receive products and services, damage our reputation, and negatively impact customer satisfaction.
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
Beyond operational risks, we face substantial and growing legal exposure relating to data privacy and protection. We are subject to a patchwork of laws and regulations across jurisdictions, including the Personal Data (Privacy) Ordinance (PDPO) in Hong Kong, the U.K. General Data Protection Regulation (U.K. GDPR), the U.K. Data Protection Act (U.K. DPA) and the EU GDPR . These frameworks impose detailed obligations on the handling of personal data, including requirements for consent, data security, breach notification, and enhanced protections for “special category” data such as genetic and health information.
Although the PDPO does not specifically regulate genetic data, we remain subject to general requirements regarding the secure handling of personal data, and noncompliance can lead to civil or criminal penalties, including fines and imprisonment. In the U.K. and EU, GDPR enforcement has resulted in substantial fines—up to €20 million or 4% of global revenue—for data controllers and processors. As a company processing special categories of data, we are subject to heightened scrutiny and must maintain rigorous data governance protocols across our services, platforms, and laboratories.
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
Our CircleDNA products are classified as medical devices, and in addition to our dietary supplement products are subject to rigorous regulatory oversight in the jurisdictions where we operate. These regulations cover a broad range of activities, including product design, testing, labeling, manufacturing, clinical validation, marketing, distribution, post-market surveillance, recalls, and adverse event reporting.
While regulatory approval is not currently required for our products in Hong Kong, expansion into other jurisdictions may necessitate additional clearances. For example, voluntary registration with Hong Kong’s Medical Device Administrative Control System requires detailed evidence of safety and performance. In the U.K. and European Union, in vitro diagnostic (IVD) devices must meet requirements under the EU In Vitro Diagnostic Directive (IVDD), or under U.K. MHRA rules effective since January 2021, which mandate device registration and conformity with safety and performance standards. In the United States, the formulation, manufacturing, packaging, holding, labeling, promotion, advertising, distribution, and sale of our IM8 products are subject to regulation by various federal governmental agencies, including the U.S Food and Drug Administration (the “FDA”). For more information on regulations that our business is or may become subject to, see “Item 4. Information on the Company — B. Business Overview — Government Regulations.”
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
We and our management are, and may in the future become, subject to claims and lawsuits relating to intellectual property, consumer protection, privacy, labor and employment, marketing and communications practices, commercial disputes, and other matters. The number and significance of our legal disputes and inquiries have increased as we have grown larger, as our business has expanded in scope and geographic reach, and as our services have increased in complexity.
Moreover, becoming a public company may have raised our public profile, which may result in increased litigation as well as increased public awareness of any such litigation. There is substantial uncertainty regarding the scope and application of many of the laws and regulations to which we are subject, which increases the risk that we will be subject to claims alleging violations of those laws and regulations. In the future, we may also be accused of having, or be found to have, infringed, misappropriated or otherwise violated third-party intellectual property rights.
Regardless of the outcome, legal proceedings can have a material and adverse impact on us due to their costs, diversion of our resources, and other factors. Litigation and other legal proceedings are inherently unpredictable and can result in excessive or unanticipated verdicts and/or injunctive relief that affect how we operate our business. We could incur judgments or enter into settlements of claims for monetary damages or for agreements to change the way we operate our business, or both. We may decide to settle legal disputes on terms that are unfavorable to us. Furthermore, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that we may not choose to appeal or that may not be reversed upon appeal. In addition, the terms of any settlement or judgment in connection with any legal claims, lawsuits, or proceedings may require us to cease some or all of our operations, or pay substantial amounts to the other party and could materially and adversely affect our business, reputation, financial condition and results of operations.
In addition, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers’ confidence and reduce long-term demand for our products and services, even if the regulatory or legal action is unfounded or not material to our operations.
We depend on intellectual property licensed from third parties for development and commercialization of certain products, and the termination of the licenses or other agreements permitting us to use such intellectual property or failure of such third parties to maintain or protect such intellectual property could result in the loss of significant rights by us, which would harm our business.
We depend on intellectual property licensed from third parties for the development and commercialization of our products. The inability to license such intellectual property on favorable terms, including obtaining exclusive rights in relevant jurisdictions, and the termination of such licenses or other agreements permitting us to use such intellectual property, could adversely affect our business.
We rely substantially on our trademarks and trade names. If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be harmed.
We rely substantially upon trademarks and trade names to build and maintain the integrity of our brands. Our registered and unregistered trademarks or trade names may be challenged, infringed, circumvented, declared unenforceable or determined to be violating or infringing on other intellectual property rights. We may not be able to protect or enforce our rights to these trademarks and trade names, which we rely upon to build name recognition among potential partners and customers. Furthermore, our trademark applications may not be approved by the applicable trademark authority in the markets in which we operate. Our trademarks, including our registered trademarks, could also be the subject of challenges by third parties. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. In addition, there could be potential trade name or trademark infringement or dilution claims brought by owners of other trademarks against us. Further, at times, competitors or other third parties may adopt trade names or trademarks similar to those of us, thereby impeding our ability to build brand identity and possibly leading to market confusion. Asserting claims against such third parties may be prohibitively expensive. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected. Any of our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names or other intellectual property may be ineffective, could result in substantial costs and diversion of resources, and could harm our business, financial condition and results of operations.
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
The trading market for our Class A Ordinary Shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of us, or if these securities or industry analysts are not widely respected within the general investment community, the demand for our Class A Ordinary Shares could decrease, which might cause our share price and trading volume to decline significantly. In the event that we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade their assessment or publish inaccurate or unfavorable research about our business, the market price and liquidity for our Class A Ordinary Shares and Warrants could be negatively impacted.
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
Mr. Yeung beneficially owns all of the issued Class B Ordinary Shares with disparate voting powers associated with our dual-class share structure. As a result of the dual-class share structure and the concentration of control, holders of Class B Ordinary Shares have considerable influence over matters such as decisions regarding election of directors and other significant corporate actions. This concentration of control may discourage, delay, or prevent a change in control of us, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of us and may reduce our share price. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.
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
We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the Business Combination, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our shares held by non-affiliates exceeds $700 million as of the last business day of the most recently completed second fiscal quarter, and (ii) the date on which we issued more than $1.0 billion in non-convertible debt during the prior three-year period. We intend to take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation.
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
Furthermore, even after we no longer qualify as an “emerging growth company,” as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; certain sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law on December 18, 2025, will require directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.
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
Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) certain sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.
Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law on December 18, 2025, will require directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act.
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
On November 30, 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$20 million of our Class A Ordinary Shares in the open market over the following 24 months. As of the date of this annual report, we had repurchased 251,390 Class A Ordinary Shares for approximately US$2.45 million under this share repurchase program.
On March 6, 2026, our board of directors authorized a share repurchase program, under which we may repurchase up to US$40 million of our Class A Ordinary Shares through open market purchases, privately negotiated transactions, block purchases, or otherwise in accordance with applicable U.S. federal securities laws, over the following 12 months. As of April 29, 2026, we had repurchased 860,401 Class A Ordinary Shares for approximately US$17.2 million under this share repurchase program.
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
We are a “controlled company” as defined under the Nasdaq rules because Mr. Yeung, chairman of our board of directors and our chief executive officer, owns more than 50% of the total voting power of all of our issued and outstanding ordinary shares. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from Nasdaq corporate governance rules.
As a foreign private issuer and a “controlled company,” we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including (i) an exemption from the rule that a majority of our board of directors must be independent directors; (ii) an exemption from the rule that director nominees must be selected or recommended solely by independent directors; (iii) an exemption from the rule that the compensation committee must be comprised solely of independent directors; (iv) an exemption from the requirement that an audit committee be comprised of at least three members; (v) an exemption from the requirement that an annual general meeting must be held; (vi) an exemption from the requirement that we must obtain shareholder approval prior to a plan or other equity compensation arrangement is established or materially amended; and (vii) an exemption from the requirement to obtain shareholder approval for issuing additional securities exceeding 20% of our outstanding ordinary shares. We intend to rely on some or all of the foregoing exemptions available to foreign private issuers and “controlled company.”
As a result, you may not be provided with the benefits of certain corporate governance requirements of Nasdaq applicable to companies that are subject to these corporate governance requirements.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of the Cayman Islands, and we conduct substantially all of our operations, and a majority of our directors and executive officers reside, outside of the United States.
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
Our corporate affairs are governed by the Cayman Islands Companies Act, our amended and restated memorandum and articles of association, and Cayman Islands common law. The rights of shareholders under Cayman law are more limited than those under U.S. law and are based in part on English common law precedent, which is persuasive but not binding in the Cayman Islands. For example, shareholders of Cayman Islands companies have no general right to inspect corporate records beyond those required by law, such as the memorandum and articles of association, a list of directors, and any shareholder-approved resolutions. Our amended and restated memorandum and articles of association allow directors to restrict access to financial records and other company documents, further limiting shareholder visibility.
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
We may issue additional Class A Ordinary Shares, Class B Ordinary Shares convertible into Class A Ordinary Shares or other equity or convertible debt securities of equal or senior rank in the future without approval of the holders of the Class A Ordinary Shares in certain circumstances, including as consideration for strategic acquisitions such as we did with a portion of the consideration for the acquisition of ACT Genomics, or in connection with compensation paid to strategic partners or service providers such as our brand ambassadors. Our issuance of additional Class A Ordinary Shares, Class B Ordinary Shares, or other equity or convertible debt securities of equal or senior rank would have the following effects: (i) our existing shareholders’ proportionate ownership interest in us may decrease; (ii) the relative voting power of each previously outstanding Class A Ordinary Share may be diminished; and (iii) the market price of Class A Ordinary Shares may decline.
We have granted in the past, and we will also grant in the future, share incentives, which may result in increased share-based compensation expenses.
We approved and adopted the 2022 Share Incentive Plan, or the 2022 Plan. Initially, the maximum number of ordinary shares that may be issued under the 2022 Plan is (i) 10% of the total number of our ordinary shares that were outstanding (on a fully diluted basis) as of the date of consummation of the Business Combination (inclusive of the award pool that remains authorized but unissued prior to the consummation of the Business Combination), plus (ii) the number of shares reserved for issuance in accordance with our employee share purchase program, the maximum number being 2% of the total number of our ordinary shares that were outstanding (on a fully diluted basis) as of the date of consummation of the Business Combination. In addition, the number or ordinary shares that may be issued under the 2022 Plan will be increased on the first day of each calendar year, in an amount equal to the lesser of (A) three percent (3%) of the total number of shares issued and outstanding on an as-converted fully-diluted basis on the last day of the immediately preceding fiscal year and (B) such number of ordinary shares determined by the Board. For more information on our 2022 Plan, see “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plans — The 2022 Plan.”
We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel, employees and service providers, and as such, we will also grant share-based compensation and incur share-based compensation expenses in the future. As a result, expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations.
The exercise or exchange of our outstanding warrants will dilute the ownership interest of existing shareholders and could adversely affect the market price of our Class A Ordinary Shares and Warrants.
As of the date of this Annual Report, we have multiple classes of outstanding warrants to purchase Class A Ordinary Shares, each with different exercise prices, expiration dates and other terms:
•Warrants. In connection with the Business Combination completed in May 2022, we assumed Warrants originally issued by Artisan Acquisition Corp. These Warrants are publicly traded on the Nasdaq Capital Market under the symbol “PRENW.” The exercise price of the Warrants was adjusted to reflect the 1-for-15 reverse stock split effected in November 2023. Given the significant difference between the current exercise price and recent trading prices of our Class A Ordinary Shares, these Warrants are substantially out of the money as of the date of this annual report. However, if our share price were to increase significantly and the

Warrants were exercised by the Warrant holders, the exercise of these Warrants would result in the issuance of a substantial number of additional Class A Ordinary Shares.
•Class A Warrants, Class B Warrants and Placement Agent Warrants. In October 2025, we completed a best-efforts public offering of Class A Ordinary Shares together with accompanying Class A Warrants and Class B Warrants. In connection with the offering, we also issued Placement Agent Warrants to Dominari Securities LLC as partial compensation for placement agent services. For further details regarding the October 2025 offering, the terms of the Class A Warrants, Class B Warrants and Placement Agent Warrants, and the number of such warrants issued, see the Company’s report on Form 6-K filed with the Securities and Exchange Commission on October 28, 2025.
•Class C Warrants. In December 2025, we announced a voluntary warrant exchange program pursuant to which holders of Class A Warrants and Class B Warrants could exchange their warrants for new Class C Warrants with a lower strike price on a two-for-one basis. The warrant exchange program resulted in a significant reduction in the total number of outstanding warrants issued in the October 2025 offering. For further details regarding the warrant exchange program and the terms of the Class C Warrants, see the Company’s reports on Form 6-K filed with the Securities and Exchange Commission on December 23, 2025 and January 5, 2026.
The exercise of any of the foregoing warrants would increase the number of Class A Ordinary Shares outstanding and dilute the ownership percentage and voting power of existing shareholders. Sales of Class A Ordinary Shares issued upon exercise of the warrants in the public market, or the perception that such sales could occur, could depress the market price of our Class A Ordinary Shares. The existence of outstanding warrants may also impair our ability to raise additional capital through the sale of equity or equity-linked securities at a time and price that we deem appropriate.
Our complex capital structure, including multiple classes of warrants with differing terms, may create uncertainty for investors and could adversely affect the trading price of our securities.
Our capital structure includes Class A Ordinary Shares, Class B Ordinary Shares with super-voting rights, Warrants listed on Nasdaq, and unlisted Class A Warrants, Class B Warrants, Class C Warrants and Placement Agent Warrants. These instruments have different exercise prices, expiration dates, and terms. In January 2026, we completed a voluntary warrant exchange program in which holders of approximately 86.7% of the Class A Warrants and Class B Warrants exchanged their warrants for new Class C Warrants with a lower exercise price and shorter term. The complexity of our capital structure may make it more difficult for investors to understand the potential dilutive impact of outstanding securities, which could negatively affect the trading price of our Class A Ordinary Shares and Warrants.
The significant increase in our authorized share capital may result in additional dilution to existing shareholders.
On August 1, 2025, our shareholders approved a special resolution to increase our authorized share capital from US$50,000 (divided into 33,333,334 shares of US$0.0015 par value each) to US$320,000 (divided into 213,333,334 shares of US$0.0015 par value each), representing an approximately 6.4-fold increase. This increase was approved in connection with our plan to file a shelf registration statement with the SEC for the offering of securities with an aggregate offering price of up to US$1 billion to provide flexibility for future capital raising. While we have subsequently filed such shelf registration statement on Form F-3, the significant number of authorized but unissued shares available for issuance in connection therewith gives our board of directors the ability to issue additional shares without further shareholder approval, which could substantially dilute existing shareholders’ ownership interests. Future issuances in connection with the shelf registration statement or otherwise could depress the market price of our Class A Ordinary Shares and may be on terms unfavorable to existing shareholders.
A provision in the Existing Warrant Agreement may result in additional dilution to our shareholders.
Because we issued additional Class A Ordinary Shares for capital raising purposes in connection with the Business Combination at an effective issue price of US$7.75 per Class A Ordinary Share (the “Newly Issued Price”), equivalent to US$116.25 per share after giving effect to the 15-to-1 reverse stock split on November 14, 2023, and the aggregate gross proceeds from such issuances represented more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the date of its completion (net of redemptions), the terms of our Warrants were adjusted pursuant to the Existing Warrant Agreement. Specifically, if the volume weighted average trading price of our Class A Ordinary Shares during the 20-trading day period starting on the trading day prior to the day on which we consummated the Business Combination (such price, the “Market Value”) is below US$9.20 per share (US$138.00 post-

split), then: (i) the exercise price of the Warrants will be adjusted (to the nearest cent) to 115% of the higher of the Market Value and the Newly Issued Price; (ii) the US$18.00 per share redemption trigger price (US$270.00 post-split) applicable to our Warrants will be adjusted (to the nearest cent) to 180% of the higher of the Market Value and the Newly Issued Price; and (iii) the US$10.00 per share redemption trigger price (US$150.00 post-split) applicable to our Warrants will be adjusted (to the nearest cent) to the higher of the Market Value and the Newly Issued Price.
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
Our securities are currently listed on Nasdaq under the symbol “PRE.” On June 29, 2023, we received a written notice from Nasdaq, notifying us that the Company was not in compliance with the minimum bid price requirement set forth under the Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”) as the bid price of the Company’s securities closed below US$1.00 per share for 30 consecutive business days. Pursuant to the Nasdaq Listing Rules, the applicable grace period to regain compliance is 180 days. We had until December 29, 2023 to regain compliance with the Minimum Bid Price Requirement. On November 1, 2023, our shareholders approved a 1-for-15 reverse stock split of our issued and unissued Class A Ordinary Shares and Class B Ordinary Shares, which was effected on November 14, 2023. The effect of the reverse stock split was to consolidate every 15 issued and unissued Class A Ordinary Share and Class B Ordinary Share of US$0.0001 par value each into one Class A Ordinary Share or Class B Ordinary Share, as applicable, of US$0.0015 par value each.
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
Risks Relating to Taxation
We may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders of our Class A Ordinary Shares or warrants.
Depending on the value of our assets, which is determined based, in part, on the market value of our Class A Ordinary Shares, and the nature of our assets and income over time, we could be or become classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. A non-U.S. corporation, such as us, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Due to the lack of authority and guidance, the application of such rules with respect to digital assets, or transactions involving digital assets, is subject to uncertainty, although digital assets are likely generally treated as passive assets.
Based on our income and assets and the market value of our Class A Ordinary Shares and treating our digital assets as passive assets for such purposes, we believe that we were not a PFIC for the taxable year ended December 31, 2025. There can be no assurance regarding our PFIC status for the current taxable year or foreseeable future taxable years, however, because our PFIC status is a factual determination made annually that will depend, in part, upon the composition of our income and assets, and includes the uncertainty under the PFIC rules with respect to digital assets and transactions involving digital assets. The value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined in part by reference to the market price of our ordinary shares from time to time (which may be volatile). Because we will generally take into account our current market capitalization in estimating the value of our goodwill and other unbooked intangibles, our PFIC status for the current taxable year and foreseeable future taxable years may be affected by our market capitalization, and therefore, fluctuations in our market capitalization create a material risk that we may be classified as a PFIC for the current taxable year and foreseeable future taxable years. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes or our holdings of digital assets increase relative to our other assets, our risk of becoming a PFIC may substantially increase.
Because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which could cause us to become classified as a PFIC for the current or subsequent taxable years.
If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10. Additional Information — E. Taxation — U.S. Federal Income Tax Considerations to U.S. Holders) holds our Class A Ordinary Shares, or warrants, the U.S. Holder may be subject to certain adverse U.S. federal income tax consequences. Additionally, if we are a PFIC for any taxable year during which U.S. Holders hold our Class A Ordinary Shares or warrants, we would generally continue to be treated as a PFIC with respect to such U.S. Holders even if we do not satisfy either of the above tests to be classified as a PFIC in a subsequent taxable year unless such U.S. Holders were to make certain elections, although such elections could be unavailable with respect to the warrants. Please see “Item 10. Additional Information — E. Taxation — U.S. Federal Income Tax Considerations to U.S. Holders — Passive Foreign Investment Company Status.”

ITEM 4. INFORMATION ON THE COMPANY
A.History and Development of the Company
IM8 is the flagship brand of Prenetics. Prenetics was founded in 2014 in Hong Kong by Danny Yeung and has evolved—through a series of deliberate strategic pivots—from a genomic testing company into a consumer health and longevity platform. IM8 was co-founded with David Beckham and launched in December 2024. Its performance in FY2025 accelerated a strategic conclusion: Prenetics would become a consumer health company, and IM8 would be its engine.
In January 2025, IM8 generated $1 million in monthly revenue. By December 2025, that figure was $10 million. In twelve months, a newly launched brand produced $60.1 million in revenue and reached $120 million in annualized recurring revenue1 ("ARR")—a trajectory that, to our knowledge, is without precedent in the global supplement industry.
From Genomics to Consumer Health
From 2014 to 2019, we built scientific infrastructure in genomic testing and diagnostic services in Hong Kong. In late 2019, we launched CircleDNA, a next generation sequencing consumer genetic testing product that today serves customers in more than 30 countries.
Between 2020 and 2024, we developed the operational capabilities that would underpin IM8. During the COVID-19 pandemic, we became a leading testing services provider for the Hong Kong government and the English Premier League, rapidly scaling laboratory operations and logistics infrastructure. In December 2022, we acquired a majority stake in ACT Genomics, an Asia-based precision oncology company. In June 2023, we invested in Insighta, an early cancer detection
1 The Company uses annualized recurring revenue (“ARR”) as a key operating metric and is calculated by multiplying the monthly revenue from the last month of a given period by 12.

company co-founded by Professor Dennis Lo. In August 2024, we acquired Europa Sports Partners, a U.S.-based sports distribution company.
The Launch of IM8
Leveraging the scientific expertise, supply chain infrastructure, and consumer insights accumulated over a decade, we launched IM8 in December 2024 alongside David Beckham as co-founding partner. The thesis: the $150+ billion global supplement industry lacked a brand that combined clinical-grade science, world-class brand partnerships, and a direct-to-consumer subscription model built for scale.
IM8 generated its first $1 million revenue month in January 2025. Monthly revenue surpassed $4 million by June 2025, $6.6 million by September 2025, and exceeded $10 million in December 2025—reaching $120 million in ARR after just twelve months of launch.
Strategic Transformation: Capital Allocation
IM8’s performance made the strategic path clear: concentrate resources on the highest-returning asset. During 2025 and early 2026, we executed three divestitures to transform Prenetics into a focused consumer health company:

Transaction	Value	Rationale
ACT Genomics (October 2025)	Up to ~$72M cash (~$46M gross to Prenetics)	Eliminated non-core operational complexity and cash burn; generated non-dilutive capital.
Europa 3PL Business (January 2026)	Up to $13M (all-stock)	~1% gross margin profile fundamentally misaligned with IM8’s premium economics.
Insighta (February 2026)	$70M cash	Largest non-dilutive capital event in Company history; 35% equity stake sold to Tencent.
The cumulative result: a materially simpler operating structure and a strategic mandate centered entirely on consumer health through IM8.
Capital Markets Initiatives
In October 2025, the Company completed an equity offering raising approximately $44 million in gross proceeds. In December 2025, we completed a voluntary warrant exchange program achieving 86.7% participation, consolidating two series of outstanding warrants into a single new series and materially reducing potential dilution.
In March 2026, the Company’s board of directors authorized a 12-month share repurchase program of up to $40 million, reflecting the board’s view that the Company’s shares were trading below intrinsic value. This followed approximately $2.75 million in open market purchases by the Company’s executive team in Q4 2025 and Q1 2026.

Global Ambassador Partnerships
To amplify IM8’s global reach and reinforce its positioning at the intersection of elite performance and science-backed nutrition, we entered into strategic partnerships with world-class athletes throughout 2025 and 2026. Each partnership originated organically—the athlete discovered and used IM8 products before any commercial relationship was discussed—and each ambassador is a Prenetics shareholder, directly aligning financial interests with long-term Company performance.

Ambassador	Sport	Credential	Structure
David Beckham	Football (Soccer)	Co-founding partner; 85M+ Instagram followers; global cultural icon	Co-founder and equity holder
Aryna Sabalenka	Tennis	World No. 1; four-time Grand Slam champion	Global ambassador and shareholder (June 2025)
Ollie Bearman	Formula 1	Haas F1 Team driver; youngest British F1 starter	Global ambassador and shareholder (February 2026)
Giannis Antetokounmpo	Basketball (NBA)	Two-time NBA MVP; NBA Champion	All-equity deal; global ambassador and shareholder (April 2026)

This roster spans four major global sports, providing year-round brand visibility across the world’s most-watched competitions. To our knowledge, no other consumer health company has assembled a comparable roster of athlete-shareholders across multiple sports.
We are a company incorporated in the Cayman Islands. Our registered office is at Unit 703-706, K11 Atelier King’s Road, 728 King’s Road, Quarry Bay, Hong Kong and our telephone number is +852-2210-9588. Our website is https://www.prenetics.com. The information contained in, or accessible through, our website does not constitute a part of this annual report. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov. Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor New York, N.Y. 10168.
B.Business Overview
We are a consumer health company advancing human health and longevity through science-backed products, global brand partnerships, and AI-driven operations. Our flagship brand, IM8—co-founded with David Beckham—generated $60.1 million in revenue in its first full fiscal year, achieved $120 million in ARR as of December 2025, and ships to more than 30 countries.

Metric	FY2025	FY2024	YoY	FY2026E Guidance
Total Revenue[2]	$92.4M	$15.9M	+480%	—
IM8 Revenue	$60.1M	$0.4M	+16,156%	$180M–$200M
Gross Profit / Margin	$48.8M / 52.8%	$9.3M / 58.2%	+426%	—
IM8 Gross Margin	~63%	—	—	~60% target
Loss for the year	$(40.0M)	$(49.8M)	(19.7)%	—
2 Represents revenue from continuing operations only.

Adjusted EBITDA Loss[3]	$(13.9M)	$(17.7M)	+21.5%	$(16M)–$(20M); adjusted EBITDA profitability by Q4 2027
Loss for the period (Q4 only)	$(7.5M)	$(17.5M)	(57.0)%	—
Adjusted EBITDA Loss (Q4 only)	$(3.2M)	$(7.6M)	+58.3%	—
Following our strategic transformation throughout 2025 and into 2026, our business is organized around two brands:

Business Unit[4]	FY2025 Revenue	Gross Margin	Status
IM8	$60.1M	~63%	Core growth engine
CircleDNA	$12.9M	~85%	Retained; complementary asset
Europa (3PL business divested in January 2026)	$19.3M	~1%	Divested
IM8: Flagship Consumer Health Brand
IM8 was developed in collaboration with our Scientific Advisory Board that includes experts from Cedars-Sinai and leading academic institutions. The brand was built to address a specific market gap: the supplement industry’s chronic deficit of products combining clinical-grade formulation with consumer-grade brand experience. David Beckham, as co-founding partner, was instrumental in shaping the brand’s vision and provides IM8 with organic global demand generation through his 85+ million Instagram following and cultural relevance across markets.
Operating Metrics

IM8 Operating Metric	Q4 2025	Q3 2025	QoQ Growth
Monthly Revenue (End of Period)	$10.0M	$6.6M	+51%
Quarterly Revenue	$27.4M	$17.2M	+59%
Total Customer Orders	230,000+	170,000+	+35%
Average Order Value (Last Month of Period)	$133	$102	+31%
New Customer Subscription Rate	~80%	~80%	Maintained
Gross Margin	~60%	~62%	(2)%
Our Company’s total revenue in Q4 2025 reached $36.6 million, a 457% year-over-year increase and 55% quarter-over-quarter increase. Q4 2025 gross margin improved to approximately 59%, up from approximately 37% from the same period in the prior year—a nearly 2,300 basis point improvement driven by the increasing dominance of IM8’s premium unit economics in the revenue mix. Based on current cohort performance and modeled retention trends, IM8 is projected to achieve LTV:CAC ratios above 3x across its product portfolio, including premium offerings such as the Beckham Stack.
3 Adjusted EBITDA is a non-IFRS financial measure used by us to measure the strength of our core financial and operating performance. Adjusted EBITDA excludes (1) depreciation and amortization, (2) interest income, (3) other finance costs, (4) income tax expense/(credit), (5) amortization of deferred expenses, (6) equity-settled share-based payment expenses, (7) non-recurring expenses related to acquisition, disposal and fundraising, (8) strategic realignment and discontinued products impact, (9) exchange gain or loss, net, (10) fair value loss on financial assets at fair value through profit or loss, (11) gain on warrant exchange, (12) fair value loss/(gain) on warrant liabilities, (13) unrealized fair value loss on digital asset, (14) gain on partial disposal of an equity-accounted investee, (15) share of loss of equity-accounted investees, net of tax, (16) impairment loss of goodwill, and (17) (profit)/loss from discontinued operations, net of tax. These adjustments are made for items that may not be indicative of our business performance, including non-cash and/or non-recurring items. For more information regarding this non-IFRS financial measure, see "Item 5. Operating and Financial Review and Prospects — A. Operating Results — Non-IFRS Financial Measures."
4 IM8 and Europa form our Consumer Health segment and focus on health and wellness solutions and sports distribution, respectively. CircleDNA forms our Prevention segment and focuses on genetic testing. For more information, see Notes 5 and 6 to our audited consolidated financial statements included elsewhere in this annual report.

Product Portfolio
IM8’s product architecture is organized around two pillars: daily performance ("For Today") and longevity ("For Tomorrow"), with a premium bundle combining both.

Product	Description	Key Metric	Certifications
Daily Ultimate Essentials Pro	All-in-one daily supplement replacing 16+ individual products. 90+ ingredients including vitamins, minerals, adaptogens, pre/pro/postbiotics. Multiple flavors.	Best-selling SKU; flagship product	NSF Certified for Sport; non-GMO; vegan; allergen-free
Daily Ultimate Longevity	Targets all 12 hallmarks of aging via a five-complex system. Therapeutic doses of NMN (300mg), triple senolytic complex, Spermidine (3mg), Glycine (3g), Taurine (2g), Dihydroberberine (100mg).	Premium longevity SKU	NSF Certified for Sport; non-GMO; vegan; allergen-free
Beckham Stack	Bundled Essentials Pro + Longevity. Full-spectrum daily nutrition and aging support. Highest average order value SKU in portfolio.	~50% quarterly plan adoption (March 2026)	NSF Certified for Sport; non-GMO; vegan; allergen-free

Açaí + Mixed Berries
TEAR HERE
I·M·8
WITH CELL REJUVENATION TECHNOLOGY 8™
DAILY ULTIMATE ESSENTIALS
Dietary Supplement
Net Wt 0.48 oz. (13.6 g)
I·M·8
DAILY ULTIMATE LONGEVITY +Healthy Aging
Açaí Berry Pomegranate
Dietary Supplement
30-0.27 oz. (7.8 g) sachet packs
Net Wt 8.1 oz. (234 g)
I·M·8
WITH CELL REJUVENATION TECHNOLOGY 8™
DAILY ULTIMATE ESSENTIALS
Dietary Supplement
I·M·8

All IM8 products are manufactured in FDA-registered facilities in the United States and undergo independent third-party testing through NSF Certified for Sport, verifying products are free from over 280 contaminants and confirming ingredient dosages match labeling.
Product Pipeline and Category Expansion

We are actively expanding the IM8 product portfolio. We expect to launch a minimum of two new SKUs by the end of 2026, each targeting multi-billion dollar addressable categories. We have a further product pipeline extending into 2027 with additional SKU launches planned. These new products are designed to complement our existing Daily Ultimate range, increase average order value, broaden our addressable market, and deepen customer engagement within the IM8 ecosystem. We believe this cadence of innovation—entering new categories while deepening our existing product lines—is critical to sustaining growth and reinforcing IM8’s competitive position.
Subscription-First Business Model
Approximately 80% of new IM8 customers opted into a subscription plan at initial purchase throughout FY2025—a rate that held consistent from Q1 through Q4.
In December 2025, we introduced quarterly subscription plans in the U.S. market, expanding globally across our international markets in January 2026. The impact was substantial. Approximately half of Beckham Stack customers and approximately one-third of Daily Ultimate Essentials Pro customers are opting for quarterly subscriptions, with adoption accelerating across all SKUs. This shift produced a step-change in unit economics:

Period	Average Order Value
FY2025	~$110
Q4 2025 (Last Month of Period)	~$133
January–February 2026 (New Customer)	~$233
This step-change reflects both the shift toward quarterly prepayments and increased adoption of higher-value product bundles. The quarterly model improves cash flow through full upfront prepayment, reduces per-month fulfillment costs, and creates more predictable renewal cadences. The resulting increase in customer acquisition cost reflects the deliberate acquisition of higher-quality, longer-duration subscribers with materially higher lifetime value.
Global Revenue Distribution
Over 60% of IM8’s FY2025 revenue was generated outside the United States.

Market	IM8 Revenue[5]	% of IM8 Revenue
United States	$23.8M	39.7%
Canada	$8.8M	14.7%
United Kingdom	$7.7M	12.8%
Australia	$3.2M	5.3%
Singapore	$2.4M	4.0%
In 2026, we are executing market-specific localization—including localized websites, native-language advertising, and culturally tailored content—across Japan, Germany, France, Spain, Hong Kong, and Australia, while entering new high-growth geographies. IM8 products are sold exclusively through our direct-to-consumer online store at www.im8health.com and through affiliated social media channels.
CircleDNA
CircleDNA is our consumer genetic testing brand leveraging next-generation sequencing technology to deliver over 500 personalized reports across 20+ categories. Since its global launch in November 2019, CircleDNA has delivered more than 500,000 test kits across 30+ countries. For FY2025, CircleDNA generated $12.9 million in revenue at approximately 85% gross margins. We offer four product tiers—Vital, Family Planning, Health, and Premium—sold primarily through www.circledna.com.

5 Revenue breakdown as shown in this table is based on the market to which the IM8 products are delivered. For a breakdown of the Company’s revenues from continuing operations from external customers based on the location of the relevant Group entity’s domicile, see Note 6 to our audited consolidated financial statements included elsewhere in this annual report.

We view IM8 and CircleDNA as complementary assets. CircleDNA’s genetic insights into nutrition, fitness, and health risk create a natural cross-sell pathway into IM8’s product portfolio. We intend to deepen integration between the platforms over time.
Research and Development
Our investment in clinical validation is a structural competitive advantage. Unlike the majority of nutraceutical companies—which rely on ingredient-level literature to support marketing claims—we invest in randomized, controlled clinical trials conducted by independent research institutions to substantiate product-level efficacy. To our knowledge, very few companies in the Vitamins, Minerals and Supplements (“VMS”) category conduct product-level randomized controlled trials at all; fewer still run multiple concurrent trials across different product lines.
Scientific Advisory Board
Our R&D strategy is guided by a nine-member Scientific Advisory Board drawn from leading institutions:

Advisor	Institutional Affiliation	Domain
Prof. Suzanne Devkota	Cedars-Sinai Medical Center	Microbiome research
Dr. James L. Green	Former Chief Scientist, NASA (42 years)	Scientific rigor and evidence standards
Dr. Dawn Mussallem	CMO, Fountain Life; former Mayo Clinic physician (20+ years)	Longevity and integrative medicine
Dr. James DiNicolantonio	Cardiovascular research scientist and Doctor of Pharmacy; 300+ published papers	Cardiovascular nutrition; dosing protocols
Dr. Pamela Mehta	Board-certified orthopedic surgeon; Co-founder of Learn and Pinnacle	Regenerative and longevity medicine
Dr. Amy Shah	Double board-certified physician	Integrative medicine, allergy/immunology
Dr. Ara Suppiah	Head of Medical Services, LIV Golf	Sports medicine and performance
Dr. Darshan Shah	CEO, Next Health; board-certified surgeon	Longevity medicine
Simon Hill	Physiotherapist; nutrition scientist; The Proof podcast (40M+ listens)	Longevity and nutrition
Clinical Research and Product Validation
In October 2024, we commenced a 12-week randomized, controlled clinical trial evaluating Daily Ultimate Essentials at the San Francisco Research Institute with 60 healthy adults aged 25–60. In the trial, 95% of participants reported improved daily energy levels, 85% reported improved digestion and reduced bloating, 80% reported better sleep, and 75% reported improved focus and mental clarity.
2026 Clinical Trial Program
In 2026, we intend to launch three additional randomized, controlled clinical trials—a scale of clinical investment that, to our knowledge, is unprecedented in the VMS category. Critically, these trials are designed to generate biomarker-level data, moving beyond self-reported outcomes to objective, measurable endpoints that strengthen both our scientific credibility and marketing claims.

Trial	Scope	Key Endpoints
Daily Ultimate Essentials Pro (2nd Gen)	Larger cohort, advanced biomarker endpoints; deepening evidence base for flagship SKU	Blood biomarkers, energy, immunity, digestion

Daily Ultimate Longevity Biomarker Trial	Impact on biological aging markers, cellular health, systemic inflammation; includes wearable biometric monitoring	Biological age, heart rate variability, sleep quality, inflammatory markers
Gut Health / Microbiome	Designed with Prof. Devkota (Cedars-Sinai); evaluating gut microbiome composition, digestive symptom severity, gut barrier function	Microbiome composition, gut barrier integrity
The output of these trials—published, peer-reviewable clinical data generated by independent research institutions—is designed to provide a compounding competitive advantage: each result strengthens subsequent product launches, marketing claims, and partnership credibility.
AI-Driven Operations: Technology as a Structural Advantage
Artificial intelligence is not a peripheral initiative at Prenetics—it is embedded in our operational infrastructure. We believe our AI capabilities represent a durable competitive advantage that legacy supplement brands cannot easily replicate, and we expect it to be a primary driver of operating leverage as we scale toward profitability.
AI-Powered Creative Production. We utilize generative AI for advertising production—video, imagery, and copy—at scale, speed, and cost levels that would be impossible with traditional production methods. As of April 1, 2026, we maintain over 2,000 active ad creatives running simultaneously in our Meta Ads Manager—a 20x increase from approximately 100 active ads one year prior. The cost of producing static and video creative assets has decreased by approximately 80% year-over-year as a result of AI-driven production workflows. A single AI-generated video campaign featuring brand ambassador Aryna Sabalenka garnered over 233 million views on Instagram and was the number one social video advertisement on the platform for that year—demonstrating that AI-powered creative production can match or exceed the engagement of conventionally produced content at a fraction of the cost. This capability enables us to produce hundreds of unique ad variations per week, test them against real-time performance data, and iterate rapidly—a creative velocity that fundamentally changes the economics of digital customer acquisition.
AI-Optimized Customer Acquisition. Our marketing engine leverages machine learning for audience segmentation, bid optimization, and predictive modeling of customer lifetime value. AI models analyze behavioral signals across our customer base to identify high-propensity prospects, dynamically allocate marketing spend across channels and geographies, and optimize landing page experiences in real-time based on visitor attributes and predicted conversion probability. Each landing page experience is dynamically assembled using AI to match messaging, social proof, and product recommendations to the individual visitor’s profile, maximizing conversion rates and improving customer acquisition cost efficiency.
AI Use Across the Organization. We promote AI proficiency and use across the entire organization. Every employee has access to advanced AI tools including Claude and Claude Code for their daily workflows. We use AI across product development (clinical research review, ingredient interaction analysis, dosing optimization), supply chain management (demand forecasting, inventory optimization across 30+ countries), and internal operations. We believe this organization-wide AI adoption is critical to sustaining our lean operating model. Every new hire must be justified against the potential for AI to perform the function, and all candidates are required to complete a structured AI competency challenge as part of the hiring process—a standard we believe is unique in the consumer health industry.
Company-Wide AI Agent Initiative. In March 2026, we launched a company-wide initiative requiring every team member to build and present a functional AI agent designed to improve their specific area of the business. This program ensures that AI adoption is distributed across every function of the organization, not confined to the technology team, and is designed to compound productivity gains over time.
AI in Search and Discovery. We are actively implementing AI-optimized structured data, metadata, and content strategies across our digital properties to ensure IM8 is discoverable and accurately represented by AI-powered search engines and recommendation systems. As consumer search behavior migrates from traditional keyword queries to conversational AI interfaces, we believe early investment in AI search optimization will provide a meaningful organic traffic advantage relative to competitors who have not made similar investments.
Manufacture, Distribution and Supply
We rely on third-party manufacturers and distributors for production and distribution. We do not maintain in-house manufacturing or distribution capability and do not plan to develop such capacity in the foreseeable future.

Our IM8 products are manufactured in collaboration with leading nutraceutical manufacturers in FDA-registered facilities in the United States. All products undergo NSF Certified for Sport testing. We source ingredients from multiple suppliers and are not dependent on any single-source supplier. We have not historically experienced material difficulty in obtaining raw materials in required quantities and do not believe that prices of our principal raw materials are subject to significant volatility.
We rely on a limited number of third-party logistics partners for fulfillment and delivery in our key markets. While the loss of, or a significant disruption in our relationship with, any of these partners could temporarily affect our ability to fulfill orders in a timely manner, we believe alternative partners with comparable capabilities are available in each of our principal markets and that we could transition to such alternatives within a reasonable timeframe if required. To mitigate supply chain and distribution risk, we have diversified manufacturers and suppliers across countries and regions. For risks related to third-party suppliers, see "Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We rely on a limited number of suppliers, manufacturers, distributors and other service providers, and may not be able to find replacements or immediately transition to alternatives, which could adversely affect our ability to meet customer demand."
Sales and Marketing
IM8. Our marketing architecture combines three elements: science-led credibility (Scientific Advisory Board endorsements, clinical trial results), global sports partnerships (David Beckham, Aryna Sabalenka, Ollie Bearman, Giannis Antetokounmpo—all equity-aligned), and AI-powered performance marketing (generative creative production, machine learning-based targeting and optimization). As of March 31, 2026, approximately 80% of paid spend is deployed on Meta platforms, with 15% on Google. In 2026, we are diversifying into YouTube, TikTok, and AppLovin to reduce platform concentration risk and access new demographics. Selling and marketing expense represented 38.5% of total revenue for FY2025 and we expect this ratio to be in the range of 45% to 50% of revenue in 2026 as we invest in IM8’s next phase of international expansion, and will continue to closely monitor this figure as a key indicator of marketing efficiency.
We supplement paid acquisition with content marketing (expert interviews, educational content), community events in key markets (Miami, New York, London), segmented email campaigns targeting active, at-risk, and churned subscribers, and affiliate marketing through micro-influencer networks.
CircleDNA. We utilize digital advertising (Google, Meta), influencer marketing, affiliate partnerships, and collaborations with healthcare providers and research institutions.
Competition
We operate in highly competitive markets across our business units. Our ability to innovate, maintain operational efficiency, build brand loyalty, and scale our AI-driven operating model will be critical to sustaining our market position and achieving long-term growth.
IM8. IM8 operates in the global consumer health and wellness market, which exceeds hundreds of billions of dollars annually. We compete with established supplement brands with significant distribution and brand recognition, direct-to-consumer all-in-one brands such as Athletic Greens (AG1), Gruns, and longevity-focused brands such as Elysium Health. Barriers to entry are relatively low, leading to continuous competitive pressure from smaller brands that compete primarily on price.
IM8’s competitive differentiation rests on a combination of factors that we believe are difficult to replicate in aggregate: our co-founding partnership with David Beckham, a roster of equity-aligned athlete ambassadors spanning four major global sports, clinical validation through independent randomized controlled trials, a world-class Scientific Advisory Board, comprehensive formulations replacing 16+ individual supplements, NSF Certified for Sport certification, an AI-powered creative and customer acquisition engine operating at 2,000+ simultaneous ad creatives, a subscription-first model generating predictable recurring revenue, and a demonstrated product pipeline entering new multi-billion dollar categories. Failure to maintain product quality, innovation, or consumer trust could adversely affect our competitive position.
CircleDNA. CircleDNA competes with established players including Ancestry.com LLC and MyHeritage Ltd. Our competitive strength lies in comprehensive next generation sequencing methodology and focus on actionable health insights. Intense competition, price pressure, and the need for continuous innovation could challenge growth.

Intellectual Property
We regard our patents, trademarks, copyrights, domain names, proprietary formulations, know-how, trade secrets, and similar intellectual property as critical to our success. We rely on patent, trademark, and copyright law, employment agreements with IP assignment clauses, and confidentiality and non-compete agreements to protect our rights. We have implemented measures to protect and preserve our trade secrets and proprietary rights through confidentiality agreements with employees, manufacturers, suppliers, and R&D collaborators. Our ability to compete effectively is also dependent on intellectual property licensed from brand partners and proprietary formulations developed with third-party manufacturers.
We may from time to time engage in litigation to protect trade secrets or know-how, defend against infringement claims, or determine the scope and validity of others’ proprietary rights. See "Item 3. Key Information — D. Risk Factors — Risks Relating to Intellectual Property and Legal Proceedings" for additional information.
Government Regulations
Regulation of Consumer Genetic Testing and IVD devices
In Hong Kong, there are no specific laws or regulations that directly regulate the sales of consumer genetic testing and IVD devices, such as our CircleDNA products.
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
Regulations relating to Dietary Supplement Products in the United States
In the United States, the formulation, manufacture, packaging, holding, labeling, promotion, advertising, distribution, and sale of our dietary supplements are regulated by multiple federal and state authorities, including: (1) the FDA; (2) the Federal Trade Commission (“FTC”); (3) the Consumer Product Safety Commission (“CPSC”); (4) the U.S. Environmental Protection Agency (“EPA”); (5) U.S. Customs and Border Protection (“CBP”); and (6) state attorneys general. Our activities also are regulated by various agencies of the states, localities and foreign countries in which our products are manufactured, distributed, or sold. The FDA, in particular, regulates dietary supplements primarily as food, including the formulation, manufacture, and labeling of dietary supplements. The IM8 products marketed by us in the United States are classified as dietary supplements under the FFDCA.
FDA regulates dietary supplements through current good manufacturing practice (“CGMP”) requirements in 21 CFR Part 111 (“Part 111”). Among other things, Part 111 requires manufacturers to establish specifications and to conduct 100% identity testing of each dietary ingredient before use, unless FDA grants a petitioned exemption, to ensure products are not adulterated and are properly labeled. We have implemented a comprehensive quality assurance program that is designed to maintain compliance with the CGMPs for products manufactured on our behalf for distribution in the United States.
Facilities that manufacture, process, pack, or hold our dietary supplements for U.S. consumption must be registered with FDA and renew such registration every even-numbered year. Imported shipments are subject to prior notice to FDA before arrival and are subject to inspection and refusal if non-compliant.
Where we import finished supplements or components from foreign suppliers, we or our U.S. importer must comply with FDA’s Foreign Supplier Verification Programs (“FSVP”) rule (21 CFR Part 1, Subpart L). The FSVP rule generally requires risk-based verification activities and importer identification at entry, with modified requirements for dietary supplements and for importers that establish and verify specifications under Part 111.
Product labeling must include a Supplement Facts panel and otherwise comply with FDA’s food labeling rules (21 CFR 101.36). Dietary supplement labeling may include structure/function claims if the company has substantiation that the statements are truthful and not misleading, the product bears the required FDA disclaimer, and FDA is notified within 30 days of first marketing. Disease claims are not permitted. Apart from structure and function claims, FDA permits companies to use FDA-approved full and qualified health claims for food and supplement products containing specific ingredients that meet stated requirements.
If a product contains a new dietary ingredient (i.e. not marketed in the United States before October 15, 1994), a new dietary ingredient notification is generally required to be submitted to FDA at least 75 days before marketing, demonstrating that the ingredient, under labeled conditions of use, is reasonably expected to be safe.
We are required to report to FDA any serious adverse events associated with our dietary supplements sold in the United States within 15 business days of receipt of a consumer report of an adverse event, and to maintain related records for six years. As a result of reported adverse events, we may from time to time elect, or be required, to remove a product from a market, either temporarily or permanently.
In the United States, the FTC exercises jurisdiction over the advertising of our products. The FTC’s Health Products Compliance Guidance emphasizes that health-related advertising claims must be truthful, not misleading, and supported by competent and reliable scientific evidence, which are typically well-controlled human clinical trials for efficacy claims. These principles extend to endorsements, testimonials, and influencer marketing. We evaluate our advertising to align with this guidance. The FTC has in the past instituted enforcement actions against dietary supplement and food companies generally for false and misleading advertising of some of their products.
In addition to federal oversight, some state laws impose specific requirements relevant to dietary supplements. For example, California’s Proposition 65 may require warnings for exposure to listed chemicals (such as lead) above established “safe harbor” levels. We monitor state developments and evaluate our products for compliance when sold in such jurisdictions.
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
Regulations relating to Health Supplement Products in Canada
In Canada, our IM8 products are classified as natural health products ("NHPs") and are regulated by Health Canada under the Natural Health Products Regulations (SOR/2003-196) (the "NHP Regulations"), made pursuant to the Food and Drugs Act (R.S.C. 1985, c. F-27). NHPs include vitamins, minerals, herbal remedies, probiotics, and other supplement products sold for health-related purposes.

Before an NHP may be sold in Canada, it must hold a product licence issued by Health Canada's Natural and Non-prescription Health Products Directorate. To obtain a product licence, an applicant must submit a product licence application demonstrating that the product is safe and efficacious for its recommended conditions of use, including evidence supporting any health claims. Health Canada may rely on compendial references, such as its licensed Natural Health Products Database and monograph system, as well as traditional use evidence and published clinical data, in evaluating applications. Each licensed NHP is assigned a Natural Product Number ("NPN") or, for homeopathic products, a Drug Identification Number – Homeopathic Medicine ("DIN-HM"), which must appear on the product label.
Any person who manufactures, packages, labels, or imports an NHP for sale in Canada must hold a site licence issued by Health Canada. Site licence holders must comply with the good manufacturing practices ("GMP") set out in the NHP Regulations, which address premises, equipment, sanitation, quality assurance, quality control, stability testing, and recordkeeping. Our IM8 products are manufactured in the United States and shipped directly to consumers in Canada. NHP shipments entering Canada are subject to inspection by Health Canada and the Canada Border Services Agency, and may be refused entry if the products are unlicensed or non-compliant with applicable requirements.
NHP labeling must comply with the requirements of the NHP Regulations and the Food and Drugs Act, including the display of the NPN or DIN-HM, recommended use or purpose, recommended dose, route of administration, risk information (including cautions, warnings, contraindications, and known adverse reactions), medicinal and non-medicinal ingredients, and proper storage conditions. Health claims appearing on NHP labeling must be consistent with the claims approved in the applicable product licence. The Food and Drugs Act prohibits the labeling, packaging, sale, or advertising of an NHP in a manner that is false, misleading, or deceptive, or that is likely to create an erroneous impression regarding its character, value, composition, merit, or safety.
Licence holders are required to report serious adverse reactions associated with their NHPs to Health Canada within 15 days of becoming aware of such reactions. Health Canada may suspend or revoke a product licence if it determines that an NHP poses a serious or imminent risk to health, or if the licence holder fails to comply with the terms of the licence or applicable regulatory requirements. Non-compliance with the Food and Drugs Act or the NHP Regulations may result in enforcement actions, including product recalls, seizures, injunctions, and criminal prosecution.
Advertising of NHPs in Canada is subject to the Food and Drugs Act, which prohibits false, misleading, or deceptive advertising, as well as advertising a product as a treatment, preventative, or cure for the diseases, disorders, or abnormal physical states set out in Schedule A to the Food and Drugs Act. Advertising must also be consistent with the terms of the product's licence. The Competition Act (R.S.C. 1985, c. C-34), enforced by the Competition Bureau, further prohibits materially false or misleading representations in the promotion of a product.
Regulations relating to Food Supplement Products in the United Kingdom
In the United Kingdom, our IM8 products are classified as food supplements and are regulated primarily under the Food Supplements (England) Regulations 2003 (S.I. 2003/1387) and equivalent regulations in Scotland, Wales, and Northern Ireland (collectively, the "Food Supplements Regulations"), which implement retained EU Directive 2002/46/EC. Food supplements are also subject to the general requirements of the Food Safety Act 1990, the General Food Regulations 2004, and retained Regulation (EC) No 178/2002 (the "General Food Law").
Food supplements placed on the UK market must be safe for human consumption. Under the General Food Law, the food business operator responsible for placing the product on the UK market bears primary responsibility for ensuring the safety of the products and must not market food that is unsafe or injurious to health. Our IM8 products are manufactured in the United States and sold directly to consumers in the United Kingdom through our website. We maintain a UK-based responsible person who acts as the food business operator for purposes of compliance with applicable UK food law. Food supplements may only contain vitamins, minerals, and other substances that are permitted under applicable legislation. Operators placing food supplements on the UK market must notify the relevant competent authority in each constituent nation of the United Kingdom.
The manufacture, processing, and distribution of food supplements must comply with food hygiene requirements, including retained Regulation (EC) No 852/2004 on the hygiene of foodstuffs, and applicable food safety management procedures based on Hazard Analysis and Critical Control Points ("HACCP") principles. Food businesses must be registered with their local authority and are subject to inspection by local authority environmental health officers and trading standards officers.
Food supplement labeling must comply with the Food Supplements Regulations and retained Regulation (EU) No 1169/2011 on the provision of food information to consumers ("FIC"). For products sold to consumers via our website or other distance means, the FIC requires that mandatory food information be available to the consumer before the purchase is concluded and at the time of delivery. Required information includes the names and amounts of the categories of nutrients or substances that characterize the product, the recommended daily portion, a warning not to exceed the stated recommended daily dose, a statement that food supplements should not be used as a substitute for a varied diet, and a statement that the product should be stored out of reach of young children. Labeling must not attribute to food supplements the property of preventing, treating, or curing a human disease, nor make any medicinal claims, as such claims would cause the product to be classified as a medicinal product subject to the requirements of the Human Medicines Regulations 2012.
Nutrition and health claims made in respect of food supplements must comply with retained Regulation (EC) No 1924/2006 on nutrition and health claims made on foods (the "NHCR"). Under the NHCR, only health claims that have been authorized and included on the GB Register of Nutrition and Health Claims may be used. Claims must be based on generally accepted scientific evidence, must not be false, ambiguous, or misleading, and must not encourage or condone excess consumption. Disease risk reduction claims and claims referring to children's development and health are subject to additional authorization requirements. The use of unauthorized health claims may result in enforcement action.
The Food Standards Agency ("FSA") is the central competent authority responsible for food safety policy in England, Wales, and Northern Ireland, with Food Standards Scotland performing this role in Scotland. Enforcement of food law, including the Food Supplements Regulations and labeling requirements, is carried out at the local level by trading standards officers and environmental health officers. The Advertising Standards Authority ("ASA"), through the Committee of Advertising Practice ("CAP") Code and the Broadcast Committee of Advertising Practice ("BCAP") Code, regulates the advertising of food supplements and requires that advertising claims are substantiated, truthful, and not misleading.
Non-compliance with UK food law may result in enforcement actions including improvement notices, prohibition orders, product withdrawal or recall, and criminal prosecution. Offenses under the Food Safety Act 1990 may result in fines and, for certain offenses, imprisonment for a term of up to two years.
Regulation of Clinical Trials
We conduct clinical trials to validate the efficacy and safety of certain products. Although dietary supplements are generally not subject to the same premarket approval requirements as pharmaceutical drugs, the Company elects to conduct clinical trials to substantiate the structure/function claims we make about our products and to provide scientific validation of product efficacy. These clinical trials are designed to generate evidence supporting our marketing claims and to differentiate our products in the marketplace through rigorous science-backed validation.
Clinical trials conducted in the United States involving human subjects are subject to FDA regulations (21 CFR Parts 50, 56, and 312) to the extent they involve investigational drugs or devices. For dietary supplement studies, the FDA’s regulations may apply if the study design involves an Investigational New Drug (“IND”) application or if the supplement is being studied for use as a drug. We assess each study to determine the applicable regulatory requirements and engage with Institutional Review Boards (“IRBs”) to ensure appropriate oversight and protection of study participants.
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
Data Protection in Hong Kong
In Hong Kong, the main data protection law is Personal Data (Privacy) Ordinance (Cap. 486) (“PDPO”). The PDPO is enforced by the Office of the Privacy Commissioner for Personal Data (“PCPD”). Under the PDPO, personal data means any data “relating directly or indirectly to a living individual, from which it is possible and practical to ascertain the identity of the individual from the said data, in a form in which access to or processing of the data is practicable”. According to the PCPD, genetic data possesses the characteristics of being unique to the individual and a particular individual could be identified when the data is linked with personal data in another database.

The PDPO does not have extraterritorial effect and applies to data users that control the collection, holding, processing or use of personal data in or from Hong Kong. Notably, PCPD has noted that even if any genetic companies are registered outside Hong Kong and the PDPO has no extraterritorial jurisdiction, the PCPD may liaise with overseas personal data protection authorities for follow-up actions pursuant to international enforcement agreements and cooperation arrangements in appropriate cases where Hong Kong residents’ personal data is involved.
While there is no concept of “sensitive personal data” under the PDPO, the PCPD has published guidance note on how data users should collect and use biometric data (including DNA samples) in compliance with the PDPO. PCPD has emphasized the need for caution in handling sensitive biometric data as any wrongful disclosure of biometric data could lead to grave consequences. Such guidance note does not have the force at law, but any non-compliance can be a proof of contravention of the relevant requirements under PDPO. We are also subject to the general requirements under the PDPO including obligations that are set out under the following Data Protection Principles (DPPs):
•DPP 1 – Purpose and manner of collection of personal data: personal data shall only be collected for a lawful purpose directly related to a function or activity of the data user and the data collected should be necessary and adequate but not excessive in relation to that purpose. DPP 1 also provides for the steps required and information a data user must give to a data subject when personal data is collected.
•DPP 2 – Accuracy and duration of retention of personal data: data users shall take all practicable steps to ensure that personal data is accurate and is not kept longer than is necessary for the fulfilment of the purpose for which the data is used.
•DPP 3 – Use of personal data: personal data should only be used for the purposes for which they were collected or a directly related purpose. A data user is required to obtain the prescribed consent of the data subject if the data user intends to use the personal data for a new purpose.
•DPP 4 – Security of personal data: data users shall take all practicable steps to protect the personal data they hold against unauthorized or accidental access, processing, erasure, loss or use.
•DPP 5 – Information to be generally available: data users shall take all practicable steps to ensure that a person can ascertain a data user’s policies and practices on personal data and be informed of the kind of personal data and the main purposes for which personal data are held.
•DPP 6 – Access to personal data: data subjects have the rights to request access to and correction of their own personal data, and be given reasons when any such request is refused.
We obtain informed consent from our customers prior to obtaining their samples. In some situations, we may be required to share health data with authorities for public health purposes. Under section 60B of the PDPO, there is an exemption from the requirement to obtain prescribed consent (i.e. DPP 3) to use the personal data collected, including health data, for purposes other than the original purpose if the use of the data is required or authorized by or under any laws or court order in Hong Kong. This may include requests properly made by the legal authorities under laws such as the Prevention and Control of Diseases Ordinance (Cap. 599). Section 59 of the PDPO also provides an exemption for disclosing health data if the data user can show that obtaining express consent from the individual would likely cause serious harm to the health of the individual or others. Under Section 59(1) of the PDPO, in circumstances where the application of the restrictions on the use of data would be likely to cause serious harm to the physical or mental health of the data subject or any other individual, the data user may disclose personal data relating to the physical or mental health of the data subject to a third party without the consent of the data subject (exemption for DPP 3). Section 59(2) provides that under the above circumstances, the data user can also disclose the identity or location of a data subject to a third party without the consent of the data subject.
When the PCPD receives a complaint or has reasonable grounds to believe that there may be a contravention of PDPO, the PCPD may conduct an investigation of the suspected contravention and publish a report setting out the investigation results and recommendations if it is in the public interest to do so. Contravention of a DPP is not an offence. However, contravention of certain provisions of PDPO (e.g. breach of an enforcement notice issued by PCPD) may amount to an offence. Breaches of the PDPO may lead to a variety of civil and criminal sanctions including fines and imprisonment. In the event of a breach, the PCPD may issue an enforcement notice requiring the data user to take remedial action and/or preventive steps. Failure to comply with an enforcement notice constitutes an offense, resulting in a maximum fine of HK$50,000 and up to two years’ imprisonment (plus a daily fine of HK$1,000 in the event the offense continues). Subsequent convictions can result in a maximum fine of HK$100,000 and imprisonment for up to two years, with a daily penalty of HK$2,000. There are certain offenses under the PDPO that carry more onerous penalties (e.g. a person committing an offence of disclosing personal data without consent from data users with intent to gain or to cause loss to the data subject may be liable on conviction to a fine of up to HK$1 million and imprisonment for up to five years (section 64(1) and (3) of PDPO)). In addition, data subjects have a right to bring proceedings in court to seek compensation for damage. The PCPD may also grant legal assistance to the aggrieved individual who intends to institute proceedings to seek compensation.
Data Protection in the United States
There is no U.S. federal law applicable to all industry sectors governing the collection, use and disclosure of personal data. Comprehensive data protection laws are regularly introduced in the United States Congress, but none have been adopted.
At the U.S. federal level, providers of healthcare and medical services (and their processors) that engage in certain transactions related to government or commercial insurance programs are subject to the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”), and its implementing rules and regulations, which broadly regulate the collection, use, and disclosure of genetic information and personal information relating to health. In addition, federal law prohibits the use of genetic information in making employment-related decisions or for insurance underwriting purposes. Because they are generally outside of the healthcare provider environment, providers of DTC supplements and genetic and other health-related or medical tests are generally not subject to these federal requirements.
In addition, the U.S. Department of Justice has promulgated regulations implementing Executive Order 14117 on Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern. These regulations, which became effective in April 2025, prohibit transactions involving certain sensitive personal data categories, including health data, genetic data, and biospecimens, to countries of concern, including China. The regulations also restrict investment agreements, employment agreements and vendor agreements involving such data and countries of concern. Should these regulations apply to any aspect of our business, we may be required to implement additional due diligence, risk assessment, notification, and recordkeeping measures, particularly with respect to cross-border data transfers and transactions involving bulk sensitive data. Noncompliance may result in civil or criminal penalties.
State laws regulating the collection, use and disclosure of personal data by providers of DTC supplements and genetic and other health-related or medical tests are not uniform and they vary in significant ways, resulting in a “patchwork” of different compliance obligations, enforcement mechanisms, and penalties for violations.
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
At least 19 states have adopted data protection laws that have much broader protection and cover all types of personal data that can identify or reasonably be linked to a natural person. Similar laws are under active consideration in other states. These laws have some features that are similar to the protection of personal data in the U.K. GDPR. These privacy laws generally treat health and genetic data as “sensitive” information subject to additional restrictions including, for example, (i) collection only with informed consent, (ii) use only for specified and limited purposes, and (iii) transparency about disclosure to third parties and retention. Additional states (including Washington and Nevada) have enacted laws that regulate the collection, use, and disclosure of “consumer health data,” including with respect to analytics, website, and marketing activities. Consumers in Washington have a private right of action.
Even where the federal and state laws and regulations described above do not apply, the Federal Trade Commission and state attorneys general have asserted that failures to abide by public statements regarding consumer privacy or to implement appropriate data security measures may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act and state consumer protection laws. In addition, plaintiffs’ lawyers are also increasingly using privacy-related statutes at both the state and federal level to bring lawsuits against companies for their data-related practices. In particular, there have been a significant number of cases filed against companies for their use of pixels and other web trackers. These cases often allege violations of the California Invasion of Privacy Act and other state laws regulating wiretapping, as well as the federal Video Privacy Protection Act.
Several states, including Colorado and California, have passed laws regulating various uses of artificial intelligence (“AI”). In addition, various federal regulators have issued guidance on the use of AI in regulated sectors. If we develop or use AI systems governed by these laws or regulations, including as informed by regulatory guidance, we will need to meet high standards of data quality, transparency, monitoring, and human oversight, and we would need to adhere to specific and potentially burdensome and costly ethical, accountability, and administrative requirements, with the potential for significant enforcement or litigation in the event of any perceived non-compliance.
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
D.Property, Plants and Equipment
We are headquartered in Hong Kong and have employees across our international markets, including in the United States. We lease office space in Hong Kong and Malaysia. Our headquarters serves as the center for management, sales and marketing, R&D coordination, technology support, and general administration. We believe our existing facilities are sufficient for our current needs, and we will obtain additional facilities, principally through leasing, to accommodate future expansion plans as needed.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of many factors, including those factors set forth in the sections titled “Item 3. Key Information – D. Risk Factors” and “Forward-Looking Statements.” We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. For discussion of year-over-year comparisons between 2024 and 2023 that are not included in this annual report on Form 20-F, refer to “Item 5. Operating and Financial Review and Prospects” found in our Form 20-F for the year ended December 31, 2024, that was filed with the Securities and Exchange Commission on April 30, 2025.
A.Operating Results
Overview
We are a consumer health company advancing human health and longevity through science-backed products, global brand partnerships, and AI-driven operations. Our flagship consumer health brand, IM8—co-founded with David Beckham—generated $60.1 million in revenue in its first full fiscal year, achieved $120 million in ARR as of December 2025, and ships to more than 30 countries. We also operate a consumer genetic testing brand in CircleDNA leveraging next-generation sequencing technology to deliver over 500 personalized reports across 20+ categories. Since its global launch in November 2019, CircleDNA has delivered more than 500,000 test kits across 30+ countries. We view IM8 and CircleDNA as complementary assets. CircleDNA’s genetic insights into nutrition, fitness, and health risk create a natural cross-sell pathway into IM8’s product portfolio.
During 2025 and early 2026, we executed divestitures of ACT Genomics, our Europa 3PL business, and Insighta to transform Prenetics into a focused consumer health company.
Key Factors Affecting Results of Operations
We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges. The following are key factors that we believe will affect our results of operations going forward.
Ability to convert customers into paying subscribers and to retain customers
Our ability to convert new customers into paying subscribers and to retain existing subscribers is a key factor in our ability to grow revenue and achieve profitability. The substantial majority of our IM8 revenue is generated through subscription-based plans offered on our direct-to-consumer platform, under which subscribers are billed and shipped products on a recurring basis. As of December 31, 2025, approximately 80% of all new IM8 orders were placed by subscribers through a monthly or quarterly subscription plan. This subscription-driven revenue model provides a degree of predictability and visibility into future revenues.
In late 2025 and early 2026, we began transitioning a growing proportion of new IM8 customers from monthly to quarterly subscription plans, with the aim of increasing upfront cash collection, improving logistics efficiency, and enhancing customer lifetime value. The shift has resulted in a meaningful increase in average order value, from approximately US$110 for full year 2025 to approximately US$233 for new customers in January and February 2026. We expect to continue optimizing our subscription mix and pricing to improve unit economics and strengthen long-term revenue visibility.
Subscriber retention is critical to the sustainability of our growth trajectory. Subscriber renewal rates, average order frequency, and the relationship between customer lifetime value and cost of acquiring new customers are important to the long-term health of our business. If subscriber retention declines, or if we are unable to convert a sufficient proportion of new customers into recurring subscribers, our revenue and operating results could be adversely affected. Consumer preferences in the health and wellness market may shift, competitive alternatives may emerge, or macroeconomic conditions may reduce consumer willingness to maintain discretionary health-related subscriptions.
Ability to grow and strengthen the IM8 brand and expand into new markets
Our future growth is closely tied to our ability to build, maintain, and strengthen the IM8 brand as a premium, science-backed health and longevity brand with global appeal. IM8 was launched in December 2024 as a premium-positioned consumer health brand co-founded with David Beckham, and after just twelve months achieved approximately

US$120 million in annualized recurring revenue, shipping to over 30 countries. Our ability to sustain this growth trajectory depends on continued consumer perception of IM8 as a trusted, differentiated brand within the increasingly competitive health and wellness market.
Brand strength is driven by several factors, including the quality and efficacy of our product formulations, the credibility of our Scientific Advisory Board, the visibility and relevance of our global ambassador partnerships, and the consistency of our customer experience across all touchpoints. Any adverse publicity, product quality issues, negative consumer sentiment, or failure to maintain our premium positioning could diminish the value of the IM8 brand and negatively affect our ability to attract and retain customers. Additionally, as the global health and wellness supplement market is large and highly fragmented, we face competition from both established supplement brands and new market entrants, including private-label offerings. Our ability to differentiate the IM8 brand through product innovation, marketing excellence, and scientific credibility will be important to maintaining and expanding our market share.
Geographic expansion is a significant component of our growth strategy. In fiscal year 2025, IM8 shipped products to more than 30 countries, with over 60% of IM8 revenue generated outside the United States. Our top markets by revenue include the United States, Canada, the United Kingdom, Australia, and Singapore. We intend to deepen our market penetration in these existing markets while selectively expanding into new geographies where we believe there is strong demand for premium health and longevity products. Consolidating our position in existing markets will require continued investment in localized marketing, customer support infrastructure, and logistics optimization to deliver a consistent brand experience across regions.
Expanding into new markets involves additional risks and challenges, including the need to comply with varying regulatory frameworks governing the formulation, labeling, importation, and sale of dietary supplements in each jurisdiction, as well as adapting our marketing strategies and product offerings to local consumer preferences and competitive dynamics. We may also need to establish new fulfillment and distribution capabilities, enter into local partnerships, and navigate foreign currency exposures. If we are unable to successfully consolidate our position in existing markets or expand into new geographies, our revenue growth and long-term market opportunity could be limited.
Ability to manage costs, including freight, marketing and logistics optimization
Our ability to effectively manage our cost structure is an important factor that will affect our profitability and cash flow. As a direct-to-consumer health and wellness brand that ships products globally across more than 30 countries, we incur significant costs related to freight, warehousing, packaging, last-mile delivery, and fulfillment operations. Changes in global shipping rates, carrier availability, fuel costs, tariffs, and customs duties can materially impact our direct costs and gross margins.
In fiscal year 2025, our gross margin from continuing operations was approximately 53%, reflecting the blended contribution of our higher-margin IM8 consumer health business and the lower-margin Europa distribution business. With the divestiture of our Europa 3PL business completed in January 2026 and our strategic focus now centered on IM8, we expect our gross margin profile to improve to over 60% in 2026, subject to our ability to manage input costs, optimize our supply chain, and negotiate favorable terms with contract manufacturers and logistics providers.
We are actively pursuing supply chain optimization initiatives, including vendor consolidation, freight route optimization, strategic inventory management, and the pursuit of volume-based procurement efficiencies, to reduce per-unit costs as we scale. Our transition toward quarterly subscription plans is also expected to yield logistics efficiencies by reducing the frequency of individual shipments per subscriber per year. If we are unable to manage these costs effectively, or if we experience unexpected increases in input costs, freight rates, or other supply chain disruptions, our gross margins and overall profitability could be negatively impacted.
Ability to grow and enhance our product portfolio, including through research and development
Our growth strategy depends in part on our ability to develop and introduce new science-backed health and wellness products that resonate with consumers, drive incremental revenue, and increase customer lifetime value. Since IM8’s commercial launch in December 2024, we have introduced multiple product offerings, including Daily Ultimate Essentials Pro, Daily Ultimate Longevity, and the Beckham Stack bundle, each of which has contributed to meaningful increases in average order value and subscriber engagement.
We intend to continue investing in research and development to expand our product portfolio across complementary categories within health, wellness, and longevity. Our R&D efforts are supported by our in-house scientific capabilities, our Scientific Advisory Board, and our partnerships with academic and industry experts. New product introductions, such as the launch of Daily Ultimate Longevity in October 2025, have historically driven step-changes in our business performance, including in average order value and subscriber acquisition rates.

Our ability to successfully develop, formulate, and commercialize new products in a timely manner is subject to various risks, including regulatory requirements in multiple jurisdictions, the complexity of product formulation and testing, supply chain readiness, and consumer acceptance. If we are unable to maintain the pace and quality of product innovation, or if new products fail to achieve market acceptance, our revenue growth and competitive position could be adversely affected.
Investment in sales and marketing, and management of customer acquisition costs
We expect to make continued significant investments in sales and marketing to drive customer acquisition, build brand awareness, and expand our global footprint. Marketing is an important driver of our growth, and our selling and marketing expenses represented approximately 38% of revenue from continuing operations for the year ended December 31, 2025, compared to 34% in 2024. We anticipate that selling and marketing expenses will continue to increase in absolute terms as we scale our operations and enter new markets, although we expect these expenses to stabilize or decline as a percentage of revenue over time as we achieve greater operating leverage.
A central element of our marketing strategy is our portfolio of high-profile global ambassador and influencer partnerships. IM8 was co-founded with David Beckham, whose involvement has been instrumental in establishing the brand’s premium positioning and generating consumer trust. In 2025 and early 2026, we expanded our ambassador ecosystem to include Aryna Sabalenka, World No. 1 tennis player and four-time Grand Slam champion, Ollie Bearman, a Formula 1 driver and one of the sport’s most exciting stars, and Giannis Antetokounmpo, two-time NBA MVP and NBA champion, each of whom also became shareholders of Prenetics. These partnerships serve to reinforce IM8’s association with elite athletic performance and wellness, and have contributed to significant brand awareness and viral marketing campaigns, including content that generated hundreds of millions of social media impressions. We may, from time to time, enter into additional ambassador or influencer partnerships across multiple sports and wellness verticals, and deploy mass media campaigns to further promote our products and brand.
Our ability to manage customer acquisition costs efficiently is critical to the long-term sustainability of our business model. We acquire new customers through a variety of channels, including paid social media, influencer-driven content, organic search, partnerships, and physical advertising. As we have transitioned toward acquiring longer-duration quarterly subscribers, our per-customer acquisition costs have increased on an absolute basis, reflecting our deliberate investment in higher-quality subscribers with greater projected lifetime value. However, changes in digital advertising rates, platform algorithms, privacy regulations, or the effectiveness of our marketing content could result in increases in customer acquisition costs that are not offset by corresponding improvements in customer quality or retention. Our results of operations will be materially affected by our ability to balance growth-oriented marketing investments with disciplined management of the costs incurred to acquire and onboard new subscribers.
Key Components of Results of Operations
Revenue from continuing operations
We manage our businesses by divisions organized based on the nature of the products and services offered.
During the fiscal year ended December 31, 2024, we identified three operating segments: the Prevention segment, Diagnostics segment and Consumer Health segment.
On October 1, 2025, we disposed of our Diagnostics business, which is presented as discontinued operations in accordance with IFRS 5 in our consolidated financial statements for the year ended December 31, 2025. As a result of this disposal, we currently operate through two reportable segments: (i) the Prevention segment and (ii) the Consumer Health segment.
The table below sets forth our revenue from continuing operations by business segment for the periods presented.

	Year Ended December 31,
	2025	2024	2023
	(in thousands of U.S. dollars)
		(Restated)	(Restated)
Prevention	$12,945	$10,367	$6,155
Consumer Health	79,445	5,569	n/a
Total revenue from continuing operations	$92,390	$15,936	$6,155

For the year ended December 31, 2025, the Prevention segment from continuing operations and the Consumer Health segment from continuing operations contributed approximately 14% and 86% of total revenue from continuing operations, respectively.
For the year ended December 31, 2024, the Prevention segment from continuing operations and the Consumer Health segment from continuing operations contributed approximately 65% and 35% of our total revenue from continuing operations, respectively.
For the year ended December 31, 2023, the Prevention segment from continuing operations contributed 100% of our total revenue from continuing operations.
The table below presents our revenue from continuing operations by region for the years indicated. For more information on how we present our revenue from continuing operations by region, see Note 6 to our audited consolidated financial statements included elsewhere in this annual report.

	Year Ended December 31,
	2025	2024	2023
	(in thousands of U.S. dollars)
		(Restated)	(Restated)
Continuing operations
Hong Kong	$23,070	$10,425	$6,155
The United States	69,320	5,511	—
	$92,390	$15,936	$6,155
Revenue in our Prevention segment is derived from the provision of genetic testing services. Revenue is recognized at a point in time upon when the Group satisfies its performance obligation by delivering the test results or reports to the customer.
Revenue in our Consumer Health segment is derived from (i) the sale of consumer health and wellness products and (ii) the provision of fulfillment and distribution services for sports nutrition products. Revenue from the sale of consumer health products is recognized at a point in time when control of the goods transfers to the customer, which occurs upon delivery. For fulfillment and distribution services, revenue is recognized at a point in time when the customer's goods are delivered to the named destination. Revenue related to storage, packaging, receiving, and in-bound freight management services is recognized over time as the services are rendered.
Direct Costs, Gross Profit, and Gross Margin from continuing operations
Direct costs from continuing operations primarily comprise costs of inventories, staff costs, depreciation of lab equipment, freight and delivery expenses, and service-related charges, including next generation sequencing cost. As we continue to focus on our Consumer Health business, we are implementing disciplined cost management across procurement, manufacturing and logistics. We expect our cost structure to remain well-controlled and aligned with revenue growth, supported by supply chain optimization, vendor negotiations and operational efficiency initiatives. Over time, we believe scale efficiencies within our platform and tighter inventory and fulfillment management will support stable and sustainable gross margins.
Gross profit from continuing operations represents the difference between total revenue from continuing operations and total direct costs from continuing operations, and gross margin from continuing operations represents gross profit from continuing operations as a percentage of total revenue from continuing operations. Over the long term, we expect gross profit to benefit from revenue growth and disciplined cost management. As we continue to scale our Consumer Health business, we anticipate that operating leverage, supply chain optimization and procurement efficiencies will support stable and sustainable gross margins.
Other Income and Other Net Gains from continuing operations
Other income and other net gains from continuing operations primarily consist of government subsidies, bank interest income, dividend income. net foreign exchange (loss)/gain and sundry income.

Selling and Marketing Expenses from continuing operations
Selling and marketing expenses from continuing operations primarily comprise advertising and marketing expenses, staff costs, commission expenses, assembly and fulfillment expenses and other marketing and distribution expenses. These costs are incurred to support brand-building activities, marketing campaigns, customer acquisition efforts, packaging and fulfillment activities and sales channel development.
We expect selling and marketing expenses to increase in absolute terms as we continue to invest in customer acquisition, brand awareness and market expansion. Given our direct-to-consumer growth strategy, we anticipate marketing expenses will remain relatively stable as a percentage of revenue, reflecting sustained investment to drive revenue growth and market penetration.
Research and Development Expenses from continuing operations
Research and development expenses from continuing operations primarily comprise staff costs, production-related expenses, product infrastructure expenses and depreciation of right-of-use assets. These costs support product innovation, formulation enhancements and business development initiatives.
We expect research and development expenditures to remain disciplined and aligned with our product roadmap. While investment levels may vary depending on the timing and scope of specific initiatives, we anticipate that overall research and development spending will remain measured and strategically focused.
Impairment of Goodwill from continuing operations
Impairment of goodwill from continuing operations represents non-cash charges recognized when the carrying value of goodwill allocated to a cash-generating unit exceeds its estimated recoverable amount.
Administrative and Other Operating Expenses from continuing operations
Administrative and other operating expenses from continuing operations primarily comprise staff costs, consultancy fees, legal and professional service fees, auditor remuneration, subscription and software expenses, depreciation and amortization, and licensing and royalty fees. These expenses support the Group's corporate functions, including finance, legal, compliance, information technology infrastructure and administrative operations, as well as certain licensing and royalty arrangements associated with our Consumer Health business.
We expect these expenses to increase in absolute terms in the near term as we continue to continue to strengthen our operating infrastructure and meet the requirements of operating as a public company. This includes costs related to regulatory compliance, SEC reporting obligations, director and officer insurance, investor relations, external advisory services and technology enhancements. Over the longer term, we expect administrative and other operating expenses to remain disciplined and to benefit from operating leverage as revenue scales, supported by enhanced systems, process efficiencies and greater cost absorption across a larger revenue base.
Fair Value Gain/(Loss) on Financial Assets at Fair Value Through Profit or Loss from continuing operations
Fair value gain/(loss) on financial assets at fair value through profit or loss represents unrealized gain or loss arising from changes in the fair value of such assets during the reporting period. This is a non-cash item and does not impact our cash flows.
Gain on Warrant Exchange
Gain on warrant exchange represents the gain arising from the exchange of certain warrants for the Company’s ordinary shares during the reporting period. Upon the exchange, the warrant liabilities were derecognized and replaced by equity instruments measured at fair value at the exchange date. The difference between the carrying amount of the warrant liabilities and the fair value of the consideration issued was recognized as a gain. This is a non-cash item and does not impact our cash flows.

Fair Value Gain on Warrant Liabilities from continuing operations
Fair value gain on warrant liabilities relates to the changes in the fair value of the warrants which are issued in connection with the de-SPAC and placement transaction and measured at fair value through profit or loss. The warrants are exercisable from May 18, 2022 and will expire on May 18, 2027. This is a non-cash item and does not impact our cash flows.
Unrealized Fair Value Loss on Digital Assets from continuing operations
Unrealized fair value loss on digital assets represents non-cash losses arising from decreases in the fair value of our digital assets, which consist primarily of Bitcoin holdings. These assets are measured at fair value, with changes in fair value recognized in profit or loss based on quoted market prices at the reporting date. As a result, this line item may fluctuate depending on market conditions and Bitcoin price movements.
Gain on Partial Disposal of an Equity-accounted Investee
Gain on partial disposal of an equity-accounted investee represents the gain recognized upon the sale of a portion of our ownership interest in an investee accounted for using the equity method. The gain is measured as the difference between the consideration received and the proportionate carrying amount of the investment disposed. This is a non-recurring, non-cash gain to the extent it relates to the reclassification of accumulated equity-accounted balances and does not impact our cash flows.
Share of Loss of Equity-accounted Investees, net of tax
Share of loss of equity-accounted investees, net of tax, represents our proportionate share of the net losses incurred by investees accounted for under the equity method. Such losses are recognized in our consolidated statement of profit or loss and other comprehensive income in accordance with the equity method of accounting.
Other Finance Costs from continuing operations
Other finance costs primarily comprise interest expenses recognized on lease liabilities in accordance with IFRS 16. We currently do not have bank borrowings or other interest-bearing financing arrangements.
Income Tax (Expense)/Credit from continuing operations
Income tax (expense)/credit from continuing operations represents the net tax benefit recognized in respect of our continuing operations for the year. We are subject to income taxes in the jurisdictions in which we operate, each with its own statutory tax rates. Our effective tax rate may vary based on the geographic mix of taxable income or losses, the availability and utilization of tax credits and loss carryforwards, changes in the valuation of deferred tax assets and liabilities, and amendments to applicable tax laws and regulations.
Profit/(loss) From Discontinued Operations, Net of Tax
Profit/(loss) from discontinued operations, net of tax, represents the post-tax results of businesses that have been disposed of or classified as discontinued operations in accordance with applicable accounting standards. During the year ended December 31, 2025, this primarily relates to the disposal of ACT Genomics on October 1, 2025 and the results for the year include both the operating results of ACT Genomics prior to disposal and the gain recognized on disposal of the subsidiary. In prior periods, discontinued operations included the cessation of COVID-19-related diagnostic services and other DNA testing operations in the EMEA region.
Other Comprehensive Income/(Expense)
Other comprehensive income/(expense) primarily comprises exchange differences arising from the translation of foreign operations, which are driven by fluctuations in foreign exchange rates relative to the prior reporting period. It also includes our share of other comprehensive income or expense of equity-accounted investees recognized under the equity method, as well as the reclassification of cumulative translation reserves to profit or loss upon disposal of foreign operations.

Results of Operations
The following table sets forth our consolidated statements of profit or loss and other comprehensive income and their respective dollar amount for the years presented. Following the table, we discuss our results of operations for the year ended December 31, 2025 compared to the year ended December 31, 2024.

	Year Ended December 31,
	2025	2024	2023
	(in thousands of U.S. dollars)
		(Restated)	(Restated)
Continuing operations
Revenue	$92,390	$15,936	$6,155
Direct costs	(43,600)	(6,659)	(4,982)
Gross profit	48,790	9,277	1,173
Other income and other net gains	614	2,006	4,133
Selling and marketing expenses	(35,540)	(5,413)	(5,462)
Research and development expenses	(5,132)	(9,051)	(9,172)
Impairment of goodwill	(6,815)	—	—
Administrative and other operating expenses	(46,398)	(33,090)	(29,116)
Operating loss from continuing operations	(44,481)	(36,271)	(38,444)
Fair value gain/(loss) on financial assets at fair value through profit or loss	780	(8,869)	(7,135)
Gain on warrant exchange	36,657	—	—
Fair value (loss)/gain on warrant liabilities	(17,943)	49	3,351
Unrealized fair value loss on digital assets	(9,725)	—	—
Gain on partial disposal of an equity-accounted investee	—	1,244	—
Share of loss of equity-accounted investees, net of tax	(1,260)	(2,010)	(670)
Other finance costs	(241)	(168)	(46)
Loss before taxation	(36,213)	(46,025)	(42,944)
Income tax (expense)/credit	(34)	7,639	(54)
Loss from continuing operations	(36,247)	(38,386)	(42,998)
Discontinued operations
Loss from discontinued operations, net of tax	(3,731)	(11,420)	(21,779)
Loss for the year	(39,978)	(49,806)	(64,777)
Other comprehensive income/(expense)
Items that will not be reclassified subsequently to profit or loss:
Share of other comprehensive (expense)/income of equity-accounted investees	(26)	303	—
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	716	(1,024)	1,795
Reclassification of cumulative translation reserve upon disposal of foreign operations	(74)	—	—
Other comprehensive income/(expense) for the year	616	(721)	1,795
Total comprehensive expense for the year	$(39,362)	$(50,527)	$(62,982)

Comparison of the Years Ended December 31, 2025 and 2024
Revenue From Continuing Operations

	Year Ended December 31
	2025	2024	$ Change	% Change
	(in thousands of U.S. dollars, unless otherwise stated)
		(Restated)
Prevention	$12,945	$10,367	$2,578	25%
Consumer Health	79,445	5,569	73,876	1327%
Total revenue from continuing operations	$92,390	$15,936	76,454	480%
Our total revenue from continuing operations increased by $76.5 million, or 480%, from $15.9 million for the year ended December 31, 2024 to $92.4 million for the year ended December 31, 2025. The increase was primarily driven by the rapid growth of our consumer health business, particularly IM8, which contributed $60.1 million in revenue during 2025 following its launch in December 2024. The significant scale-up of IM8 reflects strong customer acquisition, expanding international presence and increased subscription adoption.
Revenue growth from continuing operations was further supported by the full-year contribution from Europa, acquired in August 2024, which expanded our fulfillment and distribution capabilities for sports nutrition products. In addition, revenue from genetic testing services, under the CircleDNA brand, increased year-over-year, contributing to the overall growth.
Prevention. Revenue from continuing operations derived from our Prevention segment increased by $2.6 million, or 25%, from $10.4 million for the year ended December 31, 2024 to $12.9 million for the year ended December 31, 2025. The increase was primarily attributable to a higher number of CircleDNA reports released during the year ended December 31, 2025, resulting in revenue recognition upon delivery of testing results, and to and revenue recognized from the expiration of unused test kits, which had previously been recorded as contract liabilities.
Consumer Health. Revenue from continuing operations derived from our Consumer Health segment increased by $73.9 million, or 1,327%, from $5.6 million for the year ended December 31, 2024 to $79.4 million for the year ended December 31, 2025. The increase was primarily driven by the strong performance of our consumer health product, IM8, which generated $60.1 million in revenue in its first full fiscal year following launch, as well as contributions from Europa's fulfillment and distribution services.
Direct Costs, Gross Profit and Gross Margin From Continuing Operations
Total direct costs from continuing operations increased by $36.9 million, or 555%, from $6.7 million for the year ended December 31, 2024 to $43.6 million for the year ended December 31, 2025. The increase was primarily attributable to the significant growth in our Consumer Health segment, particularly IM8, as well as the full-year contribution from Europa following its acquisition in August 2024. The increase reflects higher cost of inventories, logistics expenses, service-related charges, and staffing costs required to support the expanded scale of operations.
Gross profit from continuing operations increased by $39.5 million, or 426%, from $9.3 million for the year ended December 31, 2024 to $48.8 million for the year ended December 31, 2025. The increase was primarily driven by strong revenue growth in IM8, which generated $60.1 million in revenue during 2025, together with continued contributions from CircleDNA and Europa.
Gross margin from continuing operations decreased from 58% for the year ended December 31, 2024 to 53% for the year ended December 31, 2025. The decline in consolidated gross margin was primarily attributable to the revenue mix effect resulting from the inclusion of the lower-margin Europa distribution business. With the divestment of the Europa 3PL business completed in January 2026, we expect our blended gross margin profile to improve, assuming continued growth in our higher-margin Consumer Health products.

Other Income and Other Net Gains From Continuing Operations
Other income and other net gains from continuing operations decreased by $1.4 million, or 69%, from $2.0 million for the year ended December 31, 2024 to $0.6 million for the year ended December 31, 2025. The decrease was primarily attributable to lower bank interest income and other incidental income compared to the prior year.
Selling and Distribution Expenses From Continuing Operations
Selling and distribution expenses from continuing operations increased by $30.1 million, or 557%, from $5.4 million for the year ended December 31, 2024 to $35.5 million for the year ended December 31, 2025. The increase was primarily attributable to higher advertising and promotional expenses, customer acquisition costs, commission expenses and fulfillment-related costs associated with the rapid expansion of IM8 and the scaling of our Consumer Health segment.
Selling and marketing expenses from continuing operations represented 38% of revenue from continuing operations for the year ended December 31, 2025, compared to 34% in 2024, reflecting our deliberate investment in marketing initiatives to drive growth.
Research and Development Expenses From Continuing Operations
Research and development expenses from continuing operations decreased by $3.9 million, or 43%, from $9.1 million for the year ended December 31, 2024 to $5.1 million for the year ended December 31, 2025. The decrease was primarily attributable to reduced development activities compared to the prior year, which included product development activities at a greater scale.
Impairment Loss of Goodwill
An impairment loss of $6.8 million was recognized for the year ended December 31, 2025 in respect of goodwill allocated to the Europa cash-generating unit. The impairment was recognized as the carrying amount of the cash-generating unit exceeded its recoverable amount based on management's assessment. This impairment loss is a non-cash charge and does not impact our liquidity or cash flows. No impairment loss of goodwill was recognized for the year ended December 31, 2024.
Administrative and Other Operating Expenses From Continuing Operations
Administrative and other operating expenses from continuing operations increased by $13.3 million, or 40%, from $33.1 million for the year ended December 31, 2024 to $46.4 million for the year ended December 31, 2025. The increase was primarily attributable to higher professional fees, consultancy expenses, licensing and royalty expenses and general corporate expenses associated with the expansion of our Consumer Health segment and the operational scaling of the business during the year.
Fair Value Gain/(Loss) on Financial Assets at Fair Value Through Profit or Loss From Continuing Operations
Fair value changes on financial assets at fair value through profit or loss from continuing operations changed from a loss of $8.9 million for the year ended December 31, 2024 to a gain of $0.8 million for the year ended December 31, 2025. The movement reflects changes in the fair value of such financial assets during the reporting period. These fair value adjustments are non-cash in nature and do not impact our cash flows.
Gain on Warrant Exchange
Gain on warrant exchange was $36.7 million for the year ended December 31, 2025, compared to nil for the year ended December 31, 2024. The gain arose from the exchange of certain warrants for the Company’s ordinary shares during the year. The gain represents the difference between the carrying amount of the warrant liabilities derecognized and the fair value of the instruments issued at the exchange date. This is a non-cash item and does not impact our liquidity or cash flows.

Fair Value (Loss)/Gain on Warrant Liabilities From Continuing Operations
Fair value loss on warrant liabilities was $17.9 million for the year ended December 31, 2025, compared to a fair value gain of $49.0 thousand for the year ended December 31, 2024. The movement reflects changes in the fair value of warrants issued in connection with the de-SPAC and the placement transaction, which are measured at fair value through profit or loss. These fair value adjustments are non-cash in nature and do not affect our liquidity or cash flows.

Unrealized Fair Value Loss on Digital Assets
Unrealized fair value loss on digital assets was $9.7 million for the year ended December 31, 2025, compared to nil in 2024. The loss represents non-cash changes in the fair value of our digital assets, which primarily consist of Bitcoin holdings, measured based on quoted market prices at the reporting date. The fair value movements reflect volatility in market prices during the year and do not impact our operating cash flows.
Gain on Partial Disposal of an Equity-accounted Investee
No gain on partial disposal of an equity-accounted investee was recognized for the year ended December 31, 2025. In 2024, a gain of $1.2 million was recognized upon the sale of a portion of our interest in an investee accounted for using the equity method. The gain represented the difference between the consideration received and the proportionate carrying amount of the investment disposed.

Share of Loss of Equity-accounted Investees, net of tax
Share of loss of equity-accounted investees, net of tax, decreased by $0.7 million, or 37% from $2.0 million for the year ended December 31, 2024 to $1.3 million for the year ended December 31, 2025. This amount represents our proportionate share of the net losses incurred by investees accounted for under the equity method.
Other Finance Costs From Continuing Operations
Other finance costs from continuing operations remained relatively stable at $0.2 million for the year ended December 31, 2025, compared to to $0.2 million for the year ended December 31, 2024. These costs primarily represent interest expenses recognized on lease liabilities.
Income Tax (Expense)/Credit From Continuing Operations
Income tax credit from continuing operations changed from a credit of $7.6 million for the year ended December 31, 2024 to $33.6 thousand for the year ended December 31, 2025. The tax credit recognized in 2024 was primarily attributable to the reversal of an overprovision of income tax recorded in prior years. In 2025, the tax impact was not material and reflects the geographic mix of taxable income and losses during the year.
Profit/(Loss) From Discontinued Operations, Net of Tax
Loss from discontinued operations, net of tax, decreased from $11.4 million for the year ended December 31, 2024, to $3.7 million for the year ended December 31, 2025, representing an improvement of $7.7 million. The results for 2025 primarily reflect the operating results and disposal impact of ACT Genomics, which was classified as a discontinued operation in accordance with IFRS 5 and disposed of on October 1, 2025. The results for the year include both the operating results of ACT Genomics prior to disposal and the gain of $2.0 million recognized upon disposal of the subsidiary. In 2024, discontinued operations primarily related to the cessation of COVID-19-related diagnostic services and certain DNA testing operations in the EMEA region.
Other Comprehensive Income/(Expense)
Other comprehensive income was $0.6 million for the year ended December 31, 2025, compared to other comprehensive expense of $0.7 million for the year ended December 31, 2024.
The movement was primarily attributable to exchange differences arising from the translation of foreign operations, reflecting fluctuations in foreign currency exchange rates during the year. In addition, 2025 included a reclassification of cumulative translation reserves to profit or loss upon the disposal of foreign operations, as well as our share of other comprehensive income or expense of equity-accounted investees.

Non-IFRS Financial Measures
Management uses certain non-IFRS financial measures to supplement the financial measures prepared in accordance with IFRS Accounting Standards, which include adjusted EBITDA. Management believes that adjusted EBITDA is helpful to investors as they provide useful information to understand our core financial and operating performance from period to period because they exclude (1) depreciation and amortization, (2) interest income, (3) other finance costs, (4) income tax expense/(credit), (5) amortization of deferred expenses, (6) equity-settled share-based payment expenses, (7) non-recurring expenses related to acquisition, disposal and fundraising, (8) strategic realignment and discontinued products impact, (9) exchange gain or loss, net, (10) fair value loss on financial assets at fair value through profit or loss, (11) gain on warrant exchange, (12) fair value loss/(gain) on warrant liabilities, (13) unrealized fair value loss on digital asset, (14) gain on partial disposal of an equity-accounted investee, (15) share of loss of equity-accounted investees, net of tax, (16) impairment loss of goodwill, and (17) (profit)/loss from discontinued operations, net of tax. These adjustments are made for items that may not be indicative of our business performance, including non-cash and/or non-recurring items.
In addition to our results determined in accordance with IFRS Accounting Standards, we present the non-IFRS measure as supplemental information. We believe this measure is useful to management and investors in evaluating our operating performance, as it excludes certain items that we do not consider indicative of our ongoing operating results. We use this measure for internal planning, forecasting and performance evaluation purposes. We believe this non-IFRS financial measure may provide investors with additional information regarding our results of operations and enhance consistency and comparability with our historical financial performance. However, this measure may not be comparable to similarly titled measures provided by other companies, as other companies may calculate similarly titled measures differently. This non-IFRS financial measure is presented for supplemental informational purposes only and should not be considered in isolated from, or as a substitute for, financial information prepared and presented in accordance with IFRS Accounting Standards. This measure has limitations as an analytical tool and should not be viewed as an alternative to loss for the year, loss before taxation or any other performance measure derived in accordance with IFRS Accounting Standards.

The tables below reconciles adjusted EBITDA to its most directly comparable IFRS Accounting Standards measure for the periods presented. Investors are encouraged to review the related IFRS Accounting Standards financial measures and the reconciliations of this non-IFRS measure to its most directly comparable IFRS Accounting Standards financial measure.

	Year Ended
	December 31,	December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Loss for the year under IFRS Accounting Standards	$(39,978)	$(49,806)
Depreciation and amortization	2,340	2,479
Interest income	(1,042)	(1,846)
Other finance costs	241	168
Income tax expense/(credit)	34	(7,639)
EBITDA (Non-IFRS)	(38,405)	(56,644)
Amortization of deferred expenses	3,549	8,294
Equity-settled share-based payment expenses	6,354	5,842
Non-recurring expenses related to acquisition, disposal and fundraising	7,952	3,605
Strategic realignment and discontinued products impact	3,761	173
Exchange gain or loss, net	838	(8)
Fair value loss on financial assets at fair value through profit or loss	(780)	8,869
Gain on warrant exchange	(36,657)	—
Fair value loss/(gain) on warrant liabilities	17,943	(49)
Unrealized fair value loss on digital asset	9,725	—
Gain on partial disposal of an equity-accounted investee	—	(1,244)
Share of loss of equity-accounted investees, net of tax	1,260	2,010
Impairment loss of goodwill	6,815	—
Loss from discontinued operations, net of tax	3,731	11,420
Adjusted EBITDA (Non-IFRS)	$(13,914)	$(17,732)

	Three Months Ended
	December 31,	December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Loss for the period under IFRS Accounting Standards	$(7,542)	$(17,543)
Depreciation and amortization	493	668
Interest income	(210)	(522)
Other finance costs	45	86
Income tax expense/(credit)	37	(7,440)
EBITDA (Non-IFRS)	(7,177)	(24,751)
Amortization of deferred expenses	—	2,099
Equity-settled share-based payment expenses	1,299	1,176
Non-recurring expenses related to acquisition, disposal and fundraising	4,366	1,781
Strategic realignment and discontinued products impact	3,750	10
Exchange gain or loss, net	199	(546)
Fair value (gain)/loss on financial assets at fair value through profit or loss	(879)	8,728
Gain on warrant exchange	(36,657)	—
Fair value loss/(gain) on warrant liabilities	17,339	(31)
Unrealized fair value loss/(gain) on digital asset	9,725	—
Gain on partial disposal of an equity-accounted investee	—	(1,244)
Share of loss of equity-accounted investees, net of tax	196	961
Impairment loss of goodwill	6,815	—
(Profit)/loss from discontinued operations, net of tax	(2,153)	4,202
Adjusted EBITDA (Non-IFRS)	$(3,177)	$(7,615)
B.Liquidity and Capital Resources
We have historically financed our operations primarily through the issuance of ordinary shares, proceeds from capital markets transactions and cash generated from investing activities. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes, as well as investment in research and development and potential mergers and acquisition opportunities.
As of December 31, 2025 and 2024, our principal source of liquidity was our cash balance of $32.1 million and $52.3 million, respectively. The decrease in cash balance year-over-year was primarily attributable to operating cash outflows and investments in digital assets and financial assets, partially offset by proceeds from financing activities and disposal transactions. We incurred a net loss after tax of $40.0 million and $49.8 million for the years ended December 31, 2025 and 2024, respectively. Net cash used in operating activities was $21.8 million in 2025, compared to $28.9 million in 2024, reflecting continued operating losses and working capital investments to support business expansion, partially offset by improved revenue scale.
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

Assuming the exercise of all outstanding Warrants for cash, we would receive aggregate proceeds of approximately $154.6 million. However, we will only receive such proceeds if all the Warrant holders exercise all of their Warrants. The exercise price of our Warrants was $8.91 per 1.29 shares (or an effective price of $6.91 per share), subject to adjustment. After completion of our reverse stock split of 15-to-1 in November 2023, the exercise price of our Warrants has been adjusted to $133.65 per 1.29 shares (or an effective price of $103.60 per share). Assuming the exercise of all outstanding Class A Warrants, Class B Warrants, Class C Warrants and Placement Agent Warrants, we would receive aggregate proceeds of approximately $65.0 million (subject to adjustment of exercise prices). However, we will only receive such proceeds if all the holders of Class A Warrants, Class B Warrants, Class C Warrants and Placement Agent Warrants exercise all of their such warrants. We believe that the likelihood that warrant holders determine to exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the market price of our Class A Ordinary Shares. If the market price for our Class A Ordinary Shares is less than the exercise price of the warrants (on a per share basis), we believe that warrant holders will be very unlikely to exercise any of their warrants, and accordingly, we will not receive any such proceeds. There is no assurance that the warrants will be “in the money” prior to their expiration or that the warrant holders will exercise their warrants. Holders of the Private Warrants have the option to exercise the Private Warrants on a cashless basis in accordance with the Existing Warrant Agreement. Holders of our Class A Warrants, Class B Warrants, Class C Warrants and Placement Agent Warrants have the option to exercise such warrants on a cashless basis in accordance with the terms of such warrants. To the extent that any warrants are exercised on a cashless basis, the amount of cash we would receive from the exercise of the warrants will decrease.
On December 30, 2022, we acquired 74.39% of equity interest in ACT Genomics for a total consideration of $10 million in cash and 19,891,910 Class A Ordinary Shares (which were subsequently consolidated into approximately 1,326,128 Class A Ordinary Shares, due to the reverse stock split). On October 1, 2025, we sold our equity interest in ACT Genomics to Delta Electronics, Inc. for up to approximately $72 million in cash (of which approximately $46 million are gross proceeds to Prenetics).
On July 20, 2023, we initiated a 50/50 equity-accounted investee, Insighta. This establishment involved a total consideration of $80 million in cash and 22,222,222 Class A Ordinary Shares (which were subsequently consolidated into 1,481,482 Class A Ordinary Shares, due to the reverse stock split). On October 14, 2024, our shareholding in Insighta was reduced to 35% following a disposal of 15% interest for a consideration of $30 million to Tencent. On February 17, 2026, we sold our remaining 35% equity stake in Insighta to Tencent for $70 million in cash.
On January 1, 2026, we entered into an Asset Purchase Agreement with an independent buyer pursuant to which we divested substantially all of the assets of the logistics, fulfillment, warehousing and distribution business operated under Europa Sports Partners, LLC. The aggregate consideration comprises share consideration in the buyer’s parent, consisting of (i) closing shares with an aggregate value of approximately $3.0 million, subject to a vesting condition linked to specified performance milestones, and (ii) contingent share consideration of up to $10.0 million, payable in tranches upon achievement of additional performance targets during the earn-out period. The performance milestones are primarily linked to the operational and commercial performance of the disposed business, including shipment volume–based targets and referral revenue generated under post-closing commercial arrangements. The buyer also assumed certain liabilities associated with the transferred business relating to the assigned contracts and operations subsequent to the closing date.
In addition, during the year ended December 31, 2025, we deployed a portion of our capital into financial assets at fair value through profit or loss and digital assets, primarily Bitcoin, as part of our broader capital allocation strategy. During the year, we invested approximately $54.4 million in digital assets and $20.0 million in financial assets at fair value through profit or loss. As of December 31, 2025, the carrying amount of our digital assets was approximately $44.6 million. Investments in financial assets at fair value through profit or loss are generally made with the objective of achieving returns on surplus cash and may include equity or other marketable instruments. Our investment in digital assets reflects a treasury diversification approach and is subject to significant market price volatility. These investments are non-operating in nature and are measured at fair value, with changes in fair value recognized in profit or loss or other comprehensive income. As a result, they may introduce volatility to our reported earnings that is not directly related to our core operating performance. While these assets are generally liquid, their realizable value may fluctuate significantly depending on prevailing market conditions, which may impact the timing and amount of liquidity available if we elect to monetize such positions. We continuously monitor our investment portfolio and may adjust our holdings from time to time based on market conditions, liquidity requirements and risk considerations.
We believe our existing cash and cash equivalents, together with proceeds from financing activities, will be sufficient to meet our operating working capital requirements, and capital expenditures at least for the next twelve months. Our future liquidity and capital requirements will depend on a number of factors, including the growth and performance of our business, the level of investment in marketing and inventory, and the timing and scale of any strategic investments or acquisitions.
While we currently do not have any committed external financing arrangements or agreements for future investments or acquisitions, we may seek additional capital through equity or debt financing if required to support our strategic initiatives. Our ability to obtain additional financing will depend on market conditions, investor demand and our financial performance.
Cash flows from operations may also be affected by customer demand, and other risks described under “Item 3. Key Information — D. Risk Factors.” We intend to maintain financing flexibility and access to the capital markets where appropriate to support the execution of our long-term growth strategy.
The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2025	2024	2023
	(in thousands of U.S. dollars)
Net cash used in operating activities	(21,826)	(28,874)	(13,765)
Net cash (used in)/from investing activities	(35,694)	38,541	(82,952)
Net cash from/(used in) financing activities	37,467	(3,343)	(4,704)
Operating Activities
Net cash used in operating activities was $21.8 million for the year ended December 31, 2025, compared to $28.9 million for the year ended December 31, 2024. The operating cash outflow in 2025 was primarily driven by a net loss of $40.0 million, which included several significant non-cash items. These non-cash adjustments included an unrealized fair value loss on digital assets of $9.7 million, an impairment loss of goodwill of $6.8 million, equity-settled share-based payment expenses of $7.6 million, depreciation of $2.7 million, amortization of intangible assets of $1.1 million, share of loss of equity-accounted investees of $2.1 million, write-off on inventories of $0.7 million, fair value loss on financial assets at fair value through profit or loss of $0.8 million, fair value loss on warrant liabilities of $17.9 million, and other finance costs of $0.3 million, partially offset by gain on warrant exchange of $36.7 million, gain on disposal of a subsidiary of $2.0 million and bank interest income of $1.1 million. These items do not have an immediate impact on cash flows and may vary from period to period depending on market conditions, valuation assumptions and the performance of investees.
Changes in operating assets and liabilities resulted in a net cash outflow of $9.1 million for the year ended December 31, 2025. This was primarily attributable to increases in inventories of $2.8 million, an increase in deposits, prepayments and other receivables of $3.8 million, reflecting inventory build-up and upfront operating expenditures to support the expansion of our Consumer Health business. These outflows were partially offset by increases in accrued expenses and other current liabilities of $15.5 million and increase in trade payables of $0.3 million, which reflect the timing of vendor payments and the scaling of operations. In addition, contract liabilities decreased by $3.3 million during the year, primarily due to the recognition of revenue upon the satisfaction of performance obligations associated with previously contract liabilities. Compared to the prior year, the reduction in net cash used in operating activities reflects the continued scaling of our revenue base and operating efficiencies, notwithstanding ongoing investments to support growth.
Net cash used in operating activities for the year ended December 31, 2024 was $28.9 million, primarily driven by a loss for the year of $49.8 million, adjusted for non-cash items. These adjustments included fair value loss on financial assets at fair value through profit or loss of $8.9 million, equity-settled share-based payment expenses of $7.8 million, depreciation of $4.0 million, amortization of intangible assets of $1.9 million, share of loss of equity-accounted investees of $1.8 million, write-off on inventories of $0.7 million, bank interest income of $2.0 million, and other finance costs of $0.2 million.
Changes in operating assets and liabilities resulted in a net cash outflow of $2.0 million, primarily due to a decrease in deposits and prepayments and other receivables of $2.1 million, a decrease in trade receivables of $0.6 million, and an increase in inventories of $1.3 million, partially offset by a decrease in trade payables of $4.7 million, a decrease in accrued expenses and other current liabilities of $0.9 million, an increase in contract liabilities of $0.4 million, and a decrease in deferred expenses of $8.3 million.

Investing Activities
Net cash used in investing activities was $35.7 million for the year ended December 31, 2025, compared to net cash provided by investing activities of $38.5 million for the year ended December 31, 2024. Investing cash outflows in 2025 were primarily attributable to $0.2 million for the purchase of property, plant and equipment, $54.4 million used for the purchase of digital assets, primarily Bitcoin, and $20.0 million invested in financial assets at fair value through profit or loss, reflecting our capital allocation strategy and investment in digital assets. These outflows were partially offset by $37.8 million of net cash inflow from the disposal of a subsidiary, and $1.1 million in interest income received. The shift from net inflows in 2024 to net outflows in 2025 reflects a transition from divestment-related activities to investment deployment and treasury diversification.
Net cash provided by investing activities for the year ended December 31, 2024 was primarily attributable to $30.0 million in proceeds from the partial disposal of an equity-accounted investee and $16.0 million from the redemption of short-term deposits, partially offset by $8.3 million paid for acquisition of a business, and $1.0 million paid for the purchase of property, plant and equipment.
Financing Activities
Net cash provided by financing activities was $37.5 million for the year ended December 31, 2025, compared to net cash used in financing activities of $3.3 million for the year ended December 31, 2024. Financing inflows in 2025 were primarily attributable to $40.2 million in proceeds from a public placement, which strengthened our liquidity position and provided additional capital to support the expansion of our Consumer Health business and other strategic initiatives. These inflows were partially offset by $2.4 million in capital element of lease rentals paid and $0.3 million in interest element of lease rentals paid. The financing inflow in 2025 represents a non-recurring capital raising activity and may not be indicative of future financing cash flows.
Net cash used in financing activities for the year ended December 31, 2024 primarily consisted of $2.6 million in capital element of lease rentals paid, $0.2 million in interest element of lease rentals paid, and $0.6 million in payments for purchase of treasury shares.
Contractual and Other Obligations
Other than the ordinary cash requirements for our operations and our capital expenditure, our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include lease liabilities, warrant liabilities, and liabilities for puttable financial instruments. The following table sets forth their details as of December 31, 2025:

	Payment Due by Period
	Total	Less than 1 year	1 – 2 Years
	(in thousands of U.S. dollars)
Lease liabilities	1,876	1,428	448
Warrant liabilities	20,319	20,319	—
Off-Balance Sheet Arrangements
Since the date of our incorporation, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.
C.Research and Development, Patents and Licenses, Etc.
See “Item 4. Information on the Company — B. Business Overview — Research and Development” and “Item 4. Information on the Company — B. Business Overview — Intellectual Property.”
D.Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2025 to December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
The determination of recoverable amount involves significant judgement and the use of estimates. In particular, value-in-use calculations require management to make assumptions regarding future cash flows, including expected revenue growth, operating margins, terminal growth rates and appropriate discount rates. These assumptions are based on management’s expectations of future business performance and market conditions.
Where fair value less costs of disposal is applied, the determination of recoverable amount may involve the use of valuation techniques based on market participant assumptions, including probability-weighted assessments of expected future consideration where relevant. Such valuations may incorporate both fixed and contingent share consideration linked to the achievement of specified performance milestones.
Management exercised significant judgement in determining the appropriate valuation methodology for certain cash-generating units, including the use of fair value less costs of disposal where appropriate. This assessment required consideration of the Group’s strategic direction, including decision to divest certain businesses, as well as market participant assumptions.
The estimation of recoverable amount is inherently uncertain and sensitive to changes in key assumptions. Changes in future operating performance, discount rates, probability of achieving performance milestones or market conditions could result in material changes to the recoverable amount and may lead to impairment charges in future periods.
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

Fair Value of Warrant Liabilities
The Group’s warrant liabilities are classified as financial liabilities and measured at fair value through profit or loss. The fair value of these instruments is determined using valuation techniques, including binomial option pricing models and Monte Carlo simulation models, due to the absence of quoted market prices for certain warrants.
The valuation of warrant liabilities requires the use of significant estimates and assumptions, including the Company’s share price, expected volatility, expected term and risk-free interest rates. The Group applies consistent valuation methodologies based on market-observable data where available, though these assessments involve inherent estimation.
Changes in these assumptions, particularly fluctuations in the Company’s share price and market volatility, are recorded as non-cash gains or losses in the consolidated statement of profit or loss from period to period. The Group monitors these valuations to ensure they reflect current market data in accordance with relevant accounting standards.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth certain information relating to our executive officers and directors as of the date of this annual report. Our board of directors is comprised of four directors.
The terms of two former members of the Board, Ms. Chiu Wing Kwan Winnie, an independent director and member of our Audit Committee, the Compensation Committee and the Nominating and Corporate Government Committee, and Ms. Kathryn Henry, an independent director, ended on May 17, 2025 and June 12, 2025 respectively and were not renewed. The decision did not arise or result from any disagreement between Ms. Chiu Wing Kwan Winnie and Ms. Kathryn Henry with the Company. We appointed Kong Yiu (Andy) Cheung as an independent director to our Board of Directors and as a member of the Audit Committee, effective June 16, 2025.
Mr. Kong Yiu (Andy) Cheung resigned from his position as director of the Company, effective February 16, 2026. Mr. Cheung’s decision to step down followed the Company’s strategic shift to focus its resources and management attention entirely on the continued global expansion and scaling of its flagship health and longevity brand, IM8. The decision did not arise or result from any disagreement between Mr. Cheung and the Company. The Company appointed Dr. Darshan Shah to its Board as an independent director and member of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, effective February 16, 2026.

Name	Age	Position/Title
Danny Sheng Wu Yeung	47	Director, Chairperson and Chief Executive Officer
Cheng Yin Pan (Ben)	38	Independent Director
Dr. Darshan Shah	53	Independent Director
David Eric Vanderveen	57	Director and President of Americas
Lo Hoi Chun (Stephen)	41	Chief Financial Officer
Danny Sheng Wu Yeung is the co-founder of Prenetics and has served as Chief Executive Officer and Chairman of the Board since the Company's inception in 2014. Mr. Yeung also serves as co-founder and Chief Executive Officer of IM8, a premium health and longevity brand co-founded with David Beckham and wholly owned by Prenetics. Under Mr. Yeung's leadership, Prenetics performed 28 million COVID-19 tests and generated approximately $700 million in revenue during the pandemic, and subsequently completed a public listing on the Nasdaq Stock Exchange. Prior to Prenetics, Mr. Yeung was a founding partner at SXE Ventures, where he led investments in genetic testing companies and in Honey Science Corporation, which was acquired by PayPal Holdings, Inc. for approximately $4 billion in 2019. Mr. Yeung founded uBuyiBuy in 2010, which was subsequently acquired by Groupon, Inc. Prior to leaving Groupon in early 2014, Mr. Yeung served as Chief Executive Officer of Groupon East Asia, establishing it as the largest e-commerce platform in the region. Mr. Yeung's earlier ventures include franchising Hong Kong dessert chain Hui Lau Shan into the United States and operating a hospitality furniture business that executed multi-million-dollar projects for MGM Resorts International.
Cheng Yin Pan (Ben) is the Chairman of the Board of Directors and Chief Executive Officer of Youngtimers AG, a Switzerland-listed global asset management firm (SIX: YTME), since January 2025, and CEO of C Capital since March 2016. Under his leadership, C Capital has made significant strides in the investment landscape, focusing on transformative opportunities across various sectors. With extensive experience in venture capital and private equity, Mr. Cheng has played a pivotal role in high-profile investments, including CASETiFY, the fastest-growing global tech accessories brand; XiaoPeng (NYSE: XPEV), a leading Chinese electric vehicle manufacturer; Animoca brands, a multinational blockchain technology; NOTHING, a U.K.-based consumer electronics manufacturer; and Lalamove, a prominent Chinese on-demand logistics firm. Mr. Cheng is an independent director of Prenetics and holds a non-executive director position at Ocean Line Port Development Limited (8502.HK). In addition to his operational roles, Mr. Cheng actively contributes to the community as a committee member of the Hong Kong Trade Development Council Mainland Business Advisory Committee and the Venture Committee of Hong Kong Venture Capital and Private Equity Association. Prior to C Capital, Mr. Cheng honed his expertise as an investment banker at Bank of Americal Merrill Lynch and Standard Chartered Bank, where he was involved in landmark transactions such as the US$3.3 billion take-private of WuXi Pharma Tech, Temasek’s US$5.7 billion investment in Watson’s and the US$2.1 billion acquisition of ING’s insurance business in Hong Kong, Macau and Thailand. Mr. Cheng holds a bachelor’s degree in Quantitative Finance with honors from the Chinese University of Hong Kong. He is a member of CPA Australia.
Dr. Darshan Shah is a board-certified surgeon and a recognized expert in longevity medicine with over 20 years of experience in clinical practice and healthcare entrepreneurship. He currently serves as an independent director of Prenetics. Dr. Shah earned his medical degree at the age of 21 from the University of Missouri, Kansas City, and completed his surgical training at the Mayo Clinic. During his career as a specialist in trauma and reconstructive surgery, he personally performed over 20,000 surgical procedures. Since 2016, Dr. Shah has served as the Founder and Chief Executive Officer of Next Health, one of the world's premier health optimization and longevity centers. In addition to his role at Next Health, Dr. Shah is the host of the EXTEND Podcast, where he engages with leading scientists on advancements in health, wellness and longevity. He is an alumnus of Harvard Business School and Singularity University, and has authored numerous peer-reviewed articles in academic medical journals. In recent years, Dr. Shah has transitioned his clinical focus to longevity and healthspan optimization, advising thousands of patients on data-driven wellness protocols. This deep medical foundation provides the Board with critical technical oversight as Prenetics continues to scale its science-backed product ecosystem, including the IM8 brand.
David Eric Vanderveen has had a successful 30-year track record in beverage, nutrition, and technology, leading disruptive change at both private and public companies. He currently serves as our director and President of Americas. From 2022 until recently, he was CEO of Nirvana Water Sciences, where he developed a team of industry beverage, functional beverage, and supplement experts to transform the brand, product portfolio, go-to-market strategy, and execution of the business. From 2002 to 2015, Mr. Vanderveen was the founder and CEO of XS Worldwide, a company with a portfolio of energy drinks and sports nutrition products. XS partnered with Amway Corporation and became the fastest-growing business segment and category for the world’s largest direct seller, reaching annual sales of over $400 million with distribution in more than 60 countries. XS was sold to Amway in 2015, where Mr. Vanderveen served as Vice President and Global General Manager for the XS brand, achieving maximum earn-out through 2018. Mr. Vanderveen is also an advisor and limited partner at RX3 Growth Partners, a private equity firm that partners with consumer brands and other leading investment firms to maximize value by leveraging its unique influencer base of athletes, celebrities, and thought leaders, and is a general partner in LLB Global Fund, an international arbitration fund in partnership with French law firm, Lazareff Le Bars.
Lo Hoi Chun (Stephen) has served as our Chief Financial Officer since 2018, and oversees our financial operations, corporate accounting and reporting, treasury, financial and tax planning and analysis, and investor relations. Prior to joining us, Mr. Lo served as the Vice President in the Asia Pacific Investment Banking team of Citigroup, where he worked extensively on initial public offering transactions, placements, debt issuances and cross border mergers and acquisitions in Asia and the United States. Previously, Mr. Lo was an auditor with Ernst & Young. Mr. Lo received a Master of Business Administration from Yale University’s School of Management, a Master of Science in Accounting and Finance from the London School of Economics and Political Science, and a bachelor’s degree in Accounting from Hong Kong Baptist University. Mr. Lo is a Fellow of the Hong Kong Institute of Certified Public Accountants, a Chartered Accountant of the Institute of Chartered Accountants in England and Wales (ICAEW) and a CFA Charter Holder. He serves on the Hong Kong Committee of ICAEW.
B.Compensation
Compensation of Directors and Executive Officers
In 2025, we paid an aggregate of US$5.91 million and US$3.94 million in cash compensation and benefits in kind to our directors and executive officers as a group, respectively. Our directors and executive officers do not receive pension, retirement or other similar benefits, and we have not set aside or accrued any amount to provide such benefits to our executive officers. Our subsidiary in Hong Kong is required by the applicable local laws and regulations to make contributions to Mandatory Provident Fund.
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
Each of the executive officers is party to an employment agreement with Prenetics Limited or IM8 (US) LLC, which are our wholly-owned subsidiaries. Under these agreements, the employment of each executive officer is for a specified time period, and may be terminated for cause, at any time, for certain acts of the executive officer, such as continued failure to satisfactorily perform, willful misconduct or gross negligence in the performance of agreed duties, conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude, or dishonest act that results materially to our detriment or material breach of the employment agreement. The employment may also be terminated without cause upon 90 days’ advance written notice. The executive officer may resign at any time with a 90-day advance written notice.
The employment agreements with the other executive officers also include confidentiality and nondisclosure restrictions and non-competition and non-solicitation restrictions that apply during employment and for certain periods following termination of employment.
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
The 2022 Plan
On May 18, 2022, we adopted the 2022 Share Incentive Plan, or the 2022 Plan, which became effective on the same day. The following summarizes the material terms of the 2022 Plan:
Shares Subject to the Plan. Initially, the maximum number of ordinary shares that may be issued under the 2022 Plan is (a) 16,479,399 (consolidated into 1,098,627 due to the 15:1 reverse stock split), which will be increased on the first day of each calendar year beginning in the year immediately following closing of the Business Combination and during the term of the 2022 Plan, in an amount equal to the lesser of (i) three percent (3%) of the total number of shares issued and outstanding on an as-converted fully-diluted basis on the last day of the immediately preceding fiscal year and (ii) such number of shares determined by our board of directors, plus (b) the number of shares reserved for issuance in accordance with an employee share purchase program (the “Employee Share Purchase Program”) to be adopted by a committee consisting of one or more members of our board of directors (the “Committee”) following the consummation of the Business Combination. The maximum number that may be issued subject to RSUs with respect to our ordinary shares (“Prenetics RSUs”) granted pursuant to the Employee Share Purchase Program is 3,295,880 (consolidated into 219,726 due to the 15:1 reverse stock split), which will automatically increase on the first day of each calendar year for a period of not more than ten years from the Acquisition Merger Effective Date, in an amount equal to the lesser of (a) one percent (1%) of our fully-diluted share capital on the last day of the immediately preceding calendar year or (b) such small number determined by the Committee.
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
Eligibility. We may grant awards to our employees, directors and consultants, and our subsidiaries. However, we may grant options that are intended to qualify as incentive share options only to our employees and our subsidiaries.
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
As of April 29, 2026, Prenetics RSUs underlying 388,036 Class A Ordinary Shares and 53,953 Class B Ordinary Shares were outstanding under the 2022 Plan.
RSU
As of April 29, 2026, there were a total of 78,161 Class A Ordinary Shares and 53,953 Class B Ordinary Shares underlying grants of outstanding RSUs that were held by the directors and executive officers as a group. The following table summarizes, as of April 29, 2026, the number of outstanding ordinary shares underlying outstanding RSUs that we granted to our directors and executive officers.

Name	Number of Ordinary Shares Underlying Outstanding RSUs	Date of Grant
Danny Sheng Wu Yeung	53,953	June 23, 2023
Cheng Yin Pan (Ben)(1)	15,873	July 15, 2025
David Eric Vanderveen	8,681	July 15, 2025
Dr. Darshan Shah	5,599	February 16, 2026
Lo Hoi Chun (Stephen)	32,736	June 23, 2023
	15,272	July 15, 2025
_______________
Note:
(1)Represents outstanding RSUs granted to M13 Capital Management Holdings Limited, a British Virgin Islands company. M13 Capital Management Holdings Limited is wholly owned by Cheng Yin Pan. The registered address of M13 Capital Management Holdings Limited is Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, VG1110, British Virgin Islands.
C.Board Practices
Board of Directors
Our board of directors consists of four directors as of the date of this annual report. Of these four directors, two are independent. The Articles provide that the minimum number of directors shall be two and the exact number of directors shall be determined from time to time by our board of directors. A director is not required to hold any shares in us by way of qualification. A director may vote in respect of any contract or proposed contract or arrangement in which such director may be interested provided that (a) the nature of his/her interest is declared at a meeting of the directors, either specifically or by way of a general notice, and such director’s vote may be counted in the quorum at any meeting of directors at which any such contract or proposed contract or arrangement is considered, and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all our powers to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of us or of any third party. No non-employee director has a service contract with us that provides for benefits upon termination of service.
Board Committees
Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee’s members and functions are described below.
Audit Committee
The audit committee consists of Cheng Yin Pan (Ben) and Dr. Darshan Shah. Mr. Cheng is the chairperson of the audit committee. Mr. Cheng satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our board of directors has determined that each of Mr. Cheng and Dr. Shah satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.
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
Compensation Committee
The compensation committee consists of Cheng Yin Pan (Ben) and Dr. Darshan Shah. Mr. Cheng is the chairperson of the compensation committee. Our board of directors has determined that each of Mr. Cheng and Dr. Shah satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules.
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
Nominating and Corporate Governance Committee
The nominating and corporate governance committee consists of Cheng Yin Pan (Ben), Dr. Darshan Shah and Danny Yeung. Mr. Yeung is the chairperson of the nominating and corporate governance committee. Our board of directors has determined that each of Mr. Cheng and Dr. Shah satisfies the requirements for an “independent director” within the meaning of the Nasdaq listing rules.
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

Appointment and Removal of Directors
Our amended and restated memorandum and articles of association provide that all directors may be appointed by ordinary resolution and removed by ordinary resolution. The Articles also provide that the directors may, so long as a quorum of directors remains in office, appoint any person to be a director so as to fill a casual vacancy or as an addition to the existing board of director. Our directors do not serve for a fixed term and there is no requirement for them to retire by rotation nor to make themselves eligible for re-election.
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
Terms of Directors
A director shall hold office until such time as he or she resigns his office by notice in writing to us, is removed from office by ordinary resolution or is otherwise disqualified from acting as a director or removed in accordance with our amended and restated memorandum and articles of association.
D.Employees
As of December 31, 2025, we had 98 full-time employees and 30 service contractors across eight countries, including Hong Kong, Malaysia and the United States. Our employees and service contractors are primarily located in Hong Kong and Malaysia. The following table sets forth the number of our employees categorized by function and geographic region as of December 31, 2025:

Function:	As of December 31, 2025
General and administrative	52
Operations	16
Research and development	9
Sales and marketing	21
Total	98

Geographic Region:	As of December 31, 2025
Hong Kong	55
Malaysia	38
United States	4
United Kingdom	1
Total	98
We believe we generally have good relationships with our employees and service contractors. Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.
E.Share Ownership
The following table sets forth information regarding the beneficial ownership of our ordinary shares as of April 29, 2026 by:
•each person known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares;
•each of our directors and executive officers; and
•all our directors and executive officers as a group.
The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any such ordinary shares that the individual has the right to acquire within 60 days of April 29, 2026 through the exercise of any option or other right. Ordinary shares that a person has the right to acquire within 60 days of April 29, 2026 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. Except as otherwise indicated, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of Class B Ordinary Shares is entitled to twenty (20) votes per share.
The percentage of our ordinary shares beneficially owned is computed on the basis of 15,562,491 Class A Ordinary Shares and 1,580,972 Class B Ordinary Shares issued and outstanding as of April 29, 2026.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares	% of Total Ordinary Shares	% of Voting Power(2)
Directors and Executive Officers(1)
Danny Sheng Wu Yeung(3)	138,694	1,611,050	1,749,744	10.19%	67.72%
Cheng Yin Pan (Ben)(4)	75,021	—	75,021	0.44%	0.16%
David Eric Vanderveen(5)	39,953	—	39,953	0.23%	0.08%
Dr. Darshan Shah	4,506	—	4,506	0.03%	0.01%
Lo Hoi Chun (Stephen)(6)	524,311	—	524,311	3.05%	1.11%
All Directors and Executive Officers as a Group	782,485	1,611,050	2,393,535	13.91%	69.02%
Principal Shareholders
Lo Yuk Ming Dennis(7)	962,963	—	962,963	5.62%	2.04%
Danny Sheng Wu Yeung(3)	138,694	1,611,050	1,749,744	10.19%	67.72%
_______________
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
(3)Represents 647,592 Class B Ordinary Shares held by Da Yeung Limited, a British Virgin Islands company, 138,694 Class A Ordinary Shares and 933,380 Class B Ordinary Shares held by Danny Sheng Wu Yeung, and 30,078 Class B Ordinary Shares that Danny Sheng Wu Yeung has the contingent right to acquire within 60 days by settlement of his vested Restricted Stock Units granted under the Company’s 2022 Share Incentive Plan. Settlement and delivery of such 30,078 Class B Ordinary Shares occurs at Danny Sheng Wu Yeung’s election. Da Yeung Limited is wholly owned by Danny Sheng Wu Yeung. The registered address of Da Yeung Limited is Coastal Building, Wickham’s Cay II, P. 0. Box 2221, Road Town, Tortola, VG 1110, British Virgin Islands.
(4)Represents 75,021 Class A Ordinary Shares held by M13 Capital Management Holdings Limited, a British Virgin Islands company. M13 Capital Management Holdings Limited is wholly owned by Cheng Yin Pan. The registered address of M13 Capital Management Holdings Limited is Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, VG1110, British Virgin Islands.
(5)Represents 38,305 Class A Ordinary Shares held by David Eric Vanderveen and 1,648 Class A Ordinary Shares held by his spouse.
(6)Represents 487,462 Class A Ordinary Shares held by Lo Hoi Chun, and 36,849 Class A Ordinary Shares that Lo Hoi Chun has the contingent right to acquire within 60 days by settlement of his vested Restricted Stock Units granted under the Company’s 2022 Share Incentive Plan. Settlement and delivery of such 36,849 Class A Ordinary Shares occurs at Lo Hoi Chun’s election.
(7)Based on the most recently available Schedule 13D filed by Lo Yuk Ming Dennis on August 7, 2023.
F.Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”
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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plans.”

Other Related Party Transactions

For details on certain related party transactions that the Company has entered into in the normal course of the Company’s business, see Note 36 to our audited consolidated financial statements included elsewhere in this annual report.
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
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A.Share Capital
Not applicable.

B.Memorandum and Articles of Association
The following is a summary of certain material provisions of our Amended and Restated Memorandum and Articles of Association, as amended by special resolution on August 1, 2025 (as so amended, the “Amended Articles”), and the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), insofar as they relate to the material terms of the Company’s ordinary shares. This summary is qualified in its entirety by reference to the complete text of the Amended Articles, which is filed as an exhibit to this annual report on Form 20-F. We encourage you to read the Amended Articles in their entirety for a complete description of the rights and obligations of holders of our ordinary shares.
Registration
The Company was incorporated in the Cayman Islands as an exempted company with limited liability on May 28, 2021. The Company is registered with the Registrar of Companies of the Cayman Islands under file number 378682. The Company’s registered office is at the offices of Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman KY1-1108, Cayman Islands, or at such other place within the Cayman Islands as the directors may from time to time decide.
Objects and Purposes
The objects of the Company are unrestricted and the Company has full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands. The Company’s Amended Articles do not impose any limitation on the objects or purposes of the Company.
Description of Share Capital
As originally adopted, the Company’s authorized share capital was US$50,000 divided into 500,000,000 shares of US$0.0001 par value each. Following the 1-for-15 reverse stock split authorized by an ordinary resolution of the shareholders on October 20, 2023 and effected on November 15, 2023, the par value of each ordinary share was consolidated to US$0.0015. Subsequently, on August 1, 2025, the Company’s shareholders approved a special resolution to increase the authorized share capital from US$50,000 divided into 33,333,334 shares to US$320,000 divided into 213,333,334 shares of US$0.0015 par value each, of which (i) 186,666,667 are designated as Class A Ordinary Shares, (ii) 15,333,333 are designated as convertible Class B Ordinary Shares and (iii) 11,333,334 are designated as shares of such class or classes (however designated) as the board of directors may determine in accordance with Article 10 of the Amended Articles. All ordinary shares issued and outstanding are fully paid and non-assessable.
Holders of Class A Ordinary Shares and Class B Ordinary Shares generally have the same rights and powers except for voting and conversion rights as described below.
The Company maintains a register of its shareholders and a shareholder will only be entitled to a share certificate if the board of directors determines that share certificates be issued.
Danny Yeung, our chief executive officer, controls the voting power of all of the outstanding Class B Ordinary Shares. Although Mr. Yeung controls the voting power of all of the outstanding Class B Ordinary Shares, his control over those shares is not permanent and is subject to reduction or elimination at any time or after certain periods as a result of a variety of factors, as further described below under “—Optional and Mandatory Conversion.”
Dividends
The holders of ordinary shares are entitled to such dividends as the board of directors may in its discretion lawfully declare from time to time, or as shareholders may declare by ordinary resolution (provided that no dividend shall exceed the amount recommended by the board of directors). Dividends may be declared and paid out of the funds of the Company lawfully available therefor. The directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act.
Class A Ordinary Shares and Class B Ordinary Shares rank equally as to dividends and other distributions. Dividends may be paid either in cash or in specie, provided that no dividend can be made in specie on any Class A Ordinary Shares unless a dividend in specie in equal proportion is made on Class B Ordinary Shares.
Voting Rights

Holders of ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of the shareholders. In respect of all matters upon which holders of ordinary shares are entitled to vote, each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to twenty (20) votes. At any meeting of shareholders a resolution put to the vote of the meeting shall be decided by way of a poll and not by way of a show of hands. A poll shall be taken in such manner and at such place as the chairperson of the meeting may direct (including the use of a ballot or voting papers, or tickets) and the result of a poll shall be deemed to be the resolution of the meeting.
Class A Ordinary Shares and Class B Ordinary Shares vote together on all matters, except that the Company will not, without the approval of holders of a majority of the voting power of the Class B Ordinary Shares, voting exclusively and as a separate class:
•increase the number of authorized Class B Ordinary Shares;
•issue any Class B Ordinary Shares or securities convertible into or exchangeable for Class B Ordinary Shares, other than to any Key Executive or his or her affiliates, or on a pro rata basis to all holders of Class B Ordinary Shares permitted to hold such shares under the Amended Articles;
•create, authorize, issue, or reclassify into, any preference shares in the capital of the Company or any shares in the capital of the Company that carry more than one (1) vote per share;
•reclassify any Class B Ordinary Shares into any other class of shares or consolidate or combine any Class B Ordinary Shares without proportionately increasing the number of votes per Class B Ordinary Share; or
•amend, restate, waive, adopt any provision inconsistent with or otherwise vary or alter any provision of the Amended Articles relating to the voting, conversion or other rights, powers, preferences, privileges or restrictions of the Class B Ordinary Shares.
An ordinary resolution to be passed by the shareholders will require a simple majority of votes cast at a meeting of shareholders, while a special resolution will require not less than two-thirds of votes cast at a meeting of shareholders.
Liquidation Rights
The Class A Ordinary Shares and Class B Ordinary Shares rank equally upon the occurrence of any liquidation, dissolution or winding up of the Company, in the event of which the Company’s assets will be distributed to, or the losses will be borne by, shareholders in proportion to the par value of the shares held by them. The liquidator may, with the sanction of a special resolution of the shareholders, divide amongst the shareholders in specie or in kind the whole or any part of the assets of the Company, and may for such purpose set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.
Sinking Fund Provisions
There are no sinking fund provisions applicable to the Company’s ordinary shares.
Redemption of Ordinary Shares
Subject to the provisions of the Companies Act, the Company may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or the Company. The redemption of such shares will be effected in such manner and upon such other terms as the Company may, by either resolution of the board of directors or special resolution of shareholders, determine before the issue of the shares.
Liability to Further Capital Calls
The board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are, after a notice period, subject to forfeiture. All issued and outstanding ordinary shares are fully paid. Accordingly, no additional capital contributions may be required of our existing shareholders.
Provision Discriminating Against Shareholders Owning a Substantial Number of Shares
There is no provision in the Amended Articles that discriminates against any existing or prospective holder of ordinary shares as a result of such shareholder owning a substantial number of shares.

Optional and Mandatory Conversion
Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share (as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time) at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.
Any number of Class B Ordinary Shares held by a holder thereof will automatically and immediately be converted into an equal number of Class A Ordinary Shares (as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time) upon the occurrence of any of the following:
•Any direct or indirect sale, transfer, assignment, or disposition of such number of Class B Ordinary Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise to any person that is not a Permitted Transferee of such holder;
•The direct or indirect sale, transfer, assignment, or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment, or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person that is not a Permitted Transferee of such holder; or
•A person becoming a holder of Class B Ordinary Shares by will or intestacy.
All Class B Ordinary Shares issued and outstanding will be automatically and immediately converted into an equal number of Class A Ordinary Shares upon the occurrence of any of the following:
•On Danny Yeung’s death or Incapacity;
•On the date on which Danny Yeung is terminated for cause (as defined in the employment agreement with Danny Yeung and in the event of a dispute regarding whether there was cause, cause will be deemed not to exist unless and until an affirmative ruling regarding such cause has been made by a court or arbitral panel of competent jurisdiction, and such ruling has become final and non-appealable); or
•On the first date that both of the following conditions are satisfied: (I) Danny Yeung and his Affiliates and Permitted Transferees together own less than thirty three percent (33%) of the number of Class B Ordinary Shares (which for these purposes shall be deemed to include all Class B Ordinary Shares issuable upon exercise of all outstanding restricted share units to acquire Class B Ordinary Shares that are held by Danny Yeung immediately following the Acquisition Effective Time) that Danny Yeung and his Affiliates and Permitted Transferees owned immediately following the Acquisition Effective Time, as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time; and (II) Danny Yeung ceases to be a Director or officer of the Company.
No Class B Ordinary Shares shall be issued by the Company after conversion of all Class B Ordinary Shares into Class A Ordinary Shares.
Transfer of Ordinary Shares
Subject to applicable laws, including securities laws, and the restrictions contained in the Amended Articles, any shareholders may transfer all or any of their Class A Ordinary Shares by an instrument of transfer in the usual or common form, in a form prescribed by Nasdaq or any other form approved by the board of directors of the Company.
Class B Ordinary Shares may be transferred only to a Permitted Transferee of the holder and any Class B Ordinary Shares transferred otherwise will be converted into Class A Ordinary Shares as described above. See “— Optional and Mandatory Conversion.”
A “Permitted Transferee” with respect to the Class B Ordinary Shareholders, means any or all of the following:
(a)Danny Yeung and his Permitted Entities and Permitted Transferees of each of them (each a “Key Executive”);
(b)any Key Executive’s Permitted Entities;
(c)the transferee or other recipient in any transfer of any Class B Ordinary Shares by any Class B Ordinary Shareholder: (i) to (A) his or her Family Members; (B) any other relative or individual approved by the board of directors of the Company; or (C) any trust or estate planning entity (including partnerships, limited companies, and limited liability companies), that is primarily for the benefit of, or the ownership interests of which are Controlled by, such Class B Ordinary Shareholder, his or her Family Members, and/or other trusts or estate planning entities described in this paragraph (c), or any entity Controlled by such Key Executive or a trust or estate planning entity; or (ii) occurring by operation of law, including in connection with divorce proceedings;
(d)any charitable organization, foundation, or similar entity;
(e)the Company or any of its subsidiaries; or
(f)in connection with a transfer as a result of, or in connection with, the death or incapacity of a Key Executive: any Key Executive’s Family Members, another Class B Ordinary Shareholder, or a designee approved by majority of all directors of the Company, provided that in case of any transfer of Class B Ordinary Shares pursuant to clauses (b) through (e) above to a person who at any later time ceases to be a Permitted Transferee under the relevant clause, the Company shall be entitled to refuse registration of any subsequent transfer of such Class B Ordinary Shares except back to the transferor of such Class B Ordinary Shares pursuant to clauses (b) through (e) (or to a Key Executive or his or her Permitted Transferees) and in the absence of such transfer back to the transferor (or to a Key Executive or his or her Permitted Transferees), the applicable Class B Ordinary Shares shall be subject to mandatory conversion as set out above.
A “Permitted Entity” with respect to any Key Executive means: (a) any person in respect of which such Key Executive has, directly or indirectly: (i) control with respect to the voting of all the Class B Ordinary Shares held by or to be transferred to such person; (ii) the ability to direct or cause the direction of the management and policies of such person or any other person having the authority referred to in the preceding clause (a)(i) (whether by contract, as executor, trustee, trust protector or otherwise); or (iii) the operational or practical control of such person, including through the right to appoint, designate, remove or replace the person having the authority referred to in the preceding clauses (a)(i) or (ii); (b) any trust the beneficiaries of which consist primarily of a Key Executive, his or her Family Members, and/or any persons Controlled directly or indirectly by such a trust; and (c) any person Controlled by a trust described in the immediately preceding clause (b).
“Family Member” means the following individuals: the applicable individual, the spouse of the applicable individual (including former spouses), the parents of the applicable individual, the lineal descendants of the applicable individual, the siblings of the applicable individual, and the lineal descendants of a sibling of the applicable individual. For purposes of the preceding sentence, the descendants of any individual shall include adopted individuals and their issue but only if the adopted individual was adopted prior to attaining age 18.
“Controlled” means directly or indirectly: (i) the ownership or control of a majority of the outstanding voting securities of such person; (ii) the right to control the exercise of a majority of the votes at a meeting of the board of directors (or equivalent governing body) of such person; or (iii) the ability to direct or cause the direction of the management and policies of such person (whether by contract, through other legally enforceable rights or howsoever arising).
The board of directors may decline to register any transfer of any share in the event that any of the following is known by the directors not to be both applicable and true with respect to such transfer:
•the instrument of transfer is lodged with the Company, or the Company’s designated transfer agent or share registrar, accompanied by the certificate for the shares to which it relates (if any) and such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer;
•the instrument of transfer is in respect of only one class of shares;
•the instrument of transfer is properly stamped, if required;
•the transferred shares are fully paid up and free of any lien in favor of the Company (it being understood and agreed that all other liens, e.g., pursuant to a bona fide loan or indebtedness transaction, shall be permitted); or
•a fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as the board of directors may from time to time require, is paid to the Company in respect thereof.
If the board of directors refuses to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal stating the facts which are considered to justify the refusal to register the transfer.
Variation of Rights of Shares
Subject to certain Amended Articles provisions governing the Class B Ordinary Shares, if at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied without the consent of the holders of the issued shares of that class where such variation is considered by the directors not to have a material adverse effect upon such rights. Otherwise, any such variation will be made only with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.
General Meetings of Shareholders
The Company will hold an annual general meeting at such time and place as the board of directors will determine. The board of directors may call extraordinary general meetings whenever they think fit, and must convene an extraordinary general meeting upon the requisition of (a) shareholders holding at least one third of the votes that may be cast at such meeting, or (b) the holders of Class B Ordinary Shares entitled to cast a majority of the votes that all Class B Ordinary Shares are entitled to cast. At least seven (7) calendar days’ notice in writing shall be given for any general meeting.
One or more shareholders holding not less than one-third of the total issued share capital of the Company present in person or by proxy and entitled to vote will be a quorum for all purposes, provided that, from and after the Acquisition Effective Time where Class B Ordinary Shares are in issue, the presence in person or by proxy of holders of a majority of Class B Ordinary Shares will be required in any event.
Any action required or permitted to be taken at a meeting of shareholders may be effected by a written resolution passed in accordance with the Amended Articles.
Limitations on the Rights to Own Shares
There are no limitations on the rights to own shares in the Company, including rights of non-resident or foreign shareholders, imposed by Cayman Islands law or by the Amended Articles.
Change of Control
There are no provisions in the Amended Articles that would have the effect of delaying, deferring or preventing a change of control of the Company, other than the dual-class share structure described above and the following provisions:
•The board of directors has the authority, without further action of the shareholders, to issue shares of such class or classes as the board may determine, including preference shares with such rights, preferences and restrictions as the board determines, which could be used to dilute the holdings of a potential acquirer;
•The dual-class ordinary share structure, which provides Danny Yeung with significant influence over matters requiring shareholder approval, including the election of directors and significant corporate transactions;
•Danny Yeung serves as the permanent Chairperson of the board of directors so long as he remains a Director; and
•There is no cumulative voting with respect to the election of directors, which limits the ability of minority shareholders to elect director candidates.
However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under the Amended Articles for a proper purpose and for what they believe in good faith to be in the best interests of the Company.
Disclosure of Share Ownership
There are no provisions in the Amended Articles governing the ownership threshold above which shareholder ownership must be disclosed. The Company is subject to the disclosure requirements of the United States securities laws, including the Securities Exchange Act of 1934 (as amended), which requires disclosure of beneficial ownership of more than 5% of the Company’s voting shares, as well as beneficial ownership reporting by the Company’s directors and officers.
Changes in Capital
The Company may from time to time by ordinary resolution, subject to the rights of holders of Class B Ordinary Shares:

•increase its share capital by such sum, to be divided into shares of such amount, as the resolution will prescribe;
•consolidate and divide all or any of its share capital into shares of a larger amount than existing shares;
•sub-divide its existing shares or any of them into shares of a smaller amount; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; or
•cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.
Subject to the rights of Class B Ordinary Shares, the Company may by special resolution reduce its share capital or any capital redemption reserve fund in any manner permitted by law.
Directors
Power to Vote on Matters in Which a Director Is Materially Interested
A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested. Subject to the Amended Articles, if a director has an interest in a transaction, he or she must declare the nature and extent of that interest. However, a director shall not be deemed to be interested in a transaction if he or she is interested solely by reason of holding shares in, or being a director or officer of, a company in which the director is interested, provided that the director shall not vote on any resolution of the board of directors relating to the granting of any security or guarantee in connection with a debt or obligation of the Company for the benefit of such director personally.
Remuneration of Directors
The directors shall receive such remuneration as the board of directors may from time to time determine. Each director is entitled to be repaid or prepaid all travelling, hotel and incidental expenses reasonably incurred or expected to be incurred by him or her in attending meetings of the board of directors or committees of the board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director.
Appointment and Removal of Directors
Unless otherwise determined by the Company by ordinary resolution, the number of directors shall not be less than two (2) and the exact number of directors shall be determined from time to time by the board of directors. Directors may be appointed by shareholders in a general meeting by ordinary resolution, or by the board of directors. The Chairperson of the board of directors shall be Danny Yeung, so long as Danny Yeung is a Director. In the event that Danny Yeung is not a Director, the board of directors shall elect and appoint a Chairperson by the affirmative vote of a simple majority of the directors then in office. An appointment of a director may be on terms that the director shall automatically retire from office (unless the director has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period. The office of a director may be vacated if the director resigns, becomes bankrupt or is found to be or becomes of unsound mind.
Borrowing Powers
The board of directors may exercise all of the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company, and to issue debentures, bonds and other securities of the Company, whether outright or as collateral security for any debt, liability or obligation of the Company or any third party.
Retirement and Age Limit
There is no requirement in the Amended Articles for retirement of directors upon reaching any age limit.
Number of Shares Required to Qualify as a Director
There is no requirement for a director to hold shares in the Company in order to qualify to serve as a director.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares
The board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are, after a notice period, subject to forfeiture.
Inspection of Books and Records
The board of directors will determine whether, to what extent, at what times and places and under what conditions or articles the accounts and books of the Company will be open to the inspection by shareholders, and no shareholder (not being a director) will otherwise have any right of inspecting any account or book or document of the Company except as required by the Companies Act or authorized by ordinary resolution of shareholders. Holders of our ordinary shares will have no general rights under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (except for the memorandum and articles of association, any special resolutions and the register of mortgages and charges).
Exempted Company
The Company is an exempted company with limited liability incorporated under the laws of the Cayman Islands. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:
•an exempted company (other than an exempted company holding a license to carry on business in the Cayman Islands) does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;
•an exempted company’s register of members is not open to inspection;
•an exempted company does not have to hold an annual general meeting;
•an exempted company may issue shares with no par value;
•an exempted company may obtain an undertaking against the imposition of any future taxation;
•an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•an exempted company may register as a limited duration company; and
•an exempted company may register as a segregated portfolio company.
“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).
Indemnification of Directors and Officers
Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime.
The Amended Articles provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud or willful default. We have entered into indemnification agreements with each of our directors and executive officers. In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the indemnification provision or otherwise as a matter of law.
Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to the Company and the laws applicable to companies incorporated in the State of Delaware, which is the jurisdiction where many publicly listed companies in the United States are incorporated.
Mergers and Similar Arrangements
The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.
The Companies Act also permits a court-sanctioned plan of arrangement to be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who at a meeting convened by such court or pursuant to the Companies Act represent seventy-five percent (75%) or more in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at such meeting.
The Companies Act also contains a statutory power of compulsory acquisition which may facilitate a “squeeze out” of dissenting minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
Shareholder Suits
In principle, we will normally be the proper plaintiff in any claim based on a breach of duty owed to us, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge actions where: (a) a company acts or proposes to act illegally or beyond the scope of its authority; (b) the act complained of, although not beyond the scope of its authority, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and (c) those who control the company are perpetrating a “fraud on the minority.”
Anti-Takeover Provisions
Some provisions of the Amended Articles may discourage, delay or prevent a change of control of the Company or management that shareholders may consider favorable, including a provision that authorizes the board of directors to issue shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such shares without any further vote or action by the shareholders. However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under the Amended Articles for a proper purpose and for what they believe in good faith to be in the best interests of the Company.
Directors’ Fiduciary Duties
Under Cayman Islands law, directors owe the following fiduciary duties: (a) a duty to act in good faith in what the directors consider to be in the best interests of the company as a whole; (b) a duty to exercise their powers for a proper purpose and not for a collateral purpose; (c) a duty not to put themselves in a position where their interests conflict with the duties they owe to the company (unless the company consents); and (d) a duty to exercise independent judgment.
In addition to the above, directors owe a duty of care to the company which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company, and the general knowledge, skill and experience of that particular director.
As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing transactions. However, in some instances, the duty not to be in a position of conflict may be released by shareholders provided certain conditions are satisfied.
Shareholder Action by Written Resolution
The Companies Act permits a Cayman Islands exempted company to adopt articles of association which provide for shareholder action by written resolution signed by all shareholders entitled to vote thereon. The Amended Articles provide that any action required or permitted to be taken at a meeting of shareholders may be effected by a written resolution passed in accordance with the Amended Articles.
Shareholder Proposals
Under the Companies Act, shareholders have no right to put any proposal before a meeting of shareholders unless such right is specified in the articles of association. The Amended Articles allow shareholders holding not less than one third of the votes that may be cast at such meeting to requisition an extraordinary general meeting. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings.
Cumulative Voting
Under Cayman Islands law, there is no requirement for cumulative voting. The Amended Articles do not provide for cumulative voting.
Removal of Directors
Under the Amended Articles, directors may be removed by ordinary resolution of the shareholders. The Companies Act also provides that a director may be removed by ordinary resolution.
Transactions with Interested Shareholders
The Companies Act has no comparable statute to Section 203 of the Delaware General Corporation Law, which regulates self-dealing transactions. However, Cayman Islands law provides that transactions entered into by a company in which a director has an interest are voidable by the company unless the director’s interest is disclosed and the directors approve the transaction.
Dissolution and Winding Up
Under the Companies Act, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members. The court has authority to order winding up in a number of specified circumstances, including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and the Amended Articles, the Company may be dissolved, liquidated or wound up by a special resolution of our shareholders.
Variation of Rights of Shares
Under the Companies Act, if the share capital of a company is divided into different classes of shares, the rights attached to any class may only be varied with the written consent of the holders of two-thirds of the issued shares of that class or with the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate class meeting, subject to any additional provisions in the company’s articles of association. The Amended Articles include a provision permitting the directors to vary the rights of any class of shares if such variation is not materially adverse, as described above under “Variation of Rights of Shares.”
Transfer of Shares
Under Cayman Islands law, the transfer of shares in a Cayman Islands company may be restricted in the company’s articles of association. The Amended Articles contain provisions restricting the transfer of Class B Ordinary Shares as described above under “Transfer of Ordinary Shares.” There are no restrictions on the transfer of Class A Ordinary Shares in the Amended Articles other than such restrictions as may be imposed by applicable securities laws.
Inspection of Corporate Records
Members of a Cayman Islands exempted company do not have a general right to inspect or obtain copies of the company’s list of shareholders or corporate records (other than copies of its memorandum and articles of association, any special resolutions, and its register of mortgages and charges). These rights may, however, be granted in the articles of association.
C.Material Contracts
Other than contracts entered into in the ordinary course of business, and other than those described in “Item 3. Risk Factors — Risks Relating to Our Business and Industry,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions,” or described elsewhere in this annual report, the following contracts summarized below are the material contracts that the Company has been a party to for the two years preceding the publication of this Annual Report.
Sale of ACT Genomics
On June 20, 2025, we entered into an Agreement for Sale and Purchase of the issued shares in ACT Genomics Holdings Company Limited ("ACT Genomics") with Delta Electronics, Inc. ("Delta") as buyer, certain other shareholders of ACT Genomics as co-sellers, and Chen Hua Chien as the holders' representative. Pursuant to the agreement, Delta agreed to acquire 100% of the issued shares of ACT Genomics from all shareholders, including Prenetics (which held approximately 73.3% of the issued shares). The aggregate headline price for all sale shares and option shares was capped at approximately US$71.8 million (multiplied by the applicable sale ratio). Prenetics' sale shares headline price was approximately US$46.3 million. The initial consideration was subject to customary post-completion adjustments for working capital, net debt and transaction expenses, determined in accordance with completion accounts prepared following closing. An adjustment escrow amount, an indemnity escrow amount and a tax indemnity escrow amount, collectively in the amount of approximately $6.3 million attributable to Prenetics, were held in escrow pending the completion of certain customary release conditions. The agreement contains customary representations, warranties and indemnities from the sellers. Completion was conditional on, among other things, regulatory approvals, third-party consents (including from key commercial partners), and delivery of audited financial statements. Completion of the sale and purchase transaction occurred on October 1, 2026.
Acquisition of Europa Group
On May 23, 2024, we entered into a Unit Purchase Agreement with ACM Europa VII-C LLC, AFI Partners Fund IV, and AFI Partners LLC to acquire Europa Partners Holdings, LLC, including its subsidiaries Europa Sports Partners, LLC and Hubmatrix Partners, LLC (collectively, the "Europa Group"). We acquired 100% of the membership interests in the Europa Group, a leading distributor of sports nutrition and health products in the United States, for a nominal cash consideration of $10, aligning with our strategic expansion into the United States health and wellness market.
In relation to the acquisition, we also issued a $9 million Secured Revolving Promissory Note to Europa to support the Europa Group's working capital needs, paid off $1.45 million under a reduced loan settlement with Rosenthal & Rosenthal, Inc., and assumed some other operational liabilities. As part of the acquisition, we restructured operations to integrate the Europa Group’s brick-and-mortar and e-commerce distribution platforms, supporting the launch of our consumer health brand, IM8.
Sale of Europa 3PL Business
On January 1, 2026, we entered into an Asset Purchase Agreement (the "APA") with Europa Sports Partners, LLC and Hubmatrix Partners, LLC (as sellers), IM8 Global Limited, Stord Fulfillment, LLC (as buyer, a wholly-owned subsidiary of Stord, Inc.) and Stord, Inc. (as buyer parent). Pursuant to the APA, we sold substantially all of the assets of our Europa third-party logistics (“3PL”) business, including inventory, assigned contracts (customer, vendor, warehouse and equipment lease agreements), intellectual property assets and tangible personal property, to Stord Fulfillment, LLC. The buyer assumed certain liabilities relating to the assigned contracts arising after closing, as well as liabilities arising from its ownership and operation of the purchased assets on or after closing. The aggregate purchase price consists of share consideration payable in shares of non-voting common stock of Stord, Inc., comprising: (1) closing shares having an aggregate value of $3 million, subject to a vesting condition tied to a performance milestone; and (2) contingent share consideration of up to $10 million, issuable in tranches of $2.5 million each upon achievement of certain additional performance milestones.

Insighta Share Sale Agreement and Share Subscription Agreement
On June 26, 2023, we entered into definitive transaction documents to establish a joint venture between Prenetics, Professor Dennis Lo, and others, namely Insighta, on June 25, 2023. The definitive agreements consisted of a share subscription agreement among Insighta Holdings Limited and Prenetics Global Limited, and a share sale agreement among Prenetics Global Limited, Professor Dennis Lo, and others. Pursuant to the definitive agreements, Prenetics received a 50% equity stake in Insighta for a total consideration of US$100 million, which comprised of US$80 million cash consideration, and a US$20 million share consideration consisting of 22,222,222 newly issued Class A Ordinary Shares issued at an issue price of US$0.90 per Class A Ordinary Share (equivalent to 1,481,482 shares at a price of US$13.5 after the reverse stock split).
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
Tencent’s $30 Million Investment in Insighta
On October 14, 2024, Prenetics entered into a Share Purchase Agreement with Image Frame Investment (HK) Limited ("Image Frame"), an affiliate of Tencent Holdings Limited. Pursuant to this agreement, Image Frame invested $30 million in Insighta, acquiring a 15% equity interest from us. Consequently, our ownership in Insighta decreased from 50% to 35%, while Insighta's co-founders retained their 50% stake. As part of the transaction, we received $30 million in cash from the sale of secondary shares to Image Frame. Additionally, Tencent appointed Alexander Ng, President of Tencent Healthcare, to the seat on Insighta's board.
Tencent’s Subsequent $70 Million Investment in Insighta
On February 13, 2026, we entered into a Share Purchase Agreement with Image Frame. Pursuant to this agreement, we agreed to sell to Image Frame 700,000 Class A shares in Insighta, representing approximately 35% of Insighta's total issued shares on an as-converted and fully diluted basis, for a cash purchase price of US$70,000,000, of which US$1,000,000 is held in escrow pending satisfaction of certain post-completion obligations. Completion was conditional on customary pre-closing conditions. In connection with completion, Danny Yeung and Yin Pan Cheng resigned as directors of Insighta and were replaced by nominees of Image Frame and Professor Dennis Lo. This transaction represented our full divestiture of our remaining equity interest in Insighta.
October 2025 Equity Offering
On October 28, 2025, we closed a best-efforts public offering (the "October 2025 Offering") of 2,722,642 Class A Ordinary Shares, together with accompanying Class A Warrants to purchase up to 2,722,642 Class A Ordinary Shares at an exercise price of US$24.12 per share, and Class B Warrants to purchase up to 2,722,642 Class A Ordinary Shares at an exercise price of US$32.16 per share, at a combined offering price of US$16.08 per Class A Ordinary Share and accompanying Class A Warrant and Class B Warrant. The Class A Warrants and Class B Warrants are immediately exercisable upon issuance for a period of five years from the closing date. We received gross proceeds of approximately US$44 million from the October 2025 Offering, before deducting placement agent fees and other offering expenses. Dominari Securities LLC acted as sole placement agent pursuant to a Placement Agency Agreement dated October 27, 2025, for which it received a cash fee and warrants to purchase 131,829 Class A Ordinary Shares at an exercise price of US$16.08 per share. Continental Stock Transfer and Trust Company acts as warrant agent pursuant to a warrant agency agreement dated October 28, 2025. The October 2025 Offering was made pursuant to our effective registration statement on Form F-3 (File No. 333-288824), as supplemented. For further details, see the Company's report on Form 6-K filed with the SEC on October 28, 2025.
December 2025 Warrant Exchange
On December 23, 2025 and December 31, 2025, we entered into warrant exchange agreements with certain holders of Class A Warrants and Class B Warrants issued in the October 2025 Offering, pursuant to which such holders exchanged their existing Class A Warrants and Class B Warrants for new Class C Warrants at a ratio of two existing warrants for one Class C Warrant. Each Class C Warrant entitles its holder to purchase one Class A Ordinary Share at an exercise price of US$18.00 per share, for a period of two years following the effectiveness of a registration statement on Form F-3 registering the resale of the underlying shares. In connection with the warrant exchange, we agreed to prepare and file such registration statement with the SEC. Continental Stock Transfer and Trust Company acts as warrant agent for the Class C Warrants. For further details regarding the warrant exchange and the terms of the Class C Warrants, see the Company's report on Form 6-K filed with the SEC on December 23, 2025.

MZHCI, LLC Consulting Agreement
On April 25, 2024, we entered into an investor relations consulting agreement with MZHCI, LLC ("MZHCI"), a MZ Group company, pursuant to which MZHCI provides investor relations, investment awareness, financial media relations and public market advisory services to the Company. The initial agreement had an initial term of nine months from April 25, 2024, with automatic monthly renewals thereafter unless terminated by either party on 30 days' written notice.
On August 12, 2025, we entered into a new investor relations consulting agreement with MZHCI, as amended by an Amendment Agreement dated September 5, 2025, which superseded the 2024 agreement. The new agreement has an initial term of six months, renewable by mutual written agreement. As of the date of this annual report, the agreement remains effective. MZHCI is entitled to certain cash and equity compensation under the agreement, including upon the completion of certain performance-based milestones. MZHCI performs its services as an independent contractor.
Roth Consulting Agreement
On July 5, 2024, we entered into a capital markets advisory engagement letter with Roth Capital Partners, LLC ("Roth"), pursuant to which Roth agreed to provide capital markets advisory services to the Company for a period of twelve months, including advice relating to the development of our short and long-term capital markets strategy, analysis of our business, industry, competition and anticipated capital requirements as they relate to our valuation, strategic development of institutional investor relationships, attendance at Roth's sector and annual conferences, and meetings with Roth's institutional sales personnel.
As consideration for Roth's services, we agreed to pay a capital markets advisory fee equivalent to 130,000 Class A Ordinary Shares, to be satisfied twelve months after execution of the agreement, through the issuance of fully vested restricted share units convertible into 130,000 Class A Ordinary Shares at no exercise cost under our 2022 Share Incentive Plan. If we are unable to issue the award as restricted share units under the 2022 Share Incentive Plan, we are instead required to issue 130,000 Class A Ordinary Shares to Roth, together with customary registration rights requiring us to file a resale registration statement with the SEC no later than fifteen (15) days after issuance and to use commercially reasonable efforts to cause such registration statement to become and remain effective until the shares are freely tradable by non-affiliates under Rule 144 of the Securities Act.
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
E.Taxation
U.S. Federal Income Tax Considerations to U.S. Holders
General
The following is a general discussion of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the acquisition, ownership and disposition of our Class A Ordinary Shares and Warrants. No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A Ordinary Shares and Warrants; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.
This summary is limited to U.S. federal income tax considerations relevant to U.S. Holders that hold our Class A Ordinary Shares or Warrants as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:
•our officers or directors;
•banks, financial institutions or financial services entities;
•broker-dealers;
•taxpayers that are subject to the mark-to-market accounting rules;

•tax-exempt entities;
•S-corporations, partnerships and other pass-through entities or arrangements for U.S. federal income tax purposes, and any owners of any such S-corporations, partnerships or other pass-through entities or arrangements;
•governments or agencies or instrumentalities thereof;
•insurance companies;
•regulated investment companies;
•real estate investment trusts;
•expatriates or former long-term residents of the United States;
•accrual method taxpayers that file applicable financial statements as described in Section 451(b) of the Code;
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
As used in this annual report, the term “U.S. Holder” means a beneficial owner of our Class A Ordinary Shares or Warrants that is for U.S. federal income tax purposes:
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
Moreover, the discussion below is based upon the provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. Furthermore, this discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, state, local or non-U.S. tax laws, or the Medicare tax on net investment income.
This discussion does not consider the tax treatment of partnerships (including any entity or arrangement classified as a partnership for U.S. federal income tax purposes) or other pass-through entities for U.S. federal income tax purposes or persons who hold our securities through such entities. If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of the partnership or a partner in the partnership will generally depend on the status of the partner and the activities of the partner and the partnership. If you are a partnership or a partner of a partnership holding our securities, we urge you to consult your own tax advisor.
This summary does not purport to be a comprehensive analysis or description of all potential U.S. federal income tax consequences of acquiring, owning and disposing of our Class A Ordinary Shares or Warrants. Holders of our Class A Ordinary Shares or Warrants should consult with their tax advisors regarding the particular tax consequences to them of the acquisition, ownership and disposition of our Class A Ordinary Shares or Warrants, including the applicability and effects of U.S. federal, state, local, and other tax laws.

Taxation of Distributions
We do not anticipate paying any cash distributions on our Class A Ordinary Shares in the foreseeable future. However, subject to the possible applicability of the PFIC rules discussed below under “Passive Foreign Investment Company Status,” if we do make a distribution of cash or other property on our Class A Ordinary Shares, a U.S. Holder will generally be required to include in gross income as a dividend the amount of any distribution paid on our Class A Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to the PFIC rules described below, distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in our Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will generally be treated as capital gain from the sale or exchange of such Class A Ordinary Shares (see “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants” below). We do not intend to provide calculations of our earnings and profits under U.S. federal income tax principles. A U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will generally not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.
With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions, dividends with respect to our Class A Ordinary Shares will generally be taxed at the lower applicable long-term capital gains rate (see “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants” below) provided that our Class A Ordinary Shares are readily tradable on an established securities market in the United States, and we are not treated as a PFIC in the year the dividend is paid or in the preceding year and certain holding period and other requirements are met. U.S. Treasury Department guidance indicates that shares listed on Nasdaq (on which the Class A Ordinary Shares are listed) will be considered readily tradable on an established securities market in the United States. Even if the Class A Ordinary Shares are listed on Nasdaq, there can be no assurance that our Class A Ordinary Shares will be considered readily tradable on an established securities market in future years. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to Class A Ordinary Shares.
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants
Subject to the PFIC rules described below under “Passive Foreign Investment Company Status,” a U.S. Holder will generally recognize capital gain or loss on the sale or other taxable disposition of our Class A Ordinary Shares or Warrants in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received in the disposition, and (ii) such U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares or Warrants disposed. A U.S. Holder’s adjusted tax basis in its Class A Ordinary Shares or Warrants will generally equal the U.S. Holder’s acquisition cost reduced by any prior distributions treated as a return of capital. Please see “— Exercise, Lapse or Redemption of a Warrant” below for a discussion regarding a U.S. Holder’s basis in a Class A Ordinary Share acquired pursuant to the exercise of a Warrant.
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
Subject to the PFIC rules described below, if we redeem Warrants for cash or purchase Warrants in an open market transaction, such redemption or purchase will generally be treated as a taxable disposition to the U.S. Holder, taxed as described above under “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants.”
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
A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Due to the lack of authority and guidance, the application of such rules with respect to digital assets, or transactions involving digital assets, is subject to uncertainty, although digital assets are likely generally treated as passive assets.

Based on our composition of assets and market capitalization (which is subject to fluctuation), and treating our digital assets as passive assets for such purposes, we believe that we were not a PFIC for the taxable year ended December 31, 2025. There can be no assurance regarding our PFIC status for the current taxable year or foreseeable future taxable years, however, because our PFIC status is a factual determination made annually that will depend, in part, upon the composition of our income and assets, and includes uncertainty under the PFIC rules with respect to digital assets and transactions involving digital assets. The value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined in part by reference to the market price of our Class A Ordinary Shares from time to time (which may be volatile). Because we will generally take into account our current market capitalization in estimating the value of our goodwill and other unbooked intangibles, our PFIC status for the current taxable year and foreseeable future taxable years may be affected by our market capitalization, and therefore, fluctuations in our market capitalization create a risk that we may be classified as a PFIC for the current taxable year and foreseeable future taxable years. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances in which our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or in which we determine not to deploy significant amounts of cash for active purposes or our holdings of digital assets increase relative to our other assets, our risk of becoming classified as a PFIC may substantially increase.
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
It is not entirely clear how various aspects of the PFIC rules apply to the Warrants. Section 1298(a)(4) of the Code provides that, to the extent provided in Treasury Regulations, any person who has an option to acquire stock in a PFIC shall be considered to own such stock in the PFIC for purposes of the PFIC rules. No final Treasury Regulations are currently in effect under Section 1298(a)(4) of the Code. However, proposed Treasury Regulations under Section 1298(a)(4) of the Code have been promulgated that, if finalized in their current form, would have a retroactive effective date (the “Proposed PFIC Option Regulations”). Each prospective investor is urged to consult its tax advisors regarding the possible application of the Proposed PFIC Option Regulations to the Warrants. The following discussion assumes that the Proposed PFIC Option Regulations will apply to the Warrants.
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
QEF Election, Market-Market Election and Purging Election
In general, a U.S. Holder may avoid the adverse PFIC tax consequences described above in respect of such U.S. Holder’s Class A Ordinary Shares (but not Warrants) by making and maintaining a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.
As discussed above, it is not entirely clear how various aspects of the PFIC rules apply to the Warrants. However, a U.S. Holder may not make a QEF election with respect to its Warrants. As a result, if a U.S. Holder sells or otherwise disposes of such Warrants (other than upon exercise of such Warrants for cash) and we were a PFIC at any time during the U.S. Holder’s holding period of such Warrants, any gain recognized will generally be treated as an excess distribution, taxed as described above. If a U.S. Holder that exercises such Warrants properly makes and maintains a QEF election with respect to the newly acquired Class A Ordinary Shares (or has previously made a QEF election with respect to Class A Ordinary Shares), the QEF election will apply to the newly acquired Class A Ordinary Shares. Notwithstanding such QEF election, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired Class A Ordinary Shares (which will generally be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the Warrants), unless the U.S. Holder makes a purging election under the PFIC rules.
Under one type of purging election, the U.S. Holder will be deemed to have sold such shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of this purging election, the U.S. Holder will have a new basis and holding period in the Class A Ordinary Share acquired upon the exercise of the Warrants solely for purposes of the PFIC rules.
The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a “protective statement” (as defined in Treasury regulations) with such timely filed return and if certain other conditions are met (including that the shareholder reasonably believed that as of the election due date we were not a PFIC for our taxable year that ended during the retroactive election year) or with the consent of the IRS. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.
A U.S. Holder that does not make a timely QEF election in the first taxable year (or portion thereof) in which we are a PFIC that is included in the holding period of the Class A Ordinary Shares of such U.S. Holder may be able to mitigate the adverse PFIC tax consequences by making a QEF election in a subsequent taxable year and simultaneously making a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold our Class A Ordinary Shares at their fair market value and any gain recognized on such deemed sale will be treated in the same manner as an excess distribution, taxed as described above. As a result of this purging election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale). U.S. Holders are strongly urged to consult with and rely solely upon their tax advisors regarding the application of the rules governing purging elections to their particular circumstances.
Please note that in order to comply with the requirements of any QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from us. We have not determined whether we will provide U.S. Holders this information if we determine that we are or will become a PFIC. As noted above, we currently do not intend to maintain or provide calculations of our earnings and profits under U.S. federal income tax principles. There is also no assurance that we will have timely knowledge of our PFIC status in the future or of the required information to be provided. Moreover, we are not required to endeavor to cause any lower-tier PFIC to provide such U.S. Holder the information that may be required to make or maintain a QEF election with respect to such lower-tier PFIC. There can be no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. In addition, we may not hold a controlling interest in any such lower-

tier PFIC and thus there can be no assurance could (even if we elected to try) cause the lower-tier PFIC to provide such required information.
Alternatively, if a U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our Class A Ordinary Shares and in which we are treated as a PFIC, such U.S. Holder generally will not be subject to the PFIC rules described above in respect of such Class A Ordinary Shares. Such U.S. Holder will generally include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Class A Ordinary Shares at the end of such year over its adjusted basis in its Class A Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Class A Ordinary Shares over the fair market value of its Class A Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Class A Ordinary Shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to the Warrants.
Any mark-to-market election made by a U.S. Holder for the Class A Ordinary Shares will also apply to such U.S. Holder’s Class A Ordinary Shares received upon exercise of Warrants. As a result, if a mark-to-market election has been made by a U.S. Holder with respect to our Class A Ordinary Shares, any Class A Ordinary Shares received upon exercise of Warrants will automatically be marked-to-market in the year of exercise. Because a U.S. Holder’s holding period for Class A Ordinary Shares received upon exercise of a Warrant should, be treated for purposes of the Proposed PFIC Option Regulations to include the period during which such U.S. Holder held such Warrant, a U.S. Holder will be treated as making a mark-to-market election with respect to such Class A Ordinary Shares after the beginning of such U.S. Holder’s holding period for such Class A Ordinary Shares unless such Class A Ordinary Shares are acquired in the same tax year as the year in which the U.S. Holder acquired its Warrants. Consequently, the excess distribution regime described above generally will apply to the mark-to-market gain realized in the tax year in which such Class A Ordinary Shares are received upon the exercise of the Warrants. However, the general mark-to-market rules will apply to subsequent tax years.
If the U.S. Holder did not make a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares in which we were treated as a PFIC and if we were not a “pedigreed QEF” (as defined in Treasury regulations) during a U.S. Holder’s entire holding period for the Class A Ordinary Shares prior to such U.S. Holder’s mark-to-market election with respect to our Class A Ordinary Shares, U.S. Treasury regulations provide that the excess distribution regime applies to any distributions and dispositions occurring in the first year in which the mark-to-market election is made, as well as to the excess of the value of the Class A Ordinary Shares over its basis as of the effective date of the election. The U.S. Holder's basis in our Class A Ordinary Shares would then be increased by these inclusions. U.S. Holders are strongly urged to consult with and rely solely upon their tax advisors regarding the application of the rules governing purging elections to their particular circumstances.
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
The rules dealing with PFICs are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of the Class A Ordinary Shares or Warrants should consult their tax advisors concerning the application of the PFIC rules to our Class A Ordinary Shares or Warrants under their particular circumstances.
Cayman Islands Tax Considerations
Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.
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
The Tax Concessions Law
Undertaking as to Tax Concessions
In accordance with the Tax Concessions Act (as amended) of the Cayman Islands, the Governor in Cabinet of the Cayman Islands has undertaken with the Company:
(a)no law which is thereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and
(b)in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:
(i)on or in respect of the shares, debentures or other obligations of the Company; or
(ii)by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act (as amended).
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
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
We are subject to the periodic reporting and other informational filing requirements of the Exchange Act, and are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from certain of the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026, named the “Holding Foreign Insiders Accountable Act”, which was signed into law on December 18, 2025, will require directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act.
In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on our website at https://ir.prenetics.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders upon request.
I.Subsidiary Information
Not applicable.
J.Annual Report to Security Holders
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to credit risk, liquidity risk and foreign currency risk in the ordinary course of our business. For more information about financial and market risks that we are exposed to, see Note 31 to our audited consolidated financial statements included elsewhere in this annual report.
Credit Risk
Credit risk refers to the risk of financial loss to us if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Our credit risk arises principally from our trade receivables and other financial assets. The carrying amounts of financial assets represent our maximum exposure to credit risk.
Our exposure to credit risk arising from cash and cash equivalents is limited because the counterparties are banks and financial institutions with good credit rating for which we consider to have low credit risk. Our exposure to credit risk arising from trade receivables is influenced mainly by the individual characteristics of each counterparty. As of December 31, 2025, 37% and 81% of the total trade receivables were due from our largest counterparty and our five largest counterparties, respectively. We limit our credit risk arising from trade receivables by performing individual credit evaluations on all customers requiring credit over a certain amount, which take into account the customer’s past payment history, financial position and other factors.
Liquidity Risk
We manage our liquidity risk by regularly monitoring our liquidity requirements to ensure that we maintain sufficient reserves of cash to meet our liquidity requirements in the short and longer term.
Foreign Currency Risk
We are exposed to foreign currency risk primarily from transactions denominated in currencies other than the functional currencies of our subsidiaries. The functional currencies of our subsidiaries are primarily the U.S. dollar (“USD”) and Hong Kong dollar (“HKD”). Foreign currency exposure arises when sales, purchases and receivables are denominated in currencies that differ from the functional currency of the respective Group entities. As HKD is pegged to USD, we consider the risk of movements in exchange rates between HKD and USD to be insignificant. We currently do not engage in hedging activities with respect to foreign currency transactions. Although our overall exposure to foreign exchange risk is limited, fluctuations in exchange rates may affect the reporting of our results of operations and financial position as our consolidated financial statements are presented in USD.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not applicable.
B.Warrants and Rights
See “Warrants and Rights” in Exhibit 2.11 to this annual report.
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
Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with international financial reporting standards (IFRS Accounting Standards). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The Company conducted an assessment of the effectiveness of its internal control over financial reporting as of December 31, 2025 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on such assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.
This annual report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for emerging growth companies.
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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu (PCAOB ID: 1104) and KPMG (PCAOB ID: 1181), our principal external auditors, for the years indicated. KPMG served as our independent auditor in 2023, and Deloitte Touche Tohmatsu served as our independent auditor since September 13, 2024. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2025	2024	2023
	(in thousands of U.S. dollars)
Audit fees(1)	$1,085	$1,244	$1,324
Audit-related fees(2)	124	—	—
Tax fees(3)	17	30	4
All other fees	—	—	—
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
The policy of our audit committee is to pre-approve all audit and other service provided by Deloitte Touche Tohmatsu and KPMG as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On March 6, 2026, the Company's board of directors authorized a share repurchase program under which the Company may repurchase up to US$40 million of its outstanding Class A Ordinary Shares over the following 12 months. Repurchases under the program may be made from time to time in open market transactions, privately negotiated transactions, block trades or otherwise, in accordance with applicable securities laws and regulations. The timing, manner, price and amount of any repurchases are determined at the discretion of the Company's management based on a variety of factors, including market conditions, share price, trading volume, general business and economic conditions, and applicable legal and regulatory requirements. The program does not obligate the Company to repurchase any specific number of shares and may be suspended, modified or discontinued at any time without prior notice.
In connection with the share repurchase program, the Company entered into a written trading plan with B. Riley Securities, Inc. under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, to facilitate repurchases of Class A Ordinary Shares under the program during periods in which the Company might otherwise be restricted from purchasing shares under applicable insider trading laws or its own trading policies.

The table below is a summary of the shares repurchased by us for the periods indicated. All shares were repurchased in the open market pursuant to the Rule 10b5-1 written trading plan entered into in connection with the share repurchase program announced on March 6, 2026.

	Total Number of Ordinary Shares Purchased	Average Price Paid Per Ordinary Share (US$)[6]	Total Cumulative Number of Ordinary Shares Purchased as Part of the Publicly Announced Program	Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased Under the Program (US$, in millions)
Period
January 1, 2025 – January 31, 2025	0	N/A	0	N/A
February 1, 2025 – February 28, 2025	0	N/A	0	N/A
March 1, 2025 – March 31, 2025	0	N/A	0	N/A
April 1, 2025 – April 30, 2025	0	N/A	0	N/A
May 1, 2025 - May 31, 2025	0	N/A	0	N/A
June 1, 2025 - June 30, 2025	0	N/A	0	N/A
July 1, 2025 - July 31, 2025	0	N/A	0	N/A
August 1, 2025 - August 31, 2025	0	N/A	0	N/A
September 1, 2025 - September 30, 2025	0	N/A	0	N/A
October 1, 2025 - October 31, 2025	0	N/A	0	N/A
November 1, 2025 - November 30, 2025	0	N/A	0	N/A
December 1, 2025 - December 31, 2025	0	N/A	0	N/A
January 1, 2026 - January 31, 2026	0	N/A	0	N/A
February 1, 2026 – February, 2026	0	N/A	0	N/A
March 1, 2026 - March 31, 2026	648,534	20.74	648,534	26.72
April 1, 2026 - April 29, 2026	211,867	18.53	860,401	22.80
Total	860,401	19.58	860,401	22.80
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
The information required by this Item 16F was previously reported in Item 16F of our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on April 30, 2025.
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
6 The average price paid per share, net of brokerage commissions and other costs of execution.

We intend to rely on some or all of the exemptions listed above available to foreign private issuers and “controlled company.” As a result, you will not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements. See also “Item 10. Additional Information.”
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
Identifying and assessing cybersecurity risk is integrated into our overall risk management systems and processes. Cybersecurity risks related to our business, technical operations, privacy and compliance issues are identified and addressed through our cybersecurity risk management program, which includes but is not limited to third-party assessments, internal IT audits conducted by our Audit Committee, and IT security, governance, risk and compliance reviews.
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
•We regularly review our internal cybersecurity policies.
We have also implemented incident response and breach management policies and procedures. Such incident response processes are overseen by leaders from our Information Security, People Operations, Compliance and Legal teams. As part of these processes, we engage external consultants to assess our internal cybersecurity programs and compliance with applicable practices and standards.

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
In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced undetected cybersecurity incidents. For a description of how risks from cybersecurity threats and security incidents could materially affect us, including our business strategy, results of operations or financial condition, see “Item 3. Key Information — D. Risk Factors — Risks Relating to our Business and Industry — We depend on the information systems of our own and those of third parties for the effective service on our websites, mobile applications, or in our computer or logistics systems, and the overall effective and efficient functioning of our business. Failure to maintain or protect our information systems and data integrity effectively could harm our business, financial condition and results of operations” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Government Regulations — Our business collects and processes a large amount of data including personal information, and we will face legal, reputational, and financial risks if we fail to protect our customers’ data from security breaches or cyberattacks. We are also subject to various laws and regulations relating to privacy or the protection or transfer of data relating to individuals, and any change in such laws and regulations or any failure by us to comply with such laws and regulations could adversely affect our business.”
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
Our cybersecurity risk management and strategy processes are overseen by leaders from our Technology, People Operations, and Legal teams. These individuals are informed about, and monitor the prevention, mitigation, detection and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan, and report via our internal auditor to the Audit Committee on any appropriate items.
Our Head of Technology Operations maintains our security incident response plan and manages day-to-day incident identification, assessment and management, leads our overall cybersecurity risk management program, including ongoing assessments of system vulnerabilities and mitigation efforts. Our Head of Technology Operations has been involved in cybersecurity for approximately 10 years, with project experience relating to SOC-2, ISO 27001, GDPR, Business Continuity Planning, Disaster Recovery Planning, Incident Response Planning. Our Head of Technology Operations escalates cybersecurity incidents to other members of the Company’s leadership as appropriate, including our CFO, CEO and internal auditor. The IT and engineering team provides regular briefings to the Head of Technology Operations regarding the Company’s cybersecurity risks and activities, including any recent cybersecurity incidents and related responses, cybersecurity systems testing, activities of third parties, and the like.

PART III.
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide consolidated financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of Prenetics Global Limited are included at the end of this annual report.
ITEM 19. EXHIBITS

Exhibit Number	Description

1.1*	Amended and Restated Memorandum and Articles of Association of Prenetics Global Limited

2.1
Specimen Ordinary Share Certificate of Prenetics Global Limited (incorporated by reference to Exhibit 4.1 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022)

2.2
Specimen Warrant Certificate of Prenetics Global Limited (incorporated by reference to Exhibit 4.2 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022)

2.3
Warrant Agreement, dated May 13, 2021, between Artisan and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022)

2.4
Assignment, Assumption and Amendment Agreement, dated as of September 15, 2021, by and among Prenetics Global Limited, Artisan Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.8 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022)

2.5
Warrant Agency Agreement, dated October 28, 2025, by and between Prenetics Global Limited and Continental Stock Transfer and Trust Company (relating to Class A Warrants, Class B Warrants and Placement Agent Warrants) (incorporated by reference to Exhibit 4.1 to the Report on Form 6-K (File No. 001-41401), filed with the SEC on October 28, 2025)

2.6	Form of Class A Warrant (incorporated by reference to Exhibit 4.2 to the Report on Form 6-K (File No. 001-41401), filed with the SEC on October 28, 2025)

2.7	Form of Class B Warrant (incorporated by reference to Exhibit 4.3 to the Report on Form 6-K (File No. 001-41401), filed with the SEC on October 28, 2025)

2.8	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.4 to the Report on Form 6-K (File No. 001-41401), filed with the SEC on October 28, 2025)

2.9
Form of Warrant Agency Agreement by and between Prenetics Global Limited and Continental Stock Transfer and Trust Company (relating to Class C Warrants) (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-3 (File No. 333-294765), filed on March 31, 2026)

2.10	Form of Class C Warrant (incorporated by reference to Exhibit 4.2 to the Report on Form 6-K (File No. 001-41401), filed with the SEC on December 23, 2025)

2.11*	Description of Securities

4.1
Business Combination Agreement, dated as of September 15, 2021, by and among Artisan Acquisition Corp., Prenetics Global Limited, Prenetics Group Limited, AAC Merger Limited, and PGL Merger Limited (incorporated by reference to Exhibit 2.1 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022)

Exhibit Number	Description
4.2
Amendment to Business Combination Agreement, dated as of March 30, 2022, by and among Artisan Acquisition Corp., Prenetics Global Limited, Prenetics Group Limited, AAC Merger Limited, and PGL Merger Limited (incorporated by reference to Exhibit 2.2 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022)

4.3
Registration Rights Agreement, dated as of September 15, 2021, by and among Prenetics Global Limited, Artisan Acquisition Corp., Artisan LLC and other parties named therein (incorporated by reference to Exhibit 10.5 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022)

4.4†	2022 Share Incentive Plan (incorporated by reference to Exhibit 4.4 to Shell Company Report on Form 20-F (Reg. No. 001-41401), filed with the SEC on May 27, 2022)

4.5
Form of Indemnification Agreement between Prenetics Global Limited and each executive officer of Prenetics Global Limited (incorporated by reference to Exhibit 10.10 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022)

4.6
Form of PIPE Subscription Agreements (incorporated by reference to Exhibit 10.1 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022)

4.7
Deed of Novation and Amendment, dated as of September 15, 2021, by and among Artisan Acquisition Corp., Prenetics Global Limited, Artisan LLC and Aspex Master Fund (incorporated by reference to Exhibit 10.2 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022)

4.8
Deed of Novation and Amendment, dated as of September 15, 2021, by and among Artisan Acquisition Corp., Prenetics Global Limited, Artisan LLC and Pacific Alliance Asia Opportunity Fund L.P. (incorporated by reference to Exhibit 10.3 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022)

4.9
Shareholder Support Agreement and Deed, dated as of September 15, 2021, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp., and certain management shareholders named therein (incorporated by reference to Exhibit 10.6 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022)

4.10
Shareholder Support Agreement and Deed, dated as of September 15, 2021, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp., and certain shareholders named therein (incorporated by reference to Exhibit 10.7 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022)

4.11
Sponsor Support Agreement, dated as of September 15, 2021, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp., Artisan LLC and other parties named therein (incorporated by reference to Exhibit 10.4 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022)

4.12#
Agreement for Sale and Purchase of the Issued Shares in ACT Genomics Holdings Company Limited, dated December 16, 2022, by and among Prenetics Global Limited, ACT Genomics and certain shareholders of ACT Genomics (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F (Reg. No. 001-41401), filed with the SEC on April 30, 2025)

4.13#
Agreement for Sale and Purchase of the Issued Shares in ACT Genomics Holdings Company Limited, dated January 3, 2023, by and among Prenetics Global Limited, Hongkong Berry Genomics Co., Limited and ACT Genomics (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F (Reg. No. 001-41401), filed with the SEC on April 30, 2025)

4.14
Deed of Joinder, dated October 1, 2021, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp. and Prudential Hong Kong Limited (incorporated by reference to Exhibit 10.18 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022)

Exhibit Number	Description

4.15
Form of Amendment to PIPE Subscription Agreements (incorporated by reference to Exhibit 10.19 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022)

4.16
Form of Deed of Amendment to Deed of Novation and Amendment (incorporated by reference to Exhibit 10.20 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022)

4.17
Sponsor Forfeiture and Conversion Agreement, dated as of March 30, 2022, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp., Artisan LLC, Mr. William Keller, Mr. Mitch Garber, Mr. Fan (Frank) Yu and Mr. Sean O’Neill (incorporated by reference to Exhibit 10.21 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022)

4.18
Amendment to Sponsor Support Agreement, dated as of March 30, 2022, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp., Artisan LLC and other parties named therein (incorporated by reference to Exhibit 10.22 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022)

4.19
Amendment to Shareholder Support Agreement, dated as of March 30, 2022, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp. and certain management shareholders named therein (incorporated by reference to Exhibit 10.23 to Amendment No. 8 to the Registration Statement on Form F-4 (Reg. No. 333-260928), filed with the SEC on March 30, 2022)

4.20
Registration Rights Agreement, dated July 20, 2023, by and among Prenetics Global Limited, Lo Yuk Ming Dennis, and AC-Tech Investment Limited (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F (Reg. No. 001-41401), filed with the SEC on May 1, 2024)

4.21
Unit Purchase Agreement, dated as of May 23, 2024, by and between Prenetics Global Limited and ACM Europa VII-C LLC, AFI Partners Fund IV, and AFI Partners LLC (incorporated by reference to Exhibit 4.24 of our annual report on Form 20-F (Reg. No. 001-41401), filed with the SEC on April 30, 2025)

4.22
Share Sale Agreement, dated as of June 25, 2023, by and among Lo Yuk Ming Dennis, Chan Kwan Chee and Prenetics Global Limited (incorporated by reference to Exhibit 10.23 of our annual report on Form 20-F (Reg. No. 001-41401), filed with the SEC on May 1, 2024)

4.23
Share Subscription Agreement, dated as of June 25, 2023, by and between Insighta Holdings Limited and Prenetics Global Limited (incorporated by reference to Exhibit 10.24 of our annual report on Form 20-F (Reg. No. 001-41401), filed with the SEC on May 1, 2024)

4.24
Share Purchase Agreement, dated October 14, 2024, by and between Prenetics Global Limited and Image Frame Investment (HK) Limited (incorporated by reference to Exhibit 10.25 of our annual report on Form 20-F (Reg. No. 001-41401), filed with the SEC on April 30, 2025)

4.25
Placement Agency Agreement, dated October 27, 2025, by and between Prenetics Global Limited and Dominari Securities LLC (incorporated by reference to Exhibit 10.1 to the Report on Form 6-K (File No. 001-41401), filed with the SEC on October 28, 2025)

4.26
Form of Warrant Exchange Agreement by and between Prenetics Global Limited and certain warrant holders (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-3 (File No. 333-294765), filed on March 31, 2026)

4.27*#
Agreement for Sale and Purchase of the Issued Shares in ACT Genomics Holdings Company Limited, dated June 20, 2025, among Delta Electronics, Inc., as buyer, the sellers listed in Part A of Schedule 1 thereto (including Prenetics Global Limited), the Holders' Representative, and ACT Genomics Holdings Company Limited

Exhibit Number	Description
4.28*#
Asset Purchase Agreement, dated January 1, 2026, by and among Prenetics Global Limited, Europa Sports Partners, LLC, Hubmatrix Partners, LLC, IM8 Global Limited, Stord Fulfillment, LLC, and Stord, Inc., relating to the sale of the Europa 3PL business

4.29*#
Share Purchase Agreement, dated February 13, 2026, by and between Prenetics Global Limited, as vendor, and Image Frame Investment (HK) Limited, as purchaser, relating to the sale of 700,000 Class A ordinary shares of Insighta Holdings Limited

4.30*#	Capital Markets Advisory Engagement Letter, dated July 5, 2024, between Prenetics Global Limited and Roth Capital Partners, LLC

4.31*#	Investor Relations Consulting Agreement, dated April 25, 2024, between Prenetics Global Limited and MZHCI, LLC

4.32*#	Investor Relations Consulting Agreement, dated August 12, 2025, between Prenetics Global Limited and MZHCI, LLC

4.33*#	Amendment Agreement, dated September 5, 2025, to the Investor Relations Consulting Agreement dated August 12, 2025, between Prenetics Global Limited and MZHCI, LLC

8.1*	List of Subsidiaries of Prenetics Global Limited

11.1*	Insider Trading Policy

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte Touche Tohmatsu

15.2*	Consent of KPMG

15.3*	Consent of DaHui Lawyers

97.10	Policy for Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F (Reg. No. 001-41401), filed with the SEC on May 1, 2024)

101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
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
Date: April 30, 2026

Prenetics Global Limited
(Incorporated in the Cayman Islands)
and its Subsidiaries
Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Prenetics Global Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Prenetics Global Limited and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows, for each of the two years then ended December 31, 2025 and 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years ended December 31, 2025 and 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB").
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinions.

/s/ Deloitte Touche Tohmatsu
Hong Kong SAR, the People's Republic of China
April 30, 2026

We have served as the Company’s auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors
Prenetics Global Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows of Prenetics Global Limited and subsidiaries (the Company) for the year ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

/s/ KPMG
We served as the Company’s auditor from 2017 to 2024.
Hong Kong, China
April 30, 2024, except for the effects of discontinued operations of ACT Genomics discussed in note 10, as to which the date is April 30, 2026

Consolidated statements of profit or loss and other comprehensive income for each of the three years in the period ended December 31, 2025
(All amounts in thousands of U.S. dollars ("$"), except for share and per share data)

	Notes	2025	2024	2023
			(Restated)	(Restated)
Continuing operations
Revenue	5, 6	$92,390	$15,936	$6,155
Direct costs		(43,600)	(6,659)	(4,982)
Gross profit		48,790	9,277	1,173
Other income and other net gains	7	614	2,006	4,133
Selling and marketing expenses		(35,540)	(5,413)	(5,462)
Research and development expenses		(5,132)	(9,051)	(9,172)
Impairment of goodwill	12	(6,815)	—	—
Administrative and other operating expenses		(46,398)	(33,090)	(29,116)
Operating loss from continuing operations		(44,481)	(36,271)	(38,444)
Fair value gain/(loss) on financial assets at fair value through profit or loss	20	780	(8,869)	(7,135)
Gain on warrant exchange	27	36,657	—	—
Fair value (loss)/gain on warrant liabilities	27	(17,943)	49	3,351
Unrealized fair value loss on digital assets	15	(9,725)	—	—
Gain on partial disposal of an equity-accounted investee	16	—	1,244	—
Share of loss of equity-accounted investees, net of tax	16	(1,260)	(2,010)	(670)
Other finance costs	8(a)	(241)	(168)	(46)
Loss before taxation	8	(36,213)	(46,025)	(42,944)
Income tax (expense)/credit	9	(34)	7,639	(54)
Loss from continuing operations		(36,247)	(38,386)	(42,998)
Discontinued operations
Loss from discontinued operations, net of tax	10	(3,731)	(11,420)	(21,779)
Loss for the year		(39,978)	(49,806)	(64,777)
Other comprehensive income/(expense)
Items that will not be reclassified subsequently to profit or loss:
Share of other comprehensive (expense)/income of equity-accounted investees	16	(26)	303	—
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		716	(1,024)	1,795
Reclassification of cumulative translation reserve upon disposal of foreign operations	34	(74)	—	—
Other comprehensive income/(expense) for the year		616	(721)	1,795
Total comprehensive expense for the year		$(39,362)	$(50,527)	$(62,982)
Loss attributable to:
Equity shareholders of the Company		$(37,709)	$(46,304)	$(62,724)
Non-controlling interests	35	(2,269)	(3,502)	(2,053)
		$(39,978)	$(49,806)	$(64,777)
Total comprehensive expense attributable to:
Equity shareholders of the Company		$(37,159)	$(46,785)	$(61,112)
Non-controlling interests	35	(2,203)	(3,742)	(1,870)
		$(39,362)	$(50,527)	$(62,982)
Loss per share
Basic	11	$(2.68)	$(3.71)	$(5.58)
Diluted	11	(2.68)	(3.71)	(5.58)
Loss per share - Continuing operations
Basic	11	(2.46)	(3.14)	(3.79)
Diluted	11	(2.46)	(3.14)	(3.79)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of financial position as of December 31, 2025 and 2024
(All amounts in thousands of U.S. dollars ("$"))

	Notes	2025	2024
Assets
Property, plant and equipment	13	$1,763	$7,811
Intangible assets	14	66	11,574
Digital assets	15	44,629	—
Goodwill	12	1,379	37,364
Interests in equity-accounted investees	16	66,109	68,223
Financial assets at fair value through profit or loss - non-current	20	252	1,103
Other non-current assets	17	6,678	1,352
Non-current assets		120,876	127,427
Deferred expenses	19	—	3,549
Inventories	18	7,032	6,566
Trade receivables	19	2,978	5,242
Deposits, prepayments and other receivables	19	11,860	7,975
Amounts due from related companies		4	3
Financial assets at fair value through profit or loss - current	20	31,192	10,562
Cash and cash equivalents	21(b)	32,131	52,251
Current assets		85,197	86,148
Total assets		$206,073	$213,575
Liabilities
Deferred tax liabilities	24	$8	$2,165
Warrant liabilities	27	20,319	175
Lease liabilities - non-current	25	437	3,014
Other non-current liabilities	22	230	324
Non-current liabilities		20,994	5,678
Trade payables		3,142	3,668
Accrued expenses and other current liabilities	22	21,124	9,312
Contract liabilities	23	3,086	6,491
Lease liabilities - current	25	1,330	2,758
Liabilities for puttable financial instrument	28	—	14,309
Tax payable		31	13
Current liabilities		28,713	36,551
Total liabilities		49,707	42,229
Equity
Class A ordinary shares (par value of $0.0015 as of December 31, 2025 and 2024; 198,000,001 and 30,000,001 shares authorized as of December 31, 2025 and 2024, respectively; 11,403,872 and 15,293,117 shares issued and outstanding as of December 31, 2025 and 2024, respectively)	29	23	17
Class B ordinary shares (par value of $0.0015 as of December 31, 2025 and 2024; 15,333,333 and 3,333,333 shares authorized as of December 31, 2025 and 2024, respectively; 1,580,972 shares issued and outstanding as of December 31, 2025 and 2024)	29	2	2
Reserves		156,434	170,370
Total equity attributable to equity shareholders of the Company		156,459	170,389
Non-controlling interests		(93)	957
Total equity		156,366	171,346
Total equity and liabilities		$206,073	$213,575
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity for each of the three years in the period ended December 31, 2025
(All amounts in thousands of U.S. dollars (“$”))

		Attributable to equity shareholders of the Company
	Notes	Share capital	Share premium	Treasury stock	Translation reserve	Other reserve	Capital reserve	Accumulated losses	Sub-total	Non- controlling interests	Total
Balance at January 1, 2023		$14	$831,443	$(662)	$(3,815)	$(251,288)	$69,416	$(408,044)	$237,064	$6,399	$243,463
Total comprehensive income/(expense) for the year
Loss for the year		—	—	—	—	—	—	(62,724)	(62,724)	(2,053)	(64,777)
Other comprehensive income for the year		—	—	—	1,612	—	—	—	1,612	183	1,795
Total comprehensive income/(expense) for the year		—	—	—	1,612	—	—	(62,724)	(61,112)	(1,870)	(62,982)
Change in fair value of liabilities for puttable financial instrument		—	—	—	—	2,516	—	—	2,516	—	2,516
Equity-settled share-based transactions	30	—	—	—	—	—	10,589	—	10,589	—	10,589
Adjustments of non-controlling interests		—	—	—	—	—	—	—	—	(730)	(730)
Issuance of shares for acquisition		—	5,061	—	—	(5,061)	—	—	—	—	—
Issuance of shares for investment in an equity-accounted investee		2	18,527	—	—	—	—	—	18,529	—	18,529
Issuance of shares for restricted share unit		2	—	—	—	—	—	—	2	—	2
Shares issued upon conversion of exchange loan notes		—	—	—	—	—	—	—	—	—	—
Issuance of shares for reverse stock split		—	—	—	—	—	—	—	—	—	—
Repurchase of shares		—	—	(1,229)	—	—	—	—	(1,229)	—	(1,229)
Cancellation of treasury stock	29(b)	—	(1,829)	1,829	—	—	—	—	—	—	—
Balance at December 31, 2023 and January 1, 2024		$18	$853,202	$(62)	$(2,203)	$(253,833)	$80,005	$(470,768)	$206,359	$3,799	$210,158
Total comprehensive expense for the year
Loss for the year		—	—	—	—	—	—	(46,304)	(46,304)	(3,502)	(49,806)
Other comprehensive expense for the year		—	—	—	(481)	—	—	—	(481)	(240)	(721)
Total comprehensive expense for the year		—	—	—	(481)	—	—	(46,304)	(46,785)	(3,742)	(50,527)
Change in fair value of liabilities for puttable financial instrument	28	—	—	—	—	314	—	—	314	—	314
Change in non-controlling interest due to change in shareholding in a subsidiary	28	—	—	—	—	(275)	—	—	(275)	275	—
Equity-settled share-based transactions	30	—	—	—	—	—	7,221	—	7,221	625	7,846
Issuance of shares to advisors	29(a)	1	4,131	—	—	—	—	—	4,132	—	4,132
Issuance of shares for restricted share unit	29(a)	—	—	—	—	—	—	—	—	—	—
Repurchase of shares	29(b)	—	—	(577)	—	—	—	—	(577)	—	(577)
Balance at December 31, 2024		$19	$857,333	$(639)	$(2,684)	$(253,794)	$87,226	$(517,072)	$170,389	$957	$171,346

Consolidated statements of changes in equity for each of the three years in the period ended December 31, 2025 (continued)
(All amounts in thousands of U.S. dollars (“$”))

		Attributable to equity shareholders of the Company
	Notes	Share capital	Share premium	Treasury stock	Translation reserve	Other reserve	Capital reserve	Accumulated losses	Sub-total	Non- controlling interests	Total
Balance at January 1, 2025		19	857,333	(639)	(2,684)	(253,794)	87,226	(517,072)	170,389	957	171,346
Total comprehensive income/(expense) for the year
Loss for the year		—	—	—	—	—	—	(37,709)	(37,709)	(2,269)	(39,978)
Other comprehensive income for the year		—	—	—	550	—	—	—	550	66	616
Total comprehensive income/(expense) for the year		—	—	—	550	—	—	(37,709)	(37,159)	(2,203)	(39,362)
Change in fair value and derecognition of liabilities for puttable financial instrument	28	—	—	—	—	14,309	—	—	14,309	—	14,309
Derecognition of non-controlling interests upon disposal of a subsidiary	34	—	—	—	—	—	—	—	—	1,168	1,168
Equity-settled share-based transactions	30	—	—	—	—	—	7,622	—	7,622	(15)	7,607
Issuance of new shares and allocation of warrant	27, 29(a)	4	1,292	—	—	—	—	—	1,296		1,296
Issuance of shares for restricted share unit	29(a)	2	—	—	—	—	—	—	2	—	2
Balance at December 31, 2025		$25	$858,625	$(639)	$(2,134)	$(239,485)	$94,848	$(554,781)	$156,459	$(93)	$156,366
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows for each of the three years in the period ended December 31, 2025
(All amounts in thousands of U.S. dollars (“$”))

	Notes	2025	2024	2023
Cash flows from operating activities
Loss for the year		$(39,978)	$(49,806)	$(64,777)
Adjustments for:
Bank interest income	7,10(b)	(1,092)	(2,039)	(3,943)
Depreciation	13	2,694	4,015	5,879
Amortization of intangible assets	14	1,087	1,913	1,915
Other finance costs	8(a),10(c)	258	203	242
Fair value (gain)/loss on financial assets at fair value through profit or loss	20	(780)	8,869	7,135
Fair value loss/(gain) on warrant liabilities	27	17,943	(49)	(3,351)
Gain on warrant exchange	27	(36,657)	—	—
Unrealized fair value loss on digital assets	15	9,725	—	—
Net foreign exchange losses		498	120	821
Impairment loss of goodwill	12	6,815	—	3,900
(Gain)/loss on disposal of property, plant and equipment		(11)	2	818
Write-off on property, plant and equipment	8(c),10(e)	117	558	331
Write-off on inventories	18	721	736	3,137
Gain on disposal of a subsidiary	34	(2,045)	—	—
Gain on partial disposal of an equity-accounted investee	16	—	(1,244)	—
Share of loss of equity-accounted investees, net of tax	16	2,128	1,779	859
Equity-settled share-based payment expenses	30	7,607	7,846	10,589
Share-based payment expenses in relation to issuance of shares to advisors	30(d)	—	4,132	—
Income tax expense/(credit)		12	(7,874)	(386)
		(30,958)	(30,839)	(36,831)
Changes in:
Decrease/(increase) in deferred expenses		3,549	8,294	(959)
(Increase)/decrease in inventories		(2,788)	1,323	(1,729)
(Increase)/decrease in trade receivables		(528)	(563)	37,633
(Increase)/decrease in deposits, prepayments and other receivables		(3,761)	(2,108)	1,589
(Increase)/decrease in amounts due from related companies		(1)	3	(5)
Decrease/(increase) in amounts due from equity-accounted investees		—	132	(132)
Decrease/(increase) in other non-current assets		123	(427)	535
Increase/(decrease) in trade payables		331	(4,682)	(5,618)
Increase/(decrease) in accrued expenses and other current liabilities		15,546	854	(7,417)
(Decrease)/increase in contract liabilities		(3,342)	380	437
Increase/(decrease) in other non-current liabilities		3	(1,241)	(124)
Cash used in operating activities		(21,826)	(28,874)	(12,621)
Income taxes paid		—	—	(1,144)
Net cash used in operating activities		(21,826)	(28,874)	(13,765)

Consolidated statements of cash flows for each of the three years in the period ended December 31, 2025 (continued)
(All amounts in thousands of U.S. dollars (“$”))

	Notes	2025	2024	2023
Cash flows from investing activities
Payment for purchase of property, plant and equipment		(208)	(1,006)	(345)
Proceeds from disposal of property, plant and equipment		11	42	99
Payment for purchase of digital assets		(54,354)	—	—
Payment for purchase of intangible assets		—	(59)	(567)
Payment for purchase of short-term deposits		—	—	(16,000)
Payment for purchase of financial assets at fair value through profit or loss	20	(19,999)	(129)	(10,002)
Proceeds from partial disposal of an equity-accounted investee		—	30,000	—
Proceeds from redemption of short-term deposits		—	16,000	19,920
Net cash inflow from disposal of a subsidiary	34	37,764	—	—
Payment for acquisition of a subsidiary, net of cash acquired	33	—	(8,346)	—
Investment in an equity-accounted investee	16	—	—	(80,000)
Interest received	7,10(b)	1,092	2,039	3,943
Net cash (used in)/from investing activities		(35,694)	38,541	(82,952)
Cash flows from financing activities
Capital element of lease rentals paid	13(b),26	(2,431)	(2,563)	(3,235)
Interest element of lease rentals paid	13(b),26	(258)	(203)	(241)
Proceeds from issuance of shares		2	—	2
Proceeds from public placement	27	40,154	—	—
Payment for purchase of treasury shares		—	(577)	(1,230)
Net cash from/(used in) financing activities		37,467	(3,343)	(4,704)
Net (decrease)/increase in cash and cash equivalents		(20,053)	6,324	(101,421)
Cash and cash equivalents at the beginning of the year		52,251	45,706	146,660
Effect of foreign exchange rate changes		(67)	221	467
Cash and cash equivalents at the end of the year		$32,131	$52,251	$45,706
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements
(All amounts in thousands of U.S. dollars (“US$”), except for share, per share data and otherwise stated)
1    General Information
Prenetics Global Limited (the “Company”), is a company limited by shares incorporated in Cayman Islands.
The Company and its subsidiaries (collectively, the “Group”) is a leading health sciences company redefining the future of health and longevity.
On July 20, 2023, the Group acquired 50% shareholdings of an equity-accounted investee, Insighta Holdings Limited ("Insighta"). On October 14, 2024, the Group’s shareholding in Insighta was reduced to 35% following the disposal of 15% shareholdings with consideration of $30 million to a third party. Details of the interests in equity-accounted investees are included in note 16.
On August 9, 2024, the Group fully acquired the issued units of Europa Partners Holdings Limited (“Europa”), and obtained 100% shareholdings in Europa. Europa is a consumer health and wellness products distributor, which specializing in sports distribution, and qualifies as a business as defined in IFRS 3 in note 33.
On October 1, 2025, the Group fully disposed 73.27% of the issued share capital of ACT Genomics Holdings Company Limited (“ACT Genomics”) with considerations of $46 million from a third party. Accordingly, the operations of ACT Genomics have been classified as discontinued operations for all periods presented. The results of the discontinued operations for the years ended December 31, 2024 and 2023 have been restated in the consolidated statement of profit or loss to conform to the current period’s presentation. Details of the disposal of a subsidiary are included in note 34.
On October 28, 2025, the Group completed a public placement and issued equity securities to investors, raising net proceeds of approximately $40 million. In connection with the placement, the Group issued 2,722,642 Class A ordinary shares together with warrants, including 2,722,642 Class A warrants, 2,722,642 Class B warrants, and 131,829 placement agent warrants. On December 23, 2025, the Group entered into warrant exchange agreements with certain warrant holders, pursuant to which each pair of one Class A warrant and one Class B warrant was exchanged for one Class C warrant for Class A ordinary shares of the Company. The exchange resulted in a reduction in the number of outstanding Class A and Class B warrants and the issuance of new Class C warrants with modified terms. Details of the warrants are included in note 27.
These consolidated financial statements are presented in United States dollars (“USD”), which is the Company’s functional currency.
2    Adoption of new and revised standards
Amendments to IFRS Accounting Standards that are mandatorily effective for the current year
In the current year, the Group has applied the following amendments to IFRS Accounting Standards issued by the IASB for the first time, which are mandatorily effective for the Group's annual period beginning on January 1, 2025 for the preparation of the consolidated financial statements:

Amendments to IAS 21	Lack of Exchangeability
The application of the amendments to IFRS Accounting Standards in the current year has had no material impact on the Group's financial positions and performance for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

2Adoption of new and revised standards (continued)
New and amendments to IFRS Accounting Standards in issue but not yet effective
At the date of authorization of these consolidated financial statements, the Group has not applied the following new and amended IFRS Accounting Standards that have been issued but are not yet effective that are relevant to the Group.

Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments[2]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[1]
Amendments to IFRS Accounting Standards	Annual Improvements to IFRS Accounting Standards - Volume 11[2]
IFRS 18	Presentation and Disclosure in Financial Statements[3]

1    Effective for annual periods beginning on or after a date to be determined
2    Effective for annual periods beginning on or after January 1, 2026
3    Effective for annual periods beginning on or after January 1, 2027
Except for the new and amendments to IFRS Accounting Standards mentioned below, the directors of the Company anticipate that the application of all other new and amendments to IFRS Accounting Standards will have no material impact on the consolidated financial statements in the foreseeable future.
IFRS 18 Presentation and Disclosures in Financial Statements ("IFRS 18")
IFRS 18, which sets out requirements on presentation and disclosures in financial statements, will replace IAS 1 Presentation of Financial Statements ("IAS 1"). This new IFRS Accounting Standard, while carrying forward many of the requirements in IAS 1, introduces new requirements to present specified categories and defined subtotals in the statement of profit or loss; provide disclosures on management-defined performance measures ("MPMs) in the notes to the financial statements and improve aggregation and disaggregation of information to be disclosed in the financial statements. In addition, some IAS 1 paragraphs have been moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (the title of which will be changed to Basis of Preparation of Financial Statements upon effective of IFRS 18) and IFRS 7. Minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share are also made.
IFRS 18, and amendments to other standards, will be effective for annual periods beginning on or after January 1, 2027, with early application permitted. IFRS 18 requires retrospective application with specific transition provisions. The application of the new standard is not expected to have significant impact on the financial performance and positions of the Group in terms of recognition and measurement. However, it is expected to affect the structure and presentation of the consolidated statement of profit or loss.

3    Basis of preparation of consolidated financial statements and material accounting policy information
Basis of preparation of consolidated financial statements
The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. For the purpose of preparation of the consolidated financial statements, information is considered material if such information is reasonably expected to influence decisions made by primary users.
The material accounting policies adopted are set out below.
Going concern
The directors of the Company have, at the time of approving the consolidated financial statements, a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing the consolidated financial statements.
Material accounting policy information
Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Group. Control is achieved when the Company:
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
Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.
Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with the Group’s accounting policies.
All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

3    Basis of preparation of consolidated financial statements and material accounting policy information (continued)
Non-controlling interests in subsidiaries are presented separately from the Group’s equity therein, which represent present ownership interests entitling their holders to a proportionate share of net assets of net assets of relevant subsidiaries upon liquidation.
Changes in the Group's interests in existing subsidiaries
Changes in the Group’s interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s relevant components of equity and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries.
Any difference between the amount by which the non-controlling interests are adjusted, and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Company.
When the group loses control of a subsidiary, the assets and liabilities of that subsidiary and non-controlling interests (if any) are derecognized. A gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the carrying amount of the assets (including goodwill), and liabilities of the subsidiary attributable to the owners of the Company. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRS Accounting Standards). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 Financial Instruments or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.
Business combinations
A business is an integrated set of activities and assets which includes an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired processes are considered substantive if they are critical to the ability to continue producing outputs, including an organized workforce with the necessary skills, knowledge, or experience to perform the related processes or they significantly contribute to the ability to continue producing outputs and are considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.
Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interest issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.
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
Goodwill
Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business (see the accounting policy above) less accumulated impairment losses, if any.
For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the combination, which represent the lowest level at which the goodwill is monitored for internal management purposes and is not larger than an operating segment .
A cash-generating units (or groups of cash-generating units) to which goodwill has been allocated is tested for impairment annually or more frequently when there is indication that the unit may be impaired. For goodwill arising on an acquisition in an annual period, the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is tested for impairment before the end of that annual period. If the recoverable amount is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit (or group of cash-generating units).

3    Basis of preparation of consolidated financial statements and material accounting policy information (continued)
On disposal of the relevant cash-generating unit or any of the cash-generating unit within the group of cash generating units, the attributable amount of goodwill is included in the determination of the amount of the profit or loss on disposal.
Interests in equity-accounted investees
An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.
The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional losses are provided for, and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.
An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment.
The Group assesses whether there is an objective evidence that the interest in an associate or a joint venture may be impaired. When any objective evidence exists, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets ("IAS 36") as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognized is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.
Revenue from contracts with customers
The Group recognizes revenue from the following major products:
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
The Group sells consumer health products directly to customers. Revenue is recognized at a point in time when control of the goods transfers to the customer, which occurs when the goods are handed over to the courier for delivery (i.e. shipment). Revenue is recorded net of discount. When the customer initially purchases the goods online the transaction price received by the Group is recognized as a contract liability until the goods have been delivered to the customer. There exists a 30-day right of return on orders and a refund liability is recognized for expected refunds to customers.
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
On October 1, 2025, the Group completed the disposal of ACT Genomics. Following the disposal, the Group no longer has exposure to the operation of precision oncology services business and is classified as discontinued operations. Details of discontinued operations are disclosed in note 10.
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
Leases
The Group assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception of the contract. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.
The Group as lessee
Short-term leases and leases of low-value assets
The Group applies the short-term lease recognition exemption to leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for lease of low-value assets (such as IT equipment). Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.
Right-of-use assets
The cost of right-of-use assets include:
•the amounts of the initial measurement of the lease liabilities;
•any lease payments made at or before the commencement date, less any lease incentives received;
•any initial direct costs incurred by the Group; and
•an estimate of costs to be incurred by the Group in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.
Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities.
Right-of-use assets in which the Group is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term are depreciated from commencement date to the end of the useful life. Otherwise, right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.
The Group presents right-of-use assets that do not meet the definition of investment property in "property, plant and equipment", the same line item within which the corresponding underlying assets would be presented if they were owned.
Refundable rental deposits
Refundable rental deposits paid are accounted under IFRS 9 and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments and included in the cost of right-of-use assets.
Lease liabilities
At the commencement date of a lease, the Group recognizes and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. The incremental borrowing rate depends on the term, currency and start date of the lease.
The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased and the lease does not benefit from a guarantee from the Group.
The lease payments include fixed payments (including in-substance fixed payments).
After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.
The Group presents lease liabilities as a separate line item on the consolidated statement of financial position.

3    Basis of preparation of consolidated financial statements and material accounting policy information (continued)
Foreign currencies
In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recognized at the rates of exchange prevailing on the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.
Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are recognized in profit or loss in the period in which they arise.
For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s operations are translated into the presentation currency of the Group (i.e. US$) using exchange rates prevailing at the end of each reporting period unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity under the heading of translation reserve.
On the disposal of a foreign operation (that is, a disposal of the Group’s entire interest in a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.
Goodwill and fair value adjustments on identifiable assets acquired arising on an acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the rate exchange prevailing at the end of each reporting period. Exchange differences arising are recognized in other comprehensive income.
Employee benefits
Retirement benefit costs
Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.
Short-term employee benefits
Short-term employee benefits are recognized at the undiscounted amount of the benefits expected to be paid as and when employees rendered the services. All short-term employee benefits are recognized as an expense unless another IFRS Accounting Standard requires or permits the inclusion of the benefit in the cost of an asset.
A liability is recognized for benefits accruing to employees (such as wages and salaries and annual leave) after deducting any amount already paid.
Equity-settled share-based payment transactions
Share awards granted to employees and others providing similar services
Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.
The fair value of the equity-settled share-based payments determined at the grant date without taking into consideration all non-market vesting conditions is expensed on a straight-line basis over the vesting period, based on the Group's estimate of equity instruments that will eventually vest, with a corresponding increase in equity (capital reserve). At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest based on assessment of all relevant non-market vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the capital reserve. For shares that vest immediately at the date of grant, the fair value of the shares granted is expensed immediately to profit or loss.
Shares granted to non-employees
Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the counterparty renders the service. The fair values of the services received are recognized as expenses (unless the goods or services qualify for recognition as assets).

3    Basis of preparation of consolidated financial statements and material accounting policy information (continued)
Modification to the terms and conditions of the share-based payment arrangements
When the terms and conditions of an equity-settled share-based payment arrangement are modified, the Group recognizes, as a minimum, the services received measured at the grant date fair value of the equity instruments granted, unless those equity instruments do not vest because of failure to satisfy a vesting condition (other than a market condition) that was specified at grant date. In addition, if the Group modifies the vesting conditions (other than a market condition) in a manner that is beneficial to the employees, for example, by reducing the vesting period, the Group takes the modified vesting conditions into consideration over the remaining vesting period.
Taxation
The income tax expense represents the sum of current and deferred income tax expense.
The tax currently payable is based on taxable profit for the year. Taxable profit differs from loss before taxation because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit and at the time of the transaction does not give rise to equal taxable and deductible temporary differences. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.
The carrying amount of deferred tax assets is reviewed at end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.
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
Current and deferred tax are recognized in profit or loss.
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
Depreciation is recognized so as to write off the cost of assets less their residual values over their estimated useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

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
Intangible assets
Intangible assets acquired separately
Intangible assets with finite useful lives that are acquired separately are carried at costs less accumulated amortization and any accumulated impairment losses amounts. Amortization for intangible assets with finite useful lives is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less any subsequent accumulated impairment losses.
The estimated useful lives for current and comparative periods are as follows:

– Website and mobile apps	2 years
– Trademark and technology	10 - 20 years
– Products development cost	3 years
– Computer software	3 years
– Customer relationship	10 years
Research and development expenditure
Expenditure on research activities is recognized as an expense in the period which it is incurred.
Intangible assets acquired in a business combination
Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost).
Subsequent to initial recognition, intangible assets acquired in a business combination with finite useful lives are reported at costs less accumulated amortization and any accumulated impairment losses, on the same basis as intangible assets that are acquired separately. Intangible assets acquired in a business combination with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses.
An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

3    Basis of preparation of consolidated financial statements and material accounting policy information (continued)
Digital assets
Digital assets on hand at the end of a reporting period, are accounted for under IAS 38 Intangible Assets, as an intangible asset with an indefinite useful life initially measured at cost, deemed to be the fair value upon receipt and subsequently measured under the revaluation model. Under the revaluation model, increases in the digital assets’ carrying amount, determined as the excess of fair value on revaluation over the weighted average cost, are recognized in other comprehensive income, except to the extent that they reverse a revaluation decrease previously recognized in profit or loss. Decreases are recognized in profit or loss, except to the extent that they reverse a revaluation increase previously recognized in other comprehensive income. Once the digital asset is sold, the revaluation increase related to it is transferred from revaluation surplus to retained earnings. The Company revalues its digital assets on hand on a monthly basis and following any significant fair value fluctuations. The fair value of digital assets on hand at the end of the reporting period is determined as the quantity of digital assets on hand multiplied by the quoted market price on an active exchange at the reporting date.
Impairment on property, plant and equipment, right-of-use assets and intangible assets
At the end of each reporting period, the Group reviews the carrying amounts of its property, plant and equipment, right-of-use assets and intangible assets with finite useful lives to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss (if any).
The recoverable amount of property, plant and equipment, right-of-use assets and intangible assets are estimated individually. When it is not possible to estimate the recoverable amount individually, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.
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
Cash and cash equivalents presented on the consolidated statement of financial position include:
a.cash, which comprises of cash on hand and demand deposits; and
b.cash equivalents, which comprises of short-term investments (generally with original maturity of three months or less).
For the purposes of the consolidated statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above.
Inventories
Inventories are stated at the lower of cost and net realizable value. Cost of inventories are determined on a first-in, first-out allocation method. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. Costs necessary to make the sale include incremental costs directly attributable to the sale and non-incremental costs which the Group must incur to make the sale.
Financial instruments
Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument.
Financial assets and financial liabilities are initially measured at fair value, except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss ("FVTPL")) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.
The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.
Financial assets
All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established generally by regulation or convention in the market place concerned.
All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.
Classification of financial assets
Financial assets that meet the following conditions are subsequently measured at amortized cost:
•the financial asset is held within a business model whose objective is to collect contractual cash flows; and
•the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
All other financial assets are subsequently measured at FVTPL.

3    Basis of preparation of consolidated financial statements and material accounting policy information (continued)
(i)Amortized cost and interest income
Interest income is recognized using the effective interest method for debt instruments measured subsequently at amortized cost. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired (see below). For financial assets that have subsequently become credit-impaired, interest income is recognized by applying the effective interest rate to the amortized cost of the financial asset from the next reporting period. If the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognized by applying the effective interest rate to the gross carrying amount of the financial asset from the beginning of the reporting period following the determination that the asset is no longer credit-impaired.
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
Impairment of financial assets subject to impairment assessment under IFRS 9
The Group performs impairment assessment under expected credit losses ("ECL") model on financial assets (including trade receivables, other receivables, amount due from a related company and cash and cash equivalent), which are subject to impairment assessment under IFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.
The Group always recognizes lifetime ECL for trade receivables. The expected credit losses on these financial assets are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.
For all other instruments, the Group measures the loss allowance equal to 12-month ECL ("12m ECL"), unless there has been a significant increase in credit risk since initial recognition, in which case the Group recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

3    Basis of preparation of consolidated financial statements and material accounting policy information (continued)
Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12m ECL represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of past events and current conditions at the reporting date as well as the forecast of future economic conditions.
(i)Significant increase in credit risk
In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. Forward-looking information considered includes the future prospects of the industries in which the Group’s debtors operate, obtained from economic expert reports, financial analysts, governmental bodies, relevant think-tanks and other similar organizations, as well as consideration of various external sources of actual and forecast economic information that relate to the Group’s core operations.
In particular, the following information is taken into account when assessing whether credit risk has increased significantly:
•an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;
•significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;
•existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;
•an actual or expected significant deterioration in the operating results of the debtor;
•an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.
Irrespective of the outcome of the above assessment, the Group has reasonable and supportable information to rebut the presumption the credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due.
Despite the foregoing, the Group assumes that the credit risk on a debt instrument has not increased significantly since initial recognition if the debt instrument is determined to have low credit risk at the reporting date. A debt instrument is determined to have low credit risk if (i) it has a low risk of default, (ii) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and (iii) adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfil its contractual cash flow obligations. The Group considers a debt instrument to have low credit risk when it has and internal or external credit rating of ‘investment grade’ as per globally understood definitions.
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
The Group considers the following as constituting an event of default for internal credit risk management purposes as historical experience indicates that financial assets that meet either of the following criteria are generally not recoverable:
•when there is a breach of financial covenants by the debtor; or
•information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collateral held by the Group).
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
•significant financial difficulty of the issuer or the borrower;
•a breach of contract, such as a default or past due event;
•the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;
•it is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or
•the disappearance of an active market for that financial asset because of financial difficulties.
(iv)Write-off policy
The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over 180 days past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognized in profit or loss.
(v)Measurement and recognition of expected credit losses
The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data and forward-looking information. Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default occurring as the weights. The Group uses a practical expedient in estimating ECL on trade receivables using a provision matrix taking into consideration historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and forward-looking information, including time value of money where appropriate, that is available without undue cost or effort.
Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and the cash flows that the Group expects to receive, discounted at the original effective interest rate determined at initial recognition.
Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on amortized cost of the financial asset.

3    Basis of preparation of consolidated financial statements and material accounting policy information (continued)
Derecognition of financial assets
The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.
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
Financial liabilities
All financial liabilities are subsequently measured at amortized cost using the effective interest method or at FVTPL.
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
Discontinued operations
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

4Key sources of estimation uncertainty (continued)
Fair value measurements and valuation processes
Certain Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.
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
Further information about the assumptions made in measuring fair values is included in the following notes:
•Note 15: digital assets;
•Note 27: warrant liabilities;
•Note 30: equity-settled share-based transactions;
•Note 31(B): financial instruments; and
•Note 33: acquisition of Europa.
Estimated impairment of goodwill
Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated, which is the higher of the value in use or fair value less costs of disposal. For the year ended December 31, 2025, the recoverable amount was determined by management based on internally developed valuation models. For the year ended December 31, 2024, the Group engaged an independent qualified professional valuer to support the determination of the recoverable amount; however, management remained responsible for the assumptions and conclusions applied in the impairment assessment.
The value in use calculation requires the Group to estimate the future cash flows with key assumption including budgeted sales of the "cash generating units ("CGU") expected to arise from the CGU and a suitable discount rate in order to calculate the present value.
Key assumptions include forecast revenue growth, operating margins, terminal growth rates and discount rates. Where the actual future cash flows are less than expected, or changes in facts and circumstances result in a downward revision of future cash flows or an upward revision of discount rates, a material impairment loss or further impairment loss may arise.
The fair value less costs of disposal is determined using valuation techniques based on market participant assumptions, including reference to recent transaction prices for comparable assets where available.

4Key sources of estimation uncertainty (continued)
The determination of the recoverable amount involves significant judgement, particularly in assessing the appropriate valuation methodology and estimating key assumptions. The recoverable amount is sensitive to changes in these assumptions, and a reasonably possible change in key inputs, including discount rates and projected cash flows, could result in a material change in the impairment assessment.
At December 31, 2025 and 2024, the carrying amounts of goodwill were approximately $1,379 and $37,364, respectively. During the year ended December 31, 2025, an impairment loss of $6,815 was recognized in respect of goodwill. Details of significant judgements and assumptions applied in the impairment assessment are disclosed in note 12.
Fair value measurement of warrant liabilities
Warrant liabilities are stated at fair value based on the valuation performed by independent professional valuers. The determination of the fair value involves the use of valuation techniques and key assumptions, which are set out in note 27.
In relying on the valuation reports, the directors of the Company have exercised their judgement and are satisfied that the valuation methodologies, including binomial option pricing models and Monte Carlo simulation models, are appropriate and reflective of the contractual terms of the warrants and current market conditions.
The valuation of warrant liabilities involves significant unobservable inputs, including expected volatility, expected term and other model assumptions. These inputs are inherently uncertain and subject to management judgement. In light of the prevailing macroeconomic environment, including volatility in equity markets, interest rates and broader financial market conditions, there is a higher degree of estimation uncertainty associated with the valuation of these financial instruments.
Whilst the Group considers the fair value of warrant liabilities to be the best estimate, changes in the underlying assumptions, including fluctuations in share price, expected volatility, risk-free interest rates or changes in market conditions, could result in material changes to the fair value of the warrant liabilities and the corresponding gain or loss recognized in the consolidated statement of profit or loss.
As at December 31, 2025, the carrying amount of warrant liabilities which classified within Level 3 of the fair value hierarchy was $19,652. A reasonably possible change in key unobservable inputs, in particular expected volatility, would result in a corresponding increase or decrease in the fair value of the warrant liabilities.

5    Revenue
The Group derives its revenue from contracts with customers for the transfer of goods and services at a point in time and over time in the following major product lines. Following the classification of Diagnostics - sale of precision oncology services as a discontinued operation during the year ended December 31, 2025, the following disclosure of revenue has been retrospectively recast to represent results from continuing operations. The disclosure of revenue by product line is consistent with the revenue information that is disclosed for each reportable segment under IFRS 8 Operating Segments ("IFRS 8") (see note 6).
Disaggregation of revenue

	2025	2024	2023
		(Restated)	(Restated)
Continuing operations
External revenue by product line
Prevention - genetic testing	$12,945	$10,367	$6,155
Consumer health - health and wellness solutions	60,149	370	—
Consumer health - sports distribution	19,296	5,199	—
	$92,390	$15,936	$6,155

	2025	2024	2023
		(Restated)	(Restated)
Continuing operations
External revenue by timing of revenue
Goods transferred at a point in time	$78,737	$5,413	$—
Services transferred at a point in time	12,945	10,367	6,155
Services transferred overtime	708	156	—
	$92,390	$15,936	$6,155
Revenue expected to be recognized in the future arising from contracts with customers in existence at the report date
At December 31, 2025, 2024 and 2023, the amount of service fee income allocated to the remaining performance obligations under the Group’s existing contracts that are non-refundable is $3,086, $6,491 and $6,111, respectively. The Group will recognize the expected revenue in the future when the performance obligations are fulfilled, which may be after one year from the end of the reporting period. Such amount does not include any variable consideration.

6    Segment Information
Products and services from which reportable segments derive their revenues
The Group manages its businesses by divisions, which are organized based on the nature of the products and services offered. For management purposes, the Group's operations are reviewed by the Group’s Chief Operating Decision Maker (the "CODM") in accordance with IFRS 8, and resources are allocated based on this structure.
In the prior years, the Group operated three operating segments, namely the Prevention, Diagnostics, and Consumer Health segments.
During the year ended December 31, 2025, the Group disposed of its Diagnostics business, which is presented as discontinued operations in accordance with IFRS 5. As a result of this disposal, the CODM revised the internal reporting structure.
Accordingly, the Group currently has two reportable segments from continuing operations: (i) Prevention segment, and (ii) Consumer Health segment. The Group’s reportable segments are as follows:
1.Prevention being the design and sale of genetic testing; and
2.Consumer Health being provision of consumer health products, including health and wellness products, and fulfillment and distribution services of sports nutrition products.
The following is an analysis of the Group’s revenue and gross profit from continuing operations by reportable segments. Performance is measured based on gross profit from continuing operations, as included in the internal management reports that are reviewed by the CODM:

	Prevention	Consumer Health	Unallocated	Total from continuing operations
2025
Revenue	$12,945	$79,445	$—	$92,390
Gross profit	10,998	37,792	—	48,790
2024 (Restated)
Revenue	10,367	5,569	—	15,936
Gross profit	8,122	1,155	—	9,277
2023 (Restated)
Revenue	6,155	n/a	—	6,155
Gross profit/(loss)	3,115	n/a	(1,942)	1,173

6    Segment Information (continued)
During the years ended December 31, 2025, 2024 and 2023, the Prevention segment within continuing operations incurred processing service fees of approximately $2,312, $2,968, and $1,498, respectively, in respect of processing services provided by the Diagnostics business presented within discontinued operations (see note 10). In preparing the Group’s consolidated financial statements, the processing service revenue recognized by the Diagnostics business and the corresponding processing service expense recognized by the Prevention segment were eliminated in full on consolidation. As the Diagnostics business is presented within discontinued operations while the Prevention segment remains within continuing operations in the re-presented comparative information, this elimination reduces revenue in discontinued operations and reduces costs in continuing operations. Accordingly, the effect of such intragroup transactions is not reflected on a gross basis within continuing operations in the re-presented comparative information. Such processing service arrangement is expected to continue after the disposal of the Diagnostics business pursuant to ongoing commercial arrangements. Including the impact of such processing service fees, the adjusted gross profit of the Prevention segment from continuing operations would have been approximately $8,686, $5,154 and $1,617, respectively.
Unallocated direct costs represent the unallocated depreciation and amortization related to property, plant and equipment and intangible assets commonly used across segments, and certain staff costs commonly worked across segments.
Segment revenue from continuing operations reported above represents revenue generated from external customers. There were no inter-segment sales from continuing operations for the years ended December 31, 2025, 2024 and 2023.
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
The following is the reconciliation of the reportable segments' gross profit from continuing operation to the loss before taxation for the years ended December 31, 2025, 2024 and 2023.

6    Segment Information (continued)

	2025	2024	2023
		(Restated)	(Restated)
Gross profit	$48,790	$9,277	$1,173
Other income and other net gains	614	2,006	4,133
Selling and marketing expenses	(35,540)	(5,413)	(5,462)
Research and development expenses	(5,132)	(9,051)	(9,172)
Impairment of goodwill	(6,815)	—	—
Administrative and other operating expenses	(46,398)	(33,090)	(29,116)
Fair value gain/(loss) on financial assets at fair value through profit or loss	780	(8,869)	(7,135)
Gain on warrant exchange	36,657	—	—
Fair value (loss)/gain on warrant liabilities	(17,943)	49	3,351
Unrealized fair value loss on digital assets	(9,725)	—	—
Gain on partial disposal of an equity-accounted investee	—	1,244	—
Share of loss of equity-accounted investees, net of tax	(1,260)	(2,010)	(670)
Other finance costs	(241)	(168)	(46)
Loss before taxation	$(36,213)	$(46,025)	$(42,944)
Revenues from major products and services
The Group’s revenues from continuing operations from its major products and services are disclosed in note 5.

6    Segment Information (continued)
Geographical information
Information about the Group's revenue from continuing operations from external customers is presented based on the location of the region of domicile of entities of the Group.

	Revenue from external customers
	2025	2024	2023
		(Restated)	(Restated)
Continuing operations
Hong Kong	$23,070	$10,425	$6,155
The United States	69,320	5,511	—
	$92,390	$15,936	$6,155
Information about the Group's non-current assets is presented based on the geographical location of the assets.

	Non-current assets
	2025	2024
Hong Kong	$74,558	$120,421
The United States	45,907	1,054
United Kingdom	—	185
Taiwan	—	3,484
Rest of the world	159	1,180
	$120,624	$126,324
Non-current assets exclude those relating to financial assets at fair value through profit or loss.
Information about major customers
No single customer from continuing operations contributed 10% or more to the Group's revenue from continuing operations in 2025, 2024 and 2023.

7    Other income and other net gains

	2025	2024	2023
		(Restated)	(Restated)
Continuing operations
Government subsidies (notes)	$151	$—	$108
Bank interest income	1,042	1,846	3,570
Dividend income	153	—	—
Net foreign exchange (loss)/gain	(837)	7	376
Sundry income	105	153	79
	$614	$2,006	$4,133
Notes: The Group has recognized various subsidies granted by the governments in different jurisdictions, including:
(i)funding support of $151 under the Research Talent Hub program of Innovation and Technology Fund, administered by the Innovation and Technology Commission of The Government of Hong Kong Special Administrative Region during the year ended December 31, 2025. The Research Talent Hub aims to provide funding support for companies undertaking research and development projects funded by the Innovation and Technology Fund to engage research talent to conduct research and development work.
(ii)funding support of $72 and $36 from the Employment Support Scheme (the “ESS”) and the Job Creation Scheme from the Hong Kong Institute of Human Resource Management (the “HKIHRM”) under the Anti-epidemic Fund set up by The Government of Hong Kong Special Administrative Region during the year ended December 31, 2023, respectively. The purpose of the funding was to provide financial support to enterprises to retain their employees who would otherwise be made redundant. Under the ESS, the Group was required not to make redundancies during the subsidy period and to spend all the funding on paying wages to the employees; and Under the HKIHRM, employers who are HKIHRM members which created job positions are eligible to apply for salary government grants.

8    Loss for the year
Loss for the year has been arrived at after charging:
(a)Other finance costs

	2025	2024	2023
		(Restated)	(Restated)
Continuing operations
Interest expenses on lease liabilities	$241	$168	$46

8    Loss for the year (continued)
(b)Staff costs

	2025	2024	2023
		(Restated)	(Restated)
Continuing operations
Salaries, wages and other benefits	$21,254	$18,999	$19,167
Contributions to defined contribution retirement plan	237	135	122
Equity-settled share-based payment expenses	4,286	5,356	10,142
	$25,777	$24,490	$29,431
Represented by:
Direct costs	$2,281	$110	$928
Selling and marketing expenses	1,490	1,055	1,355
Research and development expenses	4,967	8,396	8,628
Administrative and other operating expenses	17,039	14,929	18,520
Total staff costs	$25,777	$24,490	$29,431
(c)Other items

	2025	2024	2023
		(Restated)	(Restated)
Continuing operations
Cost of inventories	$19,298	$3,559	$1,037
Depreciation of
- property, plant and equipment	351	811	1,461
- right-of-use assets	1,568	1,212	771
Amortization of intangible assets	421	456	448
Write-off on property, plant and equipment	117	558	331
Auditor’s remuneration	1,996	1,124	1,198
Freight and delivery charges	20,850	2,378	1,018
Total depreciation and amortization charges represented by:
Direct costs	$103	$269	$532
Research and development expenses	95	169	378
Administrative and other operating expenses	2,142	2,041	1,770
Total depreciation and amortization charges	$2,340	$2,479	$2,680

9    Income tax expense/(credit)

	2025	2024	2023
		(Restated)	(Restated)
Continuing operations
Current tax - Hong Kong Profits Tax
Overprovisions related to prior years	$—	$(7,422)	$(23)
Current tax - Overseas
Underprovisions related to prior years	1	—	—
Current year	53	(87)	68
Deferred tax
Origination and reversal of temporary differences	(20)	(130)	9
Tax expense/(credit)	$34	$(7,639)	$54
The provision for Hong Kong Profits Tax is calculated by applying the estimated annual effective tax rate of 16.5% for years ended December 31, 2025, 2024 and 2023, except for one subsidiary of the Group which is a qualifying corporation under the two-tiered Profits Tax rate regime.
The U.S. federal statutory corporate income tax rate is calculated at 21% for the year ended December 31, 2025.
Taxation for other overseas subsidiaries and branch is charged at the appropriate current rates of taxation ruling in the relevant countries.
The credit for the year can be reconciled to the loss before taxation as follows:

	2025	2024	2023
		(Restated)	(Restated)
Continuing operations
Loss before taxation	$(36,213)	$(46,025)	$(42,944)
Tax at average income tax rate (Note)	$(4,687)	$(1,697)	$(7,531)
Tax effect of non-deductible expenses	1,399	1,364	3,173
Tax effect of non-taxable income	(93)	(2,776)	(705)
Tax effect on utilization of previously unrecognized tax losses	—	—	(71)
Under/(over) provision in respect of prior years	1	(7,422)	—
Tax effect of tax losses not recognized	3,401	3,147	5,143
Tax effect of deductible temporary differences not recognized	3	5	—
Tax effect of previously unrecognized temporary differences recognized in current year	(20)	(260)	—
Others	30	—	45
	$34	$(7,639)	$54
Note:     The average income tax rates for the years ended December 31, 2025, 2024 and 2023 represent the weighted average tax rate of the operations in different jurisdictions on the basis of the relative amounts of loss before taxation and the relevant statutory rates.

10    Discontinued operations
In 2023, the Group discontinued its 2019 novel coronavirus (“COVID-19”) related diagnostic services globally and other DNA testing operations in the EMEA region. This strategic decision was influenced by the World Health Organization's latest pronouncements and the diminishing demand for COVID-19 diagnostic services, primarily attributable to the relaxation of testing mandates for international travelers and local citizens worldwide. Consequently, these developments led to a noticeable decline in the number of testing centers operating in Hong Kong and the United Kingdom for testing samples from the EMEA region.
On October 1, 2025, the Group completed the disposal of ACT Genomics. The disposal was part of a strategic shift to streamline operations and exit the clinical diagnostics sector, enabling the Group to focus its resources and capital on the high-growth consumer health market and its core flagship brands. Following the disposal, the Group no longer has exposure to the operations of ACT Genomics. Consequently, the results of ACT Genomics have been classified as discontinued operations in the consolidated financial statements for all periods presented. The results of discontinued operations for the years ended December 31, 2024, 2023, and related disclosures in notes 5, 6, 7, 8 and 9 have also been restated accordingly.
Together with the earlier cessation of COVID-19 related diagnostic services and other DNA testing operations in the EMEA region, these actions reflect management’s continued strategic realignment to streamline operations and reallocate resources toward its core businesses in response to evolving market conditions.
In accordance with IFRS 5, the above cessation and disposal represent the discontinuation and disposal of components of the Group that constitute separate major lines of business and/or geographical areas of operations, and therefore met the criteria to be classified as discontinued operations as of the respective dates of cessation and disposal.
Results of discontinued operations
The following is a reconciliation of the amounts of major classes of loss from operations classified as discontinued operations in the consolidated statements of comprehensive loss for the years ended December 31, 2025, 2024, and 2023:

	2025	2024	2023
Revenue	$9,605	$14,782	$29,050
Direct costs	(5,435)	(8,601)	(15,288)
Gross profit	4,170	6,181	13,762
Other income and other net gains	5,034	785	664
Selling and marketing expenses	(2,215)	(3,223)	(3,413)
Research and development expenses	(1,266)	(1,872)	(3,679)
Impairment loss of goodwill	—	—	(3,900)
Administrative and other operating expenses	(10,636)	(13,722)	(25,268)
Loss from operating activities	(4,913)	(11,851)	(21,834)
Share of (loss)/profit of equity-accounted investees, net of tax	(868)	231	(189)
Gain on disposal of a subsidiary (note 34)	2,045	—	—
Other finance costs	(17)	(35)	(196)
Loss from discontinued operations before taxation	(3,753)	(11,655)	(22,219)
Income tax credit	22	235	440
Loss from discontinued operations, net of tax	$(3,731)	$(11,420)	$(21,779)

Loss per share
Basic	(0.23)	(0.57)	(1.79)
Diluted	(0.23)	(0.57)	(1.79)

10    Discontinued operations (continued)
During the years ended December 31, 2025, 2024 and 2023, the Diagnostics business within discontinued operations recognized processing service income of approximately $2,312, $2,968, and $1,498, respectively, in respect of processing services provided to the Prevention segment presented within continuing operations (see note 6). In preparing the Group’s consolidated financial statements, the processing service revenue recognized by the Diagnostics business and the corresponding processing service expense recognized by the Prevention segment were eliminated in full on consolidation. As the Diagnostics business is presented within discontinued operations while the Prevention segment remains within continuing operations in the re-presented comparative information, this elimination reduces revenue in discontinued operations and reduces costs in continuing operations. Accordingly, the effect of such intragroup transactions is not reflected on a gross basis within discontinued operations in the re-presented comparative information. Such processing service arrangement is expected to continue after the disposal of the Diagnostics business pursuant to ongoing commercial arrangements. Including the impact of such processing service income, the adjusted loss from discontinued operations, net of tax, would have been approximately $1,419, $8,452 and $20,281, respectively.
The loss from discontinued operations attributable to the equity shareholders of the Company amounted to $3,173, $7,086, and $20,155, while loss attributable to non-controlling interests amounted to $558, $4,334, and $1,624 for the years ended December 31, 2025, 2024 and 2023, respectively.
The total comprehensive expense from continuing operations of $34,169, $39,045, and $41,493 was attributable entirely to the equity shareholders of the Company for the years ended December 31, 2025, 2024 and 2023, respectively.

(a)Revenue
Disaggregation of revenue

	2025	2024	2023
External revenue by product line
Prevention and diagnostics - COVID-19 related and EMEA operations	$—	$97	$13,462
Diagnostics - sale of precision oncology services	9,605	14,685	15,588
	$9,605	$14,782	$29,050

	2025	2024	2023
External revenue by timing of revenue
Goods transferred at a point in time	$—	$—	$1,415
Services transferred at a point in time	9,605	14,782	27,635
	$9,605	$14,782	$29,050
Geographical information
Information about the Group's revenue from discontinued operations from external customers is presented based on the location of the region of domicile of entities of the Group.

	2025	2024	2023
Hong Kong	$2,394	$3,938	$15,725
United Kingdom	1,798	2,780	2,816
Taiwan	4,835	7,092	9,325
Rest of the world	578	972	1,184
	$9,605	$14,782	$29,050

10    Discontinued operations (continued)
(b)Other income and other net gains/(losses)

	2025	2024	2023
Bank interest income	$50	$193	$373
Net foreign exchange gains/(losses)	283	314	(71)
Sundry income	4,701	278	362
	$5,034	$785	$664
(c)Other finance costs

	2025	2024	2023
Interest expenses on lease liabilities	$17	$35	$196
(d)Staff costs

	2025	2024	2023
Salaries, wages and other benefits	$5,647	$7,997	$17,700
Contributions to defined contribution retirement plan	441	565	597
Equity-settled share-based payment expenses	1,254	2,004	354
	$7,342	$10,566	$18,651
Represented by:
Direct costs	$365	$492	$3,128
Selling and marketing expenses	2,003	2,726	2,536
Research and development expenses	731	1,142	1,598
Administrative and other operating expenses	4,243	6,206	11,389
Total staff costs	$7,342	$10,566	$18,651
(e)Other items

	2025	2024	2023
Cost of inventories	$4,449	$6,903	$8,045
Depreciation of
- property, plant and equipment	407	1,152	1,632
- right-of-use assets	368	840	2,015
Amortization of intangible assets	666	1,457	1,467
Write-off on property, plant and equipment	—	—	—
Auditor’s remuneration	1,162	120	123
Freight and delivery charges	22	59	427
Total depreciation and amortization charges represented by:
Direct costs	$226	$675	$904
Research and development expenses	98	207	611
Administrative and other operating expenses	1,117	2,567	3,599
Total depreciation and amortization charges	$1,441	$3,449	$5,114

10    Discontinued operations (continued)
Cash flows from/(used in) discontinued operations

	2025	2024	2023
Net cash from/(used in) operating activities	$49	$5,563	$(11,420)
Net cash used in investing activities	(3,539)	(318)	(404)
Net cash used in financing activities	(961)	(1,413)	(2,653)
Net cash (outflows)/inflows for the year	$(4,451)	$3,832	$(14,477)

A.COVID-19 diagnostic services and other DNA testing operations in the EMEA region

	2025	2024	2023
Revenue	$—	$97	$13,462
Direct costs	—	(39)	(7,357)
Gross profit	—	58	6,105
Other income and other net gains	4,590	46	290
Selling and marketing expenses	—	(2)	(632)
Research and development expenses	—	—	(1,189)
Administrative and other operating expenses	(1,449)	(82)	(12,946)
Profit/(loss) from operating activities	3,141	20	(8,372)
Other finance costs	—	—	(122)
Profit/(loss) from discontinued operations before taxation	3,141	20	(8,494)
Income tax credit	—	—	117
Profit/(loss) from discontinued operations, net of tax	$3,141	$20	$(8,377)

Earnings/(losses) per share
Basic	$0.22	$—	$(0.74)
Diluted	0.22	—	(0.74)

10    Discontinued operations (continued)
(a)Revenue
Disaggregation of revenue

	2025	2024	2023
External revenue by product line
Prevention and diagnostics - COVID-19 related and EMEA operations	$—	$97	$13,462

	2025	2024	2023
External revenue by timing of revenue
Goods transferred at a point in time	$—	$—	$1,415
Services transferred at a point in time	—	97	12,047
	$—	$97	$13,462
Geographical information
Information about the Group's revenue from discontinued operations from external customers is presented based on the location of the region of domicile of entities of the Group.

	2025	2024	2023
Hong Kong	$—	$97	$12,916
United Kingdom	—	—	546
	$—	$97	$13,462
(b)Other income and other net gains

	2025	2024	2023
Bank interest income	$—	$—	$19
Net foreign exchange (losses)/gains	(4)	1	(25)
Sundry income	4,594	45	296
	$4,590	$46	$290
(c)Other finance costs

	2025	2024	2023
Interest expenses on lease liabilities	$—	$—	$122
(d)Staff costs

	2025	2024	2023
Salaries, wages and other benefits	$—	$—	$9,122
Contributions to defined contribution retirement plan	—	—	—
Equity-settled share-based payment expenses	—	—	—
	$—	$—	$9,122
Represented by:
Direct costs	$—	$—	$2,058
Selling and marketing expenses	—	—	—
Research and development expenses	—	—	—
Administrative and other operating expenses	—	—	7,064
Total staff costs	$—	$—	$9,122

10    Discontinued operations (continued)
(e)Other items

	2025	2024	2023
Cost of inventories	$—	$38	$2,761
Depreciation of
- property, plant and equipment	—	—	98
- right-of-use assets	—	—	1,025
Amortization of intangible assets	—	—	—
Write-off on property, plant and equipment	—	—	—
Auditor’s remuneration	—	—	77
Freight and delivery charges	—	—	381
Total depreciation and amortization charges represented by:
Direct costs	$—	$—	$—
Research and development expenses	—	—	405
Administrative and other operating expenses	—	—	718
Total depreciation and amortization charges	$—	$—	$1,123
Cash flows from/(used in) discontinued operations

	2025	2024	2023
Net cash from/(used in) operating activities	$3,585	$80	$(901)
Net cash (used in)/from investing activities	(3,301)	—	119
Net cash used in financing activities	—	—	(1,184)
Net cash inflows/(outflows) for the year	$284	$80	$(1,966)

10    Discontinued operations (continued)
B.    ACT Genomics

	2025	2024	2023
Revenue	$9,605	$14,685	$15,588
Direct costs	(5,435)	(8,562)	(7,931)
Gross profit	4,170	6,123	7,657
Other income and other net gains	444	739	374
Selling and marketing expenses	(2,215)	(3,223)	(2,781)
Research and development expenses	(1,266)	(1,872)	(2,490)
Impairment loss of goodwill	—	—	(3,900)
Administrative and other operating expenses	(9,187)	(13,640)	(12,322)
Loss from operating activities	(8,054)	(11,873)	(13,462)
Share of (loss)/profit of equity-accounted investees, net of tax	(868)	231	(189)
Gain on disposal of a subsidiary (note 34)	2,045	—	—
Other finance costs	(17)	(35)	(74)
Loss from discontinued operations before taxation	(6,894)	(11,677)	(13,725)
Income tax credit	22	235	323
Loss from discontinued operations, net of tax	$(6,872)	$(11,442)	$(13,402)

Loss per share
Basic	(0.45)	(0.57)	(1.05)
Diluted	(0.45)	(0.57)	(1.05)
(a)Revenue
Disaggregation of revenue

	2025	2024	2023
External revenue by product line
Diagnostics - sale of precision oncology services	$9,605	$14,685	$15,588

	2025	2024	2023
External revenue by timing of revenue
Services transferred at a point in time	$9,605	$14,685	$15,588
Geographical information
Information about the Group's revenue from discontinued operations from external customers is presented based on the location of the region of domicile of entities of the Group.

	2025	2024	2023
Hong Kong	$2,394	$3,840	$2,809
United Kingdom	1,798	2,780	2,270
Taiwan	4,835	7,092	9,325
Rest of the world	578	973	1,184
	$9,605	$14,685	$15,588

10    Discontinued operations (continued)
(b)Other income and other net gains

	2025	2024	2023
Bank interest income	$50	$193	$354
Net foreign exchange gains/(losses)	287	313	(46)
Sundry income	107	233	66
	$444	$739	$374
(c)Other finance costs

	2025	2024	2023
Interest expenses on lease liabilities	$17	$35	$74
(d)Staff costs

	2025	2024	2023
Salaries, wages and other benefits	$5,647	$7,997	$8,578
Contributions to defined contribution retirement plan	441	565	597
Equity-settled share-based payment expenses	1,254	2,004	354
	$7,342	$10,566	$9,529
Represented by:
Direct costs	$365	$492	$1,070
Selling and marketing expenses	2,003	2,726	2,536
Research and development expenses	731	1,142	1,598
Administrative and other operating expenses	4,243	6,206	4,325
Total staff costs	$7,342	$10,566	$9,529
(e)Other items

	2025	2024	2023
Cost of inventories	$4,449	$6,866	$5,284
Depreciation of
- property, plant and equipment	408	1,152	1,534
- right-of-use assets	367	840	990
Amortization of intangible assets	666	1,457	1,467
Write-off on property, plant and equipment	—	—	—
Auditor’s remuneration	1,162	120	46
Freight and delivery charges	22	59	46
Total depreciation and amortization charges represented by:
Direct costs	$226	$675	$904
Research and development expenses	98	207	206
Administrative and other operating expenses	1,117	2,567	2,881
Total depreciation and amortization charges	$1,441	$3,449	$3,991

10    Discontinued operations (continued)
Cash flows (used in)/from discontinued operations

	2025	2024	2023
Net cash (used in)/from operating activities	$(3,536)	$5,483	$(10,519)
Net cash used in investing activities	(238)	(318)	(523)
Net cash used in financing activities	(961)	(1,413)	(1,469)
Net cash (outflows)/inflows for the year	$(4,735)	$3,752	$(12,511)

11    Loss per share
From continuing and discontinued operations
The calculation of the basic and diluted loss per share is based on the following data:

	2025	2024	2023
Loss
Loss for the purpose of basic and diluted loss per share being net loss attributable to equity shareholders of the Company
- from continuing operations	$(34,536)	$(39,218)	$(42,569)
- from discontinued operations	(3,173)	(7,086)	(20,155)
	$(37,709)	$(46,304)	$(62,724)
Number of shares
Weighted-average number of ordinary shares for the purposes of basic and diluted loss per share	14,052,085	12,494,648	11,246,010
At December 31, 2025, 489,088 shares underlying restricted share units (RSUs), 1,492,307 shares underlying warrants, and 3,216,617 shares underlying private placement warrants were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive. At December 31, 2024, 1,214,951 shares underlying RSUs and 1,492,307 shares underlying warrants were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive. At December 31, 2023, 859,331 shares underlying RSUs and 1,492,307 shares underlying warrants were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.

12    Goodwill

At January 1, 2024	$29,170
Recognized on acquisition of a subsidiary	8,194
At December 31, 2024 and January 1, 2025	37,364
Eliminated on disposal of a subsidiary	(29,170)
Impairment loss recognized	(6,815)
At December 31, 2025	$1,379
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
Sales of medical diagnostics products within the diagnostics segment
The goodwill associated with sales of medical diagnostics products within the diagnostics segment arose when that business was acquired by the Group on December 30, 2022. It represents a CGU responsible for the related operations based in the United Kingdom. Following the disposal of the medical diagnostics product business in the United Kingdom during 2023, the associated goodwill has been derecognized in its entirety as of the disposal date.
The carrying amount of goodwill has been allocated to CGUs as follows:

	2025	2024
E-commerce and retail logistics for sports distribution business within the consumer health segment	$1,379	$8,194
Cancer genetic testing services within the diagnostics segment	—	28,319
Sales of medical diagnostics products within the diagnostics segment	—	851
	$1,379	$37,364
CGUs of e-commerce and retail logistics for sports distribution business
At December 31, 2024, the recoverable amount of the CGU of e-commerce and retail logistics for sports distribution business was determined based on value-in-use calculations. These calculations used cash flow projections based on financial budgets approved by management covering five years period and pre-tax discount rate of 18.1%. Cash flows beyond the forecast period were extrapolated using a steady 3.0% growth rate. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and were based on historical data from external and internal sources. The recoverable amounts of the CGUs of e-commerce and retail logistics for sports distribution based on the estimated value-in-use calculations was higher than the carrying amounts of the respective CGUs. Accordingly, the management of the Group considered no impairment for goodwill.
At December 31, 2025, the CGU of e-commerce and retail logistics for sports distribution business was determined to be impaired and goodwill of $6,815 was recognized in profit or loss. The recoverable amount of the CGU of e-commerce and retail logistics for sports distribution business based on fair value less costs of disposal, reflecting management’s strategic decision during the year to divest the business as set out in note 39.

12    Goodwill (continued)
Fair value less costs of disposal was determined using valuation techniques based on market participant assumptions. The valuation incorporated a probability-weighted assessment of expected future consideration, including both fixed and contingent share consideration linked to the achievement of specified performance milestones. The contingent share consideration is subject to multiple operational and commercial performance targets, including shipment volume–based targets and referral revenue generated under post-closing arrangements. The valuation therefore required management to estimate the likelihood of achieving the relevant milestones and the associated expected value of consideration.
Management also considered value in use based on cash flow projections derived from financial budgets approved by management covering five years period, using a pre-tax discount rate of 18.1% and a terminal growth rate of 3.0%. However, the value in use calculation resulted in a lower recoverable amount compared to fair value less costs of disposal, and accordingly fair value less costs of disposal was used as the recoverable amount.
The determination of the recoverable amount involved significant judgement, particularly in assessing the appropriate valuation methodology and estimating key assumptions, including the probability of achieving performance milestones and the expected timing and amount of consideration. Changes in these assumptions could result in a material change in the impairment assessment.
Based on the assessment, the recoverable amount of the CGU was determined to be lower than its carrying amount, and accordingly an impairment loss was recognized.
CGUs of cancer genetic testing services and sales of medical diagnostics products
At December 31, 2024, the recoverable amounts of the CGU of cancer genetic testing services and the CGU of sales of medical diagnostics products were determined based on value-in-use calculations. These calculations used cash flow projections based on financial budgets approved by management covering a five years period and pre-tax discount rate of 20.0% and 17.0%. The projections for periods greater than five years have been used on the basis that a longer projection period facilitates a comprehensive evaluation of the future prospects and stability of both CGUs, allowing for a thorough consideration of potential technological advancements that could impact the long-term performance. Cash flows beyond the period of five years are extrapolated using a steady growth rate. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and are based on historical data from external and internal sources.
The recoverable amounts of the CGUs of cancer genetic testing services and sales of medical diagnostics products based on the estimated value-in-use calculations were higher than the carrying amounts of the respective CGUs. Accordingly, the management of the Group considered no impairment for goodwill as of December 31, 2024. The management of the Group determines that there is no reasonable possible change in the key parameters that could cause the carrying amount of the groups of CGUs to exceed the recoverable amount.
On October 1, 2025, the Group disposed of the CGUs of cancer genetic testing services and and sales of medical diagnostics products (the “Disposed CGUs”). As a result of the disposal, the Disposed CGUs ceased to be included in the Group’s cash-generating units for impairment assessment purposes subsequent to that date. Up to the disposal date, no impairment loss was recognized prior to disposal as the recoverable amount exceeded the carrying amount of the Disposed CGUs.

13    Property, plant and equipment

	Right-of-use assets (note (a))	Leasehold improvements	Fixtures and furniture	Office and lab equipment	Computer equipment	Motor vehicles	Manufacturing equipment	Total
Cost:
At January 1, 2024	$11,115	$5,877	$45	$8,869	$219	$8	$—	$26,133
Additions	3,094	375	91	484	5	—	51	4,100
Additions from acquisition (note 33(III))	2,511	25	2	556	43	—	—	3,137
Disposals	(162)	(2)	—	(1,921)	—	(8)	—	(2,093)
Written off	(1,681)	(210)	(53)	(950)	(45)	—	—	(2,939)
Exchange differences	(722)	(420)	(19)	(262)	(2)	—	—	(1,425)
At December 31, 2024 and January 1, 2025	14,155	5,645	66	6,776	220	—	51	26,913
Additions	37	—	—	208	—	—	—	245
Disposal of a subsidiary (note 34)	(4,583)	(796)	(14)	(4,347)	—	—	—	(9,740)
Disposals	—	(1,153)	—	(160)	—	—	—	(1,313)
Written off	(28)	—	—	(1,852)	—	—	—	(1,880)
Exchange differences	134	18	1	246	—	—	—	399
At December 31, 2025	$9,715	$3,714	$53	$871	$220	$—	$51	$14,624
Accumulated depreciation:
At January 1, 2024	$9,059	$4,824	$15	$6,312	$140	$5	$—	$20,355
Charge for the year	2,052	795	1	1,119	39	—	10	4,016
Eliminated on disposal	(128)	(1)	—	(1,878)	—	(6)	—	(2,013)
Written off	(1,681)	(149)	(20)	(531)	—	—	—	(2,381)
Exchange differences	(266)	(366)	62	(304)	(2)	1	—	(875)
At December 31, 2024 and January 1, 2025	9,036	5,103	58	4,718	177	—	10	19,102
Charge for the year	1,936	267	1	433	33	—	24	2,694
Eliminated on disposal of a subsidiary (note 34)	(2,761)	(740)	(10)	(2,547)	—	—	—	(6,058)
Eliminated on disposal	—	(1,153)	—	(160)	—	—	—	(1,313)
Written off	(28)	—	—	(1,735)	—	—	—	(1,763)
Exchange differences	37	31	2	129	—	—	—	199
At December 31, 2025	$8,220	$3,508	$51	$838	$210	$—	$34	$12,861
Carrying amounts:
At January 1, 2024	$2,056	$1,053	$30	$2,557	$79	$3	$—	$5,778
At December 31, 2024	$5,119	$542	$8	$2,058	$43	$—	$41	$7,811
At December 31, 2025	$1,495	$206	$2	$33	$10	$—	$17	$1,763

13    Property, plant and equipment (continued)
(a)Right-of-use assets
The analysis of the carrying amount of right-of-use assets by class of underlying asset is as follows:

	Note	2025	2024
Properties leased for own use, carried at depreciated cost	(i)	$1,491	$5,101
Office equipment, carried at depreciated cost	(ii)	4	18
		$1,495	$5,119
The analysis of expense items in relation to leases recognized in profit or loss is as follows:

	2025	2024	2023
Depreciation charge of right-of-use assets by class of underlying asset:
- Properties leased for own use	$1,922	$2,038	$2,772
- Office equipment	14	14	14
	$1,936	$2,052	$2,786
Interest on lease liabilities (notes 8(a) and 10(c))	$258	$203	$242
Expense relating to short-term leases or leases of low-value assets	284	366	137
During the years ended December 31, 2025, 2024 and 2023, additions to right-of-use assets of $37, $3,094 and $197, respectively, mainly resulted from the capitalization of lease payments payable under new tenancy agreements.
Details of the maturity analysis of lease liabilities are set out in note 25.
(i)Properties leased for own use
The Group has obtained the right to use some properties as its warehouses and offices through tenancy agreements. The leases typically run for an initial period of 2 to 5 years (2024: 2 to 5 years) with only fixed lease payments. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.
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

	2025	2024	2023
Within operating cash flows	$(284)	$(366)	$(137)
Within financing cash flows	(2,689)	(2,766)	(3,476)
	$(2,973)	$(3,132)	$(3,613)

14    Intangible assets

	Website and mobile apps	Trademark and technology	Computer software	Customer relationship	Total
Cost:
At January 1, 2024	$1,073	$34,087	$1,582	$800	$37,542
Additions	—	—	59	—	59
Additions from acquisition (note 33(III))	—	—	3	—	3
Disposals	—	—	(2)	—	(2)
Written off	—	—	(162)	—	(162)
Exchange differences	6	1	(7)	—	—
At December 31, 2024 and January 1, 2025	1,079	34,088	1,473	800	37,440
Disposal of a subsidiary (note 34)	—	(33,935)	(214)	(800)	(34,949)
Exchange differences	(2)	—	13	—	11
At December 31, 2025	$1,077	$153	$1,272	$—	$2,502
Accumulated amortization:
At January 1, 2024	$1,036	$22,475	$526	$80	$24,117
Charge for the year	34	1,292	507	80	1,913
Eliminated on disposal	—	—	(2)	—	(2)
Written off	—	—	(162)	—	(162)
Exchange differences	6	1	(7)	—	—
At December 31, 2024 and January 1, 2025	1,076	23,768	862	160	25,866
Charge for the year	3	595	452	37	1,087
Eliminated on disposal of a subsidiary (note 34)	—	(24,210)	(110)	(197)	(24,517)
Exchange differences	(2)	—	2	—	—
At December 31, 2025	$1,077	$153	$1,206	$—	$2,436
Carrying amounts:
At January 1, 2024	$37	$11,612	$1,056	$720	$13,425
At December 31, 2024	$3	$10,320	$611	$640	$11,574
At December 31, 2025	$—	$—	$66	$—	$66

15    Digital assets
The Group's holdings of digital assets consist of the following:

	2025	2024
Digital assets - Bitcoin	$44,629	$—
The movement in the Group's digital assets holdings during the year ended December 31, 2025 was as follows:

	2025
	Number of Bitcoin	Amount
Balance at January 1	—	$—
Acquisition of digital assets	510.03	54,354
Revaluation adjustments	—	(9,725)
Balance at December 31	510.03	$44,629
Digital assets held are revalued each reporting period based on the fair market value being the trading price of Bitcoin on the reporting date. At December 31, 2025, the market price used for Bitcoin was $88, resulting in total revaluation loss of $9,725.
Digital assets were revalued at fair value using the quoted prices on Coinbase, which the Group used as its principal market for determining fair value during the year ended December 31, 2025. The Group believes the price difference between the principal market and other comparative active exchanges to be immaterial.

16    Interests in equity-accounted investees

	2025	2024
Interests in associates	$66,109	$68,223
Particulars of equity-accounted investees of the Group are as follows:

Name of an equity-accounted investee	Place of incorporation/ operation	Particular of issued and paid-up capital	Proportion of nominal value of issue capital held by the Company				Principal activity
			2025		2024
			Directly	Indirectly	Directly	Indirectly
			%	%	%	%
Insighta	Cayman Islands	2,000,000 ordinary shares	35	—	35	—	Multi-cancer genetic testing services
CERBACT Asia Holdings Pte. Ltd. (“CERBACT”)	Singapore	100 ordinary shares	—	—	—	26.04	Investment holdings
Insighta
Insighta represents an associate in which the Group has a 35 percent ownership interest and joint control under a transactional agreement. Insighta is not publicly listed.

16    Interests in equity-accounted investees (continued)
On July 20, 2023, the Group acquired 50% shareholdings of an equity-accounted investee, Insighta. This involved a total consideration of $80,000 contribution in cash to the joint venture and an issuance of 1,481,481 Class A ordinary shares. The fair value of the ordinary shares issued was based on the listed share price of the Company at July 20, 2023 of $0.83 per share (equivalent to $12.51 per share after reverse stock split). The joint venture partner entered into a license agreement with the joint venture that will be automatically terminated upon the occurrence of certain events, including the cessation of business and liquidation of the joint venture.
On October 14, 2024, the Group’s shareholding in Insighta was reduced to 35% following the disposal of 15% equity interest in Insighta to a third party with a cash consideration of $30,000. As such, investment in Insighta was reclassified as interests in associate in 2024. Subsequent to the reporting period, the Group further disposed of its interest in Insighta. Details are set out in note 39.
The following table summarizes the financial information of Insighta, for the years ended December 31, 2025 and 2024, as included in its own financial statements, adjusted for fair value adjustments at acquisition and differences in accounting policies. The table also reconciles the summarized financial information to the carrying amount of the Group's interest in Insighta recognized in the consolidated financial statements.

	2025	2024
Non-current assets	$122,253	$127,005
Current assets (including cash and cash equivalents $80,153 (2024: $81,005))	80,568	81,388
Non-current liabilities	(13,513)	(14,417)
Other payables, accruals and contract liabilities	(316)	(238)
Amount due to a related company	(110)	(1,179)
Equity	$188,882	$192,559
Proportion of the Group’s interest in the associate	35%	35%
Carrying amount of the Group’s interest in the associate	$66,109	$67,396

	2025	2024
Other income	$86	$31
Other gains or losses	266	—
Interest income	3,467	4,775
Depreciation and amortization	(5,082)	(5,677)
Other expenses	(3,174)	(4,459)
Income tax expense	836	841
Loss for the year	$(3,601)	$(4,489)
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(75)	597
Total comprehensive expense for the year	$(3,676)	$(3,892)
Group's share of loss and total comprehensive expense	$(1,286)	$(1,707)
Dividends received by the Group	$—	$—

16    Interests in equity-accounted investees (continued)
Change in the group’s ownership interest in Insighta
In 2024, the Group disposed of 15% in Insighta to a third party for proceeds of $30,000. The Group has accounted for the remaining 35% as interests in associates. This transaction has resulted in the recognition of a gain in profit or loss, calculated as follows:

2024
Proceeds of disposal	$30,000
Fair value of interest retained - 35%	67,954
Carrying amount of interest on the date of disposal	(96,710)
Gain recognized	$1,244
CERBACT
CERBACT represents an associate and was incorporated on July 12, 2021 as a limited liability company in Singapore. CERBACT is not individually material to the Group and is not publicly listed. The Group’s interest in CERBACT was held indirectly through a subsidiary. Following the disposal of that subsidiary on October 1, 2025, the Group ceased to have an indirect interest in CERBACT, and therefore, the Group’s share of (loss)/profit and comprehensive (expense)/income are disclosed in note 10.
Aggregate information of associates that are not individually material:

	2025	2024
Carrying amount of interest in CERBACT	$—	$827
Group's share of (loss)/profit and total comprehensive (expense)/income	(868)	231

17    Other non-current assets

	2025	2024
Deposits and other receivables - non-current	$6,678	$1,352
The balances are classified as non-current assets as they are either expected to be (i) recovered or recognized as expense after one year, or (ii) capitalized as property, plant and equipment after the end of the reporting period.

18    Inventories

	2025	2024
Consumables and reagent	$785	$2,470
Work in progress	1	45
Finished goods	6,246	4,051
	$7,032	$6,566
In 2025, 2024 and 2023, inventories of $23,747, $10,462 and $9,082, respectively, were recognized as an expense during the year and included in ‘direct costs’.
In addition, inventories have been reduced by $721 and $736 as a result of the write-down to net realizable value for years ended December 31, 2025 and 2024, respectively. Of these amounts, $44 and $75, respectively, related to discontinued operations. This write-down was recognized as an expense during 2025 and 2024 included in ‘direct costs’.
All inventories are expected to be recovered within one year.

19    Trade and other receivables and deferred expenses

	2025	2024
Current
Trade receivables, net of loss allowance	$2,978	$5,242
Deposits, prepayments and other receivables
- deposits	449	568
- prepayments	10,099	7,047
- other receivables - current	1,312	360
	11,860	7,975
Deferred expenses (note)	—	3,549
	$14,838	$16,766
Note:    Deferred expenses represent the advanced bonus payment to a director and certain employees for retention purpose under various arrangements. These balances are amortized over the period as stated in the employment agreements and recognized as an expense when the Group consumes the benefit arising from the services provided by the director and those employees in exchange for employee benefits. The amounts expected to be amortized within one year were recognized under current assets.
All trade receivables, deposits, prepayments and other receivables are expected to be recovered or recognized as expense within one year. Trade receivables are due within 30 to 90 days from the date of billing.
Information about the Group’s exposure to credit and market risks, and expected credit loss for trade receivables is included in note 31(C).

20    Financial assets at fair value through profit or loss

	2025	2024
Financial assets at FVTPL
- Investment funds	$19,862	$—
- Unlisted securities	11,582	11,665
	$31,444	$11,665
Movement of the balance during the years ended December 31, 2025 and 2024 is as follow:

	2025	2024
Balance at January 1	$11,665	$20,405
Additions	19,999	129
Redemptions	(1,000)	—
Changes in fair value recognized in profit or loss	780	(8,869)
Balance at December 31	$31,444	$11,665

	2025	2024
Represented by:
Non-current	$252	$1,103
Current	31,192	10,562
	$31,444	$11,665

21    Short-term deposits and cash and cash equivalents
(a)Short-term deposits
In 2024, the short-term deposits of the Group carried weighted average interest rates of 5.15% per annum. No short-term deposits held by the Group at December 31, 2025 and 2024.
(b)Cash and cash equivalents

	2025	2024
Bank balances	$32,123	$52,242
Cash on hand	8	9
Cash and cash equivalents	$32,131	$52,251

22    Accrued expenses and other liabilities

	2025	2024
Current
Accrued staff costs	$576	$495
Accrued expenses	13,575	6,946
Accrued professional fee	46	43
Value added tax payable	1,662	65
Deposit liabilities	523	757
Other payables and accruals	4,742	1,006
	21,124	9,312
Non-current
Other non-current liabilities	230	324
	$21,354	$9,636
All of the accrued expenses and other current liabilities are expected to be settled within one year or repayable on demand.

23    Contract liabilities
Contract liabilities represent non-refundable consideration received from customers before the Group recognizes the related revenue. Such consideration is recognized as contract liabilities until the performance obligation is fulfilled or the likelihood of having to fulfil the performance obligation is remote and it is highly probable that a significant reversal of revenue will not occur.

	2025	2024
Contract liabilities	$3,086	$6,491
Movement in contract liabilities is as follows:

	2025	2024
Balance at January 1	$6,491	$6,111
Revenue recognized (Note)	(71,733)	(9,089)
Receipt from customers upon entering sales contracts	68,391	9,469
Eliminated on disposal of a subsidiary	(63)	—
Balance at December 31	$3,086	$6,491
Note:    At December 31, 2025 and 2024, the amount of $4,832 and $1,126, respectively, recognized as revenue from the expiration of unused test kits, which had previously been recorded as contract liabilities.
At December 31, 2025 and 2024, the amount of $2,220 and $2,757, respectively, are expected to be recognized as revenue within one year.

24    Deferred tax
(a)Movement in deferred tax balances:
The following are the major deferred tax liabilities and assets recognized by the Group and the movements thereon during the years ended December 31, 2023, 2024 and 2025.

	Depreciation allowances in excess of the related depreciation	Tax losses recognized	Intangible assets arising from business combination	Total
At January 1, 2024	$304	$(293)	$2,576	$2,587
(Credited)/charged to profit or loss	(308)	127	(285)	(466)
Exchange differences	2	42	—	44
At December 31, 2024 and January 1, 2025	(2)	(124)	2,291	2,165
Credited to profit or loss	(57)	—	(131)	(188)
Eliminated on disposal of a subsidiary (note 34)	54	132	$(2,160)	(1,974)
Exchange differences	13	(8)	—	5
At December 31, 2025	$8	$—	$—	$8
(b)Unrecognized deferred tax assets
The Group has not recognized deferred tax assets in respect of cumulative estimated tax losses of $83,265 (2024: $118,477) as it is not probable that future taxable profits against which the losses can be utilized will be available in the relevant tax jurisdictions and entities.
The expiry dates of the cumulative tax losses are as follows:

	2025	2024
Within 1 year	$—	$2,334
Over 1 year but within 5 years	—	16,897
Over 5 years but within 10 years	—	19,802
Do not expire under the relevant tax legislation	83,265	79,444
	$83,265	$118,477

25    Lease liabilities
The following table shows the remaining contractual maturities of the Group’s lease liabilities at the end of the reporting periods:

	2025	2024
Within 1 year	$1,330	$2,758
After 1 year but within 2 years	437	1,683
After 2 years but within 5 years	—	1,331
	437	3,014
Total	$1,767	$5,772

26    Reconciliation of movements of liabilities to cash flows arising from financing activities
The table below details changes in the Group’s liabilities from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statement of cash flows as cash flows from financing activities.

	Lease liabilities	Warrant liabilities	Total
	(note 25)	(note 27)
Balance at January 1, 2024	$2,369	$224	$2,593
Changes from financing cash flows:
Capital element of lease rentals paid	(2,563)	—	(2,563)
Interest element of lease rentals paid	(203)	—	(203)
Total changes from financing cash flows	(2,766)	—	(2,766)
Other changes:
Increase in lease liabilities from entering into new leases	3,094	—	3,094
Additions from acquisition (note 33(III))	2,906	—	2,906
Lease modification	(34)	—	(34)
Interest expenses (notes 8(a) and 10(c))	203	—	203
Fair value gain on warrant liabilities	—	(49)	(49)
Total other changes	6,169	(49)	6,120
Balance at December 31, 2024 and January 1, 2025	5,772	175	5,947
Changes from financing cash flows:
Capital element of lease rentals paid	(2,431)	—	(2,431)
Interest element of lease rentals paid	(258)	—	(258)
Total changes from financing cash flows	(2,689)	—	(2,689)
Other changes:
Increase in lease liabilities from entering into new leases	37	—	37
Eliminated on disposal of a subsidiary (note 34)	(1,611)	—	(1,611)
Interest expenses (notes 8(a) and 10(c))	258	—	258
Issuance of warrants	—	38,858	38,858
Gain on warrant exchange	—	(36,657)	(36,657)
Fair value loss on warrant liabilities	—	17,943	17,943
Total other changes	(1,316)	20,144	18,828
Balance at December 31, 2025	$1,767	$20,319	$22,086

27    Warrant liabilities
The reverse recapitalization included the issuance of 1,492,307 public warrants, each entitling the holder to purchase one Class A ordinary share of the Company at an exercise price of $8.91 per whole share (equivalent to $133.65 per whole share after reverse stock split). The warrants became exercisable on May 18, 2022 and will expire on May 18, 2027. The warrants are listed on Nasdaq under the trading symbol “PRENW” and are measured at fair value based on quoted market price, using Level 1 inputs.
On October 28, 2025, the Group issued private placement warrants, including 2,722,642 Class A warrants, 2,722,642 Class B warrants, and 131,829 placement agent warrants, in connection with financing arrangements. These warrants are not publicly traded and are subject to certain transfer restrictions. The private placement warrants have similar economic characteristics to the public warrants, but differ in exercise price, transferability and certain contractual terms.
On December 23, 2025, the Group entered into warrant exchange agreements with certain warrant holders, pursuant to which each pair of one Class A warrant and one Class B warrant were exchanged for one Class C warrant for Class A ordinary shares of the Company. The exchange resulted in a reduction in the number of outstanding Class A and Class B warrants and the issuance of new Class C warrants with modified terms.
Upon completion of the exchange, the Group derecognized the carrying amount of the warrant liabilities associated with the exchanged warrants and recognized new warrant liabilities at fair value at the exchange date. The exchange was accounted for as an extinguishment of the original warrant liabilities and the recognition of new financial liabilities with modified terms. The difference between the fair value of the new warrant liabilities and the carrying amount of the warrant liabilities derecognized was recognized in profit or loss. The financial impact of the warrant exchange is reflected as a gain on warrant exchange in the consolidated statement of profit or loss for the year ended December 31, 2025.
Private placement warrants, including placement agent warrants, are not traded in an active market and are therefore measured using valuation techniques. The Group applies a binomial option pricing model to estimate their fair value, incorporating key assumptions such as share price, expected volatility, risk-free rate, expected term and exercise price. Class C warrants issued as part of the warrant exchange are measured using a Monte Carlo simulation model due to their more complex contractual features. These private placement and placement agent warrants are classified within Level 3 of the fair value hierarchy.
The following table summarizes the key assumptions used in the valuation of warrant liabilities classified within Level 3 of the fair value hierarchy:

2025
Fair value of private placement warrants and key assumptions
Valuation technique	Binomial / Monte Carlo
Exercise price	$16.08 - $32.16
Expected volatility	87% - 89%
Risk-free interest rate	3.6% - 3.7%
Expected term (years)	2.25 - 4.83
Dividend yield	—%
All warrants are classified as financial liabilities through profit or loss and changes in the fair value of warrant liabilities are recognized in profit or loss in the period in which they arise.
Movement of the carrying amount of warrant liabilities measured using Level 1 inputs during the years ended December 31, 2025 and 2024 are as follow:

	2025	2024
Balance at January 1	$175	$224
Change in fair value recognized in profit or loss	492	(49)
Balance at December 31	$667	$175

27    Warrant liabilities (continued)
Movement of the carrying amount of warrant liabilities measured using Level 3 inputs during the years ended December 31, 2025 is as follow:

	Class A warrants	Class B warrants	Class C warrants	Placement agent warrants	Total
Balance at January 1	$—	$—	$—	$—	$—
Issuance of warrants	19,766	18,024	—	1,068	38,858
Warrants exchange	(26,012)	(23,982)	13,337	—	(36,657)
Change in fair value recognized in profit or loss	9,821	9,240	(1,983)	373	17,451
Balance at December 31	$3,575	$3,282	$11,354	$1,441	$19,652

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
The puttable financial instrument was presented as a current financial liability in the consolidated financial statements due to a potential event could trigger within twelve months from the end of the reporting period as of December 31, 2024. Following the disposal of a subsidiary on October 1, 2025, the shareholders’ agreements were amended and the relevant provisions governing the put option were terminated. Accordingly, upon completion of the disposal, the Group no longer has any contractual obligation to purchase the remaining shares from the NCI of ACT, and the puttable financial instrument ceased to exist.
The movement of the liabilities for puttable financial instrument during years ended December 31, 2025 and 2024 are analyzed as follows:

	2025	2024
Balance at January 1	$14,309	$14,623
Change in fair value recognized in equity	211	(314)
Eliminated on disposal of a subsidiary	(14,520)	—
Balance at December 31	$—	$14,309

29    Capital and reserves
(a)Movement in ordinary shares of the Company
Authorized and issued share capital

		2025		2024
	Note	No. of shares		No. of shares
Authorized Class A ordinary shares of $0.0015 each	(i)	198,000,001	$297	30,000,001	$45
Authorized Class B ordinary shares of $0.0015 each	(i)	15,333,333	23	3,333,333	5
		213,333,334	$320	33,333,334	$50
Class A ordinary shares, issued and fully paid:
Balance at January 1		11,403,872	$17	10,624,208	$16
Shares issued for advisors	(iv)	6,148	—	721,106	1
Shares issued for vesting of RSUs		1,160,455	2	58,558	—
Shares issued for public placement	(v)	2,722,642	4	—	—
Balance at December 31	(ii)	15,293,117	$23	11,403,872	$17
Class B ordinary shares, issued and fully paid:
Balance at January 1 and December 31	(iii)	1,580,972	$2	1,580,972	$2
Total share capital			$25		$19
Notes:
(i)The authorized share capital of the Company is $320 and $50 as at December 31, 2025 and 2024, respectively divided into 213,333,334 and 33,333,334 shares, respectively, with a par value of $0.0015 per share. Of these (i) 198,000,001 shares (2024: 30,000,001 shares) are designated as Class A Ordinary Shares, and (ii) 15,333,333 shares (2024: 3,333,333 shares) are designated as convertible Class B Ordinary Shares. The share capital would reflect the par value with the excess recorded as share premium.
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
(iv)The Company has issued shares to advisors during December 31, 2025 and 2024 (see note 30(d)).
(v)On October 28, 2025, the Company issued ordinary shares pursuant to a public placement.

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
(v)Treasury stock
At December 31, 2025 and 2024, the Company holds 143,072 shares in treasury and the aggregate price of the purchased shares is deducted from equity as “Treasury stock” for an amount of $639.
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
The Group's overall capital management objectives remained unchanged during the years ended December 31, 2023, 2024 and 2025. During the year ended December 31, 2025, the Group expanded its treasury management approach to include digital assets (primarily Bitcoin) as part of its capital resources. This resulted in enhanced monitoring procedures over market risk, liquidity and capital preservation in respect of such holdings. Digital assets are considered alongside cash and other financial resources in assessing the Group’s capital position and financial flexibility.
Neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

30    Equity-settled share-based transactions
The Group’s equity incentive arrangements comprise the PHCL 2021 Share Incentive Plan (the “PHCL 2021 Plan”) and the Prenetics 2022 Share Incentive Plan (the “Prenetics 2022 Plan”).

30    Equity-settled share-based transactions (continued)
No further awards are granted under the PHCL 2021 Plan. All RSUs with respect to PHCL ordinary shares that were outstanding under the PHCL 2021 Plan have been replaced by awards under the Prenetics 2022 Plan. The replacement of awards did not result in any incremental fair value over and above the original grant-date fair value of the awards cancelled under the PHCL 2021 Plan.
(a)Prenetics 2022 Plan
The number of RSUs and aggregate fair value of RSUs granted to certain employees, directors and third parties under Prenetics 2022 Plan were as follows,

Grant date	Number of RSUs	Closing price per ordinary share less subscription price per ordinary share	Aggregate fair value of the RSUs
On May 18, 2022	144,522	$7.64	$1,104
On June 30, 2022	2,446,557	4.04	9,884
On December 31, 2022	946,330	2.00	1,893
On February 1, 2023	66,666	1.49	99
On June 23, 2023	16,486,108	0.90	14,875
On June 30, 2023	2,403,529	0.79	1,903
On December 31, 2023	7,928	3.39	27
On June 3, 2024	176,902	5.43	960
On June 28, 2024	24,590	5.92	146
On June 30, 2024	75,665	4.69	355
On July 2, 2024	38,800	4.26	165
On July 15, 2024	20,833	3.17	66
On August 1, 2024	13,971	5.60	78
On August 22, 2024	26,786	2.50	67
On September 9, 2024	20,576	4.59	94
On October 7, 2024	30,364	2.13	65
On December 1, 2024	6,696	4.47	30
On December 31, 2024	15,805	5.80	92
On January 30, 2025	18,484	5.41	100
On March 1, 2025	40,650	4.92	20
On April 8, 2025	2,500	3.65	9
On May 23, 2025	57,060	10.31	588
On June 1, 2025	538	9.30	5
On June 16, 2025	9,352	7.01	66
On June 30, 2025	60,975	8.52	520
On July 1, 2025	604	8.27	5
On July 15, 2025	272,332	8.25	2,247
On August 1, 2025	625	7.99	5
On September 1, 2025	656	7.60	5
On September 15, 2025	9,601	9.78	94
On October 1, 2025	342	14.59	5
On October 15, 2025	2,237	14.84	33
On October 17, 2025	22,980	15.00	345
On November 1, 2025	13,935	14.82	207
On November 15, 2025	43,697	12.20	533
On December 1, 2025	339	14.75	5
On December 31, 2025	5,643	15.75	89
The RSUs granted were measured at the closing price per ordinary share less subscription price per ordinary share on grant date. The Company recognized employee share-based compensation benefits over the vesting period.
The RSUs outstanding at December 31, 2025 had an exercise price ranged from $0.001 to $2.96 per ordinary share (2024: from $0.001 to $3.00 per ordinary share), and a range of vesting period up to 3 years (2024: up to 3 years).

30    Equity-settled share-based transactions (continued)
The number and weighted average exercise prices of the RSUs are as follows:

	2025		2024
	Weighted average exercise price	Number of RSUs	Weighted average exercise price	Number of RSUs
Balance at January 1	$0.06	9,906,708	$0.06	11,081,359
Granted	—	569,246	0.91	444,292
Cancelled	0.45	(428,265)	0.64	(649,689)
Exercised	—	(8,096,232)	0.24	(969,254)
Outstanding balance at December 31	$—	1,951,457	$0.06	9,906,708
Exercisable balance at December 31	$0.051	298,609	$0.065	3,920,731
During the year ended December 31, 2025, equity-settled share-based payment expenses in respect of the Prenetics 2022 Plan of $6,381 (2024: $5,416) was recognized in profit or loss, respectively. The remaining balance is recognized in profit or loss over the remaining vesting period.
(b)PHCL 2021 Plan
Details of the RSUs outstanding at December 31, 2025 and 2024 are as follows:

	Number of instruments
	2025	2024
RSUs granted to directors	—	821,111
RSUs granted to employees	—	2,126
RSUs granted to third parties	11,710	11,710
	11,710	834,947
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

2021
Fair value of RSUs and key assumptions
Fair value at measurement date	$13.89 - $18.91
Share price	$13.89 - $18.91
Exercise price	$0.01
Expected volatility	41.03% - 44.26%
Expected option life	1 year
Expected dividends	nil
Risk-free interest rate	1% - 1.13%
Likelihood of achieving a redemption event	5%
Likelihood of achieving a liquidity event	5%

30    Equity-settled share-based transactions (continued)
The number and weighted average exercise prices of the RSUs are as follows:

	2025		2024
	Weighted average exercise price	Number of RSUs	Weighted average exercise price	Number of RSUs
Balance at January 1	$0.01	834,947	$0.01	834,947
Exercised	0.01	(823,237)	n/a	—
Outstanding balance at December 31	$0.01	11,710	$0.01	834,947
Exercisable balance at December 31	$0.01	834,947	$0.01	834,947
The RSUs outstanding at December 31, 2025 had a weighted average exercise price of $0.01 per ordinary share (2024: $0.01 per ordinary share). At December 31, 2025, these RSUs had zero remaining contractual life as all outstanding awards were fully vested (2024: 0.4 years).
The aggregate fair value of the RSUs granted to the selected employees on the dates of grants on June 30, 2021 and December 31, 2021 was $54,646 ($13.89 per share) and $1,209 ($18.91 per share) respectively. The Company recognized employee share-based compensation benefits according to the restriction conditions.
During the year ended December 31, 2024, equity-settled share-based payment expenses in respect of the PHCL 2021 Plan of $557 was recognized in profit or loss. At December 31, 2025, no balance of equity-settled share-based payment expenses was recognized, as all awards granted under the PHCL 2021 Plan were fully vested.
(c)Share options issued by ACT Genomics
The range of vesting period is from 2 to 3 years from the date of share options granted.
At December 31, 2025, no share options were outstanding following the disposal of ACT Genomics on October 1, 2025. At December 31, 2024, the share options outstanding had a weighted average exercise price of $0.01 per ordinary share and a weighted average remaining contractual life of 9.0 years and weighted average fair value at grant date of $0.33 dollar.
The fair value of share options granted by ACT Genomics was estimated on the date of grant using binomial lattice model. The assumptions that the Group used to determine the grant-date fair value of share options granted during the year end December 31, 2024 was as follows:

2024
Fair value at measurement date ($ cents)	32.6
Share price ($ cents)	32.6
Exercise price ($)	0.01
Expected option life	10 years
Risk-free interest rate	3.85%
Expected volatility	62.60% - 62.88%
Expected dividend yield	0%
Expected probability of a liquidation event	0%
During the year ended December 31, 2025, equity-settled share-based payment expenses in respect of the share options granted ACT Genomics of $1,226 (2024: $1,873) was recognized in profit or loss up to the date of disposal of ACT Genomics on October 1, 2025. Following the disposal, no further share-based payment expense will be recognized, and no remaining balance to be recognized in future periods.
(d)Ordinary shares of the Company issued to parties other than employees for service rendered
During the year ended December 31, 2024 and 2025, equity-settled share-based payment expenses of $4,132 and $— were recognized in profit or loss in relation to 721,106 ordinary shares and 6,148 ordinary shares of the Company issued to parties other than employees for service rendered, respectively. Such shares granted are measured at the market closing price of the shares of the Company granted at the date the counterparty renders the service.

31    Financial instruments - Fair values and risk management
A.Accounting classification and fair values
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

		Carrying amount				Fair value
	Notes	Mandatorily at FVTPL - others	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Balance at December 31, 2025
Financial asset measured at fair value
Financial assets at FVTPL	20	$31,444	$—	$—	$31,444	$—	$19,862	$11,582	$31,444
Financial assets at amortized cost
Trade receivables	19	$—	$2,978	$—	$2,978	n/a	n/a	n/a	n/a
Deposits and other receivables	17, 19	—	8,439	—	8,439	n/a	n/a	n/a	n/a
Amount due from a related company		—	4	—	4	n/a	n/a	n/a	n/a
Cash and cash equivalents	21	—	32,131	—	32,131	n/a	n/a	n/a	n/a
		$—	$43,552	$—	$43,552
Financial liabilities measured at fair value
Warrant liabilities	27	$20,319	$—	$—	$20,319	667	—	19,652	20,319
Financial liabilities at amortized cost
Trade payables		$—	$—	$3,142	$3,142	n/a	n/a	n/a	n/a
Other liabilities	22	—	—	6,927	6,927	n/a	n/a	n/a	n/a
		$—	$—	$10,069	$10,069

31    Financial instruments - Fair values and risk management (continued)

		Carrying amount				Fair value
	Notes	Mandatorily at FVTPL - others	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Balance at December 31, 2024
Financial asset measured at fair value
Financial assets at FVTPL	20	$11,665	$—	$—	$11,665	$—	$—	$11,665	$11,665
Financial assets at amortized cost
Trade receivables	19	$—	$5,242	$—	$5,242	n/a	n/a	n/a	n/a
Deposits and other receivables	17, 19	—	2,280	—	2,280	n/a	n/a	n/a	n/a
Amount due from a related company		—	3	—	3	n/a	n/a	n/a	n/a
Cash and cash equivalents	21	—	52,251	—	52,251	n/a	n/a	n/a	n/a
		$—	$59,776	$—	$59,776
Financial liabilities measured at fair value
Warrant liabilities	27	$175	$—	$—	$175	175	—	—	175
Financial liabilities at amortized cost
Trade payables		$—	$—	$3,668	$3,668	n/a	n/a	n/a	n/a
Other liabilities	22	—	—	1,828	1,828	n/a	n/a	n/a	n/a
Liabilities for puttable financial instrument	28	—	—	14,309	14,309	n/a	n/a	n/a	n/a
		$—	$—	$19,805	$19,805
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

31    Financial instruments - Fair values and risk management (continued)
B.Measurement of fair values
(i)Valuation techniques and significant unobservable inputs
The following tables show the valuation techniques used in measuring Level 1 and Level 3 fair values for financial instruments in the statement of financial position, as well as the significant unobservable inputs used.
Financial instruments measured at fair value

Type	Fair value hierarchy	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value measurement (Note)
Financial assets at FVTPL	Level 2	The fair value is based on the published net asset value per share which is determined using observable market data for the underlying assets	n/a	n/a
	Level 3	Adjusted net asset value	Underlying assets’ value	The estimated fair value would increase if the underlying assets’ value is higher.
	Level 3	Asset-based approach with equity allocation using option pricing method (2024: Discounted cash flow method)	Volatility: 70.0%, risk-free rate: 2.49%, and time to liquidity event: four years (2024: Risk-adjusted discount rate: 17.5% and discount for lack of marketability: 25.1%)
The estimated fair value would increase if:
  - the underlying assets’ value is higher;
  - the volatility is higher;
  - the time to liquidity event is longer; or
  - the risk-free rate is higher.
(2024: The estimated fair value would increase if:
  - the risk-adjusted discount rate was lower; or
  - the discount for lack of marketability was lower.)

Note:    There are often interrelationships between significant unobservable inputs. For instance, the higher underlying assets’ value tends to increase with higher volatility, a longer time to liquidity event, or a higher risk-free rate. No sensitivity analysis is performed for the Level 3 financial assets as the directors of the Company consider that the exposure is insignificant.
(ii)Transfers between Levels 1 and 2
There were no transfers from Level 2 to Level 1 for the years ended December 31, 2025 and 2024.

31    Financial instruments - Fair values and risk management (continued)
(iii)Level 3 recurring fair values
Reconciliation of Level 3 fair values
The following table shows a reconciliation of financial assets at FVTPL and warrant liabilities from the opening balances to the closing balances for Level 3 fair values.

	Financial assets at FVTPL	Warrant liabilities
Balance at January 1, 2024	$20,405	$—
Additions	129	—
Changes in fair value recognized in profit or loss	(8,869)	—
Balance at December 31, 2024 and January 1, 2025	11,665	—
Additions	—	38,858
Redemptions	(1,000)	—
Warrants exchange	—	(36,657)
Changes in fair value recognized in profit or loss	917	17,451
Balance at December 31, 2025	$11,582	$19,652
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

31    Financial instruments - Fair values and risk management (continued)
Trade receivables
The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. At December 31, 2025 and 2024, 37% and 5% of the total trade receivables were due from the Group’s largest counterparty, respectively, and 81% and 16% of the total trade receivables were due from the Group’s five largest counterparties, respectively.
Expected credit loss assessment
During the year ended December 31, 2025, the Group determines the expected credit losses on trade receivables by using a provision matrix, estimated based on historical credit loss experience based on the past due status of the debtors, adjusted as appropriate to reflect current conditions and estimates of future economic conditions at the reporting date.
Internal credit scoring is performed on all customers for the year ended December 31, 2025. These take into account the customer’s past payment history, financial position and other factors. Trade receivables are due within 30 to 90 days from the billing date. The Group does not obtain collateral in respect of trade and other receivables. The Group does not have trade receivable for which no loss allowance is recognized because of collateral.
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
Gross carrying amount

	2025
Internal credit rating	Average loss rate	Trade receivables
Performing	0%	$2,562
Doubtful	1%	414
In default	13%	18
Write-off	100%	550
		$3,544

31    Financial instruments - Fair values and risk management (continued)
Movement in the allowance for impairment in respect of trade receivables
Movement in the loss allowance account in respect of trade receivable during the years ended December 31, 2025 and 2024 is as follows:

	2025	2024
Balance at January 1	$740	$2,424
Additions from acquisition (note 33(III))	—	80
Net remeasurement of loss allowance	1,019	366
Amounts written off	(498)	(2,132)
Eliminated on disposal of a subsidiary (note 34)	(695)	—
Exchange differences	—	2
Balance at December 31	$566	$740
Cash and cash equivalents
The Group held cash and cash equivalents of $32,131 at December 31, 2025 (2024: $52,251). The cash and cash equivalents are held with bank and financial institution counterparties with high credit-ratings assigned by international credit-rating agencies.
Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties.
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

31    Financial instruments - Fair values and risk management (continued)
The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted, and include contractual interest payments.

			Contractual undiscounted cash flows
	Weighted average effective interest rate	Carrying amount	Total	Within 1 year or on demand	1 - 2 years	More than 2 years
Balance at December 31, 2025
Trade payables		$3,142	$3,142	$3,142	$—	$—
Other liabilities		6,927	6,927	6,927	—	—
Lease liabilities	9%	1,767	1,876	1,428	448	—
		$11,836	$11,945	$11,497	$448	$—
Balance at December 31, 2024
Trade payables		$3,668	$3,668	$3,668	$—	$—
Other liabilities		1,828	1,828	1,828	—	—
Lease liabilities	7%	5,772	7,204	4,034	1,805	1,365
Liabilities for puttable financial instrument	15%	14,309	16,834	16,834	—	—
		$25,577	$29,534	$26,364	$1,805	$1,365

(iv)Market risk
Market risk is the risk that changes in market prices – e.g. foreign exchange rates – will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.
Currency risk
The Group is exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which sales, purchases and receivables are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily USD and Hong Kong dollar ("HKD"). The currencies in which these transactions are primarily denominated are USD and HKD.
As the HKD is pegged to the USD, the Group considers the risk of movements in exchange rates between the HKD and the USD to be insignificant.

32    List of subsidiaries
The following list contains the material subsidiaries of the Group at December 31, 2025 and 2024 are as follows:

Name of subsidiaries	Place of incorporation/ operation	Issued and fully paid share capital	Proportion of nominal value of issue capital held by the Company				Principal activities
			2025		2024
			Directly	Indirectly	Directly	Indirectly
			%	%	%	%
Prenetics Limited	Hong Kong	HK$415,276,716	—	100	—	100	Genetic and diagnostic health testing
Europa Partners Holdings, LLC (note 33)	The United States	GBP11.00	—	100	—	100	Provision of fulfillment and distribution services of sports nutrition products
IM8 Group Holding Company	Cayman Islands	$1	100	—	100	—	Sales of consumer health products
IM8 (US) LLC	The United States	n/a	100	—	100	—	Sales of consumer health products
IM8 Limited	Hong Kong	HK$1	100	—	100	—	Sales of consumer health products
ACT Genomics Holdings Company Limited	Cayman Islands	$16,713	—	—	73.27	—	Precise cancer genetic testing services
ACT Genomics Co., Ltd.	Taiwan	TWD455,080,000	—	—	—	73.21	Precise cancer genetic testing - services
ACT Genomics (Hong Kong) Limited	Hong Kong	HK$775,000	—	—	—	73.27	Precise cancer genetic testing - services
Sanomics Limited	Hong Kong	HK$500,000	—	—	—	73.27	Precise cancer genetic testing - services
MC Diagnostics Limited	United Kingdom	GBP1,164	—	—	—	73.27	Sales of medical diagnostics products

33    Acquisition of a subsidiary
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
I.Consideration transferred
The following table summarizes the acquisition date fair value of each major class of consideration transferred.

Total cash consideration transferred	$8,509
Net cash outflow arising on acquisition:
Cash consideration	$8,509
Less: cash and cash equivalent balances acquired (note 33(III))	163
Total net cash inflow arising on acquisition	$8,346
II.Acquisition-related costs
The Group incurred acquisition-related costs of $613 on legal fees and due diligence costs. These costs have been included in ‘administrative and other operating expenses’.

33    Acquisition of a subsidiary (continued)
III.Identifiable assets acquired and liabilities assumed
The following table summarizes the recognized amounts of assets acquired and liabilities based on fair value at the date of acquisition.

Property, plant and equipment and intangible assets	$3,140
Other non-current assets	169
Inventories	5,498
Trade receivables (including loss allowance $80)	619
Deposits, prepayments and other receivables	566
Cash and cash equivalents	163
Trade payables	(6,677)
Accrued expenses	(257)
Lease liabilities	(2,906)
Total identifiable net assets acquired at fair value	$315
The receivables acquired (which principally comprised trade receivables) with a fair value of $619 at the date of acquisition had gross contractual amounts of $699. The best estimate at acquisition date of the contractual cash flows not expected to be collected amounted to $80.
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

IV.Goodwill
Goodwill arising from the acquisition has been recognized as follows.

2024
Consideration transferred (note 33(I))	$8,509
Fair value of identifiable net assets (note 33(III))	(315)
Goodwill	$8,194
The goodwill is attributable mainly to the skills and technical talent of Europa’s work force and the synergies expected to be achieved from integrating the company into the Group’s existing business. None of the goodwill recognized is expected to be deductible for tax purposes.

34    Disposal of a subsidiary
As referred to in note 10, on October 1, 2025, the Group discontinued its precision oncology services at the time of disposal of its subsidiary, ACT Genomics. The net assets of ACT Genomics at the date of disposal were as follows:
Analysis of assets and liabilities over which control was lost:

Property, plant and equipment	$3,682
Intangible assets	10,432
Goodwill	29,170
Other non-current assets	836
Inventories	1,600
Trade receivables	2,792
Deposits, prepayments and other receivables	879
Cash and cash equivalents	2,109
Deferred tax liabilities	(1,974)
Lease liabilities - non-current	(1,057)
Other non-current liabilities	(97)
Trade payables	(856)
Accrued expenses and other current liabilities	(3,880)
Contract liabilities	(63)
Lease liabilities - current	(554)
Net assets disposed of	$43,019

Consideration received:

Cash received	$39,873
Deferred cash consideration (Note)	6,285
Total consideration	$46,158
Note: The deferred consideration will be settled in cash by the purchaser on or before September 30, 2027 and classified as "other non-current asset" as of December 31, 2025 disclosed in note 17.

Gain on disposal of a subsidiary:

Consideration received and receivable	$46,158
Net assets disposed of	(43,019)
Non-controlling interests	(1,168)
Reclassification of cumulative translation reserve upon disposal of ACT Genomics to profit or loss	74
Gain on disposal (note 10)	$2,045

Net cash inflow arising on disposal:

Cash consideration	$39,873
Less: cash and cash equivalents disposed of	(2,109)
$37,764

35    Non-controlling interests
From continuing and discontinued operations
The non-controlling interests were based on the following data:

	2025	2024	2023
(Loss)/profit attributable to non-controlling interests
- from continuing operations	$(1,711)	$832	$(429)
- from discontinued operations	(558)	(4,334)	(1,624)
	$(2,269)	$(3,502)	$(2,053)
Total comprehensive (expenses)/income attributable to non-controlling interests
- from continuing operations	$(1,711)	$832	$(429)
- from discontinued operations	(492)	(4,574)	(1,441)
	$(2,203)	$(3,742)	$(1,870)
The following table summaries the information relating each of the Group's subsidiaries that has material non-controlling interests, before any intra-group eliminations.

	As at October 1, 2025	As at December 31, 2024
ACT Genomics
Non-controlling interests percentage	26.73%	26.73%

	As at October 1, 2025	As at December 31, 2024
Non-current assets	$44,120	$27,549
Current assets	7,380	13,304
Non-current liabilities	(3,128)	(4,297)
Current liabilities	(5,353)	(7,797)

Equity attributable to equity shareholder of the parent Company	44,187	21,072
Equity attributable to non-controlling interests	(1,168)	7,687

	January 1, 2025 to October 1, 2025	January 1, 2024 to December 31, 2024
Revenue	$12,471	$17,653
Expenses	(21,240)	(30,413)
Loss for the year	$(8,769)	$(12,760)
Loss attributable to equity shareholder of the parent Company	$(6,425)	$(9,397)
Loss attributable to non-controlling interests	(2,344)	(3,363)
Loss for the year	$(8,769)	$(12,760)
Other comprehensive income/(expense) attributable to equity shareholder of the parent Company	$184	$(574)
Other comprehensive income/(expense) attributable to non-controlling interests	66	(210)
Other comprehensive income/(expense) for the year	$250	$(784)
Total comprehensive expense attributable to equity shareholder of the parent Company	$(6,241)	$(9,971)
Total comprehensive expense attributable to non-controlling interests	(2,278)	(3,573)
Total comprehensive expense for the year	$(8,519)	$(13,544)
Net cash (outflow)/inflow from operating activities	$(3,536)	$5,483
Net cash outflow from investing activities	(238)	(318)
Net cash outflow from financing activities	(961)	(1,413)
Net cash (outflow)/inflow	$(4,735)	$3,752
Dividends paid to non-controlling interests	$—	$—

36    Related parties
Apart from balances and transactions disclosed elsewhere in these consolidated financial statements, the Group has also entered into the following related party transactions under the normal course of the Group’s business:
(a)Transactions with other related parties

	2025	2024	2023
Sales to an equity-accounted investee (Note(a))	$—	$120	$702
Services recharge received from an equity-accounted investee (Note(b))	52	—	—
Services recharge received from a related party (Note(c))	28	31	13
Notes:
(a)Sales to an equity-accounted investee represents cancer treatment services provided. There is no outstanding balance at December 31, 2025, while there was $127 outstanding balance at December 31, 2024 in relation to these transactions.
(b)Service recharged received from an equity-accounted investee represents the office rental services. There is $4 outstanding balance at December 31, 2025 and no outstanding balance at December 31, 2024 in relation to these transactions.
(c)Service recharged received from a related party represents the office supporting services. The related party is considered related as one of the directors of the Company is a key management personnel of that entity. There is no outstanding balance at at December 31, 2025, while there is $3 outstanding balance at December 31, 2024 in relation to these transactions.

(d)Key management personnel compensation
Key management personnel compensation comprised as following.

	2025	2024	2023
Directors’ fees	$23	$199	$420
Salaries, wages and other benefits	5,868	2,332	4,240
Contributions to defined contribution retirement plan	20	14	15
Equity-settled share-based payment expenses (note)	3,937	5,384	10,297
	$9,848	$7,929	$14,972
Note:    The balances are non-cash transactions for the reporting period. Details of the recognition and the fair value determination are included in note 30.

37    Major non-cash transaction
During the year ended December 31, 2025, the Group redeemed financial assets at fair value through profit or loss with a carrying amount of $1,000, which were reclassified to other receivables. As this transaction did not involve cash consideration, it has been excluded from the consolidated statement of cash flows.
During the year ended December 31, 2025, the Group recognized the issuance of private placement warrants with an aggregate fair value of approximately $38,858 in connection with its financing arrangements. As this transaction did not involve cash consideration, it has been excluded from the consolidated statement of cash flows.

38    Pending Litigation
The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Any situation will be reviewed in conjunction with the Group’s legal advisors. The Group does not believe that any currently pending legal proceeding to which the Group is a party will have a material effect on its business, results of operations or cash flows.

39    Subsequent Events
On January 1, 2026, the Group entered into an Asset Purchase Agreement with an independent buyer pursuant to which the Group divested substantially all of the assets of its logistics, fulfillment, warehousing and distribution business operated under Europa Sports Partners, LLC (the “3PL Business”). The aggregate consideration comprises share consideration in the buyer’s parent, consisting of (i) closing shares with an aggregate value of approximately $3,000, subject to a vesting condition linked to specified performance milestones, and (ii) contingent share consideration of up to $10,000, payable in tranches upon achievement of additional performance targets during the earn-out period. The performance milestones are primarily linked to the operational and commercial performance of the disposed business, including shipment volume–based targets and referral revenue generated under post-closing commercial arrangements. The buyer also assumed certain liabilities associated with the transferred business relating to the assigned contracts and operations subsequent to the closing date.
On February 17, 2026, the Group completed the sale of its 35% equity interest in Insighta to a third party for total cash consideration of $70,000, including $1,000 held in escrow pending customary release conditions.
The Group has evaluated events subsequent to December 31, 2025 through April 30, 2026, the date on which the financial statements are available to be issued. Other than the event disclosed above, no further subsequent events have been identified that would require adjustment to or disclosure in the consolidated financial statements.

40    Approval of Consolidated Financial Statements
The consolidated financial statements were approved and authorized for issue by the Board of Directors on April 30, 2026.