Form 20-F/A
period 2025-12-31
Prenetics Global Ltd
filed 2026-07-02
CIK 1876431

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
(Address of principal executive office)
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
Yes ☐         No ☐

EXPLANATORY NOTE
This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Prenetics Global Limited (the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, originally filed with the U.S. Securities Exchange Commission on April 30, 2026 (the “Original Filing”). This Amendment is being filed solely for the purpose of complying with Regulation S-X, Rule 3-09. Rule 3-09 requires, among other things, that separate financial statements for unconsolidated subsidiaries and investees accounted for by the equity method to be included in the Form 20-F when such entities are individually significant.
We have determined that our equity method investment in Insighta Holdings Limited (hereinafter referred to as “Insighta”), which is not consolidated in our financial statements, was significant under the investment test of Rule 1-02(w) of Regulation S-X in relation to our financial results for the year ended December 31, 2025. This Amendment is therefore filed solely to supplement the Original Filing with the inclusion of the financial statements and related notes of Insighta as of December 31, 2025 and for the year ended December 31, 2025 (the “Insighta Financial Statements”).
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

PART III.
ITEM 18. FINANCIAL STATEMENTS
The following financial statements are included in this Form 20-F/A:
Consolidated financial statements of Insighta Holdings Limited as of December 31, 2025 and for the year ended December 31, 2025.
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
Date: July 2, 2026

Insighta Holdings Limited
(Incorporated in the Cayman Islands with limited liability)
Report and Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

INDEPENDENT AUDITOR'S REPORT
To the Board of Directors of Insighta Holdings Limited:
Opinion
We have audited the consolidated financial statements of Insighta Holdings Limited and subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2025 and 2024, and the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the "financial statements").
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years ended December 31, 2025 and 2024 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
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
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern at least, but not limited to, twelve months from the end of the reporting period, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.
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

Auditors' Responsibility for the Audit of the Consolidated Financial Statements - continued
In performing an audit in accordance with GAAS, we:

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
Other Matter
The accompanying the consolidated statements of financial position of Insighta Holdings Limited as at December 31, 2025 and 2024, and the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended are presented for purposes of complying with Rule 3-09 of SEC Regulation S-X.

/s/ Deloitte Touche Tohmatsu
Hong Kong, the People's Republic of China
July 2, 2026

Consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2025 and 2024
(All amounts in Hong Kong dollars ("$"))

	Notes	2025	2024
Revenue	4	$573,247	$244,218
Cost of sales		(490,260)	(151,767)
Gross profit		82,987	92,451
Other income	5	27,896,174	32,039,344
Other gain and losses		4,703,654	(2,546,087)
Operating and administrative expenses		(26,819,214)	(24,964,324)
Finance costs		(59,409)	(148,491)
Profit before tax	6	5,804,192	4,472,893
Income tax expense	7	—	—
Profit for the year		5,804,192	4,472,893
Other comprehensive expense for the year
Item that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations		(156,333)	(198,909)
Total comprehensive income for the year		$5,647,859	$4,273,984
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of financial position at December 31, 2025 and 2024
(All amounts in Hong Kong dollars ("$"))

	Notes	2025	2024
Assets
Property, plant and equipment	8	$4,232,077	$2,059,621
Right-of-use assets	9	2,875,107	1,463,566
Intangible assets	10	780,000	825,000
Goodwill	11	738,274	701,547
Non-current Assets		8,625,458	5,049,734
Inventories		491,276	361,985
Trade and other receivables, deposits and prepayments	12	4,501,853	2,474,813
Amounts due from related companies	15	335,763	138,171
Bank deposits	13	561,152,523	247,297,181
Cash and cash equivalents	13	61,031,110	382,110,455
Current Assets		627,512,525	632,382,605
Total Assets		636,137,983	637,432,339
Liabilities
Lease liabilities	14	1,674,194	497,078
Non-current Liability		1,674,194	497,078
Trade and other payables and accruals		1,277,690	2,692,523
Amount due to a related company	15	2,274,399	9,159,071
Lease liabilities	14	1,297,001	1,116,827
Current Liabilities		4,849,090	12,968,421
Total Liabilities		6,523,284	13,465,499
Capital and Reserves
Share capital	16	$1,560	$1,560
Share premium		623,998,440	623,998,440
Reserves		5,614,699	(33,160)
Total Equity		629,614,699	623,966,840
Total Equity and Liabilities		636,137,983	637,432,339

Consolidated statements of changes in equity for the years ended December 31, 2025 and 2024
(All amounts in Hong Kong dollars (“$”))

	Share capital		Share premium	Translation reserve	(Accumulated losses) retained earnings	Total
As at January 1, 2024	$1,560		$623,998,440	$11,137	$(4,318,281)	$619,692,856
Profit and total comprehensive (expense) income
Profit for the year	—		—	—	4,472,893	4,472,893
Other comprehensive expense for the year	—		—	(198,909)	—	(198,909)
Total comprehensive (expense) income for the year	—		—	(198,909)	4,472,893	4,273,984
As at December 31, 2024	1,560		623,998,440	(187,772)	154,612	623,966,840
Profit and total comprehensive income (expense)
Profit for the year	—		—	—	5,804,192	5,804,192
Other comprehensive expense for the year	—		—	(156,333)	—	(156,333)
Total comprehensive (expense) income for the year	—	—	—	(156,333)	5,804,192	5,647,859
As at December 31, 2025	$1,560		$623,998,440	$(344,105)	$5,958,804	$629,614,699

Consolidated statements of cash flows for the years ended December 31, 2025 and 2024
(All amounts in Hong Kong dollars (“$”))

	2025	2024
Operating Activities
Profit before tax	$5,804,192	$4,472,893
Adjustments for:
Interest income	(26,835,314)	(31,280,591)
Finance costs	59,409	148,491
Depreciation of property, plant and equipment	1,198,520	1,671,269
Depreciation of right-of-use assets	1,215,689	2,416,122
Amortization of intangible assets	45,000	45,000
Gain on early termination of lease	—	(104,493)
(Gain) loss on disposal of property, plant and equipment	(31,062)	160,966
Waiver of amount due to a related company	(3,591,998)	—
Operating cash flows before movements in working capital	(22,135,564)	(22,470,343)
(Increase) decrease in inventories	(112,422)	412,810
(Increase) decrease in trade and other receivables, deposits and prepayments	(2,027,040)	3,577,216
Decrease in amounts due from related companies	—	86,269
(Decrease) increase in trade and other payables and accruals	(1,414,833)	1,055,806
Net cash used in operating activities	(25,689,859)	(17,338,242)
Investing Activities
Interest received	26,835,314	31,280,591
Purchases of property, plant and equipment	(3,237,154)	(606,296)
Placement of fixed bank deposits with more than three months to maturity when raised	(313,855,342)	(247,297,181)
Proceeds from disposal of property, plant and equipment	31,062	—
Advance to related companies	(197,592)	—
Net cash used in investing activities	(290,423,712)	(216,622,886)
Financing Activities
Interest paid	(59,409)	(148,491)
Advance from a related company	—	2,445,062
Repayment to a related company	(3,292,674)	(1,204,753)
Repayment of lease liabilities	(1,269,889)	(2,392,871)
Net cash used in financing activities	(4,621,972)	(1,301,053)
Net decrease in cash and cash equivalents	(320,735,543)	(235,262,181)
Effect of foreign exchange rate changes, net	(343,802)	324,925
Cash and cash equivalents at beginning of the year	382,110,455	617,047,711
Cash and cash equivalents at the end of the year, represented by cash and cash equivalents	$61,031,110	$382,110,455

Notes to the consolidated financial statements
For the year ended December 31, 2025
(All amounts in Hong Kong dollars (“$”), except for share, and otherwise stated)
1    General Information
Insighta Holdings Limited (the "Company") is a private limited company incorporated in the Cayman Islands on March 17, 2023.
The address of the registered office and principal place of business of the Company is P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205 Cayman Islands.
The principal activities of the Company are investment holding, and together with its subsidiaries (the "Group") are engaged in biotechnology research, sale of related test kits and provision of diagnostics services as disclosed in note 21.
The consolidated financial statements are presented in Hong Kong dollars ("HK$"), which is also the functional currency of the Company.
2    Application of new and amendments to IFRS Accounting Standards
Amendments to IFRS Accounting Standards that are mandatorily effective for the current year
In the current year, the Group has applied the following amendments to IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") that are mandatorily effective for the annual periods beginning on or after January 1, 2025. Their adoption has not had any material impact on the disclosures or on the amounts reported in these consolidated financial statements.

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

Amendments to IAS 21	Translation to a Hyperinflationary Presentation Currency[3]
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments[2]
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity[2]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[1]
Amendments to IFRS Accounting Standards	Annual Improvements to IFRS Accounting Standards - Volume 11[2]
IFRS 18	Presentation and Disclosure in Financial Statements[3]
IFRS 20	Regulatory Assets and Regulatory Liabilities[4]
IFRS 19	Subsidiaries without Public Accountability: Disclosures[3]
Amendments to IFRS 19	Amendments to Subsidiaries without Public Accountability: Disclosure[3]

1    Effective for annual periods beginning on or after a date to be determined
2    Effective for annual periods beginning on or after January 1, 2026
3    Effective for annual periods beginning on or after January 1, 2027
4    Effective for annual periods beginning on or after January 1, 2029
Except for the new and amendments to IFRS Accounting Standards mentioned below, the directors of the Company anticipate that the application of all other new and amendments to IFRS Accounting Standards will have no material impact on the consolidated financial statements in the foreseeable future.
IFRS 18 Presentation and Disclosures in Financial Statements ("IFRS 18")
IFRS 18, which sets out requirements on presentation and disclosures in financial statements, will replace IAS 1 Presentation of Financial Statements ("IAS 1"). This new IFRS Accounting Standard, while carrying forward many of the requirements in IAS 1, introduces new requirements to present specified categories and defined subtotals in the consolidated statement of profit or loss; provide disclosures on management-defined performance measures in the notes to the financial statements and improve aggregation and disaggregation of information to be disclosed in the financial statements. In addition, some IAS 1 paragraphs have been moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. Minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share are also made. IFRS 18 will be effective for annual periods beginning on or after January 1, 2027, with early application permitted.
The application of the new standard is expected to affect the presentation of the consolidated statement of profit or loss and disclosures in the future financial statements. The director of the Company is in the process of assessing the detailed impact of IFRS 18 on the consolidated financial statements.

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
The Company became a significant equity method investee of Prenetics Global Limited on July 20, 2023 given the Company met certain significance thresholds of Regulation S-X 3-09, which required separate financial statements of the Company to be included in Prenetics Global Limited's annual report according to Reg S-X 3-09.
The consolidated financial statements have been prepared on a going concern basis.
3.2Material accounting policy information
Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company, entities controlled by the Company and its subsidiaries and entities under contractual arrangements for which the Company is the ultimate primary beneficiary. Control is achieved when the Company:
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

3    Basis of preparation of consolidated financial statements and material accounting policy information (continued)
3.2Material accounting policy information - continued
Revenue from contracts with customers
The Group recognizes revenue when (or as) a performance obligation is satisfied, i.e. when "control" of the goods or services underlying the particular performance obligation is transferred to the customer.
A performance obligation represents a good or service that is distinct or a series of distinct goods or services that are substantially the same.
Revenue is recognized at a point in time when the customer obtains control of the distinct good or service.
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
Short-term leases
The Group applies the short-term lease recognition exemption to leases properties that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. Lease payments on short-term leases are recognized as expense on a straight-line basis or another systematic basis over the lease term.
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
Right-of-use assets - continued
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
Lease liabilities
At the commencement date of a lease, the Group recognizes and measures the lease liabilities at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.
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
Foreign currencies
In preparing the consolidated financial statements of each individual group entity, transactions in currencies other than the functional currency of the Company (foreign currencies) are recognized at the rates of exchange prevailing on the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.
Exchange differences arising on settlement of monetary items, and on the retranslation of monetary items are recognized in profit or loss in the period in which they arise.
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

3    Basis of preparation of consolidated financial statements and material accounting policy information (continued)
3.2Material accounting policy information - continued
Employee benefits
Short-term employee benefits
Short-term employee benefits are recognized at the undiscounted amount of the benefits expected to be paid as and when employees rendered the services. All short-term employee benefits are recognized as an expense unless another IFRS Accounting Standards requires or permits the inclusion of the benefit in the cost of an asset.
A liability is recognized for benefits accruing to employees (such as wages and salaries) after deducting any amount already paid.
Retirement benefit costs
Payments to the Mandatory Provident Fund Scheme are recognized as an expense when employees have rendered service entitling them to the contributions.
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
For the purposes of measuring deferred tax for leasing transactions in which the Group recognizes the right-of-use assets and the related lease liabilities, the Group first determines whether the tax deductions are attributable to the right-of-use assets or the lease liabilities.
For leasing transactions in which the tax deductions are attributable to the lease liabilities, the Group applies IAS 12 Income Taxes requirements to right-of-use assets and lease liabilities separately. Temporary differences on initial recognition of the relevant right-of-use assets and lease liabilities are not recognized due to application of the initial recognition exemption. Temporary differences arising from subsequent revision to the carrying amounts of right-of-use assets and lease liabilities, resulting from remeasurement of lease liabilities and lease modifications, that are not subject to initial recognition exemption are recognized on the date of remeasurement or modification.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied to the same taxable entity by the same taxation authority.
Current tax is recognized in profit or loss.
Intangible assets
Intangible assets acquired separately
Intangible assets with finite useful lives that are acquired separately are carried at costs less accumulated amortization and any accumulated impairment losses. Amortization for intangible assets with finite useful lives is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

3    Basis of preparation of consolidated financial statements and material accounting policy information (continued)
3.2Material accounting policy information - continued
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
Where an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a cash-generating unit) in prior years. For corporate assets or portion of corporate assets which cannot be allocated on a reasonable and consistent basis to a cash-generating unit, the Group compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portion of corporate assets allocated to that group of cash-generating units, with the recoverable amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit or the group of cash-generating units. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of cash-generating units. A reversal of an impairment loss is recognized immediately in profit or loss.

3    Basis of preparation of consolidated financial statements and material accounting policy information (continued)
3.2Material accounting policy information - continued
Inventories
Inventories, which represent merchandise held for sale, are stated at the lower of cost and net realizable value. The cost of merchandise is calculated using the weighted average method. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale. Costs necessary to make the sale include incremental costs directly attributable to the sale and non-incremental costs which the Group must incur to make the sale.
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
Amortized cost and interest income
Interest income is recognized using the effective interest method for financial assets measured subsequently at amortized cost. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset.
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
The Group measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, the Group recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.
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

3    Basis of preparation of consolidated financial statements and material accounting policy information (continued)
3.2Material accounting policy information - continued
Impairment of financial assets - continued
(iii)Credit-impaired financial assets
A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:
(a)significant financial difficulty of the issuer or the borrower;
(b)a breach of contract, such as a default or past due event;
(c)the lender(s) of the borrower, for economic or contractual reasons relating to the borrower's financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider; or
(d)it is becoming probable that the borrower will enter bankruptcy or other financial reorganization.
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
Foreign exchange gains and losses
The carrying amount of financial assets that are denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. For financial assets measured at amortized cost that are not part of a designated hedging relationship, exchange differences are recognized in profit or loss as part of the net foreign exchange gains.
Derecognition of financial assets
The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial assets and substantially all the risk and rewards of ownership of the asset to another entity.
On derecognition of a financial asset measured at amortized cost, the difference between the asset's carrying amount and the sum of the consideration received is recognized in profit or loss.

3    Basis of preparation of consolidated financial statements and material accounting policy information (continued)
3.2Material accounting policy information - continued
Financial liabilities and equity
Classification as debt or equity
Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.
Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.
Financial liabilities
All financial liabilities are subsequently measured at amortized cost, using the effective interest method.
Financial liabilities at amortized cost
Financial liabilities including other payables and amount due to a related company are subsequently measured at amortized cost, using the effective interest method.
Derecognition of financial liabilities
The Group derecognizes financial liabilities when, and only when, the Group's obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

4    Revenue

	2025	2024
Sales of laboratory testing kits	$143,575	$244,218
Income from provision of diagnostics service	$429,672	$—
	$573,247	$244,218
Revenue from sales of laboratory testing kits is recognized at a point of time when control of the goods has been transferred to the customer, being at the point when the goods are delivered to the customer.

Revenue from provision of diagnostics service is recognized at the point in time when control of the service has transferred to the customers, which generally occurs upon delivery of the test results or reports.

5    Other income and other gains and losses

	2025	2024
Bank interest income	$26,835,314	$31,280,591
Consultancy and management service income	468,000	468,000
Sales and marketing service income	420,916	240,716
Others	171,944	50,037
Total other income	$27,896,174	$32,039,344

	2025	2024
Foreign exchange gain (loss), net	$1,080,594	$(2,489,614)
Gain (loss) on disposal of property, plant and equipment	31,062	(160,966)
Gain on lease modification	—	104,493
Waiver from amount due to a related company	3,591,998	—
Total other gains and losses, net	$4,703,654	$(2,546,087)

6    Profit before tax

	2025	2024
Profit before tax has been arrived at after charging:
Auditor's remuneration	$135,000	$80,000
Depreciation of property, plant and equipment	1,198,520	1,671,269
Depreciation of right-of-use assets	1,215,689	2,416,122
Amortization of intangible assets	45,000	45,000
Directors' emoluments	—	—
Staff costs	8,089,263	4,996,740

7    Income tax expense

	2025	2024
Enterprise Income Tax ("EIT")	$—	$—
Under the Law of the People's Republic of China (the "PRC") on EIT (the "EIT Law") and Implementation Regulation of the EIT Law, the tax rate of the PRC subsidiaries is 25% for the year. Under the Preferential Income Tax Policies on Small Low-profit Enterprises issued by State Taxation Administration of the PRC, the qualified entity will be taxed at 5%.
Hong Kong Profits Tax is calculated at 16.5% on the estimated assessable profit for the year.
Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.
For the year, no provision for income tax is required as the individual companies comprising the Group either have no assessable profit, incurred a loss or have tax losses brought forward from prior years to offset the assessable profits.
The income tax expense for the year can be reconciled to the profit before tax per the statement of profit or loss and other comprehensive income as follows:

7    Income tax expense/(credit) (continued)

	2025	2024
Profit before tax	$5,804,192	$4,472,893
Tax at the domestic rate of 16.5% (Note)	957,692	738,027
Tax effect of income not taxable for tax purposes	(4,577,504)	(5,178,539)
Tax effect of expenses not deductible for tax purposes	208,014	843,431
Tax effect of deductible temporary differences not recognized	197,756	275,759
Tax effect of tax losses not recognized	4,274,704	4,425,036
Effect of different tax rates of subsidiaries operating in other jurisdictions	(1,060,662)	(1,103,714)
Income tax expense for the year	$—	$—
Note:    The domestic tax rate (which is Hong Kong Profits Tax rate) in the jurisdiction where the operation of the Group is substantially based is used.

8    Property, plant and equipment

	Leasehold improvements	Factory and factory equipment	Lab equipment	Total
Cost
As at January 1, 2024	$1,765,777	$944,682	$930,726	$3,641,185
Additions	—	525,889	80,407	606,296
Disposal	—	(205,488)	—	(205,488)
Exchange adjustments	(57,859)	(30,937)	(30,492)	(119,288)
As at December 31, 2024	1,707,918	1,234,146	980,641	3,922,705
Additions	466,834	560,481	2,209,839	3,237,154
Disposal	—	—	(840,398)	(840,398)
Exchange adjustments	82,726	65,045	72,575	220,346
As at December 31, 2025	$2,257,478	$1,859,672	$2,422,657	$6,539,807
Depreciation
As at January 1, 2024	$161,057	$31,489	$51,707	$244,253
Provided for the year	624,593	194,088	852,588	1,671,269
Disposal	—	(44,522)	—	(44,522)
Exchange adjustments	(5,244)	(1,024)	(1,648)	(7,916)
As at December 31, 2024	780,406	180,031	902,647	1,863,084
Provided for the year	787,062	290,111	121,347	1,198,520
Disposal	—	—	(840,398)	(840,398)
Exchange adjustments	51,342	14,406	20,776	86,524
As at December 31, 2025	$1,618,810	$484,548	$204,372	$2,307,730
Carrying values
As at December 31, 2025	$638,668	$1,375,124	$2,218,285	$4,232,077
As at December 31, 2024	$927,512	$1,054,115	$77,994	$2,059,621
The above items of property, plant and equipment are depreciated using a straight-line method at the following rates per annum:

Leasehold improvement	Over the term of the lease
Factory and factory equipment	20%
Lab equipment	33%

9    Right-of-use assets

Leased properties
As at December 31, 2024
Carrying amount	$1,463,566
As at December 31, 2025
Carrying amount	$2,875,107
For the year ended December 31, 2024
Depreciation charge	$2,489,615
Gain on early termination of lease	(104,493)
For the year ended December 31, 2025
Depreciation charge	$1,215,689

	2025	2024
Total cash outflow for leases	$1,329,298	$2,541,362
Additions to right-of-use assets	2,557,828	1,114,252
For current year, the Group leased various offices for its operations. Lease contracts are entered into for fixed term of two to three years. Lease terms are negotiated on an individual basis and contain different terms and conditions. In determining the lease term and assessing the length of the non-cancellable period, the Group applies the definition of a contract and determines the period for which the contract is enforceable.

10    Intangible assets

Patent license
Cost
As at January 1, 2024, December 31, 2024 and 2025	$900,000
Amortization
As at January 1, 2024	$30,000
Charge for the year	45,000
As at December 31, 2024	75,000
Charge for the year	45,000
As at December 31, 2025	$120,000
Carrying amounts
As at December 31, 2024	$825,000
As at December 31, 2025	$780,000
The intangible asset is a right to a patent license with a finite useful life and is amortized on a straight-line basis over 20 years.

11    Goodwill

Goodwill
As at January 1, 2024	$732,528
Exchange adjustments	(30,981)
As at December 31, 2024	701,547
Exchange adjustments	36,727
As at December 31, 2025	$738,274
The Group tests for impairment of goodwill annually, or more frequently if there are indications that goodwill might be impaired.
During the year ended December 31, 2024 and 2025, no impairment of goodwill has been recognized.

12    Trade and other Receivables, Deposits and Prepayments

	2025	2024
Trade receivables	$166,068	$—
Other receivables	3,775,321	1,655,335
Deposits	288,504	290,633
Prepayments	271,960	528,845
	$4,501,853	$2,474,813
The Group allows an average credit period of not more than 30 days to customers.
As at December 31, 2025, interest receivables of approximately HK$2,727,000 (2024: HK$814,000) were included in other receivables.
The details of impairment assessment are set out in note 18.

13    Bank deposits and Cash and cash equivalents
Cash and cash equivalents carry interest at market rates which ranged from 0.1% to 0.25% (2024: 0.1% to 0.25%).
Bank deposits with more than three months to maturity carry interest rate at market rates which ranged from 4.08% to 5.29% (2024: 4.98% to 5.30%).
The details of impairment assessment are set out in note 18.

14    Lease liabilities

	2025	2024
Lease liabilities payable:
Within one year	$1,297,001	$1,116,827
Within a period of more than one year but not exceeding two years	915,552	457,711
Within a period of more than two years but not exceeding five years	758,642	39,367
	2,971,195	1,613,905
Less: Amount due for settlement with 12 months shown under current liabilities	(1,297,001)	(1,116,827)
Amount due for settlement after 12 months shown under non-current liabilities	$1,674,194	$497,078
The weighted average incremental borrowing rates applied to lease liabilities was 3.25% (2024: 4.74%).

15    Amounts due from (to) related companies
The amounts due from related companies are trade in nature, unsecured, interest-free and repayable on demand.
The amount due to a related company is non-trade in nature, unsecured, interest-free and repayable on demand.
The details of impairment assessments are set out in note 18.

16    Share Capital

	Number of shares	Amount
		US$
Authorized:
Class A ordinary shares of US$0.0001 each
As at January 1, 2024, December 31, 2024 and 2025	1,350,000	135
Class B ordinary shares of US$0.0001 each
As at January 1, 2024, December 31, 2024 and 2025	650,000	65
Issued and fully paid:
Class A ordinary shares of US$0.0001 each
As at January 1, 2024, December 31, 2024 and 2025	1,350,000	135
Class B ordinary shares of US$0.0001 each
As at January 1, 2024, December 31, 2024 and 2025	650,000	65

	2025	2024
Shown in the consolidated financial statements of financial position	$1,560	$1,560

17    Capital risk management
The Group manages its capital to ensure that the Group will be able to continue as a going concern while maximizing the return to shareholders through the generation of profits from its operations.
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

18    Financial instruments
(a)Categories of financial instruments

	2025	2024
Financial assets
Amortized cost	$626,749,290	$631,491,775
Financial liabilities
Amortized cost	$2,399,244	$9,162,827
(b)Financial risk management objectives and policies
The Group's major financial instruments include trade receivables, deposits and other receivables, amounts due from related companies, cash and cash equivalents, bank deposits with more than three months to maturity, trade and other payables and amount due to a related company. Details of the financial instruments are disclosed in respective notes. The risks associated with these financial instruments include currency risk, credit risk and liquidity risk. The policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.
Market risk
Currency risk
This refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. As at the reporting date, the Group was mainly exposed to foreign currency risk from its bank balances, which were mainly denominated in United Stated Dollars ("US$") and Renminbi ("RMB").
Although the Group currently does not have any foreign currency hedging policy, the management monitors foreign exchange exposure and will consider hedging significant foreign currency exposure should the need arise. As at December 31, 2025, US$ bank balances and bank deposits amounted to approximately HK$618,939,689 (2024: HK$627,312,592), and RMB bank balances amounted to approximately HK$2,527,104 (2024: HK$891,261).
No sensitivity analysis is made as the foreign exchange exposure is considered to be minimal. As HK$ is pegged to US$ and closely aligned to RMB, the management of the Group thus considers the Group's foreign currency exposure is not significant.
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
Trade receivables
The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. At December 31, 2025, the Group assessed the ECL for trade receivables with gross carrying amount of HK$166,068 (2024: HK$Nil) are insignificant and thus no loss allowance is recognized.

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
Deposits and other receivable
For deposits and other receivables, the management makes periodic individual assessment on the recoverability of deposits and other receivables based on historical settlement records, past experience, and also quantitative and qualitative information that is reasonable and supportive forward-looking information. The management believes that there are no significant increase in credit risk of these amounts since initial recognition and the Group provided impairment based on 12m ECL. As at December 31, 2025, the Group assessed the ECL for deposits and other receivables with gross carrying amount of HK$4,063,825 (2024: HK$1,945,968) are insignificant and thus no loss allowance is recognized.
Amounts due from related companies
The Group regularly monitors the business performance of related companies. The Group's credit risks in the balance are mitigated through the value of the assets held by the entity. The directors of the Group believe that there is no significant increase in credit risk of the amounts since initial recognition and the Group provided impairment based on 12m ECL. As at December 31, 2025, the Group assessed the ECL for amounts due from related companies with gross carrying amount of HK$335,763 (2024: HK$138,171) are insignificant and thus no loss allowance is recognized.
Bank balances (including bank deposits)
As at December 31, 2025, the credit risk on bank balances is limited because the counterparties are reputable banks with high credit ratings assigned by international credit agencies. The Group assessed 12m ECL for bank balances by reference to information relating to probability of default and loss given default of the respective credit rating grades published by external credit rating agencies. Based on the average loss rates, the 12m ECL on bank balances and bank deposits with gross carrying amount of HK$622,183,633 (2024: HK$629,407,636) is considered to be insignificant and therefore no loss allowance was recognized.
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

	Weighted average interest rate	Repayable on demand or less than 1 year	1 - 2 years	2 - 5 years	Total undiscounted cash flow	Carrying amount
2025
Trade and other payables	N/A	124,845	—	—	124,845	124,845
Amount due to a related company	N/A	2,274,399	—	—	2,274,399	2,274,399
		2,399,244	—	—	2,399,244	2,399,244
Lease liabilities	3.80%	1,382,010	955,923	769,988	3,107,921	2,971,195

2024
Other liabilities	N/A	3,756	—	—	3,756	3,756
Amount due to a related company	N/A	9,159,071	—	—	9,159,071	9,159,071
		9,162,827	—	—	9,162,827	9,162,827
Lease liabilities	4.74%	1,169,339	474,720	39,560	1,683,619	1,613,905
(c)    Fair value measurements of financial instruments
The fair values of financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.
The directors of the Company consider that the carrying amounts of all financial assets and financial liabilities recorded at amortized cost in the consolidated financial statements approximate their fair values.

19    Related party transactions
Other than as disclosed elsewhere in these consolidated financial statements, the Group has the following material transactions with a related company:

Nature of transactions	2025	2024
Consultancy and management service income	$468,000	$468,000
Rental expense	360,000	—
Sales and marketing service income	420,916	238,328
Details of the balances with related parties are set out in the Group's consolidated statement of financial position on page 5 and in note 15.
Compensation of key management personnel
The remuneration of the directors of the Company during the year is set out in note 6.

20    Reconciliation of liabilities arising from financing activities
The table below details changes in the Group's liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or the future cash flows will be, classified in the Group's consolidated statements of cash flows from financing activities.

	Lease liabilities	Amount due to a related company	Total
As at January 1, 2024	$3,617,693	$7,668,097	$11,285,790
Finance costs	148,491	—	148,491
Financing cash flows	(2,541,362)	1,240,309	(1,301,053)
New lease entered	1,114,252	—	1,114,252
Termination of lease contract	(754,965)	—	(754,965)
Exchange adjustments	29,796	250,665	280,461
As at December 31, 2024	1,613,905	9,159,071	10,772,976
Finance costs	59,409	—	59,409
Financing cash flows	(1,329,298)	(3,292,674)	(4,621,972)
New lease entered	2,557,828	—	2,557,828
Waiver of amount due to a related company	—	(3,591,998)	(3,591,998)
Exchange adjustments	69,351	—	69,351
As at December 31, 2025	$2,971,195	$2,274,399	$5,245,594

21    Particulars of subsidiaries
Particulars of the Company's subsidiaries at the end of the reporting period are as follows:

Name of subsidiary	Place of incorporation	Issued and fully paid ordinary share	Proportion of issued and fully paid ordinary shares held by the Company		Principal activity
			2025	2024
			%	%
Directly held:
Insighta Limited	Hong Kong	HKD10,000	100	100	Biotechnology research and investment holding
Indirectly held:
明察康健(深圳)科技有限责任公司	The PRC	CNY10,000,000	100	100	Dormant
得易健康产业(深圳)有限责任公司	The PRC	CNY100,000	100	100	Biotechnology research
得易健康生物(广州)有限公司	The PRC	CNY20,000,000	100	100	Biotechnology research