Form 20-F/A
period 2025-12-31
Prenetics Global Ltd
filed 2026-07-30
CIK 1876431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
FORM 20-F/A
(Amendment No. 2)
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
Yes ☐         No ☐

EXPLANATORY NOTE

This Amendment No. 2 on Form 20-F/A (the “Amendment”) is being filed by Prenetics Global Limited (the “Company,” “we,” “our,” or “us”) to amend the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2026 (the “Original Filing”), as amended by Amendment No. 1 on Form 20-F/A filed with the SEC on July 2, 2026 (“Amendment No. 1,” and the Original Filing as so amended, the “Amended Filing”).

This Amendment is being filed solely for the purpose of amending the following Items of the Original Filing, in response to comments received from the SEC regarding the Original Filing: (i) Item 3. Key Information, to revise the Company's disclosure regarding its holding company structure, cash transfers within the group, the enforceability of civil liabilities, and related risk factor; (ii) Item 4. Information on the Company, to revise certain disclosures regarding the Company's operating metrics, subscription model and organizational structure; and (iii) Item 5. Operating and Financial Review and Prospects, to revise the Company's presentation of certain non-IFRS financial measures and related disclosures. This Amendment also includes, as an exhibit, a currently dated consent of Allbright Law (Hong Kong) Offices LLP, the Company's counsel as to Hong Kong law, with respect to certain Hong Kong law disclosures included in Items 3 and 4, filed as Exhibit 15.1.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment sets forth the complete text of each Item amended hereby, and the Company is filing herewith currently dated certifications by its principal executive officer and principal financial officer as Exhibits 12.1 and 12.2. The Company is not including certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code) because no financial statements are being filed with this Amendment. This Amendment does not amend or otherwise affect any other Items of, or exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing. No other changes have been made to the Original Filing. This Amendment continues to speak as of the date of the Original Filing, and the filing of this Amendment should not be understood to mean that any statements contained in the Original Filing are true or complete as of any date subsequent to the original filing date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Amended Filing and with our filings with the SEC subsequent to the Original Filing.

PART I.
ITEM 3.KEY INFORMATION
Our Holding Company Structure
We are a Cayman Islands holding company with business operations primarily conducted by our subsidiaries. We are not a mainland Chinese operating company. Our operations are conducted by our subsidiaries, principally by our subsidiaries in Hong Kong, a Special Administrative Region of China, as well as subsidiaries in other jurisdictions outside of mainland China. Two of our subsidiaries are incorporated in mainland China. These entities are dormant, conduct no active business operations, hold no material assets and generate no revenue. For the years ended December 31, 2025, 2024 and 2023, we generated all of our revenue from businesses outside of mainland China. Investors purchasing our securities are purchasing equity interests in the Cayman Islands holding company. See “Item 4. Information on the Company — C. Organizational Structure.”
Throughout this annual report, unless the context indicates otherwise, references to “we,” “us,” “our,” "Prenetics," “the Company” and “our company” refer to Prenetics Global Limited and its subsidiaries and consolidated affiliated entities.
Permissions Required from the PRC Authorities for Our Operations
We believe that, to the extent applicable, we and our subsidiaries have obtained all requisite permissions material to our operations as of the date of this annual report. Our operations are primarily conducted through subsidiaries in Hong Kong and other jurisdictions. For the years ended December 31, 2025, 2024 and 2023, we generated all of our revenue from businesses outside mainland China. We do not sell testing products, solicit customers, or manage customer personal data in mainland China, nor do we have access to such data. Based on advice from our PRC legal counsel, DaHui Lawyers, we believe we are not currently required to obtain any approvals from PRC governmental agencies to operate our business or to list our securities internationally.
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
Enforceability of Civil Liabilities
As a Cayman Islands exempted company with substantially all operations, assets, and management located outside the United States, you may face significant challenges in enforcing legal rights against us or our directors and officers. Most of our directors and executive officers reside in Hong Kong or other non-U.S. jurisdictions, making it difficult to effect service of process or bring actions in U.S. courts based on U.S. securities laws. In particular, each of Danny Sheng Wu Yeung, our director and chief executive officer, Cheng Yin Pan, our director, and Lo Hoi Chun, our chief financial officer, reside in Hong Kong, a Special Administrative Region of China. None of our directors and executive officers reside or are based in mainland China, and our two non-operating subsidiaries in mainland China are dormant, conduct no active business operations, hold no material assets and generate no revenue. Judgments obtained in U.S. courts may not be enforceable in the jurisdictions where we or our management are located.
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
Allbright Law (Hong Kong) Offices LLP, our counsel as to Hong Kong law, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.
A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.
Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States. Accordingly, it may be more difficult for investors to enforce judgments upon us or our directors and officers in Hong Kong.
Because a majority of our directors and executive officers reside in Hong Kong, investors may be unable to effect service of process upon them within the United States, and may be required to pursue service through the more limited and time-consuming procedures available under Hong Kong law and applicable international conventions. As discussed above, any judgments rendered by a court in the United States will need to be enforced under the common law and the judgment must meet certain criteria before it can be enforced in Hong Kong. An action to enforce a foreign judgment at common law is a comparatively cumbersome process. It is in essence an independent suit in Hong Kong and the judgment creditor must follow normally applicable service procedures in Hong Kong. Even where service can be effected, the absence of any treaty or reciprocal arrangement between the United States and Hong Kong for the enforcement of judgments means that enforcing a U.S. judgment against them or us would require commencing fresh proceedings in Hong Kong, a process that can be protracted and costly and whose outcome is uncertain, which may as a practical matter deter investors from pursuing claims against us or our directors and officers.
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

Cash Transfers and Dividend Distribution

For the years ended December 31, 2025, 2024 and 2023, cash amounting to $25.0 million, $55.1 million and $48.4 million, respectively, was transferred from our Company to Prenetics HK for treasury management and working capital funding purposes. During the same periods, cash amounting to nil, nil and $24.8 million, respectively, was transferred from Prenetics HK to our Company.
From 2023 to 2025, cash was transferred from Prenetics HK to certain of its subsidiaries in the form of capital contributions and through intercompany advances, as set forth in the table below. In particular, Prenetics HK transferred cash to Prenetics Innovation Labs Private Limited and IM8 (US) LLC to support their working capital and operational needs. During 2025, IM8 (US) LLC also transferred cash to Prenetics HK as part of the Group’s centralized treasury and cash management arrangements.
If needed, cash may be transferred between Prenetics HK and our subsidiaries, including subsidiaries in India and the United States, through intercompany fund advances and capital contributions. There are currently no restrictions on transferring funds between Prenetics HK and these subsidiaries. Under our cash management policy, the amount of intercompany transfer of funds is determined based on the working capital needs of the subsidiaries and intercompany transactions, and is subject to our internal approval process and funding arrangements. Our management reviews and monitors the cash flow forecasts and working capital needs of our subsidiaries on a regular basis.
We have not faced difficulties or limitations on our ability to transfer cash among our Company, Prenetics HK and our subsidiaries. Cash generated from and held by Prenetics HK is used to fund the operations of the Group’s subsidiaries, where appropriate. The following table sets forth all material cash transfers among our Company, Prenetics HK and our subsidiaries during the periods presented, which were primarily in the form of capital contributions and intercompany advances.

	Year Ended December 31,
	2025	2024	2023
	($ in thousands)
Cash transferred from Prenetics HK to Prenetics Innovation Labs Private Limited	$—	$—	$640
Cash transferred from Prenetics HK to Company	24,766	—	—
Cash transferred from Company to Prenetics HK	24,957	55,068	48,359
Cash transferred from Prenetics HK to IM8 (US) LLC	291	6,644	—
Cash transferred from IM8 (US) LLC to Prenetics HK	13,000	—	—

We and our subsidiaries have not declared or paid dividends or distributions within the Group or to investors as of the date of this annual report. The cash movements within the Group primarily represented ordinary course fund transfers and intercompany settlements to support the operating cash requirements of the relevant business units, and did not represent dividend distributions. During the periods presented, the Company did not make capital contributions to its subsidiaries. No dividends or distributions have been made by any of our subsidiaries to the Company, or by the Company to its shareholders or U.S. investors, during the periods presented, and accordingly no related tax consequences have arisen. The intercompany transfers described above, being capital contributions and intercompany advances, did not give rise to any dividend withholding or other material tax consequences. We do not intend to declare dividends or distribute earnings (if any) in the near future. Any determination to pay dividends or distribute earnings (if any) in the future will be at the discretion of our board of directors.
There are no significant restrictions on buying or selling foreign exchange or our ability to transfer cash between entities within our group, across borders, or to U.S. investors. There are no significant restrictions and limitations on our ability to distribute earnings (if any) from our businesses, including our subsidiaries, to the parent company and U.S. investors, or our ability to settle amounts owed. However, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to buy or sell foreign exchange or transfer or distribute cash within our organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of Hong Kong and adversely affect our business.
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
We track a number of operational and business metrics to evaluate the performance and growth of our business, including, among others, monthly revenue, annualized revenue run-rate ("ARR"), average order value, new customer subscription rate, customer orders, and others. Our metrics and key performance indicators ("KPIs") are calculated using internal company data, definitions and methodologies that have not been independently verified by any third party and are not based on any standardized industry methodology. Other companies, including companies in the consumer health and direct-to-consumer industries, may calculate similarly titled metrics differently, which may reduce the value of such metrics as a basis for comparison.
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
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and we conduct the majority of our operations through subsidiaries outside the United States. Substantially all of our assets, and the assets of our directors and executive officers, are located outside the United States. A majority of our directors and officers reside in Hong Kong, and none reside in mainland China. In particular, each of Danny Sheng Wu Yeung, our director and chief executive officer, Cheng Yin Pan, our director, and Lo Hoi Chun, our chief financial officer, reside in Hong Kong, a Special Administrative Region of China. As a result, it may be difficult for U.S. investors to effect service of process on us or these individuals, to bring actions in foreign courts under U.S. securities laws, or to enforce U.S. court judgments abroad.
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
Allbright Law (Hong Kong) Offices LLP, our counsel as to Hong Kong law, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. Because a majority of our directors and executive officers reside in Hong Kong, investors may be unable to effect service of process upon them within the United States, and may be required to pursue service through the more limited and time-consuming procedures available under Hong Kong law and applicable international conventions. As discussed above, any judgments rendered by a court in the United States will need to be enforced under the common law and the judgment must meet certain criteria before it can be enforced in Hong Kong. An action to enforce a foreign judgment at common law is a comparatively cumbersome process. It is in essence an independent suit in Hong Kong and the judgment creditor must follow normally applicable service procedures in Hong Kong. Even where service can be effected, the absence of any treaty or reciprocal arrangement between the United States and Hong Kong for the enforcement of judgments means that enforcing a U.S. judgment against them or us would require commencing fresh proceedings in Hong Kong, a process that can be protracted and costly and whose outcome is uncertain, which may as a practical matter deter investors from pursuing claims against us or our directors and officers.
These jurisdictional and legal differences may make it more difficult for shareholders to assert claims, protect their interests, obtain corporate information, or influence management or board decisions. As a result, investors in our securities may face greater challenges in protecting their rights than shareholders of companies incorporated and operating primarily in the United States. See “—Enforceability Of Civil Liabilities.”

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
In January 2025, IM8 generated $1 million in monthly revenue. By December 2025, that figure was $10 million. In twelve months, a newly launched brand produced $60.1 million in revenue and reached $120 million in annualized revenue run-rate1 ("ARR")—a trajectory that, to our knowledge, is without precedent in the global supplement industry.
1 Annualized revenue run-rate ("ARR") is calculated by multiplying IM8 monthly revenue for the applicable month by twelve. ARR includes revenue from both subscription and non-subscription (one-time) purchases. Because ARR annualizes revenue actually recognized in the applicable month, it reflects orders from both new and existing customers and incorporates the effect of cancellations and non-renewals occurring on or before that month; it does not, however, incorporate any adjustment for anticipated future cancellations, non-renewals or pauses, and assumes that such monthly revenue is maintained for the following twelve months. ARR is accordingly subject to limitations as an operating metric; it is sensitive to the timing of promotional activity, product launches and subscription billing cycles. In particular, the full order value of quarterly subscription plans is recognized upon shipment of the three-month supply, which increases revenue recognized in months in which quarterly billing concentrates, and additionally it reflects a single month during a period of rapid growth. ARR is an operating metric and is not a financial measure determined in accordance with IFRS. IFRS revenue reflects amounts recognized upon transfer of control of goods over the full reporting period, as presented in the Company's audited consolidated financial statements; ARR annualizes one month of revenue and therefore includes amounts that have not been earned or recognized. ARR is not a forecast of future revenue and is not necessarily indicative of revenue for any future period. Actual revenue may differ materially from ARR as a result of, among other factors, subscription cancellations and non-renewals, changes in new customer acquisition, the mix of subscription and one-time purchases, the mix and billing timing of monthly and quarterly plans, pricing and promotional changes, new product introductions, seasonality and foreign exchange movements. Management uses ARR to monitor the growth trajectory of the IM8 brand, and believes it provides investors with a consistent measure of the brand's revenue scale as it has grown since launch.

From Genomics to Consumer Health
From 2014 to 2019, we built scientific infrastructure in genomic testing and diagnostic services in Hong Kong. In late 2019, we launched CircleDNA, a next generation sequencing consumer genetic testing product that today serves customers in more than 30 countries.
Between 2020 and 2024, we developed the operational capabilities that would underpin IM8. During the COVID-19 pandemic, we became a leading testing services provider for the Hong Kong government and the English Premier League, rapidly scaling laboratory operations and logistics infrastructure. In December 2022, we acquired a majority stake in ACT Genomics, an Asia-based precision oncology company. In June 2023, we invested in Insighta, an early cancer detection company co-founded by Professor Dennis Lo. In August 2024, we acquired Europa Sports Partners, a U.S.-based sports distribution company.
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

Metric	FY2025	FY2024	YoY	FY2026E Guidance
Total Revenue[2]	$92.4M	$15.9M	+480%	—
IM8 Revenue	$60.1M	$0.4M	+16,156%	$180M–$200M
Gross Profit / Margin	$48.8M / 52.8%	$9.3M / 58.2%	+426%	—
IM8 Gross Margin	~63%	—	—	~60% target
Loss for the year	$(40.0M)	$(49.8M)	(19.7)%	—
2 Represents revenue from continuing operations only.

Adjusted EBITDA Loss[3]	$(13.9M)	$(17.7M)	+21.5%	$(16M)–$(20M); adjusted EBITDA profitability by Q4 2027[4]
Loss for the period (Q4 only)	$(7.5M)	$(17.5M)	(57.0)%	—
Adjusted EBITDA Loss (Q4 only)	$(3.2M)	$(7.6M)	+58.3%	—
Following our strategic transformation throughout 2025 and into 2026, our business is organized around two brands:

Business Unit[5]	FY2025 Revenue	Gross Margin	Status
IM8	$60.1M	~63%	Core growth engine
CircleDNA	$12.9M	~85%	Retained; complementary asset
Europa (3PL business divested in January 2026)	$19.3M	~1%	Divested
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
3 Adjusted EBITDA is a non-IFRS financial measure used by us to measure the strength of our core financial and operating performance. Adjusted EBITDA excludes (1) depreciation and amortization, (2) interest income, (3) other finance costs, (4) income tax expense/(credit), (5) amortization of deferred expenses, (6) equity-settled share-based payment expenses, (7) transaction-related expenses associated with acquisition, disposal and fundraising activities, (8) strategic realignment and discontinued products impact, (9) exchange gain or loss, net, (10) fair value loss on financial assets at fair value through profit or loss, (11) gain on warrant exchange, (12) fair value loss/(gain) on warrant liabilities, (13) unrealized fair value loss on digital asset, (14) gain on partial disposal of an equity-accounted investee, (15) share of loss of equity-accounted investees, net of tax, (16) impairment loss of goodwill, and (17) (profit)/loss from discontinued operations, net of tax. These adjustments are made for items that may not be indicative of our business performance, including non-cash and/or non-recurring items. For more information regarding this non-IFRS financial measure, see "Item 5. Operating and Financial Review and Prospects — A. Operating Results — Non-IFRS Financial Measures."
4 The Company is unable to provide a reconciliation of projected adjusted EBITDA to projected loss for the period without unreasonable efforts because certain reconciling items, including share-based compensation expense relating to potential future awards (for which the number, timing, terms and grant-date fair value cannot presently be reasonably estimated), fair value changes on financial assets at fair value through profit or loss and on warrant liabilities, changes in the fair value of digital assets, impairment losses, and foreign exchange movements, are inherently uncertain, depend on future events outside the Company's control (including movements in the Company's share price, digital asset prices and portfolio valuations), and cannot be reasonably estimated; such items could cause projected loss/profit for the period to differ from projected adjusted EBITDA. Because these reconciling items are, by definition, excluded from adjusted EBITDA, the Company is able to provide forward-looking guidance for adjusted EBITDA notwithstanding that it cannot forecast these items with reasonable certainty; it is that same inability to forecast these items that prevents the Company from reconciling projected adjusted EBITDA to projected loss for the period without unreasonable efforts.
5 IM8 and Europa form our Consumer Health segment and focus on health and wellness solutions and sports distribution, respectively. CircleDNA forms our Prevention segment and focuses on genetic testing. For more information, see Notes 5 and 6 to our audited consolidated financial statements included elsewhere in this annual report.

Monthly Revenue (End of Period)[6]	$10.0M	$6.6M	+51%
Quarterly Revenue[7]	$27.4M	$17.2M	+59%
Total Customer Orders	230,000+	170,000+	+35%
Average Order Value (Last Month of Period)[8]	$133	$102	+31%
New Customer Subscription Rate[9]	~80%	~80%	Maintained
Gross Margin	~60%	~62%	(2)%
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
6 Monthly revenue represents IM8 revenue for the applicable calendar month, derived from the Company's unaudited monthly management accounts. Monthly revenue is recognized in accordance with IFRS 15 applying the same accounting policies used in the preparation of the Company's audited consolidated financial statements. Such revenue is recognized upon shipment and presented net of refunds (including a monthly allowance for expected refunds) and discounts, and excludes sales taxes, such that the sum of monthly revenue for the twelve months of a fiscal year equals audited IM8 revenue for that year. Management uses monthly revenue to monitor revenue pacing against budget, calibrate marketing expenditure and report to the board of directors, and believes it provides investors visibility into the intra-period growth trajectory of a recently launched, rapidly scaling brand.
7 Quarterly revenue represents the sum of IM8 monthly revenue for the applicable quarter, derived from the Company's unaudited monthly management accounts and such that the sum of quarterly revenue for the twelve months of a fiscal year equals audited IM8 revenue for that year.
8 Average order value is calculated by dividing IM8 net sales through the Company's direct-to-consumer channels for the applicable period by the number of units sold in that period. Net sales for this purpose are presented net of discounts and refunds, and exclude sales taxes; refunds are reflected in the month in which the refund is processed, consistent with the Company's revenue recognition policy. Period-over-period changes in this metric reflect, in part, the introduction of quarterly subscription plans in December 2025, under which a single order comprises a three-month product supply, as well as increased adoption of higher-value product bundles. Management uses this operating metric to monitor pricing, product and subscription-plan mix, and as an input to its assessment of customer acquisition efficiency.
9 New customer subscription rate represents the percentage of new IM8 customers acquired during the applicable period who elected a subscription plan in the month of their first order through the Company's direct-to-consumer online store, rather than a one-time purchase. A customer is treated as new in the month of that customer's first order with the Company. The rate reflects subscription election at the point of purchase and does not reflect subsequent subscription renewals, pauses or cancellations. Management uses this operating metric to assess the quality of newly acquired customers and the efficiency of its customer acquisition spend. Customers who elect a subscription at first order generate recurring revenue and, based on the Company's experience, generates greater lifetime value than one-time purchasers. Management therefore treats the new customer subscription rate as a leading indicator of the relationship between customer acquisition cost and customer lifetime value, and uses it to inform the level and allocation of its marketing investment.

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
Subscription-First Business Model
IM8 subscriptions are consumer arrangements that renew automatically on a monthly, bi-monthly or quarterly basis. Customers prepay at the beginning of each delivery cycle, may pause or cancel at any time prior to the next billing date without penalty, and are not subject to any minimum term or purchase commitment; accordingly, subscriptions do not represent contractually committed future revenue. Approximately 80% of new IM8 customers opted into a subscription plan at initial purchase in FY2025—a rate that held consistent from Q1 through Q4—and approximately 78% of new monthly subscription customers during FY2025 (Q4 2025: approximately 78%; Q3 2025: approximately 79%) and 68% of new bi-monthly subscription customers during FY2025 (Q4 2025: approximately 68%, Q3 2025: approximately 69%) proceeded to a second subscription order. These rates measure progression from a first to a second subscription order only; they do not measure renewal behavior in subsequent billing cycles, and a customer who proceeds to a second order may subsequently pause or cancel. Because subscription purchases are only available through our direct-to-consumer channels, the above rates do not reflect any purchases made through third-party marketplaces. Renewal data for quarterly subscription plans is limited for the periods presented given that quarterly plans were introduced in December 2025.
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

Period	Average Order Value
FY2025	~$110
Q4 2025 (Last Month of Period)	~$133
January–February 2026 (New Customer)	~$233[10]
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
10 Average order value for new customers during January and February 2026 excludes purchases by existing customers, including subscription renewal orders. Accordingly, average order value for new customers as presented for this period is calculated by dividing IM8 net sales through the Company's direct-to-consumer channels attributable to customers making their first purchase during January and February 2026 by the number of units sold to such customers during the period. Average order value for new customers as presented for this period may not be directly comparable to average order value as presented for FY2025 and Q4 2025 (last month of period), which reflect all customer purchases. The increase in average order value for new customers during January and February 2026 as compared to average order value for those earlier periods reflects, in substantial part, the adoption of quarterly subscription plans by new customers following their introduction in December 2025 and global rollout in January 2026, under which a single order comprises a three-month product supply, as well as increased selection of higher-value product bundles. Management changed the basis of presentation for this period to isolate the purchasing behavior of newly acquired customers. Prior to December 2025, the Company offered only monthly subscription plans (other than for one-time purchase), and historical and international customers remain predominantly on monthly plans. Beginning in December 2025 in the United States, and expanding globally in January 2026, the Company introduced quarterly subscription plans, under which a single order comprises a three-month product supply. Presenting average order value across all customers would blend these differing order patterns and would not, in management's view, reflect the economics of customers acquired under the Company's current offering or the efficiency of its current marketing efforts. Management therefore presents average order value for new customers for this period as a more representative measure of current customer acquisition economics.

Market	IM8 Revenue[11]	% of IM8 Revenue
United States	$23.8M	39.7%
Canada	$8.8M	14.7%
United Kingdom	$7.7M	12.8%
Australia	$3.2M	5.3%
Singapore	$2.4M	4.0%
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
11 Revenue breakdown as shown in this table is based on the market to which the IM8 products are delivered. For a breakdown of the Company’s revenues from continuing operations from external customers based on the location of the relevant Group entity’s domicile, see Note 6 to our audited consolidated financial statements included elsewhere in this annual report.

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
Qianhai Prenetics Technology (Shenzhen) Co., Ltd. and Zhuhai Prenetics Technology Co., Ltd. are dormant entities that conduct no active business operations, hold no material assets, employ no personnel, and generated no revenue for the years ended December 31, 2025, 2024 and 2023. They were historically established in connection with our business investment in mainland China (which was wound down in 2021) and are expected to be deregistered and liquidated. Neither entity sells products, solicits customers, or collects, hosts or manages customer personal data in mainland China.
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
A.Operating Results
Overview
We are a consumer health company advancing human health and longevity through science-backed products, global brand partnerships, and AI-driven operations. Our flagship consumer health brand, IM8—co-founded with David Beckham

—generated $60.1 million in revenue in its first full fiscal year, achieved $120 million in ARR as of December 2025, and ships to more than 30 countries. We also operate a consumer genetic testing brand in CircleDNA leveraging next-generation sequencing technology to deliver over 500 personalized reports across 20+ categories. Since its global launch in November 2019, CircleDNA has delivered more than 500,000 test kits across 30+ countries. We view IM8 and CircleDNA as complementary assets. CircleDNA’s genetic insights into nutrition, fitness, and health risk create a natural cross-sell pathway into IM8’s product portfolio.
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
Ability to grow and strengthen the IM8 brand and expand into new markets
Our future growth is closely tied to our ability to build, maintain, and strengthen the IM8 brand as a premium, science-backed health and longevity brand with global appeal. IM8 was launched in December 2024 as a premium-positioned consumer health brand co-founded with David Beckham, and after just twelve months achieved approximately US$120 million in annualized revenue run-rate, shipping to over 30 countries. Our ability to sustain this growth trajectory depends on continued consumer perception of IM8 as a trusted, differentiated brand within the increasingly competitive health and wellness market.
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
Other Finance Costs From Continuing Operations
Other finance costs from continuing operations remained relatively stable at $0.2 million for the year ended December 31, 2025, compared to $0.2 million for the year ended December 31, 2024. These costs primarily represent interest expenses recognized on lease liabilities.
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

Non-IFRS Financial Measures
Management uses certain non-IFRS financial measures to supplement the financial measures prepared in accordance with IFRS Accounting Standards, which include adjusted EBITDA. Management believes that adjusted EBITDA is helpful to investors as they provide useful information to understand our core financial and operating performance from period to period because they exclude (1) depreciation and amortization, (2) interest income, (3) other finance costs, (4) income tax expense/(credit), (5) amortization of deferred expenses, (6) equity-settled share-based payment expenses, (7) transaction-related expenses associated with acquisition, disposal and fundraising activities, (8) strategic realignment and discontinued products impact, (9) exchange gain or loss, net, (10) fair value loss on financial assets at fair value through profit or loss, (11) gain on warrant exchange, (12) fair value loss/(gain) on warrant liabilities, (13) unrealized fair value loss on digital asset, (14) gain on partial disposal of an equity-accounted investee, (15) share of loss of equity-accounted investees, net of tax, (16) impairment loss of goodwill, and (17) (profit)/loss from discontinued operations, net of tax. These adjustments are made for items that may not be indicative of our business performance, including non-cash and/or non-recurring items.
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

	Year Ended
	December 31,	December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Loss for the year under IFRS Accounting Standards	$(39,978)	$(49,806)
Depreciation and amortization	2,340	2,479
Interest income	(1,042)	(1,846)
Other finance costs	241	168
Income tax expense/(credit)	34	(7,639)
EBITDA (Non-IFRS)	(38,405)	(56,644)
Amortization of deferred expenses	3,549	8,294
Equity-settled share-based payment expenses	6,354	5,842
Transaction-related expenses associated with acquisition, disposal and fundraising activities (see note (a))	7,952	3,605
Strategic realignment and discontinued products impact (see note (b))	3,761	173
Exchange gain or loss, net	838	(8)
Fair value loss on financial assets at fair value through profit or loss	(780)	8,869
Gain on warrant exchange	(36,657)	—
Fair value loss/(gain) on warrant liabilities	17,943	(49)
Unrealized fair value loss on digital asset	9,725	—
Gain on partial disposal of an equity-accounted investee	—	(1,244)
Share of loss of equity-accounted investees, net of tax	1,260	2,010
Impairment loss of goodwill	6,815	—
Loss from discontinued operations, net of tax	3,731	11,420
Adjusted EBITDA (Non-IFRS)	$(13,914)	$(17,732)
Notes:
(a) Transaction-related expenses associated with acquisition, disposal and fundraising activities comprised the following:

	Year Ended
	December 31,	December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Disposals (ACT Genomics and Insighta) related legal and professional fees	$3,776	$1,648
Equity fundraising transactions related legal and professional fees and other costs	2,917	—
Advisory and professional fees related to a strategic transaction that did not proceed	739	—
Amortization of prepaid retainer on strategic transaction over engagement term*	502	502
Acquisition of Europa related advisory and legal fees	—	955
Historical de-SPAC listing related costs	—	500
Others	18	—
	$7,952	$3,605
* Relates to a single upfront retainer paid under a fixed-term advisory engagement entered into in 2024 for specified financing and strategic transaction advisory services for the transformation of the Company. The amounts recognized in

2024 and 2025 represent the allocation of that one-time prepaid amount over the contractual engagement period, rather than separate or recurring retainers or advisory engagements. The prepaid amount was fully amortized in 2025, and no further expense will be recognized in respect of that retainer.
These costs consist of incremental, transaction-specific professional, advisory and other fees incurred in connection with discrete capital markets and strategic transactions. They vary in occurrence and amount based on discrete transactions, and accordingly are not considered normal, recurring cash operating expenses necessary to operate the Company's business.
(b) Strategic realignment and discontinued products impact comprised the following:

	Year Ended
	December 31,	December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Product discontinuation and India operations closure costs	$13	$173
Contingent incentive compensation on completion of equity fundraising and disposal of ACT Genomics**	3,748	—
	$3,761	$173
** Represents one-time incentive compensation payable to management that was contingent solely upon, and incurred by reason of, the completion of the strategic disposals. This compensation did not form part of management's recurring remuneration arrangements and cannot recur following the disposals.
These costs reflect the Company's strategic exit from non-core or discontinued operations. Management excludes these costs because it does not consider them representative of the Company’s underlying operating performance and because their exclusion enhances comparability of results across periods.

	Three Months Ended
	December 31,	December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Loss for the period under IFRS Accounting Standards	$(7,542)	$(17,543)
Depreciation and amortization	493	668
Interest income	(210)	(522)
Other finance costs	45	86
Income tax expense/(credit)	37	(7,440)
EBITDA (Non-IFRS)	(7,177)	(24,751)
Amortization of deferred expenses	—	2,099
Equity-settled share-based payment expenses	1,299	1,176
Transaction-related expenses associated with acquisition, disposal and fundraising activities (see note (a))	4,366	1,781
Strategic realignment and discontinued products impact (see note (b))	3,750	10
Exchange gain or loss, net	199	(546)
Fair value (gain)/loss on financial assets at fair value through profit or loss	(879)	8,728
Gain on warrant exchange	(36,657)	—
Fair value loss/(gain) on warrant liabilities	17,339	(31)
Unrealized fair value loss/(gain) on digital asset	9,725	—
Gain on partial disposal of an equity-accounted investee	—	(1,244)
Share of loss of equity-accounted investees, net of tax	196	961
Impairment loss of goodwill	6,815	—
(Profit)/loss from discontinued operations, net of tax	(2,153)	4,202
Adjusted EBITDA (Non-IFRS)	$(3,177)	$(7,615)
Notes:

(a) Transaction-related expenses associated with acquisition, disposal and fundraising activities comprised the following:

	Three Months Ended
	December 31,	December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Disposals (ACT Genomics and Insighta) related legal and professional fees	$1,450	$1,656
Equity fundraising transactions related legal and professional fees and other costs	2,764	—
Advisory and professional fees related to a strategic transaction that did not proceed	25	—
Amortization of prepaid retainer on strategic transaction over engagement term*	125	125
Others	2	—
	$4,366	$1,781
* Relates to a single upfront retainer paid under a fixed-term advisory engagement entered into in 2024 for specified financing and strategic transaction advisory services for the transformation of the Company. The amounts recognized in 2024 and 2025 represent the allocation of that one-time prepaid amount over the contractual engagement period, rather than separate or recurring retainers or advisory engagements. The prepaid amount was fully amortized in 2025, and no further expense will be recognized in respect of that retainer.
These costs consist of incremental, transaction-specific professional, advisory and other fees incurred in connection with discrete capital markets and strategic transactions. They vary in occurrence and amount based on discrete transactions, and accordingly are not considered normal, recurring cash operating expenses necessary to operate the Company's business.
(b) Strategic realignment and discontinued products impact comprised the following:

	Three Months Ended
	December 31,	December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Product discontinuation and India operations closure costs	$2	$10
Contingent incentive compensation on completion of equity fundraising and disposal of ACT Genomics**	3,748	—
	$3,750	$10
** Represents one-time incentive compensation payable to management that was contingent solely upon, and incurred by reason of, the completion of the strategic disposals. This compensation did not form part of management's recurring remuneration arrangements and cannot recur following the disposals.
These costs reflect the Company's strategic exit from non-core or discontinued operations. Management excludes these costs because it does not consider them representative of the Company’s underlying operating performance and because their exclusion enhances comparability of results across periods.
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
The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2025	2024	2023
	(in thousands of U.S. dollars)
Net cash used in operating activities	$(21,826)	$(28,874)	$(13,765)
Net cash (used in)/from investing activities	(35,694)	38,541	(82,952)
Net cash from/(used in) financing activities	37,467	(3,343)	(4,704)
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

PART III.
ITEM 19. EXHIBITS
The following exhibits are being filed as part of this Amendment No. 2 to our annual report on Form 20-F for the fiscal year ended December 31, 2025.

Exhibit Number	Description

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Allbright Law (Hong Kong) Offices LLP

101.INS*	Inline XBRL Instance Document—this instance document does not appear on the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
_______________
*Filed with this Annual Report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Prenetics Global Limited

By:	/s/ Danny Sheng Wu Yeung
Name:	Danny Sheng Wu Yeung
Title:	Chief Executive Officer
Date: July 30, 2026