Form 20-F/A
period 2025-12-31
Prenetics Global Ltd
filed 2026-09-04
CIK 1876431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
FORM 20-F/A
(Amendment No. 3)
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
Yes ☐         No ☐

EXPLANATORY NOTE

This Amendment No. 3 on Form 20-F/A (the “Amendment”) is being filed by Prenetics Global Limited (the “Company,” “we,” “our,” or “us”) to amend the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2026 (the “Original Filing”), as amended by Amendment No. 1 on Form 20-F/A filed with the SEC on July 2, 2026 (“Amendment No. 1”) and Amendment No. 2 on Form 20-F/A filed with the SEC on July 30, 2026 (“Amendment No. 2,” and the Original Filing as amended by Amendment No. 1 and Amendment No. 2, the “Amended Filing”).

This Amendment is being filed solely for the purpose of amending the following Items of the Original Filing, in response to comments received from the SEC regarding the Amended Filing: (i) Item 4. Information on the Company, to revise certain of the Company's non-IFRS financial disclosures; and (ii) Item 5. Operating and Financial Review and Prospects, to provide further details regarding adjustments made in arriving at the Company's share of loss of equity-accounted investees, net of tax, and to revise the Company's presentation of certain non-IFRS financial measures and related disclosures.

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

Metric	FY2025	FY2024	YoY	FY2026E Guidance
Total Revenue[2]	$92.4M	$15.9M	+480%	—
IM8 Revenue	$60.1M	$0.4M	+16,156%	$180M–$200M
Gross Profit / Margin	$48.8M / 52.8%	$9.3M / 58.2%	+426%	—
IM8 Gross Margin	~63%	—	—	~60% target
Loss for the year	$(40.0M)	$(49.8M)	(19.7)%	—
2 Represents revenue from continuing operations only.

Adjusted EBITDA Loss[3]	$(18.1M)	$(17.7M)	(2.3)%	$(16M)–$(20M); adjusted EBITDA profitability by Q4 2027[4]
Loss for the period (Q4 only)	$(7.5M)	$(17.5M)	(57.0)%	—
Adjusted EBITDA Loss (Q4 only)	$(7.2M)	$(7.6M)	+5.3%	—
Following our strategic transformation throughout 2025 and into 2026, our business is organized around two brands:

Business Unit[5]	FY2025 Revenue	Gross Margin	Status
IM8	$60.1M	~63%	Core growth engine
CircleDNA	$12.9M	~85%	Retained; complementary asset
Europa (3PL business divested in January 2026)	$19.3M	~1%	Divested
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
3 Adjusted EBITDA is a non-IFRS financial measure used by us to measure the strength of our core financial and operating performance. Adjusted EBITDA excludes (1) depreciation and amortization, (2) interest income, (3) other finance costs, (4) income tax expense/(credit), (5) amortization of deferred expenses, (6) equity-settled share-based payment expenses, (7) transaction-related expenses associated with acquisitions, disposals, equity financing and capital structure transactions, (8) strategic realignment and discontinued products impact, (9) exchange gain or loss, net, (10) fair value loss on financial assets at fair value through profit or loss, (11) gain on warrant exchange, (12) fair value loss/(gain) on warrant liabilities, (13) unrealized fair value loss on digital asset, (14) gain on partial disposal of an equity-accounted investee, (15) share of loss of equity-accounted investees, net of tax, (16) impairment loss of goodwill, and (17) (profit)/loss from discontinued operations, net of tax. These adjustments are made for items that may not be indicative of our business performance, including non-cash and/or non-recurring items. For more information regarding this non-IFRS financial measure, see "Item 5. Operating and Financial Review and Prospects — A. Operating Results — Non-IFRS Financial Measures."
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

Share of Loss of Equity-accounted Investees, net of tax
Share of loss of equity-accounted investees, net of tax, decreased by $0.7 million, or 37% from $2.0 million for the year ended December 31, 2024 to $1.3 million for the year ended December 31, 2025. This amount principally represents our share of the results of investees, accounted for under the equity method and adjusted as described below.
Insighta's results used in applying the equity method differ from the net profit reported in Insighta's own financial statements. Upon our acquisition of an interest in Insighta in July 2023, we determined the fair values of Insighta's identifiable assets and liabilities. The fair values of Insighta's identifiable intangible assets exceeded their carrying amounts in Insighta's own financial statements. Those fair value adjustments are included in the carrying amount of our investment.
In applying the equity method, we adjust our share of Insighta’s post-acquisition profit or loss to account for the amortization of those fair-value adjustments and other differences in measurement. Those investor-level adjustments are recognized in our consolidated financial statements and are not reflected in Insighta’s own financial statements.
Insighta’s consolidated financial statements reported net profit of HK$5.8 million, or approximately $0.7 million, for the year ended December 31, 2025 and HK$4.5 million, or approximately $0.6 million, for the year ended December 31, 2024. After the adjustments described above, totaling approximately $4.3 million for the year ended December 31, 2025 and $5.1 million for the year ended December 31, 2024, and principally comprising amortization of the fair-value adjustments arising upon acquisition, Insighta’s adjusted results were losses of approximately $3.6 million and $4.5 million, respectively. These adjusted results are presented for Insighta as a whole, before applying our applicable ownership interest.
Our interest in Insighta was 50% until October 14, 2024, when it was reduced to 35% following the disposal of a 15% equity interest to a third party, and remained 35% throughout 2025. After applying our applicable ownership interest and reflecting the other components of the equity-method calculation, our share of loss recognized in the consolidated statement of profit or loss was $1.3 million for the year ended December 31, 2025 and $2.0 million for the year ended December 31, 2024.
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
Non-IFRS Financial Measures
Management uses certain non-IFRS financial measures to supplement the financial measures prepared in accordance with IFRS Accounting Standards, which include adjusted EBITDA. Management believes that adjusted EBITDA is helpful to investors as they provide useful information to understand our core financial and operating performance from period to period because they exclude (1) depreciation and amortization, (2) interest income, (3) other finance costs, (4) income tax expense/(credit), (5) amortization of deferred expenses, (6) equity-settled share-based payment expenses, (7) transaction-related expenses associated with acquisitions, disposals, equity financing and capital structure transactions, (8) strategic realignment and discontinued products impact, (9) exchange gain or loss, net, (10) fair value loss on financial assets at fair value through profit or loss, (11) gain on warrant exchange, (12) fair value loss/(gain) on warrant liabilities, (13) unrealized fair value loss on digital asset, (14) gain on partial disposal of an equity-accounted investee, (15) share of loss of equity-accounted investees, net of tax, (16) impairment loss of goodwill, and (17) (profit)/loss from discontinued operations, net of tax. These adjustments are made for items that may not be indicative of our business performance, including non-cash and/or non-recurring items.
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

	Year Ended
	December 31,	December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Loss for the year under IFRS Accounting Standards	$(39,978)	$(49,806)
Depreciation and amortization	2,340	2,479
Interest income	(1,042)	(1,846)
Other finance costs	241	168
Income tax expense/(credit)	34	(7,639)
EBITDA (Non-IFRS)	(38,405)	(56,644)
Amortization of deferred expenses	3,549	8,294
Equity-settled share-based payment expenses	6,354	5,842
Transaction-related expenses associated with acquisitions, disposals, equity financing and capital structure transactions (see note (a))	7,549	3,605
Strategic realignment and discontinued products impact (see note (b))	13	173
Exchange gain or loss, net	838	(8)
Fair value loss on financial assets at fair value through profit or loss	(780)	8,869
Gain on warrant exchange	(36,657)	—
Fair value loss/(gain) on warrant liabilities	17,943	(49)
Unrealized fair value loss on digital asset	9,725	—
Gain on partial disposal of an equity-accounted investee	—	(1,244)
Share of loss of equity-accounted investees, net of tax	1,260	2,010
Impairment loss of goodwill	6,815	—
Loss from discontinued operations, net of tax	3,731	11,420
Adjusted EBITDA (Non-IFRS)	$(18,065)	$(17,732)
Notes:
(a) Transaction-related expenses associated with acquisitions, disposals, equity financing and capital structure transactions comprised the following:

	Year Ended
	December 31,	December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Disposals (ACT Genomics and Insighta) related legal and professional fees	$3,776	$1,648
Legal, professional and other costs related to equity financing and capital structure transactions	2,514	—
Advisory and professional fees related to a strategic transaction that did not proceed	739	—
Amortization of prepaid retainer on strategic transaction over engagement term*	502	502
Acquisition of Europa related advisory and legal fees	—	955
Historical de-SPAC listing related costs	—	500
Others	18	—
	$7,549	$3,605
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

	Three Months Ended
	December 31,	December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Loss for the period under IFRS Accounting Standards	$(7,542)	$(17,543)
Depreciation and amortization	493	668
Interest income	(210)	(522)
Other finance costs	45	86
Income tax expense/(credit)	37	(7,440)
EBITDA (Non-IFRS)	(7,177)	(24,751)
Amortization of deferred expenses	—	2,099
Equity-settled share-based payment expenses	1,299	1,176
Transaction-related expenses associated with acquisitions, disposals, equity financing and capital structure transactions (see note (a))	4,116	1,781
Strategic realignment and discontinued products impact (see note (b))	2	10
Exchange gain or loss, net	199	(546)
Fair value (gain)/loss on financial assets at fair value through profit or loss	(879)	8,728
Gain on warrant exchange	(36,657)	—
Fair value loss/(gain) on warrant liabilities	17,339	(31)
Unrealized fair value loss/(gain) on digital asset	9,725	—
Gain on partial disposal of an equity-accounted investee	—	(1,244)
Share of loss of equity-accounted investees, net of tax	196	961
Impairment loss of goodwill	6,815	—
(Profit)/loss from discontinued operations, net of tax	(2,153)	4,202
Adjusted EBITDA (Non-IFRS)	$(7,175)	$(7,615)
Notes:
(a) Transaction-related expenses associated with acquisitions, disposals, equity financing and capital structure transactions comprised the following:

	Three Months Ended
	December 31,	December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Disposals (ACT Genomics and Insighta) related legal and professional fees	$1,450	$1,656
Legal, professional and other costs related to equity financing and capital structure transactions	2,514	—
Advisory and professional fees related to a strategic transaction that did not proceed	25	—
Amortization of prepaid retainer on strategic transaction over engagement term*	125	125
Others	2	—
	$4,116	$1,781
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

PART III.
ITEM 19. EXHIBITS
The following exhibits are being filed as part of this Amendment No. 3 to our annual report on Form 20-F for the fiscal year ended December 31, 2025.

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
Date: September 4, 2026